Form 20-F
period 2002-12-31
AURELIA ENERGY N V
filed 2003-04-15
CIK 1172374

Use these links to rapidly review the document
TABLE OF CONTENTS
PART III

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                      to                                     .

Commission file number:

AURELIA ENERGY N.V.
(Exact name of Registrant as specified in its charter)

AURELIA ENERGY N.V.
(Translation of Registrant's name into English)

Netherlands Antilles
(Jurisdiction of incorporation or organization)

Landhuis Joonchi
Kaya Richard J Beaujun z/n
Curaçao, Netherlands Antilles
(599) 9736 6277
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

10 1/4% Senior Notes due 2012
Senior Subordinated Guarantees
(Title of class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

34,000 Non-Profit Sharing 5% Non-Cumulative Preference A Shares, par value U.S.$1,000 per share
136,000 Common B Shares, par value U.S.$1,000 per share

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

        Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

        Item 17 ☐    Item 18 ☒

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        We prepare our financial statements on a consolidated basis in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). Our auditors conduct their audit of our consolidated financial statements in accordance with auditing standards generally accepted in the United States. We have included in this annual report selected consolidated financial information as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and audited consolidated financial statements as of and for the years ended December 31, 2000, 2001 and 2002.

        We have included in this annual report EBITDA amounts for certain periods, because we believe that EBITDA is a useful measure for certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements, and because we believe that it provides a useful measure of the level of profitability we achieve with our asset base. EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with U.S. GAAP. A reconciliation of the EBITDA amounts included herein to net income and net cash provided by operating activities (which are U.S. GAAP measures) is set forth under "Item 3: Key Information—(A) Selected Consolidated Financial Data—Notes".

        Certain monetary amounts and other figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures which precede them, and figures expressed as percentages in the text may not total 100.0% when aggregated.

        We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. When we use the terms "we", "us", "our" and words of similar import, we are referring to Aurelia Energy N.V., itself, or to Aurelia Energy N.V. and its consolidated subsidiaries, as the context requires. When we refer to "Aurelia Holding N.V.", the registered shareholder of 100.0% of our outstanding voting shares, with respect to dates on or after January 28, 2003, we are referring to Aurelia Holding N.V. in liquidation. When we use the terms "own" and "owns", with respect to our FPSOs and FPSO hulls, we are referring to:

  •
  legal (title) and economic ownership of both the hull and the topsides in the case of the Uisge Gorm, the Glas Dowrand the Munin,

  •
  legal (title) and economic ownership of the hull and economic ownership of the topsides in the case of the Bleo Holm and the Haewene Brim, and

  •
  legal (title) and economic ownership of the hull in the case of the Aoka Mizu and the Paradise.

        References to "dollars", "U.S. dollars" and "U.S.$" are to the currency of the United States, references to "euro" and "€" are to the single currency of the member states of the European Communities that have adopted the euro as their lawful currency under the legislation of the European Community relating to the Economic and Monetary Union and references to "£" and "sterling" are to the currency of the United Kingdom. In this annual report, we have translated certain euro amounts into U.S. dollars at an exchange rate of €1.00 to U.S.$1.0485 and certain sterling amounts into U.S. dollars at an exchange rate of £1.00 to U.S.$1.6095, which were the noon buying rates in New York City for cable transfers in those foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002, solely for the convenience of the reader. You should not construe these translations as representations that the euro or sterling amounts actually represent such U.S. dollar amounts or that we could convert these amounts into U.S. dollars at the rates indicated. On April 14, 2003 the applicable noon buying rates were €1.00 to U.S.$1.0773 and £1.00 to U.S.$1.5713.

FORWARD-LOOKING STATEMENTS

        This annual report includes forward-looking statements within the meaning of, and which have been made pursuant to, the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this annual report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets where we participate or are seeking to participate, and any statements preceded by, followed by or that include the words "believe", "expect", "aim", "intend", "will", "may", "anticipate", "seek" or similar expressions or the negative thereof, are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond our control, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

  •
  the level of oil reserves contained in the oil fields on which we operate our FPSOs and the performance of those fields in general;

  •
  levels of capital expenditures by the oil industry on offshore exploration and production activities;

  •
  our future capital needs;

  •
  our ability to enter into new service agreements for our FPSOs, including the Munin, upon the termination of their existing service agreements;

  •
  the efficacy of measures that we have implemented to limit the delays and cost overruns associated with our redeployment of the Glas Dowr;

  •
  the outcome of our discussions with tax authorities with respect to our internal restructuring and our 1997, 1998 and 1999 tax years;

  •
  our ability to manage currency risks;

  •
  our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate;

  •
  our ability to obtain, maintain and renew the permits and other governmental authorizations required to conduct our operations;

  •
  our liability for violations, known and unknown, under environmental laws;

  •
  our ability to complete existing and future projects on schedule and within budget;

  •
  our ability to comply with health and safety regulations at our facilities;

  •
  our ability to remain competitive and profitable;

  •
  the performance of oil companies to whom we contract our FPSOs;

  •
  the efficacy of modifications to our FPSOs;

  •
  our ability to compete in a competitive and changing marketplace;

  •
  our losses from operational hazards and uninsured risks;

  •
  our ability to minimize the downtime of FPSOs during periods of repair, maintenance, inclement weather and turnarounds;

  •
  our ability to protect our know-how and intellectual property;

  •
  the adverse impact of strikes, lock-outs and other industrial actions;

  •
  the possible extensions of our service agreements and certain of our material contracts;

  •
  our ability to tie-back additional oil fields that neighbor the oil fields on which our FPSOs operate; and

  •
  limitations on our operational flexibility arising under agreements governing our debt.

        Additional factors that could cause actual results, performance or achievements to differ materially include, but are not limited to, those discussed under "Item 3: Key Information—(D) Risk Factors" and elsewhere in this annual report. We caution you not to place undue reliance on these forward-looking statements which reflect our management's view only as of the date of this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

PART I

ITEM 1:    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2:    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3:    KEY INFORMATION

(A)  Selected Consolidated Financial Data

        The following table presents our selected financial data on a consolidated basis as at and for each of the years ended December 31, 1998, 1999, 2000, 2001 and 2002. We have extracted the following selected financial data from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, for the periods indicated. You should read the following selected consolidated financial data in conjunction with the information contained in "Item 5: Operating and Financial Review and Prospects" and our consolidated financial statements and the notes thereto included elsewhere in this annual report.

	As at and for the year ended December 31,
	1998	1999	2000	2001	2002
	(in U.S.$ thousands, except ratios and share and per share amounts)
Income Statement Data:
Revenues	342,374	274,918	200,197	197,317	262,799

Operations expenses	214,484	154,188	67,847	83,795	145,309
Selling, general and administrative expenses	8,709	6,905	7,834	9,467	9,736
Other operating income	(3,894)	(4,113)	(3,847)	(3,375)	(4,046)

Depreciation of tangible fixed assets and amortization of intangible fixed assets	42,413	59,692	64,058	58,335	54,038

Total operating expenses	261,712	216,672	135,892	148,222	205,037

Operating income	80,662	58,246	64,305	49,095	57,762

Interest income	8,377	7,219	5,638	5,188	3,447
Interest expense	(19,194)	(32,285)	(36,116)	(28,776)	(48,898)
Currency exchange results	(6,718)	11,045	4,102	5,759	1,452

Total financial income and expenses	(17,535)	(14,021)	(26,376)	(17,829)	(43,999)

Income before income taxes	63,127	44,225	37,929	31,266	13,763
Income taxes	2,594	(1,169)	(21,910)	(32,614)	(23,615)

Net income	60,533	45,394	59,839	63,880	37,378

Number of common B shares outstanding	136,000	136,000	136,000	136,000	136,000
Net income per common B share	445	334	440	470	275

Balance Sheet Data:
Cash and cash equivalents	17,519		21,210		25,295		15,713		23,024
Fixed assets(1)	804,730		793,313		741,050		977,700		1,018,785
Total assets	970,601		976,047		910,022		1,189,187		1,279,820
Total debt(2)	475,303		438,976		347,754		546,577		632,127
Subordinated Marenco loan	103,107		114,492		116,350		117,616		125,849
Shareholders' equity (net assets)	263,206		307,487		366,951		424,704		460,191
Cash Flow Data:
Net cash provided by operating activities	36,531		77,095		103,835		73,719		84,420
Net cash (used in) investing activities	(228,438)		(48,523)		(11,911)		(285,102)		(95,105)
Net cash provided by (used in) financing activities	191,578		(24,942)		(87,047)		203,275		20,018
Other Financial Data and Ratios:
EBITDA(3)	123,075		117,938		128,363		107,430		111,800
Capital expenditures, net(4)	228,530		48,275		11,911		14,618		95,105
Cash interest paid(5)	31,356		36,610		28,232		20,738		41,829
Ratio of EBITDA to cash interest paid	3.93	x	3.22	x	4.55	x	5.18	x	2.67	x
Ratio of net debt to EBITDA(6)	3.72	x	3.54	x	2.51	x	4.94	x	4.99	x
Ratio of earnings to fixed charges(7)	2.33	x	1.76	x	2.10	x	2.15	x	1.25	x

Notes:

(1)
"Fixed assets" includes tangible fixed assets.

(2)
"Total debt" includes all indebtedness other than the subordinated Marenco loan.

(3)
"EBITDA" is defined as operating income (loss) plus depreciation and amortization. EBITDA is presented as additional information because we believe that it is a useful measure for certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. We also believe that it provides a useful measure of the level of profitability we achieve with our asset base. EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with U.S. GAAP.

  The following table presents a reconciliation of our EBITDA to net income and net cash provided by operating activities for the periods indicated.

	For the year ended December 31,
	1998	1999	2000	2001	2002
	(in U.S.$ thousands)
EBITDA	123,075	117,938	128,363	107,430	111,800
Depreciation of tangible fixed assets and amortization of intangible assets	(42,413)	(59,692)	(64,058)	(58,335)	(54,038)
Financial income and expense	(17,535)	(14,021)	(26,376)	(17,829)	(43,999)
Income taxes	(2,594)	1,169	21,910	32,614	23,615

Net income	60,533	45,394	59,839	63,880	37,378
Adjustments to reconcile net income to cash provided	37,440	60,402	44,114	28,495	41,087
Changes in operating assets and liabilities, net of effect of acquisitions	(61,442)	(28,701)	(118)	(18,656)	5,955

Net cash provided by operating activities	36,531	77,095	103,835	73,719	84,420

(4)
"Capital expenditures, net" represents additions to fixed assets less disposals of fixed assets and excludes the acquisitions of the Haewene Brim, the Munin and their related operating companies.

(5)
"Cash interest paid" is defined as interest expense, plus capitalized interest, less accrued interest on the subordinated and unsubordinated Marenco loans and less amortization of debt arrangement fees.

(6)
"Net debt" is defined as total debt less cash and cash equivalents.

(7)
The term "earnings" is the amount of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges, plus amortization of capitalized interest, plus distributed income to equity investees, plus the share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized, less preference security dividend requirements of consolidated subsidiaries, less the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. The term "fixed charges" means the sum of the following: (a) interest expensed or capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries. The term "preference security dividend" is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities, computed as the amount of the dividend divided by one minus the effective income tax rate applicable to continuing operations.

(B)  Capitalization and Indebtedness

        Not applicable.

(C)  Reasons for the Offer and Use of Proceeds

        Not applicable.

(D)  Risk Factors

        We have listed below considerations that could have a material adverse effect on our business, financial condition or results of operations. Additional considerations not presently known to us or that we currently deem immaterial may also impair our business operations. These factors should be considered carefully, together with the information and financial data set forth elsewhere in this annual report.

We depend on capital expenditures by the offshore oil industry and reductions in such expenditures have had and may continue to have a material adverse impact on our business.

        Demand for our products and services depends to a large extent on the level of offshore exploration and production activity by oil companies and the level of capital expenditures by the oil industry that is devoted to offshore operations. These factors in turn depend in part on prevailing oil prices, expectations about future prices, the cost of exploring for, producing and delivering oil, the discovery rate of new oil reserves in offshore areas, domestic and international political, military, regulatory and economic conditions, technological advances and the ability of oil companies to generate funds for capital expenditures. Prices for oil historically have been extremely volatile and have reacted to changes in the supply of and demand for oil (including changes resulting from the ability of the Organization of Petroleum Exporting Countries to establish and maintain production quotas) and domestic and worldwide economic conditions and political instability in oil producing countries. In particular, uncertainties with respect to international political, military and economic conditions, expectations with respect to oil prices that have followed the terrorist attacks in New York City and Washington, D.C. on September 11, 2001 and international developments concerning Iraq may exacerbate the risk of change with respect to the foregoing.

        Although our service agreements are designed to minimize the effect of fluctuations in the price of oil and levels of exploration and production activities by oil companies, changes in the price of oil and decreases in the level of exploration and production could affect the decisions of oil companies to extend our existing contract periods or to enter into new service agreements, particularly in marginal fields and fields that are near the end of their productive lives. Changes in oil prices that impact levels of production could also affect the amount of tariff or bonus payments we earn under our service agreements. Furthermore, our SPM business is particularly susceptible to fluctuations in the price of oil and levels of exploration and production activity by oil companies, because SPM systems are typically sold rather than leased. Historically, oil companies have reduced their capital expenditures on SPM systems during periods of depressed oil prices and decreased levels of exploration and production activities. For instance, our SPM business generated revenues of U.S.$193.8 million and EBITDA of U.S.$26.2 million in 1998 when exploration and production activities reached comparatively high levels, but generated revenues of only U.S.$17.4 million and EBITDA of only U.S.$0.3 million in 2000 when exploration and production activities reached relatively low levels.

        No assurance can be given that current levels of exploration and production activity and capital expenditures on offshore oil operations will continue or that demand for our products and services will continue at the same level relative to the level of those activities. We anticipate that prices for oil will continue to be volatile and affect the demand for and pricing of our products and services. While we believe that having a flexible and scalable workforce is an important factor in managing business cycles, a material decline in oil prices or offshore exploration and production activities could materially adversely affect our ability to extend existing contract periods, enter into new service agreements or secure new SPM development contracts.

We generate the majority of our revenues from a limited number of FPSOs and customers and the loss of revenues from any of these vessels or customers could have a material adverse effect on our financial condition and business prospects.

        We generate the majority of our revenues from the contract payments that we receive for the provision of FPSOs and related services under our existing service agreements. Our FPSO fleet currently consists of five high specification FPSOs: the Bleo Holm, the Uisge Gorm, the Glas Dowr, the Haewene Brim and the Munin. While each of the FPSOs has been contracted to an oil company, we currently receive contract payments for only the Bleo Holm, the Uisge Gorm, the Haewene Brim and the Munin. Further, while we expect to begin receiving contract payments for the operation of the Glas Dowr in June 2003, we expect to stop receiving contract payments for the Munin under its existing service agreement in February 2004. The loss of revenues from any of these FPSOs or customers, whether as a result of damage or destruction of the vessel, our inability to meet production uptime requirements, the depletion of any of the oil fields on which they operate, the termination of their service agreements for any reason after the expiration of the minimum contract period, the inability or unwillingness of customers to make payments under any of their service agreements, or our inability to obtain new service agreements (particularly with respect to the Munin) could have a material adverse effect on our financial condition and results of operation.

Our projects may be subject to delays and cost overruns.

        Our FPSO and SPM projects may be subject to delays and cost overruns due to delays in equipment deliveries, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, shortages of materials or skilled labor or labor unrest. Our FPSO projects may be particularly susceptible to cost overruns and delays due to the engineering and construction uncertainties inherent in the development and modification of FPSOs. Based on our experience, we believe that the cost of constructing a high specification FPSO (including the cost of procuring and converting a hull) ranges from U.S.$250.0 million to U.S.$350.0 million, though larger and more complex FPSOs may have higher construction costs. The cost of modifying an existing FPSO depends to a large degree on the scope and nature of the work to be performed. In the past, we have experienced cost overruns and delays in connection with the development and modification of our FPSO fleet. While we have implemented measures to assist us in completing projects on time and within budget, we have continued to experience delays and budget overruns in connection with some of our FPSO projects, including, most recently, the modification of the Glas Dowr, which is currently six months behind schedule and approximately U.S.$40.0 million over budget. See "Item 4: Information on the Company—(B) Business Overview—FPSO Business—FPSO Fleet and FPSO Hulls—Glas Dowr" and "Item 5: Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources— Capital Expenditures". Some of the delays and budget overruns that we have experienced have been due to factors beyond our control. There can be no assurances that we will not experience material cost overruns or delays in the future. Because we bid our service agreements and SPM delivery contracts at fixed prices, any cost overruns or delays may require us, among other things, to seek to incur additional indebtedness to complete a project and may make it more difficult for us to be awarded projects or to secure financing for projects in the future. In addition, because we generally earn contract payments after the date of first oil, material project delays could adversely affect the timing of the revenues we receive under our new service agreements and, consequently, could affect our ability to service any indebtedness incurred in connection with the project. As a result, significant cost overruns or delays could have a material adverse effect on our liquidity, financial condition and results of operations. There can be no assurance that we would be able to fund any delays or overruns, through the incurrence of indebtedness or otherwise, or that such funds would be provided on favorable terms.

We are subject to competition which could limit our ability to maintain or increase our market share or to maintain our prices at profitable levels.

        We operate in markets that are highly competitive and subject to business cycles. Most of our service agreements and SPM delivery contracts are obtained through a competitive bidding process which is standard for the industry in which we operate. We compete with both international and local companies. While price is a major factor influencing whether we are awarded an FPSO or SPM contract, other important factors include equipment availability, service quality, technological capacity, performance, reputation (particularly with respect to safety and performance), customer relations, long-standing relationships and experience of personnel. While we are a leader in both the FPSO and SPM markets, some of our competitors may be better positioned to withstand and adjust more quickly to volatile market conditions, such as fluctuations in oil prices and exploration and production levels or changes in government regulations. In addition, the FPSO market is characterized by long lead times for construction and competition in obtaining service agreements. FPSOs have few alternative uses and, because of their nature and the environment in which they operate, have relatively high capital costs, whether or not operating. Because these costs are essentially fixed, and in order to avoid additional expenses associated with temporarily idling or "stacking" our FPSOs, we may from time to time be required to bid our products and services for operation or delivery at unattractive rates. See "Item 4: Information on the Company—(B) Business Overview—Competition". We cannot predict the future level of demand for our products or services.

Our business is subject to operational risks which may not be insured or insurable on economically favorable terms.

        Our operations are subject to hazards inherent in the offshore oil industry, including blowouts, reservoir damage, loss of production, loss of well control, cratering and fires, the occurrence of which could result in the suspension of production operations, substantial damage to or destruction of equipment and injury or death to personnel on board our vessels. Damage to the environment could result from our operations, particularly through oil spillage or extensive uncontrolled fires. In addition, our operations are subject to maritime hazards, including capsizing, grounding, collision and loss or damage from severe weather or storms.

        We maintain insurance coverage in such amounts as we believe to be prudent against normal risks in our operations, including, among other things, the risk of pollution and damage to vessels. Certain risks (such as business interruptions and environmental liabilities in excess of certain limits), however, are either not insurable or are insurable only at rates we consider uneconomical. The cost to obtain and maintain insurance could increase or decrease in the future for any number of reasons. In the aftermath of the events in the United States on September 11, 2001, premiums on insurance for our FPSO operations have increased by over 100%. As a result, there can be no assurance that we will continue to maintain current levels of insurance beyond that required by our service agreements and we may determine in the future to carry less insurance or not to insure at all. Moreover, our insurance coverage does not protect against loss of revenues, although we are required under our credit facility to obtain such insurance if the number of FPSOs from which we receive revenues falls below three.

        Depending on competitive conditions and other factors, we seek to obtain indemnity agreements from our customers which require them to hold us harmless in the event of loss of production, reservoir damage or liability for pollution that originates below the surface of the water. We generally rely on these indemnities to protect us from risks which are uninsurable or insurable only at rates which we believe are uneconomical. When obtained, these contractual indemnifications may include cross-indemnification provisions, and the obligations thereunder may not be supported in all cases by adequate insurance maintained by the customer or required to be maintained by us. We have agreed to indemnify each of Amerada Hess, Talisman and SOI in the case of the Uisge Gorm, the Bleo Holm and the Munin, respectively, subject to amount limitations in the respective service agreements, in respect of pollution emanating from our FPSOs and certain other equipment which we have supplied, and each of Amerada Hess, Talisman and SOI has agreed to indemnify us with respect to the foregoing in excess of those amount limitations and in respect of pollution emanating from the field, reservoir or wells (in the case of the Munin, subject to certain exceptions). Under our new service agreement with PetroSA, we have agreed to indemnify PetroSA, subject to amount limitations, in respect of pollution emanating from our FPSO, shuttle tankers and certain subsea and other equipment, and PetroSA has agreed to indemnify us with respect to the foregoing in excess of those amount limitations (subject to an exclusion in the event our insurer denies coverage) and in respect of pollution emanating from wells and certain subsea and other equipment. In the case of the Haewene Brim, we have agreed to indemnify Enterprise Oil in respect of certain pollution emanating from our FPSO (unrelated to oil from the field) and certain other equipment we have supplied, and Enterprise Oil has agreed to indemnify us for pollution relating to oil from the field. These indemnity arrangements may not protect us in all circumstances.

        There can be no assurance that any insurance or contractual indemnity protection will be sufficient or effective under all circumstances or against all hazards to which we may be subject. The occurrence of a significant event not fully insured or indemnified against or the failure of a customer to meet its indemnification obligations to us could materially and adversely affect our results of operations and financial condition. Moreover, there can be no assurance that we will be able to maintain adequate insurance in the future at commercially reasonable rates or that any particular types of coverage will continue to be available.

We have a substantial amount of indebtedness outstanding.

        We have and will continue to have a substantial amount of indebtedness outstanding. Our total debt (which excludes the subordinated Marenco loan), consolidated total assets and shareholders' equity as of December 31, 2002 was U.S.$581.1 million, U.S.$1,279.8 million and U.S.$460.2 million, respectively, and our ratio of earnings to fixed charges was 1.25x for the year.

        Our substantial indebtedness could have important consequences to you. For example, it could:

  •
  increase our vulnerability to adverse general economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

  •
  limit our flexibility in planning for or reacting to changes in our businesses and the industries in which we operate;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt;

  •
  limit, along with the financial and other restrictive covenants of our indebtedness, among other things, our ability to borrow additional funds; or

  •
  increase the cost of additional financing.

        In addition, certain of our financing arrangements impose operating and financial restrictions on our business. These provisions require us to maintain minimum levels of tangible net worth and liquidity and ratios of operating income to gross interest expense and net income to dividend and interest expense above certain specified levels. These provisions may negatively affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund needed capital expenditures, significantly increase research and development expenditures, or withstand a continuing or future downturn in our business.

Our internal restructuring and our Dutch tax treatment of our group companies remain subject to review.

        Effective January 2000, we entered into an internal restructuring process. In connection with this restructuring, the economic interests in most of the assets and liabilities of certain non-Dutch group companies were sold to Bluewater Holding B.V., while legal title to the assets and liabilities transferred remained with the selling companies. The valuation of the assets and liabilities was based on a valuation report prepared by an independent investment bank. The sales of these economic interests resulted for the purposes of income taxes only in intercompany profits at the level of our non-Dutch operating companies and the creation of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. Although we have had extensive discussions with the Dutch tax authorities, among others, the tax consequences of the restructuring remain subject to further review. See "Item 10: Additional Information—(C) Material Contracts—Economic Sale Agreement".

        In May 2002, we received a draft tax audit report from the Dutch tax authorities. The draft tax audit report included certain proposed factual findings relating to the issue of whether our non-Dutch companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not represent a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft audit report, the Dutch tax authorities assessed, in June 2002, additional taxes with respect to a Dutch group member for its 1998 and 1999 tax years and assessed, in November 2002, additional taxes with respect to certain non-Dutch group members for their 1997 and 1999 tax years. The total amount of these assessments, including interest, is €52.9 million (U.S.$55.5 million), consisting of €12.0 million (U.S.$12.6 million) for the 1997 tax year, €16.0 million (U.S.$16.8 million) for the 1998 tax year and €24.9 million (U.S.$26.1 million) for the 1999 tax year. We are in discussions with the Dutch tax authorities regarding these taxes and are vigorously contesting their assessment. We believe that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities' position is based are incomplete and incorrect, and that the assessment of such additional taxes is contrary to certain favorable tax rulings which we have received from them. We also believe that, even if the methodology used by the Dutch tax authorities in formulating the assessments were accepted as correct (which we do not), the assessments contain a double-counting of certain taxes (estimated at €7.0 million (U.S.$7.3 million)) and that, even assuming the methodology used by the Dutch tax authorities in formulating the assessments were accepted as correct (which we do not), the total amount of the assessments, including interest, should not exceed €45.9 million (U.S.$48.2 million). In any event, we believe that any assessment of additional taxes is incorrect, and that it is likely that we will prevail on the merits in any final determination of the assessments. Accordingly, we intend to continue to contest vigorously the imposition of any additional taxes and, if necessary, to seek administrative and judicial review of the assessments. Administrative and judicial review of the assessments in the Netherlands would likely take several years. We intend to withhold payment of such taxes pending final resolution of the issue and have not established any accruals for these tax assessments. There can be no assurance, however, that the relevant issues will ultimately be resolved in our favor.

        In connection with the draft tax audit report, we have had discussions with the Dutch tax authorities concerning our internal restructuring. See "Item 10: Additional Information—(C) Material Contracts—Economic Sale Agreement". In the course of such discussions, the Dutch tax authorities have confirmed to us that they will not seek to tax any capital gain that may be associated with the sale of the relevant economic interests in connection with our internal restructuring, but instead will focus their analysis only on the amount of goodwill and deductible interest related to the internal restructuring and the percentage of goodwill and deductible interest from our internal restructuring that should ultimately be attributed to our non-Dutch activities. The outcome of such discussions could limit our ability to take advantage of future tax savings that may ultimately be realized in connection with our internal restructuring by limiting the amount of goodwill that we may amortize and the amount of interest that we may deduct for tax purposes in future periods. However, based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, we estimate that it is currently probable that we will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$768.0 million of interest bearing intercompany debt in connection with our internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes. Notwithstanding our current estimates, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on our actual tax position, because such definitive quantification depends on a number of possible future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in any possible future challenge to our internal restructuring, as well as the outcome of any relevant proceedings. In addition, in December 2001, U.S.$379.5 million of the intercompany indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that we may take advantage of in subsequent periods. While we believe that it is probable that we will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions or any proceedings relating thereto will have a material adverse effect on our financial position, there can be no assurance in this regard and we could lose some or all of the future anticipated tax savings associated with our internal restructuring.

Our business is subject to governmental regulation and environmental laws with which it may be difficult or impossible to comply and which could lead to significant liabilities.

        Our operations are subject to various governmental laws and regulations, including those relating to equipping and operating offshore vessels, vessel safety, currency conversions and repatriation, oil exploration and development, taxation of foreign earnings and earnings of expatriate personnel and the use of local employees and suppliers by foreign contractors. In addition, we depend on the demand for our services from the offshore oil industry and, therefore, we are affected by changing taxes, price controls and other laws that affect the oil industry generally and offshore exploration and production specifically. The adoption of laws and regulations curtailing exploration and development drilling for oil for economic or other policy reasons or practical restrictions on our ability to provide our services to our customers could adversely affect our operations by limiting demand for offshore production services. We cannot predict the extent to which our future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

        Our operations and assets are also affected by various environmental protection laws and regulations, including those relating to discharges into the air and water, the handling and disposal of waste and the health and safety of employees. The technical requirements of these laws and regulations are becoming increasingly complex, stringently enforced and expensive to comply with. Certain environmental laws provide for strict liability, rendering a party liable for environmental damage, personal injury and threats to health and safety without regard to its negligence or fault. Certain environmental laws may also expose us to joint and several liability for the conduct of others or for acts that complied with all applicable laws when they were performed. Sanctions for non-compliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. As a result, there can be no assurances that we will be able to comply with these laws in the future or that we will not be subject to liabilities that could adversely affect our financial condition or results of operation.

Our efforts to protect our intellectual property rights or to defend ourselves against any claims of infringement may be costly and, if unsuccessful, we may be barred from using our technology.

        Our results of operations depend in part upon our ability to develop and protect proprietary technology and operational know-how. We rely on a combination of patents and trade secret laws to establish and protect our proprietary technology. As a result, we enter into confidentiality agreements with our employees, contractors, customers and potential customers and limit access to and distribution of our technology. However, we cannot assure you that the actions we take will be adequate to deter the misappropriation or the independent third party development of technology that is substantially similar to ours. In particular, loss of employees in possession of operational and technical know-how to competitors could result in such information falling into the hands of our competitors, and it may be difficult for us to prove its use by those competitors and enforce our rights in it.

        Our strategy for filing patent applications is based principally around protecting our designs in selected jurisdictions which we consider to be important. However, ownership of our own patents or applications does not guarantee us freedom to operate over previously filed patents of others. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as the laws of the Netherlands, the Netherlands Antilles or the United States. Enforcing intellectual property rights against others or defending ourselves against claims of infringement could result in substantial costs and diversion of management and technical personnel and resources. The outcome of intellectual property proceedings could also impair our ability to develop and commercialize products and result in the award of substantial damages against us. In the event of an unfavorable outcome in litigation, we may need to obtain licenses or redesign our technologies or potential product to avoid infringement.

        Although we are not currently involved in any litigation regarding our intellectual property rights, or our possible infringement of intellectual property rights of others, we cannot assure you that we will not be involved in intellectual property litigation in the future. In the past, a competitor informed us that it believed we infringed upon a number of its pending patents. With respect to these patents, we received advice from our patent agent that our product design does not infringe upon any valid claim of the patent or application, modified our product design to one which in the opinion of our patent agent does not infringe upon any valid claim of the patent or application or successfully commenced an opposition proceeding. In addition, we are aware of a European patent application that is parallel to the patent application which was the subject of our successful opposition proceeding. This application has not yet been granted and we have received advice from our patent agent that we have not infringed and do not infringe on any valid claim of the related patent should the application be granted.

        We have no registered trademarks and rely on unregistered trademark rights in the countries in which we operate, to the extent that they exist, in order to protect our business name.

We are subject to risks associated with international operations which could negatively affect our business or results of operations.

        Our operations in some parts of the world are subject to certain political, economic and other uncertainties including risks of war and other international conflicts, expropriation or nationalization of assets, renegotiation or nullification of existing contracts, changing political conditions, changing laws and policies affecting trade and investment, changes in tax structures (including tax lease arrangements) and the general hazards associated with the assertion of foreign sovereignty over certain areas in which our operations are conducted, each of which may limit the movement of assets or funds or result in the deprivation of contractual rights or the taking of property without fair compensation. Additionally, our ability to compete in many foreign jurisdictions may be adversely affected by foreign governmental regulations that encourage or mandate the hiring of local contractors or by regulations that require foreign contractors to employ nationals or purchase supplies from a particular jurisdiction. Our future foreign operations could face the additional risks of fluctuating currency values, currency shortages and controls of foreign currency exchange. There can be no assurance that we will not be subject to material adverse developments with respect to our international operations.

Our operations are dependent on certain management personnel.

        Our future success will depend to a significant extent on our executive officers and other key management personnel. In addition, the success of any potential acquisitions may depend, in part, on our ability to retain management personnel of the acquired companies. Although we have employment agreements with several of our executive officers and key personnel, including Mr. Hugo Heerema, there can be no assurance that we will be able to attract or retain qualified management in the future. See "Item 6: Directors, Senior Management and Employees—(A) Directors and Senior Management".

Our share capital is indirectly held by a single beneficial shareholder that is prohibited from dismissing or replacing Mr. Hugo Heerema as the sole member of the management board of Bluewater Holding B.V. without his prior written consent.

        We are beneficially owned by the Jacaranda Trust, an irrevocable discretionary trust of which Mr. Hugo Heerema and certain members of his immediate family are beneficiaries. Documentation relating to the Jacaranda Trust provides for the transfer of the Jacaranda Trust's beneficial interest in us to Mr. Heerema in certain instances and prohibits the trustees of the Jacaranda Trust from exercising their powers in a manner that would result in Mr. Heerema being dismissed or replaced as the sole member of the management board of Bluewater Holding B.V. without his prior written consent. The management board of Bluewater Holding B.V. is generally responsible for setting our policies and managing our general affairs and business. See "Item 6: Directors, Senior Management and Employees" and "Item 7: Major Shareholder and Related Party Transactions". Your interests may be different from the interests of the Jacaranda Trust, its trustees or its beneficiaries or the interests of Mr. Heerema.

ITEM 4:    INFORMATION ON THE COMPANY

(A)  History and Development of the Company

        We are Aurelia Energy N.V., a holding company with no independent operations, and its subsidiaries, a group of companies that comprise a specialized service provider to and operator in the offshore oil industry. We operate under the name "Bluewater" and are a leader in the design, development, ownership and operation of FPSOs, which we operate for oil companies under medium- and long-term service agreements, and the design, development, project management and delivery of SPM systems.

        An FPSO is a type of floating production unit used by oil companies to produce, process, store and offload hydrocarbons from offshore fields. FPSOs are either newly built or converted tanker hulls upon which production equipment is mounted. Fluids (oil, gas and water) are processed onboard an FPSO, and treated crude oil is stored before being exported by an offtake system utilizing shuttle tankers. FPSOs are generally involved in the production, rather than the exploration or drilling, of oil.

        SPM systems are used to secure a floating production unit (including an FPSO), floating storage and offloading vessel or tanker to the ocean floor while allowing the unit, vessel or tanker to weathervane freely. Most SPM systems consist of an anchoring system that is connected to the ocean floor and a fluid transfer system that permits the transfer of fluids between fixed and rotating parts of the mooring system. Most SPM systems are developed for sale to oil companies and contractors under SPM delivery contracts.

        Our registered address is Landhuis Joonchi, Kaya Richard J Beaujun z/n, Curaçao, the Netherlands Antilles, and our telephone number is (599) 9736 6277. Bluewater Offshore Productions (U.S.A.), Inc. acts as our authorized representative in the United States. Its address is 8554 Katy Freeway, Suite 327, Houston, Texas 77024, and its telephone number is (1) 713 722 8131.

        Descriptions of recent important developments in our business and our capital expenditures are included under "—(B) Business Overview" and "Item 5: Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources—Capital Expenditures". A description of our operating subsidiaries is included under "Item 10: Additional Information—(I) Subsidiary Information".

(B)  Business Overview

Overview of Operations

        We conduct our operations principally through two businesses that we staff and resource according to market conditions and our business needs. These businesses consist of our:

  •
  FPSO business.    Our FPSO business earns revenues from the design, development and operation of FPSOs pursuant to medium- and long-term service agreements with oil companies. Under these agreements, we generally are paid a defined day rate consisting of a fixed facility fee that covers the rental of the FPSO and associated equipment and an indexed operating fee that covers the cost of operating, maintaining and insuring the vessel. We may also receive additional tariff payments based on oil or water production or gas lift volumes (or a combination of those volumes), bonus payments that relate to the prevailing price of oil and certain other fees. The medium- to long-term profile of our service agreements provides us with stable and predictable revenues. During the term of these agreements, the revenues from our FPSO business are generally significantly insulated from fluctuations in the price of oil and changes in the levels of exploration and production activities of oil companies. Our FPSO fleet currently consists of five high specification FPSOs (the Uisge Gorm, the Bleo Holm, the Glas Dowr, the Haewene Brim and the Munin) that we have contracted to our companies under service agreements and two FPSO hulls (the Aoka Mizu and the Paradise) that we are marketing worldwide. In 2000, 2001 and 2002, our FPSO business generated 91.3%, 90.3% and 83.4% of our revenues, respectively, 100.8%, 117.7% and 134.9% of our net income, respectively, and 99.8%, 106.9% and 113.1% of our EBITDA, respectively.

  •
  SPM business.    Our SPM business earns revenues from the design, development, project management and delivery of SPM systems under our SPM delivery contracts. We have developed a number of different types of SPM systems for oil companies and contractors around the world, resulting in the delivery of 3 SPM systems since 1999 and more than 50 SPM systems since our founding. Because SPM systems are integral to the operation of FPSOs in harsh environments, and because they form an important link in the oil production chain, we believe that it is important to preserve our core SPM capabilities for use in connection with future FPSO projects. In 2000, 2001 and 2002, our SPM business generated 8.7%, 9.7% and 16.6% of our revenues, respectively, (0.8)%, (11.7)% and (34.9)% of our net income, respectively, and 0.2%, (6.9)% and (13.1)% of our EBITDA, respectively.

        While we manage FPSO and SPM projects from the initial design and engineering phase to final installation, we do not engage in the fabrication of FPSOs or SPM systems. Rather, we outsource these requirements to qualified subcontractors.

        We earn revenues on a worldwide basis as described above. The following table presents information concerning our revenues by activity and geographical region for the periods indicated.

	For the year ended December 31,
	2000		2001		2002
	(in U.S.$ thousands, except percentages)
FPSO business:
Europe	182,806	91.3%	174,153	88.3%	183,690	69.9%
Asia	—	—	3,985	2.0%	23,030	8.8%
Africa	—	—	—	—	12,373	4.7%

Total	182,806	91.3%	178,138	90.3%	219,093	83.4%

SPM business:
Europe	5,262	2.6%	7,287	3.7%	4,869	1.9%
Asia	—	—	4,939	2.5%	14,070	5.3%
Africa	1,805	0.9%	6,953	3.5%	24,767	9.4%
Australia	6,974	3.5%	—	—	—	—
South America	3,350	1.7%	—	—	—	—

Total	17,391	8.7%	19,179	9.7%	43,706	16.6%

Total	200,197	100.0%	197,317	100.0%	262,799	100.0%

Strengths

        We believe that we have the following strengths:

  •
  Our FPSOs provide essential infrastructure to the fields on which they operate, facilitating extended production lives for the FPSOs.    We design and develop our FPSOs as life-of-field production assets in conjunction with oil companies seeking to maximize the production potential of their fields. Our FPSOs provide the necessary infrastructure for such activities through the extraction and processing of hydrocarbons from the ocean floor and the storage and offloading of treated crude oil. We believe that this infrastructural capacity links our FPSOs to the lives of the fields, providing our FPSO business with long-term earnings stability. This earnings stability is further strengthened by the economic incentive for field operators to develop neighboring fields through the use of tie-backs, which are relatively inexpensive compared to the development of an independent infrastructure. The Uisge Gorm and the Bleo Holm are currently benefiting from such tie-backs.

  •
  Our service agreements produce stable and predictable EBITDA streams.    We operate our FPSOs for oil companies pursuant to medium- and long-term service agreements, under which payments are generally made on the basis of defined day rates that consist of a fixed facility fee for the rental of the FPSO and associated equipment and an indexed operating fee for the operation and maintenance of the vessel during the minimum contract period. Our service agreements generally require oil companies to make contract payments irrespective of the price of oil or whether the field is producing oil. These contract payments result in stable and predictable EBITDA streams. Our service agreements also allow oil companies to continue to use our FPSOs at the end of the minimum contract period based on predetermined economic terms. The extension options provide oil companies with flexibility in developing their reservoir strategies using our FPSOs, while their predetermined economic terms enhance the stability of our EBITDA streams.

  •
  Our service agreements are backed by high quality assets.    Our five existing FPSOs are engineered for use in harsh environments and designed to satisfy the most stringent regulatory and environmental standards. Since commencing operations, our FPSOs have experienced negligible weather downtime and have generally maintained high operating uptimes while producing on-field. The technical, regulatory and environmental standards to which our FPSOs were built would currently permit us to operate them in most offshore oil producing regions, including the offshore fields of the North Sea, South Africa, West Africa, Brazil, Asia and Australia. We believe that our FPSOs should also be able to satisfy the regulatory and environmental standards in the U.S. Gulf of Mexico once the area opens to FPSO operations. In light of their original technical specifications, our FPSOs have remaining design lives that, in each case, exceed the expected production profile of their fields and which can be extended through general overhauls.

  •
  We have a successful track record in the development of new FPSOs and SPM systems.    We are an industry leader in the development and operation of FPSOs and the development of SPM systems, having been one of the early entrants to these markets. Since 1985, we have successfully developed six FPSOs after entering into service agreements with various oil companies, and we have developed and delivered over 50 SPM systems worldwide. Our customers have included Amerada Hess, Enterprise Oil, SOI, Elf, Exxon, Mobil, PetroSA, Shell, Talisman and Texaco. We believe that our track record, resource depth and focus make us one of the leading developers of FPSOs and SPM systems and will provide us with access to the new development opportunities currently arising in deepwater oil production.

  •
  We have an experienced engineering staff that can be deployed flexibly.    Our highly qualified engineering staff has experience in the design and development of both FPSOs and SPM systems and can be allocated between various projects depending on market conditions and project demands. In addition to the permanent members of our staff that have technical qualifications, we employ highly skilled auxiliary workers on a contractual basis according to our specific needs. We also outsource the more generic, labor intensive tasks relating to the development of FPSOs and SPM systems to subcontractors. We believe that this approach to staffing provides us with substantial flexibility that enables us to maintain our core engineering capabilities while being able to scale back our operations and manage our cost base in line with market conditions and business needs.

  •
  We maintain high operating standards.    Our policy is to conduct operations in a manner that promotes health and safety and to ensure that our activities do not harm the environment. We consider aspects regarding health, safety and the environment to rank equally with commercial and operational factors, and we review our health, safety and environmental practices and procedures regularly to ensure that our performance is continuously improved. We develop our FPSOs and SPM systems in line with the International Safety Management Code, ISO 9001 and ISO 14001. We have a strong record in safety and environmental issues. Our customers, governmental authorities and insurance companies perform regular audits of our FPSO operations and have consistently given us positive scores in this respect.

  •
  We have an experienced management team. Our senior management team has an average of 20 years of experience in the offshore oil and contracting industry.    We believe that the management and industry expertise of our senior management team will enable us to successfully implement our business strategy.

Strategy

        The primary elements of our strategy are to:

  •
  Maintain our earnings stability by focusing on our FPSO business.    We will continue to focus on maintaining high operating standards so as to ensure profit maximization from our existing service agreements by achieving high production uptimes. We will also continue to work in partnership with our field operators by aligning our production assets with their reservoir strategies. In this way, we expect to be able to assist oil companies in optimizing their field economics while prolonging the production lives of our FPSOs. Where possible, we will negotiate tariff and bonus payments in addition to fixed day rates when extending our existing service agreements.

  •
  Maximize our return on FPSO service agreements.    We believe that value maximization is a function not only of the time to first oil, but also field quality, the duration of our contract periods, day rates, the possibility of tie-backs to neighboring fields and the quality of the field operator. In seeking new service agreements for our FPSOs, we aim to balance these criteria in order to optimize our asset value. Our strategy is to develop FPSOs with long design lives and to operate those vessels pursuant to medium-or long-term service agreements with oil companies and on fields that maximize the potential for high day rates, extensions of contract periods and tie-backs to neighboring fields. We believe that our existing FPSO fleet has benefited from this strategy.

  •
  Continue to develop our SPM business and capture synergies with our FPSO development activity.    We will continue to develop SPM systems for delivery to our customers, utilizing our proprietary designs where appropriate. We will do this with a view to increase profits, maintain our market share and continue to take advantage of the synergies with our FPSO development activities for which SPM turret design is an integral component.

  •
  Selectively develop or acquire new FPSOs under service agreements over the medium-term.    In due course, and after we have entered into a new service agreement for the Munin, we intend to continue to selectively add to our FPSO fleet through the development or acquisition of additional vessels. We will do so on the basis of securing medium- to long-term service agreements with oil companies. In undertaking new FPSO developments, we will leverage our past experience of FPSO development while continuing to outsource all fabrication requirements. Whether we acquire an existing FPSO or develop a new FPSO, our objective will be to increase the level of our medium- to long-term contract revenues.

  •
  Continue to outsource fabrication of FPSOs that we operate and SPM systems that we sell.    We are not involved in the fabrication of the hulls, topsides or any other equipment related to the construction or modification of FPSOs. We also do not engage in the fabrication of any components of the SPM systems that we sell. We outsource all fabrication activities to subcontractors. We carefully manage the selection of our subcontractors and closely monitor the cost, timeliness and quality of the work delivered by them. By concentrating our operations on design, engineering, project management and marketing, we believe we are able to preserve the flexibility of our organization and reduce our vulnerability to the cyclicality of the oil industry. We will maintain our strategy of outsourcing all fabrication work related to our business in the future.

  •
  Preserve our strong engineering culture.    We strive to make advances in the development of new FPSOs and the innovation of FPSO and SPM technology. We believe that our strong engineering capabilities have enabled us to compete effectively in the FPSO and SPM markets. Given the trend in the offshore oil industry of expanding production in deepwater environments and other areas that require the use of high specification FPSOs, we aim to continue to promote the strong engineering culture within our organization.

FPSO Business

Service Agreements

        Our FPSO business focuses on the design, development, ownership and operation of FPSOs pursuant to medium- and long-term service agreements with oil companies. Our service agreements establish from the outset the functional specifications that our FPSOs must meet and are entered into before the FPSO development process begins. Our responsibility is to deliver an FPSO that complies with these specifications and to install a fully operational unit. Under our service agreements, we are responsible for performing the operations of the FPSO, for managing the interface between the unit and subsea facilities and offloading systems and for decommissioning the FPSO upon the cessation of production. Oil companies are responsible for the actual drilling, completion and testing of all wells and for the performance of any subsequent well interventions. Depending on the shuttle tanker or other arrangement, we may also be responsible for performing activities relating to offloading systems and maintaining and repairing subsea systems.

        Oil companies estimate the volume of recoverable hydrocarbon reserves in a particular field by analyzing geological and engineering data and use different probability scenarios to model the quantity of hydrocarbons that can be extracted from a particular field. These quantities are expressed in one of three main production profiles. The P90 production profile is the most conservative profile in the industry and indicates the level of reserves for which it is estimated that there is a 90.0% probability that the actual quantity will be more than the volume estimated and a 10.0% probability that it will be less. Given the uncertainties in predicting the productivity of a particular field, it is in the interest of oil companies to pursue flexible arrangements with FPSO operators in respect of contract periods. As a result, our service agreements generally provide for a minimum contract period based on the P90 production profile of a particular field and contain extension options that enable the oil company to extend the service agreement beyond the minimum term.

        When an oil company extends a service agreement beyond the minimum contract period, the subsequent contract payments are initially governed by predetermined terms that were set before the minimum contract period began. Renegotiation of payment terms is not required during these periods. These service agreement provisions allow us to receive payments for a minimum contract period regardless of whether actual production is terminated during the period, while they provide oil companies with certainty that the service agreement can be extended beyond the minimum contract period based on predetermined economic terms if the field life proves to be longer. To provide additional flexibility, our service agreements also permit the oil company to terminate the service agreement prior to the expiration of the minimum contract period, provided that termination payments are made to compensate us for the amount that we would have earned during the full minimum contract period. Depending on the particular service agreement, the oil company is required to provide us with between three and twelve months' notice if it elects either to terminate the contract during the minimum contract period or to extend the service agreement beyond a current contract period. In practice, we can generally anticipate the termination or extension of a service agreement prior to the commencement of such notice period due to reserve statistics and production results. In view of the structure of these service agreements as described above, both we and the oil company have a high level of economic predictability over our future production operations.

        Generally, under our service agreements, a majority of the payments are calculated based on defined day rates. In 2002, these day rates accounted for approximately 94.5% of the revenues from our FPSO business. Typically, our day rates are divided into a facility fee and an operating fee. The facility fee generally relates to the provision of the FPSO and the associated risers, umbilicals and all other equipment that are required for production. The operating fee relates primarily to the cost of manning and maintaining the vessel and normally is indexed to various factors, including inflation. Currently, our service agreements require our FPSOs to maintain minimum operating uptimes that exceed certain thresholds. Depending on the particular service agreement, our facility fee or our operating fee may be adjusted upward or downward to the extent that the relevant uptime exceeds or falls below the applicable threshold. When an FPSO is removed from the field as a result of factors unrelated to operating performance (such as was the case with the Glas Dowr), no adjustment is made based upon operating uptime. In such a case, however, our day rate may be replaced by a lay-up rate (which could apply, among other times, in the event of poor field performance or periods of scheduled maintenance) or a force majeure rate (which could apply, among other times, in the event of a natural disaster, war or industrial action), depending, in each case, on the particular service agreement. See "—FPSO Fleet and FPSO Hulls".

        In addition to defined day rates, we may earn additional tariff payments under the terms of our service agreements. These payments are generally based on oil or water production or gas lift volumes or a combination of those volumes. Oil companies have a strong economic incentive to extend operations to neighboring fields through the use of tie-backs, which have low marginal field development costs and defray the cost of production over several fields. Tie-backs generally increase oil and water production and gas lift levels and, as a result, increase the amount of tariff payments that we earn under our service agreements. In 2002, tariff payments accounted for approximately 4.5% of the total revenues from our FPSO business. In certain cases, our FPSO contract revenues may also include bonus payments relating to the prevailing price of oil, although those payments did not contribute materially to the revenues from our FPSO business in 2002. In addition to our day rates, tariffs and oil bonuses, our FPSO contract revenues include payments for equipment rentals, vessel modifications, work performed in connection with tie-backs, project assistance and the provision of auxiliary services. These payments did not account for a material percentage of the revenues from our FPSO business in 2002.

FPSO Fleet and FPSO Hulls

        We currently own five high specification FPSOs that we have contracted to oil companies for operation on fields in the North Sea, the South China Sea and off the coast of South Africa. We also own a newly-built FPSO hull and have acquired a trading tanker for use as an FPSO or FSO hull. We are marketing both hulls worldwide. Our current fleet is described below.

        Uisge Gorm.     The Uisge Gorm is the fourth FPSO that we developed and the first that we operated in the North Sea. It was converted from a conventional product tanker with double sides and is designed to satisfy the highest safety and environmental standards. The most significant modifications included the installation of a turret mooring system that uses a Bluewater designed swivel (which is capable of handling multiple risers and control umbilicals), a flaring system, modularized dual fuel power and generating equipment, a stern offloading system, a helicopter deck, upgraded safety features and a processing plant. With sufficient space to accommodate 65 persons, the Uisge Gorm has a weight of 92,000 dwt, a storage capacity of 594,000 barrels, a length of 248 meters, a breadth of 40 meters, a depth of 21 meters and a deck area of 7,390 square meters. Fluid capacity is 110,000 barrels per day, and processing capacity is 57,000 barrels per day.

        We began operating the Uisge Gorm in August 1995 on the Fife Field at a water depth of 72 meters pursuant to a service agreement with Amerada Hess. The FPSO was tied back to the neighboring Fergus Field in 1996 and the neighboring Flora Field in 1998. In 1999, the Uisge Gorm required four months of dry-dock repairs following an incident involving the overpressurization of an oil storage tank. While the cost of repairs was fully covered by insurance and the event did not cause any injuries or environmental damage, we did not receive our day rate under the service agreement while the vessel was off-field. In 2001, the Uisge Gorm was tied back to the neighboring Angus Field. The FPSO is positioned approximately 6 kilometers from the Fergus subsea well, 8.5 kilometers from the Flora subsea well and 18 kilometers from the Angus subsea well.

        We are currently operating the Uisge Gorm (at our pre-agreed rates) pursuant to an automatic extension of our existing service agreement that has no specific duration, but which can be terminated with six months' notice. We believe that it is reasonably likely that the combined production profile of the Fife, Flora, Fergus and Angus Fields will extend until 2005 (subject to certain factors, including the price of oil and overall production rates) and that the Uisge Gorm may operate under the service agreement until that time.

        Under our service agreement with Amerada Hess, we are required to provide a crew to maintain and operate the Uisge Gorm. We receive from Amerada Hess a defined day rate of approximately U.S.$114,000 per day that consists of a fixed facility fee for the provision of the FPSO and associated equipment and an indexed operating fee for the operation and maintenance of the vessel. We also receive tariff payments that are linked to the actual volume of oil and water produced and the volume of gas lifted. These tariff payments totaled U.S.$2.8 million in 2002. If the Uisge Gorm were to be removed from the field, we would be entitled to receive a lay-up rate that is equal to our full facility fee and 75% of our operating fee. In order to receive the full operating fee, we must ensure that the Uisge Gorm achieves average oil production and water reinjection uptimes that exceed 95% and 85%, respectively, unless agreed otherwise with Amerada Hess. If the oil production and water reinjection uptimes fall below these thresholds, our operating fee is reduced according to a predetermined schedule. Since we began operating the Uisge Gorm in August 1995, the FPSO has achieved oil production and water reinjection uptimes that have exceeded the minimum thresholds, excluding the four-month dry-dock period in 1999. In 2002, we briefly suspended the operation of the Uisge Gorm with the agreement of Amerada Hess in May to inspect high pressure equipment and in September to install a new water treatment unit. While these suspensions reduced our average oil production and water reinjection uptimes to 91.2% and 79.9%, respectively, for the year, they did not result in a reduction of our operating fee due to the fact that the Amerada Hess had agreed to the downtime in order to enable us to perform the maintenance work.

        Bleo Holm.     The Bleo Holm is the sixth FPSO that we developed and the third that we have operated in the North Sea. It was converted from a newly built double hull tanker. The primary modifications included the installation of a turret mooring system that uses a Bluewater designed swivel (which is capable of handling multiple risers and control umbilicals), a new piping system, a flaring system, a stern offloading system, a helicopter deck, upgraded safety features and a processing plant. With a weight of 105,000 dwt, a storage capacity of 689,000 barrels, a length of 242 meters, a breadth of 42 meters, a depth of 21 meters and a deck area of 7,985 square meters, the production unit can accommodate 96 persons and has sufficient free deck space to enable the tie-back of neighboring fields. In April 2001, we shipped the Bleo Holm to the McNulty shipyard in Newcastle, United Kingdom, for debottlenecking to allow for increased production in connection with a tie-back arrangement and to install new gas cooling equipment. As modified, the vessel has a fluid capacity of 126,000 barrels per day and a crude processing capacity of 95,000 barrels per day.

        We began operating the Bleo Holm on the Ross Field in April 1999 at a water depth of 100 meters pursuant to a service agreement with Talisman. The vessel was tied back to the Blake Field, where it achieved first oil in June 2001, and is expected to be tied back to Blake Flank Field in September 2003.

        Under the terms of our existing service agreement, Talisman is obligated to continue to make payments under the service agreement until July 2004, after which time it may extend the contract at pre-agreed rates. It may terminate the service agreement prior to that time by paying the facility fees that would have been due had the service agreement not been terminated, plus a termination fee of U.S.$57.3 million (calculated as of the end of the minimum contract period), less any tariff payments paid or payable by Talisman from the date of first oil and the amount of the facility fees that were paid or payable by Talisman when the vessel was tied back to the Blake Field. If such a termination were to occur and we were able to redeploy the Bleo Holm pursuant to another service agreement, we would be obligated to reimburse Talisman the additional facility fee payments to the extent that such fees were offset by new contract payments, plus a termination rebate. The termination rebate, which is currently approximately U.S.$14.7 million, will reduce on a daily basis for the duration of the contract period. After the expiration of the minimum contract period, the service agreement will continue until Talisman exercises a termination option. We believe that the combined production profile of the Ross, Blake and Blake Flank Fields will extend beyond 2015 (subject to certain factors, including the price of oil and overall production rates) and that the Bleo Holm may continue to operate under extensions of the service agreement until that time.

        We are responsible for providing a crew to operate and maintain the Bleo Holm, but not for offloading or transporting hydrocarbon products. We receive from Talisman a defined day rate of approximately U.S.$162,000 that consists of a fixed facility fee for the provision of the FPSO and associated equipment and an indexed operating fee for the operation and maintenance of the vessel. We also receive tariff payments that are linked to the actual volume of oil produced. These tariff payments, which totaled U.S.$9.2 million in 2002, are expected to increase with the addition of production from the Blake Flank Field. If a force majeure event were to occur, we would be entitled to receive a force majeure rate of U.S.$60,000 per day. In order to receive the full facility fee, we must ensure that the Bleo Holm achieves an average weighted oil production, water reinjection and gas lift uptime that exceeds a certain threshold in each quarter, unless agreed otherwise with Talisman. If the weighted uptime exceeds or falls below this threshold, our facility fee is adjusted upward or downward on a pro rata basis. This threshold was initially 95%, but has been lowered to 92.5% as a result of the tie-back to the Blake Field. While in the past our average weighted uptime has fallen slightly below the 95% threshold due to difficulties with gas lift equipment, we would have satisfied the new 92.5% threshold had it applied. As part of the work completed in connection with the tie-back to the Blake Field, we have also installed new gas lift equipment, which has increased the Bleo Holm's average weighted uptime above its historic level. In 2002, the Bleo Holm achieved a weighted average uptime of 97.7%.

        Glas Dowr.     The Glas Dowr is the fifth FPSO that we developed and the second that we operated in the North Sea. Completed in 1997, the FPSO was directly converted from a newly built double hull tanker. The main modifications included the installation of a turret mooring system that uses a Bluewater designed swivel (which is capable of handling multiple risers and control umbilicals), a flaring system, an offloading system, a processing plant, a helicopter deck and upgraded safety features and the refitting of the piping system, engine room and living quarters. We are currently in the process of upgrading the vessel's processing and flaring facilities and installing a new Bluewater designed swivel stack, a new gas compression module and two additional processing modules. As modified, the Glas Dowr will accommodate 96 persons and have a weight of 105,000 dwt, a storage capacity of 657,000 barrels, a length of 242 meters, a breadth of 42 meters, a depth of 21 meters and a deck area of 7,895 square meters. It will continue to have a fluid capacity of 70,000 barrels per day and a processing capacity of 60,000 barrels per day, but will have an increased gas compression capacity of 85.0 million standard cubic feet per day.

        We began operating the Glas Dowr on the Durward and Dauntless Fields under a service agreement with Amerada Hess in 1997. Crude processing capacity amounted to approximately 60,000 barrels per day and produced water handling totaled 65,000 barrels per day. The vessel experienced negligible weather downtime and achieved an average oil production uptime of 98% in its first full year of operation, which exceeded contractual obligations. In November 1998, Amerada Hess removed the Glas Dowr from the Durward and Dauntless Fields due to lower than expected reservoir returns that were unrelated to the vessel's performance. Nevertheless, Amerada Hess continued to make payments under the service agreement during the minimum contract period despite the fact that production had ceased. In February 2001, we reached an agreement with Amerada Hess enabling us to redeploy the Glas Dowr without further obligation.

        In June 2001, we entered into a new service agreement with PetroSA, a South African oil company, pursuant to which we will operate the Glas Dowr on the Sable Field in the Bredasdorp Basin off the coast of South Africa. The Sable Field is principally owned by PetroSA and Pioneer Natural Resources South Africa (Proprietary). To prepare the Glas Dowr for operation on the Sable Field, we have modified the vessel's topsides and mooring system and are developing the field's subsea infrastructure in accordance with requirements set forth in our service agreement with PetroSA. Work to the vessel was performed at a South African construction yard, while we have outsourced the fabrication of subsea equipment to Technic Coflexip, an independent subcontractor, pursuant to a subcontract that generally mirrors the terms of our service agreement.

        The deployment of the Glas Dowr to the Sable Field has been delayed by approximately six months due to an unanticipated increase in the scope and complexity of the modifications to the vessel's topsides and labor unrest at the South African construction yard. To remedy this problem, we assumed management of the project and full fiscal control over the construction yard's financial commitments and expenditures relating to the project. This resulted in the imposition of a number of cost saving measures, including staff reductions that decreased the number of construction yard personnel involved in the project. Notwithstanding these changes, the difficulties that we have experienced to date, along with increased insurance costs, have led to an upward revision in our estimate of the cost of the vessel modifications and subsea work, excluding financing costs, from approximately U.S.$130.0 million to approximately U.S.$170.0 million. As of December 31, 2002, we had expended approximately U.S.$99.1 million on the vessel modifications and approximately U.S.$29.3 million on developing the subsea infrastructure, and had received approximately U.S.$29.3 million in milestone payments under our service agreement with PetroSA for the completion of certain subsea work. Based upon our estimates, we believe that we had approximately U.S.$41.6 in remaining commitments for expenditures relating to the project as of that date. We expect to fund U.S.$20.7 million of the expenditures with milestone payments that we will receive from PetroSA for remaining subsea work and to fund the remaining expenditures with borrowings under our credit facility.

        The Glas Dowr has been towed to the Sable Field and is expected to achieve first oil in June 2003. The minimum contract period under our service agreement will commence on the date of first oil and will last for three years. The service agreement will terminate on the earlier of the date on which production ends and the FPSO is decommissioned and ten years. PetroSA may terminate the service agreement prior to the expiration of the minimum contract period by giving us 12 months' written notice. In the event that it elects to terminate the service agreement early, PetroSA will be obligated to pay a termination fee equal to the balance of the total fees that would have been payable had the service agreement run for the minimum contract period. PetroSA has a number of options to extend the service agreement beyond the minimum contract period. There are several tie-back opportunities that may extend the life of the service agreement. Were the service agreement to be extended, the facility fee would increase and the tariff payments would be subject to renegotiation.

        Under our service agreement with PetroSA, we will be responsible for operating and maintaining the Glas Dowr and for providing shuttle tanker services, but not for offloading the hydrocarbon products. During the minimum contract period, PetroSA will be required to pay a minimum fee of approximately U.S.$124,000 per day plus tariff payments for each barrel of oil produced commencing on the date of first oil. The minimum fee will consist of a fixed facility fee, a fixed operating fee and a fee for shuttle tanker services. If the Glas Dowr were to be removed from the field, we would be entitled to receive our full facility fee, 80% of our operating fee and our full shuttle tanker fee. In order to receive the full facility fee, we will be required to ensure that the Glas Dowr maintains minimum oil production and gas and water injection uptimes of at least 95%, unless otherwise agreed with PetroSA. If the operating uptimes fall below this threshold, our facility fee will be reduced according to a predetermined schedule. To the extent that our operating uptimes exceed this threshold, we may use the excess operating uptimes to offset any shortfall in future periods. There is no limit to the amount of tariff payments that we can earn, and, regardless of the volume of oil produced, PetroSA has agreed to pay us a minimum of U.S.$44.0 million in tariff payments at the expiration of the minimum contract period, less any tariff payments received up until that time. In addition, we will be entitled to receive further tariff income above the guaranteed levels to the extent that the volume of oil produced exceeds certain volumes. PetroSA's obligations under the service agreement are fully guaranteed by its parent company, CEF (Proprietary) Limited.

        Haewene Brim.     In January 2002, we entered into share purchase agreements with Aurelia Holding N.V., pursuant to which we acquired all of the share capital of Bluewater (Haewene Brim) N.V., the owner of the Haewene Brim, and Pierce Production Company Ltd., the company that operates the Haewene Brim. The Haewene Brim is a harsh environment FPSO that was converted by APS, Bergesen and Navion in 1999 from a double hull multipurpose shuttle tanker. The main modifications included the installation of a submerged turret production system, fourteen topside modules, two rotating deck cranes, a flaring system, a stern offloading system, a helicopter deck, upgraded safety features and a processing plant. In February 2000, the Haewene Brim was shipped to the McNulty shipyard in Newcastle, United Kingdom, for debottlenecking. As modified, the vessel has a fluid capacity of 70,000 barrels of crude per day and processing capacity of 70,000 barrels per day. With sufficient space to accommodate 75 persons, the Haewene Brim has a weight of 103,000 dwt, a storage capacity of 630,000 barrels, a length of 253 meters, a depth of 23 meters and a deck area of 3,200 square meters. The current configuration of the topside of the vessel can accommodate the installation of future modules, which would permit future upgrades.

        Pierce Production Company Ltd. began operating the Haewene Brim on the Pierce Field in March 1999 at a water depth of 85 meters pursuant to a service agreement with Enterprise Oil. We assumed operation of the Haewene Brim in November 2001 when the vessel was acquired by Aurelia Holding N.V. The vessel has an excellent operating track record.

        Under the terms of our existing service agreement, Enterprise Oil is obligated to continue to make payments to us until March 2004, after which time it may extend the service agreement pursuant to unlimited successive extension options at rates which are pre-agreed until March 2014 or terminate the service agreement at any time upon one-year's notice. Based upon a public announcement by Enterprise Oil of a substantial increase in the level of estimated oil reserves at the Pierce Field, we believe that it is reasonably likely that the production profile of the Pierce Field will extend beyond 2010 (subject to certain factors, including the price of oil and overall production rates) and that the Haewene Brim may operate under extensions of its existing service agreement until that time. The Pierce Field also contains substantial gas reserves which could also be exported from the Haewene Brim through a tie-back to a neighboring fixed platform. Because the service agreement with Enterprise Oil stipulates that the production of gas may commence after the start of commercial oil production, and because the FPSO's topsides and the existing subsea systems are designed for gas export, we believe that it is reasonably likely that significant gas production will commence in the future if economically viable. We also believe that new drilling activities in fields owned by Enterprise Oil surrounding the Haewene Brim could further extend the deployment of the vessel through the use of tie-backs to neighboring fields, including the Blane Field.

        We are required to provide a crew to maintain and operate the Haewene Brim. We receive a defined day rate of approximately U.S.$155,000 that consists of a facility fee for the provision of the FPSO and associated equipment (indexed to the sterling–U.S. dollar exchange rate) and an indexed operating fee for the operation, maintenance and insurance of the vessel. If a force majeure event were to occur, we would be entitled to receive our full facility fee for the first 30 days of the force majeure event and 90% of our facility fee thereafter. In order to receive the full facility fee, we must ensure that the Haewene Brim achieves a minimum gas reinjection uptime of 85%, unless otherwise agreed with Enterprise Oil. If our gas reinjection uptime is reduced below this threshold, our facility fee is reduced on a pro rata basis. If our gas reinjection uptime is above 92%, our facility fee is adjusted upward accordingly. The Haewene Brim achieved an average gas reinjection uptime of 89.3% in 2002.

        Munin.     In January 2002, we entered into share purchase agreements with Aurelia Holding N.V. pursuant to which we acquired all of the share capital of Bluewater (Munin) N.V., the owner of the Munin, and with Aurelia Holding N.V. and Marenco Investments Limited, pursuant to which we acquired all of the share capital of Lufeng Development Company, the company that operates the Munin. The Munin is a harsh environment FPSO that was converted from a double hull multipurpose shuttle tanker by APS and Navion in 1999. The main modifications included the installation of a submerged turret production system, nine topside modules, two rotating deck cranes, a vent tower, a stern offloading system, a helicopter deck, upgraded safety features and a processing plant. The existing topsides are relatively modest and therefore occupy only a small part of the tank deck area, and the Munin can be modified for redeployment on other fields by installation of future modules. The vessel's main power generators offer capacities in excess of the requirements of the existing topside installation, allowing for cost effective potential future installations of gas compressor modules, water injection modules and various process utility skids. With sufficient space to accommodate 75 persons, the Munin has a weight of 103,000 dwt, a storage capacity of 605,000 barrels, a length of 253 meters, a depth of 23 meters and a deck area of 3,200 square meters. Fluid capacity is 125,000 barrels per day, and processing capacity is 60,000 barrels per day of the heavy crude oil (with a low gas to oil ratio) found in the Lufeng Field.

        Lufeng Development Company began operating the Munin in January 1998 on the Lufeng Field at a water depth of 330 meters pursuant to a service agreement with SOI. We assumed operation of the Munin in September 2001 when the vessel was acquired by Aurelia Holding N.V. The vessel has an excellent operating track record.

        While the minimum contract period under the existing service agreement expired in February 2001, SOI has extended the life of the service agreement until February 2004 pursuant to an extension option. The Lufeng Field is a relatively marginal field and is not expected to produce oil at economically viable levels beyond February 2004. As a result, we expect to redeploy the Munin after termination of its operations and following appropriate modifications. We believe that there may be several options for the redeployment of the Munin in the South China Sea, the North Sea and offshore Australia.

        Under the terms of the existing service agreement, we are required to provide a crew to maintain and operate the Munin. We receive a day rate consisting of a facility fee plus tariff payments linked to the actual volume of oil produced and the price of oil. This day rate, which averaged approximately U.S.$51,000 in 2002, is subject to payment guarantees, as described below. In order to receive the full facility fee, we are required to ensure that the Munin maintains a minimum average oil production uptime that exceeds 93%, unless otherwise agreed with SOI. If the oil production uptime falls below this threshold, our facility fee is reduced according to a predetermined schedule. Since it began operating in January 1998, the Munin has maintained oil production uptimes that have exceeded the minimum threshold. In 2002, the Munin achieved an average oil production uptime of 98.4%. While we do not receive an operating fee for operating the Munin, SOI must reimburse us for substantially all of our operating expenses, except for limited marine expenses and certain taxes.

        In addition, in connection with the sale of the Munin to Aurelia Holding N.V., two of the parent companies of the original sellers of the Munin have guaranteed, on a pro rata basis, the payment of a minimum average day rate of U.S.$50,000 per day until the date on which the current extension option expires, irrespective of a potential early termination of our service agreement by SOI or disappointing returns from the Lufeng Field. Under these payment guarantees, Statoil ASA will be responsible for paying 93.275% of any amounts due thereunder, while Aker Maritime ASA will be responsible for paying the remaining 6.725% of any amounts due. The guarantees will not apply to the extent that the average day rate is reduced due to a technical malfunction of the Munin or inclement weather, and the guaranteed payments will be reduced to the extent that SOI utilizes the Munin during demobilization. The guarantee is also null and void if the service agreement is amended in a manner that reduces the applicable day rates or if it is terminated due to a force majeure event or for reasons under our or SOI's control. We are the beneficiary of this guarantee.

        Aoka Mizu.     The Aoka Mizu is a newly-built double hull based on a similar design to that of the Bleo Holm. Construction of the hull took place in Japan and was completed in the second half of 2000. It was delivered with a moonpool prepared to receive a Bluewater designed turret mooring system. The hull is fully coated both internally and externally for FPSO operations and has supports for topside facilities. The hull has a weight of 105,000 dwt, a length of 242 meters, a breadth of 42 meters and a deck area of 7,985 square meters. Given its high standards, it is capable of taking advantage of opportunities in markets with high environmental requirements and harsh weather conditions.

        We have not yet entered into a service agreement with respect to a conversion of the Aoka Mizu but are marketing the hull worldwide. Shipyard capacity for newly built hulls is currently tight around the world and, due to its completed hull, we expect to be able to offer the Aoka Mizu as a new FPSO development with a lead time to first oil that is 10% to 20% shorter than that of a new build. Based upon the expected duration of the service agreement for the Munin, however, we intend to convert the Aoka Mizu into an FPSO only after we have entered into a new service agreement for the redeployment of the Munin.

        Paradise.     The Paradise is a single hull trading tanker that was built in 1975. The vessel has a weight of approximately 350,000 dwt, a length of 354 meters, a breadth of 56.4 meters and deck area of 15,000 square meters. We acquired the vessel from the Hellespont Paradise Shipping Corp. for use in connection with an unsuccessful tender for a new FPSO project and thereafter tendered the vessel in connection with an FSO project that was suspended before a contract was awarded. We intend to use the Paradise in connection with the FSO project if the project is resumed and we are awarded the contract and otherwise to sell the vessel at its scrap value. The vessel's scrap value currently exceeds the purchase price that we paid for it.

Development of New FPSOs

        An important activity of our FPSO business is the development of new FPSOs under service agreements with oil companies. Our development activities consist of the design, engineering, project management and delivery of FPSOs. Between 1985 and 1994, we developed three FPSOs based on relatively simple designs and short production lives for use in relatively benign marine and weather conditions in offshore fields in Asia, Australia, West Africa and the Mediterranean. The last of these FPSOs was decommissioned in 1995 in line with our strategic decision to concentrate on the production of more complex FPSO units that are suitable for use in harsh environments. Since then, we have designed, engineered and developed three high specification FPSOs with design lives of 15 to 20 years and an FPSO hull that is currently available for conversion into an FPSO.

        The following table presents certain information regarding the vessels that we have designed, developed, owned and operated since 1985:

FPSO	Weight	Mooring System	Location of Operations	Depth	Oil Company
	(dwt)			(m)
Acqua Blu (1985)	70,000	CALM Wishbone	Mila Field (Italy)	50	Montedison
		Spread Mooring	Gomber Marin Field (Gabon)	20	Amoco
		Spread Mooring	Safueiro Field (Angola)	40	Agip
		CALM Mooring	Talisman Field (Australia)	80	Marathon Petroleum
Lan Shui (1987)	70,000	CALM Mooring	Liuhua Calm Field (China)	300	Amoco
		Spread Mooring	Intan Field (Indonesia)	42	Maxus Energy
Ayer Biru (1990)	45,000	CALM Mooring	Lufeng Field (China)	330	Occidental Eastern
Uisge Gorm (1995)(1)	92,000	Internal Turret(2)	Fife, Fergus, Flora and Angus Fields (UK)	72	Amerada Hess
Glas Dowr (1997)(1)	105,000	Internal Turret(2)	Durward and Dauntless Fields (UK)	92	Amerada Hess
			Sable Field(3)	100(3)	PetroSA
Bleo Holm (1999)(1)	105,000	Internal Turret(2)	Ross, Blake and Blake Flank Fields (UK)	100	Talisman
Aoka Mizu (2000)(4)	105,000	—	—	—	—

Notes:

(1)
We currently own and contract the vessel.

(2)
We designed the mooring system.

(3)
Expected.

(4)
Hull completed.

        We do not own any fabrication facilities and do not fabricate FPSOs. We manage our FPSO projects from the design and engineering phases to completion and enter into construction contracts with qualified subcontractors who specialize in the various aspects of the FPSO development process. We design our FPSOs as life-of-field assets based on service agreements with oil companies that define the design and functional specifications of the FPSO and the terms under which it will operate during the production phase. We expect any new FPSO developments to be undertaken on a similar basis.

        In connection with a tender for a new service agreement, we may ensure the availability of a hull, such as the Paradise, through the use of an option or a conditional purchase that allows us to avoid purchasing the hull only if the bid is unsuccessful. If a service agreement is awarded, we will convert the hull into an FPSO that is designed for use on the particular field or group of fields. The conversion process is extensive and generally takes between 18 and 24 months. The actual development of an FPSO takes place in two principal phases: the production of the hull and the topsides at separate locations and their integration at a common location. Based on historical experience, we believe that the cost of carrying out the conversion of a high specification FPSO (including the cost of procuring a hull) ranges from U.S.$250.0 million to U.S.$350.0 million, although larger and more complex FPSOs may have higher construction costs.

        In the past, we have experienced cost overruns and delays in connection with the development and modification of our FPSO fleet. We have sought to reduce the potential for these overruns and delays in recent years by attempting to establish more realistic delivery times with our customers and by frontloading engineering work in the early phase of the project. In addition, we have developed a comprehensive information technology system to provide greater managerial control during the bidding, project planning, scheduling, delivery and acceptance stages of our projects. We believe that this system generally meets the demands of our engineering projects by providing project managers with timely data review and analysis tools. Despite these measures, however, we have continued to experience delays and budget overruns in connection with some of our FPSO projects, including, most recently, the modification of the Glas Dowr, which is currently six months behind schedule and approximately

U.S.$40.0 million over budget. See "Item 3: Key Information—(D) Risk Factors—Our projects may be subject to delays and cost overruns" and "Item 5: Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources—Capital Expenditures". Some of the delays and budget overruns have been due to factors beyond our control. We cannot assure you that we will not experience similar overruns or delays in the future.

        Because quality assurance is integral to our business strategy, we have established high standards for workmanship and safety and implemented procedures that comply with the International Safety Management Code, ISO 9001 and ISO 14001. We use established subcontractors who operate under our close supervision for naval and marine engineering work and for the fabrication of topsides. Our quality control plan includes a thorough assessment of our vendors' and subcontractors' ability to meet requirements and an inspection of all work locations. Critical procured items are not accepted until they are formally released by one of our trained inspectors and fabrication is not contractually complete until a completion certificate is issued. In addition, system handover and startup cannot begin until all commissioning is completed with records agreed by our operations representative. For critical safety systems, we require a certification from a competent independent party.

        The principal terms of our agreements with subcontractors are designed to promote the completion of our projects on time and within budgetary and project requirements. We normally require the parent companies of our subcontractors who are subsidiaries to provide guarantees under our contracts. Each guarantee must mirror the terms of the subcontract and the guarantor must be acceptable to us. For contracts with values exceeding a certain amount, we also require a bank or financial institution to provide a letter of credit. The letters of credit allow us to fund the transfer of work to another shipyard in the case of non-performance by the subcontractor, thereby lowering the risk of non-completion.

        We intend to further enlarge our FPSO fleet over the medium-term by building on past successes in developing our existing FPSO fleet. While we intend to commence new FPSO development projects only after we have entered into a new service agreement for the redeployment of the Munin, we currently have three bids outstanding for the development of new FPSOs. In developing a new FPSO, we will look to enter into a service agreement for the FPSO on a life-of-field basis. We will typically seek to achieve a minimum contract period of six years under the service agreement and to receive defined day rates that compensate us both for the rental of the vessel and associated equipment and for the cost of its operation. We will seek new developments either to complement our existing presence in the North Sea or with a view to expand into new regions such as West Africa, Brazil, China and Australia. We will also seek to establish a presence in the U.S. Gulf of Mexico once the region is opened to FPSO operations.

SPM Business

        Our SPM business specializes in the design, development and delivery of SPM systems for use in a variety of marine and environmental conditions. Our SPM operations are primarily focused on the production and development of three principal types of mooring systems: turret mooring systems, buoy mooring systems and tower mooring systems. To a lesser degree, our SPM business is involved in the design, development and sale of FSOs, which are used to offload and store hydrocarbons at offshore production platforms and near shore terminals that lack sufficient storage capacities.

        Most of our SPM systems have been designed and manufactured for oil companies for use in offshore oil production, and a significant number have been developed for use in connection with FPSOs and floating storage and offloading vessels designed and operated by us. An essential component of these systems is a swivel which permits fluids to transfer at high pressures in both directions between fixed and rotating parts of our mooring systems. Our current swivel designs provide for multiflow paths at different pressure ratings that are suitable for use in the extraction of fluids from high pressure fields.

        The following is a summary of the SPM systems that we design:

  •
  Turret Mooring Systems.    We designed our first turret mooring system in 1993. This first generation turret mooring system incorporated our advances in swivel technology and used a 3x3 anchoring system, which connects the turret to the ocean floor through three sets of three anchor lines. Since then, we have designed and delivered 12 turret mooring systems for use at a variety of water depths and marine and weather conditions. A substantial amount of these systems have been used by FPSOs that we designed and operated.

  •
  Buoy Mooring Systems.    We design three principal types of buoy mooring systems: a turntable buoy, a wishbone buoy and a turret buoy. Our turntable buoy uses a conventional buoy system and is similar to those marketed by our competitors. Our wishbone system uses a wishbone shaped yoke that is suitable for permanent mooring. Our turret buoy is more complex and utilizes a turret that is similar to the turret used in a turret mooring system. We are the only designer of turret buoys in the international market. We have designed and delivered a total of 38 buoy mooring systems worldwide.

  •
  Tower Mooring Systems.    We also design a tower mooring system that is suitable for permanent mooring up to a water depth of 75 meters. This mooring system utilizes a wishbone shaped yoke that is similar to the yoke used in our wishbone buoy system and allows the attached vessel to rotate according to wind, wave and weather conditions. We have designed and delivered three of these systems to date.

        We delivered three buoy mooring systems from 2000 to 2002 and are in the process of developing two additional buoy mooring systems for delivery in 2003. We did not deliver any turret mooring systems or tower mooring systems from 2000 to 2002 due to a lack of market demand for those types of systems.

        Because SPM systems are integral to the operation of FPSOs, and because they form an important link in the oil production chain, we believe that it is important to preserve our core SPM capabilities for use in connection with future FPSO projects. Our policy is to maintain a qualified engineering staff that is experienced in the design and development of both FPSOs and SPM systems. To ensure flexibility and manage costs, we allocate staff members between our FPSO and SPM businesses in response to market conditions and specific project demands.

Seasonality

        We believe that our business is significantly insulated from seasonal weather conditions that affect some service providers to the offshore oil industry. See "Item 5: Operating and Financial Review and Prospects—(A) Operating Results—Seasonality".

Marketing

        We obtain new business by participating in competitive tenders for FPSO service agreements and SPM delivery contracts. We believe that our successful track record in developing and operating FPSOs and in designing SPM systems, combined with our industry presence and strong reputation, are important factors affecting our ability to identify potential business opportunities and to secure invitations to submit bids for these contracts. A description of our FPSO service agreements and our SPM delivery contracts is included under "—FPSO Business—FPSO Fleet and FPSO Hulls" and "—FPSO Business—Development of New FPSOs". A description of our revenue recognition policies under these agreements is included under "Item 5: Operating and Financial Review and Prospects—

(A) Operating Results—Critical Accounting Policies and Estimates—Revenue Recognition and Inventory".

Intellectual Property

        We rely on intellectual property protection through the use of confidentiality agreements with our employees and subcontractors, copyright law protection for our design work and internally developed software and selective patent filings. We apply for patents in those territories which we consider to be the most important for a particular new invention. Commonly, this is the Netherlands, the United Kingdom and certain other jurisdictions. Our strategy is to protect our inventions in a manner that provides us with the freedom to operate under these patents in those selected territories by preventing other persons from subsequently filing an overlapping patent that would inhibit us from operating. This strategy will not necessarily afford us freedom to operate in respect of earlier filed or, in some cases invented, patents. Our patents, copyright works and know-how collectively represent a material asset to our business. However, no single patent, copyright work or item of know-how is of material importance to our business when taken as a whole. As of December 31, 2002, we held a number of patents and had made multiple patent applications in respect of different products and processes in selected jurisdictions worldwide. The remaining duration of these patents varies from less than 1 year to 19 years, depending on the date each application was filed and the duration of protection granted by each selected jurisdiction.

        Although we are not currently involved in any litigation regarding our intellectual property rights, or our possible infringement of intellectual property rights of others, we cannot assure you that we will not be involved in intellectual property litigation in the future. In the past, a competitor informed us that it believed we infringed upon a number of its pending patents. With respect to these patents, we have received advice from our patent agent that our product design does not infringe upon any valid claim of the patent or application, modified our product design to one which in the opinion of our patent agent does not infringe upon any valid claim of the patent or application or successfully commenced an opposition proceeding. In addition, we are aware of a European patent application that is parallel to the patent application which was the subject of our successful opposition proceeding. This application has not yet been granted and we have received advice from our patent agent that we have not infringed and do not infringe on any valid claim of the related patent should the application be granted.

        We have no registered trademarks and rely on unregistered trademark rights in the countries in which we operate, to the extent that they exist, in order to protect our business name.

Competition

        Competition in the FPSO industry is relevant during the redeployment of existing FPSOs and during the tender process for new FPSO projects, but generally does not play a role during the operation of an FPSO following its deployment. Nevertheless, the design, engineering, project management and delivery of new FPSOs and the awarding of new FPSO service agreements is competitive worldwide and has been impacted by changes in FPSO ownership. There has been a recent trend among oil companies to contract FPSOs under service agreements rather than to purchase them, which has given rise to a fragmentation of competition in the FPSO market. In addition to oil companies, we estimate that there are currently 10 companies worldwide that contract FPSOs under service agreements. We estimate that the largest of the companies, measured by the size of its FPSO fleet, owns and operates eight FPSOs.

        FPSO operators compete in three market segments: the high specification FPSO segment, the medium specification FPSO segment and the low specification FPSO segment. The high specification FPSO segment consists of FPSOs that are suitable for use in areas, such as the North Sea, where harsh weather conditions and strict regulatory standards predominate. The medium specification FPSO segment consists of less advanced FPSOs that are suitable for use in areas, such as Brazil, Australia and deepwater West Africa, that are characterized by less demanding environments. The low specification FPSO segment consists of low specification FPSOs that are suitable for areas, such as Asia and shallow water West Africa, where conditions are mild. We believe that there is an increasing trend in the offshore oil industry to use high specification FPSOs due to the implementation of more stringent environmental standards and an increase in production at deepwater fields. We believe that this trend will result in the convergence of these market segments towards the development of high specification FPSOs in the future.

        We have focused our FPSO operations on the high specification segment of the FPSO market. Our principal competitors in this market are SBM, Petroleum Geoservices and Maersk. Most service agreements are obtained through a competitive bidding process. Important factors in awarding service agreements include equipment availability, service quality, technological capacity, performance, reputation (particularly with respect to safety and performance), customer relations, long-standing relationships, experience of personnel and price. We believe that our reputation of being a reliable operator of FPSOs, combined with our strong safety record in our North Sea operations, our experienced management and engineering teams and our relationships with industry participants have enabled us to be a strong competitor.

        The SPM market is highly specialized and competitive, but dominated by a smaller number of companies than the FPSO market. We believe that technology is an important factor in competing in this market. We have a strong position in this market and are among the three market leaders in technology. Our principal competitors are SBM and Sofec.

Regulation

        Our operations are subject to various governmental and quasi-governmental laws and regulations, including those relating to equipping and operating offshore vessels in continental waters, vessel safety and stability, environmental protection, the handling, discharge and disposal of waste, currency conversions and repatriation, oil exploration and development, taxation of foreign earnings and earnings of expatriate personnel and the use of local employees and suppliers by foreign contractors. We are required to invest financial and managerial resources to comply with these laws and regulations and anticipate that we will continue to do so in the future. We have or can obtain all permits, licenses and certificates necessary to conduct our business.

        Our FPSOs are classified by one or more maritime classification societies and flagged by the Shipping Inspectorate of the Netherlands Antilles. Under the rules and regulations of these bodies, we must ensure that our FPSOs meet minimum international standards for maritime vessels. In addition, our FPSOs are subject to regulation by a number of national regulatory bodies that have jurisdiction over the territorial waters in which they operate. We are required to ensure that our FPSOs satisfy the additional requirements of these national bodies as described below.

  •
  United Kingdom.    The operations of the Uisge Gorm, the Bleo Holm and the Haewene Brim are principally subject to regulation by the Health and Safety Executive, the Department of Trade and Industry, the Civil Aviation Authority, the British Helicopters Advisory Board and the Marine Safety Agency in the United Kingdom. The Health and Safety Executive has jurisdiction over safety aspects of offshore oil installations and pipelines on the UK continental shelf. The Department of Trade and Industry is responsible for approving the development of fields on the UK continental shelf and issuing environmental consents. The Civil Aviation Authority and the British Helicopters Advisory Board have jurisdiction over the design and construction of the helicopter facilities at offshore oil facilities and day-to-day helicopter operations. The Marine Safety Agency is responsible for regulating oil pollution. We are responsible for ensuring that the relevant approvals and licensing and certification requirements of these bodies are satisfied and have implemented a regulatory compliance plan to assist us in this process.

  •
  South Africa.    The operations of the Glas Dowr are subject to regulation by the Department of Minerals and Energy, the Maritime Safety Agency and the Independent Communications Agency in South Africa. The Department of Minerals and Energy is responsible for regulating all safety and environmental aspects relating to offshore oil installations. The Maritime Safety Agency is responsible for the prevention of pollution in territorial waters. The Independent Communications Authority is responsible for licensing certain communications equipment. We are responsible for ensuring that the relevant approvals and licensing and certification requirements of these bodies are satisfied and have implemented a regulatory compliance plan to assist us in this process.

  •
  South China Sea.    The operations of the Munin are subject to regulation by a number of regulatory bodies in the Peoples Republic of China. SOI, as the operator of the field on which the Munin operates, is primarily responsible for ensuring compliance with the relevant approval, licensing and certification requirements of these bodies. Accordingly, it has not been necessary for us to implement a regulatory compliance plan for the Munin.

        We cannot predict all of the regulatory requirements or circumstances that will exist in the future, but anticipate that regulatory standards will become increasingly complex, more stringently enforced and more expensive to comply with. We do not currently anticipate any material adverse effect on our business or financial position as a result of future compliance with existing laws and regulations; however, future events, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws and regulations, may require us to make additional expenditures which may be material. In addition, offshore drilling and production operations in certain areas have been opposed by environmental groups and, in certain areas, have been restricted. To the extent laws are enacted or other governmental actions are taken that adversely affect offshore drilling or production, impose requirements that result in increased costs to the oil industry or otherwise limit the demand for our services, our business and prospects could be adversely affected. We cannot predict the exact extent to which our future operations and earnings may be affected by new regulatory initiatives.

Health, Safety and Environment Policy

        Our policy is to conduct operations in a manner that promotes the health and safety of our employees and third parties and to ensure that our corporate actions and the actions of our employees do not harm the environment. We consider aspects regarding health, safety and the environment to rank equally with commercial and operational factors, and we review our health, safety and environmental practices and procedures regularly to identify new factors which may be relevant and to ensure that our performance is continuously improved. All of our employees have the duty to act responsibly and to take precautions to protect themselves, their colleagues, contractors and third parties from injury or preventable illness, which might arise from their actions. Our health, safety and environment policy has the support of senior managers who recognize that, without the cooperation and commitment of employees and contractors at all levels, the objectives of such a policy would be unattainable. We believe that the implementation of this policy has made us a leader in the prevention of major hazards. According to a recent report by the UK Health and Safety Executive, we attained the lowest hydrocarbon release rate for operators on the UK continental shelf in 2002. We believe that, while statistically sensitive, these rates are significant indicators of our hazard prevention performance.

Insurance

        We maintain insurance coverage in such amounts as we believe to be prudent against normal risks in our operations, including, among other things, the risk of pollution and damage to vessels. Certain risks (such as business interruptions and environmental liabilities in excess of certain limits), however, are either not insurable or are insurable only at rates we consider uneconomical. The cost to obtain and maintain insurance could increase or decrease in the future for any number of reasons. In the aftermath of the events in the United States on September 11, 2001, premiums on insurance for our FPSO operations have increased by over 100%. As a result, there can be no assurance that we will continue to maintain current levels of insurance beyond that required by our service agreements and we may determine in the future to carry less insurance or not to insure at all. Moreover, our insurance coverage does not protect against loss of revenues, although we are required under our replacement credit facility to obtain such insurance if the number of FPSOs from which we receive revenues falls below three.

        Depending on competitive conditions and other factors, we seek to obtain indemnity agreements from our customers which require them to hold us harmless in the event of loss of production, reservoir damage or liability for pollution that originates below the surface of the water. We generally rely on these indemnities to protect us from risks which are uninsurable or insurable only at rates which we believe are uneconomical. When obtained, these contractual indemnifications may include cross-indemnification provisions, and the obligations thereunder may not be supported in all cases by adequate insurance maintained by the customer or required to be maintained by us. We have agreed to indemnify each of Amerada Hess, Talisman and SOI in the case of the Uisge Gorm, the Bleo Holm and the Munin, respectively, subject to amount limitations in the respective service agreements, in respect of pollution emanating from our FPSOs and certain other equipment which we have supplied, and each of Amerada Hess, Talisman and SOI has agreed to indemnify us with respect to the foregoing in excess of those amount limitations and in respect of pollution emanating from the field, reservoir or wells (in the case of the Munin, subject to certain exceptions). Under our new service agreement with PetroSA, we have agreed to indemnify PetroSA, subject to amount limitations, in respect of pollution emanating from our FPSO, shuttle tankers and certain subsea and other equipment, and PetroSA has agreed to indemnify us with respect to the foregoing in excess of those amount limitations (subject to an exclusion in the event our insurer denies coverage) and in respect of pollution emanating from wells and certain subsea and other equipment. In the case of the Haewene Brim, we have agreed to indemnify Enterprise Oil in respect of certain pollution emanating from our FPSO (unrelated to oil from the field) and certain other equipment we have supplied, and Enterprise Oil has agreed to indemnify us for pollution relating to oil from the field. These indemnity arrangements may not protect us in all circumstances.

(C)  Organizational Structure

        We are a limited liability company incorporated under the laws of the Netherlands Antilles with our corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 65489. We were established in the Netherlands Antilles on December 6, 1993 to act as holding company for a group of companies that provide services and products to the offshore oil industry. The following diagram illustrates our current organizational structure. Ownership of each company is 100% unless otherwise indicated. A description of our subsidiaries is included under "Item 10: Additional Information—(I) Subsidiary Information".

Note:
(*) Bluewater Holding B.V. holds one share.

(D)  Property, Plants and Equipment

        Our material tangible fixed assets consist of the Uisge Gorm, the Glas Dowr, the Bleo Holm, the Haewene Brim, the Munin, the Aoka Mizu and the Paradise. A description of these vessels is included under "—(B) Business Overview—FPSO Business—FPSO Fleet and FPSO Hulls". These assets are subject to encumbrances or limitations on use as described below.

  •
  Credit Facility.    We have granted the lenders under our credit facility customary forms of security interests over the Uisge Gorm, the Glas Dowr, the Bleo Holm, the Haewene Brim, the Munin, the Aoka Mizu and the companies that own and operate them. These security interests include mortgages, share pledges, assignments of income and assignments of insurance proceeds. However, the lenders under the credit facility have executed quiet enjoyment letters that limit their ability to interfere with the vessels' operations. See "Item 5: Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources".

  •
  Tax Lease Arrangements.    We have entered into certain tax lease arrangements with respect to the Uisge Gorm, the Glas Dowr and the topsides of the Bleo Holm and have recently signed a tax lease for the topsides of the Haewene Brim. These tax lease arrangements are described under "—Item 10: Additional Information—(C) Material Contracts". In connection with these arrangements, we have granted the tax lessor security interests over the leased assets. These security interests include secondary mortgages and cash collateral. However, the tax lease counterparty has executed a quiet enjoyment letter that limits its ability to interfere with the vessels' operations.

  •
  Environmental Laws.    Our operations and assets are affected by various environmental laws and regulations, including those governing discharges into the air and water, the handling and disposal of waste and the health and safety of employees. Certain environmental laws provide for strict liability, rendering a party liable for environmental damage, personal injury and threats to health and safety without regard to its negligence or fault. Certain environmental laws may also expose us to joint and several liability for the conduct of others or for acts that complied with all applicable laws when they were performed. Sanctions for non-compliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. We are not involved in any legal or administrative proceedings concerning environmental matters and are not aware of any environmental issues that may materially affect our ability to use our FPSOs or our FPSO hulls.

        A description of current and recent capital expenditures relating to our vessels is included under "—(B) Business Overview—FPSO Business—FPSO Fleet and FPSO Hulls" and "Item 5: Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources".

ITEM 5:    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion of our financial condition and results of operations together with the selected consolidated financial data, audited consolidated financial statements and the notes thereto included elsewhere in this annual report. Our audited consolidated financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those described under "Item 3: Key Information—(D) Risk Factors" and elsewhere in this annual report.

(A)  Operating Results

Overview

        We are Aurelia Energy N.V., a holding company with no independent operations, and its subsidiaries, a group of companies that comprise a specialized service provider to and operator in the offshore oil industry. We operate under the name "Bluewater" and are a leader in the design, development, ownership and operation of FPSOs, which we operate for oil companies under medium- and long-term service agreements, and the design, development, project management and delivery of SPM systems.

        Our FPSO business earns revenues from the design, development and operation of FPSOs pursuant to medium- and long-term service agreements with oil companies. We treat our service agreements as "operating leases" under U.S. GAAP and present them as such in our consolidated financial statements. Under these agreements, we generally are paid a defined day rate consisting of a fixed facility fee that covers the rental of the FPSO and associated equipment and an indexed operating fee that covers the cost of operating, maintaining and insuring the vessel. We may also receive additional tariff payments based on oil or water production or gas lift volumes (or a combination of those volumes), bonus payments that relate to the prevailing price of oil and certain other fees. Our FPSO fleet currently consists of five high specification FPSOs (the Uisge Gorm, the Bleo Holm, the Glas Dowr, the Haewene Brim and the Munin) that we have contracted to oil companies under service agreements and two FPSO hulls (the Aoka Mizu and the Paradise) that we are marketing worldwide. In 2000, 2001 and 2002, our FPSO business generated 91.3%, 90.3% and 83.4% of our revenues, respectively, 100.8%, 117.7% and 134.9% of our net income, respectively, and 99.8%, 106.9% and 113.1% of our EBITDA, respectively.

        Our SPM business earns revenues from the design, development, project management and delivery of SPM systems under our SPM delivery contracts. We have developed a number of different types of SPM systems for oil companies and contractors around the world, resulting in the delivery of 3 SPM systems since 1999 and more than 50 SPM systems since our founding. Because SPM systems are integral to the operation of FPSOs in harsh environments, and because they form an important link in the oil production chain, we believe that it is important to preserve our core SPM capabilities for use in connection with future FPSO projects. In 2000, 2001 and 2002, our SPM business generated 8.7%, 9.7% and 16.6% of our revenues, respectively, (0.8)%, (11.7)% and (34.9)% of our net income, respectively, and 0.2%, (6.9)% and (13.1)% of our EBITDA, respectively.

        While we manage FPSO and SPM projects from the initial design and engineering phase to final installation, we do not engage in the fabrication of FPSOs or SPM systems. Rather, we outsource these requirements to qualified subcontractors. In 2000, 2001 and 2002, we had revenues of U.S.$200.2 million, U.S.$197.3 million and U.S.$262.8 million, respectively, operating income of U.S.$64.3 million, U.S.$49.1 million and U.S.$57.8 million, respectively, net income of U.S.$59.8 million, U.S.$63.9 million and U.S.$37.4 million, respectively, and EBITDA of U.S.$128.4 million, U.S.$107.4 million and U.S.$111.8 million, respectively.

Operating Uptimes

        We derive a substantial proportion of our total revenues from the payments that we receive from oil companies under our FPSO service agreements. The majority of these payments consist of defined day rates (consisting of a fixed facility fee and an indexed operating fee) and tariff payments (based on oil or water production or gas lift volumes or a combination of those volumes) whose economic terms are established prior to the commencement of operations under the service agreement. These day rates and tariff payments contributed U.S.$184.7 million and U.S.$12.4 million, respectively, to our total revenues of U.S.$262.8 million in 2002. We believe that the most significant factor affecting the amount of these payments during a given contract period is the level of operating uptimes that our FPSOs maintain. Our service agreements currently require our FPSOs to maintain minimum operating uptimes that exceed certain thresholds. Depending on the particular service agreement, our facility fee or our operating fee may be adjusted to the extent that the relevant uptime exceeds or falls below the applicable threshold, and our tariff payments may be affected by consequential changes in oil or water production or gas lift volumes. When an FPSO is removed from the field as a result of factors unrelated to operating performance (as was the case of the Glas Dowr), our day rate is not adjusted based upon operating uptime. However, in such a case our day rate may be replaced by a lay-up rate (which could apply, among other times, in the event of poor field performance or periods of scheduled maintenance) or a force majeure rate (which could apply, among other times, in the event of a natural disaster, war or industrial action), depending, in each case, on the particular service agreement. The uptime adjustments, lay-up rates and force majeure rates applicable to our current service agreements are described under "Item 4: Information on the Company—(B) Business Overview—FPSO Business—FPSO Fleet and FPSO Hulls".

Seasonality

        We believe that our business is not affected by seasonal weather conditions that impact some service providers to the offshore oil industry. While some service providers operating in harsh weather environments, such as the North Sea, are negatively affected in the first and fourth quarters by adverse weather conditions that prevent or limit the full operation of their crews or vessels, we generally do not experience material disruptions to our operations as result of seasonal weather conditions. Our FPSOs have been developed using high environmental and design standards that generally permit them to fulfill their contractual uptime requirements even in harsh weather conditions. We also do not believe that our SPM business is affected by seasonal factors.

Oil Prices

        We believe that the fixed nature of the payments that we receive under our service agreements significantly reduces the exposure of our FPSO business to fluctuations in oil prices during the minimum terms of our service agreements. Nevertheless, because oil prices affect the production economics at the fields on which our FPSOs operate, we believe that changes in oil prices may indirectly affect our FPSO business to the extent they affect the decisions of oil companies to continue production at fields nearing the end of their production profiles or to enter into tie-back arrangements with respect to marginal fields, each of which could affect the extension of our service agreements beyond their minimum terms. Changes in oil prices that impact levels of production could also affect the amount of tariff or bonus payments we earn under our service agreements. We expect that our FPSO business would be positively influenced in this regard by prolonged periods of high oil prices, but negatively affected by prolonged periods of depressed oil prices. In addition, we believe that oil prices may affect our ability to enter into new service agreements providing for the development of new FPSOs or the redeployment of our existing FPSOs upon the termination of their service agreements. We expect that there would be fewer short-term opportunities to enter into new service agreements during periods of low oil prices, but relatively more opportunities during periods of high oil prices.

However, in each case, we believe that our FPSO fleet would have better deployment prospects than a number of newly-built FPSOs due to the fact that they may be contracted at more competitive rates (due to their accrued depreciation), their significantly shorter lead times to first oil and their high design standards.

        We believe that our SPM business, which accounts for a relatively smaller proportion of our revenues, is generally more affected by fluctuations in oil price than our FPSO business due to the fact that SPM systems are generally developed for sale rather than leased on a term basis. Because oil companies generally adjust their spending on SPM systems based on trends in oil price, we would expect our SPM business to grow in response to positive developments in oil price and to decrease in response to negative developments in oil price. We believe that having a flexible and scalable workforce is an important factor in managing the costs associated with our more cyclical SPM business.

Insurance Costs

        We maintain insurance coverage in such amounts as we believe to be prudent against normal risks in our operations, including, among other things, the risk of pollution and damage to vessels. Certain risks (such as business interruptions and environmental liabilities in excess of certain limits), however, are either not insurable or are insurable only at rates we consider uneconomical. The cost to obtain and maintain insurance could increase or decrease in the future for any number of reasons. In the aftermath of the events in the United States on September 11, 2001, we have experienced more than a 100.0% increase in the cost of our insurance premiums. While the increase in the price of insurance is recoverable in part under our service agreements with our customers, we account for the cost of insurance as an expense in our consolidated financial statements and the payments that we receive in respect of such expenses as revenues. There is no assurance that we will continue to maintain the same level of insurance coverage in the future or that we will be able to recover the cost of such coverage from our customers.

Redeployment of the Glas Dowr

        We stopped receiving payments in respect of the Glas Dowr in August 2001 following the expiration of our original service agreement with Amerada Hess. However, we have entered into a new service agreement with PetroSA to redeploy the vessel to the Sable Field in the Bredasdorp Basin off the coast of South Africa. To prepare the Glas Dowr for operation on this field, we have modified the vessel's topsides and mooring system and are developing the Sable Field's subsea infrastructure. Due to an unanticipated increase in the scope and complexity of the vessel modifications and labor unrest at the shipyard where the work is being performed, the project is currently six months behind schedule and approximately U.S.$40.0 million over-budget. We have towed the Glas Dowr to the Sable Field and expect the vessel to achieve first oil in June 2003. We are capitalizing the cost of the modifications to the Glas Dowr, including the financing costs relating thereto, and have suspended depreciation of the Glas Dowr pending its redeployment. While we will not receive our day rate until the Glas Dowr achieves first oil, we believe that the additional revenues and income that we now receive from the Haewene Brim and the Munin have been and will continue to be sufficient to offset the loss of revenues and income from the Glas Dowr. The effects of the current project delays and budget overruns on our liquidity and capital resources are described under "—(B) Liquidity and Capital Resources—Capital Expenditures".

Interest Expense

        Our financial income and expense is primarily affected by our interest expense, which includes interest incurred on our credit facility, our outstanding 10 1/4% Senior Notes due 2012, the subordinated and unsubordinated Marenco loans and amortization of debt arrangement fees. Our interest expense does not include interest on financial debt relating to the construction or modification of FPSOs, which is capitalized and added to the historical cost of the FPSO to which it relates. Cash interest paid is defined as interest expense, plus capitalized interest, less accrued interest on the subordinated and unsubordinated Marenco loans and less amortization of debt arrangement fees. Our interest expense has increased since 2001 due to an increase in the amount of our outstanding indebtedness (which resulted from the incurrence of approximately U.S.$285.9 million of additional indebtedness in connection with our acquisitions of the Haewene Brim, the Munin and their related operating companies) and an increase in the weighted average interest rate payable in respect of our indebtedness (which resulted from the issuance of our 10 1/4% Senior Notes due 2012 at a relatively higher interest rate and an increase in amortization of debt arrangement fees). This increase does not include our capitalized interest expense, which, in 2002, related to modifications to the Glas Dowr and amounted to U.S.$3.5 million.

Critical Accounting Policies and Estimates

        The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires our management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures concerning contingent assets and liabilities as of the date of the financial statements and that impact reported amounts of revenues and expenses during the reporting period. Our management evaluates, on an ongoing basis, its estimates and judgments, including those related to bad debts, inventories, tangible fixed assets, pensions, income taxes, contingencies and litigation. Our management bases these estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for judgments made about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our management believes that the following accounting policies, among others, are the most critical to understanding and evaluating our reported financial results.

Revenue Recognition and Inventory

        Our revenues consist of the contract payments that we receive under our FPSO service agreements and our SPM delivery contracts and the payments that we earn from the installation and mobilization of FPSOs and SPM systems. We recognize these revenues in the following manner.

        Our service agreements are treated as "operating leases" under U.S. GAAP and presented as such in our consolidated financial statements. Under these agreements, we derive revenues from defined day rates, tariff payments, payments in respect of capital expenditures, payments for the rental of additional equipment and, in certain cases, bonus payments. Our day rates generally consist of a fixed facility fee (for the rental of the FPSO and associated equipment) and an indexed operating fee (covering the cost of operating, maintaining and insuring the vessel) and may be adjusted depending on the level of operating uptimes that we achieve. See "Item 4: Information on the Company—(B) Business Overview—FPSO Business". Our tariff payments are based on oil or water production or gas lift volumes or a combination of those volumes. Our bonus payments generally relate to the prevailing price of oil. We recognize revenues under our service agreements when the FPSO is made available and the relevant contract payments are based on a signed lease contract. We monitor changes in consumer price indices, uptime levels, production and lift volumes and oil prices on an ongoing basis and only include payments that depend on those factors in the determination of income when the relevant index is adjusted, the level of uptime is achieved, the necessary volume has been produced or lifted or the price of oil has changed. All other payments due under our service agreements are recognized on a straight-line basis over the term of the service agreement.

        Under our SPM delivery contracts, we receive milestone payments from our customers for the design, engineering and management services that we provide during the progress of our SPM projects.

We recognize revenues from the development of SPM systems and auxiliary equipment based on the percentage of completion method of accounting as the project is performed. Changes in project conditions are recognized in the period in which the revisions are determined. Our management identifies and estimates losses relating to uncompleted contracts and makes necessary provisions, if any, in the period in which the losses are determined. Differences between the actual and estimated development of our work in progress could materially impact the results of operations.

        We recognize revenues from the installation and mobilization of FPSOs and SPM systems and from the provision of other services when the installation, mobilization or provision of services has been accepted by the customer and the collection of the receivable relating to the work is probable.

Income Taxes Payable

        Our income tax charges are based on the tax regimes that are applicable to our group companies in the countries in which they are legally seated. We have historically benefited from low income taxes. While we believe that we will continue to benefit from a low level of income taxes in future years, as a result of the large amount of goodwill and deductible interest reported by certain members of our group for Dutch tax purposes, we received a draft tax audit report from the Dutch tax authorities in May 2002. The draft tax audit report included certain proposed factual findings relating to the issue of whether our non-Dutch companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not represent a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft audit report, the Dutch tax authorities assessed, in June 2002, additional taxes with respect to a Dutch group member for its 1998 and 1999 tax years and assessed, in November 2002, additional taxes with respect to certain non-Dutch group members for their 1997 and 1999 tax years. The total amount of these assessments, including interest, is €52.9 million (U.S.$55.5 million), consisting of €12.0 million (U.S.$12.6 million) for the 1997 tax year, €16.0 million (U.S.$16.8 million) for the 1998 tax year and €24.9 million (U.S.$26.1 million) for the 1999 tax year. We are in discussions with the Dutch tax authorities regarding these taxes and are vigorously contesting their assessment. We believe that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities' position is based are incomplete and incorrect, and that the assessment of such additional taxes is contrary to certain favorable tax rulings which we have received from them. We also believe that, even if the methodology used by the Dutch tax authorities in formulating the assessments were accepted as correct (which we do not), the assessments contain a double-counting of certain taxes (estimated at €7.0 million (U.S.$7.3 million)) and that, even assuming the methodology used by the Dutch tax authorities in formulating the assessments were accepted as correct (which we do not), the total amount of the assessments, including interest, should not exceed €45.9 million (U.S.$48.2 million). In any event, we believe that any assessment of additional taxes is incorrect, and that it is likely that we will prevail on the merits in any final determination of the assessments. Accordingly, we intend to continue to contest vigorously the imposition of any additional taxes and, if necessary, to seek administrative and judicial review of the assessments. Administrative and judicial review of the assessments in the Netherlands would likely take several years. We intend to withhold payment of such taxes pending final resolution of the issue and have not established any accruals for these tax assessments. There can be no assurance, however, that the relevant issues will ultimately be resolved in our favor.

Deferred Income Taxes

        Deferred income taxes are temporary differences between the tax bases of assets or liabilities and their reported amounts in our consolidated financial statements. Future tax benefits attributable to these differences are recognized to the extent that realization of the benefits is more likely than not. We recorded deferred income tax assets of U.S.$32.4 million in 2001 and U.S.$25.9 million in 2002 which resulted primarily from the amortization of goodwill and the deduction of interest on intercompany loans for Dutch tax purposes. This goodwill and deductible interest is associated with our internal restructuring, and we are currently in discussions with the Dutch tax authorities concerning our ability to take advantage of the tax savings associated with it. See "—Income Taxes Payable"

        In connection with the draft tax audit report that we have received from the Dutch tax authorities, we have had discussions with the Dutch tax authorities concerning our internal restructuring. See "Item 10: Additional Information—(C) Material Contracts—Economic Sale Agreement". In the course of our discussions, the Dutch tax authorities have confirmed to us that they will not seek to tax any capital gain that may be associated with the sale of the relevant economic interests in connection with our internal restructuring, but instead will focus their analysis only on the amount of goodwill and deductible interest related to our internal restructuring and the percentage of goodwill and deductible interest from our internal restructuring that should ultimately be attributed to our non-Dutch activities. The outcome of such discussions could limit our ability to take advantage of future tax savings associated with our internal restructuring by limiting the amount of goodwill that we may amortize and the amount of interest that we may deduct for tax purposes in future periods. However, based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, we estimate that it is currently probable that we will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$768.0 million of interest bearing intercompany debt in connection with our internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes. Notwithstanding our current estimates, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on our actual tax position, because such definitive quantification depends on a number of possible future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in any possible future challenge to our internal restructuring, as well as the outcome of any relevant proceedings. In addition, in December 2001, $379.5 million of the intercompany indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that we may take advantage of in subsequent periods. While we believe that it is probable that we will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions or any proceedings relating thereto will have a material adverse effect on our financial position, there can be no assurance in this regard and we could lose some or all of the future anticipated tax savings associated with our internal restructuring.

        We have recorded a deferred tax asset based on our estimate of the probable result of these discussions. The carrying value of our net deferred tax assets assumes a positive outcome of our discussions with the Dutch tax authorities and that we will be able to generate sufficient future taxable income in certain tax jurisdictions to take advantage of the benefits associated therewith. We believe that it is more likely than not that this deferred tax asset will be realized. However, if this assessment is incorrect, we may be required to record full or partial valuation allowances against our deferred tax assets resulting in the inclusion of additional income tax expense in our consolidated financial statements. We evaluate the realizability of the deferred tax assets and assess the need for a valuation allowance on a quarterly basis. We did not record a valuation allowance in 2001 or 2002.

Tax Lease Benefits Liability

        Our tax lease benefits liability relates to UK tax leasing transactions that we entered into from 1994 to 1999 with respect to the Uisge Gorm, the Glas Dowr and the topsides of Bleo Holm and a tax lease that we signed in April 2003 for the topsides of the Haewene Brim. These arrangements allow the lessor to claim tax depreciation in respect of its expenditure to acquire the vessel or the equipment, which is passed on to, or shared with, us in the form of reduced rentals. Our rental payment obligations were calculated by reference to a number of tax and financial assumptions made at the time the leases were entered into. Payment arrangements at the inception of the lease transactions were structured, and security has been provided, such that, subject to the adjustments described under "Item 10: Additional Information—(C) Material Contracts—Tax Lease Arrangements", we do not have any current rental payment obligations with respect to the Uisge Gorm, the Glas Dowr, the topsides of the Bleo Holm or the topsides of the Haewene Brim. Our tax lease benefits liability represents the amount that we would be required to pay the lessor in the event of a voluntary termination. In the event of an involuntary termination or an adverse tax change under our tax lease arrangements (whether prospective or retrospective), the tax lease benefits liability presented in our balance sheets may be required to be repaid to the lessor at an amount greater than the carrying value of the liability, which could have a material adverse effect on our financial condition and results of operations.

Tangible Fixed Assets and Depreciation

        Our FPSOs account for approximately 75.0% of our total assets, are our primary sources of revenues and, accordingly, represent our most material fixed assets. We account for the value of these assets at their construction or acquisition cost and depreciate them on a straight-line basis over an estimated useful life of 15 years. An increase or decrease in the actual useful lives of our FPSOs over their estimated useful lives could result in significantly higher or lower annual depreciation expenses, which could have a material affect on our results of operations and shareholder's equity. In addition, our ability to recover the book value of our FPSOs depends, to a large extent, on our ability to enter into profitable service agreements for the vessels. If we are unable to secure profitable service agreements or if other circumstances arise indicating that the carrying amount an FPSO may not be recoverable, we may be required to record an impairment loss, which could similarly affect our results of operations and shareholder's equity. No circumstances arose in 2000, 2001 or 2002 that indicated that our FPSOs could be impaired and, therefore, we did not record any impairment losses relating to our fleet.

Accounts Receivable

        Accounts receivables are stated at face value less an allowance for possible uncollectable accounts. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. Because our accounts receivables are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of these customers could have material adverse effect on the collectability of our accounts receivables and our results of operations. In 2002, we recorded a provision relating to credit losses of U.S.$1.2 million, compared to U.S.$56,000 in 2001.

New Accounting Policies

SFAS 143

        In June 2001, the Financial Accounting Standards Board issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets and requires recognition of a liability for an asset retirement obligation in the period in which it is incurred. The provisions of this statement are effective for financial statements issued for fiscal years beginning after June 15, 2002. We do not anticipate that the adoption of SFAS 143 will have a material impact on our consolidated financial statements.

SFAS 145

        As of January 1, 2002, we adopted SFAS 145, "Rescission of SFAS No. 4, 44, 64, Amendment of SFAS No. 13, and Technical Corrections". SFAS 4, which was amended by SFAS 64, required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. SFAS 13 was amended to eliminate an inconsistency between the required accounting for sale and leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale and leaseback transactions. Adopting SFAS145 did not have a material impact on our consolidated financial statements.

SFAS 146

        In June 2002, the Financial Accounting Standards Board issued SFAS146, "Accounting for Costs Associated with Exit or Disposal Activities" This statement defines the accounting and reporting for costs associated with exit or disposal activities and is effective for exit or disposal activities that are initiated after December 31, 2002. We do not anticipate that the adoption of SFAS 146 will have a material impact on our consolidated financial statements.

SFAS 148

        In December 2002, the Financial Accounting Standards Board issued SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of Financial Accounting Standards Board Statement No. 123". SFAS 148 amends SFAS 123, "Accounting for Stock Based Compensation" and provides alternative methods for accounting for a change by registrants to the fair value method of accounting for stock-based compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosure in the significant accounting policy footnote of both annual and interim financial statements of the method of accounting for stock-based compensation and the related pro forma disclosures when the intrinsic value method continues to be used. The statement is effective for fiscal years beginning after December 15, 2002, and disclosures are effective for the first fiscal quarter beginning after December 15, 2002. Because we do not have a stock-based compensation plan, the adoption of SFAS 148 will not have any impact on our consolidated financial statements.

EITF 00-21

        In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not anticipate that the adoption of EITF Issue No. 00-21 will have a material impact on our consolidated financial statements.

FIN 45

        In November 2002, the Financial Accounting Standards Board issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002 and we have adopted those requirements for our financial statements. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. We are currently investigating whether the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on our consolidated financial statements.

FIN 46

        In January 2003, the Financial Accounting Standards Board issued FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of APB No. 51". FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of Interpretation Number 46 must be applied for the first interim or annual period beginning after June 15, 2003. We do not anticipate that the adoption of FIN 46 will have a material impact on our consolidated financial statements.

Results of Operations

	For year ended December 31,			Change
	2000	2001	2002	2000–2001	2001–2002
	(in U.S.$ thousands)			(%)
Revenues
FPSO business	182,806	178,138	219,093	(2.6)	23.0
SPM business	17,391	19,179	43,706	10.3	127.9

Total	200,197	197,137	262,799	(1.4)	33.2
Operating expenses
Operations expenses:
FPSO business	53,369	60,289	90,147	13.0	49.5
SPM business	14,478	23,506	55,162	62.3	134.7

Total	67,847	83,795	145,309	23.5	73.4
Selling, general and administrative expenses	7,834	9,467	9,736	20.8	2.8
Other operating income	(3,847)	(3,375)	(4,046)	12.3	(19.9)
Depreciation of tangible fixed assets and amortization of intangible assets	64,058	58,335	54,038	(8.9)	(7.4)

Total operating expenses	135,892	148,222	205,037	9.1	38.3

Operating income
FPSO business	64,374	57,265	73,476	(11.0)	28.3
SPM business	(69)	(8,170)	(15,714)	(11,740.6)	(92.3)

Total	64,305	49,095	57,762	(23.7)	17.7

Financial income and expense
Interest income	5,638	5,188	3,447	(8.0)	(33.6)
Interest expense	(36,116)	(28,776)	(48,898)	20.3	(69.9)
Currency exchange results	4,102	5,759	1,452	40.4	(74.8)

Total	(26,376)	(17,829)	(43,999)	32.4	(146.8)

Income before taxes	37,929	31,266	13,763	(17.6)	(56.0)
Income taxes	(21,910)	(32,614)	(23,615)	(48.9)	27.6

Net income	59,839	63,880	37,378	6.8	(41.5)

EBITDA(1):
FPSO business	128,061	114,842	126,470	(10.3)	10.1
SPM business	302	(7,412)	(14,670)	(2,554.3)	(97.9)

Total	128,363	107,430	111,800	(16.3)	4.1

Note:

(1)
A reconciliation of EBITDA to net income and net cash provided by operating activities is included under "Item 3: Key Information—(A) Selected Consolidated Financial Data—Notes".

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Revenues

        Our revenues increased 33.2% from U.S.$197.2 million in 2001 to U.S.$262.8 million in 2002. This increase in revenues was attributable to an increase in the amount of revenues generated by both our FPSO business and our SPM business. Revenues generated by our FPSO business increased 23.0%

from U.S.$178.1 million to U.S.$219.1 million over the period, while revenues generated by our SPM business increased 127.9% from U.S.$19.2 million to U.S.$43.7 million.

        The relative increase in the revenues from our FPSO business over the period was due to the fact that 2002 was the first full financial year in which we earned revenues from the Haewene Brim and the Munin. In 2001, we earned revenues from those vessels only during the fourth quarter. The increase in revenues attributable to the Haewene Brim and the Munin in 2002, however, was offset in part by a loss of revenues from the Glas Dowr and a loss of bonus payments from the Uisge Gorm over the period. In 2001, we received contract payments for the Glas Dowr until August, when our original service agreement was terminated, and we received bonus payments for the Uisge Gorm until November, when we reached the maximum amount of bonus payments payable under our service agreement. We did not receive those payments in 2002.

        Revenues from our SPM business grew from 2001 to 2002 due to an increase in the scope and the amount of work that we performed in connection with our SPM projects over the period. In 2001, our SPM business carried out work relating to the tie-back of the Bleo Holm to the Blake Field and to the delivery of spare parts to one of our customers. While we entered into three new SPM delivery contracts in the fourth quarter of 2001, significant revenues from these contracts did not begin to accrue until 2002. In 2002, we earned revenues from the three SPM projects that we were awarded in the fourth quarter to 2001 and, to a lesser degree, from two additional SPM projects that we were awarded during the year and from a water treatment unit that we delivered and installed on the Uisge Gorm in 2002.

Operations Expenses

        Our operations expenses increased 73.4% from U.S.$83.8 million in 2001 to U.S.$145.3 million in 2002. Operations expenses attributable to our FPSO business increased 49.5% from U.S.$60.3 million to U.S.$90.1 million over the period, while operations expenses attributable to our SPM business increased 134.7% from U.S.$23.5 million to U.S.$55.2 million.

        The relative increase in the operations expenses of our FPSO business over the period was due primarily to the fact that 2002 was the first full financial year in which we recorded operations expenses from the Haewene Brim and the Munin. In 2001, we recorded expenses relating to those vessels only during the fourth quarter. To a lesser degree, the increase in the operations expenses from our FPSO business resulted from certain work that we performed in 2002 on the Uisge Gorm's high pressure equipment and water treatment unit and to an overall increase in our insurance costs following the events in the United States on September 11, 2001. While our insurance costs are partially recoverable under our service agreements, we account for the cost of insurance as an expense in our consolidated financial statements and the payments that we receive in respect of the expenses as revenues.

        The increase in the operations expenses of our SPM business resulted from the increase in the scope and the amount of work that we performed in connection with our SPM projects over the period. Work performed in 2002 was generally more complex and extensive, resulting in relatively higher costs. To a lesser degree, the increase in our SPM business's operations expenses was caused by an increase in the amount of tenders that we submitted for SPM projects over the period. In 2002, we submitted 31 tenders for SPM projects, compared to 15 tenders in 2001.

Selling, General and Administrative Expenses

        Our selling, general and administrative expenses increased 2.8% from U.S.$9.5 million in 2001 to U.S.$9.7 million in 2002. This U.S.$0.2 million increase was principally attributable to inflation.

Depreciation of Tangible Fixed Assets

        Our charges for depreciation of tangible fixed assets decreased 7.4% from U.S.$58.3 million in 2001 to U.S.$54.0 million in 2002. The relative decrease in the amount of depreciation charges over the period resulted from the fact that we did not record depreciation charges in 2002 for certain equipment on the Uisge Gorm, which had been fully depreciated, or for the Glas Dowr, which was being modified for its deployment to the Sable Field. The effect of these decreases, however, was offset in part by the introduction in 2002 of a full year of depreciation charges for the Haewene Brim and the Munin. In 2001, we recorded depreciation charges relating to the Haewene Brim and the Munin only during the fourth quarter.

Operating Expenses

        Due to the foregoing factors, our total operating expenses increased 38.3% from U.S.$148.2 million in 2001 to U.S.$205.0 million in 2002.

Operating Income

        Due the factors described above, our operating income increased 17.7% from U.S.$49.1 million in 2001 to U.S.$57.8 million in 2002, while our operating margin decreased from 24.9% of our revenues in 2001 to 22.0% of our revenues in 2002.

Financial Income and Expenses

        Our net financial expenses increased 146.8% from U.S.$17.8 million in 2001 to U.S.$44.0 million in 2002. This relative increase was due principally to an increase in our net interest expense over the period.

        Our net interest expense increased 92.8% from U.S.$23.6 million in 2001 to U.S.$45.5 million in 2002 due primarily to an increase in the amount and the average weighted interest rate of our outstanding indebtedness. In 2002, we incurred approximately U.S.$285.9 million of additional indebtedness in connection with our acquisitions of the Haewene Brim, the Munin and their related operating companies, and we issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012. While the proceeds from the offering of the 10 1/4% Senior Notes due 2012 were used to repay indebtedness under our credit facility, their issuance at a relatively higher interest rate led to an increase in our weighted average interest rate over the period. A relative decrease in our cash deposits and the rate of interest that we received on them resulted in relatively lower interest income over the period and further contributed to the relative increase in our net interest expense.

        Our currency exchange results, while still positive, decreased 74.8% from U.S.$5.8 million in 2001 to U.S.$1.5 million in 2002. Our currency exchange gains were relatively higher in 2001 due to the fact that we recorded a substantial gain when we converted the subordinated Marenco loan from a basket of currencies to U.S. dollars, which is our functional currency.

Income Before Taxes

        Due to the factors described above, our income before taxes decreased 56.0% from U.S.$31.3 million in 2001 to U.S.$13.8 million in 2002. As a percentage of revenues, our income before taxes decreased from 15.8% to 5.2% over the period.

Income Taxes and Net Income

        We recorded U.S.$23.6 million of income tax credits in 2002, compared to U.S.$32.6 million of income tax credits in 2001. These income tax credits consisted of current tax charges of U.S.$2.3 million in 2002, compared to current tax credits of U.S.$230,000 in 2001, and deferred tax credits of U.S.$25.9 million in 2002, compared to deferred tax credits of U.S.$32.4 million in 2001. Our deferred tax credits decreased over the period primarily due to variances in operational results before income taxes of our group companies that are subject to Dutch income taxes and to the conversion by Bluewater Holding B.V. of U.S.$379.5 million of interest bearing intercompany debt into share capital in December 2001. After taking account of taxes, our net income decreased 41.5% from U.S.$37.4 million in 2001 to U.S.$38.0 million in 2002.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Revenues

        Our revenues decreased 1.4% from U.S.$200.2 million in 2000 to U.S.$197.3 million in 2001. This decrease in revenues was attributable to a slight reduction in the amount of revenues generated by our FPSO business. Revenues derived from our FPSO business decreased 2.6% from U.S.$182.8 million in 2000 to U.S.$178.1 million in 2001, while revenues generated by our SPM business increased 10.3% from U.S.$17.4 million in 2000 to U.S.$19.2 million in 2001.

        The decrease in revenues from our FPSO business was caused by a reduction in the amount of contract payments that we received from Amerada Hess in respect of the Glas Dowr in 2001, as compared to the preceding year. The decrease in such payments primarily resulted from the termination of our service agreement with Amerada Hess in August 2001. To a lesser degree, the decrease in our FPSO revenues was due to the absence in 2001 of revenues that we received in 2000 in connection with the tying back of the Fergus Field to the Uisge Gorm as well as to the fact that we stopped receiving bonus payments under the Uisge Gorm service agreement in November 2001 after we reached the maximum amount of oil bonus payments that are payable under our service agreement with Amerada Hess. The aggregate effect of such decreases, however, was offset by revenues that we recorded in the fourth quarter in respect of the Haewene Brim and the Munin.

        The amount of revenues generated by our SPM business was higher in 2001 relative to 2000 due mainly to an increase in activity in the global SPM market. While we delivered only one SPM system in 2000, we completed two small SPM projects in 2001. In the fourth quarter of 2001, we were awarded three new SPM contracts for the construction of buoys, the revenues from which began to accrue in 2002. We do not expect such contracts to account for a material portion of our future revenues.

Operations Expenses

        Our operations expenses increased 23.6% from U.S.$67.8 million in 2000 to U.S.$83.8 million in 2001.

        Operations expenses attributable to our FPSO business increased 13.0% from U.S.$53.4 million in 2000 to U.S.$60.3 million in 2001, while operations expenses attributable to our SPM business increased 62.3% from U.S.$14.5 million in 2000 to U.S.$23.5 million in 2001. The increase in the operations expenses of our FPSO business was attributable to additional maintenance costs that we incurred in preparing the Glas Dowr for redeployment to the Sable Field and as a consequence of work performed in connection with the tying back of the Bleo Holm to the Blake Field. We also incurred additional operations expenses as a result of repairs to the slop tanks of the Uisge Gorm and increased insurance costs following the events in the United States on September 11, 2001. The rise in insurance costs is partially recoverable under our various service agreements. The addition of the Haewene Brim and the Munin to our FPSO fleet in the fourth quarter further contributed to the increase in our operations expenses.

        The increase in the operations expenses of our SPM business was due to a substantial increase in tender activity during 2001. In 2001, we submitted 15 tenders for SPM projects, compared to 10 tenders in 2000.

Selling, General and Administrative Expenses

        Our selling, general and administrative expenses increased 20.8% from U.S.$7.8 million in 2000 to U.S.$9.5 million in 2001. This U.S.$1.7 million increase was principally attributable to an increase in our personnel costs as a result of our increased tender activity. However, the overall effects of our increased personnel costs on our selling, general and administrative expenses were offset by certain cost savings attributable to a functional reorganization that we executed, efficiencies arising from the consolidation of our office space and a higher level of expenses that we allocated to specific FPSO tender projects and therefore booked under FPSO operations expenses.

Depreciation of Tangible Fixed Assets

        Our charges for depreciation of tangible fixed assets decreased 8.9% from U.S.$64.1 million in 2000 to U.S.$58.3 million in 2001. The relative decrease in the amount of depreciation resulted from the fact that we had fully depreciated certain equipment on the Uisge Gorm by August and October 2001 and that we temporarily suspended the depreciation of the Glas Dowr beginning in August 2001 when we began modifying the vessel for its deployment to the Sable Field. The effect of these reductions in our depreciation charges during the period, however, was offset, in part, by the addition of depreciation charges for the Haewene Brim and the Munin in the fourth quarter of 2001.

Operating Expenses

        Due to the foregoing factors, our total operating expenses increased 9.1% from U.S.$135.9 million in 2000 to U.S.$148.2 million in 2001.

Operating Income

        As a result of the factors discussed above, and in particular the termination of the Glas Dowr service agreement with Amerada Hess, our operating income decreased 23.7% from U.S.$64.3 million in 2000 to U.S.$49.1 million in 2001. Our operating margin decreased from 32.1% of our revenues in 2000 to 24.9% of our revenues in 2001.

Financial Income and Expenses

        Our net financial expenses decreased 32.4% from U.S.$26.4 million in 2000 to U.S.$17.8 million in 2001. Our interest income decreased 8.0% from U.S.$5.6 million in 2000 to U.S.$5.2 million in 2001 due to a reduction in our cash balances and a decrease in interest rates. Our interest expense decreased 20.3% over the same period from U.S.$36.1 million to U.S.$28.8 million as a result of reductions in our bank debt over the respective periods. Our currency exchange results increased 40.4% from U.S.$4.1 million in 2000 to U.S.$5.8 million in 2001. Such results were attributable to currency exchange gains that we recognized when converting the subordinated Marenco loan to U.S. dollars in 2001.

Income Before Taxes

        As a result of the factors described above, our income before taxes decreased 17.6% from U.S.$37.9 million in 2000 to U.S.$31.3 million in 2001. As a percentage of revenues, our income before taxes decreased from 18.9% in 2000 to 15.8% in 2001.

Income Taxes and Net Income

        We had income tax credits amounting to U.S.$32.6 million in 2001, compared to income tax credits of U.S.$21.9 million in 2000. These income tax credits consisted of current tax credits of U.S.$230,000 in 2001, compared to current tax charges of U.S.$1.7 million in 2000, and deferred tax credits of U.S.$32.4 million in 2001, compared to deferred tax credits of U.S.$23.6 million in 2000. The deferred tax credits primarily resulted from the increase of tax loss carry-forwards resulting from our internal restructuring. After taking account of taxes, our net income increased 6.8% from U.S.$59.8 million in 2000 to U.S.$63.9 million in 2001.

(B)  Liquidity and Capital Resources

Overview

        Our primary sources of liquidity are cash flows generated from our operations and external debt. Our primary uses of cash are to fund working capital, to service indebtedness and to fund investments in new FPSOs. We believe that our working capital is sufficient to satisfy current requirements.

        The following table sets forth selected information concerning our consolidated cash flows during the periods indicated.

	Year ended December 31,
	2000	2001(1)	2002
	(in U.S.$ thousands)
Provided by operations	103,835	73,719	84,420
(Used in) investment activities	(11,884)	(285,102)	(95,105)
Provided by (used in) financing activities	(87,047)	203,275	20,018
Bank debt	(90,934)	202,848	(218,257)
10 1/4% Senior Notes due 2012	—	—	256,022
Debt arrangement fees	—	—	(18,802)
Short-term loan to related party	277	3,433	—
Unsubordinated Marenco loan(2)	(288)	(4,025)	(3,587)
Proceeds from restricted deposits	3,898	1,019	4,642

Notes:

(1)
Gives effect to our acquisitions of the Munin, the Haewene Brim and their related operating companies.
(2)
The unsubordinated Marenco loan was fully repaid in 2002.

Net Cash Flow Provided by Operations

        Net cash flow provided by operations consists of operating income earned from our service agreements and our SPM delivery contracts, adjusted for investments in working capital and non-cash items such as depreciation and amortization. Working capital is defined as our current assets less our current liabilities.

        Net cash flows provided by operations were U.S.$103.8 million in 2000, U.S.$73.7 million in 2001 and U.S.$84.4 million in 2002. The decrease in net cash flows provided by operations from 2000 to 2001 resulted from the decreased profitability of our operations and a U.S.$10.2 million investment in working capital, which were offset in part by a reduction in depreciation charges following the temporary suspension of the depreciation of the Glas Dowr from August 2001. The increase in net cash flows provided by operations from 2001 to 2002 was due to a relative decrease in our depreciation charges, an increase in deferred income tax assets and a reduction of working capital. The relative decrease in the amount of depreciation charges over the period resulted from the fact that we did not record depreciation charges in 2002 for certain equipment on the Uisge Gorm, which had been fully depreciated, and for the Glas Dowr, which was being modified to prepare it for operation on the Sable Field. The effect of these decreases, however, was offset in part by the introduction in 2002 of a full year of depreciation charges for the Haewene Brim and the Munin. We made a U.S.$22.3 million investment in our working capital in 2002.

Net Cash Flow (Used in) Investment Activities

        Net cash flow (used in) investment activities depends primarily on the amount of capital expenditures that we make in connection with the construction, modification or acquisition of FPSOs. Net cash flows (used in) investment activities totaled U.S.$(11.9) million in 2000, U.S.$(285.1) million in 2001 and U.S.$(95.1) million in 2002. The net cash outflow in 2000 related primarily to capital expenditures that we made to complete the development of the Aoka Mizu. In 2001, the net cash outflow resulted primarily from our acquisition of the Haewene Brim and the Munin and initial modifications that we made to the Glas Dowr to prepare it for operation on the Sable Field. In 2002, net cash flow used in investment activities related principally to additional modifications that we made to the Glas Dowr to prepare it for operation on the Sable Field. The cost of these modifications have been capitalized and added to the historic cost of the vessel.

Net Cash Flow Provided by/(Used in) Financing Activities

        Net cash flows provided by/(used in) financing activities are primarily driven by our borrowing activities. These cash flows amounted to U.S.$(87.0) million in 2000, U.S.$203.3 million in 2001 and U.S.$20.0 million in 2002. Our net indebtedness typically increases while we are modifying, developing or acquiring an FPSO, while our net indebtedness tends to decrease if we are not engaged in those activities, as is reflected in the net repayment of indebtedness during 2000. In 2001, our net debt increased due to approximately U.S.$279.2 million in drawdowns under a bridge credit facility used to finance our acquisition of the Haewene Brim, the Munin and their related operating companies. In 2002, the net cash flow provided by financing activities resulted primarily from expenditures relating to the refinancing of our former credit facility and certain other indebtedness and from the issuance of our outstanding 10 1/4% Senior Notes due 2012. In connection with these financings, we incurred approximately U.S.$18.8 million in debt arrangement and professional fees. These fees have been capitalized and will be charged to financial expenses over the term of the indebtedness in respect of which they were incurred.

Financing Arrangements and Contractual Obligations

        As of December 31, 2002, we did not have any short-term bank debt under working capital facilities or our credit facility. We had total long-term bank debt of U.S.$324.7 million incurred under our credit facility and cash of U.S.$23.0 million. We also had U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 outstanding and U.S.$125.8 million of indebtedness outstanding under the subordinated Marenco loan.

Credit Facility

        Our credit facility is a U.S.$600.0 million revolving credit facility that we signed in January 2002 with an international syndicate of banks led by Barclays Capital, Fortis Bank and ING Bank. The facility has a tenor of eight years and may be used to finance the development of new FPSOs and for general corporate purposes. Its structure includes a borrowing base, calculated according to the present value of cash flows we earn or expect to earn under our FPSO service agreements and a proportion of the residual value of our assets. The facility may be drawn upon at any time up to the lower of the current amount of the facility limit and the borrowing base. The facility limit, which was U.S.$560.0 million as of December 31, 2002, reduces by U.S.$20.0 million per quarter and is scheduled to reach zero in December 2009. Interest is payable at a rate that is equal to a margin over LIBOR. The margin, which is currently 1.400%, varies from 1.300% to 1.700% depending on certain factors. As of December 31, 2002, the applicable interest rate was 2.837%. See "Item 10: Additional Information—(C) Material Contracts—Credit Facility".

        The following table presents certain information regarding the expected availability of funding under our credit facility in its current form during the periods indicated.

	Year ending December 31,
	2003	2004	2005	2006	2007	2008	2009
	(in U.S.$ millions)
Facility limit	480	400	320	240	160	80	0
Borrowing base(1)	479	382	325	287	271	248	223

Notes:

(1)
Based on our current FPSO fleet.

Other Financing Arrangements

        In addition to the credit facility described above, we also have entered into the following financing arrangements.

  •
  Outstanding 10 1/4% Senior Notes due 2012.    In February 2002, we issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through our finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the principal amount thereof. The 10 1/4% Senior Notes due 2012 have been fully and unconditionally guaranteed, on a joint and several basis, by our other group companies. We used the gross proceeds from the issuance of the 10 1/4% Senior Notes due 2012 to repay approximately U.S.$248.5 million of indebtedness outstanding under our credit facility and to pay approximately U.S.$7.5 million of costs relating to the issuance. See "Item 10: Additional Information—(C) Material Contracts—10 1/4% Senior Notes due 2012 and Indenture".

  •
  Subordinated Marenco Loan.    We have borrowings outstanding under a loan from Marenco Investments Limited, our affiliate, that is fully subordinated to both our credit facility and the guarantees of our 10 1/4% Senior Notes due 2012. As of December 31, 2002, the total amount of this loan (including accrued interest) was U.S.$125.8 million. Interest is payable at a rate of 7.0% per annum; however, cash interest payments on the loan can be made only in accordance with the provisions of our credit facility and the restricted payment provisions of the indenture for our 10 1/4% Senior Notes due 2012. In 2002, we accrued approximately U.S.$7.5 million of interest on the loan. See "Item 10: Additional Information—(C) Material Contracts—Subordinated Marenco Loan".

  •
  Guarantee Facilities.    We are party to a U.S.$10.0 million guarantee facility with Lloyds TSB, a U.S.$20.0 million performance guarantee facility with ING Bank and a U.S.$15.8 million performance guarantee facility with Nationale Borg. The facilities enable us to give bank guarantees to our suppliers. As of December 31, 2002, we had U.S.$3.7 million outstanding under our guarantee facilities.

Scheduled Maturities of Contractual Obligations

        The following table presents the scheduled maturities of our contractual obligations, assuming that any available rollover provisions were inapplicable, as of December 31, 2002.

	Payments due by Period
	Total	<1 year	1–3 years	3–5 years	>5 years
	(in U.S.$ thousands)
Long-term debt obligations	584,733	—	4,733	160,000	420,000
Capital lease obligations	—	—	—	—	—
Operating lease obligations	6,923	2,155	3,670	1,098	—
Purchase obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—

Total	591,656	2,155	8403	161,098	420,000

Capital Expenditures

        From time to time, we are required to make capital expenditures in respect of our FPSOs and our SPM development projects. Our current commitments for these expenditures, and the majority of our expected expenditures for 2003, relate to modifications that we have been required to make to the Glas Dowr's topsides and mooring system and work that we have been required to perform at the Sable Field to prepare the Glas Dowr for its redeployment to the location. Due to an unanticipated increase in the scope and complexity of the vessel modifications and labor unrest at the construction yard where the work is being performed, the project is currently behind schedule and over-budget, and we now expect the vessel to achieve first oil in June 2003. While we have implemented a number of measures to remedy these problems, the difficulties that we have experienced to date, along with increased insurance costs, have led to an upward revision in our estimate of the costs of the vessel modifications and subsea work, excluding financing costs, from approximately U.S.$130.0 million to approximately U.S.$170.0 million. As of December 31, 2002, we had expended approximately U.S.$99.1 million on vessel modifications and approximately U.S.$29.3 million on developing the subsea infrastructure, and we had received approximately U.S.$29.3 million in milestone payments from PetroSA for the completion of certain subsea work. Based upon our estimates, we believe that we had approximately U.S.$41.6 in remaining commitments for expenditures relating to the project as of that date. We expect to fund U.S.$20.7 million of the expenditures with milestone payments that we will receive from PetroSA for remaining subsea work and to fund the remaining expenditures with borrowings under our credit facility. We do not expect the delays or budgetary overruns to otherwise materially affect our liquidity or capital resources.

        Our future capital expenditures will depend primarily on the FPSO and SPM projects that we undertake. It is not possible to predict with certainty the extent of the capital expenditures that we will be required to make in connection with these projects. However, we believe that the amount will be primarily a function of the characteristics of the oil fields on which the FPSO or SPM system will be used, the requirements set forth in the applicable service agreement or SPM delivery contract and the design selected.

(C)  Research and Development

        We have focused our research and development activities on technology that is integral to our FPSO and SPM businesses. We have an in-house design and engineering team consisting of engineers trained in a number of disciplines. We also access new sources of information or technology by entering into strategic alliances with equipment manufacturers, oil and gas companies, universities or by participating in joint industry programs. While the market for our products and services is subject to continual technological changes, development cycles from initial conception through introduction can extend over several years. Our efforts have resulted in the development of a number of inventions, new processes and techniques, many of which have been incorporated as improvements to our product lines. Our research and development activity has led to a number of patents or patent applications, principally in the area of SPM systems. See "Item 4: Information on the Company—(B) Business Overview—Intellectual Property". During 2000, 2001 and 2002, our research and development expenditures were U.S.$0.4 million, U.S.$0.4 million and U.S.$0.5 million, respectively. We expect to expend a similar amount on research and development in future periods.

ITEM 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  Directors and Senior Management

        Our business and general affairs are managed by the management boards of Aurelia Energy N.V. and Bluewater Holding B.V. and the executive officers of Bluewater Energy Services B.V.

Aurelia Energy N.V.

        Aurelia Energy N.V. is a holding company that invests in companies that are specialized service providers to and operators in the offshore oil industry. These investment activities are managed by Aurelia Energy N.V.'s management board, which is authorized to represent the company. Aurelia Energy N.V.'s management board currently consists of two managing directors, Intertrust (Curaçao) N.V., which was elected to the management board on December 6, 1993 by a vote of the sole shareholder of Aurelia Energy N.V. for an indefinite term, and Mr. John Collison, who was elected to the management board on December 29, 2000 by a vote of the sole shareholder of Aurelia Energy N.V. for an indefinite term.

Intertrust (Curaçao) N.V.

        Intertrust (Curaçao) N.V. is a limited liability company established under the laws of the Netherlands Antilles on May 11, 1981 that provides director nominee services on a fee basis for Netherlands Antilles companies. Intertrust (Curaçao) N.V. has served as a managing director of Aurelia Energy N.V. since the company was established in the Netherlands Antilles in 1993. Intertrust (Curaçao) N.V. currently also serves as a managing director of a number of Aurelia Energy N.V.'s subsidiaries and affiliates, and it provides similar services on a fee basis for a number of other companies. Mr. Gregory Elias is the managing director and chairman of Intertrust (Curaçao) N.V. and is authorized to represent Intertrust (Curaçao) N.V. in its capacity as the sole managing director of Aurelia Energy N.V. Intertrust (Curaçao) N.V. was elected to the management board of Aurelia Energy N.V. on December 6, 1993 at the direction of Mr. Hugo Heerema who, at the time of the election, was the beneficial owner of 100.0% of Aurelia Energy N.V.'s outstanding share capital. See "Item 7: Major Shareholder and Related Party Transactions—(A) Major Shareholder".

John Collison

        Mr. Collison, 64, has served as a managing director of Aurelia Energy N.V. since December 29, 2000. Mr. Collison is a qualified accountant and also serves as a director on the board of directors of a number of Aurelia Energy N.V.'s subsidiaries. Mr. Collison has served as a financial director of a number of multi-national organizations operating in the Middle East, including the A.W. Aujan Group, the Abdulla Fouad Group and the Algosaibi Group. Mr. Collison has over 35 years of experience in the oil, gas and petrochemicals industry, serving in positions of financial management, control and direction.

Bluewater Holding B.V.

        Aurelia Energy N.V.'s operating activities are conducted exclusively through its operating subsidiaries in accordance with policies that are established by the management board of Bluewater Holding B.V. The general meeting of the shareholders of Bluewater Holding B.V. determines the size of the management board, appoints and dismisses the members of the management board and determines their compensation and benefits. Bluewater Holding B.V.'s management board currently consists of one managing director, Mr. Hugo Heerema, who is authorized to represent the company. Mr. Heerema was elected to the management board on March 10, 2000 by a vote of the sole shareholder of Bluewater Holding B.V. for an indefinite term.

Hugo Heerema

        Mr. Heerema, 50, is the sole managing director of Bluewater Holding B.V. and the founder of Aurelia Energy N.V. Mr. Heerema founded Aurelia Energy N.V. in September 1993 in connection with his acquisition of the "Bluewater" group of companies. Prior to this acquisition, Mr. Heerema was employed by the Heerema Group, where he served as a commercial director. Mr. Heerema holds an MBA from the University of Delft and has 23 years of experience in the offshore industry. Mr. Heerema has acted as the managing director of Aurelia Energy N.V.'s various Dutch subsidiaries since 1993. He has also held several advisory positions and non-executive directorships in affiliated companies. At the time of his appointment to the management board of Bluewater Holding B.V., Mr. Heerema was the beneficial owner of 100.0% of Aurelia Energy N.V.'s outstanding share capital. While he has since transferred this shareholding to the Jacaranda Trust, the trustees of the Jacaranda Trust are prohibited from exercising their power in a manner that would result in Mr. Heerema being dismissed or replaced as Bluewater Holding B.V.'s sole managing director without his prior written consent. See "Item 7: Major Shareholder and Related Party Transactions—(A) Major Shareholder".

Bluewater Energy Services B.V.

        The executive officers of Bluewater Energy Services B.V. are responsible for implementing the policies established by the management board of Bluewater Holding B.V. Under general powers of attorney, each executive officer having the title "Vice President" may individually bind Bluewater Energy Services B.V. for legal acts up to an amount of €100,000. Two executive officers acting together may bind Bluewater Energy Services B.V. for legal acts up to an amount of €500,000. The executives officers serve in their positions pursuant to employment agreements entered into with Bluewater Energy Services B.V. and may be appointed and dismissed in accordance with applicable employment law.

        The following table presents certain information concerning the current executives of Bluewater Energy Services B.V.

Name	Current Office	Date of Appointment
Michel Bonte	Vice President, Business Development	May 14, 1996
Jaap de Baan	Vice President, Technology and Development	September 1, 1993
Jesse van de Korput	Vice President, Single Point Mooring Systems	November 1, 1998
Kees Voormolen	Vice President, Finance and Administration	July 1, 2000
Ruud Zoon	Vice President, Floating Productions	December 1, 1999

Michel Bonte

        Mr. Bonte, 53, serves as Vice President of Business Development. Mr. Bonte held management positions with the Heerema Group, Seaway Heavy Lifting and the Glenmore Group prior to joining our company in 1996. He holds a civil engineering degree from Weg en Waterbouw in Rotterdam and an MBA from the Instituut voor Bedrijfsopleidingen in Zeist. He has 29 years of experience in the offshore sector.

Jaap de Baan

        Mr. de Baan, 55, serves as Vice President of Technology and Development. Mr. de Baan joined our company in 1978 and has 30 years of experience in managing and supervising of design and engineering of FPSOs and SPM systems. He holds a mechanical engineering degree from Rotterdam Technical College.

Jesse van de Korput

        Mr. van de Korput, 45, serves as Vice President of Single Point Mooring Systems. He held management positions with Elf Petroland and Fluor Daniel prior to joining our company. Mr. van de Korput holds an engineering degree and a masters degree in management from the Vrije Universiteit of Brussels and Boston. He has 12 years of experience in the offshore industry.

Kees Voormolen

        Mr. Voormolen, 40, serves as Vice President of Finance and Corporate Services. He held positions with Royal Boskalis Westminster, Western Atlas Inc. and KLM Royal Dutch Airlines prior to joining our company in 1999. Mr. Voormolen holds a masters degree in business economics from the Erasmus University of Rotterdam and has seven years of experience in the offshore industry. Mr. Voormolen also has approximately 16 years of experience with structured financing, project financing and mergers and acquisitions.

Ruud Zoon

        Mr. Zoon, 42, serves as Vice President of Floating Productions. Mr. Zoon has held positions with Mobil Oil Corporation in the Netherlands, the United Kingdom and the United States. Mr. Zoon holds a masters degree in petroleum engineering from the Technical University of Delft and has approximately 21 years of experience in the offshore oil industry.

(B)  Compensation

        The aggregate compensation of our various managing directors and executive officers as a group was U.S.$838,000 in 2002. In 2002, we set aside or accrued U.S.$136,000 to provide pension, retirement or similar benefits.

(C)  Board Practices

        None of our managing directors or directors is a party to a contract providing for benefits upon termination of employment. We have not established an audit or remuneration committee.

(D)  Employees

        We maintain a core staff of employees that may be allocated between our FPSO and SPM businesses depending on market conditions and business needs. In addition to the permanent members of our staff that have technical qualifications, we employ highly skilled auxiliary workers on a contractual basis according to our specific needs and outsource the more generic, labor intensive tasks relating to the development of FPSOs and SPM systems to subcontractors. We believe that this approach to staffing provides us with substantial flexibility that enables us to maintain our core engineering capabilities while allowing us to scale our operations and manage our cost base in response to changes in market conditions and business needs.

        The following table presents the average number of workers that we employed on a permanent and on an auxiliary basis during the periods indicated.

	Year ended December 31,
	2000	2001	2002
Permanent employees	256	284	374
Auxiliary employees	40	71	127

Total employees	296	355	501

        We have never experienced a material work stoppage by members of our staff and consider our relations with our employees to be good, although in certain instances we have been negatively affected by labor disputes at the facilities of certain subcontractors to whom we have contracted work. A small number of our employees are members of unions; however, we are not subject to any collective bargaining agreements. We do not currently have a works council in the Netherlands or elsewhere. However, we would form such a council if requested.

(E)  Share Ownership

        Mr. Heerema (with certain members of his immediate family) is a beneficiary of the Jacaranda Trust, which beneficially owns 100.0% of our outstanding common B shares and 100.0% of our outstanding preference A shares. See "Item 7: Major Shareholder and Related Party Transactions—(A) Major Shareholder". We currently do not have any outstanding options entitling the holders thereof to acquire our common B shares or our preference A shares, nor have we entered into any arrangements for providing for the issuance of those shares to our employees, executive officers or managing directors through the granting of options or otherwise.

ITEM 7:    MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

(A)  Major Shareholder

        Aurelia Holding N.V. is the registered shareholder of 136,000 of our common B shares and 34,000 of our preference A shares, representing 100.0% of our outstanding voting shares. On January 28, 2003, Mr. Hugo Heerema, as the holder of 100.0% of the issued and outstanding share capital of Aurelia Holding N.V., voted in an extraordinary general meeting of shareholders of Aurelia Holding N.V. to dissolve and liquidate the company. The resolution is irrevocable and binding on all subsequent shareholders. Due to the foregoing, it is expected that, upon the expiration of a statutorily imposed winding-up period, the dissolution and liquidation of Aurelia Holding N.V. will be completed and the shareholder or shareholders of Aurelia Holding N.V. immediately prior to the completion of the dissolution and liquidation will become the direct owner or owners of 100.0% of our outstanding common B shares and 100.0% of our preference A shares.

        On January 29, 2003, Mr. Heerema transferred by gift, and for no consideration, his shareholdings in Aurelia Holding N.V. to Bailhache Labesse Trustees Limited and Mr. Graham Boxall, as trustees of the Jacaranda Trust. The Jacaranda Trust is an irrevocable discretionary trust constituted under the laws of Jersey. Mr. Heerema and certain members of his immediate family are the current beneficiaries of the Jacaranda Trust. In connection with this transfer, the Jacaranda Trust became the beneficial owner of 136,000 of our common B shares and 34,000 of our preference A shares, representing 100.0% of our outstanding voting shares. It is expected that, upon completion of the dissolution and liquidation of Aurelia Holding N.V., Bailhache Labesse Trustees Limited and Mr. Graham Boxall, as trustees of the Jacaranda Trust, will become the direct owner of these shares. While the transfer of Mr. Heerema's shareholdings in Aurelia Holding N.V. resulted in a change of control for the purposes of the U.S. securities laws, it did not result in a "Change of Control" under the indenture for our 10 1/4% Senior Notes due 2012.

        The documentation relating to the transfer of Mr. Heerema's shareholdings in Aurelia Holding N.V. and the settlement of the Jacaranda Trust includes certain provisions affecting the potential for a future change of control for the purposes of the U.S. securities laws and the election of managing directors that are generally responsible for setting policies and managing the general affairs and business of our operating subsidiaries. In particular, the documentation providing for the transfer to the Jacaranda Trust of Mr. Heerema's shareholdings in Aurelia Holding N.V. will be revoked and annulled, and ownership of Aurelia Holding N.V., or, after the liquidation of Aurelia Holding N.V., ownership of us, will revert back to Mr. Heerema if his death occurs within certain periods of time and is subject to certain Belgian or Dutch tax consequences. In addition, while the documentation relating to the settlement of the Jacaranda Trust generally provides its trustees with discretion in determining the manner in which our outstanding shares may be voted, it prohibits them from exercising their powers in a manner that would result in Mr. Heerema being dismissed or replaced as the sole member of the management board of Bluewater Holding B.V. without his prior written consent. The management board of Bluewater Holding B.V. is generally responsible for setting the policies of our operating companies.

(B)  Related Party Transactions

Acquisitions of the Haewene Brim, the Munin and their Related Operating Companies

        In January 2002, we acquired the Haewene Brim, the Munin and their related operating companies from unconsolidated affiliates owned by our sole beneficial shareholder. These acquisitions were structured as share purchases pursuant to which we acquired:

  •
  all of the share capital of Bluewater (Haewene Brim) N.V., Pierce Production Company Limited and Bluewater (Munin) N.V. from Aurelia Holding N.V.; and

  •
  all of the share capital of Lufeng Development Company from Aurelia Holding N.V. and Marenco Investments Limited.

        The purchase price of these acquisitions was U.S.$285.9 million, which included the assumption of certain indebtedness. We financed these acquisitions and refinanced the indebtedness incurred in connection therewith with funds drawn under our credit facility and used additional funds drawn under our credit facility to concurrently refinance a former credit facility. In February 2002, we used a portion of the net proceeds from the initial issuance of our 10 1/4% Senior Notes due 2012 to repay approximately U.S.$248.5 million of the then outstanding indebtedness under our credit facility.

Marenco Loans

        We currently have indebtedness outstanding under a subordinated loan from Marenco Investments Limited, an unconsolidated affiliate that is owned by our sole beneficial shareholder. Interest on the loan is fixed at a rate of 7.0% per annum; however, cash payments may only be paid in certain instances. The largest amount of indebtedness outstanding under this loan during the last three years was U.S.$125.8 million. This is the amount of indebtedness that was outstanding as of December 31, 2002. Marenco Investments Limited loaned these funds to us in a series of transactions to enable us to finance the construction and modification of FPSOs. In 2002, we accrued approximately U.S.$8.2 million of interest on the loan.

        During 2002, we also had indebtedness outstanding under an unsubordinated loan from Marenco Investments Limited, which we accounted for as a "short-term loan from related party". However, this indebtedness, which bore interest at a rate of 7.0% per annum, was repaid in full prior to the end of the year and, accordingly, is not reflected on our balance sheet as of December 31, 2002. The total amount of payments made under this loan during 2002 was U.S.$3.6 million. Marenco Investments Limited loaned these funds to us in a series of transactions to enable us to finance the construction and modification of FPSOs.

ITEM 8:    FINANCIAL INFORMATION

(A)  Consolidated Statements and Other Financial information

Financial Statements

        Please refer to Item 18.

Legal and Arbitration Proceedings

        From time to time, we are involved in litigation arising in the ordinary course of our business. We are not currently involved in, and have not recently been involved in, any legal or arbitration proceedings that we believe may have, or in the recent past have had, a significant effect on our financial condition or results of operations. We are currently not engaged in any legal or arbitration proceeding in which any of our managing directors, directors, executive officers or affiliates is an adverse party or has an interest that is materially adverse to us.

Dividends and Dividend Policy

        Under our articles of incorporation, we may pay dividends from our net profit at the discretion of a general meeting of shareholders. Any declared dividends are paid first to preference A shareholders to the extent of their preference. The remaining dividends are paid to common B shareholders in proportion to the amount of common B shares held by them. Unless the entire preferred dividend is declared on our preference A shares over the fiscal year, a resolution to reserve profits may be adopted only during a general meeting of shareholders, during which all preference A shares must vote in favor of such a resolution. Our management board is authorized at any time to pay out interim dividends in prepayment of expected dividends. No dividend may be paid if any loss has been sustained during the year that cannot be covered by reserves or compensated in any other way. Notwithstanding the foregoing, our ability to pay dividends in respect of our preference A shares and our common B shares is limited by the terms and conditions of certain of our financing arrangements, including the indenture relating to our outstanding 10 1/4% Senior Notes due 2012 and our credit facility. Our dividend policy has historically been to add our net income to retained earnings rather than to pay it out in the form of dividends. While we currently intend to adhere to this policy, there can be no assurance that we will continue to do so.

(B)  Significant Changes

        There have not been any significant changes to our business or financial condition since December 31, 2002.

ITEM 9:    THE OFFER AND LISTING

(A)  Offer and Listing Details

        We are a privately held company that is owned by a single beneficial shareholder and, accordingly, there is no established or liquid trading market for our preference A shares or our common B shares.

(B)  Plan of Distribution

        Not applicable.

(C)  Markets

        Neither our outstanding preference A shares nor our outstanding common B shares are listed on a stock exchange or otherwise quoted. Our outstanding 10 1/4% Senior Notes due 2012 are listed on the Luxembourg Stock Exchange and trade under the symbol "BLUWAT".

(D)  Selling Shareholders

        Not applicable.

(E)  Dilution

        Not applicable.

(F)  Expenses of the Issuer

        Not applicable.

ITEM 10:    ADDITIONAL INFORMATION

(A)  Share Capital

        Not applicable.

(B)  Articles of Incorporation

Organization, Registration and Objectives

        We are a limited liability company established under the laws of the Netherlands Antilles with our corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 65489. Our articles of incorporation govern our operations. We have no by-laws. Our objectives state that we are a holding company and participate in other corporations and enterprises. These objectives include:

  •
  investing in and alienating shares, bonds, funds and other securities;

  •
  borrowing money, issuing indebtedness, lending money and granting suretyships for our obligations and obligations of third parties;

  •
  investing in, administering and developing real property;

  •
  trading, importing and exporting raw materials, minerals, organic materials, semi-finished products and finished products; and

  •
  acquiring income from the disposal or licensing of copyrights, patents, designs, secret processes or formulae, trademarks and similar interests and from royalties relating to the use of industrial, commercial or scientific equipment, the exploitation of mines, the rental of motion pictures and the rendering of technical assistance.

Summary of Provisions Relating to our Management Board and Managing Directors

        We are managed by a management board comprised of one or more managing directors, who are appointed by an absolute majority of shareholders during a general meeting of shareholders and who can at any time be suspended or removed by the shareholders at an annual or special meeting. There are no age limits on acting as a managing director. The activities of the management board are governed by our articles of incorporation.

        We are represented by one managing director in all matters, including court matters, against third parties. In the case of a conflict of interest between ourselves and one or more managing directors, we shall be represented by another managing director, or in the absence of another managing director, a person designated by the general meeting of shareholders. The general meeting of shareholders has the right at all times to designate a person to represent us in the event of a conflict of interest. In the event of an impediment or default by one or more of the managing directors, the remaining managing directors have all management powers vested in them. In the case of an impediment or default by all managing directors, we shall be managed temporarily by a person designated by a general meeting of the shareholders. Such a designated person is authorized only to act in matters that cannot be delayed and has an obligation to immediately convene a general meeting to provide for a definite management board.

        Our management board is authorized, without instructions from a general meeting of shareholders, to represent and bind us when negotiating and entering into agreements, including, without limitation, entering into and executing and delivering such agreements, documents and instruments as shall be necessary or appropriate and consistent with our corporate objectives. Our articles of incorporation do not contain any restrictions applicable to the managing directors in this respect.

Description of Share Capital: Rights, Restrictions and Preferences

        Our authorized share capital is U.S.$170,000,000, divided into 34,000 preference A shares and 136,000 common B shares, each with a par value U.S.$1,000 per share. Each share is entitled to one vote on all matters duly presented to a general meeting of shareholders for adoption. Cumulative voting is not permitted. Shares are issued by the management board and new shares may be issued from time to time by the management board, provided that the price of any newly issued shares may not be below par. New shares shall be issued to existing shareholders, in proportion to the shares held by them at the time. We may acquire fully-paid up shares for our own capital, provided that at least 20% of our authorized share capital remains issued and outstanding with other shareholders after any acquisitions. We may not vote or make a claim on any shares held by us and any shares held by us may not participate in any profit or liquidation balance. Neither our articles of incorporation nor Netherlands Antilles law provides for any right of the shareholders to have their shares redeemed.

        Our net profit according to our duly adopted income statement may be reserved or paid out as a dividend, at the discretion of a general meeting of shareholders. Insofar as the profit permits, any declared dividends will be paid to preference A shareholders first to the extent for which those preference A shares have preference, over the amount paid up on the preference A shares. The remaining profit declared for dividends will be paid to common B shareholders in proportion to the amount of common B shares held by them. Unless the entire preferred dividend has been declared on the preference A shares over the fiscal year, a resolution to reserve profits can only be adopted by a general meeting of shareholders if for all issued preference A shares votes have been cast in favor of such resolutions. The management board is authorized at any time to pay out interim dividends in prepayment on the dividends expected. No dividends may be paid according to our profit and loss account if any loss has been sustained during the year that cannot be covered by the reserves or compensated for in any other way.

        Under our articles of incorporation, resolutions for our dissolution may only be passed at a general meeting of shareholders at which at least two-thirds of the issued capital is represented and three-fourths of those present vote for dissolution. Under Netherlands Antilles law, our shareholders are entitled to all of our assets upon liquidation and dissolution after all creditors have been paid. Any remaining profits will be paid to preference A shareholders first, equal to the percentage to which the preference A shareholders have preference over the amount paid up on the preference A shares. If there are no common B shares outstanding after a dissolution is declared, all profits will be paid to the preference A shareholders. If there are common B shareholders, the balance of the profits will be paid to common B shareholders in proportion to their percentage of common B shares held. No profits will be paid out upon dissolution if a loss has been sustained during the year that cannot be covered by the reserves or compensated for in some other way. If a dissolution is effected, the liquidation will be effected under such provisions as the shareholders decide at the general meeting.

Modifications of Shareholders' Rights

        The rights of our shareholders against us are determined by Netherlands Antilles law and our articles of incorporation. The manner in which these rights may be exercised may be further stipulated in an agreement between ourselves and our shareholders. Resolutions to amend our articles of incorporation may only be passed by means of a vote of three-fourths of the votes cast in a general meeting of shareholders at which at least two-thirds of the issued capital is represented.

Shareholders' Meetings

        The annual general meeting of shareholders shall be held in Curaçao, the Netherlands Antilles within nine months after the end of our financial year. During this annual meeting, a report regarding our course of business and conduct of affairs during the past financial year is given by the management board and a balance-sheet and profit and loss account must be adopted.

        Each managing director and any shareholder jointly representing at least 10.0% of our issued share capital may call a meeting. All meetings must be convened by an advertisement in a widely read newspaper in Curaçao, the Netherlands Antilles at least five days prior to the meeting. The advertisement must contain the agenda for the meeting or state the agenda has been deposited at our office for the shareholders' inspection. If the meeting is being convened to deal with proposed amendments to our articles of incorporation, the advertisement must include a statement to that effect. Even if the above provisions are not abided by, resolutions will nevertheless be valid if they are adopted by unanimous vote at a meeting in which our entire share capital is represented.

        Holders of shares in bearer form must identify themselves to our satisfaction in order to participate in a meeting. Share certificates, held for the duration of the meeting, will be sufficient identification. Shareholders may be represented by proxies at the annual meeting. All resolutions at an annual or special general meeting will be adopted by absolute majority, except those pertaining to amendments to our articles of incorporation.

Limitations on Rights to Hold Shares, Changes of Control and Changes in Capital

        There are no limitations on holding our shares under Netherlands Antilles law, and our articles of incorporation do not contain any provisions that would delay, defer or prevent a change in control. Our articles of incorporation also do not contain any provisions regarding changes in capital that are more stringent than required by law, except that a resolution to increase the authorized share capital pursuant to an amendment of the articles of incorporation may be passed only by a vote of three-fourths of the votes cast at the general meeting of shareholders at which at least two-thirds of the issued share capital is represented.

Disclosure of Share Ownership

        Our articles of incorporation do not require disclosure of any shareholding, irrespective of the level of shareholding.

(C)  Material Contracts

Service Agreements

        We are a party to five service agreements providing for the operation of our FPSOs on offshore oil fields. These service agreements consist of the documents included as Exhibits 4.1 to 4.14 of this annual report. The principal terms and conditions of these agreements are described under "Item 4: Information on the Company—(B) Business Overview—FPSO Business—FPSO Fleet and FPSO Hulls".

Credit Facility

        We are a party to a revolving credit facility agreement, dated January 15, 2002, among Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater Offshore Production Systems Ltd., Bluewater (Haewene Brim) N.V., Bluewater (Munin) N.V., Ranberger Holding N.V., Luludia Asset Finance B.V. and Refugio B.V., as borrowers, Barclays Bank PLC, Fortis Bank (Nederland) N.V. and ING Bank N.V., as arrangers, and ING Bank N.V., as facility agent, Barclays Bank PLC, as technical bank and facility security trustee, and certain financial institutions, as lenders. Obligations under the credit facility are guaranteed by Aurelia Energy N.V. and its subsidiaries other than the borrowers, Bluewater Finance Limited and Brightfield Corporation (a subsidiary in liquidation with no material assets, liabilities or operation) pursuant to a facility guarantee, dated January 28, 2002.

Structure

        The credit facility provides for loans of up to U.S.$600.0 million and consists of a reducing revolving credit facility. Subject to certain conditions the facility can be used to finance the construction of new FPSOs and for general corporate purposes. The structure of the facility includes a borrowing base, calculated according to the present value of cash flows we will or may earn under our FPSO service agreements and a certain amount of residual asset value. The facility can be drawn at any time up to the lower of the limit and the borrowing base amount at that time. The borrowing base amount consists of the sum of three tranches. Tranche 1 consists of 100.0% of the net present value of the contracted facility fee income under our FPSO service agreements during the minimum contract periods. Tranche 2 consists of 65.0% of the net present value of the contracted facility fee income during expected contract extensions. Tranche 3 consists of 50.0% of the net present value of the market value of the FPSOs at the end of the expected contract term, up to a maximum amount of U.S.$20.0 million per vessel and U.S.$100.0 million in total. A new borrowing base is recalculated every six months subject to majority bank approval or, if such approval is not obtained, subject to an independent expert. During the six-month period, the borrowing base may be redetermined following certain events, including the termination of our service agreements, the total loss of an FPSO or a change in the deployment period of an FPSO as confirmed by the oil company.

Interest Rates and Fees

        Advances under the credit facility bear interest at a rate per annum equal to LIBOR plus a margin of 1.300% for the first five years of the credit facility and 1.500% for the remainder of the life of the credit facility. There is a margin adjustment mechanism under which the applicable margin is increased by up to 0.200% during each such five-year period if the amount of credit that is drawn exceeds certain percentages of the borrowing base. Pursuant to the margin adjustment mechanism, the applicable margin is also reduced if our rating by Standard & Poor's reaches a certain level. Commitment commissions are 50.0% of the applicable margin.

Guarantees and Security

        The borrowers' obligations under the credit facility are guaranteed by Aurelia Energy N.V. and each of its direct and indirect subsidiaries other than the borrowers, Bluewater Finance Limited and a subsidiary in liquidation (with no material assets, liabilities or operations). Together, the borrowers and the guarantors have granted security interests over substantially all of their assets, including mortgages over all FPSOs, fixed charges over certain of their properties, debts, bank accounts, insurance proceeds and specified agreements. In addition, the shares of each FPSO-owning company have been pledged in favor of the facility security trustee for the lenders under the credit facility, and the operating income relating to our FPSO service agreements has been pledged to the lenders to secure the credit facility.

Covenants

        The credit facility contains certain customary negative covenants that restrict the borrowers (subject to certain agreed exceptions) from, among other things, changing their jurisdiction of organization, engaging in certain mergers or consolidations, incurring additional debt, creating security interests on their assets and disposing of assets other than in the ordinary course. The facility further requires us to observe certain customary covenants, including, but not limited to, covenants relating to the provision of information, maintenance of government approvals and licenses, ranking of the advances, compliance with law, maintenance of corporate existence and line of business.

        Additional covenants provide that we must do the following:

  •
  ensure that our tangible net worth (including the subordinated Marenco loan) at all times is greater than both U.S.$350.0 million and 25% of total assets;

  •
  ensure that our ratio of earnings before interest, tax, depreciation and amortization over net interest (excluding interest accrued under the subordinated Marenco loan and interest capitalized during construction) is greater than 2.50x;

  •
  ensure that our ratio of earnings before interest, tax, depreciation and amortization over the sum of interest payable (including interest on the 10 1/4% Senior Notes due 2012 and the credit facility) and scheduled debt repayments is, at any time, at least 1.25x for the subsequent six months and at least 1.00x for the subsequent two years; and

  •
  maintain a minimum liquidity of not less than U.S.$15.0 million in freely available cash, other marketable securities or availability under the credit facility.

Maturity and Amortization

        The credit facility has a term of eight years and a facility limit which will reduce over time by U.S.$20.0 million per quarter commencing September 2002 until it reaches zero in December 2009. The facility limit was U.S.$560.0 million as of December 31, 2002.

Prepayments

        Subject to an indemnity for broken funding costs, the borrowers under the credit facility may voluntarily prepay amounts outstanding without penalty or premium, at any time in whole or in part, in minimum amounts of U.S.$5.0 million. In the case of a total loss, the FPSO will be excluded from the borrowing base and we will be required to prepay within 90 days the lesser of the amount by which our outstanding indebtedness at that time exceeds the borrowing base and the amount by which the borrowing base is reduced due to the total loss.

Events of Default

        The credit facility currently contains certain events of default customary for senior bank financings, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments.

10 1/4% Senior Notes due 2012 and Indenture

        We are a party to an indenture, dated as of February 22, 2002, among Bluewater Finance Limited, each of the guarantors party thereto and The Bank of New York, as trustee, pursuant to which we issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012. The 10 1/4% Senior Notes due 2012 were issued by our finance subsidiary, Bluewater Finance Limited, and were guaranteed by each of: Aurelia Energy N.V., Bleo Holm Standby Purchaser N.V., Bluewater (Bleo Holm) N.V., Bluewater Brasil Ltda., Bluewater Energy N.V., Bluewater Energy Services B.V., Bluewater

Equipment Leasing Ltd., Bluewater Floating Production B.V., Bluewater (Floating Production) Ltd., Bluewater (Glas Dowr) N.V., Bluewater (Haewene Brim) N.V., Bluewater Holding B.V., Bluewater International B.V., Bluewater (Malta) Ltd., Bluewater (Munin) N.V., Bluewater (New Hull) N.V., Bluewater (Norway) ANS, Bluewater Offshore Production Systems Ltd., Bluewater Offshore Production Systems Nigeria Ltd., Bluewater Offshore Production Systems N.V., Bluewater Offshore Production Systems (U.S.A.), Inc., Bluewater Operations (UK) Ltd., Bluewater Services (UK) Ltd., Bluewater (UK) Ltd., Bluewater Terminal Systems N.V., Lufeng Development Company ANS and Pierce Production Company Ltd.

Ranking

        The 10 1/4% Senior Notes due 2012 are general unsecured obligations of Bluewater Finance Limited and rank equal in right of payment with all future unsecured and unsubordinated obligations of Bluewater Finance Limited. The guarantees of the 10 1/4% Senior Notes due 2012 are unsecured senior subordinated obligations of the guarantors, are subordinated in right of payment to certain senior indebtedness of the guarantors and are effectively subordinated to existing and future secured obligations the guarantors. The guarantees rank equal in right of payment with all existing and future trade payables and senior subordinated obligations of the guarantors.

Interest

        Interest is payable semi-annually in arrears on February 15 and August 15 of each year. Interest is payable at a rate of 10 1/4% per annum.

Maturity and Redemption

        The 10 1/4% Senior Notes due 2012 mature on February 15, 2012. Other than out of the proceeds of certain public equity offerings prior to February 15, 2005, or for certain tax reasons, the 10 1/4% Senior Notes due 2012 may not be redeemed prior to February 15, 2007. On or after February 15, 2007, the 10 1/4% Senior Notes due 2012 may be redeemed in whole or in part at certain predetermined prices. In addition, each holder of 10 1/4% Senior Notes due 2012 will have the right to have its 10 1/4% Senior Notes due 2012 repurchased at 101% of their principal amount plus accrued and unpaid interest, if any, and any other amounts due upon a "Change of Control" as defined in the indenture.

Covenants

        The indenture contains certain covenants that, among other things, limit our ability to incur additional indebtedness, make certain payments with respect to our share capital, make certain investments, prepay subordinated debt, create certain liens, enter into certain sale and leaseback transactions, enter into certain transactions with affiliates, issue or sell share capital, engage in certain asset sales, consolidate, merge or transfer all or substantially all our assets and enter into other lines of business. These covenants are subject to a number of important limitations and exceptions that are set forth in the indenture.

Events of Default

        The indenture contains certain events of default that are customary for high yield debt securities, the occurrence of which would allow the holders to accelerate the payment of their outstanding 10 1/4% Senior Notes due 2012.

Subordinated Marenco Loan

        We are a party to an amended and restated subordinated loan agreement, dated November 21, 2001, between Aurelia Energy N.V., as borrower, and our affiliate, Marenco Investments Limited, as lender. Under the amended and restated loan agreement, the subordinated Marenco loan bears interest on an annual basis at a rate of 7.0% per annum with effect from January 1, 2000. The subordinated Marenco loan will not mature and may not be repaid, mandatorily redeemed or repurchased prior to the date on which the 10 1/4% Senior Notes due 2012 mature or are fully repaid in cash. No cash interest payments may be made prior to the full repayment of our 10 1/4% Senior Notes due 2012 other than as permitted under the restricted repayment covenant of the indenture. In addition, the agreement prohibits Marenco Investments Limited from taking any enforcement action under the subordinated Marenco loan prior to the satisfaction by payment in cash of all obligations in respect of the 10 1/4% Senior Notes due 2012 or from transferring the subordinated Marenco loan to any person other than Aurelia Energy N.V.

Intercompany Loan

        In connection with the issuance of our outstanding 10 1/4% Senior Notes due 2012, Bluewater Holding B.V., as borrower, entered into an intercompany loan agreement dated February 22, 2002 with Bluewater Finance Limited, as lender, pursuant to which Bluewater Finance loaned Bluewater Holding the U.S.$256.0 million gross proceeds from the sale of the 10 1/4% Senior Notes due 2012. The intercompany loan bears interest at a rate of 10 1/4% per annum. Interest is payable in same day funds two business days prior to each date on which interest is payable on the 10 1/4% Senior Notes due 2012 and is payable to such account or accounts with such person or persons as Bluewater Finance Limited may designate to Bluewater Holding B.V. The maturity date is February 15, 2012. Bluewater Holding B.V.'s obligation under the intercompany loan are subordinated on the same basis and to the same extent as the guarantees.

        All payments under the intercompany loan are made without deductions for or on account of tax. In the event that Bluewater Holding B.V. is required to make any such deduction, it will be required to gross-up each payment to Bluewater Finance Limited to ensure that Bluewater Finance Limited receives and retains a net sum equal to the sum which it would have received had no such deduction or withholding been made or required to be made. Further, all payments under the intercompany loan agreement must be made on a timely basis in order to ensure that Bluewater Finance Limited may satisfy its payment obligations under the indenture and the 10 1/4% Senior Notes due 2012 when due, in each case, taking into account the administrative and timing concerns and limitations on making payments due on the 10 1/4% Senior Notes due 2012.

Tax Lease Arrangements

        We entered into certain tax lease arrangements for the Uisge Gorm, the Glas Dowr and the topsides of the Bleo Holm from 1994 to 1999 and, in April 2003, signed a new tax lease for the topsides of the Haewene Brim, in each case with Hill Samuel Leasing No. 4 Ltd, a UK lessor, that was able under UK tax law to obtain tax depreciation on the capital expenditure incurred by it on acquiring the leased assets. These arrangements are principally comprised of the documents included as Exhibits 4.48 to 4.55 of this annual report. Pursuant to these arrangements, we agreed:

  •
  to sell the Uisge Gorm to the UK lessor under a conditional sale agreement;

  •
  to sell the Glas Dowr to the UK lessor under a conditional sale agreement;

  •
  that the UK lessor become buyer of the Bleo Holm topsides from the manufacturer, the original sales contract being terminated and replaced;

  •
  that the UK lessor become the buyer of the Haewene Brim topsides from Ranberger Holding B.V., a limited liability company owned by a third party foundation, our original lease of the assets from Ranberger Holding B.V. being terminated.

        We continue to own legal title to both the hull and topsides of each of the Uisge Gorm and the Glas Dowr and to the hull of the Bleo Holm and the Haewene Brim. The UK lessor holds legal title to the topsides of the Bleo Holm and the Haewene Brim. In each case, the UK lessor has leased its interest in those asset to us pursuant to lease arrangements that provide us with the right to use, operate, posses and enjoy the leased assets without interference and entitle us to the full economic benefit of the operation of the leased assets.

        These arrangements allow the lessor to claim tax depreciation in respect of its expenditure to acquire the vessel or the equipment, which is passed on to, or shared with, us in the form of reduced rentals. Our rental payment obligations were calculated by reference to a number of tax and financial assumptions made at the time the leases were entered into. Payment arrangements at the inception of the lease transactions were structured, and security has been provided, such that, subject to the adjustments described below, we do not have any current rental payment or termination payment obligations with respect to the Uisge Gorm, the Glas Dowr, the topsides of the Bleo Holm or the topsides of the Haewene Brim. If certain of these assumptions prove to be incorrect, the rental payments under the tax lease arrangements would be adjusted by the lessor to preserve the lessor's agreed after-tax rate of return on its acquisition of the leased assets and, in the case of an increase in such rentals or anticipated termination sums, we would be liable for the excess above the realizable value of the security held by the lessor and the lessor would be entitled to require the provision of additional security. See "Item 5: Operating and Financial Review and Prospects—(A) Operating Results—Critical Accounting Policies and Estimates—Tax Lease Benefits Liability".

        Each tax lease arrangement contains:

  •
  customary covenants by the lessee relating to, among other things, insurance, operation, use, location, maintenance, safety and repair of the leased assets; and

  •
  customary events of default (which extend to certain other members of our group and to each of the other tax leases) relating to, among other things, non-payment or breach of obligations under the tax lease, default and certain other events under the credit facility, defaults under other indebtedness, failure to insure a leased asset or its movement from the approved location, cancellation or expiration of operating arrangements, certain changes in law which increase lessor liability and insolvency.

        In addition to termination as a result of a default, each tax lease arrangement terminates automatically upon termination of the related sub-lease or head lease under which we control the leased assets, upon notice by the lessor not earlier than 12 or 15 years (depending on the tax lease) after the inception of the tax lease or upon notice by the relevant lessee (subject to certain conditions). Upon termination, a termination sum becomes payable and would be calculated in accordance with the methodology set forth in the rental payment schedules in each lease. Upon termination the lessor would, upon payment of a nominal sum, be entitled, in relation to each of the Uisge Gorm and the Glas Dowr, to require that legal title to the vessel be transferred to it (or to its nominee) to facilitate disposal. From any disposal (or loss) proceeds, the lessor would be entitled to retain any amounts due to it from us which remain unpaid together with a small percentage of the disposal proceeds, with the remainder of any such proceeds remitted to us.

Economic Sale Agreement

        Effective January 1, 2000, we entered into an internal restructuring process. In connection with this internal restructuring, the economic interests in most of the assets and liabilities of certain non-Dutch group companies were sold to Bluewater Holding B.V. pursuant to an economic sale agreement, while legal title to those assets and liabilities remained with the selling companies. The companies making such dispositions to Bluewater Holding were: Bluewater (Bleo Holm) N.V., Bluewater Energy N.V., Bluewater Equipment Leasing Ltd., Bluewater (Glas Dowr) N.V., Bluewater (Malta) Ltd., Bluewater

(New Hull) N.V., Bluewater Offshore Production Systems Ltd., Bluewater Offshore Production Systems N.V., Bluewater (Malta) Ltd. and Brightfield Corporation. The valuation of the assets and liabilities transferred was based on a valuation report prepared by an independent investment bank. This sale resulted for income tax purposes only in intercompany profits (estimated at €589.0 million (U.S.$617.1 million)) at the level of our non-Dutch operating companies, and the creation of goodwill and intercompany indebtedness at the level of Bluewater Holding. Depreciation of the goodwill and the accrual of interest expense at the level of Bluewater Holding over time is expected to generate tax losses which may be available to reduce our amount of taxable income in the future. The internal restructuring has been discussed with the Dutch tax authorities, although it remains subject to further review. See "Item 3: Key Information—(D) Risk Factors—Our internal restructuring and our Dutch tax treatment of our group companies remain subject to review" and "Item 5: Operating and Financial Review and Prospects—(A) Operating Results—Critical Accounting Policies and Estimates". Because only the economic interests of the non-Dutch group companies in the covered assets and liabilities have been sold to Bluewater Holding, the internal restructuring has not affected any of our existing contractual arrangements with third parties. The group companies may continue to exercise their rights against, and must continue to perform their obligations and discharge their liabilities in favor of, such third parties.

(D)  Exchange Controls

        There are no legislative or other legal provisions currently in force in the Netherlands Antilles or arising under our articles of incorporation that currently restrict our ability to transfer capital to or from the Netherlands Antilles (because we have obtained the relevant licenses under applicable foreign exchange control ordinances) or that affect the availability of cash or cash equivalents for use by our member companies. There are also no legislative or other legal provisions currently in force in the Netherlands Antilles or arising under our articles of incorporation that affect our ability to remit dividends, interest or other payments to non-resident holders of our securities, except as described under "Item 10: Additional Information—(B) Articles of Incorporation—Description of Share Capital: Rights, Restrictions and Preferences".

(E)  Taxation

Netherlands Antilles Taxation

        The following is a general discussion of certain Netherlands Antilles tax considerations relating to our 10 1/4% Senior Notes due 2012. The discussion is based upon the tax laws of the Netherlands Antilles in force and in effect as of the date of this annual report. The discussion does not consider any investor's particular circumstances and is not intended as tax advice.

Withholding Tax

        All payments under the 10 1/4% Senior Notes due 2012 may be made free of withholding or deduction of, for or on account of any taxes of whatsoever nature imposed, levied, withheld or assessed by the Netherlands Antilles, or any political subdivision or taxing authority thereof or therein.

Taxes on Income and Capital Gains

        An individual holder of 10 1/4% Senior Notes due 2012 will not be subject to Netherlands Antilles taxes on income or capital gains in respect of any payment under the 10 1/4% Senior Notes due 2012 or in respect of any gain realized on the sale, redemption, exchange or conversion of the 10 1/4% Senior Notes due 2012, provided that:

  •
  such holder is neither resident nor deemed resident in the Netherlands Antilles; and

  •
  such holder does not have an enterprise or a profession or an interest in an enterprise or profession that is, in whole or in part, carried on in the Netherlands Antilles by or for the account of such holder, and to which enterprise or profession or part of an enterprise or profession, as the case may be, the 10 1/4% Senior Notes due 2012 are attributable.

        A holder which has not been organized under the laws of the Netherlands Antilles, will not be subject to any Netherlands Antilles taxes on income or capital gains in respect of any payment under the 10 1/4% Senior Notes due 2012 or in respect of any gain realized on the sale, redemption, exchange or conversion of the 10 1/4% Senior Notes due 2012, provided that:

  •
  such holder is neither resident nor deemed to be resident in the Netherlands Antilles; and

  •
  such holder is not engaged in a trade or business in the Netherlands Antilles through a permanent establishment or representative.

Gift, Estate or Inheritance Taxes

        No gift, estate or inheritance taxes will arise in the Netherlands Antilles with respect to an acquisition of 10 1/4% Senior Notes due 2012 by way of gift by, or on the death of, a holder who is neither resident nor deemed to be resident in the Netherlands Antilles. A holder will not be deemed to be resident in the Netherlands Antilles by reason only of the holding of 10 1/4% Senior Notes due 2012.

Sales Tax

        No sales tax ("omzetbelasting"), expenditure tax ("algemene bestedingsbelasting"), turnover tax ("belasting op bedrijfsomzetten") or similar tax will arise on the invoicing or payment of principal, premium and interest on the 10 1/4% Senior Notes due 2012.

Other Taxes and Duties

        No Netherlands Antilles registration tax, custom duty, transfer tax, stamp duty or any similar documentary tax or duty, other than court fees, will be payable in the Netherlands Antilles in respect of or in connection with the execution, delivery and/or enforcement by legal proceedings of the 10 1/4% Senior Notes due 2012 or the Guarantees or the performance by the Issuer of its obligations thereunder, provided these actions take place outside the Netherlands Antilles, with the exception of stamp duty which is payable in case of registration in the Netherlands Antilles of the 10 1/4% Senior Notes due 2012 and/or Guarantees or if such documents are brought into the courts of the Netherlands Antilles.

        A holder will not incur or become liable for any registration tax, custom duty, transfer tax, stamp duty or any other similar documentary tax or duty by reason only of the acquisition, ownership or disposal of the 10 1/4% Senior Notes due 2012.

U.S. Federal Income Taxation

        The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of 10 1/4% Senior Notes due 2012 by a U.S. Holder (as defined below). This summary deals only with initial purchasers of 10 1/4% Senior Notes due 2012 at the issue price that are U.S. Holders and that will hold the 10 1/4% Senior Notes due 2012 as capital assets. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of 10 1/4% Senior Notes due 2012 by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to investors that own (directly or indirectly) 10% or more of the voting stock of Bluewater Finance, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the 10 1/4% Senior Notes due 2012 as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar).

        As used herein, the term "U.S. Holder" means a beneficial owner of 10 1/4% Senior Notes due 2012 that is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation, partnership, or other entity, created or organized under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

        The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

        THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE 10 1/4% SENIOR NOTES DUE 2012, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Payments of Interest

        Interest on a note will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes. Interest paid by Bluewater Finance on the 10 1/4% Senior Notes due 2012 constitutes income from sources outside the United States.

        Pre-Issuance Accrued Interest.    The U.S. Holder may elect to exclude pre-issuance accrued interest from the issue price of the 10 1/4% Senior Notes due 2012. In that event, a portion of the first interest payment will be treated as a nontaxable return of the pre-issuance accrued interest. Otherwise, the full amount of this first interest payment will be taxable, and the pre-issuance accrued interest will be included in the issue price and taken into account in determining the U.S. Holder's purchase premium. See "—Notes Purchased at a Premium".

        10 1/4% Senior Notes due 2012 Purchased at a Premium.    A U.S. Holder that purchases 10 1/4% Senior Notes due 2012 for an amount in excess of their stated redemption price at maturity may elect to treat the excess as "amortizable bond premium", in which case the amount required to be included in the U.S. Holder's income each year with respect to interest on the 10 1/4% Senior Notes due 2012 will be reduced by the amount of amortizable bond premium allocable (based on the 10 1/4% Senior Notes due 2012's yield to maturity) to that year. Any election to amortize bond premium applies to all bonds (other than bonds the interest on which is excludible from gross income for U.S. federal income tax purposes) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and is irrevocable without the consent of the IRS.

Purchase, Sale and Retirement of the 10 1/4% Senior Notes due 2012

        A U.S. Holder's tax basis in a note will generally be its U.S. dollar cost. A U.S. Holder will generally recognize gain or loss on the sale or retirement of a note equal to the difference between the amount realized on the sale or retirement and the tax basis of the note. Except to the extent attributable to accrued but unpaid interest, gain or loss recognized by a U.S. Holder on the sale or retirement of a note will be capital gain or loss and will be long-term capital gain or loss if the note was held by the U.S. Holder for more than one year. Gain or loss realized by a U.S. Holder on the sale or retirement of a note generally will be a U.S. source.

Early Redemption

        In the event of a change of control, the holders of 10 1/4% Senior Notes due 2012 will have the right to require Bluewater Finance to purchase their 10 1/4% Senior Notes due 2012 at 101% of their principal amount plus accrued and unpaid interest. Treasury regulations provide that the right of holders of the 10 1/4% Senior Notes due 2012 to require redemption of the 10 1/4% Senior Notes due 2012 upon the occurrence of a change of control will not affect the yield or maturity date of the 10 1/4% Senior Notes due 2012 if, based on all the facts and circumstances as of the issue date, it is significantly more likely than not that a change of control giving rise to the redemption right will not occur. Bluewater Finance does not intend to treat this redemption provision of the 10 1/4% Senior Notes due 2012 as affecting the computation of the yield or maturity date of the 10 1/4% Senior Notes due 2012.

Backup Withholding and Information Reporting

        Payments of principal, and interest on, and the proceeds of sale or other disposition of 10 1/4% Senior Notes due 2012, by a U.S. paying agent or other U.S. intermediary will be reported to the U.S. Internal Revenue Service and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

(F)  Dividends and Paying Agents

        Not applicable.

(G)  Statement by Experts

        Not applicable.

(H)  Documents on Display

        We file reports, including annual reports on Form 20-F and current reports on Form 6-K, with the Commission. As a foreign private issuer, we are not subject to the proxy rules under Section 14 or the short-swing insider profit disclosure rules under Section 16 of the U.S. Securities Exchange Act of 1934. You may obtain copies of the reports that we file with the Securities and Exchange Commission and other information by sending a written request to Bluewater Finance Limited, c/o Bluewater Holding B.V., Marstraat 33, 2132 HR Hoofddorp, the Netherlands, Attn: Vice President, Finance & Administration, Telephone: (31) 23 568 2800. You may also inspect and copy these reports at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and may obtain copies of these materials at prescribed rates by calling the Securities and Exchange Commission at (1) 800 SEC 0330. Some of our filings may also be viewed on the Commission's website at

www.sec.gov. All information referred to above will, for so long as our 10 1/4% Senior Notes due 2012 are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, also be available, without charge, at the specified office of our paying agent in Luxembourg during usual business hours on any weekday that is not a public holiday. The Bank of New York (Luxembourg) S.A. currently acts as our paying agent in Luxembourg and maintains offices at Aerogolf Centre, 1A, Hoehenhof, L-1736, Senningerberg, Luxembourg.

(I)  Subsidiary Information

        The following is a description of the subsidiaries of Aurelia Energy N.V.:

  •
  Bleo Holm Standby Purchaser N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 79593. Established on August 12, 1998, it is a dormant company and is not engaged in any activities.

  •
  Bluewater (Bleo Holm) N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 63982. Established on July 6, 1993, it owns title to the Bleo Holm.

  •
  Bluewater Brasil Ltda. is a company with limited liability incorporated under the laws of Brazil with its corporate seat in Rio de Janeiro, Brazil and with company number 04280695/0001-63. Established on February 9, 2001, it is used as a company for contracts to be entered into in Brazil.

  •
  Bluewater Energy N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 63983. Established on July 6, 1993, it is a holding company that is engaged in the investment in companies engaged in the field of the supply of services and products to the offshore oil industry.

  •
  Bluewater Energy Services B.V. is a private company with limited liability incorporated under the laws of the Netherlands with its corporate seat in Haarlemmermeer, the Netherlands and registered with the chamber of commerce and industry for Amsterdam with number 34088044. Established on October 24, 1985, it, along with Bluewater Holding B.V., is primarily engaged in setting our policies and conducting our day to day business affairs to the extent such activities are not performed by other group companies.

  •
  Bluewater Equipment Leasing Ltd. is a limited liability company incorporated under the laws of Malta with its corporate seat in Valletta, Malta and with company number OS/1894/T. Established on November 14, 1994, it is a dormant company and is not engaged in any activities.

  •
  Bluewater Finance Limited is an exempted company incorporated with limited liability under the laws of the Cayman Islands with its corporate seat in George Town, Grand Cayman, Cayman Islands with company number 110746. Established on June 8, 2001, it is the issuer of our 10 1/4% Senior Notes due 2012.

  •
  Bluewater Floating Production B.V. is a private company with limited liability incorporated under the laws of the Netherlands with its corporate seat in Hoofddorp, the Netherlands and registered with the chamber of commerce and industry for Amsterdam with number 34130591. Established on March 10, 2000, it is a holding company that is engaged in the investment in companies engaged in the field of the supply of services and products to the offshore oil industry.

  •
  Bluewater (Floating Production) Ltd. is a company with limited liability incorporated under the laws of England and Wales with its corporate seat in London, England and with company number 3291793. Established on December 13, 1996, it is primarily engaged in operating activities related to the Bleo Holm.

  •
  Bluewater (Glas Dowr) N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 73347. Established on May 15, 1996, it owns title to the Glas Dowr.

  •
  Bluewater (Haewene Brim) N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 88020 and the Chamber of Commerce and Industry for Amsterdam with number 34183661. Established on August 28, 2001, it owns title to the hull of the Haewene Brim.

  •
  Bluewater Holding B.V. is a private company with limited liability incorporated under the laws of the Netherlands with its corporate seat in Hoofddorp, the Netherlands and registered with the chamber of commerce and industry for Amsterdam with number 34130587. Established on March 10, 2000, it is the holding company of a group of companies engaged in the design, engineering, project management, supply, installation and operation of FPSOs and SPM systems. It, along with Bluewater Energy Services B.V., is engaged in setting our policies and conducting our day to day business affairs to the extent such activities are not performed by other group companies.

  •
  Bluewater International B.V. is a private company with limited liability incorporated under the laws of the Netherlands with its corporate seat in Hoofddorp, the Netherlands and registered with the chamber of commerce and industry for Amsterdam with number 34130590. Established on March 10, 2000, it is primarily engaged in holding activities concerning overseas companies that are primarily engaged in business development and the operation of FPSOs.

  •
  Bluewater (Malta) Ltd. is a limited liability company incorporated under the laws of Malta with its corporate seat in Valletta, Malta and with company number C21528. Established on June 12, 1997, it is primarily engaged in intermediate activities concerning our tax lease structures.

  •
  Bluewater (Munin) N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 87273 and the Chamber of Commerce and Industry for Amsterdam with number 34183674. Established on April 25, 2001, it owns title to the Munin.

  •
  Bluewater (New Hull) N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 78013. Established on January 13, 1998, it owns title to the Aoka Mizu and the Paradise.

  •
  Bluewater (Norway) ANS is a limited partnership organized under the laws of Norway with its statutory seat in Oslo, Norway and registered with the trade register with number 984 109 598. Established on December 21, 2001, it is primarily engaged in activities supporting the operation of the Munin.

  •
  Bluewater Offshore Production Systems Ltd. is a limited liability company incorporated under the laws of Malta with its corporate seat in Valletta, Malta and with company number OS/1408/T. Established on November 30, 1993, it is a holding company that is engaged in the investment in companies engaged in the field of the supply of services and products to the offshore oil industry.

  •
  Bluewater Offshore Production Systems Nigeria Ltd. is a company with limited liability incorporated under the laws of Nigeria with its corporate seat in Lagos, Nigeria and with company number RC 366224. Established on October 6, 1999, it is a special purpose company for contracts to be entered into in Nigeria.

  •
  Bluewater Offshore Production Systems N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 63981. Established on July 6, 1993, it owns title to the Uisge Gorm.

  •
  Bluewater Offshore Production Systems (U.S.A.), Inc., is a company with limited liability incorporated under the laws of Delaware with its corporate seat in Delaware, United States. Established on February 20, 2001, it is primarily engaged in business development and providing feasibility studies and project research to third parties.

  •
  Bluewater Operations (UK) Ltd. is a company with limited liability incorporated under the laws of England and Wales with its corporate seat in London, England and with company number 2982172. Established on October 18, 1994, it is primarily engaged in operating activities related to the Uisge Gorm.

  •
  Bluewater Services (UK) Ltd. is a company with limited liability incorporated under the laws of England and Wales with its corporate seat in London, England and with company number 3253206. Established on September 17, 1996, it is a holding company that is engaged in the investment in companies engaged in the field of the supply of services and products to the offshore oil industry.

  •
  Bluewater Terminal Systems N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with both the trade register of Curaçao with number 13578 and the chamber of commerce and industry for Amsterdam with number 34146572. It was established on November 25, 1977. The activities of the company, which are performed by Bluewater Energy Services B.V., consist of setting policies and conducting day to day business affairs to the extent such activities are not performed by other group companies.

  •
  Bluewater (UK) Ltd. is a company with limited liability incorporated under the laws of England and Wales with its corporate seat in London, England and with company number 3138155. Established on December 11, 1995, it is primarily engaged in operating activities related to the Glas Dowr.

  •
  Brightfield Corporation is a limited liability company incorporated under the laws of Panama with its corporate seat in Panama City, Panama. While a dissolution document providing for the liquidation of the company was recorded with the Public Registry of Panama on December 7, 2001, under Panamanian law, the corporation will continue in existence for a three year winding up period, but will be prohibited from continuing the business for which it was incorporated. Brightfield Corporation has no material assets, liabilities or operations and is not a guarantor of our 10 1/4% Senior Notes due 2012.

  •
  Lufeng Development Company ANS is a partnership established under the laws of Norway with its corporate seat in Oslo, Norway and with company number 976744705. Established on September 19, 1996, it is primarily engaged in operating activities related to the Munin.

  •
  Pierce Production Company Ltd. is a company incorporated under the laws of England and Wales with its corporate seat in London, England and with company number 3492253. Established on January 8, 1998, it is primarily engaged in operating activities related to the Haewene Brim.

ITEM 11:    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        In the ordinary course of our business, we are exposed to a variety of market risks arising from fluctuations in interest rates and foreign currency exchange rates but generally are not exposed under our service agreements to any material risks relating to the price of oil. To manage the market risks to which we are exposed, we enter into market sensitive instruments based on internal policies and guidelines that are designed to mitigate our exposure to any adverse effects of changes in market conditions. We do not enter into market sensitive instruments for trading or speculative purposes. While we do not anticipate that the use of market sensitive instruments will have a material adverse effect on our consolidated financial position, results of operation or prospects, we cannot guarantee that our mitigation strategy will be effective.

Interest Rate Sensitivity

        The majority of our indebtedness consists of advances under our credit facility. We expect that in the future we will continue to have significant borrowings under our credit facility. Advances under the credit facility bear interest at rates typically expressed as a margin over the appropriate interbank rate. Under the documentation of the credit facility, we are required at any time to have the net present value of the proportion of the facility fee income that we expect to receive during the minimum contract period of our service agreements swapped to fixed rates. As of December 31, 2002, this represented approximately 89.8% of the outstanding indebtedness under the facility. In the future, we expect to manage our interest rate risk exposure through the use of a combination of fixed and floating rate debt.

        The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations, that were outstanding as of December 31, 2002. For debt obligations, the tables present our principal cash flows and related weighted average interest rates by expected maturity dates under our existing debt arrangements. For interest rate swaps, the tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the swap. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollars, which is our reporting currency. The instrument's actual cash flows are also denominated in U.S. dollars.

	Expected Maturity Date
	As of December 31,
Liabilities	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(in thousands U.S.$ equivalents)
Long-Term Debt
Fixed rate debt (U.S.$)	—	—	—	—	—	125,849	125,849	160,612
Average interest rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	—	—
Fixed rate debt (U.S.$)	—	—	—	—	—	—	—	260,000 (1)
Average interest rate	10.25%	10.25%	10.25%	10.25%	10.25%	10.25%	—	—
Variable rate debt (U.S.$)	—	—	4,733	80,000	80,000	160,000	324,733	—
Average interest rate	LIBOR+M (2)	LIBOR+M (2)	LIBOR+M (2)	LIBOR+M (2)	LIBOR+M (2)	LIBOR+M (2)	—	—
Interest Rate Swaps
Variable to Fixed (U.S.$)	41,858	35,990	—	—	—	—	77,848	(4,273)
Average pay rate	6.7225%	6.7225%	—	—	—	—	—	—
Average receive rate	LIBOR	LIBOR	LIBOR	—	—	—	—	—
Variable to Fixed (U.S.$)	73,481	36,821	35,092	7,006	—	—	152,400	(3,463)
Average pay rate	3.463%	3.463%	3.463%	—	—	—	—	—
Average receive rate	LIBOR	LIBOR	LIBOR	—	—	—	—	—

Note:

(1)
While indebtedness in respect of our 10 1/4% Senior Notes due 2012 amounted to U.S.$256.4 million as of December 31, 2002, the U.S.$260.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 is payable upon maturity.

(2)
Interest is payable at a rate that is equal to a margin over LIBOR. The margin varies from 1.300% to 1.700% depending on certain factors.

Exchange Rate Sensitivity

        Our revenues are primarily denominated in U.S. dollars and, to a lesser extent, sterling. In 2002, approximately £16.7 million (U.S.$27.0 million) of our revenues were denominated in sterling. Our expenses are denominated primarily in U.S. dollars and to a lesser degree, euro and sterling. We are exposed to fluctuations in foreign currency exchange rates, because a portion of our expenses and financial indebtedness is denominated in currencies that are different from our revenues. Our policy is to match, through our FPSO service agreements, the revenues in a particular currency with our operating costs in that currency, thereby minimizing the risk associated with fluctuations in foreign currency exchange rates. We also match our indebtedness denominated in U.S. dollars with our revenues denominated in U.S. dollars. We purchase foreign currency exchange contracts from financial institutions to the extent of any residual exposure. We manage our outstanding currency exposure on a regular basis and net these exposures across our operations as a group. Gains and losses related to specific currency transactions are recognized as part of our income from financing activities. We did not have any material forward currency exchange contracts outstanding as of December 31, 2002.

ITEM 12:    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13:    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        There have been no material modifications in the rights of our security holders and there are no specific assets securing any class of our securities.

ITEM 15:    CONTROLS AND PROCEDURES

        The information included in this section concerns the evaluation of disclosure controls and procedures and internal controls referred to in the Certifications included in this annual report under "Certifications". This information should be read in conjunction with the statements set forth in the "Certifications" for a more complete understanding of the topics presented.

(A)  Conclusions Concerning the Effectiveness of our Disclosure Controls and Procedures

        Within the 90 days prior to the date of this annual report, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls are procedures designed to ensure that information is accumulated, recorded, processed, summarized and communicated to our management, including Mr. Hugo Heerema (our principal executive officer) and Mr. Kees Voormolen (our principal financial officer), in a manner that enables our management to make timely decisions regarding required disclosures and to ensure that our annual reports and other filings with the Securities and Exchange Commission are filed within required time periods. In connection with this evaluation, we also reviewed our internal controls, because we believe that those controls are important to the efficacy of our disclosure controls and procedures and because such a review is necessitated in connection with the Certifications set forth herein under "Certifications". Internal Controls are procedures designed to provide reasonable assurance that our transactions are properly authorized, our assets are safeguarded against unauthorized or improper use, and our transactions are properly recorded and reported, in each case to permit the preparation of our financial statements in conformity with U.S. GAAP.

        We do not expect that our disclosure controls or internal controls will prevent errors and fraud in all instances. A control system, no matter how well designed and operated, is capable of providing only reasonable assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within an organization have been detected. These inherent limitations include the realities that judgments in decision-making may be faulty, and that breakdowns may occur due to simples errors or mistakes. Controls may also be circumvented by the individual acts of some persons, by collusion of two or more people or by management override. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with its policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

        The evaluation of our disclosure controls and procedures and our internal controls was performed under the supervision and with the participation of our managing directors and executive officers, including Mr. Heerema and Mr. Voormolen and included a review of the controls' objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in this annual report. In the course of evaluation, we sought to identify data errors, problems with our controls and procedures and acts of fraud, if any, and to confirm, if necessary, that any appropriate corrective actions, including process improvements, were being undertaken. Our finance administration has, with the assistance of other members of our management, begun conducting this evaluation on a regular basis. Our independent auditors also conduct a similar evaluation in connection with determining auditing procedures relating to their report on our audited financial statements, although their evaluation is not undertaken to provide assurance on disclosure controls and procedures or our internal controls. The overall goal of these evaluation activities is to monitor our disclosure controls and procedures and our internal controls and to modify them as necessary.

        In connection with our evaluation, we sought, among other things, to determine whether there were any "significant deficiencies" or "material weaknesses" in our internal controls and whether there were any identifiable acts of fraud involving personnel with a significant role in our internal controls. We believe that these inquiries are important to conducting a proper evaluation. They are also essential for enabling our principal executive officer and our principal financial officer to report any deficiencies to our independent auditors and our managing directors. In professional auditing literature, "significant deficiencies" are referred to as "reportable conditions," which are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in our consolidated financial statements. Auditing literature defines "material weakness" as a particularly serious reportable condition where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and the risk that such misstatements would not be detected within a timely period by employees in the normal course of performing their assigned functions. We also sought to identify other control issues in connection with our evaluation and to consider whether it is necessary to make any revision, improvement or correction to our procedures.

        Based upon our evaluation, Mr. Heerema and Mr. Voormolen have concluded that, subject to the limitations described above, our disclosure controls are effective to ensure that material information relating to us is made known to management, including Mr. Heerema and Mr. Voormolen, particularly during the period when our filings with the Securities and Exchange Commission are being prepared, and that our internal controls are effective to provide reasonable assurance that our financial statements are fairly presented in all material respects in conformity with U.S. GAAP.

(B)  Significant Changes in our Internal Controls or in Other Factors Affecting Them

        From the date of our evaluation described above to the date of this annual report, there have been no significant changes in our internal controls or in other factors that could significantly affect our internal controls and, accordingly, no corrective action with regard to significant deficiencies and material weaknesses has been required.

ITEM 16:    [RESERVED]

PART III

ITEM 17:    FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of responding to this Item 17.

ITEM 18:    FINANCIAL STATEMENTS

        The following consolidated financial statements, together with the report of Deloitte & Touche Accountants, are filed as part of this annual report.

ITEM 19:    EXHIBITS

        The following instruments and documents are included as exhibits to this annual report.

Exhibit Number	Description
1.1**	Articles of Incorporation of Aurelia Energy N.V.
2.1**	Indenture, dated as of February 22, 2002, between the Registrants and The Bank of New York, as trustee, which includes the form of 101/4% Senior Note due 2012 as an exhibit thereto.
3.1*	Settlement Constituting the Jacaranda Trust, dated January 29, 2003, by and between Hugo Jan Heerema and Bailhache Labesse Trustees Limited and Graham Radford Boxall.
4.1**†	Agreement for a Floating Production, Storage and Offtake Facility for the Fife Field Development, dated March 24, 1994, between Amerada Hess Ltd. and Bluewater Offshore Production Systems Ltd.
4.2**	Variation Order No. P03, dated June 19, 1996, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.3**†	Variation Order No. P09, dated July 12, 1996, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.4**†	Variation Order No. P13, dated September 27, 1996, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.5**†	Variation Order No. P15, dated April 7, 1997, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.6**	Variation Order No. P40, dated January 10, 2000, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.7**†	Variation Order No. P42, dated January 29, 2001, between Bluewater Offshore Production Systems Ltd., and Amerada Hess Ltd.
4.8**†
Agreement for the Provision and Operation of a Floating Production, Storage and Offloading Vessel for the Ross Field and the Blake Field, dated June 29, 2001, between Talisman Energy (UK) Ltd. and Bluewater (Floating Production) Ltd.
4.9**†	Agreement for a Floating Production, Storage and Offtake Facility for the Sable Field Development, dated June 12, 2001, between Soekor E & P (PTY) Ltd. and Bluewater (UK) Ltd.
4.10**†	Contract for the Provision of Production, Storage, Offtake and Transportation Services for the Pierce Field, dated February 22, 1997, between Enterprise Oil plc and Den Norske Stats Oljeslkap A.S.
4.11**	Novation Agreement, dated September 8, 1998, between Enterprise Oil plc and Pierce Production Company Ltd.
4.12**†	Supplementary Agreement Relating to Facilities Upgrades, dated December 22, 1999, between Enterprise Oil plc and Pierce Production Company Ltd.
4.13**†	Contract ANS022731, dated September 24, 1996, between Statoil Orient Inc. and Lufeng Development Company.
4.14**†	Amendment No. 3 to Contract ANS022731, dated January 31, 2001, between Statoil Orient Inc. and Lufeng Development Company.

4.15**	Memorandum of Agreement, dated August 31, 2001, among Navion Offshore AS, Navion Hugin AS, Bergesen d.y. Hugin Shipping AS and Aurelia Holding N.V.
4.16**	Partnership Shares Purchase Agreement, dated August 31, 2001, between Advanced Production Systems DA, Navion ASA, Aurelia Holding N.V. and Marenco Investments Ltd.
4.17**†	Memorandum of Agreement, dated August 31, 2002, among Navion Maritime AS, Advanced Petroleum DA, Navion ASA and Aurelia Holding N.V.
4.18**	Share Purchase Agreement, dated August 31, 2001, between Advanced Production Systems DA, Navion ASA, Bergesen d.y ASA, and Aurelia Holding N.V.
4.19**	Share Purchase Agreement, dated January 28, 2002, between Aurelia Holding N.V. and Bluewater Services (UK) Ltd.
4.20**	Share Purchase Agreement, dated January 28, 2002, between Aurelia Holding N.V. and Bluewater Floating Production B.V.
4.21**	Deed of Transfer of Shares, dated January 28, 2002, between Aurelia Holding N.V. and Bluewater Floating Production B.V.
4.22**	Share Purchase Agreement, dated January 28, 2002, between Aurelia Holding N.V., Marenco Investments Ltd., Bluewater International B.V. and Bluewater Holding B.V.
4.23**
Agreement of the Sale and Purchase of the Economic Entitlement to the Assets of the Bluewater Group, dated as of January 1, 2000, between Bluewater Holding B.V., Aurelia Energy N.V. and other Group Companies.
4.24**
Amendment to the Agreement of the Sale and Purchase of the Economic Entitlement to the Assets of the Bluewater Group, dated September 2001, between Bluewater Holding B.V., Aurelia Energy N.V. and other Group Companies.
4.25**	Intercompany Loan Agreement, dated February 22, 2002, between Bluewater Finance Limited and Bluewater Holding B.V.
4.26**	Unsubordinated Marenco Loans (included in the Schedule to Exhibit 10.27).
4.27**	Amended and Restated Marenco Loan Agreement, dated November 21, 2001, between Aurelia Holding N.V. and Marenco Investments Limited.
4.28**	Guarantee Facility, dated February 24, 1997, among Lloyds Bank Plc, Bluewater Terminal Systems N.V., and Bluewater Energy N.V.
4.29**	Guarantee Facility, dated December 19, 2001, among ING Bank N.V., Bluewater Holding B.V., Bluewater Energy Services B.V. and Bluewater Terminal Systems N.V.
4.30**
Revolving Credit Facility Agreement, dated January 15, 2002, between Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater Offshore Production Systems Limited, Bluewater (Haewene Brim) N.V., Bluewater (Munin) N.V., Ranberger Holding N.V., Luludia Asset Finance B.V., Refugio B.V., Barclays Capital, Fortis Bank (Nederland) N.V. and ING Bank N.V.
4.31**
Facility Guarantee, dated January 28, 2002, among Aurelia Energy N.V., Bluewater (Bleo Holm) N.V., Bluewater (Floating Production) Ltd., Bluewater (Glas Dowr) N.V., Bluewater (Malta) Ltd., Bluewater (New Hull) N.V., Bluewater (UK) Ltd., Bluewater Brasil Ltda., Bluewater Energy N.V., Bluewater Equipment Leasing Ltd., Bluewater Floating Productions B.V., Bluewater International B.V., Bluewater Offshore Production Systems N.V., Bluewater Offshore Production Systems Nigeria Ltd., Bluewater Offshore Production Systems (USA), Inc., Bluewater Operations (UK) Ltd., Bluewater Services (UK) Ltd., Bluewater Terminal Systems N.V., Bluewater Norway ANS, Lufeng Development Company ANS, Pierce Production Company Ltd., Bleo Holm Standby Purchaser N.V., Barclays Bank PLC and Bluewater Energy Services B.V.

4.32**
Trust Deed and Deed of Proceeds and Priorities, dated January 28, 2002, between Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater Offshore Production Systems Limited, Bluewater (Haewene Brim) N.V., Bluewater (Munin) N.V., Ranberger Holding N.V., Luludia Asset Finance B.V., Refugio B.V., Barclays Capital, Fortis Bank (Nederland) N.V. and ING Bank N.V.
4.33**
Deed of Amendment, dated January 28, 2002, between Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater Offshore Production Systems Limited, Bluewater (Haewene Brim) N.V., Bluewater (Munin) N.V., Ranberger Holding N.V., Luludia Asset Finance B.V., Refugio B.V., Barclays Capital, Fortis Bank (Nederland) N.V. and ING Bank N.V.
434**	Uisge Gorm Mortgage, dated January 25, 2002, between Bluewater Offshore Production Systems N.V. and Barclays Bank PLC.
4.35**	Glas Dowr Mortgage, dated January 25, 2002, between Bluewater (Glas Dowr) N.V. and Barclays Bank PLC.
4.36**	Bleo Holm Mortgage, dated January 25, 2002, between Bluewater (Bleo Holm) N.V. and Barclays Bank PLC.
4.37**	Haewene Brim Mortgage, dated January 25, 2002, between Bluewater (Haewene Brim) N.V. and Barclays Bank PLC.
4.38**	Munin Mortgage, dated January 25, 2002, between Bluewater (Munin) N.V. and Barclays Bank PLC.
4.39**
Recognition of Rights Deed, dated January 28, 2002, between Barclays Bank PLC, Bluewater (Floating Production) Limited, Bluewater (Bleo Holm) N.V., Bluewater (Malta) Limited, Bluewater Energy N.V., Bluewater Energy Services B.V., Hill Samuel Leasing (No.4) Limited, Asterix Exploration Foundation, Bleo Holm Standby Purchaser N.V., Alice Exploration Foundation, Ariel Exploration Foundation and ING Bank N.V.
4.40**
Recognition of Rights Deed, dated January 28, 2002, between Ranberger Holding N.V., Bluewater (Haewene Brim) N.V., Pierce Production Company Limited, Barclays Bank PLC and Bluewater Energy Services B.V.
4.41**	Notice of Assignment in Relation to AHL, dated January 28, 2002, between Bluewater (UK) Limited, Barclays Bank PLC and Amerada Hess Limited.
4.42**	Notice of Assignment in Relation to Soekor, dated January 28, 2002, between Soekor E&P (PTY) Limited and Bluewater (UK) Limited.
4.43**	Notice of Assignment in Relation to Talisman, dated January 28, 2002, between Bluewater (Floating Production) Limited, Barclays Bank PLC and Talisman Energy (UK) Limited.
4.44**	Notice of Assignment in Relation to Talisman Parent dated, January 28, 2002, between Bluewater (Floating Production) Limited, Barclays Bank PLC and Talisman Energy (UK) Limited.

4.45**	Notice of Assignment in Relation to Statoil, dated January 28, 2002, between Lufeng Development Company ANS, ING Bank N.V., and Statoil (Orient) Inc.
4.46**	Notice of Assignment in Relation to Enterprise, dated January 28, 2002, between Enterprise Oil PLC, Pierce Production Company Limited and ING Bank N.V.
4.47**
Berge Hugin Field Contract dated, January 28, 2002, between Enterprise Oil PLC, Pierce Production Company Limited, Bluewater (Haewene Brim) N.V., Ranberger Holding N.V., Aurelia Holding N.V., and Aurelia Energy N.V.
4.48**	Conditional Sale and Conversion Agreement, dated April 27, 1998, between Bluewater Offshore Production Systems Limited and Hill Samuel Leasing (No. 4) Limited.
4.49**	Head Lease, dated April 27, 1998, between Hill Samuel Leasing (No. 4) Limited and Refugio B.V.
4.50**	Sub-Lease, dated April 27, 1998, between Refugio B.V. and Bluewater Operations (UK) Limited.
4.51**	Conditional Sale and Conversion Agreement, dated April 27, 1998, between Bluewater (Glas Dowr) N.V., Hill Samuel Leasing (No. 4) Limited, and Brightfield Corporation.
4.52**	Head Lease, dated April 27, 1998, between Hill Samuel Leasing (No. 4) Limited and Luludia Asset Finance B.V.
4.53**	Sub-Lease, dated April 27, 1998, between Luludia Asset Finance B.V. and Bluewater (UK) Limited.
4.54**	Head Lease, dated January 29, 1999, between Hill Samuel Leasing (No. 4) Limited, Bluewater (Malta) Limited and Bluewater Energy N.V.
4.55**	Berge Hugin Topside Contract, dated August 31, 2001, between Advanced Production Systems DA, Ranberger Holding N.V. and Aurelia Holding N.V.
4.56*
Deed of Amendment, Release and Consent, dated 21 February 2003, in relation to a Revolving Credit Facility Agreement of up to U.S.$600,000,000 to Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater Offshore Production Systems Limited, Bluewater (Haewene Brim) N.V., Ranberger Holding N.V., Luludia Asset Finance B.V., Refugio B.V., Barclays Capital, Fortis Bank Nederland N.V. and ING Bank N.V.
7.1*	Statement Regarding Computation of Ratios
8.1**	Subsidiaries of Aurelia Energy N.V.
12.1*	Certification
12.2*	Certification

Notes:

*
Filed herewith.

**
Previously filed as an exhibit to the Registrant's Registration Statement on Form F-4/S-4 (SEC File Nos. 333-87336; 333-87436), dated August 20, 2002, as amended.

†
Portions of the exhibit have been omitted pursuant to the Securities Exchange Commission's Order Granting Confidential Treatment Under the Securities Act of 1933 (SEC File No. 333-87336-CF#12672), dated August 21, 2002.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AURELIA ENERGY N.V. (Registrant)
/s/ GREGORY ELIAS Intertrust (Curaçao) N.V., Represented by Gregory Elias Managing Director and Chairman

Date: April 15, 2003

CERTIFICATIONS

I, Hugo Heerema, certify that:

1.
I have reviewed this annual report on Form 20-F of Aurelia Energy N.V.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 15, 2003

/s/ HUGO HEEREMA Hugo Heerema Managing Director Bluewater Holding B.V.

I, Kees Voormolen, certify that:

1.
I have reviewed this annual report on Form 20-F of Aurelia Energy N.V.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 15, 2003

/s/ KEES VOORMOLEN Kees Voormolen Vice President, Finance & Administration Bluewater Energy Services B.V.

INDEPENDENT AUDITORS' REPORT

To the Shareholder of Aurelia Energy N.V.

        We have audited the accompanying consolidated balance sheets of Aurelia Energy N.V., Willemstad (Curaçao), Netherlands Antilles and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aurelia Energy N.V. and its subsidiaries as at December 31, 2002 and 2001 and of the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche Accountants
Willemstad, (Curaçao), Netherlands Antilles,
March 28, 2003

Aurelia Energy N.V.

Consolidated Balance Sheets

		At December 31,
	Note	2002	2001
		(in U.S.$ thousands, except share and per share amounts)
ASSETS
Current assets
Cash and cash equivalents	7
Cash		22,576	15,261
Deposits		448	452

		23,024	15,713

Accounts receivable	8
Trade, net		27,963	36,966
Related party		89	65
Other receivables	9	4,716	15,614
Prepaid expenses		5,376	3,039

		38,144	55,684

Inventory
Work in process	10	11,789	2,248

		72,957	73,645

Non current assets
Restricted deposits	11	82,491	74,676
Fixed assets
Tangible fixed assets, net	12
FPSOs		954,755	917,847
Other tangible fixed assets		64,030	59,853
Income tax receivable		1,368	1,239
Deferred income taxes	27	84,970	59,085
Debt arrangement fees	13	19,249	2,842

		1,206,863	1,115,542

		1,279,820	1,189,187

The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.

Consolidated Balance Sheets

		At December 31,
	Note	2002	2001
		(in U.S.$ thousands, except share and per share amounts)
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
Accounts payable		21,554	12,158
Related party		125	—
Income taxes	27	1,871	1,881
Wage taxes and social security contributions		1,672	1,150
Other liabilities and accrued expenses	14	34,473	23,220
Short term loan, related party	16	—	3,587
Short term portion of long term bank loans	17	—	47,828
Billings in excess of cost and unrealized income		1,958	9,615

		61,653	99,439

Non current liabilities
Long term bank loans (net of short term portion)	17	324,733	495,162
10 1/4% Senior Notes due 2012	18	256,370	—
Long term loans, related party	19	125,849	117,616
Tax lease benefits liability	20	39,395	42,068
Interest rate swaps	29	7,736	6,004
Deferred income	21	—	1,098
Pensions	22	3,893	3,096

		757,976	665,044

Shareholder's equity
Non profit sharing 5% non cumulative preference shares, U.S.$1,000 par value, 34,000 shares authorized, issued and outstanding as of December 31, 2002 and 2001, respectively		34,000	34,000
Common shares, U.S.$1,000 par value, 136,000 shares authorized, issued and outstanding as of December 31, 2002 and 2001, respectively		136,000	136,000
Retained earnings	32	315,938	278,560
Accumulated other comprehensive loss		(25,747)	(23,856)

		460,191	424,704

		1,279,820	1,189,187

The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.

Consolidated Statements of Income

		For the years ended December 31,
	Note	2002	2001	2000
		(in U.S.$ thousands, except share and per share amounts)
Revenues	28	262,799	197,317	200,197

Operating expenses
Operations expenses	23	145,309	83,795	67,847
Selling, general and administrative	24	9,736	9,467	7,834
Depreciation of tangible fixed assets	12	54,038	58,335	64,058
Other operating income	26	(4,046)	(3,375)	(3,847)

		205,037	148,222	135,892

Operating income		57,762	49,095	64,305

Financial income and expense
Interest income		3,447	5,188	5,638
Interest expense		(48,898)	(28,776)	(36,116)
Currency exchange results		1,452	5,759	4,102

		(43,999)	(17,829)	(26,376)

Income before income taxes		13,763	31,266	37,929
Income tax benefits	27	(23,615)	(32,614)	(21,910)

Net income	31	37,378	63,880	59,839

Basic and diluted earnings per common share		275	470	440

Weighted average number of common shares outstanding		136,000	136,000	136,000

The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.

Consolidated Statements of Changes in Shareholder's Equity

	For the years ended December 31, 2002, 2001 and 2000
	Issued and Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholder's Equity
	(in U.S.$ thousands)
Balance at January 1, 2000	170,000	154,841	(17,354)	307,487

Net income 2000	—	59,839	—	59,839
Translation result	—	—	(375)	(375)
Comprehensive income for the year	—	—	—	59,464

Balance at December 31, 2000	170,000	214,680	(17,729)	366,951

Net income 2001	—	63,880	—	63,880
Implementation of SFAS 133 January 1, 2001	—	—	(2,500)	(2,500)
Decrease in fair value of cash flow hedges	—	—	(3,504)	(3,504)
Translation result	—	—	(123)	(123)

Comprehensive income for the year	—	—	—	57,753

Balance at December 31, 2001	170,000	278,560	(23,856)	424,704

Net income 2002	—	37,378	—	37,378
Decrease in fair value of cash flow hedges	—	—	(1,732)	(1,732)
Translation result	—	—	(159)	(159)

Comprehensive income for the year	—	—	—	35,487

Balance at December 31, 2002	170,000	315,938	(25,747)	460,191

The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.

Consolidated Statements of Cash Flows

	For the years ended December 31,
	2002	2001	2000
	(in U.S.$ thousands)
Cash flows from operating activities
Net income	37,378	63,880	59,839
Adjustments to reconcile net income to cash provided
Depreciation of tangible fixed assets	54,038	58,335	64,058
Amortization of debt arrangement fees	2,395	710	711
Increase in deferred income tax assets	(25,885)	(32,384)	(23,653)
Accrued interest on long-term loan from related party	8,233	1,266	1,858
Amortization of discount on 10 1/4% Senior Notes due 2012	348	—	—
Change in pension provision	797	512	339
Addition provision for uncollectable accounts receivable	1,161	56	801
Change in operating assets and liabilities, net of effect of acquisitions
Interest on restricted deposits	(12,457)	(995)	1,402
(Increase)/decrease income taxes receivable	(129)	(99)	263
(Increase)/decrease in work in process	(9,541)	(2,044)	4,078
(Increase)/decrease in trade receivables	7,842	(4,012)	23,339
(Increase)/decrease in related party receivables	(24)	(2)	2
(Increase)/decrease in other receivables	11,820	(8,024)	4,990
(Increase)/decrease in prepaid expenses	(2,337)	(2,593)	1,992
(Decrease)/increase in accounts payable	9,396	792	(7,185)
Increase in related party payable	125	—	—
(Decrease)/increase in other liabilities and accrued expenses	12,176	(1,234)	(22,764)
Increase in other short term liabilities other than loans	512	651	702
(Decrease)/increase in billings in excess of cost and unrealized income	(7,657)	6,280	3,330
Decrease of non current liabilities, other than loans	(3,771)	(7,376)	(10,267)

Net cash provided by operating activities	84,420	73,719	103,835

Cash flows from used in investing activities
Additions to tangible fixed assets	(95,105)	(13,647)	(11,911)
Acquisition Munin Business, net of cash acquired	—	(90,654)	—
Acquisition Haewene Brim Business, net of cash acquired	—	(181,047)	—
Repayments on notes receivable	—	246	27

Net cash used in investing activities	(95,105)	(285,102)	(11,884)

Cash flows provided by (used in) financing activities
Proceeds from long term and short term loans from banks and third parties	678,622	338,500	42,799
Proceeds from issuance 10 1/4% Senior Notes due 2012	256,022	—	—
Proceeds from restricted deposits	4,642	1,019	3,898
Redemption of loans and short term bank liabilities	(896,879)	(135,652)	(133,733)
Redemption of long term and short term loans from related party	(3,587)	(4,025)	(288)
Debt arrangement fees	(18,802)	—	—
Redemption of short term loans to related parties	—	3,433	277

Net cash provided by (used in) financing activities	20,018	203,275	(87,047)

Translation differences	(2,022)	(1,474)	(819)

Net increase/(decrease) in available cash and cash equivalents	7,311	(9,582)	4,085

Cash and cash equivalents at beginning of year	15,713	25,295	21,210

Cash and cash equivalents at end of year	23,024	15,713	25,295

Additional cash flow disclosures
Interest paid	41,829	20,738	28,232
Taxes paid	520	266	1,642

The accompanying notes are a integral part of these consolidated financial statements

Aurelia Energy N.V.

Notes to Consolidated Financial Statements
at December 31, 2002, 2001 and 2000
(all amounts in U.S.$ thousands, except share and per share amounts)

1      General

(a)  Structure

        Aurelia Energy N.V. (the "Company") has its legal seat in Willemstad (Curaçao), Netherlands Antilles. The Company's principal activity is to act as a holding company for the Bluewater group.

        All common shares and preference shares of the Company are held by Aurelia Holding N.V., Willemstad (Curaçao), Netherlands Antilles, a (dormant) company, of which all shares are directly held by the President of the Company.

        Its major investment is Bluewater Energy N.V., the holding of a group of companies engaged in the field of the supply of services and products to the oil industry. Bluewater Energy N.V. together with its group companies are further referred to as Bluewater.

        The registrants' office address of the group is located at Marsstraat 33, 2132 HR Hoofddorp, The Netherlands.

(b)  Activities

        Bluewater is a specialized service provider to, and operator in, the offshore oil industry. Bluewater (i) designs, develops, owns and operates floating production storage and offloading units ("FPSOs") which are leased to oil companies under medium and long-term lease contracts, and (ii) designs, develops, performs project management and constructs single point mooring systems ("SPMs").

        An FPSO is a type of floating production unit used by oil companies to produce, process, store and offload hydrocarbons from offshore fields. FPSOs are either newly built or converted tankers upon which production equipment is mounted. The fluids (oil, gas and water) are processed onboard the FPSO vessel, and the treated crude oil is stored before being exported by an offtake system utilizing shuttle tankers. Bluewater's fleet of FPSOs is involved in the production, rather than the exploration or drilling, of oil. The FPSOs are leased to oil companies under medium and long-term contracts.

        SPMs are used to transfer fluids to and from a floating production unit, an offshore storage vessel or shuttle tanker while securing the unit, vessel or tanker to the ocean floor. Most SPMs consist of an anchoring system that is connected to the ocean floor and a fluid transfer system that permits the transfer of fluids between fixed and rotating parts of the mooring system. SPMs are generally developed and constructed for oil companies and contractors.

        Revenues are earned from the fixed day rates consisting of a facility fee and an indexed operating fee that are received from the operation of FPSOs pursuant to leases with oil companies, supplemented primarily with fees from predetermined thresholds on volumes produced (oil production, water injection, and gas uplift) and predetermined levels of uptime, and from the design, engineering and management services that are provided in the various FPSO and SPM projects being managed. FPSO and SPM projects are being managed from the initial design and engineering phase to final installation. Further Bluewater engages subcontractors in the fabrication of FPSOs, SPMs and auxiliary equipment.

2      Principles of Consolidation

        All significant intercompany balances and transactions are eliminated in consolidation. The consolidated financial statements integrally include the financial statements of the Company and the following group companies, which are controlled by the Company:

Name	Legal Seat
Bluewater Energy N.V.	Willemstad, Curaçao
Bluewater Offshore Production Systems Ltd.	Valletta, Malta
Bluewater Holding B.V.	Hoofddorp, The Netherlands
Bluewater Finance Ltd.	George Town, Cayman Islands
Bluewater Terminal Systems N.V.	Willemstad, Curaçao
Bluewater Floating Production B.V.	Hoofddorp, The Netherlands
Bluewater Energy Services B.V.	Haarlemmermeer, The Netherlands
Bluewater International B.V.	Hoofddorp, The Netherlands
Bluewater (Malta) Ltd.	Valletta, Malta
Bluewater Offshore Production Systems N.V.	Willemstad, Curaçao
Bluewater Equipment Leasing Ltd.	Valletta, Malta
Bluewater (Glas Dowr) N.V.	Willemstad, Curaçao
Bluewater Services (UK) Ltd.	London, United Kingdom
Bluewater Operations (UK) Ltd.	London, United Kingdom
Bluewater (UK) Ltd.	London, United Kingdom
Bluewater (Floating Production) Ltd.	London, United Kingdom
Bluewater Offshore Production Systems Nigeria Ltd.	Lagos, Nigeria
Bluewater (Bleo Holm) N.V.	Willemstad, Curaçao
Bluewater (Munin) N.V.	Willemstad, Curacao
Bluewater (Haewene Brim) N.V.	Willemstad, Curacao
Lufeng Development Company ANS	Oslo, Norway
Pierce Production Company Ltd.	London, United Kingdom
Bluewater (New Hull) N.V.	Willemstad, Curaçao
Bluewater Norway ANS	Oslo, Norway
and certain non operating or dormant entities.

        All consolidated group companies are 100% owned by the Company.

3      Accounting Principles

(a)  General

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America as summarized below. These accounting principles have all been applied consistently throughout all years presented. Certain reclassifications have been made to the comparative figures in order to conform to the current year's presentation.

        The financial statements have been prepared under the historical cost convention.

(b)  Use of estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results can differ from those estimates.

(c)  Foreign currencies

            i.  Reporting currency

        Because of the international nature of the Company's activities and the fact that the Company's transactions are primarily denominated in U.S. dollars, the financial statements are prepared in U.S. dollars.

          ii.  Functional currency

        Consolidated group companies having other functional currencies than U.S. dollars are the group companies legally seated in the Netherlands having Euros and the group companies legally seated in the United Kingdom having pound sterling as functional currency.

          iii.  Foreign currency assets, liabilities and transactions

        Monetary assets and liabilities denominated in foreign currencies are remeasured into the respective functional currencies at the rate of exchange prevailing at year-end. Transactions in foreign currencies are remeasured into the respective functional currencies at the exchange rate in effect at the time of the transaction. The exchange results are recorded under financial income and expense in the statement of income.

          iv.  Foreign entities

        Assets and liabilities of foreign group companies not denominated in U.S. dollars are for consolidation purposes translated into U.S. dollars at the rates of exchange prevailing at year-end. Income and expense are translated at the average rates of exchange for the month.

        Gains and losses resulting from the translation are recorded directly in shareholder's equity, as a foreign currency translation reserve.

(d)  Cash and cash equivalents

        Cash includes cash on hand and cash with banks. Cash equivalents are short-term deposits with original maturities of three months or less.

(e)  Accounts receivable

        Accounts receivable are stated at face value, less an allowance for possible uncollectable accounts.

(f)    Inventory

        Work in process for construction of SPM and auxiliary equipment projects are accounted for on the basis of percentage of completion (see note 3(o) Recognition of income).

        Project cost includes materials, direct labor and an attributable proportion of manufacturing overheads based on normal levels of activity. Anticipated losses on projects because net realizable value is lower than budgeted cost are fully provided for. Net realizable value is based on estimated selling price, less further costs expected to be incurred for completion and disposal. The provision for anticipated losses on contracts is presented under other liabilities and accrued expenses.

(g)  Tangible fixed assets

        Tangible fixed assets are stated at the construction or the acquisition cost, less straight-line depreciation. The construction cost includes interest cost from interest bearing debts relating to and used for the construction of the related asset. The depreciation is calculated on the basis of acquisition cost less residual value and the estimated useful life of the related asset.

        The estimated useful lives are:

Buildings	33 years
FPSOs	15 years
Machinery and other equipment	3–12 years
Office equipment and other tangible fixed assets	4–10 years

        Tangible fixed assets operated by the Company under a financial lease agreement are capitalized.

(h)  Impairment of long-lived assets

        The Company periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets". Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, the Company will compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, the Company will record impairment losses to write the asset down to fair value, measured by the discounted estimated net future cash flows expected to be generated from the assets. During the 3 years ended December 31, 2002, no impairment losses have been recorded by the Company.

(i)    Debt arrangement fees

        Debt arrangement fees represent costs incurred in arranging a corporate borrowing facility and costs incurred in the issuance of 10 1/4% Senior Notes due 2012 and are amortized on a straight line basis to interest expenses over the term of the facility and the term of the 10 1/4% Senior Notes due 2012, respectively. Amortization on a straight-line basis approximates the effective interest rate method over the duration of the related debt.

(j)    Accounting for leases

            i.  Finance lease (lessee)

        The Company accounts for finance leases by capitalizing the related asset and by recognizing the related debt at amounts equal to the fair value of the leased asset and related debt, respectively, at inception of the lease.

          ii.  Operating lease (lessor)

        Income from operating leases is recognized in income on a straight-line basis over the duration of the contracts.

        Direct operating costs incurred specifically to earn revenues from an operating lease are recognized as an expense in the income statement in the period in which they are incurred.

(k)  Tax lease benefits liability

        Tax lease benefits liability represents the amount that would need to be repaid to the lessor in the event of a voluntary termination of the leaseback arising from the tax lease structures of the FPSO Uisge Gorm, the FPSO Glas Dowr and the process facilities on board of the FPSO Bleo Holm. The liability declines as the tax benefits are recognized by the lessor.

(l)    Deferred income

        Deferred income represents additional fees received from a client in compensation of additional capital expenditures made by the Company for the FPSO Uisge Gorm. The fee is being taken to income under revenues on a straight-line basis over the original lease period of 7 years, commencing August 1995.

(m)  Pensions

            i.  Defined benefit plan

        The Company provides defined benefit pension plans for all employees in the Netherlands. The funds are valued every year by professionally qualified independent actuaries. The obligations and costs of pension benefits are determined using a projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation.

        Actuarial gains or losses are amortized based on the expected average remaining working lives of the employees, when these gains or losses exceed the 10% corridor of the pension benefit obligation.

        The pension obligation is measured at the present value of estimated future cash flows using a discount rate that is similar to the interest rate of Dutch government bonds, where the currency and terms of the government bond are consistent with the currency and estimated terms of the defined benefit obligation.

          ii.  Defined contribution plan

        In addition to the defined benefit plans described above, the group companies in the United Kingdom sponsor defined contribution plans based on local practice and regulations. The plans provide for contributions amounting to 5% of salary. The contributions relating to defined contribution plans are charged to income in the year to which they relate.

(n)  Financial instruments

        Derivative instruments (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at its fair value. Changes in the derivative instrument's fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

        For derivative financial instruments designated and that qualify as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are recorded as a component of accumulated other comprehensive income in shareholder's equity until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings.

        Currently, the Company actively uses both interest rate swaps and foreign currency exchange contracts to mitigate its potential exposures to movements in interest rates and currency exchange rates. However, the Company elected only to designate the interest rate swaps as hedging instruments. Accordingly, the foreign currency exchange contracts are marked to market at each reporting date with the gains and losses being recognized under other liabilities and accrued expenses in the balance sheet and under currency exchange results in the income statement. The net gains and losses on the revaluation of the derivative instruments that are designated and qualify as cash flow hedges are reported as a separate component of accumulated other comprehensive income (loss) to the extent the hedge is effective.

(o)  Recognition of income

        In general, the Company recognizes revenues from operating lease arrangements of FPSOs, construction (design, engineering and project management) of SPMs and installation and mobilization of FPSOs and SPMs.

            i.  Operating lease arrangements for FPSOs

        Revenues under operating lease arrangements are recognized when the FPSO is made available to the lessee, and the fee is due based on a signed lease contract.

        Income under the lease agreements for the FPSOs comprises, depending on the vessel, the following:

  (1)
  A facility fee;

  (2)
  An operational fee;

  (3)
  Amounts related to the volumes of water, gas and oil produced;

  (4)
  Payments which may become payable depending on changes in the price of oil.

        The contingent payments that depend on changes in the price index, the volume produced (typically the volume of oil produced and in certain instances, the volume of water produced and the volume of gas lifted), and the price of oil are only included in the determination of income when the relevant index is adjusted or the specified volume has been produced or the price of oil has changed. All other payments due under the lease are recognized on a straight line basis over the lease term.

        For more specific disclosure with respect to the material terms of the operating lease arrangements and the related revenue recognition policies by FPSO, reference is made to note 5.

          ii.  Construction of SPMs and auxiliary equipment

        Revenue from construction (design, engineering and project management) of SPMs and auxiliary equipment are recognized under the percentage of completion method of accounting as the project is performed. Percentage of completion is measured by the labor and material cost incurred to total estimated labor and material cost method.

        Billings issued to and cash payments received from customers in excess of estimated earnings are not shown as sales revenues, but deducted without effect on income from cost and estimated earnings in excess of billings on uncompleted contracts or added to billings in excess of cost and estimated earnings on uncompleted contracts.

        Changes in project conditions may result in revisions to previously recorded costs and revenues for a particular project. These changes are recognized in the period in which the revisions are determined; this generally occurs when formal change orders are signed between the Company and the customer. Furthermore, provisions for estimated losses of uncompleted contracts are made in the period in which such losses are determined.

          iii.  Installation, mobilization and other services

        In connection with FPSOs and SPMs, the Company recognizes revenues from installation, mobilization and other services when the services are provided based on written service agreements, the services have been accepted by the customer and the collectibles of the receivable is probable.

(p)  Research and development costs

        Research and development costs are expensed in the period in which they are incurred. Research and development expenditures for the years 2002, 2001 and 2000 amount to approximately U.S.$400, U.S.$400 and U.S.$500, respectively.

(q)  Income taxes

        The income tax charge is based on the tax regime applicable to the various group companies in the countries in which they are legally seated. These tax regimes charge income taxes based on operating profits or on the basis of other criteria as agreed upon by the group in specific tax rulings. Deferred taxation is considered in accounting for the income tax charge for the year.

        Deferred income taxes are accounted for using the balance sheet liability method. Deferred income taxes are provided for temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Future tax benefits attributable to these differences, if any, are recognized to the extent that realization of such benefits is more likely than not.

(r)  Provisions

        Provisions are recognized when a present obligation as a result of a past event exists, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(s)  Contingencies

        Contingent assets are not recognized in the financial statements.

(t)    New Accounting Principles

SFAS 143

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 143, "Accounting for Asset Retirement Obligations." SFAS 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets and requires recognition of a liability for an asset retirement obligation in the period in which it is incurred. The provisions of this statement are effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not anticipate that the adoption of SFAS 143 will have a material impact on the consolidated financial statements.

SFAS 145

        As of January 1, 2002, the Company adopted SFAS 145, "Rescission of SFAS No. 4, 44, 64, Amendment of SFAS No. 13, and Technical Corrections." SFAS 4, which was amended by SFAS 64, required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. SFAS 13 was amended to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Adopting SFAS 145 did not have a material impact on the consolidated financial statements.

SFAS 146

        In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement defines the accounting and reporting for costs associated with exit or disposal activities and is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not anticipate that the adoption of SFAS 146 will have a material impact on the consolidated financial statements.

SFAS 148

        In December 2002, the FASB issued SFAS No.148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123", ("SFAS 148"). SFAS 148 amends FASB Statement No. 123, "Accounting for Stock Based Compensation" ("SFAS 123") and provides alternative methods for accounting for a change by registrants to the fair value method of accounting for stock-based compensation. Additionally, SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosure in the significant accounting policy footnote of both annual and interim financial statements of the method of accounting for stock-based compensation and the related pro forma disclosures when the intrinsic value method continues to be used. The statement is effective for fiscal years beginning after December 15, 2002, and disclosures are effective for the first fiscal quarter beginning after December 15, 2002. Since the Company does not have a stock-based compensation plan the adoption of SFAS 148 will not have any impact on the consolidated financial statements.

EITF 00-21

        In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not anticipate that the adoption of EITF Issue No. 00-21 will have a material impact on the consolidated financial statements.

FIN 45

        In November 2002, the FASB issued Interpretation Number 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002 and we have adopted those requirements for our financial statements. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Company is currently investigating whether the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on the consolidated financial statements.

FIN 46

        In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of APB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company does not anticipate that the adoption of FIN 46 will have a material impact on the consolidated financial statements.

4      Recent Acquisitions

(a)  Acquisition Munin Business

        On September 20, 2001, Aurelia Holding N.V., being the holding company of Aurelia Energy N.V., initially acquired the Munin business. At the same date, Aurelia Holding N.V. entered into a binding agreement with one or more subsidiaries of Aurelia Energy N.V. to transfer the Munin Business and the financing relating thereto to such subsidiaries. These agreements were effectuated on January 28, 2002. Therefore, this transfer has been accounted for as a reorganization of entities under common control. Accordingly, the Munin Business is included in the financial statements of Aurelia Energy N.V. as of September 20, 2001.

        The Munin Business comprised the following:

  i.
  the FPSO Munin; and

  ii.
  the entire interest in the partnership Lufeng Development Company ANS ("LDC").

        The acquisition, and the related financing, of the Munin Business comprises an agreed amount adjusted for the net asset value of LDC at the acquisition date. The purchase price allocation is as follows:

	Carrying Value September 20, 2001	Fair Value Adjustments	Fair Value
	(in U.S.$ thousands)
FPSO Munin	112,373	(21,316)	91,057
Cash	403	—	403
Other current assets	5,301	—	5,301
Current liabilities	(5,704)	—	(5,704)

Purchase price	112,373	(21,316)	91,057

        The unaudited pro forma income statement data for the years ended December 31, 2001 and 2000, giving effect to the acquisition of the Munin Business and the related financing, as if the acquisition occurred as of the beginning of the respective periods, would be as follows:

	2001	2000
	(in U.S.$ thousands)
Unaudited Income Statement Data:
Revenues	212,618	249,390

Operating expenses
Operations expenses	86,027	72,250
Selling, general and administrative expenses	9,767	8,236
Depreciation of tangible fixed assets	60,801	69,825
Other operating income	(3,375)	(3,847)

	153,220	146,464

Operating income	59,398	102,926
Financial income and (expense)	(19,124)	(30,418)
Income tax benefits	(30,389)	(17,013)

Net income	70,663	89,521

        The fair value allocated to the operating contract with the oil company attached to the FPSO Munin amounts to approximately U.S.$1,000. Considering the relative insignificance of this amount, the contract value has not been separated from the preliminary purchase price. The value of the contract has been included in the amount allocated to the FPSO.

        The acquisition was fully financed by a bridge facility of U.S.$91,057. The bridge facility bore interest at a margin of 1.3% over Libor. Based on a binding agreement with a consortium of banks financing the bridge facility, the bridge facility was refinanced into a long-term replacement credit facility on January 28, 2002. Therefore, the bridge facility has been classified as a non-current liability.

        The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each period, nor are they necessarily indicative of the future consolidated results.

        The purchase contract of the Munin business includes a guarantee by the sellers to reimburse the Company for the difference, if positive, between the net present value of a minimum level of contract revenues based on a fixed day rate of U.S.$50 during the period from September 20, 2001 until February 2004 minus the net present value of the contract revenues (i.e. facility fee plus fee payments) actually earned by the Company during the period from September 20, 2001 until the end of the contract period, which may be prior to February 2004.

        If and when the guarantee becomes effective (at the end of the contract period), the effect, if any, will be treated as an adjustment to the purchase price of the Munin Business.

(b)  Acquisition Haewene Brim

        On November 9, 2001, Aurelia Holding N.V., being the holding company of Aurelia Energy N.V., initially acquired the Haewene Brim business. At the same date, Aurelia Holding N.V. entered into a binding agreement with one or more subsidiaries of Aurelia Energy N.V. to transfer the Haewene Brim Business and the financing relating thereto to such subsidiaries. This transfer is effectuated at January 28, 2002. The transfer has been accounted for as a reorganization of entities under common control. Accordingly, the Haewene Brim Business is included in the financial statements of Aurelia Energy N.V. as of November 9, 2001.

        The Haewene Brim Business comprised the following:

  i.
  the FPSO Haewene Brim; and

  ii.
  the legal entity Pierce Production Company ("PPC").

        The acquisition, and the related financing, of the Haewene Brim Business comprises an agreed amount adjusted for the net asset value of PPC at the acquisition date. The purchase price allocation is as follows:

	Carrying Value November 9, 2001	Fair Value Adjustments	Fair Value
	(in U.S.$ thousands)
FPSO Haewene Brim	204,013	(13,798)	190,215
Other tangible fixed assets	73	—	73
Cash	13,787	—	13,787
Other current assets	2,058	—	2,058
Current liabilities	(11,299)	—	(11,299)

Purchase price	208,632	(13,798)	194,834

        The unaudited pro forma income statement data for the years ended December 31, 2001 and 2000, giving effect to the acquisition of the Haewene Brim Business and the related financing, as if the acquisition occurred as of the beginning of the respective periods, would be as follows:

	2001	2000
	(in U.S.$ thousands)
Unaudited Income Statement Data:
Revenues	241,852	264,933

Operating expenses
Operations expenses	99,192	87,317
Selling, general and administrative expenses	10,111	9,205
Depreciation of tangible fixed assets	67,020	76,090
Other operating income	(3,375)	(3,847)

	172,948	168,765

Operating income	68,904	96,168
Financial income and (expense)	(22,399)	(34,713)
Income tax benefits	(31,665)	(18,768)

Net income	78,170	80,223

        The fair value allocated to the operating contract with the oil company attached to the FPSO Haewene Brim amounts to approximately U.S.$1,000. Considering the relative insignificance of this amount the contract value has not been separated from the preliminary purchase price. The value of the contract has been included in the amount allocated to the FPSO.

        The acquisition was fully financed by a bridge facility of U.S.$194,834. The bridge facility bore interest at a margin of 1.3% over Libor. Based on a binding agreement with a consortium of banks financing the bridge facility, the bridge facility was refinanced into a long-term replacement credit facility on January 28, 2002. Therefore, the bridge facility has been classified as a non-current liability.

        The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each period, nor are they necessarily indicative of the future consolidated results.

5      Operating Lease Arrangements for FPSOs

        The material terms of the Company's FPSO agreements and the related revenue recognition policies are as follows:

(a)  FPSO Uisge Gorm

        The FPSO Uisge Gorm fees earned consist of:

  •
  A facility fee per day which is fixed for the lease period on the basis of a maximum number of days downtime per quarter. If the number of days downtime per quarter exceeds a certain limit, the facility fee can be reduced by a maximum of 50%, unless the Company demonstrates practical best endeavors in restarting production. The facility fee is recognized on a straight-line basis over the lease period. The reductions for downtime, if any, are recognized quarterly when incurred.

  •
  An operational fee per day for the operation, maintenance and insurance of the FPSO on the basis of minimum average oil production and water reinjection uptimes per year that exceed 95% and 85%, respectively. If the oil production and water reinjection uptimes fall below these thresholds, the operational fee is reduced according to a predetermined formula. The operational fee is adjusted periodically based on changes in agreed-upon official price indices applicable in the industry. The operational fee is recognized on a straight-line basis over the lease term. Contingent payments that depend on the uptimes for oil production and water injection or on changes in the price indices are recognized when the specified uptimes are realized or when the applicable price indices have changed.

  •
  Fee payments which relate to the specified and agreed upon volume of oil and water produced and gas lifted. Fee payments that depend on the volumes of oil and water produced and gas lifted are recognized when the specified and agreed-upon volumes have been produced.

  •
  Fee payments related to the price of oil up to a maximum of U.S.$10,000 since inception of the lease. This maximum was reached in October 2001. Fee payments that depend on the price of oil are recognized when the agreed-upon price level of oil has been reached.

(b)  FPSO Bleo Holm

        The FPSO Bleo Holm fees earned consist of:

  •
  A facility fee per day which is fixed for the lease period on the basis of an average weighted oil production, water reinjection and gas uplift uptime per quarter that exceeds 92.5%. If this weighted uptime exceeds or falls below this threshold, the facility fee is adjusted upward or downward quarterly on a pro rata basis. The facility fee is recognized on a straight-line basis over the lease period. The upward and/or downward adjustments for uptime, if any, are recognized quarterly when incurred.

  •
  An operational fee per day for the operation, maintenance and insurance of the FPSO, which is adjusted periodically based on changes in agreed-upon official price indices applicable in the industry. The operational fee is recognized on a straight line basis over the lease term. Contingent payments that depend on the changes in the price indices are recognized when the applicable price indices have changed.

  •
  Fee payments which are related to specified and agreed upon volumes of oil produced. Fee payments that depend on the volumes of oil are recognized when the specified and agreed-upon volumes have been produced.

(c)  FPSO Glas Dowr

        The FPSO Glas Dowr fees earned consist of:

  •
  A facility fee per day which is fixed for the lease period on the basis of minimum average oil production and water reinjection and uptimes per quarter exceeds 95%. If the oil production and water injection uptime exceeds or falls below this threshold, the facility fee is adjusted upward or downward quarterly on a pro rata basis. The facility fee is recognized on a straight-line basis over the lease period. The upward and/or downward adjustments for uptime, if any, are recognized quarterly when incurred.

  •
  An operational fee per day for the operation, maintenance and insurance of the FPSO on the basis of minimum average oil production and water reinjection uptimes per quarter of 95%. If the average oil production and water reinjection uptime exceeds or falls below this threshold, the operational fee is adjusted upward or downward on a pro rata basis. The fee is adjusted periodically based on changes in actual costs. The operational fee is recognized on a straight-line basis over the lease term. Contingent payments that depend on the uptimes or on changes in actual costs are recognized when the uptimes are realized or the actual costs have changed.

        During the year 2002 the Glas Dowr topsides were adjusted for relocation to another field. Since August 7, 2001 no facility and operational fees were earned.

(d)  FPSO Haewene Brim

        The FPSO Haewene Brim fees earned consist of:

  •
  A facility fee per day which is fixed for the lease period on the basis of minimum gas reinjection uptime per year of 85%. If this gas reinjection uptime falls below this threshold, the facility fee is adjusted downward yearly on a pro rata basis. If the gas reinjection uptime is above 92%, the facility fee is adjusted upward yearly on a pro rata basis. The facility fee is recognized on a straight-line basis over the lease period. The upward and/or downward adjustments for uptime, if any, are recognized annually when incurred.

  •
  An operational fee per day for the operation, maintenance and insurance of the FPSO, which is adjusted periodically based on changes in agreed upon official price indices applicable in the industry. The operational fee is recognized on a straight line basis over the lease term. Contingent payments that depend on changes in the price indices are recognized when the applicable price indices have changed.

  •
  Fee payments which are related to specified and agreed upon volumes of oil produced and the price of oil. Fee payments that depend on the volumes of oil produced and the price of oil are recognized when the specified and agreed upon volumes have been produced.

(e)  FPSO Munin

        The FPSO Munin fees earned consist of:

  •
  A facility fee per day which is fixed for the lease period on the basis of a minimum average oil production uptime per month of 93%. If the oil production uptime falls below this threshold, the facility fee is adjusted downward monthly according to a pre determined formula. There exists a minimum facility fee per day. The facility fee is recognized on a straight-line basis over the lease period. The upward and/or downward adjustments for oil production uptime, if any, are recognized monthly when incurred. The recognized facility fee is, at a minimum, the minimum facility fee.

  •
  Reimbursement of all operating expenses, except for some limited marine expenses and certain taxes. Reimbursement of operating expenses is recognized when the expenses are incurred.

  •
  Fee payments which are related to the volume of oil produced and the price of oil. Fee payments that depend on the volumes of oil and the price of oil are recognized when the specified volumes have been produced and the agreed-upon price level of oil has been reached.

(f)    Contingent payments

        Contingent payments for the years 2002, 2001 and 2000 amounted to U.S.$34,366, U.S.$30,677 and U.S.$22,088, respectively.

(g)  Guaranteed day rates

        Uisge Gorm.     The Company receives from Amerada Hess a defined day rate of approximately U.S.$114 per day that consists of a fixed facility fee for the provision of the FPSO and associated equipment and an indexed operating fee for the operation and maintenance of the vessel. The

Company is currently operating the Uisge Gorm (at pre-agreed rates) pursuant to an automatic extension of the existing service agreement that has no specific duration, but which can be terminated with six months' notice.

        Bleo Holm.     The Company receives from Talisman a defined day rate of approximately U.S.$162 that consists of a fixed facility fee for the provision of the FPSO and associated equipment and an indexed operating fee for the operation and maintenance of the vessel. Under the terms of the existing service agreement, Talisman is obligated to continue to make payments under the service agreement until July 2004, after which it may extend the contract at pre-agreed rates.

        Glas Dowr.     During the minimum contract period of three years, PetroSA will be required to pay a minimum fee of approximately U.S.$124 per day plus guaranteed tariff payments for each barrel of oil produced commencing on the date of first oil, which is anticipated in June 2003. The minimum fee per day consists of a fixed facility fee, a fixed operating fee and a fee for shuttle tanker services. The minimum guaranteed tariff payments until the end of the minimum contract period amount to U.S.$44,000. The minimum contract period under the service agreement commences on the date of first oil and will last for three years. The service agreement will terminate on the earlier of the date on which production ends and the FPSO is decommissioned and ten years from the date of the service agreement. PetroSA may terminate the service agreement prior to the expiration of the minimum contract period by giving the Company twelve months' written notice.

        Haewene Brim.     The Company receives from Shell a defined day rate of approximately U.S.$155 that consists of a facility fee for the provision of the FPSO and associated equipment (indexed to the pound sterling–U.S.$ exchange rate) and an indexed operating fee for the operation, maintenance and insurance of the vessel. Under the terms of the existing service agreement, Shell is obligated to continue to make payments to the Company until March 2004, after which time it may extend the service agreement pursuant to unlimited successive extension options at rates which are pre-agreed until March 2014 or terminate the service agreement at any time upon one-year's notice.

        Munin.     The Company receives from SOI a day rate consisting of a facility fee plus tariff payments linked to the actual volume of oil produced and the price of oil. In connection with the sale of the Munin, two of the parent companies of the original sellers of the Munin have guaranteed, on a pro rata basis, the payment of a minimum average day rate of U.S.$50 per day until the date on which the current extension option expires, irrespective of a potential early termination of the service agreement by SOI or disappointing returns from the Lufeng Field. The guarantees will not apply to the extent that the average day rate is reduced due to a technical malfunction of the Munin or inclement weather, and the guaranteed payments will be reduced to the extent that SOI utilizes the Munin during demobilization. The guarantee is also null and void if the service agreement is amended in a manner that reduces the applicable day rates or if it is terminated due to a force majeure event or for reasons under the Company's or SOI's control. The Company is the beneficiary of this guarantee. While the minimum contract period under the existing service agreement expired in February 2001, SOI has extended the life of the service agreement until February 2004 pursuant to an extension option.

6      Tax Lease Structures for FPSOs Uisge Gorm, Glas Dowr and Bleo Holm

        The Company has entered into tax lease structures with a leasing subsidiary of a UK bank ("the lessor"). The Company leases the FPSOs Uisge Gorm and Glas Dowr and the process facilities on board the FPSO Bleo Holm from the lessor for a period of 15 years commencing for the Uisge Gorm in August 1995, for the FPSO Glas Dowr in August 1997 and for the process facilities on board the FPSO Bleo Holm in April 1999. Substantially, all risks and rewards relating to the assets, including the proceeds in case the assets are sold, are for the account of the Company. As a consequence, the Company owns the full future economic rights to these assets. The above is reflected in the Company's balance sheet by continuing to reflect the FPSOs as tangible fixed assets, at historical cost.

        The composition of these assets under financial lease is as follows:

	2002	2001
	(in U.S.$ thousands)
FPSOs	661,161	661,161
Accumulated depreciation	(203,668)	(182,042)

Balance December 31	457,493	479,119

        At inception of the lease, the Company funded the future lease installments to a third party bank, which will pay the future lease installments to the lessor. Further, it is agreed that the lessor is not legally entitled to hold the Company liable in case the said bank does not fulfill its obligations against the lessor. Accordingly, the Company's balance sheet does not include a lease liability against the lessor for these leases.

        Under these tax lease structures:

  (a)
  The Company entered into a lease structure with a UK financial institution that provides the financial institution with an ownership interest in the relevant equipment whether by legal title or as purchaser under a conditional sale agreement. The UK ownership interest in the vessel entitles the UK financial institution to claim certain benefits of ownership of the equipment for tax purposes in its tax jurisdiction.

  (b)
  The financial institution paid the Company an amount of cash. This represents consideration for the tax benefits to be obtained by the financial institution in its tax jurisdiction. The income statement recognition of this cash receipt is deferred (see below).

  (c)
  The Company leases back the equipment from the financial institution under a lease which is a capital lease back. The liability under the capital lease back was extinguished upon inception of the lease because the parties to the transaction prefunded the liability under the lease back to a third party financial institution which will, as primary obligator, pay the future lease payments to the lessor and the lessor is not entitled to hold the Company liable under the lease back if the third party financial institution does not meet its obligations to make payments to the lessor.

        The tax lease benefits liability represents the amount that would need to be repaid to the lessor in the event of a voluntary termination of the leaseback arising from the tax lease structures of the FPSO Uisge Gorm, the FPSO Glas Dowr and the process facilities on board of the FPSO Bleo Holm and the liability declines as the tax benefits are recognized by the lessor.

7      Cash and Cash Equivalents

        No restrictions on usage of cash exist. Deposits represent primarily receipts from operating leases which are dedicated to redeem the loans under the corporate bank facility.

8      Accounts Receivable

        Accounts receivable are specified as follows:

	2002	2001
	(in U.S.$ thousands)
Trade	28,435	37,920
Less provision for uncollectable accounts	472	954

	27,963	36,966
Related party	89	65

	28,052	37,031

        The movement in the provision for uncollectable accounts is as follows:

	2002	2001
	(in U.S.$ thousands)
January 1	954	950
Additions	1,161	56
Release	(4)	—
Write offs	(1,639)	(52)

December 31	472	954

        Accounts receivable as presented under current assets mature within one year.

9      Other Receivables

        Other receivables as presented under current assets primarily consist of value added tax (VAT), insurance claims and accrued income.

10    Work in Process

        Work in process in excess of billings arises when revenues have been recorded but the amounts cannot be billed under the terms of the contracts. Such amounts are recoverable from customers upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of the contract. Work in process contains directly allocable costs (labor costs of services provided by third parties) as well as the appropriate portion of overheads including pro rata administrative expenses.

        Also included in work in process are amounts the Company seeks or will seek to collect from customers or others for errors or changes in contract specifications or design, contract change orders in dispute or unapproved as to both scope and price, or other customer related causes of unanticipated additional contract costs claims and pending change orders. These amounts are recorded at their estimated net realizable value when realization is probable and can be reasonably estimated. No profit is recognized on the costs incurred in connection with these amounts. Pending change orders involve the use of estimates and it is reasonably possible that revisions to the estimated recoverable amounts or recorded pending change orders may be made in the near term.

        Work in process is specified as follows:

	2002	2001
	(in U.S.$ thousands)
Cost incurred on projects	42,319	19,446
Profit/(Loss) recognized, less loss provisions taken	1,386	(267)

Revenues recognized	43,705	19,179
Invoiced to customers	(33,874)	(26,546)

	9,831	(7,367)

Which is specified as follows:
Cost incurred in excess of billings (work in process)	11,789	2,248
Billings in excess of cost and unrealized income	(1,958)	(9,615)

	9,831	(7,367)

11    Restricted Deposits

        The restricted deposits at December 31, 2002 and 2001 represent UK pound sterling deposits and are dedicated to act as security, primarily for the tax leasing structures entered into with respect to the FPSOs Uisge Gorm and Glas Dowr and the process facilities on board the FPSO Bleo Holm (see note 6). These deposits are released to free cash based on an agreed upon scheme between the contract parties.

        The deposits secure rent and termination payments under the leasing transactions. Subject to certain conditions under which the lessor must be satisfied that the value of its overall security is maintained (as described in the various lease documents) and the lessees and sub lessees are not in breach of their lease obligations, the Company shall be entitled periodically to a return of cash surplus to the required collateral amount. The required collateral amount is based on a cash flow driven by financial assumptions. Those are revised from time to time. The assumptions include, but are not limited to: the borrowing investment rate of the lessor; reserve asset costs; the lessor's year end; corporation tax level; VAT recoverability and zero rating on lease supplies; 25% writing down allowances; rental payment dates; the sale of the leased asset at the higher of fair market value and tax written down value; receipt of stipulated loss value in the same period as the sale and for a price at least equal to its then tax written down value; the lessor's interest on funding its net investment is available as a trading deduction; no change in the nature, method or application of UK tax laws or accounting practice; the period over which corporation tax relief is given to the lessor; the lessor's after tax profit; the rate of reinvestment; risk asset weighting percentage; method of accrual; pooling tax benefits; and others.

12    Tangible Fixed Assets

	Land and Buildings	FPSOs	Hulls	Machinery and Equipment	Office Equipment and Other Tangible Fixed Assets
	(in U.S.$ thousands)
Cost
January 1	636	1,134,050	54,101	54,198	3,779
Additions	—	89,206	4,859	—	716
Transfers	—	(1,450)	1,450	—	—
Translation result	—	—	—	—	2

December 31	636	1,221,806	60,410	54,198	4,497

Accumulated depreciation and impairment losses
January 1	116	216,203	—	50,060	2,685
Depreciation for the year	18	50,848	—	2,514	658
Translation result	—	—	—	—	(16)

December 31	134	267,051	—	52,574	3,327

Net book value	502	954,755	60,410	1,624	1,170

	Fixed Assets under Construction	Total 2002	Total 2001
	(in U.S.$ thousands)
Cost
January 1	—	1,246,764	951,784
Additions	324	95,105	294,992
Transfers	—	—	—
Translation result	—	2	(12)

December 31	324	1,341,871	1,246,764

Accumulated depreciation and impairment losses
January 1	—	269,064	210,734
Depreciation for the year	—	54,038	58,335
Transfers
Translation result	—	(16)	(5)

December 31	—	323,086	269,064

Net book value	324	1,018,785	977,700

        During 2002, the hulls were not in service and were therefore not depreciated. The hulls are held for use in future FPSO projects. Considering the tight ship yard capacity for new built hulls around the world, and considering the level of tender activity for new FPSO projects, the hulls are stated at historic cost and are not impaired.

        As of December 31, 2002, an amount of U.S.$49,526 (2001–U.S.$45,977) relating to capitalized interest is included in the cost value of the FPSOs and the hulls. Interest capitalized for the years 2002, 2001 and 2000 amounts to U.S.$3,549, U.S.$0 and U.S.$0, respectively.

        All FPSOs are subject to operating leases as disclosed in note 5.

        Certain FPSOs are held under tax lease structures as described in note 6.

        As of December 31, 2002, the gross carrying amount of certain machinery and equipment amounting to U.S.$51,669 and of certain office equipment amounting to U.S.$1,835 are fully depreciated. As of December 31, 2002, all these items are still in active use.

        The carrying amount of tangible fixed assets retired from the active use and held for disposal amounted to U.S.$502 of December 31, 2002 (2001–U.S.$519).

13    Debt Arrangement Fees

        Debt arrangement fees as of December 31, 2002 represent costs incurred relating to arranging and refinancing the long term corporate credit facility and the issuance of the 10 1/4% Senior Notes due 2012. At December 31, 2002, the net book value of the debt arrangement fees relating to the corporate credit facility and the 10 1/4% Senior Notes due 2012 amounts to U.S.$10,789 and U.S.$8,460, respectively. These fees are amortized on a straight line basis to interest expenses over the term of the facilities, 8 years for the corporate credit facility and 10 years for the 10 1/4% Senior Notes due 2012, respectively.

14    Other liabilities and accrued expenses

        Other liabilities and accrued expenses are specified as follows:

	2002	2001
	(in U.S.$ thousands)
Accrued interest	10,290	—
Deferred revenues	4,720	8,829
Accrued expenses	14,886	13,187
Other	4,577	1,204

Total	34,473	23,220

15    Lines of Credit

        The Company has lines of credit with banks available amounting to U.S.$560,000 (2001–U.S.$592,747), which are substantially denominated in U.S. dollars. At December 31, 2002, these facilities were unused to an amount of U.S.$235,267 (2001–U.S.$49,757). The used portion of these credit facilities is presented as (part of) short-term loans and long-term loans in the balance sheet.

        The conditions to the lines of credit are disclosed with the related borrowings as presented under note 17.

16    Short-Term Loan, Related Party

        The short-term loan from a related party represented a short-term loan from Marenco Investments Limited, a company of which all the shares are ultimately owned by the President of the Company. The President is also the indirect owner of 100% of the Company's outstanding shares. The loan carried 7% interest during 2002 and 2001 and was fully repaid in October 2002.

17    Long-Term Bank Loans

        Long-term bank loans at December 31, 2002 and 2001 represent loans as part of the lines of credit described under note 15, granted by a bank consortium for financing Bluewater's ownership of the FPSOs, and a short-term bridge credit facility.

        Long term bank loans are specified as follows:

	2002	2001
	(in U.S. $ thousands)
Corporate credit facility	—	216,000
Bridge credit facility	—	279,162
Replacement credit facility	324,733	—

Total	324,733	495,162

(a)  Corporate Credit Facility

        During 1998 Bluewater signed an 8 year U.S.$450,000 corporate credit facility with a consortium of international banks. The facility was used to repay loans for the FPSO Uisge Gorm, the FPSO Glas Dowr and the Fergus Flowlines and for the financing of the construction of FPSO Bleo Holm. The facility carries interest at an agreed margin of 0.8%–1.4% over Libor. At December 31, 2001 the interest rate was 2.93%. Because the interest rate is variable, the fair value of the corporate credit facility approximates the carrying value. These interest rates represent the contractual committed rates under the facility and do not represent the hedged rate under the interest rate swaps (note 29b).

        The facility is primarily secured with mortgages over the FPSOs and assignments of incoming cash flows generated from contracts with clients concerning the FPSOs.

(b)  Bridge Credit Facility

        During 2001, the Company signed a short-term bridge credit facility of U.S.$288,000 with a consortium of international banks. The bridge credit facility was used to finance the acquisitions of the Haewene Brim and the Munin Businesses as described in Note 4. The bridge credit facility carries interest at a margin of 1.3% over Libor. Because the interest rate is variable, the fair value of the bridge credit facility approximates the carrying value. At December 31, 2001 the interest rate was 3.89%.

        The bridge credit facility is primarily secured with a pledge on the assets of Bluewater (New Hull) N.V.; however, the lender's recourse to its assets is limited to U.S.$50,000.

        In addition, Aurelia Energy N.V., Bluewater Energy N.V., Bluewater Holding B.V., Bluewater Offshore Production Systems Limited, Bluewater Equipment Leasing Limited and Bluewater Terminal Systems N.V. have each guaranteed all of the obligations of the borrowers under the bridge credit facility; however, the lender's recourse against all of these guarantors is limited to U.S.$25,000 in the aggregate.

        Based on a binding agreement with a consortium of banks financing the bridge credit facility, the bridge credit facility was refinanced by a long-term replacement credit facility on January 28, 2002. Therefore the bridge credit facility has been classified as a non-current liability.

(c)  Replacement Credit Facility

        At January 28, 2002, the Company refinanced its outstanding debt under a U.S.$450,000 revolving corporate credit facility and its outstanding debt under a U.S.$288,000 bridge credit facility with funds drawn under an 8-year, U.S.$600,000 replacement credit facility. The replacement credit facility can be used to finance the construction of new FPSOs and, to a limited extent, for general corporate purposes. Interest is payable at a rate that is equal to a specified margin over LIBOR. The margin, which is currently 1.400%, varies from 1.300% to 1.700% depending, among other factors, on the amount outstanding under the facility. At December 31, 2002 the interest rate was 2.84%. The costs incurred in arranging the replacement credit facility have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the facility.

        The facility is primarily secured with mortgages over the FPSOs and assignments of incoming cash flows generated from contracts with clients concerning the FPSOs.

18    10 1/4% Senior Notes due 2012

        In February 2002, the Company issued U.S.$260,000 aggregate principal amount of 10 1/4 Senior Notes due 2012 through its finance subsidiary, Bluewater Finance Limited, to investors in Europe and the United States at a price of 98.47% of the aggregate principal amount thereof. The Company used the gross proceeds from the insurance of the 10 1/4% Senior Notes due 2012 to repay approximately U.S.$248,500 of indebtedness outstanding under its replacement credit facility and to pay approximately U.S.$7,500 of costs relating to the issuance. The Company and each of its direct and indirect subsidiaries (other than Bluewater Finance Limited and Brightfield Corporation (a subsidiary in liquidation with no material assets, liabilities or operations)) have fully and unconditionally guaranteed the 10 1/4% Senior Notes due 2012 on a joint and several basis. Bluewater Finance Limited is a 100% owned finance subsidiary of the Company and each other subsidiary of the Company is wholly-owned, directly or indirectly, by the Company. The Company has no independent assets or operations. There are no significant restrictions on the ability of the Company or any other guarantor of the 10 1/4% Senior Notes due 2012 to obtain funds from its subsidiaries by dividend or loan. Neither Bluewater Finance Limited nor any of the guarantors of the 10 1/4% Senior Notes due 2012 (other than the Company) are restricted by any third party in their ability to transfer funds within the meaning of Rule 4-08 (e)(3) of Regulation S-X. As a result, the guarantees of the 10 1/4% Senior Notes due 2012 meet the conditions of Rule3-10(d) or Regulation S-X. The fair value of the 10 1/4% Senior Notes due 2012 at December 31, 2002 amounts to U.S.$257,400 and is based on the quoted market price.

19    Long-Term Loans Related Party

        The long-term loans from a related party represents a long-term loan from Marenco Investment Limited, a company of which all the shares are ultimately owned by the President of the Company. The President is also the indirect owner of 100% of the Company's outstanding shares. The major conditions of these loans are as follows:

  1.
  The repayment of the loans is subordinated to the full repayment of the corporate credit facility unless an allowed dividend distribution is replaced by a repayment of the loans. Accordingly, redemption is not expected to take place before December 31, 2012.

  2.
  The loan carries interest at a 7% per annum (2001–7%).

  3.
  Until the repayment of the corporate credit facility, interest amounts shall not be paid, but shall be added to the loan on a yearly basis.

  4.
  Before the repayment of the corporate credit facility, the Company shall not give any security for the repayment of the loan.

        The fair value of these loans at December 31, 2002 and 2001 amounted to U.S.$160,612 and U.S.$125,685 respectively. The fair value as of December 31, 2002 and 2001 has been determined by an independent bank, based on the discounted cash flow method assuming redemption in 5 equal annual installments as from December 2012.

20    Tax Lease Benefits Liability

        For the year ended December 31, 2002, the liability to repay tax lease benefits declined with U.S.$7,211 (2001–U.S.$4,133). Other movements in the tax lease benefits liability result from fluctuations in currency exchange rates and market interest rates.

21    Deferred Income

        The movement in deferred income is as follows:

Additional Facility Fee
(in U.S.$ thousands)
Balance January 1, 2001	2,745
Amortization	(1,647)

Balance December 31, 2001	1,098
Amortization	(1,098)

Balance December 31, 2002	—

22    Employee Benefits Obligations

(a)  Defined Benefit Plan

        The group companies in the Netherlands provide defined benefit pension plans for all its employees. Provisions for pension obligations are established for benefits payable in the form of retirement and surviving dependant pensions. Benefits are dependent on years of service and the respective employee's compensation.

        The group determined its transitional liability for defined benefit plan as the present value of the obligation at the date of adoption minus the fair value of plan assets minus past service cost. The resulting transitional liability was more than the liability that had been recognized on the same date under the enterprise's previous accounting policy. The companies have chosen to recognize that increase as an expense on a straight-line basis over 5 years. As of January 1, 1998, the entire transitional liability was expensed as pension costs in prior years.

        The obligation resulting from defined benefit pension plans is determined using the projected unit credit method. Unrecognized gains and losses resulting from changes in actuarial assumptions are recognized as income (expense) over the expected remaining service life of the active employees, when these gains or losses exceed the 10% corridor of the pension benefit obligation. There were no plan terminations, curtailments or settlements for the year ended December 31, 2002 or 2001.

        Plan assets are incorporated in the insurance company's profit sharing plan, which is based on the fictitious yield of Dutch State Bonds. The insurer guarantees a minimum yield of 4%.

        The movement in the defined benefit obligations is as follows:

	2002	2001
	(in U.S.$ thousands)
Benefit obligation at January 1	5,059	6,327
Service cost	1,166	1,398
Interest cost	305	330
Plan participants' contributions	—	—
Actuarial gain/(loss)	2,138	(2,996)
Benefits paid	(14)	—
Translation result	1,289	—

Benefit obligation at December 31	9,943	5,059

        The movement in plan assets is as follows:

	2002	2001
	(in U.S.$ thousands)
Fair value of plan assets at January 1	4,621	4,001
Actual return on plan assets	1,951	(6)
Employer contribution	813	626
Plan participants' contributions	—	—
Benefits paid	(14)	—
Translation result	1,160	—

Fair value of plan assets at December 31	8,531	4,621

        The following table reconciles the funded items of defined benefit plans to the amounts recognized in the balance sheet:

	2002	2001
	(in U.S.$ thousands)
Benefit obligation	9,943	5,059
Fair value of plan assets	(8,531)	(4,621)

Funded status	1,412	438
Unrecognized net actuarial loss	2,481	2,658

Accrued benefit cost	3,893	3,096

        Components of net periodic benefit cost:

	2002	2001	2000
	(in U.S.$ thousands)
Service cost	1,166	1,398	1,223
Interest cost	305	330	281
Expected return on plan assets	(319)	(99)	(207)
Recognized net actuarial (gain)/loss	(155)	(144)	—

Net periodic benefit cost	997	1,485	1,297

        Principal actuarial assumptions used to determine pension obligations as of December 31, 2002 and 2001 were as follows:

	2002	2001
Discount rate	5.0%	5.5%
Expected return on plan assets	4.5%	5.5%
Wage and salary increases
25–35	4.5%	5.5%
35–45	4.0%	5.0%
45–55	3.5%	4.5%
55–65	3.0%	4.0%
Retirement benefit increases	2.5%	3.5%
Average employee turnover
25–35	7.0%	7.0%
35–45	6.0%	6.0%
45–55	4.0%	4.0%
55–65	0.0%	0.0%

(b)  Defined Contribution Plan

        The group companies in the United Kingdom sponsor defined contribution plans based on local practice and regulations. The plans provide for contributions amounting to 5% of salary. The contributions relating to defined contribution plans are charged to income in the year to which they relate. For the years 2002, 2001 and 2000 contributions charged to income amount to U.S.$370, U.S.$266 and U.S.$240, respectively.

23    Operations Expenses

        Operations expenses are specified as follows:

	2002	2001	2000
	(in U.S.$ thousands)
SPM contracts	55,162	23,506	14,478
FPSO contracts	90,147	60,289	53,369

	145,309	83,795	67,847

24    Selling, General and Administrative Expenses

        Selling, general and administrative expenses are specified as follows:

	2002	2001	2000
	(in U.S.$ thousands)
Personnel	5,582	5,626	3,593
Marketing/Advertising	612	432	246
Professional advisory fees	1,395	953	2,562
Rent	376	353	151
Other	1,771	2,103	1,282

	9,736	9,467	7,834

25    Personnel Expenses and Number of Personnel

        Personnel expenses are specified as follows:

	2002	2001	2000
	(in U.S.$ thousands)
Personnel on payroll:
Wages and salaries	20,368	16,044	12,500
Pension costs	1,367	1,790	1,537
Other social security contributions	2,196	1,543	1,752

	23,931	19,377	15,789
Personnel costs from temporary agencies	10,632	5,957	2,353

	34,563	25,334	18,142

        The average number of personnel employed by the group was 501 (2001–355, 2000–296) and is specified as follows:

	2002	2001	2000
	(in U.S.$ thousands)
Personnel on payroll:
Engineers	238	190	170
Sales	20	10	11
General and administrative	116	84	75

	374	284	256
Temporary agencies	127	71	40

	501	355	296

26    Other Operating Income

        Other operating income represents primarily the release of the tax lease benefits liability as disclosed in note 20.

27    Income Taxes

        The income tax receivable relates to prepaid income taxes in the United Kingdom primarily, originating from 1995 which are collectable from the local tax authorities.

        The income tax liability at December 31, 2002 and 2001 is specified as follows:

	2002	2001
	(in U.S.$ thousands)
Current:
The Netherlands Antilles	1,107	525
United Kingdom	19	523
Other countries (the Netherlands, Malta, Norway)	745	833

	1,871	1,881
Deferred:	—	—

	1,871	1,881

        The provision for income taxes is as follows:

	2002	2001	2000
	(in U.S.$ thousands)
Current taxes:
Domestic	582	—	464
Foreign	1,688	(230)	1,279

	2,270	(230)	1,743
Deferred taxes:
Domestic	—	—	—
Foreign	(25,885)	(32,384)	(23,653)

	(25,885)	(32,384)	(23,653)

Total provision	(23,615)	(32,614)	(21,910)

        The reconciliation of the computation of the provision for income taxes at statutory tax rates to the effective provision for income taxes is as follows:

	2002	2001	2000
	(in U.S.$ thousands)
Income before income taxes:
Domestic	47,914	41,873	(6,782)
Foreign	(34,151)	(10,607)	44,711

	13,763	31,266	37,929
The Netherlands Antilles statutory tax rate	3%	3%	3%

Expected provision for income taxes at statutory tax rate	413	938	1,138
Increase (reduction) in income taxes from:
Non-taxable income	1,857	(1,168)	667
Foreign tax rate differences	—	—	(62)
Deductions in foreign jurisdictions	(25,885)	(32,384)	(23,653)

Provision for income taxes	(23,615)	(32,614)	(21,910)

        The effective tax rate for financial statement purposes differs from the statutory tax rate in the Netherlands Antilles as the Company is subject to taxation in various countries with different statutory tax rates and taxable results vary in the various countries involved. Further, some group companies have specific tax rulings with local tax authorities and other group companies are registered as operating or non-operating offshore companies in the countries where they are legally seated. Consequently, taxable results of various group companies are not related to the operating results of these companies.

        At December 31, 2002 and 2001, the tax effects of temporary differences and carry forwards that give rise to the Company's deferred income tax assets and liabilities are as follows:

	2002	2001
	(in U.S.$ thousands)
Tax loss carry forwards	80,900	56,037
Pensions	1,362	947
Interest rate swaps	2,708	2,101

Net deferred tax assets	84,970	59,085

        The tax loss carry forwards available to the Company relate primarily to the group companies in the Netherlands and do not expire. These tax loss carry forwards result primarily from the amortization of goodwill and interest expense on intercompany debt which resulted from the internal restructuring as disclosed in note 31(c). While the internal restructuring and Dutch tax treatment of the group companies remains subject to review by the Dutch tax authorities, based on ongoing discussions with the Dutch tax authorities, as disclosed in note 31(c), the amount of goodwill that will ultimately result from the internal restructuring and be amortized for income tax purposes, and the amount of interest bearing intercompany debt relating thereto, is potentially subject to decrease from the amounts that were originally applied in connection with the restructuring. Although the Company believes that its position with respect to the tax consequence of the internal restructuring remains strong, and while it continues to contend that it should be entitled to take advantage of the full amount of goodwill and deductible interest relating to the internal restructuring, the Company cannot record the full amount of the tax loss carry forwards relating thereto. Accordingly, the Company has recorded the minimum amount of tax loss carry forwards that it considers probable to result from its discussions with the Dutch tax authorities. No assurance can be given, however, that the Company will ultimately be able to realize the estimated amounts. Based on the Company's history of earnings, and because the tax loss carry forwards do not expire, the Company believes that it is more likely than not that the estimated amount of tax loss carry forwards and the deferred tax asset relating thereto will be fully realized and, accordingly, has not accounted for a valuation allowance.

28    Segment Information

        The Company considers that the business segments, FPSOs and SPMs, are strategically and operationally interrelated and provide similar services to the same client base. The Company's decision makers regularly review the operating results of these two segments in resource allocation decisions and performance assessments based on internal management information of which the following data have been derived.

        For internal and external reporting purposes, the accounting principles applied are identical.

        The segment information per business segment is as follows:

	2002	2001	2000
	(in U.S.$ thousands)
FPSO
Revenues	219,093	178,138	182,806
Segment net income	50,426	71,373	60,295
Identifiable assets	1,248,772	1,158,006	887,189
Capital expenditures	89,206	292,044	10,905
Depreciation and amortization	52,994	57,616	63,661
Interest income and (expense)	(45,587)	(21,354)	(30,399)
Income taxes	(21,560)	(29,777)	(20,004)
SPM
Revenues	43,706	19,179	17,391
Segment net loss	(13,048)	(7,493)	(456)
Identifiable assets	30,525	30,855	18,364
Capital expenditures	5,899	2,948	1,006
Depreciation and amortization	1,044	719	397
Interest income and (expense)	136	(2,234)	(79)
Income taxes	(2,055)	(2,837)	(1,906)
Other
Revenues	—	—	—
Segment net income	—	—	—
Identifiable assets	523	326	4,469
Capital expenditures	—	—	—
Depreciation and amortization	—	—	—
Interest income and expense	—	—	—
Income taxes	—	—	—
Consolidated
Revenues	262,799	197,317	200,197
Segment net income	37,378	63,880	59,839
Identifiable assets	1,279,820	1,189,187	910,022
Capital expenditures	95,105	294,992	11,911
Depreciation and amortization	54,038	58,335	64,058
Interest income and (expense)	(45,451)	(23,588)	(30,478)
Income taxes	(23,615)	(32,614)	(21,910)

        The reconciliation of capital expenditures in tangible fixed assets as per the consolidated cash flow statement to the segment information is as follows:

	2002	2001	2000
	(in U.S.$ thousands)
Capital expenditure for FPSO Munin included in acquisition Munin Business	—	91,057	—
Capital expenditure for FPSO Haewene Brim included in acquisition Haewene Brim Business	—	190,288	—
Additions to tangible fixed assets	95,105	13,647	11,911

Capital expenditures per segment information	95,105	294,992	11,911

        Customers accounting for 10% or more of consolidated revenue are as follows:

	2002		2001		2000
	(in U.S.$ thousands)%		(in U.S.$ thousands)%		(in U.S.$ thousands)%
Amerada Hess	48,659	19	98,931	50	117,393	59
Talisman	74,227	28	72,464	37	57,915	29
Enterprise Oil	57,757	22	—	—	—	—

        Revenues per geographical area are as follows:

	2002	2001	2000
	(in U.S.$ thousands)
FPSO
Europe	183,690	174,153	182,806
Asia	23,030	3,985	—
Africa	12,373	—	—

Total FPSO	219,093	178,138	182,806

SPM
Europe	4,869	7,287	5,262
Asia	14,070	4,939	—
Africa	24,767	6,953	1,805
Australia	—	—	6,974
South America	—	—	3,350

Total SPM	43,706	19,179	17,391

Total	262,799	197,317	200,197

        Long-lived assets per geographical area are as follows:

	2002	2001
	(in U.S.$ thousands)
Europe	595,015	886,031
Asia	85,784	91,669
Africa	337,986	—

Total	1,018,785	977,700

29    Financial Instruments

        The Company uses (in the normal course of business) various types of financial instruments. Financial instruments include those recognized in the balance sheet (on-balance sheet) and off-balance sheet financial instruments.

        The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Fair values are determined from listed market prices, price quotations from banks or from pricing models.

        The Company has procedures and policies in place to control risks related to financial instruments. These policies and procedures include a clear segregation of duties between operating, settlement, accounting and controlling of all financial instruments used. The spread of the Company's activities limits exposure to concentrations of credit or market risk. The Company's management is involved in the risk management process.

        The Company attempts to minimize the counterparty credit risk associated with the financial instruments used by selecting counterparties that it believes to be creditworthy.

(a)  On-balance sheet instruments

        Financial instruments in the balance sheet substantially include long-term receivables, accounts receivable trade, short-term loans, cash, deposits, long-term loans, short-term loans and accounts payable trade. The fair value of these financial instruments approximates their carrying value, unless indicated otherwise.

(b)  Interest rate swaps

        The Company has entered into interest rate swap agreements to mitigate interest rate risks on specific external debt. Interest rate swap agreements which convert floating interest rate exposures into fixed interest rate are designated as cash flow hedges. The contracts outstanding at December 31, 2002 are a fixed interest rate payable—6.72%—and a U.S.$ denominated floating interest rate receivable which will mature in December 2004 and a fixed interest rate payable—3.46%—and a U.S.$ denominated floating interest rate receivable which will mature in January 2006. Its fair value amounts to an obligation of U.S.$7,736. A corresponding amount is recorded as a negative component of accumulated other comprehensive income at December 31, 2002 which will be reclassified as a charge to income in the future as interest is paid on the underlying debt. Based on the fair value of the swap at December 31, 2002, U.S.$7,308 is expected to be recorded as a charge to interest expense in the income statement for the year ending December 31, 2003. The fair value of the interest rate swap is based on quotes from an independent bank.

        In connection with the cash flow hedging activities, the Company has recorded a net transitional loss of U.S.$2,500 in other comprehensive income on adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), at January 1, 2001. There was no significant ineffectiveness relating to designated cash flow hedges during 2002.

(c)  Foreign currency exchange contracts

        Foreign currency exchange contracts are used to mitigate currency exchange rate risks resulting from cash flows from (anticipated) business activities denominated in foreign currencies.

        The Company marks all foreign currency exchange contracts to fair value. Therefore, no differences exist between book value and fair value.

        The total contract/notional amounts and the values of foreign currency exchange contracts are as follows:

	Total Contract/Notional
	Currency	Amount		Fair Value
		2002	2001	2002	2001
		(in U.S.$ thousands)
Contracts to buy foreign currencies	GBP	—	609	—	(10)
	NLG	—	433	—	—

		—	1,042	—	(10)

        These foreign currency exchange contracts matured at various dates through fiscal year 2002.

        As of December 31, 2002 the Company did not have any foreign currency exchange contracts.

30    Commitments

(a)  Rent obligations and operational lease agreements

        The Company leases building and office space and cars under various operating lease agreements extending through fiscal year 2007.

        The following is a schedule of future minimum rental payments for the next 5 years:

Year Ending December 31, 2002
(in U.S.$ thousands)
2003	2,155
2004	1,898
2005	1,772
2006	913
2007	185

6,923

        Lease expenses for the years ended December 31, 2002, 2001 and 2000 under all operating leases amounted to approximately U.S.$1,905, U.S.$1,275 and U.S.$1,165 respectively.

(b)  Guarantees

        The Company has guarantee facilities with banks available amounting to U.S.$45,800. At December 31, 2002, these facilities were used for a total amount of U.S.$3,650 (2001–U.S.$4,405) to provide bank guarantees to certain third parties.

31    Loss Contingencies

(a)  Tax lease structure

        Under certain specific events (involuntary termination or a successful challenge to the tax lease structure by the UK tax authorities), the tax lease benefits liability described in notes 6 and 20 and referred to in notes 11 and 26 may need to be repaid to the lessor at an amount greater than the carrying value of the liability. The likelihood that such specific events will occur is considered to be remote.

(b)  Claims and suits

        From time to time, the Company is subject to various claims and suits arising out of the ordinary course of business. While the ultimate result of all such matters is not presently determinable, based upon current knowledge and facts, management does not expect that their resolution will have a material adverse effect on the Company's consolidated financial position or results of operations. At December 31, 2002 no significant claims or suits existed against the Company.

(c)  Internal restructuring and tax audit

        Effective January 1, 2000, the Company entered into an internal restructuring process. In connection therewith, the economic interests in most of the assets and liabilities of certain non Dutch consolidated group companies (the "selling companies") were sold to Bluewater Holding B.V., another consolidated group company, while legal title to the assets and liabilities transferred remained with the selling entities. The valuation of the assets and liabilities transferred was based on a valuation report prepared by an independent investment bank. The sales of these economic interests resulted for income taxes purposes only in intercompany profits at the level of the selling companies and the creation of a corresponding amount of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. Although extensive discussions were held with the tax authorities on the tax structure of the Company and the internal restructuring, the Company's tax structure and the tax consequences of the internal restructuring became subject to a tax audit and remain subject to further review by the tax authorities.

        In May 2002, the Company received a draft tax audit report from the Dutch tax authorities. The draft tax audit report included certain proposed factual findings relating to the issue of whether our non-Dutch companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not represent a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft audit report, the Dutch tax authorities assessed, in June 2002, additional taxes with respect to a Dutch group member for its 1998 and 1999 tax years and assessed, in November 2002, additional taxes with respect to certain non-Dutch group members for their 1997 and 1999 tax years. The total amount of these assessments, including interest, is €52.9 million (U.S.$55.5 million), consisting of €12.0 million (U.S.$12.6 million) for the 1997 tax year, €16.0 million (U.S.$16.8 million) for the 1998 tax year and €24.9 million (U.S.$26.1 million) for the 1999 tax year. The Company is in discussions with the Dutch tax authorities regarding these taxes and are vigorously contesting their assessment. The Company believes that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities' position is based are incomplete and incorrect, and that the assessment of such additional taxes is contrary to certain favorable tax rulings which it has received from them. The Company also believes that, even if the methodology used by the Dutch tax authorities in formulating the assessments were accepted as correct (which the Company does not), the assessments contain a double-counting of certain taxes (estimated at €7.0 million (U.S.$7.3 million)) and that, even assuming the methodology used by the Dutch tax authorities in formulating the assessments were accepted as correct (which the Company does not), the total amount of the assessments, including interest, should not exceed €45.9 million (U.S.$48.2 million). In any event, the Company believes that any assessment of additional taxes is incorrect, and that it is likely that it will prevail on the merits in any final determination of the assessments. Accordingly, the Company intends to continue to contest vigorously the imposition of any additional taxes and, if necessary, to seek administrative and judicial review of the assessments. Administrative and judicial review of the assessments in the Netherlands would likely take several years. The Company intends to withhold payment of such taxes pending final resolution of the issue. Although the Company has no assurance, however, that the relevant issues will ultimately be resolved in its favor, the Company believes that it is not probable that additional Dutch income taxes will be payable for the 1997, 1998 and 1999 tax years, and, accordingly, the Company did not accrue for the aforementioned tax assessments in these audited consolidated financial statements.

        In connection with the draft tax audit report, Company is also in discussions with the Dutch tax authorities concerning its internal restructuring. In the course of such discussions, the Dutch tax authorities have confirmed to the Company that they will not seek to tax any capital gain that may be associated with the sale of the relevant economic interests in connection with the Company's internal restructuring, but instead will focus their analysis only on the amount of goodwill and deductible interest related to the internal restructuring and the percentage of goodwill and deductible interest from the Company's internal restructuring that should ultimately be attributed to the Company's non-Dutch activities. The outcome of such discussions could limit the Company's ability to take advantage of future tax savings associated with its internal restructuring by limiting the amount of goodwill that the Company may amortize and the amount of interest it may deduct for tax purposes in future periods. However, based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, the Company estimates that it is currently probable that it will realize benefits relating to at least U.S.$434,000 of amortizable goodwill and at least U.S.$768,000 of interest bearing intercompany debt in connection with its internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes. In addition, in December 2001, U.S.$379,500 of the intercompany indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that the Company may take advantage of in subsequent periods. Notwithstanding the Company's current estimate, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on the Company's actual tax position, because any such definitive quantification depends on a number of future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in any possible future challenge to the Company's internal restructuring, as well as the outcome of any relevant proceedings.

(d)  Operational risks—not insured or insurable on economically favorable terms

        The Company maintains insurance coverage in such amounts as it believes to be prudent against normal risks in operations, including, among other things, the risk of pollution and damage to FPSOs. Certain risks (such as business interruptions and environmental liabilities in excess of certain limits), however, are either not insurable or are insurable only at rates the Company considers uneconomical. The Company's insurance coverage does not protect against loss of revenues, although the Company is required under the credit facility to obtain such assurance if the number of FPSOs from which it receives revenues falls below three.

        At December 31, 2002, no uninsured events existed that will have a material adverse effect on the consolidated financial position or operations of the Company.

32    Shareholder's Equity and Appropriation of Net Income

        The Articles of Incorporation provide that the result for the year is subject to the disposition to be decided upon at the Annual General Meeting of Shareholders. Each share (common and non-profit sharing five percent non-cumulative preference share) entitles to cast one vote. The preference shares do not have preference rights in case of liquidation of the Company. Directors of the Company are authorized to decide upon the payment of an interim dividend by way of advance to dividends expected. No dividend is proposed to be paid over 2002.

        Management proposes to add the net income for the year to retained earnings. This proposal has been reflected in the accompanying financial statements.