Form 20-F/A
period 2002-12-31
AURELIA ENERGY N V
filed 2003-04-23
CIK 1172374

Use these links to rapidly review the document
TABLE OF CONTENTS
PART III

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

        Item 17 ☐    Item 18 ☒

EXPLANATORY NOTE

        The Registrant has amended its Annual Report on Form 20-F (as filed with the Securities and Exchange Commission on April 15, 2003) to correct the following typographical and transcription errors:

  •
  The percentage of the Registrant's net income for the year ended December 31, 2001 that was attributable to the Registrant's FPSO business has been changed from "117.7%" to "111.7%" in Items 4(B) and 5(A).

  •
  Net cash (used in) investing activities for the year ended December 31, 2000 has been changed from "(11,941)" to "(11,884)" in Item 3(A).

  •
  Total debt for the year ended December 31, 2002 has been changed from "632,127" to "581,103" in Item 3(A).

  •
  Capital expenditures, net for the year ended December 31, 2001 has been changed from "14,618" to "13,647" in Item 3(A).

  •
  Ratio of net debt to EBITDA for the year ended December 31, 2000 has been changed from "2.51x" to "2.54x" in Item 3(A).

  •
  Net income for the years ended December 31, 2001 and 2002 has been changed from "U.S.$37.4 million" and "U.S.$38.0 million", respectively, to "U.S.$63.9 million" and "U.S.$37.4 million", respectively, in the year-on-year comparison in Item 5(A).

  •
  Accrued interest on the subordinated loan from Marenco Investments Limited for the year ended December 31, 2002 has been changed from "U.S.$7.5 million" to "U.S.$8.2 million" in Item 5(B).

        No changes have been made to the Registrant's audited financial statements included in Item 18.

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

	As at and for the year ended December 31,
	1998	1999	2000	2001	2002
	(in U.S.$ thousands, except ratios and share and per share amounts)
Income Statement Data:
Revenues	342,374	274,918	200,197	197,317	262,799

Operations expenses	214,484	154,188	67,847	83,795	145,309
Selling, general and administrative expenses	8,709	6,905	7,834	9,467	9,736
Other operating income	(3,894)	(4,113)	(3,847)	(3,375)	(4,046)

Depreciation of tangible fixed assets and amortization of intangible fixed assets	42,413	59,692	64,058	58,335	54,038

Total operating expenses	261,712	216,672	135,892	148,222	205,037

Operating income	80,662	58,246	64,305	49,095	57,762

Interest income	8,377	7,219	5,638	5,188	3,447
Interest expense	(19,194)	(32,285)	(36,116)	(28,776)	(48,898)
Currency exchange results	(6,718)	11,045	4,102	5,759	1,452

Total financial income and expenses	(17,535)	(14,021)	(26,376)	(17,829)	(43,999)

Income before income taxes	63,127	44,225	37,929	31,266	13,763
Income taxes	2,594	(1,169)	(21,910)	(32,614)	(23,615)

Net income	60,533	45,394	59,839	63,880	37,378

Number of common B shares outstanding	136,000	136,000	136,000	136,000	136,000
Net income per common B share	445	334	440	470	275

Balance Sheet Data:
Cash and cash equivalents	17,519		21,210		25,295		15,713		23,024
Fixed assets(1)	804,730		793,313		741,050		977,700		1,018,785
Total assets	970,601		976,047		910,022		1,189,187		1,279,820
Total debt(2)	475,303		438,976		347,754		546,577		581,103
Subordinated Marenco loan	103,107		114,492		116,350		117,616		125,849
Shareholders' equity (net assets)	263,206		307,487		366,951		424,704		460,191
Cash Flow Data:
Net cash provided by operating activities	36,531		77,095		103,835		73,719		84,420
Net cash (used in) investing activities	(228,438)		(48,523)		(11,884)		(285,102)		(95,105)
Net cash provided by (used in) financing activities	191,578		(24,942)		(87,047)		203,275		20,018
Other Financial Data and Ratios:
EBITDA(3)	123,075		117,938		128,363		107,430		111,800
Capital expenditures, net(4)	228,530		48,275		11,911		13,647		95,105
Cash interest paid(5)	31,356		36,610		28,232		20,738		41,829
Ratio of EBITDA to cash interest paid	3.93	x	3.22	x	4.55	x	5.18	x	2.67	x
Ratio of net debt to EBITDA(6)	3.72	x	3.54	x	2.54	x	4.94	x	4.99	x
Ratio of earnings to fixed charges(7)	2.33	x	1.76	x	2.10	x	2.15	x	1.25	x

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

(B)  Business Overview

Overview of Operations

        We conduct our operations principally through two businesses that we staff and resource according to market conditions and our business needs. These businesses consist of our:

  •
  FPSO business.    Our FPSO business earns revenues from the design, development and operation of FPSOs pursuant to medium- and long-term service agreements with oil companies. Under these agreements, we generally are paid a defined day rate consisting of a fixed facility fee that covers the rental of the FPSO and associated equipment and an indexed operating fee that covers the cost of operating, maintaining and insuring the vessel. We may also receive additional tariff payments based on oil or water production or gas lift volumes (or a combination of those volumes), bonus payments that relate to the prevailing price of oil and certain other fees. The medium- to long-term profile of our service agreements provides us with stable and predictable revenues. During the term of these agreements, the revenues from our FPSO business are generally significantly insulated from fluctuations in the price of oil and changes in the levels of exploration and production activities of oil companies. Our FPSO fleet currently consists of five high specification FPSOs (the Uisge Gorm, the Bleo Holm, the Glas Dowr, the Haewene Brim and the Munin) that we have contracted to our companies under service agreements and two FPSO hulls (the Aoka Mizu and the Paradise) that we are marketing worldwide. In 2000, 2001 and 2002, our FPSO business generated 91.3%, 90.3% and 83.4% of our revenues, respectively, 100.8%, 111.7% and 134.9% of our net income, respectively, and 99.8%, 106.9% and 113.1% of our EBITDA, respectively.

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

        Our FPSO business earns revenues from the design, development and operation of FPSOs pursuant to medium- and long-term service agreements with oil companies. We treat our service agreements as "operating leases" under U.S. GAAP and present them as such in our consolidated financial statements. Under these agreements, we generally are paid a defined day rate consisting of a fixed facility fee that covers the rental of the FPSO and associated equipment and an indexed operating fee that covers the cost of operating, maintaining and insuring the vessel. We may also receive additional tariff payments based on oil or water production or gas lift volumes (or a combination of those volumes), bonus payments that relate to the prevailing price of oil and certain other fees. Our FPSO fleet currently consists of five high specification FPSOs (the Uisge Gorm, the Bleo Holm, the Glas Dowr, the Haewene Brim and the Munin) that we have contracted to oil companies under service agreements and two FPSO hulls (the Aoka Mizu and the Paradise) that we are marketing worldwide. In 2000, 2001 and 2002, our FPSO business generated 91.3%, 90.3% and 83.4% of our revenues, respectively, 100.8%, 111.7% and 134.9% of our net income, respectively, and 99.8%, 106.9% and 113.1% of our EBITDA, respectively.

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

Income Taxes and Net Income

        We recorded U.S.$23.6 million of income tax credits in 2002, compared to U.S.$32.6 million of income tax credits in 2001. These income tax credits consisted of current tax charges of U.S.$2.3 million in 2002, compared to current tax credits of U.S.$230,000 in 2001, and deferred tax credits of U.S.$25.9 million in 2002, compared to deferred tax credits of U.S.$32.4 million in 2001. Our deferred tax credits decreased over the period primarily due to variances in operational results before income taxes of our group companies that are subject to Dutch income taxes and to the conversion by Bluewater Holding B.V. of U.S.$379.5 million of interest bearing intercompany debt into share capital in December 2001. After taking account of taxes, our net income decreased 41.5% from U.S.$63.9 million in 2001 to U.S.$37.4 million in 2002.

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

  •
  Subordinated Marenco Loan.    We have borrowings outstanding under a loan from Marenco Investments Limited, our affiliate, that is fully subordinated to both our credit facility and the guarantees of our 10 1/4% Senior Notes due 2012. As of December 31, 2002, the total amount of this loan (including accrued interest) was U.S.$125.8 million. Interest is payable at a rate of 7.0% per annum; however, cash interest payments on the loan can be made only in accordance with the provisions of our credit facility and the restricted payment provisions of the indenture for our 10 1/4% Senior Notes due 2012. In 2002, we accrued approximately U.S.$8.2 million of interest on the loan. See "Item 10: Additional Information—(C) Material Contracts—Subordinated Marenco Loan".

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

ITEM 18:    FINANCIAL STATEMENTS

        The following consolidated financial statements, together with the report of Deloitte & Touche Accountants, are filed as part of this annual report.

ITEM 19:    EXHIBITS

        The following instruments and documents are included as exhibits to this annual report.

Exhibit Number	Description
1.1**	Articles of Incorporation of Aurelia Energy N.V.
2.1**	Indenture, dated as of February 22, 2002, between the Registrants and The Bank of New York, as trustee, which includes the form of 101/4% Senior Note due 2012 as an exhibit thereto.
3.1*	Settlement Constituting the Jacaranda Trust, dated January 29, 2003, by and between Hugo Jan Heerema and Bailhache Labesse Trustees Limited and Graham Radford Boxall.
4.1**†	Agreement for a Floating Production, Storage and Offtake Facility for the Fife Field Development, dated March 24, 1994, between Amerada Hess Ltd. and Bluewater Offshore Production Systems Ltd.
4.2**	Variation Order No. P03, dated June 19, 1996, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.3**†	Variation Order No. P09, dated July 12, 1996, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.4**†	Variation Order No. P13, dated September 27, 1996, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.5**†	Variation Order No. P15, dated April 7, 1997, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.6**	Variation Order No. P40, dated January 10, 2000, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.7**†	Variation Order No. P42, dated January 29, 2001, between Bluewater Offshore Production Systems Ltd., and Amerada Hess Ltd.
4.8**†	Agreement for the Provision and Operation of a Floating Production, Storage and Offloading Vessel for the Ross Field and the Blake Field, dated June 29, 2001, between Talisman Energy (UK) Ltd. and Bluewater (Floating Production) Ltd.
4.9**†	Agreement for a Floating Production, Storage and Offtake Facility for the Sable Field Development, dated June 12, 2001, between Soekor E & P (PTY) Ltd. and Bluewater (UK) Ltd.
4.10**†	Contract for the Provision of Production, Storage, Offtake and Transportation Services for the Pierce Field, dated February 22, 1997, between Enterprise Oil plc and Den Norske Stats Oljeslkap A.S.
4.11**	Novation Agreement, dated September 8, 1998, between Enterprise Oil plc and Pierce Production Company Ltd.
4.12**†	Supplementary Agreement Relating to Facilities Upgrades, dated December 22, 1999, between Enterprise Oil plc and Pierce Production Company Ltd.
4.13**†	Contract ANS022731, dated September 24, 1996, between Statoil Orient Inc. and Lufeng Development Company.
4.14**†	Amendment No. 3 to Contract ANS022731, dated January 31, 2001, between Statoil Orient Inc. and Lufeng Development Company.
4.15**	Memorandum of Agreement, dated August 31, 2001, among Navion Offshore AS, Navion Hugin AS, Bergesen d.y. Hugin Shipping AS and Aurelia Holding N.V.

4.16**	Partnership Shares Purchase Agreement, dated August 31, 2001, between Advanced Production Systems DA, Navion ASA, Aurelia Holding N.V. and Marenco Investments Ltd.
4.17**†	Memorandum of Agreement, dated August 31, 2002, among Navion Maritime AS, Advanced Petroleum DA, Navion ASA and Aurelia Holding N.V.
4.18**	Share Purchase Agreement, dated August 31, 2001, between Advanced Production Systems DA, Navion ASA, Bergesen d.y ASA, and Aurelia Holding N.V.
4.19**	Share Purchase Agreement, dated January 28, 2002, between Aurelia Holding N.V. and Bluewater Services (UK) Ltd.
4.20**	Share Purchase Agreement, dated January 28, 2002, between Aurelia Holding N.V. and Bluewater Floating Production B.V.
4.21**	Deed of Transfer of Shares, dated January 28, 2002, between Aurelia Holding N.V. and Bluewater Floating Production B.V.
4.22**	Share Purchase Agreement, dated January 28, 2002, between Aurelia Holding N.V., Marenco Investments Ltd., Bluewater International B.V. and Bluewater Holding B.V.
4.23**	Agreement of the Sale and Purchase of the Economic Entitlement to the Assets of the Bluewater Group, dated as of January 1, 2000, between Bluewater Holding B.V., Aurelia Energy N.V. and other Group Companies.
4.24**	Amendment to the Agreement of the Sale and Purchase of the Economic Entitlement to the Assets of the Bluewater Group, dated September 2001, between Bluewater Holding B.V., Aurelia Energy N.V. and other Group Companies.
4.25**	Intercompany Loan Agreement, dated February 22, 2002, between Bluewater Finance Limited and Bluewater Holding B.V.
4.26**	Unsubordinated Marenco Loans (included in the Schedule to Exhibit 10.27).
4.27**	Amended and Restated Marenco Loan Agreement, dated November 21, 2001, between Aurelia Holding N.V. and Marenco Investments Limited.
4.28**	Guarantee Facility, dated February 24, 1997, among Lloyds Bank Plc, Bluewater Terminal Systems N.V., and Bluewater Energy N.V.
4.29**	Guarantee Facility, dated December 19, 2001, among ING Bank N.V., Bluewater Holding B.V., Bluewater Energy Services B.V. and Bluewater Terminal Systems N.V.
4.30**	Revolving Credit Facility Agreement, dated January 15, 2002, between Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater Offshore Production Systems Limited, Bluewater (Haewene Brim) N.V., Bluewater (Munin) N.V., Ranberger Holding N.V., Luludia Asset Finance B.V., Refugio B.V., Barclays Capital, Fortis Bank (Nederland) N.V. and ING Bank N.V.
4.31**	Facility Guarantee, dated January 28, 2002, among Aurelia Energy N.V., Bluewater (Bleo Holm) N.V., Bluewater (Floating Production) Ltd., Bluewater (Glas Dowr) N.V., Bluewater (Malta) Ltd., Bluewater (New Hull) N.V., Bluewater (UK) Ltd., Bluewater Brasil Ltda., Bluewater Energy N.V., Bluewater Equipment Leasing Ltd., Bluewater Floating Productions B.V., Bluewater International B.V., Bluewater Offshore Production Systems N.V., Bluewater Offshore Production Systems Nigeria Ltd., Bluewater Offshore Production Systems (USA), Inc., Bluewater Operations (UK) Ltd., Bluewater Services (UK) Ltd., Bluewater Terminal Systems N.V., Bluewater Norway ANS, Lufeng Development Company ANS, Pierce Production Company Ltd., Bleo Holm Standby Purchaser N.V., Barclays Bank PLC and Bluewater Energy Services B.V.

4.32**	Trust Deed and Deed of Proceeds and Priorities, dated January 28, 2002, between Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater Offshore Production Systems Limited, Bluewater (Haewene Brim) N.V., Bluewater (Munin) N.V., Ranberger Holding N.V., Luludia Asset Finance B.V., Refugio B.V., Barclays Capital, Fortis Bank (Nederland) N.V. and ING Bank N.V.
4.33**	Deed of Amendment, dated January 28, 2002, between Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater Offshore Production Systems Limited, Bluewater (Haewene Brim) N.V., Bluewater (Munin) N.V., Ranberger Holding N.V., Luludia Asset Finance B.V., Refugio B.V., Barclays Capital, Fortis Bank (Nederland) N.V. and ING Bank N.V.
434**	Uisge Gorm Mortgage, dated January 25, 2002, between Bluewater Offshore Production Systems N.V. and Barclays Bank PLC.
4.35**	Glas Dowr Mortgage, dated January 25, 2002, between Bluewater (Glas Dowr) N.V. and Barclays Bank PLC.
4.36**	Bleo Holm Mortgage, dated January 25, 2002, between Bluewater (Bleo Holm) N.V. and Barclays Bank PLC.
4.37**	Haewene Brim Mortgage, dated January 25, 2002, between Bluewater (Haewene Brim) N.V. and Barclays Bank PLC.
4.38**	Munin Mortgage, dated January 25, 2002, between Bluewater (Munin) N.V. and Barclays Bank PLC.
4.39**	Recognition of Rights Deed, dated January 28, 2002, between Barclays Bank PLC, Bluewater (Floating Production) Limited, Bluewater (Bleo Holm) N.V., Bluewater (Malta) Limited, Bluewater Energy N.V., Bluewater Energy Services B.V., Hill Samuel Leasing (No.4) Limited, Asterix Exploration Foundation, Bleo Holm Standby Purchaser N.V., Alice Exploration Foundation, Ariel Exploration Foundation and ING Bank N.V.
4.40**	Recognition of Rights Deed, dated January 28, 2002, between Ranberger Holding N.V., Bluewater (Haewene Brim) N.V., Pierce Production Company Limited, Barclays Bank PLC and Bluewater Energy Services B.V.
4.41**	Notice of Assignment in Relation to AHL, dated January 28, 2002, between Bluewater (UK) Limited, Barclays Bank PLC and Amerada Hess Limited.
4.42**	Notice of Assignment in Relation to Soekor, dated January 28, 2002, between Soekor E&P (PTY) Limited and Bluewater (UK) Limited.
4.43**	Notice of Assignment in Relation to Talisman, dated January 28, 2002, between Bluewater (Floating Production) Limited, Barclays Bank PLC and Talisman Energy (UK) Limited.
4.44**	Notice of Assignment in Relation to Talisman Parent dated, January 28, 2002, between Bluewater (Floating Production) Limited, Barclays Bank PLC and Talisman Energy (UK) Limited.
4.45**	Notice of Assignment in Relation to Statoil, dated January 28, 2002, between Lufeng Development Company ANS, ING Bank N.V., and Statoil (Orient) Inc.
4.46**	Notice of Assignment in Relation to Enterprise, dated January 28, 2002, between Enterprise Oil PLC, Pierce Production Company Limited and ING Bank N.V.
4.47**	Berge Hugin Field Contract dated, January 28, 2002, between Enterprise Oil PLC, Pierce Production Company Limited, Bluewater (Haewene Brim) N.V., Ranberger Holding N.V., Aurelia Holding N.V., and Aurelia Energy N.V.
4.48**	Conditional Sale and Conversion Agreement, dated April 27, 1998, between Bluewater Offshore Production Systems Limited and Hill Samuel Leasing (No. 4) Limited.

4.49**	Head Lease, dated April 27, 1998, between Hill Samuel Leasing (No. 4) Limited and Refugio B.V.
4.50**	Sub-Lease, dated April 27, 1998, between Refugio B.V. and Bluewater Operations (UK) Limited.
4.51**	Conditional Sale and Conversion Agreement, dated April 27, 1998, between Bluewater (Glas Dowr) N.V., Hill Samuel Leasing (No. 4) Limited, and Brightfield Corporation.
4.52**	Head Lease, dated April 27, 1998, between Hill Samuel Leasing (No. 4) Limited and Luludia Asset Finance B.V.
4.53**	Sub-Lease, dated April 27, 1998, between Luludia Asset Finance B.V. and Bluewater (UK) Limited.
4.54**	Head Lease, dated January 29, 1999, between Hill Samuel Leasing (No. 4) Limited, Bluewater (Malta) Limited and Bluewater Energy N.V.
4.55**	Berge Hugin Topside Contract, dated August 31, 2001, between Advanced Production Systems DA, Ranberger Holding N.V. and Aurelia Holding N.V.
4.56*	Deed of Amendment, Release and Consent, dated 21 February 2003, in relation to a Revolving Credit Facility Agreement of up to U.S.$600,000,000 to Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater Offshore Production Systems Limited, Bluewater (Haewene Brim) N.V., Ranberger Holding N.V., Luludia Asset Finance B.V., Refugio B.V., Barclays Capital, Fortis Bank Nederland N.V. and ING Bank N.V.
7.1*	Statement Regarding Computation of Ratios
8.1**	Subsidiaries of Aurelia Energy N.V.
12.1***	Certification
12.2***	Certification

Notes:

*
Previously filed as an exhibit to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on April 15, 2003.

**
Previously filed as an exhibit to the Registrant's Registration Statement on Form F-4/S-4 (SEC File Nos. 333-87336; 333-87436), dated August 20, 2002, as amended.

***
Filed herewith.

†
Portions of the exhibit have been omitted pursuant to the Securities Exchange Commission's Order Granting Confidential Treatment Under the Securities Act of 1933 (SEC File No. 333-87336-CF#12672), dated August 21, 2002.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AURELIA ENERGY N.V. (Registrant)
/s/ GREGORY ELIAS Intertrust (Curaçao) N.V., Represented by Gregory Elias Managing Director and Chairman

Date: April 23, 2003

CERTIFICATIONS

I, Hugo Heerema, certify that:

1.
I have reviewed this annual report on Form 20-F/A of Aurelia Energy N.V.;

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

Date: April 23, 2003

/s/ HUGO HEEREMA Hugo Heerema Managing Director Bluewater Holding B.V.

I, Kees Voormolen, certify that:

1.
I have reviewed this annual report on Form 20-F/A of Aurelia Energy N.V.;

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

Date: April 23, 2003

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