Form 20-F
period 2003-12-31
AURELIA ENERGY N V
filed 2004-03-31
CIK 1172374

Use these links to rapidly review the document
TABLE OF CONTENTS
PART III

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

        We prepare our financial statements on a consolidated basis in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). Our auditors conduct their audit of our consolidated financial statements in accordance with auditing standards generally accepted in the United States. We have included in this annual report selected consolidated financial information as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and audited consolidated financial statements as of and for the years ended December 31, 2001, 2002 and 2003.

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

        Certain ratios included in this annual report include immaterial corrections to amounts presented in reports and other documents previously filed by us with the Securities and Exchange Commission.

        We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. When we use the terms "we", "us", "our" and words of similar import, we are referring to Aurelia Energy N.V., itself, or to Aurelia Energy N.V. and its consolidated subsidiaries, as the context requires. When we refer to "Aurelia Holding N.V.", the registered shareholder of 100.0% of our outstanding voting shares, with respect to dates on or after January 28, 2003, we are referring to Aurelia Holding N.V. in liquidation. When we use the terms "own" and "owns", with respect to our FPSOs and FPSO hull, we are referring to:

  •
  legal (title) and economic ownership of both the hull and the topsides in the case of the Uisge Gorm, the Glas Dowr and the Munin,

  •
  legal (title) and economic ownership of the hull and economic ownership of the topsides in the case of the Bleo Holm and the Haewene Brim, and

  •
  legal (title) and economic ownership of the hull in the case of the Aoka Mizu.

        References to "dollars", "U.S. dollars" and "U.S.$" are to the currency of the United States, references to "euro" and "€" are to the single currency of the member states of the European Communities that have adopted the euro as their lawful currency under the legislation of the European Community relating to the Economic and Monetary Union and references to "£" and "sterling" are to the currency of the United Kingdom. In this annual report, we have translated certain euro amounts into U.S. dollars at an exchange rate of €1.00 to U.S.$1.2597 and certain sterling amounts into U.S. dollars at an exchange rate of £1.00 to U.S.$1.7842, which were the noon buying rates in New York City for cable transfers in those foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. You should not construe these translations as representations that the euro or sterling amounts actually represent such U.S. dollar amounts or that we could convert these amounts into U.S. dollars at the rates indicated. On March 30, 2004, the applicable noon buying rates were €1.00 to U.S.$1.2202 and £1.00 to U.S.$1.8283.

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

  •
  our future capital needs;

  •
  our ability to enter into new service agreements for our FPSOs upon the termination of their service agreements;

  •
  our ability to complete in a timely and cost-efficient manner modifications to the Munin in connection with its redeployment to the Xijiang Field;

  •
  the outcome of our discussions with tax authorities with respect to our internal restructuring and our 1997, 1998, 1999 and 2000 tax years;

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

  •
  the efficacy of modifications and repairs to our FPSOs;

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

ITEM 3:    KEY INFORMATION

(A)  Selected Consolidated Financial Data

        The following table presents our selected financial data on a consolidated basis as at and for each of the years ended December 31, 1999, 2000, 2001, 2002 and 2003. We have extracted the following selected financial data from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, for the periods indicated. You should read the following selected consolidated financial data in conjunction with the information contained in "Item 5: Operating and Financial Review and Prospects" and our consolidated financial statements and the notes thereto included elsewhere in this annual report.

	As at and for the year ended December 31,
	1999	2000	2001	2002	2003
	(in U.S.$ thousands, except ratios and share and per share amounts)
Income Statement Data:
Revenues	274,918	200,197	197,317	262,799	295,780

Operations expenses	154,188	67,847	83,795	145,309	185,755
Selling, general and administrative expenses	6,905	7,834	9,467	9,736	9,800
Other operating income	(4,113)	(3,847)	(3,375)	(4,046)	(4,014)

Depreciation of tangible fixed assets and amortization of intangible fixed assets	59,692	64,058	58,335	54,038	61,976
Total operating expenses	216,672	135,892	148,222	205,037	253,517

Operating income	58,246	64,305	49,095	57,762	42,263

Interest income	7,219	5,638	5,188	3,447	3,530
Interest expense	(32,285)	(36,116)	(28,776)	(48,898)	(45,120)
Currency exchange results	11,045	4,102	5,759	1,452	10,841

Total financial income and expenses	(14,021)	(26,376)	(17,829)	(43,999)	(30,749)

Income before income taxes	44,225	37,929	31,266	13,763	11,514
Income taxes	(1,169)	(21,910)	(32,614)	(23,615)	(1,063)

Net income	45,394	59,839	63,880	37,378	12,577

Number of common B shares outstanding	136,000	136,000	136,000	136,000	136,000
Net income per common B shares outstanding	334	440	470	275	92

Balance Sheet Data:
Cash and cash equivalents	21,210		25,295		15,713		23,024		32,937
Fixed assets(1)	793,313		741,050		977,700		1,018,785		1,026,752
Total assets	976,047		910,022		1,189,187		1,279,820		1,321,536
Total debt(2)	438,976		347,754		546,577		581,103		587,455
Subordinated Marenco loan	114,492		116,350		117,616		125,849		134,659
Shareholders' equity (net assets)	307,487		366,951		424,704		460,191		475,388
Cash Flow Data:
Net cash provided by operating activities	77,095		103,835		73,719		84,420		73,665
Net cash (used in) investing activities	(48,523)		(11,884)		(285,102)		(95,105)		(70,012)
Net cash provided by (used in) financing activities	(24,942)		(87,047)		203,275		20,018		8,932
Other Financial Data and Ratios:
EBITDA(3)	117,938		128,363		107,430		111,800		104,239
Capital expenditures, net(4)	48,275		11,911		13,647		95,105		69,912
Cash interest paid(5)	36,610		28,232		20,738		41,829		39,722
Ratio of EBITDA to cash interest paid	3.22	x	4.55	x	5.18	x	2.67	x	2.62	x
Ratio of net debt to EBITDA(6)	3.54	x	2.51	x	4.94	x	4.99	x	5.32	x
Ratio of earnings to fixed charges(7)	1.76	x	2.10	x	2.14	x	1.22	x	1.15	x

Notes:

(1)
"Fixed assets" includes tangible fixed assets as presented in the consolidated balance sheet.

(2)
"Total debt" includes all indebtedness other than the subordinated Marenco loan. The following table presents a reconciliation of total debt to our long-term bank loans, our 10 1/4% Senior Notes due 2012, the short-term portion of our long-term bank loans, the unsubordinate Marenco loan and our short-term bank loan for the periods indicated.

	For the year ended December 31,
	1999	2000	2001	2002	2003
		(in U.S.$ thousands)
Long-term bank loans	360,000	288,000	495,162	324,733	249,108
10 1/4% Senior Notes due 2012	—	—	—	256,370	338,347
Short-term portion of long term-bank loans	50,514	41,797	47,828	—	—
Unsubordinated Marenco loan	7,900	7,612	3,587	—	—
Short-term bank loan	20,562	10,345	—	—	—
Total debt	438,976	347,754	546,577	581,103	587,455
(3)
"EBITDA" is defined as operating income (loss) plus depreciation and amortization. This definition deviates from other definitions of EBITDA used by some other companies, as it excludes interest income and currency exchange results. We believe this definition is more appropriate since it provides investors with a helpful measure for comparing our operating performance with that of other companies in our industry. EBITDA is presented as additional information because we believe that it is a useful measure for certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. We also believe that it provides a useful measure of the level of profitability we achieve with our asset base. EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with U.S. GAAP. The following table presents a reconciliation of our EBITDA to net income and net cash provided by operating activities for the periods indicated.

	For the year ended December 31,
	1999	2000	2001	2002	2003
	(in U.S.$ thousands)
EBITDA	117,938	128,363	107,430	111,800	104,239
Depreciation of tangible fixed assets and amortization of intangible assets	(59,692)	(64,058)	(58,335)	(54,038)	(61,976)
Financial income and expense	(14,021)	(26,376)	(17,829)	(43,999)	(30,749)
Income taxes	1,169	21,910	32,614	23,615	1,063
Net income	45,394	59,839	63,880	37,378	12,577
Adjustments to reconcile net income to cash provided	60,402	44,114	27,448	26,987	54,764
Changes in operating assets and liabilities, net of effect of acquisitions	(28,701)	(118)	(17,609)	20,055	6,324
Net cash provided by operating activities	77,095	103,835	73,719	84,420	73,665
(4)
"Capital expenditures, net" represents additions to fixed assets less disposals of fixed assets and excludes the acquisitions of the Haewene Brim, the Munin and their related operating companies. The following table presents a reconciliation of "capital expenditures, net" to additions to tangible fixed assets, disposals of tangible fixed assets and accumulated depreciation of disposals of tangible fixed assets for the periods indicated.

	For the year ended December 31,
	1999	2000	2001	2002	2003
	(in U.S.$ thousands)
Additions to tangible fixed assets	48,551	11,911	13,647	95,105	77,978
Disposals to tangible fixed assets	(842)	(582)	—	—	(9,874)
Accumulated depreciation of disposals of tangible fixed assets	842	582	—	—	1,808
Translation result	(276)	—	—	—	—
Capital expenditures, net	48,275	11,911	13,647	95,105	69,912
(5)
"Cash interest paid" is defined as interest expense, plus capitalized interest, less accrued interest on the subordinated and unsubordinated Marenco loans and less amortization of debt arrangement fees and is disclosed as an additional cash flow disclosure in the consolidated statements of cash flow in the audited consolidated financial statements included in this annual report.

(6)
"Net debt" is defined as total debt as calculated in Note 2 above, less cash and cash equivalents.

(7)
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

        Demand for our products and services depends to a large extent on the level of offshore exploration and production activity by oil companies and the level of capital expenditures by the oil industry that is devoted to offshore operations. These factors in turn depend in part on prevailing oil prices, expectations about future prices, the cost of exploring for, producing and delivering oil, the discovery rate of new oil reserves in offshore areas, domestic and international political, military, regulatory and economic conditions, technological advances and the ability of oil companies to generate funds for capital expenditures. Prices for oil historically have been extremely volatile and have reacted to changes in the supply of and demand for oil (including changes resulting from the ability of the Organization of Petroleum Exporting Countries to establish and maintain production quotas) and domestic and worldwide economic conditions and political instability in oil producing countries. Uncertainties with respect to international political, military and economic conditions may exacerbate the risk of change with respect to the foregoing.

        Although our service agreements are designed to minimize the effect of fluctuations in the price of oil and levels of exploration and production activities by oil companies, changes in the price of oil and decreases in levels of exploration and production could affect the decisions of oil companies to extend our existing contract periods or to enter into new service agreements, particularly in marginal fields and fields that are near the end of their productive lives, and, in the case of our current service agreement for the Munin (which we expect to terminate in August 2004), may affect future amounts or revenues generated. Changes in oil prices that impact levels of production could also affect the amount of tariff or bonus payments we earn under our service agreements. Furthermore, our SPM business is particularly susceptible to fluctuations in the price of oil and levels of exploration and production activity by oil companies, because SPM systems are typically sold rather than leased. Historically, oil companies have reduced their capital expenditures on SPM systems during periods of depressed oil prices and decreased levels of exploration and production activities. While the revenues of our SPM business have generally improved in recent years, revenue levels have not yet returned to the levels achieved during 1998, when spending by oil companies on SPM systems was comparatively high due to positive trends in oil prices.

        No assurance can be given that current levels of exploration and production activity and capital expenditures on offshore oil operations will continue or that demand for our products and services will continue at the same level relative to the level of those activities. We anticipate that prices for oil will continue to be volatile and affect the demand for and pricing of our products and services. While we believe that having a flexible and scalable workforce is an important factor in managing business cycles, a material decline in oil prices or offshore exploration and production activities could materially adversely affect our ability to extend existing contract periods, enter into new service agreements or secure new SPM delivery contracts.

We generate the majority of our revenues from a limited number of FPSOs and customers and the loss of revenues from any of these vessels or customers could have a material adverse effect on our financial condition and business prospects.

        We generate the majority of our revenues from the contract payments that we receive for the provision of FPSOs and related services under our existing service agreements. Our FPSO fleet currently consists of five high specification FPSOs (the Bleo Holm, the Uisge Gorm, the Glas Dowr, the Haewene Brim and the Munin) that have been contracted to oil companies pursuant to service agreements. We have entered into an additional service agreement to redeploy the Munin to the Xijiang Field in the South China Sea for a period of 160 to 190 days following the termination of the vessel's existing service agreement. We expect to terminate the Munin's existing service agreement in August 2004 and to redeploy the FPSO in September 2004. Based upon the terms of our new service agreement, we believe that it will be necessary for us to enter into a new service agreement for the FPSO during 2005. The loss of revenues from any of our FPSOs or customers, whether as a result of damage or destruction of the vessel, our inability to meet production uptime requirements, the depletion of any of the oil fields on which they operate, the termination of their service agreements for any reason after the expiration of the minimum contract period, the inability or unwillingness of customers to make payments under any of their service agreements, or our inability to obtain new service agreements for our FPSOs (including the Munin, after the expiration of the term of our new service agreement relating to it), could have a material adverse effect on our financial condition and results of operation.

Our projects may be subject to delays and cost overruns.

        Our FPSO and SPM projects may be subject to delays and cost overruns due to delays in equipment deliveries, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, shortages of materials or skilled labor or labor unrest. Our FPSO projects may be particularly susceptible to cost overruns and delays due to the engineering and construction uncertainties inherent in the development and modification of FPSOs. Based on our experience, we believe that the cost of constructing a high specification FPSO (including the cost of procuring and converting a hull) ranges from U.S.$250.0 million to U.S.$350.0 million, though larger and more complex FPSOs may have higher construction costs. The cost of modifying an existing FPSO depends to a large degree on the scope and nature of the work to be performed. In the past, we have experienced cost overruns and delays in connection with the development and modification of our FPSO fleet. While we have implemented measures to assist us in completing projects on time and within budget, we have continued to experience delays and budget overruns in connection with some of our FPSO projects, including, most recently, the modification of the Glas Dowr. See "Item 4: Information on the Company—(B) Business Overview—FPSO Business—FPSO Fleet and FPSO Hull—Glas Dowr" and "Item 5: Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources—Capital Expenditures". Some of the delays and budget overruns that we have experienced have been due to factors beyond our control. There can be no assurances that we will not experience material cost overruns or delays in the future. Because we bid our service agreements and SPM delivery contracts at fixed prices, any cost overruns or delays may require us, among other things, to seek to incur additional indebtedness to complete a project and may make it more difficult for us to be awarded projects or to secure financing for projects in the future. In addition, because we generally earn contract payments after the date of first oil, material project delays could adversely affect the timing of the revenues we receive under our new service agreements and, consequently, could affect our ability to service any indebtedness incurred in connection with the project. As a result, significant cost overruns or delays could have a material adverse effect on our liquidity, financial condition and results of operations. There can be no assurance that we would be able to fund any delays or overruns, through the incurrence of indebtedness or otherwise, or that such funds would be provided on favorable terms.

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

        We maintain insurance coverage in such amounts as we believe to be prudent against normal risks in our operations, including, among other things, the risk of pollution and damage to vessels. Certain risks (such as business interruptions and environmental liabilities in excess of certain limits), however, are either not insurable or are insurable only at rates we consider uneconomical. The cost to obtain and maintain insurance could increase or decrease in the future for any number of reasons. Our insurance costs increased significantly following September 11, 2001. There can be no assurance that we will continue to maintain current levels of insurance and we may determine in the future to carry less insurance or not to insure at all. Moreover, our insurance coverage does not protect against loss of revenues, although we are required under our credit facility to obtain such insurance if the number of FPSOs from which we receive revenues falls below three.

        Depending on competitive conditions and other factors, we seek to obtain indemnity agreements from our customers which require them to hold us harmless in the event of loss of production, reservoir damage or liability for pollution that originates below the surface of the water. We generally rely on these indemnities to protect us from risks which are uninsurable or insurable only at rates which we believe are uneconomical. When obtained, these contractual indemnifications may include cross-indemnification provisions, and the obligations thereunder may not be supported in all cases by adequate insurance maintained by the customer or required to be maintained by us. We have agreed to indemnify each of Amerada Hess and Talisman in the case of the Uisge Gorm and the Bleo Holm, respectively, and SOI and ConocoPhillips in the case of the Munin, subject to amount limitations in the respective service agreements, in respect of pollution emanating from our FPSOs and certain other equipment which we have supplied. Each of Amerada Hess, Talisman and SOI has agreed to indemnify us with respect to the foregoing in excess of those amount limitations and in respect of pollution emanating from the field, reservoir or wells (in the case of the current service agreement with SOI relating to the Munin, subject to certain exceptions). Under our service agreements with PetroSA and ConocoPhillips, we have agreed to indemnify PetroSA and ConocoPhillips, respectively, subject to amount limitations, in respect of pollution emanating from our FPSO, shuttle tankers and certain subsea and other equipment, and PetroSA and ConocoPhillips have each agreed to indemnify us with respect to the foregoing in excess of those amount limitations (subject to an exclusion in the event our insurer denies coverage) and in respect of pollution emanating from wells and certain subsea and other equipment. In the case of the Haewene Brim, we have agreed to indemnify Enterprise Oil in respect of certain pollution emanating from our FPSO (unrelated to oil from the field) and certain other equipment we have supplied, and Enterprise Oil has agreed to indemnify us for pollution relating to oil from the field. These indemnity arrangements may not protect us in all circumstances.

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

        We have and will continue to have a substantial amount of indebtedness outstanding. Our total debt (which excludes the subordinated Marenco loan), consolidated total assets and shareholders' equity as of December 31, 2003 was U.S.$587.5 million, U.S.$1,321.5 million and U.S.$475.4 million, respectively, and our ratio of earnings to fixed charges was 1.15x for the year.

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

        Effective January 1, 2000, we entered into an internal restructuring process. In connection therewith, the economic interests in most of the assets and liabilities of certain non-Dutch group companies were sold to Bluewater Holding B.V., while legal title to the assets and liabilities transferred remained with the selling companies. The valuation of the assets and liabilities transferred was based on a valuation report prepared by an independent investment bank. The sales of these economic interests resulted for income taxes purposes only in intercompany profits at the level of the selling companies and the creation of a corresponding amount of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. Although extensive discussions were held with the tax authorities concerning our tax structure and the internal restructuring, our tax structure and the tax consequences of the internal restructuring have been the subject to a tax audit and remain subject to further review by the tax authorities. See "Item 10: Additional Information—(C) Material Contracts—Economic Sale Agreement".

        In May 2002, we received a draft audit report from the Dutch tax authorities. The draft tax audit report included certain proposed factual findings relating to the issue of whether our non-Dutch companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not represent a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft audit report, the Dutch tax authorities assessed, in June 2002, additional taxes with respect to a Dutch group member for its 1998 and 1999 tax years and assessed, in November 2002, July 2003 and August 2003, additional taxes with respect to certain non-Dutch group members for their 1997, 1998, 1999 and 2000 tax years. The total amount of these assessments, including interest to the date of assessment, was €135.4 million (U.S.$170.6 million) as of December 31, 2003. We are in discussions with the Dutch tax authorities regarding these taxes and are vigorously contesting their assessment. We believe that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities' position is based are incomplete and incorrect, and that the assessment of such additional taxes is contrary to certain favorable tax rulings, which we have received from them. In any event, we believe that any assessment of additional taxes is incorrect, and that it is likely that we will prevail on the merits in any final determination of the assessments. Accordingly, in July 2003, we filed with the Dutch tax authorities a response to their draft audit report and a transfer pricing report supporting our response. We intend to continue to contest vigorously the imposition of any additional taxes and, if necessary, to seek administrative and judicial review of the assessments. Administrative and judicial review of the assessments in the Netherlands would likely take several years. We intend to withhold payment of such taxes pending final resolution of the issue. Although there can be no assurance that the relevant issues will ultimately be resolved in our favor, we believe that it is not probable that additional Dutch income taxes will be payable for the 1997, 1998, 1999 and 2000 tax years, and, accordingly, we did not accrue for the aforementioned tax assessments in the audited consolidated financial statements included in this annual report.

        In connection with the draft tax audit report, we are also in discussions with the Dutch tax authorities concerning our internal restructuring. See "Item 10: Additional Information—(C) Material Contracts—Economic Sale Agreement". In the course of such discussions, the Dutch tax authorities have confirmed to us that they will not seek to tax any capital gain that may be associated with the sale of the relevant economic interests in connection with our internal restructuring, but instead will focus their analysis only on the amount of goodwill and deductible interest related to the internal restructuring and the percentage of goodwill and deductible interest from our internal restructuring that should ultimately be attributed to our non-Dutch activities. The outcome of such discussions could limit our ability to take advantage of future tax savings associated with our internal restructuring by limiting the amount of goodwill that we may amortize and the amount of interest we may deduct for tax purposes in future periods. However, based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, we estimate that it is currently probable that we will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$768.0 million of interest bearing intercompany debt in connection with our internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes. In addition, in December 2001, U.S.$379.5 million of the intercompany indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that we may take advantage of in subsequent periods. Notwithstanding our current estimates, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on our actual tax position, because any such quantification depends on a number of future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in any possible future challenge to our internal restructuring, as well as the outcome of any relevant proceedings. While we believe that it is probable that we will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions or any proceedings relating thereto will have a material adverse effect on our financial position, there can be no assurance in this regard and we could lose some or all of the future anticipated tax savings associated with our internal restructuring.

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

(B)  Business Overview

Overview of Operations

        We conduct our operations principally through two businesses that we staff and resource according to market conditions and our business needs. These businesses consist of our:

  •
  FPSO business.    Our FPSO business earns revenues from the design, development and operation of FPSOs pursuant to medium- and long-term service agreements with oil companies. Under these agreements, we generally are paid a defined day rate consisting of a fixed facility fee that covers the rental of the FPSO and associated equipment and an indexed operating fee that covers the cost of operating, maintaining and insuring the vessel. We may also receive additional tariff payments based on oil or water production or gas lift volumes (or a combination of those volumes), bonus payments that relate to the prevailing price of oil and certain other fees. The medium-to long-term profile of our service agreements provides us with stable and predictable revenues. During the term of these agreements, the revenues from our FPSO business are generally significantly insulated from fluctuations in the price of oil and changes in the levels of exploration and production activities of oil companies, although under one of our service agreements (which we expect to terminate in August 2004), such payments are currently linked to the price of oil. Our FPSO fleet currently consists of five high specification FPSOs (the Uisge Gorm, the Bleo Holm, the Glas Dowr, the Haewene Brim and the Munin) that we have contracted to oil companies under service agreements and one FPSO hull (the Aoka Mizu) that we are marketing worldwide. In 2001, 2002 and 2003, our FPSO business generated 90.3%, 83.4% and 87.3% of our revenues, respectively, 111.7%, 134.9% and 115.4% of our net income, respectively, and 106.9%, 113.1% and 102.6% of our EBITDA, respectively.

  •
  SPM business.    Our SPM business earns revenues from the design, development, project management and delivery of SPM systems under our SPM delivery contracts. We have developed a number of different types of SPM systems for oil companies and contractors around the world, resulting in the delivery of 8 SPM systems since 1999 and more than 50 SPM systems since our founding. Because SPM systems are integral to the operation of FPSOs in harsh environments, and because they form an important link in the oil production chain, we believe that it is important to preserve our core SPM capabilities for use in connection with future FPSO projects. In 2001, 2002 and 2003, our SPM business generated 9.7%, 16.6% and 12.7% of our revenues, respectively, (11.7)% and (34.9)% and (15.4%) of our net income, respectively, and (6.9)%, (13.1)% and (2.6%) of our EBITDA, respectively.

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

	For the year ended December 31,
	2001		2002		2003
	(in U.S.$ thousands, except percentages)
FPSO business:
Europe	174,153	88.3%	183,690	69.9%	197,000	66.6%
Asia	3,985	2.0%	23,030	8.8%	20,921	7.1%
Africa	—	—	12,373	4.7%	40,261	13.6%

Total	178,138	90.3%	219,093	83.4%	258,182	87.3%

SPM business:
Europe	7,287	3.7%	4,869	1.9%	11,004	3.7%
Asia	4,939	2.5%	14,070	5.3%	16,473	5.6%
Africa	6,953	3.5%	24,767	9.4%	8,440	2.9%
South America	—	—	—	—	1,681	0.6%

Total	19,179	9.7%	43,706	16.6%	37,598	12.7%

Total	197,317	100.0%	262,799	100.0%	295,780	100.0%

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

  •
  Our service agreements produce stable and predictable EBITDA streams.    We operate our FPSOs for oil companies pursuant to medium- and long-term service agreements, under which payments are generally made on the basis of defined day rates that consist of a fixed facility fee for the rental of the FPSO and associated equipment and an indexed operating fee for the operation and maintenance of the vessel during the minimum contract period. Our service agreements generally require oil companies to make contract payments irrespective of the price of oil or whether the field is producing oil. These contract payments result in stable and predictable EBITDA streams. Our service agreements also allow oil companies to continue to use our FPSOs at the end of the minimum contract period based on predetermined economic terms. The extendability of our service agreements provides oil companies with flexibility in developing their reservoir strategies using our FPSOs, while their predetermined economic terms enhance the stability of our EBITDA streams.

  •
  Our service agreements are backed by high quality assets.    Our five existing FPSOs are engineered for use in harsh environments and designed to satisfy the most stringent regulatory and environmental standards. Since commencing operations, our FPSOs have experienced negligible weather downtime and have generally maintained high operating uptimes while producing on-field. The technical, regulatory and environmental standards to which our FPSOs were built would currently permit us to operate them in most offshore oil producing regions, including the offshore fields of the North Sea, South Africa, West Africa, Brazil, Asia, Australia and the U.S. Gulf of Mexico. Due to their original technical specifications and ability to be overhauled, we believe that our FPSOs will be able to operate beyond the expected production profiles of their fields.

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

  •
  Maximize our return on FPSO service agreements.    We believe that value maximization is a function not only of the time to first oil, but also field quality, the duration of our contract periods, day rates, the possibility of tie-backs to neighboring fields and the quality of the field operator. In seeking new service agreements for our FPSOs, we aim to balance these criteria in order to optimize our asset value. Our strategy is to develop FPSOs with long design lives and to operate those vessels pursuant to medium- or long-term service agreements with oil companies and on fields that maximize the potential for high day rates, extensions of contract periods and tie-backs to neighboring fields. We believe that our existing FPSO fleet has benefited from this strategy.

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

  •
  Selectively develop or acquire new FPSOs under service agreements over the medium-term.    In due course we intend to continue to selectively add to our FPSO fleet through the development or acquisition of additional vessels. We will do so on the basis of securing medium- to long-term service agreements with oil companies. In undertaking new FPSO developments, we will leverage our past experience of FPSO development while continuing to outsource all fabrication requirements. Whether we acquire an existing FPSO or develop a new FPSO, our objective will be to increase the level of our medium- to long-term contract revenues.

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

        Oil companies estimate the volume of recoverable hydrocarbon reserves in a particular field by analyzing geological and engineering data and use different probability scenarios to model the quantity of hydrocarbons that can be extracted from a particular field. These quantities are expressed in one of three main production profiles. The P90 production profile is the most conservative profile in the industry and indicates the level of reserves for which it is estimated that there is a 90.0% probability that the actual quantity will be more than the volume estimated and a 10.0% probability that it will be less. Given the uncertainties in predicting the productivity of a particular field, it is in the interest of oil companies to pursue flexible arrangements with FPSO operators in respect of contract periods. As a result, our service agreements generally provide for a minimum contract period based on the P90 production profile of a particular field and contain rollover provisions or extension options that enable the oil company to extend the service agreement beyond the minimum term.

        When a service agreement continues beyond the minimum contract period, the subsequent contract payments are initially governed by predetermined terms that were set before the minimum contract period began. Renegotiation of payment terms is not required during these periods. These service agreement provisions allow us to receive payments for a minimum contract period regardless of whether actual production is terminated during the period, while they provide oil companies with certainty that the service agreement can be extended beyond the minimum contract period based on predetermined economic terms if the field life proves to be longer. To provide additional flexibility, our service agreements also permit the oil company to terminate the service agreement prior to the expiration of the minimum contract period, provided that termination payments are made to compensate us for the amount that we would have earned during the full minimum contract period. Depending on the particular service agreement, the oil company is required to provide us with between three and twelve months' notice if it elects either to terminate the contract during the minimum contract period or to extend the service agreement beyond a current contract period. In practice, we can generally anticipate the termination or extension of a service agreement prior to the commencement of such notice period due to reserve statistics and production results. In view of the structure of these service agreements as described above, both we and the oil company have a high level of economic predictability over our future production operations.

        Generally, under our service agreements, a majority of the payments are calculated based on defined day rates. In 2003, these day rates accounted for approximately 73.0% of the revenues from our FPSO business. Typically, our day rates are divided into a facility fee and an operating fee. The facility fee generally relates to the provision of the FPSO and the associated risers, umbilicals and all other equipment that are required for production. The operating fee relates primarily to the cost of manning and maintaining the vessel and normally is indexed to various factors, including inflation. In the case of one of our service agreements, which we expect to terminate in August 2004, contract payments are linked to the price of oil. Currently, our service agreements require our FPSOs to maintain minimum operating uptimes that exceed certain thresholds. Depending on the particular service agreement, our facility fee or our operating fee may be adjusted upward or downward to the extent that the relevant uptime exceeds or falls below the applicable threshold. When an FPSO is removed from the field as a result of factors unrelated to operating performance (such as was the case with the Glas Dowr), no adjustment is made based upon operating uptime. In such a case, however, our day rate may be replaced by a lay-up rate (which could apply, among other times, in the event of poor field performance or periods of scheduled maintenance) or a force majeure rate (which could apply, among other times, in the event of a natural disaster, war or industrial action), depending, in each case, on the particular service agreement. See "—FPSO Fleet and FPSO Hulls".

        In addition to defined day rates, we may earn additional tariff payments under the terms of our service agreements. These payments are generally based on oil or water production or gas lift volumes or a combination of those volumes. Oil companies have a strong economic incentive to extend operations to neighboring fields through the use of tie-backs, which have low marginal field development costs and defray the cost of production over several fields. Tie-backs generally increase oil and water production and gas lift levels and, as a result, increase the amount of tariff payments that we earn under our service agreements. In 2003, tariff payments accounted for approximately 6% of the total revenues from our FPSO business. In certain cases, our FPSO contract revenues may also include bonus payments relating to the prevailing price of oil, although those payments did not contribute materially to the revenues from our FPSO business in 2003. In addition to our day rates, tariffs and oil bonuses, our FPSO contract revenues include payments for equipment rentals, vessel modifications, work performed in connection with tie-backs, project assistance and the provision of auxiliary services. These payments accounted for approximately 21% of the revenues from our FPSO business in 2003 and mainly related to the installation of subsea equipment at the Sable Field and the development of water injection facilities on the Haewene Brim.

FPSO Fleet and FPSO Hull

        We currently own five high specification FPSOs that we have contracted to oil companies for operation on fields in the North Sea, the South China Sea and off the coast of South Africa. We also own a newly-built FPSO hull that we are marketing worldwide. Our current fleet is described below.

        Uisge Gorm.     The Uisge Gorm is the fourth FPSO that we developed and the first that we operated in the North Sea. It was converted from a conventional product tanker with double sides and is designed to satisfy stringent safety and environmental standards. The most significant modifications included the installation of a turret mooring system that uses a Bluewater designed swivel (which is capable of handling multiple risers and control umbilicals), a flaring system, modularized dual fuel power and generating equipment, a stern offloading system, a helicopter deck, upgraded safety features and a processing plant. The Uisge Gorm currently is capable of accommodating 65 persons and has a weight of 92,000 dwt, a storage capacity of 594,000 barrels, a length of 248 meters, a breadth of 40 meters, a depth of 21 meters and a deck area of 7,390 square meters. Fluid capacity is 110,000 barrels per day and processing capacity is 57,000 barrels per day.

        We began operating the Uisge Gorm in August 1995 on the Fife Field at a water depth of 72 meters pursuant to a service agreement with Amerada Hess. The FPSO was tied back to the neighboring Fergus Field in 1996 and the neighboring Flora Field in 1998. In 2001, the Uisge Gorm was further tied back to the neighboring Angus Field. The FPSO is positioned approximately 6 kilometers from the Fergus subsea well, 8.5 kilometers from the Flora subsea well and 18 kilometers from the Angus subsea well.

        We are currently operating the Uisge Gorm at pre-agreed rates pursuant to an automatic extension of our service agreement that can be terminated with six months' notice. We believe that it is reasonably likely that the combined production profile of the Fife, Flora, Fergus and Angus Fields will extend until the fourth quarter of 2005 (subject to certain factors, including the price of oil and overall production rates) and that the Uisge Gorm may operate under the service agreement until that time.

        Under our service agreement, we are required to provide a crew to maintain and operate the Uisge Gorm. We currently receive from Amerada Hess a defined day rate of approximately U.S.$120,000 per day that consists of a fixed facility fee for the provision of the FPSO and associated equipment and an indexed operating fee for the operation and maintenance of the vessel. We also receive tariff payments that are linked to the actual volume of oil and water produced and the volume of gas lifted. These tariff payments totaled U.S.$2.3 million in 2003. If the Uisge Gorm were to be removed from the field, we would be entitled to receive a lay-up rate that is equal to our full facility fee and 75% of our operating fee. In order to receive the full operating fee, we must ensure that the Uisge Gorm achieves average oil production and water reinjection uptimes that exceed 95% and 85%, respectively, unless agreed otherwise with Amerada Hess. If the oil production and water reinjection uptimes fall below these thresholds, our operating fee is reduced according to a predetermined schedule. In 2002, we briefly suspended the operation of the Uisge Gorm with the agreement of Amerada Hess in May to inspect high pressure equipment and in September to install a new water treatment unit. While these suspensions reduced our average oil production and water reinjection uptimes to 91.2% and 79.9%, respectively, for the year, they did not result in a reduction of our operating fee due to the fact that the Amerada Hess had agreed to the downtime in order to enable us to perform the maintenance work. During 2003, the Uisge Gorm achieved average oil production and water reinjection uptimes of 93.1% and 83.7%, respectively, which, however, did not have any effect on the facility fee.

        Bleo Holm.     The Bleo Holm is the sixth FPSO that we developed and the third that we have operated in the North Sea. It was converted from a newly built double hull tanker. The primary modifications included the installation of a turret mooring system that uses a Bluewater designed swivel (which is capable of handling multiple risers and control umbilicals), a new piping system, a flaring system, a stern offloading system, a helicopter deck, upgraded safety features and a processing plant. In April 2001, we shipped the Bleo Holm to the McNulty shipyard in Newcastle, United Kingdom, for debottlenecking to allow for increased production in connection with a tie-back arrangement and to install new gas cooling equipment. As modified, the vessel has a weight of 105,000 dwt, a storage capacity of 689,000 barrels, a length of 242 meters, a breadth of 42 meters, a depth of 21 meters and a deck area of 7,985 square meters and can accommodate 96 persons. The vessel has a fluid capacity of 126,000 barrels per day and a crude processing capacity of 95,000 barrels per day and has sufficient free deck space to enable the tie-back of neighboring fields.

        We began operating the Bleo Holm on the Ross Field in April 1999 at a water depth of 100 meters pursuant to a service agreement with Talisman. The vessel was tied back to the Blake Field, where it achieved first oil in June 2001, and was tied back to the Blake Flank Field in September 2003.

        Under our service agreement, Talisman is obligated to continue to make payments under the service agreement until July 2004, after which time the contract will continue at pre-agreed rates unless terminated by Talisman. Talisman may terminate the service agreement prior to July 2004 by paying the facility fees that would have been due had the service agreement not been terminated, plus a termination fee of U.S.$57.3 million (calculated as of the end of the minimum contract period), less any tariff payments paid or payable by Talisman from the date of first oil and the amount of the facility fees that were paid or payable by Talisman when the vessel was tied back to the Blake Field. If such a termination were to occur and we were able to redeploy the Bleo Holm within a certain timeframe pursuant to another service agreement, we would be obligated to reimburse Talisman the additional facility fee payments to the extent that such fees were offset by new contract payments, plus a termination rebate. The termination rebate, which is currently approximately U.S.$10.7 million, will reduce on a daily basis for the duration of the contract period. We believe that the combined production profile of the Ross, Blake and Blake Flank Fields will extend beyond 2015 (subject to certain factors, including the price of oil and overall production rates) and that the Bleo Holm may continue to operate under the service agreement until that time.

        We are responsible for providing a crew to operate and maintain the Bleo Holm, but not for offloading or transporting hydrocarbon products. We receive from Talisman a defined day rate of approximately U.S.$174,000 that consists of a fixed facility fee for the provision of the FPSO and associated equipment and an indexed operating fee for the operation and maintenance of the vessel. We also receive tariff payments that are linked to the actual volume of oil produced. These tariff payments, which totaled U.S.$8.8 million in 2003, increased with the addition of production from the

Blake Flank Field. If a force majeure event were to occur, we would be entitled to receive a force majeure rate of U.S.$60,000 per day. In order to receive the full facility fee, we must ensure that the Bleo Holm achieves an average weighted oil production, water reinjection and gas lift uptime that exceeds a certain threshold in each quarter, unless agreed otherwise with Talisman. If the weighted uptime exceeds or falls below this threshold, our facility fee is adjusted upward or downward on a pro rata basis. This threshold was initially 95%, but has been lowered to 92.5% as a result of the tie-back to the Blake Field.

        In connection with the tie-back to the Blake Field, we upgraded the processing capacity of the Bleo Holm. Following the completion of the upgrades and the start of production at the Blake Field, the Bleo Holm's average weighted uptime improved from its historic level. Notwithstanding this initial increase in average weighted uptime, shortly after the Blake Field came on-stream, certain elements in the Blake and Ross Fields produced fluids which caused a chemical reaction, resulting in the production of a wax-like substance which blocked topside oil pipework on the vessel. To prevent this wax-like substance from forming, acetic acid was injected at quantities of up to 5,000 liters a day. The injection of the acetic acid led to an increase in corrosion rates on the topside oil pipework that specifically affected welds and weld materials. As a consequence, repairs were required, which caused additional actual downtime. During the end of 2002, we made repairs and modifications to the vessel to address this problem. However, the repairs and modifications led to an increase in actual downtime and a decrease in actual uptime in the end of 2002. Talisman fully compensated us for the costs of the repairs and modifications which resulted from the formation of this wax-like substance and, despite the increased actual downtime and decreased actual uptime, it continued to pay the full fixed facility fee during the period.

        During the first seven months of 2003, we suffered additional increased actual downtime due to excessive corrosion of welds in the vessel's topsides gas pipework. Technical investigation into this corrosion suggested that the acetic acid injected to address the formation of the wax-like substance may have contributed to the corrosion. Due to this corrosion, our average weighted uptime for the purposes of the service agreement was 88.5% during 2003. In order to address the corrosion, we repaired and made modifications to the Bleo Holm at a cost of approximately U.S.$1.3 million. Due to the fact that our average weighted uptime was below the threshold in the service agreement, we did not receive the full facility fee from Talisman for this period. The reduction in the fixed facility fee led to a decreased defined day rate during 2003 and a decrease in revenue of approximately U.S.$2.0 million during the period. We are currently in discussions with Talisman regarding responsibility for the corrosion and associated downtime.

        Glas Dowr.     The Glas Dowr is the fifth FPSO that we developed and the second that we operated in the North Sea. Completed in 1997, the FPSO was directly converted from a newly built double hull tanker. The main modifications included the installation of a turret mooring system with a Bluewater designed swivel (which is capable of handling multiple risers and control umbilicals), a flaring system, an offloading system, a processing plant, a helicopter deck and upgraded safety features and the refitting of the piping system, engine room and living quarters. During the fourth quarter of 2003, we completed upgrades to the vessel's processing and flaring facilities by installing a new Bluewater designed swivel stack, a new gas compression module and two additional processing modules. As modified, the Glas Dowr currently accommodates 96 persons and has a weight of 105,000 dwt, a storage capacity of 657,000 barrels, a length of 242 meters, a breadth of 42 meters, a depth of 21 meters and a deck area of 7,895 square meters. The vessel has a fluid capacity of 70,000 barrels per day, a processing capacity of 60,000 barrels per day and a gas compression capacity of 85.0 million standard cubic feet per day.

        The Glas Dowr was initially deployed to the Durward and Dauntless Fields under a service agreement with Amerada Hess. In November 1998, however, Amerada Hess elected to remove the Glas Dowr from the fields due to lower than expected reservoir returns that were unrelated to the vessel's performance. Amerada Hess continued to make payments under the service agreement during the minimum contract period notwithstanding the vessels' removal from the fields. In June 2001, we entered into a new service agreement with PetroSA, a South African oil company, for the operation of the Glas Dowr on the Sable Field in the Bredasdorp Basin off the coast of South Africa. The Sable Field is principally owned by PetroSA and Pioneer Natural Resources South Africa (Proprietary).

        To prepare the Glas Dowr for operation on the Sable Field, we modified the vessel's topsides and mooring system and developed the field's subsea infrastructure in accordance with requirements set forth in our service agreement with PetroSA. Due to an unanticipated increase in the scope and complexity of the vessel modifications, labor unrest and difficulties with project management on the part of the construction yard where the work was performed, the project experienced delays and cost overruns. The delay in the achievement of first oil and additional work on the vessel's gas compression facilities, along with increased insurance costs, resulted in an upward revision in our costs estimates. As of December 31, 2003, our estimate of the costs of the vessel modifications and subsea work, excluding exchange rate differences and financing costs, was approximately U.S.$195.7 million. Of this amount, U.S.$50.4 million is reimbursable by PetroSA. As of December 31, 2003, we had expended approximately U.S.$144.4 million on the vessel modifications and approximately U.S.$37.3 million on developing the subsea infrastructure, and we had received approximately U.S.$37.3 million in milestone payments from PetroSA for the completion of the subsea work.

        Based upon our estimates, we believe that we have approximately U.S.$14.0 million in remaining commitments for expenditures, excluding exchange rate differences and financing costs, relating to the project as of that date. We expect to fund U.S.$13.1 million of the expenditures with milestone payments that we will receive from PetroSA for remaining subsea work and to fund the remaining expenditures with borrowings under our credit facility. In addition to the cost of vessel modifications and subsea work, we have capitalized U.S.$9.7 million of financing costs, U.S.$11.0 million of costs relating to operational support prior to production and U.S.$3.0 million of expenses relating to exchange rate losses resulting from the difference between the project exchange rate and actual exchange rates. In addition to the above-mentioned capital expenditures, we expect to spend approximately U.S.$6.1 million on offshore commissioning and completion work. The total capitalized cost for the project, including an accrual of U.S.$13.0 million for expenditures to be made for services incurred on the project, was U.S.$175.1 million as of December 31, 2003. We do not expect the delays or budgetary overruns to otherwise materially affect our liquidity or capital resources.

        On August 7, 2003, the Glas Dowr commenced production. In connection with the commencement of production, we entered into a temporary arrangement pursuant to which we began to earn defined day rates according to the service agreement with PetroSA.

        The Glas Dowr achieved contractual first oil in the end of December 2003 at which time our temporary arrangement with PetroSA was terminated and we began operating the vessel pursuant to the terms of our service agreement. Under our service agreement, we are responsible for operating and maintaining the Glas Dowr and for providing shuttle tanker services, but not for offloading the hydrocarbon products. During the minimum contract period, PetroSA is required to pay a minimum fee of approximately U.S.$124,000 per day plus tariff payments for each barrel of oil produced commencing on the date of first oil. The minimum fee consists of a facility fee, an operating fee and a fee for shuttle tanker services. If the Glas Dowr were to be removed from the field, we would be entitled to receive our full facility fee, 80% of our operating fee and our full shuttle tanker fee. In order to receive the full facility fee, we are required to ensure that the Glas Dowr maintains minimum oil production and gas and water injection uptimes of at least 95%, unless otherwise agreed with PetroSA. If the operating uptimes fall below this threshold, our facility fee will be reduced according to a predetermined schedule. To the extent that our operating uptimes exceed this threshold, we may use the excess operating uptimes to offset any shortfalls in future periods. There is no limit to the amount of tariff payments that we can earn, and, regardless of the volume of oil produced, PetroSA has agreed to pay us a minimum of U.S.$44.0 million in tariff payments at the expiration of the minimum contract period, less any tariff payments received up until that time. In addition, we will be entitled to receive further tariff income above the guaranteed levels to the extent that the volume of oil produced exceeds certain volumes. PetroSA's obligations under the service agreement are fully guaranteed by its parent company, CEF (Proprietary) Limited.

        The minimum contract period under the service agreement with PetroSA began on the date of the achievement of first oil and will last for three years. If PetroSA were to terminate the service agreement early, we would be entitled to a termination fee equal to the balance of the total fees that would have been payable had the service agreement continued for the minimum contract period. Following the expiration of the minimum contract period, the service agreement will continue for a further seven years unless terminated by PetroSA with 12 months' notice. As a consequence, without termination, the contract term is ten years.

        Haewene Brim.     In January 2002, we entered into share purchase agreements with Aurelia Holding N.V. pursuant to which we acquired all of the share capital of Bluewater (Haewene Brim) N.V., the owner of the Haewene Brim, and Pierce Production Company Ltd., the company that operates the Haewene Brim. The Haewene Brim is a harsh environment FPSO that was converted by APS, Bergesen and Navion in 1999 from a double hull multipurpose shuttle tanker. The main modifications included the installation of a submerged turret production system, fourteen topside modules, two rotating deck cranes, a flaring system, a stern offloading system, a helicopter deck, upgraded safety features and a processing plant. In February 2000, the Haewene Brim was shipped to the McNulty shipyard in Newcastle, United Kingdom, for debottlenecking. As modified, the vessel has a fluid capacity of 70,000 barrels of crude per day and a processing capacity of 70,000 barrels per day. With sufficient space to accommodate 75 persons, the Haewene Brim has a weight of 103,000 dwt, a storage capacity of 630,000 barrels, a length of 253 meters, a depth of 23 meters and a deck area of 3,200 square meters. The current configuration of the topsides of the vessel can accommodate the installation of future modules, which would permit future upgrades.

        Pierce Production Company Ltd. began operating the Haewene Brim on the Pierce Field in March 1999 at a water depth of 85 meters pursuant to a service agreement with Enterprise Oil, which is currently owned by Shell. We assumed operation of the Haewene Brim in November 2001 when the vessel and Pierce Production Company Ltd. were acquired by Aurelia Holding N.V.

        Under our service agreement, we are required to provide a crew to maintain and operate the Haewene Brim. We receive a defined day rate of approximately U.S.$155,000 that consists of a facility fee for the provision of the FPSO and associated equipment (indexed to the sterling-U.S. dollar exchange rate) and an indexed operating fee for the operation, maintenance and insurance of the vessel. If a force majeure event were to occur, we would be entitled to receive our full facility fee for the first 30 days of the force majeure event and 90% of our facility fee thereafter. In order to receive the full facility fee, we must ensure that the Haewene Brim achieves a minimum gas reinjection uptime of 85%, unless otherwise agreed with Enterprise Oil. If our gas reinjection uptime is reduced below this threshold, our facility fee is reduced on a pro rata basis. If our gas reinjection uptime is above 92%, our facility fee is adjusted upward accordingly. The Haewene Brim achieved an average gas reinjection uptime of 91.3% in 2003.

        Enterprise Oil is obligated to continue to make payments to us under our service agreement until the agreement expires in March 2014. The minimum guaranteed term of the service agreement expired in March 2004, permitting Enterprise Oil to terminate the agreement at any time upon 12 months' written notice. Enterprise Oil has agreed to invest approximately £60 million (U.S.$107.5 million) to install a water injection unit on board of the Haewene Brim. We will manage the project of the development and installation of the water injection unit on a cost plus basis and will receive a management fee and potentially a bonus payment provided that certain project schedules are met.

Enterprise Oil will continue to pay full day rates and has agreed to deliver title to the water injection unit to us for nominal consideration upon completion of the project. We believe that the water injection unit may increase remaining recoverable reserves at the Pierce Field by approximately 100 million barrels and, accordingly, that it is reasonably likely that the production profile of the Pierce Field will extend beyond 2014 (subject to certain factors, including the price of oil and overall production rates) and that Haewene Brim may continue to operate under the service agreement until that time.

        Munin.     In January 2002, we entered into a share purchase agreement with Aurelia Holding N.V. pursuant to which we acquired all of the share capital of Bluewater (Munin) N.V., the owner of the Munin, and with Aurelia Holding N.V. and Marenco Investments Limited, pursuant to which we acquired all of the share capital of Lufeng Development Company, the company that operates the Munin. The Munin is a harsh environment FPSO that was converted from a double hull multipurpose shuttle tanker by APS and Navion in 1999. The main modifications included the installation of a submerged turret production system, nine topside modules, two rotating deck cranes, a vent tower, a stern offloading system, a helicopter deck, upgraded safety features and a processing plant. The Munin currently can accommodate 75 persons, has a weight of 103,000 dwt, a storage capacity of 605,000 barrels, a length of 253 meters, a depth of 23 meters and a deck area of 3,200 square meters. Its fluid capacity is 125,000 barrels per day and its processing capacity is 60,000 barrels per day of the heavy crude oil (with a low gas to oil ratio) found in the Lufeng Field. The vessel has a successful operating record.

        Lufeng Development Company began operating the Munin in January 1998 on the Lufeng Field at a water depth of 330 meters pursuant to a service agreement with SOI. The service agreement was scheduled to expire in February 2004, but has been extended by SOI for a period of two years. We currently receive a day rate consisting of a facility fee plus tariff payments linked to the actual volume of oil produced and the price of oil. This day rate averaged approximately U.S.$51,000 in 2003 and was subject to a minimum payment guarantee by two of the parent companies of the original sellers of the Munin. The payment guarantee, which expired in February 2004, has historically insulated our day rate under the service agreement from fluctuations in the price of oil. In order to receive the full facility fee, we are required to ensure that the Munin maintains a minimum average oil production uptime that exceeds 93%, unless otherwise agreed with SOI. If the oil production uptime falls below this threshold, our facility fee is reduced according to a predetermined schedule. Since it began operating in January 1998, the Munin has maintained oil production uptimes that have exceeded the minimum threshold. In 2003, the Munin achieved an average oil production uptime of 96.1%. While we do not receive an operating fee for operating the Munin, SOI must reimburse us for substantially all of our operating expenses, except for limited marine expenses and certain taxes.

        In January 2004, we entered into a new service agreement with ConocoPhillips to deliver, install and operate the Munin on the Xijiang Field in the South China Sea using the FPSO's dynamic positioning system, which will enable us to avoid costs associated with installing a fixed mooring system. As a consequence, we expect that we will terminate our existing service agreement with SOI in August 2004 and redeploy the Munin to the Xijiang Oil Field in September 2004 pursuant to the terms of the service agreement with ConocoPhillips. The new service agreement has a minimum term of 160 days and a maximum term of 190 days. Under the new agreement, we will be required to maintain a crew and operate the Munin. We will receive a defined day rate of approximately U.S.$99,750 per day that consists of a facility fee and a fixed operating fee. We will also receive fixed ancillary fees to reimburse us for various costs associated the performance of our duties under the agreement. In order to receive the full facility fee, we must maintain a utilization rate of at least 50,000 barrels of oil produced per day and achieve an uptime of at least 97% in each month, unless otherwise agreed with ConocoPhillips. If our production level or uptime is reduced below the applicable threshold, our facility fee will be reduced on a pro rata basis.

        Aoka Mizu.     The Aoka Mizu is a newly-built double hull based on a similar design to that of the Bleo Holm. Construction of the hull took place in Japan and was completed in the second half of 2000. It was delivered with a moonpool prepared to receive a Bluewater designed turret mooring system. The hull is fully coated both internally and externally for FPSO operations and has supports for topside facilities. The hull has a weight of 105,000 dwt, a length of 242 meters, a breadth of 42 meters and a deck area of 7,985 square meters. Given its high standards, it is capable of taking advantage of opportunities in markets with stringent environmental requirements and harsh weather conditions. We have not yet entered into a service agreement with respect to a conversion of the Aoka Mizu but are marketing the hull worldwide.

Development of New FPSOs

        An important activity of our FPSO business is the development of new FPSOs under service agreements with oil companies. Our development activities consist of the design, engineering, project management and delivery of FPSOs. Between 1985 and 1994, we developed three FPSOs based on relatively simple designs and short production lives for use in relatively benign marine and weather conditions in offshore fields in Asia, Australia, West Africa and the Mediterranean. The last of these FPSOs was decommissioned in 1995 in line with our strategic decision to concentrate on the production of more complex FPSO units that are suitable for use in harsh environments. Since then, we have designed, engineered and developed three high specification FPSOs with initial design lives of 15 to 20 years and an FPSO hull that is currently available for conversion into an FPSO.

        The following table presents certain information regarding the vessels that we have designed and developed, owned and operated since 1985:

FPSO	Weight	Mooring System	Location of Operations	Depth	Oil Company
	(dwt)			(m)
Acqua Blu (1985)	70,000	CALM Wishbone	Mila Field (Italy)	50	Montedison
		Spread Mooring	Gomber Marin Field (Gabon)	20	Amoco
		Spread Mooring	Safueiro Field (Angola)	40	Agip
		CALM Mooring	Talisman Field (Australia)	80	Marathon Petroleum
Lan Shui (1987)	70,000	CALM Mooring	Liuhua Calm Field (China)	300	Amoco
		Spread Mooring	Intan Field (Indonesia)	42	Maxus Energy
Ayer Biru (1990)	45,000	CALM Mooring	Lufeng Field (China)	330	Occidental Eastern
Uisge Gorm (1995)(1)	92,000	Internal Turret(2)	Fife, Fergus, Flora and Angus Fields (UK)	72	Amerada Hess
Glas Dowr (1997)(1)	105,000	Internal Turret(2)	Durward and Dauntless Fields (UK)	92	Amerada Hess
			Sable Field	100	PetroSA
Bleo Holm (1999)(1)	105,000	Internal Turret(2)	Ross, Blake and Blake Flank Fields (UK)	100	Talisman
Aoka Mizu (2000)(3)	105,000	—	—	—	—

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

        In connection with a tender for a new service agreement, we may ensure the availability of a hull through the use of an option or a conditional purchase that allows us to avoid purchasing the hull only if the bid is unsuccessful. If a service agreement is awarded, we will convert the hull into an FPSO that is designed for use on the particular field or group of fields. The conversion process is extensive and generally takes between 18 and 24 months. The actual development of an FPSO takes place in two principal phases: the production of the hull and the topsides at separate locations and their integration at a common location. Based on historical experience, we believe that the cost of carrying out the conversion of a high specification FPSO (including the cost of procuring a hull) ranges from U.S.$250.0 million to U.S.$350.0 million, although larger and more complex FPSOs may have higher construction costs.

        Because quality assurance is integral to our business strategy, we have established high standards for workmanship and safety and implemented procedures that comply with the International Safety Management Code, ISO 9001 and ISO 14001. We seek to use established subcontractors who operate under our close supervision for naval and marine engineering work and for the fabrication of topsides. Our quality control plan includes a thorough assessment of our vendors' and subcontractors' ability to meet requirements and an inspection of all work locations. Critical procured items are not accepted until they are formally released by one of our trained inspectors and fabrication is not contractually complete until a completion certificate is issued. In addition, system handover and startup cannot begin until all commissioning is completed with records agreed by our operations representative. For critical safety systems, we require a certification from a competent independent party.

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

        We intend to further enlarge our FPSO fleet over the medium-term by building on past successes in developing our existing FPSO fleet. In developing a new FPSO, we will look to enter into a service agreement for the FPSO on a life-of-field basis. We will typically seek to negotiate a defined day rate that compensates us both for the rental of the vessel and associated equipment and for the cost of its operation. We will seek new developments either to complement our existing presence in the North Sea or with a view to expand into new regions such as Norway, Brazil, China, Australia or the U.S. Gulf of Mexico.

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

  •
  Buoy Mooring Systems. We design three principal types of buoy mooring systems: a turntable buoy, a wishbone buoy and a turret buoy. Our turntable buoy uses a conventional buoy system and is similar to those marketed by our competitors. Our wishbone system uses a wishbone shaped yoke that is suitable for permanent mooring. Our turret buoy is more complex and utilizes a turret that is similar to the turret used in a turret mooring system. We are the only designer of turret buoys in the international market. We have designed and delivered a total of 41 buoy mooring systems worldwide.

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

        We delivered eight buoy mooring systems from 2001 to 2003 and are in the process of developing three additional buoy mooring systems and one tower mooring system for delivery in 2005. We did not deliver any turret mooring systems or tower mooring systems from 2001 to 2003 due to a lack of market demand for those types of systems during the period.

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

Seasonality

        We believe that our business is generally insulated from seasonal weather conditions that affect some service providers to the offshore oil industry. See "Item 5: Operating and Financial Review and Prospects—(A) Operating Results—Seasonality".

Marketing

        We obtain new business by participating in competitive tenders for FPSO service agreements and SPM delivery contracts. We believe that our successful track record in developing and operating FPSOs and in designing SPM systems, combined with our industry presence and strong reputation, are important factors affecting our ability to identify potential business opportunities and to secure invitations to submit bids for these contracts. A description of our FPSO service agreements and our SPM delivery contracts is included under "—FPSO Business—FPSO Fleet and FPSO Hull" and "—FPSO Business—Development of New FPSOs". A description of our revenue recognition policies under these agreements is included under "Item 5: Operating and Financial Review and Prospects—(A) Operating Results—Critical Accounting Policies and Estimates—Revenue Recognition and Inventory".

Intellectual Property

        We rely on intellectual property protection through the use of confidentiality agreements with our employees and subcontractors, copyright law protection for our design work and internally developed software and selective patent filings. We apply for patents in those territories which we consider to be the most important for a particular new invention. Commonly, this is the Netherlands, the United Kingdom and certain other jurisdictions. Our strategy is to protect our inventions in a manner that provides us with the freedom to operate under these patents in those selected territories by preventing other persons from subsequently filing an overlapping patent that would inhibit us from operating. This strategy will not necessarily afford us freedom to operate in respect of earlier filed or, in some cases invented, patents. Our patents, copyright works and know-how collectively represent a material asset to our business. However, no single patent, copyright work or item of know-how is of material importance to our business when taken as a whole. As of December 31, 2003, we held a number of patents and had made multiple patent applications in respect of different products and processes in selected jurisdictions worldwide. The remaining duration of these patents varies from less than 1 year to 19 years, depending on the date each application was filed and the duration of protection granted by each selected jurisdiction.

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

Competition

        Competition in the FPSO industry is relevant during the redeployment of existing FPSOs and during the tender process for new FPSO projects, but generally does not play a role during the operation of an FPSO following its deployment. Nevertheless, the design, engineering, project management and delivery of new FPSOs and the awarding of new FPSO service agreements is competitive worldwide and has been impacted by changes in FPSO ownership. We estimate that there are currently 10 companies worldwide that contract FPSOs under service agreements and believe that the largest of the companies, measured by the size of its FPSO fleet, operates nine FPSOs. There has been a recent trend among oil companies to contract FPSOs under service agreements rather than to purchase them, which has given rise to a fragmentation of competition in the FPSO market.

        FPSO operators compete in three market segments: the high specification FPSO segment, the medium specification FPSO segment and the low specification FPSO segment. The high specification FPSO segment consists of FPSOs that are suitable for use in areas, such as the North Sea, where harsh weather conditions and strict regulatory standards predominate. The medium specification FPSO segment consists of less advanced FPSOs that are suitable for use in areas, such as Brazil, Australia and deepwater West Africa, that are characterized by less demanding environments. The low specification FPSO segment consists of low specification FPSOs that are suitable for areas, such as West Africa and certain parts of Asia, where conditions are mild. We believe that there is an increasing trend in the offshore oil industry to use high specification FPSOs due to the implementation of more stringent environmental standards and an increase in production at deepwater fields. We believe that this trend will result in the convergence of these market segments towards the development of high specification FPSOs in the future.

        We have focused our FPSO operations on the high specification segment of the FPSO market. Our principal competitors in this market are SBM, Petroleum Geoservices, Maersk and Modec. Most service agreements are obtained through a competitive bidding process. Important factors in awarding service agreements include equipment availability, service quality, technological capacity, performance, reputation (particularly with respect to safety and performance), customer relations, long-standing relationships, experience of personnel and price. We believe that our reputation of being a reliable operator of FPSOs, combined with our strong safety record in our North Sea operations, our experienced management and engineering teams and our relationships with industry participants have enabled us to be a strong competitor.

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

Insurance

        We maintain insurance coverage in such amounts as we believe to be prudent against normal risks in our operations, including, among other things, the risk of pollution and damage to vessels. Certain risks (such as business interruptions and environmental liabilities in excess of certain limits), however, are either not insurable or are insurable only at rates we consider uneconomical. The cost to obtain and maintain insurance could increase or decrease in the future for any number of reasons. Our insurance costs increased significantly following September 11, 2001. There can be no assurance that we will continue to maintain current levels of insurance and we may determine in the future to carry less insurance or not to insure at all. Moreover, our insurance coverage does not protect against loss of revenues, although we are required under our replacement credit facility to obtain such insurance if the number of FPSOs from which we receive revenues falls below three.

        Depending on competitive conditions and other factors, we seek to obtain indemnity agreements from our customers which require them to hold us harmless in the event of loss of production, reservoir damage or liability for pollution that originates below the surface of the water. We generally rely on these indemnities to protect us from risks which are uninsurable or insurable only at rates which we believe are uneconomical. When obtained, these contractual indemnifications may include cross-indemnification provisions, and the obligations thereunder may not be supported in all cases by adequate insurance maintained by the customer or required to be maintained by us. We have agreed to indemnify each of Amerada Hess and Talisman in the case of the Uisge Gorm and the Bleo Holm, respectively, and SOI and ConocoPhillips in the case of the Munin, subject to amount limitations in the respective service agreements, in respect of pollution emanating from our FPSOs and certain other equipment which we have supplied. Each of Amerada Hess, Talisman and SOI has agreed to indemnify us with respect to the foregoing in excess of those amount limitations and in respect of pollution emanating from the field, reservoir or wells (in the case of the Munin, subject to certain exceptions). Under our service agreements with PetroSA and ConocoPhillips, we have agreed to indemnify PetroSA and ConocoPhillips, respectively, subject to amount limitations, in respect of pollution emanating from our FPSO, shuttle tankers and certain subsea and other equipment, and PetroSA and ConocoPhillips have each agreed to indemnify us with respect to the foregoing in excess of those amount limitations (subject to an exclusion in the event our insurer denies coverage) and in respect of pollution emanating from wells and certain subsea and other equipment. In the case of the Haewene Brim, we have agreed to indemnify Enterprise Oil in respect of certain pollution emanating from our FPSO (unrelated to oil from the field) and certain other equipment we have supplied, and Enterprise Oil has agreed to indemnify us for pollution relating to oil from the field. These indemnity arrangements may not protect us in all circumstances.

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

Note:
(*) Bluewater Holding B.V. holds one share.

(D)  Property, Plants and Equipment

        Our material tangible fixed assets consist of the Uisge Gorm, the Glas Dowr, the Bleo Holm, the Haewene Brim, the Munin and the Aoka Mizu. A description of these vessels is included under "—(B) Business Overview—FPSO Business—FPSO Fleet and FPSO Hull". These assets are subject to encumbrances or limitations on use as described below.

  •
  Credit Facility. We have granted the lenders under our credit facility customary forms of security interests over the Uisge Gorm, the Glas Dowr, the Bleo Holm, the Haewene Brim, the Munin and the companies that own and operate them. These security interests include mortgages, share pledges, assignments of income and assignments of insurance proceeds. However, the lenders under the credit facility have executed quiet enjoyment letters that limit their ability to interfere with the vessels' operations. See "Item 5: Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources".

  •
  Tax Lease Arrangements. We have entered into certain tax lease arrangements with respect to the Uisge Gorm, the Glas Dowr and the topsides of the Bleo Holm and the Haewene Brim. These tax lease arrangements are described under "—Item 10: Additional Information—(C) Material Contracts". In connection with these arrangements, we have granted the tax lessor security interests over the leased assets. These security interests include secondary mortgages and cash collateral. However, the tax lease counterparty has executed a quiet enjoyment letter that limits its ability to interfere with the vessels' operations.

  •
  Environmental Laws. Our operations and assets are affected by various environmental laws and regulations, including those governing discharges into the air and water, the handling and disposal of waste and the health and safety of employees. Certain environmental laws provide for strict liability, rendering a party liable for environmental damage, personal injury and threats to health and safety without regard to its negligence or fault. Certain environmental laws may also expose us to joint and several liability for the conduct of others or for acts that complied with all applicable laws when they were performed. Sanctions for non-compliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. We are not involved in any legal or administrative proceedings concerning environmental matters and are not aware of any environmental issues that may materially affect our ability to use our FPSOs or our FPSO hull.

        A description of current and recent capital expenditures relating to our vessels is included under "—(B) Business Overview—FPSO Business—FPSO Fleet and FPSO Hull" and "Item 5: Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources".

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

        Our FPSO business earns revenues from the design, development and operation of FPSOs pursuant to medium- and long-term service agreements with oil companies. We treat our service agreements as "operating leases" under U.S. GAAP and present them as such in our consolidated financial statements. Under these agreements, we generally are paid a defined day rate consisting of a fixed facility fee that covers the rental of the FPSO and associated equipment and an indexed operating fee that covers the cost of operating, maintaining and insuring the vessel. We may also receive additional tariff payments based on oil or water production or gas lift volumes (or a combination of those volumes), bonus payments that relate to the prevailing price of oil and certain other fees. Our FPSO fleet currently consists of five high specification FPSOs (the Uisge Gorm, the Bleo Holm, the Glas Dowr, the Haewene Brim and the Munin) that we have contracted to oil companies under service agreements and one FPSO hull (the Aoka Mizu) that we are marketing worldwide. In 2001, 2002 and 2003, our FPSO business generated 90.3%, 83.4% and 87.3% of our revenues, respectively, 111.7%, 134.9% and 115.4% of our net income, respectively, and 106.9%, 113.1% and 102.6% of our EBITDA, respectively.

        Our SPM business earns revenues from the design, development, project management and delivery of SPM systems under our SPM delivery contracts. We have developed a number of different types of SPM systems for oil companies and contractors around the world, resulting in the delivery of eight SPM systems since 1999 and more than 50 SPM systems since our founding. Because SPM systems are integral to the operation of FPSOs in harsh environments, and because they form an important link in the oil production chain, we believe that it is important to preserve our core SPM capabilities for use in connection with future FPSO projects. In 2001, 2002 and 2003, our SPM business generated 9.7%, 16.6% and 12.7% of our revenues, respectively, (11.7)%, (34.9)% and (15.4)% of our net income, respectively, and (6.9)%, (13.1)% and (2.6)% of our EBITDA, respectively.

        While we manage FPSO and SPM projects from the initial design and engineering phase to final installation, we do not engage in the fabrication of FPSOs or SPM systems. Rather, we outsource these requirements to qualified subcontractors. In 2001, 2002 and 2003, we had revenues of U.S.$197.3 million, U.S.$262.8 million and U.S.$295.8 million, respectively, operating income of U.S.$49.1 million, U.S.$57.8 million and U.S.$42.3 million, respectively, net income of U.S.$63.9 million, U.S.$37.4 million and U.S.$12.6 million, respectively, and EBITDA of U.S.$107.4 million, U.S.$111.8 million and U.S.$104.2 million, respectively.

Operating Uptimes

        We derive a substantial proportion of our total revenues from the payments that we receive from oil companies under our FPSO service agreements. The majority of these payments consist of defined day rates (consisting of a fixed facility fee and an indexed operating fee) and tariff payments (based on oil or water production or gas lift volumes or a combination of those volumes) whose economic terms are established prior to the commencement of operations under the service agreement. These day rates and tariff payments contributed U.S.$187.3 million and U.S.$16.0 million, respectively, to our total revenues of U.S.$295.8 million in 2003. We believe that the most significant factor affecting the amount of these payments during a given contract period is the level of operating uptimes that our FPSOs maintain. Our service agreements currently require our FPSOs to maintain minimum operating uptimes that exceed certain thresholds. Depending on the particular service agreement, our facility fee or our operating fee may be adjusted to the extent that the relevant uptime exceeds or falls below the applicable threshold, and our tariff payments may be affected by consequential changes in oil or water production or gas lift volumes. While our FPSOs generally have maintained high operating uptimes in the past and, as a result, generally have not suffered from a decrease in revenues associated with operational downtime, we received reduced day rates for a period of 24 non-consecutive days during the first seven months of 2003 under our service agreement for the Bleo Holm as a result of downtime associated with repair and modification work that we were required to undertake to due corrosion to the welds in the vessel's topside gas pipework. We are currently in discussions with the contract counterparty to the Bleo Holm service agreement regarding responsibility for the corrosion and associated and believe that we will be reimbursed for the full defined day rate and the costs of repairs and modifications during the period. See "Item 4: Information on the Company—(B) Business Overview—FPSO Business—FPSO Fleet and FPSO Hull".

Seasonality

        Some service providers operating in harsh weather environments, such as the North Sea, are negatively affected in the first and fourth quarters by adverse weather conditions that prevent or limit the full operation of their crews or vessels. Our FPSOs have been developed using high environmental and design standards that generally permit them to fulfill their contractual uptime requirements even in harsh weather conditions. We also do not believe that our SPM business is affected by seasonal factors.

Oil Prices

        Historically, our service agreements have provided for the payment of defined day rates or minimum contract payments and have included minimum contract periods that have significantly reduced the exposure of our FPSO business to fluctuations in oil prices. The most significant exposure of our FPSO business to developments in oil price generally has related to the impact that oil prices have on the production economics at the fields on which FPSOs operate. Because fluctuations in oil prices may affect the decision of oil companies to tie-back marginal fields to existing production facilities or extend production at fields nearing the end of their production profiles and, if sufficiently severe, may cause oil companies to alter production levels at producing fields, we have in certain instances been subject to potential risks relating to our ability to enter into new tie-back arrangements, to extend service agreements and to generate revenue from tariff and bonus payments. However, due to positive developments in oil prices and other relevant factors, these risks generally have not had a material impact on our financial condition or results of operations or adversely affected our FPSO business. We believe that, in the future, we will continue to be subject to these risks and expect that our exposure to the price of oil will increase further in the near-term due to the expiration of a minimum payment guarantee of amounts payable under our service agreement for the Munin, which is subject to adjustment based on oil prices. We believe that our SPM business, which accounts for a relatively smaller proportion of our revenues, is generally more affected by fluctuations in oil price than our FPSO business due to the fact that SPM systems are generally developed for sale rather than leased on a term basis. Because oil companies generally adjust their spending on SPM systems based on trends in oil price, we would expect our SPM business to grow in response to positive developments in oil price and to decrease in response to negative developments in oil price. We believe that having a flexible and scalable workforce is an important factor in managing the costs associated with our more cyclical SPM business.

Insurance Costs

        We maintain insurance coverage in such amounts as we believe to be prudent against normal risks in our operations, including, among other things, the risk of pollution and damage to vessels. Certain risks (such as business interruptions and environmental liabilities in excess of certain limits), however, are either not insurable or are insurable only at rates we consider uneconomical. The cost to obtain and maintain insurance could increase or decrease in the future for any number of reasons. Our insurance costs increased significantly following September 11, 2001. While the increase in the price of insurance following the events of September 11, 2001 has been recoverable in part under our service agreements with our customers, we account for the cost of insurance as an expense in our consolidated financial statements and the payments that we receive in respect of such expenses as revenues. There is no assurance that we will continue to maintain the same level of insurance coverage in the future or that we will be able to recover the cost of such coverage from our customers.

Redeployment of the Glas Dowr

        We redeployed the Glas Dowr to the Sable Field off the coast of South Africa following the termination of the vessel's original service agreement with Amerada Hess. To prepare the Glas Dowr for operation on this field, we modified the vessel's topsides and mooring system and developed the Sable Field's subsea infrastructure. Due to an unanticipated increase in the scope and complexity of the vessel modifications, labor unrest and difficulties with project management on the part of the construction yard where the work was performed, the project experienced delays and cost overruns and led to a delay in the commencement of production at the Sable Field. While the Glas Dowr commenced production on August 7, 2003, the delay in the commencement of production and additional work on the gas compression facilities, along with increased insurance costs resulted in an upward revision in our estimate of the costs of the vessel modifications and subsea work, excluding exchange rate differences and financing costs, to approximately U.S.$195.7 million. Of this amount, U.S.$50.4 million is reimbursable by PetroSA. We have capitalized the cost of the modifications to the Glas Dowr, including the financing costs relating thereto, and have suspended depreciation of the Glas Dowr pending its redeployment. The additional revenues and income that we received from the Haewene Brim and the Munin while the relevant modifications were made to the Glas Dowr were sufficient to offset the loss of revenues and income from the Glas Dowr during the period. The effects of the current project delays and budget overruns on our liquidity and capital resources are described under "—(B) Liquidity and Capital Resources—Capital Expenditures".

Interest Expense

        Our financial income and expense is primarily affected by our interest expense, which principally includes interest paid or accrued in respect of our credit facility, our 10 1/4% Senior Notes due 2012 and the subordinated Marenco loans and amortization charges relating to debt arrangement fees. In the past, our interest expense has included interest incurred on a U.S.$3.6 million unsubordinated loan from Marenco, which was repaid during 2002. Our interest expense does not include interest on financial debt relating to the construction or modification of FPSOs, which is capitalized and added to the historical cost of the FPSO to which it relates. Cash interest paid is defined as interest expense, plus capitalized interest, less accrued interest on the subordinated and unsubordinated Marenco loans and less amortization of debt arrangement fees. Our interest expense has increased since 2001 due to an increase in the amount of our outstanding indebtedness (which resulted from the incurrence of approximately U.S.$285.9 million of additional indebtedness in connection with our acquisitions of the Haewene Brim, the Munin and their related operating companies) and an increase in the weighted average interest rate payable in respect of our indebtedness (which resulted from the issuance of our 10 1/4% Senior Notes due 2012 at a relatively higher interest rate and from an increase in amortization of debt arrangement fees). This increase does not include our capitalized interest expense, which, in 2003, related to modifications to the Glas Dowr and amounted to U.S.$6.1 million.

        To reduce the interest expense relating to our 10 1/4% Senior Notes due 2012, we entered into a fixed-to-floating interest rate swap transaction, with effect from April 25, 2003, that enabled us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. On May 27, 2003, we cancelled the swap transaction. Under the swap, prior to the cancellation, we received interest payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin over LIBOR. We received U.S.$7.6 million on May 30, 2003, which represented our net gain from the cancellation of the swap transaction. We deferred U.S.$6.7 million of this gain, which will be credited to income over the remaining term of the 10 1/4% Senior Notes due 2012, and used the payment to repay outstanding indebtedness under our credit facility. As of July 17, 2003, we entered into a new fixed-to-floating interest rate swap transaction, with terms identical to those of the previous swap transaction, that enables us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, we receive payments that are calculated at a fixed rate of 10 1/4% and make interest payments that are calculated at a floating rate that is equal to a margin of 6.11% over LIBOR.

Critical Accounting Policies and Estimates

        The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires our management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures concerning contingent assets and liabilities as of the date of the financial statements and that impact reported amounts of revenues and expenses during the reporting period. Our management evaluates, on an ongoing basis, its estimates and judgments, including those related to bad debts, inventories, tangible fixed assets, pensions, income taxes, contingencies and litigation. Our management bases these estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for judgments made about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our management believes that the following accounting policies, among others, are the most critical to understanding and evaluating our reported financial results.

Segmental Presentation

        We present segmental information in our consolidated financial statements for our FPSO and SPM businesses. With effect from January 1, 2003, we have changed our methodology for allocating certain types of expenses between our business segments, which has led to an increase in the amount of operating expenses recorded by our FPSO business and a decrease in the amount of operating expenses recorded by our SPM business. The decision to adjust the allocation of such expenses was based upon a determination by our management as to the extent to which the relevant expenses relate to each operating segment and has primarily involved our general overhead costs, our internal project expenses and tender expenses. We believe that our current cost allocation better reflects the manner in which we conduct our business and the relative contribution of each of our operating segments to our results of operations. Had we not changed the manner in which we allocate the expenses between our FPSO and SPM businesses, approximately U.S.$10.7 million of operating expenses recognized by our FPSO business would have been included in the results of our SPM business during 2003.

Revenue Recognition and Inventory

        Our revenues consist of the contract payments that we receive under our FPSO service agreements and our SPM delivery contracts and the payments that we earn from the installation and mobilization of FPSOs and SPM systems. We recognize these revenues in the following manner.

        Our service agreements are treated as "operating leases" under U.S. GAAP and presented as such in our consolidated financial statements. Under these agreements, we derive revenues from defined day rates, tariff payments, payments in respect of capital expenditures, payments for the rental of additional equipment and, in certain cases, bonus payments. Our day rates generally consist of a fixed facility fee (for the rental of the FPSO and associated equipment) and an indexed operating fee (covering the cost of operating, maintaining and insuring the vessel) and may be adjusted depending on the level of operating uptimes that we achieve. Under one of our service agreements, which we expect to terminate in August 2004, our days rates are currently linked to the price of oil. See "Item 4: Information on the Company—(B) Business Overview—FPSO Business". Our tariff payments are based on oil or water production or gas lift volumes or a combination of those volumes. Our bonus payments generally relate to the prevailing price of oil. We recognize revenues under our service agreements when the FPSO is made available and the relevant contract payments are based on a signed lease contract. We monitor changes in consumer price indices, uptime levels, production and lift volumes and oil prices on an ongoing basis and only include payments that depend on those factors in the determination of income when the relevant index is adjusted, the level of uptime is achieved, the necessary volume has been produced or lifted or the price of oil has changed. All other payments due under our service agreements are recognized on a straight-line basis over the term of the service agreement.

        Under our SPM delivery contracts, we receive milestone payments from our customers for the design, engineering and management services that we provide during the progress of our SPM projects. We recognize revenues from the development of SPM systems and auxiliary equipment based on the percentage of completion method of accounting as the project is performed. Changes in project conditions are recognized in the period in which the revisions are determined. Our management identifies and estimates losses relating to uncompleted contracts and makes necessary provisions, if any, in the period in which the losses are determined. Differences between the actual and estimated development of our work in progress could materially impact the results of operations. A change in the percentage of completion would not have had a significant impact on our revenues in 2003 or in prior years.

        We recognize revenues from the installation and mobilization of FPSOs and SPM systems and from the provision of other services when the installation, mobilization or provision of services has been accepted by the customer and the collection of the receivable relating to the work is probable.

Income Taxes Payable

        Our income tax charges are based on the tax regimes that are applicable to our group companies in the countries in which they are legally seated. We have historically benefited from low income taxes. While we believe that we will continue to benefit from a low level of income taxes in future years, as a result of the large amount of goodwill and deductible interest reported by certain members of our group for Dutch tax purposes, we received a draft tax audit report from the Dutch tax authorities in May 2002. The draft tax audit report included certain proposed factual findings relating to the issue of whether our non-Dutch companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not represent a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft audit report, the Dutch tax authorities assessed, in June 2002, additional taxes with respect to a Dutch group member for its 1998 and 1999 tax years and assessed, in November 2002, July 2003 and August 2003, additional taxes with respect to certain non-Dutch group members for their 1997, 1998, 1999 and 2000 tax years. The total amount of these assessments, including interest to the date of assessment, was €135.4 million (U.S.$170.6 million) as of December 31, 2003. We are in discussions with the Dutch tax authorities regarding these taxes and are vigorously contesting their assessment. We believe that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities' position is based are incomplete and incorrect, and that the assessment of such additional taxes is contrary to certain favorable tax rulings which we have received from them. In any event, we believe that any assessment of additional taxes is incorrect, and that it is likely that we will prevail on the merits in any final determination of the assessments. Accordingly, in July 2003, we filed with the Dutch tax authorities a response to their draft audit report and a transfer pricing report supporting our response. We intend to continue to contest vigorously the imposition of any additional taxes and, if necessary, to seek administrative and judicial review of the assessments. Administrative and judicial review of the assessments in the Netherlands would likely take several years. We intend to withhold payment of such taxes pending final resolution of the issue and have not established any accruals for these tax assessments. There can be no assurance, however, that the relevant issues will ultimately be resolved in our favor.

Deferred Income Taxes

        Deferred income taxes are temporary differences between the tax bases of assets or liabilities and their reported amounts in our consolidated financial statements. Future tax benefits attributable to these differences are recognized to the extent that realization of the benefits is more likely than not. We recorded deferred income tax assets of U.S.$25.9 million in 2002 and U.S.$0.9 million in 2003 relating primarily to the amortization of goodwill and the deduction of interest on intercompany loans for income tax purposes. This goodwill and deductible interest is associated with our internal restructuring, and we are currently in discussions with the Dutch tax authorities concerning our ability to take advantage of the tax savings associated with it. See "—Income Taxes Payable". The decrease in deferred tax assets during 2003 resulted from a change in the period over which goodwill associated with the restructuring is amortized, from 10 years to 15 years, which brings the amortization period in line with the FPSO depreciation period. This change led to a decrease in the amount of amortization charges recorded for income tax purposes.

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

        We have recorded a deferred tax asset based on our estimate of the probable result of these discussions. The carrying value of our net deferred tax assets assumes a positive outcome of our discussions with the Dutch tax authorities and that we will be able to generate sufficient future taxable income in certain tax jurisdictions to take advantage of the benefits associated therewith. We believe that it is more likely than not that this deferred tax asset will be realized. However, if this assessment is incorrect, we may be required to record full or partial valuation allowances against our deferred tax assets resulting in the inclusion of additional income tax expense in our consolidated financial statements. We evaluate the realizability of the deferred tax assets and assess the need for a valuation allowance on a quarterly basis. We did not record a valuation allowance in 2001, 2002 and 2003.

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

Tangible Fixed Assets and Depreciation

        Our FPSOs account for approximately 73% of our total assets, are our primary sources of revenues and, accordingly, represent our most material fixed assets. We account for the value of these assets at their construction or acquisition cost and depreciate them on a straight-line basis over an estimated useful life of 15 years. An increase or decrease in the actual useful lives of our FPSOs over their estimated useful lives could result in significantly higher or lower annual depreciation expenses, which could have a material effect on our results of operations and shareholder's equity. In addition, our ability to recover the book value of our FPSOs depends, to a large extent, on our ability to enter into profitable service agreements for the vessels. If we are unable to secure profitable service agreements or if other circumstances arise indicating that the carrying amount an FPSO may not be recoverable, we may be required to record an impairment loss, which could similarly affect our results of operations and shareholder's equity. No circumstances arose in 2001, 2002 or 2003 that indicated that our FPSOs could be impaired and, therefore, we did not record any impairment losses relating to our fleet. An extension of the useful lives of our FPSOs by one year would have resulted in a decrease in depreciation charges of approximately U.S.$3.9 million for 2003.

Accounts Receivable

        Accounts receivables are stated at face value less an allowance for possible uncollectable accounts. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. Because our accounts receivables are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of these customers could have a material adverse effect on the collectability of our accounts receivables and our results of operations. In 2003, we recorded a provision relating to credit losses of U.S.$0.8 million, compared to U.S.$1.2 million in 2002.

New Accounting Policies

SFAS 143

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations". SFAS 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets and requires recognition of a liability for an asset retirement obligation in the period in which it is incurred. The provisions of this statement are effective for financial statements issued for fiscal years beginning after June 15, 2002. Adopting SFAS 143 did not have a material impact on our consolidated financial statements.

SFAS 146

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This statement defines the accounting and reporting for costs associated with exit or disposal activities and is effective for exit or disposal activities that are initiated after December 31, 2002. Adopting SFAS 146 did not have a material impact on our consolidated financial statements.

SFAS 149

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 will be effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Adopting SFAS 149 did not have a material impact on our consolidated financial statements.

SFAS 150

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Specifically, statement requires an issuer to classify the following instruments as liabilities (or assets in certain circumstances): (1) a financial instrument issued in the form of shares that is mandatorily redeemable, (2) a financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets, (3) a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on certain specified criteria. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adopting SFAS 150 did not have a material inpact on our consolidated financial statements.

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

FIN 45

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002 and we have adopted those requirements for our financial statements. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of the recognition and initial measurement requirements of FIN 45 did not have a material impact on our consolidated financial statements.

FIN 46

        In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of APB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The FASB has amended FIN 46, now known as FIN 46 Revised December 2003 ("FIN 46R"). The requirements of FIN 46 or FIN 46R are effective to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003. We do not anticipate that the adoption of FIN 46 or FIN 46R will have a material impact on our consolidated financial statements.

Results of Operations

	For year ended December 31,			Change
	2001	2002	2003	2001–2002	2002–2003
	(in U.S.$ thousands)			(%)
Revenues
FPSO business	178,138	219,093	258,182	23.0	17.8
SPM business	19,179	43,706	37,598	127.9	(14.0)

Total	197,317	262,799	295,780	33.2	12.5
Operating expenses
Operations expenses:
FPSO business	60,289	90,147	147,034	49.5	63.1
SPM business	23,506	55,162	38,721	134.7	(29.8)

Total	83,795	145,309	185,755	73.4	27.8
Selling, general and administrative expenses	9,467	9,736	9,800	2.8	0.7
Other operating income	(3,375)	(4,046)	(4,014)	19.9	(0.8)
Depreciation of tangible fixed assets and amortization of intangible assets	58,335	54,038	61,976	(7.4)	14.7

Total operating expenses	148,222	205,037	253,517	38.3	23.6

Operating income
FPSO business	57,265	73,476	45,307	28.3	(38.3)
SPM business	(8,170)	(15,714)	(3,044)	92.3	(80.6)

Total	49,095	57,762	42,263	17.7	(26.8)

Financial income and expense
Interest income	5,188	3,447	3,530	(33.6)	2.4
Interest expense	(28,776)	(48,898)	(45,120)	69.9	(7.7)
Currency exchange results	5,759	1,452	10,841	(74.8)	646.6
Total	(17,829)	(43,999)	(30,749)	146.8	(30.1)

Income before taxes	31,266	13,763	11,514	(56.0)	(16.3)
Income taxes	(32,614)	(23,615)	(1,063)	(27.6)	95.5

Net income	63,880	37,378	12,577	(41.5)	(66.4)

EBITDA(1):
FPSO business	114,842	126,470	106,960	10.1	(15.4)
SPM business	(7,412)	(14,670)	(2,721)	97.9	(81.5)

Total	107,430	111,800	104,239	4.1	(6.8)

Note:

(1)
A reconciliation of EBITDA to net income and net cash provided by operating activities is included under "Item 3: Key Information—(A) Selected Consolidated Financial Data—Notes".

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Revenues

        Revenues were U.S.$295.8 million in 2003, up 12.5% from U.S.$262.8 million in 2002. Revenues from our FPSO business were U.S.$258.2 million in 2003, up 17.8% from U.S.$219.1 million in 2002.

Revenues from our SPM business were U.S.$37.6 million in 2003, down 14.0% from U.S.$43.7 million in 2002.

        Revenues from our FPSO business increased by U.S.$39.1 million in 2003. Of this increase, U.S.$9.7 million was attributable to payments received under our service agreement with PetroSA, U.S.$30.5 million was attributable to the recognition of reimbursable expenses incurred in connection with the installation of subsea equipment on the Sable Field (compared to U.S.$12.4 million in 2002), and U.S.$16.3 million was attributable to the reimbursement of expenses incurred in connection with the installation of a new water injection facility on the Haewene Brim (compared to U.S.$3.1 million incurred in connection with the produced water treatment unit on the Uisge Gorm in 2002). In addition, revenues generated by the Haewene Brim increased by U.S.$1.6 million in 2003 due to higher incentive income and fuel discharge. These increases were in part offset by a reduction in tariff payments with respect to the Bleo Holm due to increased downtime resulting from maintenance to its topsides gas pipework (U.S.$2.0 million) and declining production levels on the Munin (U.S.$1.3 million).

        Revenues from our SPM business decreased by U.S.$6.1 million in 2003 due to the lower level of SPM activities caused by a decreased number of accepted bids for contracts during the period. Although we were awarded six SPM delivery contracts for the development of buoy mooring systems during 2003, we do not expect payments under the contracts to have a material effect on our results of operations in the future.

Operations Expenses

        Operations expenses were U.S.$185.8 million in 2003, up 27.8% from U.S.$145.3 million in 2002. In our FPSO business, our operations expenses were U.S.$147.0 million in 2003, up 63.2% from U.S.$90.1 million in 2002. In our SPM business, operations expenses amounted to U.S.$38.7 million in 2003, down 29.9% from U.S.$55.2 million in 2002.

        The U.S.$56.9 million increase in the operations expenses of our FPSO business during 2003 was primarily attributable to the recognition of U.S.$46.6 million in reimbursable expenses relating to work performed at the Sable Field and the installation of a new water injection facility on the Haewene Brim as described above under "—Revenues", compared with U.S.$15.5 million in the prior year. While we expect to be fully reimbursed for these expenses, under our accounting policies, we include the reimbursement in our revenues and account for the associated cost in our operations expenses. The increase in operations expenses in 2003 was also attributable to U.S.$11.7 million of expenses associated with the Glas Dowr, as well as a change in our methodology for allocating expenses between our FPSO and SPM businesses. The latter resulted in the recognition of U.S.$10.7 million of expenses (consisting of U.S.$6.4 million in general overhead expenses and U.S.$4.3 million in internal project expenses) that previously would have been recognized by our SPM business. Further, operations expenses increased by U.S.$4.8 million due to shutdown and maintenance costs on the Bleo Holm (U.S.$4.1 million) and increased offshore maintenance costs for the Uisge Gorm (U.S.$0.7 million). The overall increase in operations expenses was in part offset by our claim for reimbursement of U.S.$1.4 million in costs relating to the topsides gas pipework on the Bleo Holm.

        Operations expenses of our SPM business decreased by U.S.$16.4 million during 2003. Operations expenses decreased by U.S.$20.7 million due to the reallocation of certain expenses to our FPSO business during the period and the lower level of SPM activities, as described above. This decrease in operations expenses was partially offset by a U.S.$4.2 million loss that we incurred in connection with the development of an SPM system during 2003. The loss on the SPM system was attributable to the replacement of an installation subcontractor and costs associated with the consequential delay to the project.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses amounted to U.S.$9.8 million in 2003, up 1.0% from U.S.$9.7 million in 2002. The increase in selling, general and administrative expenses was due to increased pension costs in 2003.

Depreciation of Tangible Fixed Assets

        Charges for depreciation of tangible fixed assets amounted to U.S.$62.0 million in 2003, up 14.7% from U.S.$54.0 million in 2002. The increase in the amount of these charges resulted from U.S.$10.3 million in depreciation charges that we recorded in respect of the Glas Dowr following commencement of production at Sable Field on August 7, 2003, but was partly offset by the fact that we did not record depreciation charges during 2003 for the flowlines on the Uisge Gorm following the full depreciation of the equipment in July 2002. During 2002, we recorded U.S.$1.9 million in depreciation charges in respect of the Uisge Gorm's flowlines.

Operating Expenses

        Due to the foregoing factors, total operating expenses were U.S.$253.5 million in 2003, up 23.7% from U.S.$205.0 million in 2002.

Operating Income

        Due to the foregoing factors, operating income amounted to U.S.$42.3 million in 2003, down 26.8% from U.S.$57.8 million in 2002. Our operating margin decreased to 14.3% of our revenues in 2003, compared to 22.0% of our revenues in 2002.

Financial Income and Expense

        Net financial expense amounted to U.S.$30.7 million in 2003, down 30.2% from U.S.$44.0 million in 2002.

        Our interest expense decreased from U.S.$48.9 million in 2002 to U.S.$45.1 million in 2003 due to an increase in the amount of interest that we capitalized over the period. In 2003, we capitalized U.S.$6.1 million of interest relating to modifications to the Glas Dowr, while in 2002 we capitalized only U.S.$3.5 million of interest relating to modifications to the Glas Dowr. The increase in the amount of capitalized interest over the period more than offset the effects of an increase in our total debt, which resulted primarily from our financing of the modifications to the Glas Dowr with borrowings under our credit facility, and an increase in the weighted average interest rate payable on our debt, which increased due to our issuance of an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 at a relatively higher interest rate. While we have been able to reduce the effective rate of interest payable on our 10 1/4% Senior Notes due 2012 through the use of a fixed-to-floating rating swap, the amount of interest payable nonetheless exceeds the rate of interest that is payable under our credit facility.

        Interest income was U.S.$3.5 million in 2003, up 2.9% from U.S.$3.4 million in 2002, due to an increase in restricted cash deposits associated with our tax leases. Currency exchange results were U.S.$10.8 million in 2003, compared to U.S.$1.5 million in 2002. The U.S.$9.3 million increase was attributable to a favorable value of our sterling and euro foreign currency exchange contracts in 2003 (U.S.$4.4 million) compared to 2002 and the appreciation of the sterling against the U.S. dollar, which resulted in a revaluation profit on U.S.$4.9 million in sterling cash deposits associated with our tax leases.

Income before Taxes

        Due to the foregoing factors, income before taxes was U.S.$11.5 million in 2003, down 16.3% from U.S.$13.8 million in 2002. As a percentage of revenues, our income before taxes decreased from 5.2% in 2002 to 3.9% in 2003.

Income Taxes and Net Income

        We recorded U.S.$1.1 million of income tax credits in 2003, down 95.5% from U.S.$23.6 million in 2002. These income tax credits consisted of current tax charges of U.S.$1.6 million in 2003, down 30.4% from U.S.$2.3 million in 2002, and deferred tax credits of U.S.$2.7 million in 2003, down 89.6% from U.S.$25.9 million in 2002. The deferred tax credits primarily resulted from the increase of tax loss carry-forwards which resulted from our internal restructuring. The decrease of U.S.$23.2 million in the deferred tax credit in 2003 was primarily attributable to a change in the period over which we amortize goodwill associated with our internal restructuring for tax purposes from 10 to 15 years. After taking into account income tax credits, net income amounted to U.S.$12.6 million in 2003, down 66.4% from U.S.$37.4 million in 2002.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Revenues

        Our revenues increased 33.2% from U.S.$197.3 million in 2001 to U.S.$262.8 million in 2002. This increase in revenues was attributable to an increase in the amount of revenues generated by both our FPSO business and our SPM business. Revenues generated by our FPSO business increased 23.0% from U.S.$178.1 million to U.S.$219.1 million over the period, while revenues generated by our SPM business increased 127.9% from U.S.$19.2 million to U.S.$43.7 million.

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

        Revenues from our SPM business grew from 2001 to 2002 due to an increase in the scope and the amount of work that we performed in connection with our SPM projects over the period. In 2001, our SPM business carried out work relating to the tie-back of the Bleo Holm to the Blake Field and to the delivery of spare parts to one of our customers. While we entered into three new SPM delivery contracts in the fourth quarter of 2001, significant revenues from these contracts did not begin to accrue until 2002. In 2002, we earned revenues from the three SPM projects that we were awarded in the fourth quarter of 2001 and, to a lesser degree, from two additional SPM projects that we were awarded during the year and from a water treatment unit that we delivered and installed on the Uisge Gorm in 2002.

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

        The following table sets forth selected information concerning our consolidated cash flows during the periods indicated.

	Year ended December 31,
	2001(1)	2002	2003
	(in U.S.$ thousands)
Provided by operations	73,719	84,420	73,665
(Used in) investment activities	(285,102)	(95,105)	(70,012)
Provided by (used in) financing activities	203,275	20,018	8,932
Bank debt	202,848	(218,257)	(75,626)
10 1/4% Senior Notes due 2012	—	256,022	75,375
Debt arrangement fees	—	(18,802)	(2,260)
Short-term loan to related party	3,433	—	—
Unsubordinated Marenco loan(2)	(4,025)	(3,587)	—
Proceeds from restricted deposits	1,019	4,642	4,763
Proceeds from fixed-to-floating interest rate swap(3)	—	—	6,680

Notes:

(1)
Gives effect to our acquisitions of the Munin, the Haewene Brim and their related operating companies.

(2)
The unsubordinated Marenco loan was fully repaid in 2002.

(3)
Relates primarily to a net gain realized in connection with the unwinding of a fixed-to-floating interest rate swap transaction entered into on April 25, 2003 that was associated with our 10 1/4% Senior Notes due 2012. See "—(A) Factors Affecting Results of Operations—Interest Expense".

Net Cash Flow Provided by Operations

        Net cash flow provided by operations consists of operating income earned from our service agreements and our SPM delivery contracts, adjusted for investments in working capital and non-cash items such as depreciation and amortization. Working capital is defined as our current assets less our current liabilities. Net cash flow provided by operations were U.S.$73.7 million in 2001, U.S.$84.4 million in 2002 and U.S.$73.7 million in 2003. The increase in net cash flow provided by operations from 2001 to 2002 was primarily due to a reduction of working capital, which was partially offset by increased interest expenses. Working capital decreased by U.S.$20.0 million in 2002, compared to an increase in working capital of U.S.$17.6 million in 2001. The decrease in net cash flow provided by operations from 2002 to 2003 was primarily attributable to a decrease of operating results which was partially offset by a reduction of working capital. The changes in working capital include movements in work in process, billings in excess of cost and unrealized income, other receivables, other liabilities and accrued expenses, accounts payable and prepaid expenses. Work in process decreased from U.S.$11.8 million to U.S.$8.1 million because the level of our SPM business activities was lower in 2003 compared to 2002. Billings in excess of cost increased from U.S.$2.0 million to U.S.$4.3 million because, as of December 31, 2003, four SPM projects for which advance billings were sent had started as compared to two as of December 31, 2002. Other receivables increased by U.S.$14.3 million primarily because subsequent invoicing was used as a method of invoicing for three of our FPSOs during 2003. In 2002, this method was used for only one FPSO. In 2004, we expect that subsequent invoicing will be used for two of our FPSOs. Other liabilities and accrued expenses increased by U.S.$12.6 million, primarily because we recorded an accrual relating to services rendered by third parties in connection with the modification of the Glas Dowr. The amounts for the services rendered by third parties are disputed and are subject to agreement with these third parties. We still have to agree the amounts for the services rendered with the third parties involved. Accounts payable increased by

U.S.$3.4 million mainly because of increased project expenses relating to the water injection unit project of the Haewene Brim. In 2003, prepaid expenses decreased by U.S.$2.6 million, primarily due to the lower level of advance payments, as compared to 2002, during which advance prepayments were made in connection with the modification of the Glas Dowr.

Net Cash Flow (Used in) Investment Activities

        Net cash flow (used in) investment activities depends primarily on the amount of capital expenditures that we make in connection with the construction, modification or acquisition of FPSOs. Net cash flows (used in) investment activities totaled U.S.$(285.1) million in 2001, U.S.$(95.1) million in 2002 and U.S.$(70.0) million in 2003. The net cash outflow in 2001 resulted primarily from our acquisition of the Haewene Brim and the Munin and initial modifications that we made to the Glas Dowr to prepare it for operation on the Sable Field. In both 2002 and 2003, net cash flow used in investment activities related principally to additional modifications that we made to the Glas Dowr to prepare it for operation on the Sable Field. The cost of these modifications have been capitalized and added to the historic cost of the vessel.

Net Cash Flow Provided by Financing Activities

        Net cash flow provided by financing activities are primarily driven by our borrowing activities. Net cash flow amounted to U.S.$203.3 million in 2001, U.S.$20.0 million in 2002 and U.S.$8.9 million in 2003. Our net indebtedness typically increases while we are modifying, developing or acquiring an FPSO, while our net indebtedness tends to decrease if we are not engaged in those activities. In 2001, our net debt increased due to approximately U.S.$279.2 million in drawdowns under a bridge credit facility used to finance our acquisition of the Haewene Brim, the Munin and their related operating companies. In 2002, the net cash flow provided by financing activities resulted primarily from expenditures relating to the refinancing of our former credit facility and certain other indebtedness and from the issuance of our outstanding 10 1/4% Senior Notes due 2012. In connection with these financings, we incurred approximately U.S.$18.8 million in debt arrangement and professional fees. These fees have been capitalized and will be charged to financial expenses over the term of the indebtedness in respect of which they were incurred. In 2003, the net cash flow provided by financing activities resulted primarily from expenditures relating to the refinancing of our former credit facility and certain other indebtedness and from the issuance of an additional U.S.$75.0 million outstanding 10 1/4% Senior Notes due 2012.

Financing Arrangements

        As of December 31, 2003, we did not have any short-term bank debt under working capital facilities or our credit facility. We had total long-term bank debt of U.S.$249.1 million outstanding under our credit facility and cash of U.S.$32.9 million. We also had U.S.$335.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 outstanding and U.S.$134.7 million of indebtedness outstanding under the subordinated Marenco loan.

Credit Facility

        Our credit facility is a U.S.$600.0 million revolving credit facility that we signed in January 2002 with an international syndicate of banks led by Barclays Capital, Fortis Bank and ING Bank. The facility has a tenor of eight years and may be used to finance the development of new FPSOs and for general corporate purposes. Its structure includes a borrowing base, calculated according to the present value of cash flows we earn or expect to earn under our FPSO service agreements and a proportion of the residual value of our assets. The facility may be drawn upon at any time up to the lower of the current amount of the facility limit and the borrowing base. The facility limit, which was U.S.$480.0 million as of December 31, 2003, reduces by U.S.$20.0 million per quarter and is scheduled to reach zero in December 2009. Interest is payable at a rate that is equal to a margin over LIBOR. The margin, which is currently 1.400%, varies from 1.300% to 1.700% depending on certain factors. As of December 31, 2003, the applicable interest rate was 2.56%. A description of the principal terms of the credit facility, including restrictions on the incurrence of indebtedness and other financial covenants, is included under "Item 10: Additional Information—(C) Material Contracts—Credit Facility".

        The following table presents certain information regarding the expected availability of funding under our credit facility in its current form during the periods indicated.

	Year ending December 31,
	2003	2004	2005	2006	2007	2008	2009
	(in U.S.$ millions)
Facility limit	480	400	320	240	160	80	0
Borrowing base(1)	479	382	325	287	271	248	223

Note:

(1)
Based on our current FPSO fleet.

Other Financing Arrangements

        In addition to the credit facility described above, we also have entered into the following financing arrangements.

  •
  10 1/4% Senior Notes due 2012.    In February 2002, we issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through our finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the principal amount thereof. We used the gross proceeds from the issuance to repay approximately U.S.$248.5 million of indebtedness outstanding under our credit facility and to pay approximately U.S.$7.5 million of costs relating to the issuance. In April 2003, we issued an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through our finance subsidiary, Bluewater Finance Limited, at a price of 100.5% of the aggregate principal amount thereof plus accrued interest from and including February 15, 2003 to but excluding the issue date. We used approximately U.S.$75.4 million of the gross proceeds from the issuance, excluding the accrued interest from and including February 15, 2003 to but excluding the issue date, to repay approximately U.S.$73.4 million of indebtedness outstanding under our credit facility and to pay an estimated U.S.$2.0 million of costs relating to the issuance. The 10 1/4% Senior Notes due 2012 have been fully and unconditionally guaranteed, on a joint and several basis, by our other group companies. A description of the principal terms of the 10 1/4% Senior Notes due 2012, including financial covenants and change of control provisions, is included under "Item 10: Additional Information—(C) Material Contracts—10 1/4% Senior Notes due 2012, Indenture and Associated Swap".

  •
  Subordinated Marenco Loan.    We have borrowings outstanding under a loan from Marenco Investments Limited, our affiliate, that is fully subordinated to both our credit facility and the guarantees of our 10 1/4% Senior Notes due 2012. As of December 31, 2003, the total amount of this loan (including accrued interest) was U.S.$134.7 million. Interest is payable at a rate of 7.0% per annum; however, cash interest payments on the loan can be made only in accordance with the provisions of our credit facility and the restricted payment provisions of the indenture for our 10 1/4% Senior Notes due 2012. In 2003, we accrued approximately U.S.$8.8 million of interest on the loan. A description of the principal terms of the Subordinated Marenco Loan, including limitations on interest payments, is included under "Item 10: Additional Information—(C) Material Contracts—Subordinated Marenco Loan".

  •
  Guarantee Facilities.    We are party to a U.S.$10.0 million guarantee facility with Lloyds TSB, a U.S.$20.0 million performance guarantee facility with ING Bank and a €15.0 million (U.S.$18.9 million) performance guarantee facility with Nationale Borg. The facilities enable us to give bank guarantees to our suppliers. As of December 31, 2003, we had U.S.$12.3 million of obligations guaranteed under these facilities.

Capital Expenditures

        From time to time, we are required to make capital expenditures in respect of our FPSOs and our SPM development projects. During 2001, our capital expenditures related primarily to our acquisitions of the Haewene Brim, the Munin and their related operating companies. During 2002 and 2003, our capital expenditures related primarily to the modifications that we made to the Glas Dowr in connection with its redeployment to the Sable Field off the coast of South Africa. Due to an unanticipated increase in the scope and complexity of the vessel modifications, labor unrest and difficulties with project management on the part of the construction yard where the work was performed, the project experienced delays and cost overruns. The delay in the achievement of first oil and additional work on the gas compression facilities, along with increased insurance costs, resulted in an upward revision in our costs estimates. As of December 31, 2003, our estimate of the costs of the vessel modifications and subsea work, excluding exchange rate differences and financing costs, was approximately U.S.$195.7 million. Of this amount, U.S.$50.4 million is reimbursable by PetroSA. As of December 31, 2003, we had expended approximately U.S.$144.4 million on the vessel modifications and approximately U.S.$37.3 million on developing the subsea infrastructure, and we have received approximately U.S.$37.3 million in milestone payments from PetroSA for the completion of the subsea work. Based upon our estimates, we believe that we had approximately U.S.$14.0 million in remaining commitments for expenditures, excluding exchange rate differences and financing costs, relating to the project as of that date. We expect to fund U.S.$13.1 million of the expenditures with milestone payments that we will receive from PetroSA for remaining subsea work and to fund the remaining expenditures with borrowings under our credit facility. In addition to the cost of vessel modifications and subsea work, U.S.$9.7 million has been capitalized for financing costs, U.S.$11.0 million for operational support prior to production, and U.S.$3.0 million for exchange rate losses resulting from the difference between the project exchange rate and actual exchange rates. In addition to the above-mentioned capital expenditures, we expect to spend approximately U.S.$6.1 million on offshore commissioning and completion work. The total capitalized cost for the project, including an accrual of U.S.$13.0 million for expenditures to be made for services incurred on the project, was U.S.$175.1 million as of December 31, 2003. We do not expect the delays or budgetary overruns to otherwise materially affect our liquidity or capital resources.

        Our future capital expenditures will depend primarily on the projects that we undertake. We anticipate that our capital expenditures during 2004 will relate primarily to modifications that we will make to the Munin in connection with its redeployment to the Xijiang Field in the South China Sea. Due to the nature of the redeployment and the scope of work anticipated, we believe that such capital expenditures will be significantly less than the amounts that were invested in connection with the redeployment of the Glas Dowr. Nevertheless, it is not possible to predict with certainty the extent of the capital expenditures that we will be required to make in connection with the redeployment. We expect that actual capital expenditures will primarily be a function of the characteristics of the Xijiang Field, the requirements set forth in the our new service agreement and other relevant considerations. We intend to fund these capital expenditures with borrowings drawn under our credit facility and payments that we will receive under the new service agreement.

(C)  Research and Development

        We have focused our research and development activities on technology that is integral to our FPSO and SPM businesses. We have an in-house design and engineering team consisting of engineers trained in a number of disciplines. We also access new sources of information or technology by entering into strategic alliances with equipment manufacturers, oil and gas companies, universities or by participating in joint industry programs. While the market for our products and services is subject to continual technological changes, development cycles from initial conception through introduction can extend over several years. Our efforts have resulted in the development of a number of inventions, new processes and techniques, many of which have been incorporated as improvements to our product lines. Our research and development activity has led to a number of patents or patent applications, principally in the area of SPM systems. See "Item 4: Information on the Company—(B) Business Overview—Intellectual Property". During 2001, 2002, and 2003, our research and development expenditures were U.S.$0.4 million, U.S.$0.5 million, and U.S.$0.6 million, respectively. We expect to expend a similar amount on research and development in future periods.

(D)  Off-balance Sheet Arrangements

        We are not a party to any material off-balance sheet financial arrangements.

(E)  Tabular Disclosure of Contractual Obligations

        The following table presents the scheduled maturities of our contractual obligations, assuming that any available rollover provisions were inapplicable, as of December 31, 2003.

	Payments due by Period
	Total	<1 year	1–3 years	3–5 years	>5 years
	(in U.S.$ thousands)
Long-term debt obligations	584,108	—	9,108	160,000	415,000
Capital lease obligations	—	—	—	—	—
Operating lease obligations	5,602	2,270	3,035	297	—
Purchase obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—

Total	589,710	2,270	12,143	160,297	415,000

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

Hugo Heerema

        Mr. Heerema, 51, is the sole managing director of Bluewater Holding B.V. and the founder of Aurelia Energy N.V. Mr. Heerema founded Aurelia Energy N.V. in September 1993 in connection with his acquisition of the "Bluewater" group of companies. Prior to this acquisition, Mr. Heerema was employed by the Heerema Group, where he served as a commercial director. Mr. Heerema holds an

MBA from the University of Delft and has 24 years of experience in the offshore industry. Mr. Heerema has acted as the managing director of Aurelia Energy N.V.'s various Dutch subsidiaries since 1993. He has also held several advisory positions and non-executive directorships in affiliated companies. At the time of his appointment to the management board of Bluewater Holding B.V., Mr. Heerema was the beneficial owner of 100.0% of Aurelia Energy N.V.'s outstanding share capital. While he has since transferred this shareholding to the Jacaranda Trust, the trustees of the Jacaranda Trust are prohibited from exercising their power in a manner that would result in Mr. Heerema being dismissed or replaced as Bluewater Holding B.V.'s sole managing director without his prior written consent. See "Item 7: Major Shareholder and Related Party Transactions—(A) Major Shareholder".

Bluewater Energy Services B.V.

        The executive officers of Bluewater Energy Services B.V. are responsible for implementing the policies established by the management board of Bluewater Holding B.V. Under general powers of attorney, each executive officer having the title "Vice President" may individually bind Bluewater Energy Services B.V. for legal acts up to an amount of €100,000. Two executive officers acting together may bind Bluewater Energy Services B.V. for legal acts up to an amount of €500,000. The executive officers serve in their positions pursuant to employment agreements entered into with Bluewater Energy Services B.V. and may be appointed and dismissed in accordance with applicable employment law.

        The following table presents certain information concerning the current executives of Bluewater Energy Services B.V.

Name	Current Office	Date of Appointment
Michel Bonte	Vice President, Business Development	May 14, 1996
Jaap de Baan	Vice President, Technology and Development	September 1, 1993
Jesse van de Korput	Vice President, Floating Productions	November 1, 1998
Kees Voormolen	Vice President, Finance and Administration	July 1, 2000
Maarten van Aller	Vice President, Projects	November 10, 2003

Michel Bonte

        Mr. Bonte, 54, serves as Vice President of Business Development. Mr. Bonte held management positions with the Heerema Group, Seaway Heavy Lifting and the Glenmore Group prior to joining our company in 1996. He holds a civil engineering degree from Weg en Waterbouw in Rotterdam and an MBA from the Instituut voor Bedrijfsopleidingen in Zeist. He has 30 years of experience in the offshore sector.

Jaap de Baan

        Mr. de Baan, 56, serves as Vice President of Technology and Development. Mr. de Baan joined our company in 1978 and has 31 years of experience in managing and supervising of design and engineering of FPSOs and SPM systems. He holds a mechanical engineering degree from Rotterdam Technical College.

Jesse van de Korput

        Mr. van de Korput, 46, serves as Vice President of Floating Productions. He held management positions with Elf Petroland and Fluor Daniel prior to joining our company. Mr. van de Korput holds an engineering degree and a masters degree in management from the Vrije Universiteit of Brussels and Boston. He has 13 years of experience in the offshore industry.

Kees Voormolen

        Mr. Voormolen, 41, serves as Vice President of Finance and Administration. He held positions with Royal Boskalis Westminster, Western Atlas Inc. and KLM Royal Dutch Airlines prior to joining our company in 1999. Mr. Voormolen holds a masters degree in business economics from the Erasmus University of Rotterdam and has seven years of experience in the offshore industry. Mr. Voormolen also has approximately 17 years of experience with structured financing, project financing and mergers and acquisitions.

Maarten van Aller

        Mr. van Aller, 35, serves as Vice President of Projects. He held project management positions within the IHC Caland Group and sales positions within a shipping service company prior to joining our company in 2001 as a Business Development Manager. Mr. van Aller holds a masters degree in civil engineering from the Delft University of Technology. Mr. van Aller has 10 years of experience in the offshore sector.

(B)  Compensation

        The aggregate compensation of our various managing directors and executive officers as a group was U.S.$995,000 in 2003. In 2003, we set aside or accrued U.S.$153,000 to provide pension, retirement or similar benefits.

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

        The following table presents the average number of workers that we employed on a permanent and on an auxiliary basis during the periods indicated.

	Year ended December 31,
	2001	2002	2003
Permanent employees	284	374	413
Auxiliary employees	71	127	119

Total employees	355	501	532

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

ITEM 7:    MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

(A)  Major Shareholder

        Aurelia Holding N.V. is the registered shareholder of 136,000 of our common B shares and 34,000 of our preference A shares, representing 100.0% of our outstanding voting shares. On January 28, 2003, Mr. Hugo Heerema, as the holder of 100.0% of the issued and outstanding share capital of Aurelia Holding N.V., voted in an extraordinary general meeting of shareholders of Aurelia Holding N.V. to dissolve and liquidate the company. The resolution is irrevocable and binding on all subsequent shareholders. Due to the foregoing, it is expected that, upon the expiration of a winding-up period, the dissolution and liquidation of Aurelia Holding N.V. will be completed and the shareholder or shareholders of Aurelia Holding N.V. immediately prior to the completion of the dissolution and liquidation will become the direct owner or owners of 100.0% of our outstanding common B shares and 100.0% of our preference A shares.

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

Marenco Loans

        We currently have indebtedness outstanding under a subordinated loan from Marenco Investments Limited, an unconsolidated affiliate that is owned by our sole beneficial shareholder. Interest on the loan is fixed at a rate of 7.0% per annum; however, cash payments may only be paid in certain instances. The largest amount of indebtedness outstanding under this loan during the last three years was U.S.$134.7 million. This is the amount of indebtedness that was outstanding as of December 31, 2003. Marenco Investments Limited loaned these funds to us in a series of transactions to enable us to finance the construction and modification of FPSOs. In 2003, we accrued approximately U.S.$8.8 million of interest on the loan.

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

ITEM 8:    FINANCIAL INFORMATION

(A)  Consolidated Statements and Other Financial information

Financial Statements

        Please refer to Item 18.

Legal and Arbitration Proceedings

        From time to time, we are involved in litigation arising in the ordinary course of our business. We are currently involved in arbitration proceedings involving claims alleging aggregate damages of

U.S.$50.0 million. We have consulted external legal advisers regarding these claims and believe that they lack merit. We intend to contest these claims vigorously and believe that we will prevail on the merits in any final determination of the claims. However, there can be no assurance in this regard. We are not currently involved in, and have not recently been involved in, any legal or other arbitration proceedings that we believe may have, or in the recent past have had, a significant effect on our financial condition or results of operations. We are currently not engaged in any legal or arbitration proceeding in which any of our managing directors, directors, executive officers or affiliates is an adverse party or has an interest that is materially adverse to us.

Dividends and Dividend Policy

        Under our articles of incorporation, we may pay dividends from our net profit at the discretion of a general meeting of shareholders. Any declared dividends are paid first to preference A shareholders to the extent of their preference. The remaining dividends are paid to common B shareholders in proportion to the amount of common B shares held by them. Unless the entire preferred dividend is declared on our preference A shares over the fiscal year, a resolution to reserve profits may be adopted only during a general meeting of shareholders, during which all preference A shares must vote in favor of such a resolution. Our management board is authorized at any time to pay out interim dividends in prepayment of expected dividends. No dividend may be paid if any loss has been sustained during the year that cannot be covered by reserves or compensated in any other way. Notwithstanding the foregoing, our ability to pay dividends in respect of our preference A shares and our common B shares is limited by the terms and conditions of certain of our financing arrangements, including the indenture relating to our outstanding 10 1/4% Senior Notes due 2012 and our credit facility. Our dividend policy has historically been to add our net income to retained earnings rather than to pay it out in the form of dividends. In the future, we may elect to pay dividends to the extent that we are not involved in any significant projects and the payment of such dividends is permitted by our financing arrangements.

(B)  Significant Changes

        There have not been any significant changes to our business or financial condition since December 31, 2003.

ITEM 9:    THE OFFER AND LISTING

(A)  Offer and Listing Details

        We are a privately held company that is owned by a single beneficial shareholder and, accordingly, there is no established or liquid trading market for our preference A shares or our common B shares.

(B)  Plan of Distribution

        Not applicable.

(C)  Markets

        Neither our outstanding preference A shares nor our outstanding common B shares are listed on a securities exchange or otherwise quoted. Our outstanding 10 1/4% Senior Notes due 2012 are listed on the Luxembourg Stock Exchange and trade under the symbol "BLUWAT".

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

(C)  Material Contracts

Service Agreements

        We currently operate our FPSOs on offshore oil fields pursuant to five service agreements that we have entered into with oil companies and have entered into a sixth service agreement pursuant to which we have agreed to redeploy one of our FPSOs to another oil field. These service agreements consist of the documents included as Exhibits 4.1 to 4.14, Exhibit 4.59 and Exhibit 4.62 of this annual report. The principal terms and conditions of these agreements are described under "Item 4: Information on the Company—(B) Business Overview—FPSO Business—FPSO Fleet and FPSO Hull".

Credit Facility

        We are a party to a revolving credit facility agreement, dated January 15, 2002, among Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater Offshore Production Systems Ltd., Bluewater (Haewene Brim) N.V., Bluewater (Munin) N.V., Ranberger Holding N.V., Luludia Asset Finance B.V. and Refugio B.V., as borrowers, Barclays Bank PLC, Fortis Bank (Nederland) N.V. and ING Bank N.V., as arrangers, and ING Bank N.V., as facility agent, Barclays Bank PLC, as technical bank and facility security trustee, and certain financial institutions, as lenders. Obligations under the credit facility are guaranteed by Aurelia Energy N.V. and its subsidiaries other than the borrowers and, Bluewater Finance Limited pursuant to a facility guarantee, dated January 28, 2002.

Structure

        The credit facility is a U.S.$600.0 million reducing revolving credit facility. See "—Maturity and Amortization". Subject to certain conditions the facility can be used to finance the construction of new FPSOs and for general corporate purposes. The structure of the facility includes a borrowing base, calculated according to the present value of cash flows we will or may earn under our FPSO service agreements and a certain amount of residual asset value. The facility can be drawn at any time up to the lower of the limit and the borrowing base amount at that time. The borrowing base amount consists of the sum of three tranches. Tranche 1 consists of 100.0% of the net present value of the contracted facility fee income under our FPSO service agreements during the minimum contract periods. Tranche 2 consists of 65.0% of the net present value of the contracted facility fee income during expected contract extensions. Tranche 3 consists of 50.0% of the net present value of the market value of the FPSOs at the end of the expected contract term, up to a maximum amount of U.S.$20.0 million per vessel and U.S.$100.0 million in total. A new borrowing base is recalculated every six months subject to majority bank approval or, if such approval is not obtained, subject to an independent expert. During the six-month period, the borrowing base may be redetermined following certain events, including the termination of our service agreements, the total loss of an FPSO or a change in the deployment period of an FPSO as confirmed by the oil company.

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

Guarantees and Security

        The borrowers' obligations under the credit facility are guaranteed by Aurelia Energy N.V. and each of its direct and indirect subsidiaries other than the borrowers and Bluewater Finance Limited. Together, the borrowers and the guarantors have granted security interests over substantially all of their assets, including mortgages over all FPSOs, fixed charges over certain of their properties, debts, bank accounts, insurance proceeds and specified agreements. In addition, the shares of each FPSO-owning company have been pledged in favor of the facility security trustee for the lenders under the credit facility, and the operating income relating to our FPSO service agreements has been pledged to the lenders to secure the credit facility.

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

Maturity and Amortization

        The credit facility had a remaining term of six years as of December 31, 2003. The facility limit, which reduces by U.S.$20.0 million per quarter, was U.S.$480.0 million as of December 31, 2003 and is scheduled to reach zero by December 2009.

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

10 1/4% Senior Notes due 2012, Indenture and Associated Swap

        We are a party to an indenture, dated as of February 22, 2002, among Bluewater Finance Limited, each of the guarantors party thereto and The Bank of New York, as trustee, pursuant to which we issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 on February 22, 2002 and an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 on April 23, 2003. The 10 1/4% Senior Notes due 2012 were issued by our finance subsidiary, Bluewater Finance Limited, and were initially guaranteed by each of: Aurelia Energy N.V., Bleo Holm Standby Purchaser N.V., Bluewater (Bleo Holm) N.V., Bluewater Brasil Ltda., Bluewater Energy N.V., Bluewater Energy Services B.V., Bluewater Equipment Leasing Ltd., Bluewater Floating Production B.V., Bluewater (Floating Production) Ltd., Bluewater (Glas Dowr) N.V., Bluewater (Haewene Brim) N.V., Bluewater Holding B.V., Bluewater International B.V., Bluewater (Malta) Ltd., Bluewater (Munin) N.V., Bluewater (New Hull) N.V., Bluewater (Norway) ANS, Bluewater Offshore Production Systems Ltd., Bluewater Offshore Production Systems Nigeria Ltd., Bluewater Offshore Production Systems N.V., Bluewater Offshore Production Systems (U.S.A.), Inc., Bluewater Operations (UK) Ltd., Bluewater Services (UK) Ltd., Bluewater (UK) Ltd., Bluewater Terminal Systems N.V., Lufeng Development Company ANS and Pierce Production Company Ltd. Pursuant to a supplemental indenture, dated as of

March 31, 2004, Bluewater Oil & Gas Investments Ltd. has acceded to the indenture as an additional guarantor of the 10 1/4% Senior Notes due 2012.

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

Interest

        Interest is payable semi-annually in arrears on February 15 and August 15 of each year and is payable at a rate of 10 1/4% per annum. On July 17, 2003, we entered into a fixed-to-floating interest rate swap transaction, with terms that are identical to the fixed-to-floating interest rate swap transaction that enables us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, we receive payments that are calculated at a fixed rate of 10 1/4% and makes interest payments that are calculated at a floating rate that is equal to a margin of 6.11% over LIBOR. Substantially all of the guarantors of our 10 1/4% Senior Notes due 2012 have guaranteed obligations under the swap.

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

Intercompany Loan

        In connection with our issuance of 10 1/4% Senior Notes due 2012 in February 2002, Bluewater Holding B.V., as borrower, entered into an intercompany loan agreement dated February 22, 2002 with Bluewater Finance Limited, as lender, pursuant to which Bluewater Finance loaned Bluewater Holding the U.S.$256.4 million gross proceeds from the sale of the 10 1/4% Senior Notes due 2012. In connection with our issuance of additional 10 1/4% Senior Notes due 2012 in April 2003, Bluewater Holding B.V. and Bluewater Finance Limited amended and restated the intercompany loan agreement to enable Bluewater Finance Limited to loan Bluewater Holding B.V. the U.S.$75.4 million of the gross proceeds from the issuance (excluding accrued interest from and including February 15, 2003, to but excluding the issue date) on the same basis as the original loan. The intercompany loan bears interest at a rate of 10 1/4% per annum. Interest is payable in same day funds two business days prior to each date on which interest is payable on the 10 1/4% Senior Notes due 2012 and is payable to such account or accounts with such person or persons as Bluewater Finance Limited may designate to Bluewater Holding B.V. The maturity date of each is February 15, 2012. Bluewater Holding B.V.'s obligation under the intercompany loan are subordinated on the same basis and to the same extent as the guarantees.

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

Tax Lease Arrangements

        We entered into certain tax lease arrangements for the Uisge Gorm, the Glas Dowr and the topsides of the Bleo Holm from 1994 to 1999 and, in April 2003, signed a new tax lease for the topsides of the Haewene Brim, in each case with Hill Samuel Leasing No. 4 Ltd, a UK lessor, that was able under UK tax law to obtain tax depreciation on the capital expenditure incurred by it on acquiring the leased assets. These arrangements are principally comprised of the documents included as Exhibits 4.48 to 4.55 of this annual report. Pursuant to these arrangements:

  •
  we agreed to sell the Uisge Gorm to the UK lessor under a conditional sale agreement;

  •
  we agreed to sell the Glas Dowr to the UK lessor under a conditional sale agreement;

  •
  the UK lessor became buyer of the Bleo Holm topsides from the manufacturer, the original sales contract having been terminated and replaced;

  •
  the UK lessor became the buyer of the Haewene Brim topsides from Ranberger Holding B.V., a limited liability company owned by a third party foundation, our original lease of the assets from Ranberger Holding B.V. having been terminated.

        We own legal title to both the hull and topsides of each of the Uisge Gorm and the Glas Dowr and to the hull of the Bleo Holmand the Haewene Brim. The UK lessor holds legal title to the topsides of the Bleo Holm and the Haewene Brim. In each case, the UK lessor has leased its interest in those asset to us pursuant to lease arrangements that provide us with the right to use, operate, posses and enjoy the leased assets without interference and entitle us to the full economic benefit of the operation of the leased assets.

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

Economic Sale Agreement

        Effective January 1, 2000, we entered into an internal restructuring process. In connection therewith, the economic interests in most of the assets and liabilities of certain non-Dutch group companies were sold to Bluewater Holding B.V. pursuant to an economic sale agreement, while legal title to those assets and liabilities remained with the selling companies. The companies making such dispositions to Bluewater Holding B.V. were: Bluewater (Bleo Holm) N.V., Bluewater Energy N.V., Bluewater Equipment Leasing Ltd., Bluewater (Glas Dowr) N.V., Bluewater (Malta) Ltd., Bluewater (New Hull) N.V., Bluewater Offshore Production Systems Ltd., Bluewater Offshore Production Systems N.V., Bluewater (Malta) Ltd. and Brightfield Corporation. The valuation of the assets and liabilities transferred was based on a valuation report prepared by an independent investment bank. This sale resulted for income tax purposes only in intercompany profits (estimated at €589.0 million (U.S.$742.0 million)) at the level of the selling companies, and the creation of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. Depreciation of the goodwill and the accrual of interest expense at the level of Bluewater Holding B.V. over time is expected to generate tax losses which may be available to reduce our amount of taxable income in the future. Although extensive discussions were held with the tax authorities concerning our tax structure and the internal restructuring, our tax structure and the tax consequences of the internal restructuring have been the subject to a tax audit and remain subject to further review by the tax authorities. See "Item 3: Key Information—(D) Risk Factors—Our internal restructuring and our Dutch tax treatment of our group companies remain subject to review" and "Item 5: Operating and Financial Review and Prospects—(A) Operating Results—Critical Accounting Policies and Estimates". Because only the economic interests of the selling companies in the covered assets and liabilities have been sold to Bluewater Holding B.V., the internal restructuring has not affected any of our existing contractual arrangements with third parties. The selling companies may continue to exercise their rights against, and must continue to perform their obligations and discharge their liabilities in favor of, such third parties.

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

Sales Tax

        No sales tax (omzetbelasting), expenditure tax (algemene bestedingsbelasting), turnover tax (belasting op bedrijfsomzetten) or similar tax will arise on the invoicing or payment of principal, premium and interest on the 10 1/4% Senior Notes due 2012.

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

U.S. Federal Income Taxation

        The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our 10 1/4% Senior Notes due 2012 by a U.S. Holder (as

defined below). This summary deals only with initial purchasers of our 10 1/4% Senior Notes due 2012 at the issue price that are U.S. Holders and that will hold our 10 1/4% Senior Notes due 2012 as capital assets. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of our 10 1/4% Senior Notes due 2012 by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to investors that own (directly or indirectly) 10% or more of the voting stock of Bluewater Finance Limited, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold our 10 1/4% Senior Notes due 2012 as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar).

        As used herein, the term "U.S. Holder" means a beneficial owner of our 10 1/4% Senior Notes due 2012 that is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation, partnership, or other entity, created or organized under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

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

Payments of Interest

        Interest on a note will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes. Interest paid by Bluewater Finance Limited on the 10 1/4% Senior Notes due 2012 constitutes income from sources outside the United States. Prospective purchasers should consult their tax advisors concerning the applicability of the foreign tax credit and source of income rules regarding income attributable to our 10 1/4% Senior Notes due 2012.

        Pre-Issuance Accrued Interest.     U.S. Holders that purchased in our initial offering may elect to exclude pre-issuance accrued interest from the issue price of our 10 1/4% Senior Notes due 2012. In that event, a portion of the first interest payment will be treated as a nontaxable return of the pre-issuance accrued interest. Otherwise, the full amount of this first interest payment will be taxable, and the pre-issuance accrued interest will be included in the issue price and taken into account in determining the U.S. Holder's purchase premium. See "—10 1/4% Senior Notes due 2012 Purchased at a Premium".

        10 1/4% Senior Notes due 2012 Purchased at a Premium.    A U.S. Holder that purchases our 10 1/4% Senior Notes due 2012 for an amount in excess of their stated redemption price at maturity may elect to treat the excess as "amortizable bond premium", in which case the amount required to be included in the U.S. Holder's income each year with respect to interest on our 10 1/4% Senior Notes due 2012 will be reduced by the amount of amortizable bond premium allocable (based on our 10 1/4% Senior Notes due 2012's yield to maturity) to that year. Any election to amortize bond premium applies to all bonds (other than bonds the interest on which is excludible from gross income for U.S. federal income tax purposes) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and is irrevocable without the consent of the IRS.

        Market Discount.     Our 10 1/4% Senior Notes due 2012 generally will be treated as purchased at a market discount ("Market Discount Notes") if the principal amount on our 10 1/4% Senior Notes due 2012 exceeds the amount for which the U.S. Holder purchased our 10 1/4% Senior Notes due 2012 by at least 0.25 per cent. of the principal amount on our 10 1/4% Senior Notes due 2012 multiplied by the number of complete years from the date acquired by the U.S. Holder to the maturity on our 10 1/4% Senior Notes due 2012. If this excess is not sufficient to cause our 10 1/4% Senior Notes due 2012 to be Market Discount Notes, then the excess constitutes "de minimis market discount".

        Under current law, any gain recognised on the maturity or disposition of a Market Discount Note will be treated as ordinary income to the extent that the gain does not exceed the accrued market discount on the Note. Alternatively, a U.S. Holder of a Market Discount Note may elect to include market discount in income currently over the life of the Note. This election applies to all debt instruments with market discount acquired by the electing U.S. Holder on or after the first day of the first taxable year for which the election is made. This election may not be revoked without the consent of the Internal Revenue Service (the "IRS"). A U.S. Holder of a Market Discount Note that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings incurred to purchase or carry a Market Discount Note that is in excess of the interest on the Note includible in the U.S. Holder's income, to the extent that this excess interest expense does not exceed the portion of the market discount allocable to the days on which the Market Discount Note was held by the U.S. Holder.

        Under current law, market discount on a Market Discount Note will accrue on a straight-line basis unless the U.S. Holder elects to accrue the market discount on a constant-yield method. This election applies only to the Market Discount Note with respect to which it is made and is irrevocable.

Purchase, Sale and Retirement of our 10 1/4% Senior Notes due 2012

        A U.S. Holder's tax basis in our 10 1/4% Senior Notes due 2012 will generally be the U.S. dollar cost of our 10 1/4% Senior Notes due 2012 increased by the amount of any market discount included in the U.S. Holder's income with respect to our 10 1/4% Senior Notes due 2012 and reduced by (i) the amount of any principal paid on such Notes, and (ii) the amount of any amortisable bond premium applied to reduce interest on such Notes.

        A U.S. Holder will generally recognise gain or loss on the sale or retirement of our 10 1/4% Senior Notes due 2012 equal to the difference between the amount realised on the sale or retirement and the tax basis of our 10 1/4% Senior Notes due 2012. Except to the extent described under "Market Discount" above or attributable to accrued but unpaid interest gain or loss recognised by a U.S. Holder on the sale or retirement of our 10 1/4% Senior Notes due 2012 will be capital gain or loss and will be long-term capital gain or loss if our 10 1/4% Senior Notes due 2012 were held by the U.S. Holder for more than one year.

        Gain or loss realised by a U.S. Holder on the sale or retirement of our 10 1/4% Senior Notes due 2012 generally will be U.S. source. Prospective purchasers should consult their tax advisers as to the foreign tax credit implications of the sale or retirement of such Notes.

Early Redemption

        In the event of a change of control, the holders of our 10 1/4% Senior Notes due 2012 will have the right to require Bluewater Finance to purchase our 10 1/4% Senior Notes due 2012 at 101% of their principal amount plus accrued and unpaid interest. Treasury regulations provide that the right of holders of our 10 1/4% Senior Notes due 2012 to require redemption of our 10 1/4% Senior Notes due 2012 upon the occurrence of a change of control will not affect the yield or maturity date of the 10 1/4% Senior Notes due 2012 if, based on all the facts and circumstances as of the issue date, it is significantly more likely than not that a change of control giving rise to the redemption right will not occur. Bluewater Finance does not intend to treat this redemption provision of the 10 1/4% Senior Notes due 2012 as affecting the computation of the yield or maturity date of the 10 1/4% Senior Notes due 2012.

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

(F)   Dividends and Paying Agents

        Not applicable.

(G)  Statement by Experts

        Not applicable.

(H)  Documents on Display

        We file reports, including annual reports on Form 20-F and current reports on Form 6-K, with the Commission. As a foreign private issuer, we are not subject to the proxy rules under Section 14 or the short-swing insider profit disclosure rules under Section 16 of the U.S. Securities Exchange Act of 1934. You may obtain copies of the reports that we file with the Securities and Exchange Commission and other information by sending a written request to Bluewater Finance Limited, c/o Bluewater Holding B.V., Marstraat 33, 2132 HR Hoofddorp, the Netherlands, Attn: Vice President, Finance & Administration, Telephone: (31) 23 568 2800. You may also inspect and copy these reports at the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and may obtain copies of these materials at prescribed rates by calling the Securities and Exchange Commission at (1) 800 SEC 0330. Some of our filings may also be viewed on the Commission's website at www.sec.gov. All information referred to above will, for so long as our 10 1/4% Senior Notes due 2012 are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, also be available, without charge, at the specified office of our paying agent in Luxembourg during usual business hours on any weekday that is not a public holiday. The Bank of New York (Luxembourg) S.A. currently acts as our paying agent in Luxembourg and maintains offices at Aerogolf Centre, 1A, Hoehenhof, L-1736, Senningerberg, Luxembourg.

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

  •
  Bluewater Oil & Gas Investments Ltd. is a company with limited liability incorporated under the laws of Nigeria with its corporate seat in Lagos, Nigeria. Established on September 2, 2003, it is primarily engaged in investments and developments in the oil and gas sector.

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

  •
  Bluewater Terminal Systems N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with both the trade register of Curaçao with number 13578 and the chamber of commerce and industry for Amsterdam with number 34146572. It was established on November 25, 1977. The activities of the company are performed by Bluewater Energy Services B.V.

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

Interest Rate Sensitivity

        The majority of our indebtedness consists of advances under our credit facility and our outstanding 10 1/4% Senior Notes due 2012. We expect that in the future we will continue to have significant indebtedness under our credit facility and that our 10 1/4% Senior Notes due 2012 will continue to be outstanding. Advances under the credit facility bear interest at rates typically expressed as a margin over the appropriate interbank rate. Under the documentation of the credit facility, we are required at any time to have the net present value of the proportion of the facility fee income that we expect to receive during the minimum contract period of our service agreements swapped to fixed rates. As of December 31, 2003, this represented approximately 46.1% of the outstanding indebtedness under the facility. To reduce the interest expense relating to our 10 1/4% Senior Notes due 2012, we have entered into a fixed-to-floating interest rate swap transaction that enables us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, we receive payments that are calculated at a fixed rate of 10 1/4% and make interest payments that are calculated at a floating rate that is equal to a margin of 6.11% over LIBOR. In the future, we expect to manage our interest rate risk exposure through the use of a combination of fixed and floating rate debt and interest rate swaps.

        The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations, that were outstanding as of December 31, 2003. For debt obligations, the tables present our principal cash flows and related weighted average interest rates by expected maturity dates under our existing debt arrangements. For interest rate swaps, the tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the swap. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollars, which is our reporting currency. The instrument's actual cash flows are also denominated in U.S. dollars.

	Expected Maturity Date
	As of December 31,
Liabilities	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(in thousands U.S.$ equivalents)
Long-Term Debt
Fixed rate debt	—	—	—	—	—	134,659	134,659	153,716
Average interest rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	—	—
Variable rate debt(1)	—	—	—	—	—	—	—	335,000 (1)
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—
Variable rate debt(2)	—	—	9,108	80,000	80,000	80,000	249,108	—
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—
Interest Rate Swaps
Variable to Fixed	35,990	—	—	—	—	—	35,990	(1,125)
Average pay rate	6.7225%	—	—	—	—	—	—	—
Average receive rate	LIBOR	—	—	—	—	—	—	—
Variable to Fixed	36,821	35,092	7,006	—	—	—	78,919	(1,558)
Average pay rate	3.463%	3.463%	3.463%	—	—	—	—	—
Average receive rate	LIBOR	LIBOR	LIBOR	—	—	—	—	—

Note:

(1)
Represents indebtedness in respect of our 10 1/4% Senior Notes due 2012, which are the subject of a fixed-to-floating rate swap transaction that enables us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the current swap, we receive payments that are calculated at a fixed rate of 10 1/4% and make payments that are calculated at a floating rate that is equal to a margin of 6.11% over LIBOR. While we recorded U.S.$338.3 million of indebtedness under the 10 1/4% Senior Notes due 2012 as of December 31, 2003, only U.S.$335.0 million is payable upon maturity.

(2)
Represents indebtedness under our credit facility. Interest is payable at a rate that is equal to a margin over LIBOR. The margin varies from 1.300% to 1.700% depending on certain factors and is currently set at 1.400%.

Exchange Rate Sensitivity

        Our revenues are primarily denominated in U.S. dollars and, to a lesser extent, sterling. In 2003, our sterling revenues accounted for approximately 11.3%, or £18.7 million (U.S.$33.4 million), of our total revenues. Our expenses are denominated primarily in U.S. dollars and to a lesser degree, euro, sterling and rand. We are exposed to fluctuations in foreign currency exchange rates, because a portion of our expenses and financial indebtedness is denominated in currencies that are different from our revenues. Our policy is to match through our FPSO service agreements, to the extent possible, the revenues in a particular currency with our operating costs in that currency, thereby minimizing the risk associated with fluctuations in foreign currency exchange rates. We also match our indebtedness denominated in U.S. dollars with our revenues denominated in U.S. dollars. We purchase foreign currency exchange contracts from financial institutions to assist us in minimizing any residual exposure. We manage our outstanding currency exposure on a regular basis and net these exposures across our operations as a group. Gains and losses related to specific currency transactions are recognized as part of our income from financing activities. We did not have any material forward currency exchange contracts outstanding as of December 31, 2003.

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

(A)  Disclosure Controls and Procedures

Controls Evaluation and Related Certifications

        As of the end of the period covered by this annual report, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls are procedures designed to ensure that information is accumulated, recorded, processed, summarized and communicated to our management, including Mr. Hugo Heerema (our principal executive officer) and Mr. Kees Voormolen (our principal financial officer), in a manner that enables our management to make timely decisions regarding required disclosures and to ensure that our annual reports and other filings with the Securities and Exchange Commission are filed within required time periods. In connection with this evaluation, we also reviewed our internal controls, because we believe that those controls are important to the efficacy of our disclosure controls and procedures and because such a review is necessitated in connection with the Certifications set forth herein under "Certifications". Internal Controls are procedures designed to provide reasonable assurance that our transactions are properly authorized, our assets are safeguarded against unauthorized or improper use and our transactions are properly recorded and reported, in each case to permit the preparation of our financial statements in conformity with U.S. GAAP.

Definition of Disclosure Controls and Scope of Controls Evaluation

        The establishment and evaluation of our disclosure controls and procedures and our internal controls was performed under the supervision and with the participation of our managing directors and executive officers, including Mr. Heerema and Mr. Voormolen, and included a review of the controls' objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in this annual report. In the course of evaluation, we sought to identify data errors, problems with our controls and procedures and acts of fraud, if any, and to confirm, if necessary, that any appropriate corrective actions, including process improvements, were being undertaken. Our finance administration has, with the assistance of other members of our management, begun conducting this evaluation on a regular basis.

Limitations on the Effectiveness of Controls

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

Conclusions

        Based upon our evaluation, Mr. Heerema and Mr. Voormolen have concluded that our disclosure controls are effective to ensure that material information relating to us is made known to management, including Mr. Heerema and Mr. Voormolen, particularly during the period when our filings with the Securities and Exchange Commission are being prepared, and that our internal controls are effective to provide reasonable assurance that our financial statements are fairly presented in all material respects in conformity with U.S. GAAP.

(B)  Management's Annual Report on Internal Control Over Financial Reporting

        Not applicable.

(C)  Attestation Report of the Registered Public Accounting Firm

        Not applicable.

(D)  Changes in Internal Control Over Financial Reporting

        Not applicable.

ITEM 16A:    AUDIT COMMITTEE FINANCIAL EXPERT

        Neither our outstanding preference A shares nor our outstanding common B shares are listed on a securities exchange or otherwise quoted in the United States or elsewhere and, accordingly, we are not required by any applicable law, regulation or rule to establish or maintain an audit committee. Our articles of association and by-laws do not require us to establish or maintain an audit committee.

ITEM 16B:    CODE OF ETHICS

        We have adopted a code of ethics applicable to the managing directors and executive officers of Aurelia Energy N.V. and Bluewater Energy Services B.V. On April 1, 2004, we expect Bluewater Holding B.V. to adopt the same code of ethics, which will be applicable to its sole managing director. When adopted by Bluewater Holding B.V., the code of ethics will include the persons who act as our principal executive officer, principal financial officer and principal accounting officer. See "Item 6: Directors, Senior Management and Employees". A copy of the code of ethics has been filed as Exhibit 11.1 to this to this annual report.

ITEM 16C:    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte Accountants has served as our independent public accountants for each of the years ended in the three-year period ended December 31, 2003. The following table presents the aggregate fees for professional audit services and other services rendered by Deloitte Accountants in 2002 and 2003.

	2002(1)	2003(1)
	(in U.S.$ thousands)
Audit fees	521	407
Audit-related fees	—	66
Tax fees	—	—
All other fees	—	—
Total	521	473

Note:

(1)
All fee amounts are exclusive of value added tax.

Audit Fees

        Audit fees primarily relate to the audit of our annual financial statements included in our annual report on Form 20-F, agreed upon procedures work on our quarterly financial results, services related to statutory and regulatory filings or our subsidiaries, services provided in connection with accounting consultations and the service provided in connection with our issuance of our 10 1/4% Senior Notes due 2012.

Audit-related fees

        Audit related fees primarily relate to services provided in connection with consultations on implementing the requirements of Section 404 of the Sarbanes-Oxley Act.

ITEM 16D:    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E:    PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

PART III

ITEM 17:    FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of responding to this Item 17.

ITEM 18:    FINANCIAL STATEMENTS

        The following consolidated financial statements, together with the report of Deloitte & Touche Accountants, are filed as part of this annual report.

ITEM 19:    EXHIBITS

        The following instruments and documents are included as exhibits to this annual report.

Exhibit Number	Description
1.1*	Articles of Incorporation of Aurelia Energy N.V.
2.1*	Indenture, dated as of February 22, 2002, between the Registrants and The Bank of New York, as trustee, which includes the form of 10 1/4% Senior Note due 2012 as an exhibit thereto.
2.2****	Supplemental Indenture, dated as of March 31, 2004, between the Registrants and The Bank of New York, as trustee, which includes the form of 10 1/4% Senior Note due 2012 as an exhibit thereto.
3.1**	Settlement Constituting the Jacaranda Trust, dated January 29, 2003, by and between Hugo Jan Heerema and Bailhache Labesse Trustees Limited and Graham Radford Boxall.
4.1*†	Agreement for a Floating Production, Storage and Offtake Facility for the Fife Field Development, dated March 24, 1994, between Amerada Hess Ltd. and Bluewater Offshore Production Systems Ltd.
4.2*	Variation Order No. P03, dated June 19, 1996, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.3*†	Variation Order No. P09, dated July 12, 1996, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.4*†	Variation Order No. P13, dated September 27, 1996, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.5*†	Variation Order No. P15, dated April 7, 1997, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.6*	Variation Order No. P40, dated January 10, 2000, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.7*†	Variation Order No. P42, dated January 29, 2001, between Bluewater Offshore Production Systems Ltd., and Amerada Hess Ltd.
4.8*†	Agreement for the Provision and Operation of a Floating Production, Storage and Offloading Vessel for the Ross Field and the Blake Field, dated June 29, 2001, between Talisman Energy (UK) Ltd. and Bluewater (Floating Production) Ltd.
4.9*†	Agreement for a Floating Production, Storage and Offtake Facility for the Sable Field Development, dated June 12, 2001, between Soekor E & P (PTY) Ltd. and Bluewater (UK) Ltd.
4.10*†	Contract for the Provision of Production, Storage, Offtake and Transportation Services for the Pierce Field, dated February 22, 1997, between Enterprise Oil plc and Den Norske Stats Oljeslkap A.S.
4.11*	Novation Agreement, dated September 8, 1998, between Enterprise Oil plc and Pierce Production Company Ltd.
4.12*†	Supplementary Agreement Relating to Facilities Upgrades, dated December 22, 1999, between Enterprise Oil plc and Pierce Production Company Ltd.
4.13*†	Contract ANS022731, dated September 24, 1996, between Statoil Orient Inc. and Lufeng Development Company.
4.14*†	Amendment No. 3 to Contract ANS022731, dated January 31, 2001, between Statoil Orient Inc. and Lufeng Development Company.
4.15*	Memorandum of Agreement, dated August 31, 2001, among Navion Offshore AS, Navion Hugin AS, Bergesen d.y. Hugin Shipping AS and Aurelia Holding N.V.

4.16*	Partnership Shares Purchase Agreement, dated August 31, 2001, between Advanced Production Systems DA, Navion ASA, Aurelia Holding N.V. and Marenco Investments Ltd.
4.17*†	Memorandum of Agreement, dated August 31, 2002, among Navion Maritime AS, Advanced Petroleum DA, Navion ASA and Aurelia Holding N.V.
4.18*	Share Purchase Agreement, dated August 31, 2001, between Advanced Production Systems DA, Navion ASA, Bergesen d.y ASA, and Aurelia Holding N.V.
4.19*	Share Purchase Agreement, dated January 28, 2002, between Aurelia Holding N.V. and Bluewater Services (UK) Ltd.
4.20*	Share Purchase Agreement, dated January 28, 2002, between Aurelia Holding N.V. and Bluewater Floating Production B.V.
4.21*	Deed of Transfer of Shares, dated January 28, 2002, between Aurelia Holding N.V. and Bluewater Floating Production B.V.
4.22*	Share Purchase Agreement, dated January 28, 2002, between Aurelia Holding N.V., Marenco Investments Ltd., Bluewater International B.V. and Bluewater Holding B.V.
4.23*	Agreement of the Sale and Purchase of the Economic Entitlement to the Assets of the Bluewater Group, dated as of January 1, 2000, between Bluewater Holding B.V., Aurelia Energy N.V. and other Group Companies.
4.24*	Amendment to the Agreement of the Sale and Purchase of the Economic Entitlement to the Assets of the Bluewater Group, dated September 2001, between Bluewater Holding B.V., Aurelia Energy N.V. and other Group Companies.
4.25***	Amended and Restated Intercompany Loan Agreement, dated April 30, 2003, between Bluewater Finance Limited and Bluewater Holding B.V.
4.26*	Unsubordinated Marenco Loans (included in the Schedule to Exhibit 10.27).
4.27*	Amended and Restated Marenco Loan Agreement, dated November 21, 2001, between Aurelia Holding N.V. and Marenco Investments Limited.
4.28*	Guarantee Facility, dated February 24, 1997, among Lloyds Bank Plc, Bluewater Terminal Systems N.V., and Bluewater Energy N.V.
4.29*	Guarantee Facility, dated December 19, 2001, among ING Bank N.V., Bluewater Holding B.V., Bluewater Energy Services B.V. and Bluewater Terminal Systems N.V.
4.30*	Revolving Credit Facility Agreement, dated January 15, 2002, between Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater Offshore Production Systems Limited, Bluewater (Haewene Brim) N.V., Bluewater (Munin) N.V., Ranberger Holding N.V., Luludia Asset Finance B.V., Refugio B.V., Barclays Capital, Fortis Bank (Nederland) N.V. and ING Bank N.V.
4.31*	Facility Guarantee, dated January 28, 2002, among Aurelia Energy N.V., Bluewater (Bleo Holm) N.V., Bluewater (Floating Production) Ltd., Bluewater (Glas Dowr) N.V., Bluewater (Malta) Ltd., Bluewater (New Hull) N.V., Bluewater (UK) Ltd., Bluewater Brasil Ltda., Bluewater Energy N.V., Bluewater Equipment Leasing Ltd., Bluewater Floating Productions B.V., Bluewater International B.V., Bluewater Offshore Production Systems N.V., Bluewater Offshore Production Systems Nigeria Ltd., Bluewater Offshore Production Systems (USA), Inc., Bluewater Operations (UK) Ltd., Bluewater Services (UK) Ltd., Bluewater Terminal Systems N.V., Bluewater Norway ANS, Lufeng Development Company ANS, Pierce Production Company Ltd., Bleo Holm Standby Purchaser N.V., Barclays Bank PLC and Bluewater Energy Services B.V.

4.32*	Trust Deed and Deed of Proceeds and Priorities, dated January 28, 2002, between Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater Offshore Production Systems Limited, Bluewater (Haewene Brim) N.V., Bluewater (Munin) N.V., Ranberger Holding N.V., Luludia Asset Finance B.V., Refugio B.V., Barclays Capital, Fortis Bank (Nederland) N.V. and ING Bank N.V.
4.33*	Deed of Amendment, dated January 28, 2002, between Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater Offshore Production Systems Limited, Bluewater (Haewene Brim) N.V., Bluewater (Munin) N.V., Ranberger Holding N.V., Luludia Asset Finance B.V., Refugio B.V., Barclays Capital, Fortis Bank (Nederland) N.V. and ING Bank N.V.
4.34*	Uisge Gorm Mortgage, dated January 25, 2002, between Bluewater Offshore Production Systems N.V. and Barclays Bank PLC.
4.35*	Glas Dowr Mortgage, dated January 25, 2002, between Bluewater (Glas Dowr) N.V. and Barclays Bank PLC.
4.36*	Bleo Holm Mortgage, dated January 25, 2002, between Bluewater (Bleo Holm) N.V. and Barclays Bank PLC.
4.37*	Haewene Brim Mortgage, dated January 25, 2002, between Bluewater (Haewene Brim) N.V. and Barclays Bank PLC.
4.38*	Munin Mortgage, dated January 25, 2002, between Bluewater (Munin) N.V. and Barclays Bank PLC.
4.39*	Recognition of Rights Deed, dated January 28, 2002, between Barclays Bank PLC, Bluewater (Floating Production) Limited, Bluewater (Bleo Holm) N.V., Bluewater (Malta) Limited, Bluewater Energy N.V., Bluewater Energy Services B.V., Hill Samuel Leasing (No.4) Limited, Asterix Exploration Foundation, Bleo Holm Standby Purchaser N.V., Alice Exploration Foundation, Ariel Exploration Foundation and ING Bank N.V.
4.40***	Recognition of Rights Deed, dated June 12, 2003, in relation to the floating production, storage and off-loading unit "Haewene Brim" between Bluewater (Haewene Brim) N.V., Pierce Production Company Limited, Barclays Bank PLC, Bluewater Energy N.V., Bluewater Holding B.V., Hill Samuel Leasing (No. 4) Limited, Ola Dunk II Foundation, Asterix Exploration Foundation, Alice Exploration Foundation, Ariel Exploration Foundation, ING Bank N.V. and Bluewater Energy Services B.V.
4.41*	Notice of Assignment in Relation to AHL, dated January 28, 2002, between Bluewater (UK) Limited, Barclays Bank PLC and Amerada Hess Limited.
4.42*	Notice of Assignment in Relation to Soekor, dated January 28, 2002, between Soekor E&P (PTY) Limited and Bluewater (UK) Limited.
4.43*	Notice of Assignment in Relation to Talisman, dated January 28, 2002, between Bluewater (Floating Production) Limited, Barclays Bank PLC and Talisman Energy (UK) Limited.
4.44*	Notice of Assignment in Relation to Talisman Parent dated, January 28, 2002, between Bluewater (Floating Production) Limited, Barclays Bank PLC and Talisman Energy (UK) Limited.
4.45*	Notice of Assignment in Relation to Statoil, dated January 28, 2002, between Lufeng Development Company ANS, ING Bank N.V., and Statoil (Orient) Inc.
4.46*	Notice of Assignment in Relation to Enterprise, dated January 28, 2002, between Enterprise Oil PLC, Pierce Production Company Limited and ING Bank N.V.
4.47*	Berge Hugin Field Contract dated, January 28, 2002, between Enterprise Oil PLC, Pierce Production Company Limited, Bluewater (Haewene Brim) N.V., Ranberger Holding N.V., Aurelia Holding N.V., and Aurelia Energy N.V.

4.48*	Conditional Sale and Conversion Agreement, dated April 27, 1998, between Bluewater Offshore Production Systems Limited and Hill Samuel Leasing (No. 4) Limited.
4.49*	Head Lease, dated April 27, 1998, between Hill Samuel Leasing (No. 4) Limited and Refugio B.V.
4.50*	Sub-Lease, dated April 27, 1998, between Refugio B.V. and Bluewater Operations (UK) Limited.
4.51*	Conditional Sale and Conversion Agreement, dated April 27, 1998, between Bluewater (Glas Dowr) N.V., Hill Samuel Leasing (No. 4) Limited, and Brightfield Corporation.
4.52*	Head Lease, dated April 27, 1998, between Hill Samuel Leasing (No. 4) Limited and Luludia Asset Finance B.V.
4.53*	Sub-Lease, dated April 27, 1998, between Luludia Asset Finance B.V. and Bluewater (UK) Limited.
4.54*	Head Lease, dated January 29, 1999, between Hill Samuel Leasing (No. 4) Limited, Bluewater (Malta) Limited and Bluewater Energy N.V.
4.55*	Berge Hugin Topside Contract, dated August 31, 2001, between Advanced Production Systems DA, Ranberger Holding N.V. and Aurelia Holding N.V.
4.56***	Lease Relating to Topsides Processing Plant for the FPSO "Haewene Brim", dated April 8, 2003, between Pierce Production Company Limited, Hill Samuel Leasing (No. 4) Limited and Bluewater Energy N.V.
4.57**	Deed of Amendment, Release and Consent, dated 21 February 2003, in relation to a Revolving Credit Facility Agreement of up to U.S.$600,000,000 to Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater Offshore Production Systems Limited, Bluewater (Haewene Brim) N.V., Ranberger Holding N.V., Luludia Asset Finance B.V., Refugio B.V., Barclays Capital, Fortis Bank Nederland N.V. and ING Bank N.V.
4.58***	Deed of Consent and Amendment, dated June 12, 2003, in respect of the financing of FPSO "Haewene Brim", between Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater Offshore Production Systems Limited, Bluewater (Haewene Brim) N.V., Bluewater Energy N.V., Aurelia Energy N.V., Ranberger Holding N.V., Luludia Asset Finance B.V., Refugio B.V., Barclays Bank PLC, Barclays Capital, Pierce Production Company Limited, Fortis Bank Nederland N.V., Hill Samuel Leasing (No. 4) Limited, Alice Exploration Foundation, Ariel Exploration Foundation, Asterix Exploration Foundation, Ola Dunk II Foundation, ING Bank N.V. and the Banks and Financial Institutions listed in Schedule 6 included therein.
4.59***††	Supplementary Agreement Relating to Contract No. 97.22.02 For the Provision of Production, Storage, Offtake and Transportation vices for the Pierce Field, dated 28 January 2003, between Enterprise Oil plc and Pierce Production Company Limited.
4.60***	Standby Sub-Lease Agreement for Topside Facilities relating to the topsides processing plant for the Floating Production, Storage and Off-Loading Facility "Haewene Brim", dated April 8, 2003, between Bluewater Holding B.V. and Pierce Production Company Limited.
4.61***	Standby Lease Agreement relating to the topsides processing plant for the Floating Production, Storage and Off-Loading Facility "Haewene Brim", dated April 8, 2003, between Ola Dunk II Foundation, Bluewater Holding B.V. and Pierce Production Company Limited.
4.62****†††	Xijiang Oil South China Sea FPSO Lease Contract relating to the "Munin", dated October 20, 2003.
4.63***	Purchase Agreement, dated April 23, 2003, among the Registrants, Morgan Stanley & Co. International Limited and ING Bank N.V., London Branch.

4.64***	Registration Rights Agreement, dated as of April 30, 2003, among the Registrants, Morgan Stanley & Co. International Limited and ING Bank N.V., London Branch.
7.1****	Statement Regarding Computation of Ratios.
8.1****	Subsidiaries of Aurelia Energy N.V.
11.1****	Code of Ethics.
12.1****	Certification of principal executive officer pursuant to Rule 15d- 14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2****	Certification of principal financial officer pursuant to Rule 15d- 14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1****	Certification by principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2****	Certification by principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Notes:
*	Previously filed as an exhibit to the Registrant's Registration Statement on Form F-4/S-4 (SEC File Nos. 333-87336; 333-87436), dated April 26, 2002, as amended.
**	Previously filed as an exhibit to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on April 15, 2003, as amended.
***	Previously filed as an exhibit to the Registrant's Registration Statement on Form F-4/S-4 (SEC File No. 333-106170), dated June 16, 2003, as amended.
****	Filed herewith.
†
Portions of the exhibit have been omitted pursuant to the Securities Exchange Commission's Order Granting Confidential Treatment Under the Securities Act of 1933 (SEC File No. 333-87336-CF#12672), dated August 21, 2002.
††
Portions of the exhibit have been omitted pursuant to the Securities Exchange Commission's Order Granting Confidential Treatment Under the Securities Act of 1933 (SEC File No. 333-106170-CF#14072), dated June 27, 2003.
†††	Portions of the exhibit have been omitted pursuant to a Request for Confidential Treatment.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AURELIA ENERGY N.V. (Registrant)
/s/ GREGORY ELIAS Intertrust (Curaçao) N.V., Represented by Gregory Elias Managing Director and Chairman

Date: March 31, 2004

INDEPENDENT AUDITORS' REPORT

To the Shareholder of Aurelia Energy N.V.

        We have audited the accompanying consolidated balance sheets of Aurelia Energy N.V., Willemstad (Curaçao), Netherlands Antilles and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aurelia Energy N.V. and its subsidiaries as at December 31, 2003 and 2002 and of the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte Accountants
Amsterdam, The Netherlands
March 31, 2004

Aurelia Energy N.V.

Consolidated Balance Sheets

		At December 31,
	Note	2003	2002
		(in U.S.$ thousands, except share and per share amounts)
ASSETS
Current assets
Cash and cash equivalents	6
Cash		32,374	22,576
Deposits		563	448

		32,937	23,024

Accounts receivable	7
Trade, net		29,051	27,963
Related party		102	89
Other receivables	8	24,395	4,716
Prepaid expenses		2,744	5,376

		56,292	38,144

Inventory
Work in process	9	8,068	11,789

		97,297	72,957

Non current assets
Restricted deposits	11	89,513	82,491
Loan	10	100	—
Fixed assets
Tangible fixed assets, net	12
FPSOs		969,360	954,755
Other tangible fixed assets		57,392	64,030
Income tax receivable		3,111	1,368
Deferred income taxes	25,29	85,905	84,970
Debt arrangement fees	13	18,858	19,249

		1,224,239	1,206,863

		1,321,536	1,279,820

The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.

Consolidated Balance Sheets

		At December 31,
	Note	2003	2002
		(in U.S.$ thousands, except share and per share amounts)
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
Accounts payable		24,993	21,554
Related party		125	125
Income taxes	25,29	1,866	1,871
Wage taxes and social security contributions		1,954	1,672
Other liabilities and accrued expenses	14	48,478	35,626
Billings in excess of cost and unrealized income	9	4,321	1,958

		81,737	62,806

Non current liabilities
Long term bank loans	15,16	249,108	324,733
10 1/4% Senior Notes due 2012	17	338,347	256,370
Long term loans, related party	18	134,659	125,849
Tax lease benefits liability	19	38,607	39,395
Interest rate swaps	27	2,713	7,736
Pensions	20	977	2,740

		764,411	756,823

Shareholder's equity
Non profit sharing 5% non cumulative preference shares, U.S.$1,000 par value, 34,000 shares authorized, issued and outstanding as of December 31, 2003 and 2002, respectively		34,000	34,000
Common shares, U.S.$1,000 par value, 136,000 shares authorized, issued and outstanding as of December 31, 2003 and 2002, respectively		136,000	136,000
Retained earnings	30	328,515	315,938
Accumulated other comprehensive loss		(23,127)	(25,747)

		475,388	460,191

		1,321,536	1,279,820

The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.

Consolidated Statements of Income

		For the years ended December 31,
	Note	2003	2002	2001
		(in U.S.$ thousands, except share and per share amounts)
Revenues	26	295,780	262,799	197,317

Operating expenses
Operations expenses	21	185,755	145,309	83,795
Selling, general and administrative	22	9,800	9,736	9,467
Depreciation of tangible fixed assets	12	61,976	54,038	58,335
Other operating income	24	(4,014)	(4,046)	(3,375)

		253,517	205,037	148,222

Operating income		42,263	57,762	49,095

Financial income and expense
Interest income		3,530	3,447	5,188
Interest expense		(45,120)	(48,898)	(28,776)
Currency exchange results		10,841	1,452	5,759

		(30,749)	(43,999)	(17,829)

Income before income taxes		11,514	13,763	31,266
Income tax benefits	25,29	(1,063)	(23,615)	(32,614)

Net income	30	12,577	37,378	63,880

Basic and diluted earnings per common share		92	275	470

Weighted average number of common shares outstanding		136,000	136,000	136,000

The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.

Consolidated Statements of Changes in Shareholder's Equity

	For the years ended December 31, 2003, 2002 and 2001
	Issued and Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholder's Equity
		(in U.S.$ thousands)
Balance at January 1, 2001	170,000	214,680	(17,729)	366,951

Net income 2001	—	63,880	—	63,880
Implementation of SFAS 133 January 1, 2001	—	—	(2,500)	(2,500)
Decrease in fair value of cash flow hedges	—	—	(3,504)	(3,504)
Translation result	—	—	(123)	(123)

Comprehensive income for the year	—	—	—	57,753

Balance at December 31, 2001	170,000	278,560	(23,856)	424,704

Net income 2002	—	37,378	—	37,378
Decrease in fair value of cash flow hedges	—	—	(1,732)	(1,732)
Translation result	—	—	(159)	(159)

Comprehensive income for the year	—	—	—	35,487

Balance at December 31, 2002	170,000	315,938	(25,747)	460,191

Net income 2003	—	12,577	—	12,577
Increase in fair value of cash flow hedges	—	—	1,681	1,681
Reclassification adjustments for settled portion of hedge realized in net income			1,609	1,609
Translation result	—	—	(670)	(670)

Comprehensive income for the year				15,197

Balance at December 31, 2003	170,000	328,515	(23,127)	475,388

The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.

Consolidated Statements of Cash Flows

	For the years ended December 31
	2003	2002	2001
Cash flows from operating activities
Net income	12,577	37,378	63,880
Adjustments to reconcile net income to cash provided
Depreciation of tangible fixed assets	61,976	54,038	58,335
Amortization of debt arrangement fees	2,651	2,395	710
Increase in deferred income tax assets	(2,668)	(25,885)	(32,384)
Accrued interest on long-term loan from related party	8,809	8,233	1,266
Amortization of discount on 10 1/4% Senior Notes due 2012	371	348	—
Amortization benefit from unwinding swap	(447)	—	—
Change in pension provision	(506)	797	512
Increase/(decrease) in provision for uncollectable accounts receivable	759	(482)	4
Gain on foreign currency forward contracts	(4,396)	—	—
Interest on restricted deposits	(11,785)	(12,457)	(995)
Change in operating assets and liabilities, net of effect of acquisitions
(Increase)/decrease income taxes receivable	(1,743)	(129)	(99)
(Increase)/decrease in work in process	3,721	(9,541)	(2,044)
(Increase)/decrease in trade receivables	(1,847)	9,485	(3,960)
(Increase)/decrease in related party receivables	(13)	(24)	(2)
(Increase)/decrease in other receivables	(14,297)	11,820	(8,024)
(Increase)/decrease in prepaid expenses	2,632	(2,337)	(2,593)
(Decrease)/increase in accounts payable	3,439	9,396	792
Increase in related party payable	—	125	—
(Decrease)/increase in other liabilities and accrued expenses	12,580	12,176	(1,234)
Increase in other short term liabilities other than loans	277	512	651
(Decrease)/increase in billings in excess of cost and unrealized income	2,363	(7,657)	6,280
Decrease of non current liabilities, other than loans	(788)	(3,771)	(7,376)

Net cash provided by operating activities	73,665	84,420	73,719

Cash flows from (used in) investing activities
Additions to tangible fixed assets	(77,978)	(95,105)	(13,647)
Disposals of tangible fixed assets	8,066	—	—
Loans provided	(100)	—	—
Acquisition Munin Business, net of cash acquired	—	—	(90,654)
Acquisition Haewene Brim Business, net of cash acquired	—	—	(181,047)
Repayments on notes receivable	—	—	246

Net cash used in investing activities	(70,012)	(95,105)	(285,102)

Cash flows provided by (used in) financing activities
Proceeds from long term and short term loans from banks and third parties	249,998	678,622	338,500
Proceeds from issuance 10 1/4% Senior Notes due 2012	75,375	256,022	—
Proceeds from restricted deposits	4,763	4,642	1,019
Proceeds from unwinding swap transaction	6,680	—	—
Redemption of loans and short term bank liabilities	(325,624)	(896,879)	(135,652)
Redemption of long term and short term loans from related party	—	(3,587)	(4,025)
Debt arrangement fees	(2,260)	(18,802)	—
Redemption of short term loans to related parties	—	—	3,433

Net cash provided by financing activities	8,932	20,018	203,275

Translation differences	(2,672)	(2,022)	(1,474)
Net increase/(decrease) in available cash and cash equivalents	9,913	7,311	(9,582)

Cash and cash equivalents at beginning of the year	23,024	15,713	25,295

Cash and cash equivalents at end of the year	32,937	23,024	15,713

Additional cash flow disclosures
Interest Paid	39,722	41,829	20,738
Taxes Paid	2,382	520	266

The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.

Notes to Consolidated Financial Statements
at December 31, 2003, 2002 and 2001
(all amounts in U.S.$ thousands, except share and per share amounts)

1      General

(a)   Structure

        Aurelia Energy N.V. (the "Company") has its legal seat in Willemstad (Curaçao), Netherlands Antilles. The Company's principal activity is to act as a holding company for the Bluewater group.

        All common shares and preference shares of the Company are held by Aurelia Holding N.V., Willemstad (Curaçao), Netherlands Antilles, which is currently in the process of dissolution and liquidation, of which all shares are directly held by the Jacaranda Trust, an irrevocable discretionary trust constituted under the laws of Jersey.

        Its major investment is Bluewater Energy N.V., the holding company of a group of companies engaged in the field of the supply of services and products to the oil industry. Bluewater Energy N.V. together with its group companies are further referred to as Bluewater.

        The registrant's office address is Landhuis Joonchi, Kaya Richard J. Beaujun z/n, Curaçao, the Netherlands Antilles.

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

2      Principles of Consolidation

        All significant intercompany balances and transactions are eliminated in consolidation. The consolidated financial statements integrally include the financial statements of the Company and the following group companies, which are controlled by the Company:

Name	Legal Seat
Bluewater Energy N.V.	Willemstad, Curaçao
Bluewater Offshore Production Systems Ltd.	Valletta, Malta
Bluewater Holding B.V.	Hoofddorp, The Netherlands
Bluewater Finance Ltd.	George Town, Cayman Islands
Bluewater Terminal Systems N.V.	Willemstad, Curaçao
Bluewater Floating Production B.V.	Hoofddorp, The Netherlands
Bluewater Energy Services B.V.	Haarlemmermeer, The Netherlands
Bluewater International B.V.	Hoofddorp, The Netherlands
Bluewater (Malta) Ltd.	Valletta, Malta
Bluewater Offshore Production Systems N.V.	Willemstad, Curaçao
Bluewater Equipment Leasing Ltd.	Valletta, Malta
Bluewater (Glas Dowr) N.V.	Willemstad, Curaçao
Bluewater Services (UK) Ltd.	London, United Kingdom
Bluewater Operations (UK) Ltd.	London, United Kingdom
Bluewater (UK) Ltd.	London, United Kingdom
Bluewater (Floating Production) Ltd.	London, United Kingdom
Bluewater Offshore Production Systems Nigeria Ltd.	Lagos, Nigeria
Bluewater (Bleo Holm) N.V.	Willemstad, Curaçao
Bluewater (Munin) N.V.	Willemstad, Curacao
Bluewater (Haewene Brim) N.V.	Willemstad, Curacao
Lufeng Development Company ANS	Oslo, Norway
Pierce Production Company Ltd.	London, United Kingdom
Bluewater (New Hull) N.V.	Willemstad, Curaçao
Bluewater Oil & Gas Investments Ltd.	Lagos, Nigeria
Bluewater Norway ANS and certain non-operating or dormant entities.	Oslo, Norway

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

(b)   Use of estimates and reclassifications

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results can differ from those estimates.

        Certain classifications have been made to prior year balances to conform to current year's presentation.

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

          iv.  Foreign entities

        Assets and liabilities of foreign group companies not denominated in U.S. dollars are for consolidation purposes translated into U.S. dollars at the rates of exchange prevailing at year-end. Each month, income and expenses are translated at the average rates of exchange for the month.

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

(f)    Inventory

        Work in process for construction of SPM and auxiliary equipment projects are accounted for on the basis of percentage of completion (see note 3(n) Recognition of income).

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

(g)   Tangible fixed assets

        Tangible fixed assets are stated at the construction or the acquisition cost, less straight-line depreciation. The construction cost includes interest cost from interest bearing debts. The depreciation is calculated on the basis of acquisition cost less residual value and the estimated useful life of the related asset.

        The estimated useful lives are:

Buildings	33 years
FPSOs	15 years
Machinery and other equipment	3-12 years
Office equipment and other tangible fixed assets	4-10 years

        Tangible fixed assets operated by the Company under a financial lease agreement are capitalized.

(h)   Impairment of long-lived assets

        The Company periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets". Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, the Company will compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, the Company will record impairment losses to write the asset down to fair value, measured by the discounted estimated net future cash flows expected to be generated from the assets. During the 3 years ended December 31, 2003, no impairment losses have been recorded by the Company.

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

(k)   Tax lease benefits liability

        Tax lease benefits liability represents the amount that would need to be repaid to the lessor in the event of a voluntary termination of the leaseback arising from the tax lease structures of the FPSO

Uisge Gorm, the FPSO Glas Dowr, the process facilities on board of the FPSO Bleo Holm and the process facilities on board of the FPSO Haewene Brim. The liability declines as the tax benefits are recognized by the lessor.

(l)    Pensions

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

(m)  Financial instruments

        Derivative instruments are recorded in the balance sheet as either an asset or liability measured at its fair value. Changes in the derivative instrument's fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

        SFAS No. 133 prescribes requirements for designation and documentation of hedging relationships and ongoing retrospective and prospective assessments of effectiveness in order to qualify for hedge accounting. Hedge accounting is considered to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is 80 to 125% effective at offsetting the change in fair value due to the hedged risk of the hedged item or transaction. Measurement of amounts to be recorded in income due to ineffectiveness of hedges are based on the dollar-offset method as required by SFAS No. 133. No hedge ineffectiveness was recorded in 2003, 2002, or 2001.

        If a hedged forecasted transaction is no longer probable of occurring, application of hedge accounting ceases and amounts previously deferred in accumulated other comprehensive income are reclassified into income in the same period in which the previously hedged transaction affects earnings. However, if it is probable that the originally forecast transaction will not occur by the end of the originally specified time period, the unrealized gain or loss in accumulated other comprehensive income is reclassified immediately to income.

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

        For derivative financial instruments designated and that qualify as fair value hedges, changes in the fair value of the financial instrument and the change in the fair value of the hedged component offset each other in the balance sheet and income statement. The net result of the interest rate swap is recognized in the income statement.

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

(n)   Recognition of income

        In general, the Company recognizes revenues from operating lease arrangements of FPSOs and from the construction (design, engineering and project management) of SPMs and the installation and mobilization of FPSOs and SPMs.

            i.  Operating lease arrangements for FPSOs

        Revenues under operating lease arrangements are recognized when the FPSO is made available to the lessee and the fee is due based on a signed lease contract.

        Income under the lease agreements for FPSOs comprises, depending on the vessel, the following:

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

        For more specific disclosure with respect to the material terms of the operating lease arrangements and the related revenue recognition policies by FPSO, reference is made to note 4.

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

        Changes in project conditions may result in revisions to previously recorded costs and revenues for a particular project. These changes are recognized in the period in which the revisions are determined; this generally occurs when formal change orders are signed between a group company and the customer. Furthermore, provisions for estimated losses of uncompleted contracts are made in the period in which such losses are determined.

          iii.  Installation, mobilization and other services

        In connection with FPSOs and SPMs, the Company recognizes revenues from installation, mobilization and other services when the services are provided based on written service agreements, the services have been accepted by the customer and the collectability of the receivable is reasonable assured.

(o)   Research and development costs

        Research and development costs are expensed in the period in which they are incurred. Research and development expenditures for the years 2003, 2002 and 2001 amount to approximately U.S.$450, and U.S.$400 and U.S.$400, respectively.

(p)   Income taxes

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

(q)   Provisions

        Provisions are recognized when a present obligation as a result of a past event exists, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(r)   Contingencies

        Contingent assets are not recognized in the financial statements.

(s)   New Accounting Principles

SFAS 143

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 143, "Accounting for Asset Retirement Obligations." SFAS 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets and requires recognition of a liability for an asset retirement obligation in the period in which it is incurred. The provisions of this statement are effective for financial statements issued for fiscal years beginning after June 15, 2002. Adopting SFAS 143 did not have a material impact on the consolidated financial statements.

SFAS 146

        In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement defines the accounting and reporting for costs associated with exit or disposal activities and is effective for exit or disposal activities that are initiated after December 31, 2002. Adopting SFAS 146 did not have a material impact on the consolidated financial statements.

SFAS 149

        In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS 149"). This Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 will be effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Adopting SFAS 149 did not have a material inpact on the consolidated financial statements

SFAS 150

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("SFAS 150"). This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Specifically, this Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances): (1) a financial instrument issued in the form of shares that is mandatorily redeemable, (2) a financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets, (3) a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on certain specified criteria. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adopting SFAS 150 did not have a material inpact on the consolidated financial statements.

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

FIN 45

        In November 2002, the FASB issued Interpretation Number 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002 and we have adopted those requirements for our financial statements. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of the recognition and initial measurement requirements of FIN 45 did not have a material impact on the consolidated financial statements.

FIN 46

        In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of APB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The FASB has amended FIN 46, now known as FIN 46 Revised December 2003 ("FIN 46R"). The requirements of FIN 46 or FIN 46R are effective to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003. The adoption of FIN 46 and FIN 46R did not have a material impact on the consolidated financial statements with respect to special-purpose entities. The Company does not anticipate that the adoption of FIN 46 and FIN 46-R for entities other than special purpose entities will have a material impact on the consolidated financial statements.

4      Operating Lease Arrangements for FPSOs

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

(c)   FPSO Glas Dowr

        The FPSO Glas Dowr fees earned consist of:

  •
  A facility fee per day which is fixed for the lease period on the basis of minimum average oil production and gas injection and separately water injection of which uptimes per month exceeds 95%. The uptimes are determined by a predescribed formula based on the barrels of oil produced. If the oil production and gas injection uptime falls below this threshold, the facility fee is adjusted downward monthly. The facility fee is recognized on a straight-line basis over the lease period. The downward adjustments for uptime, if any, are recognized monthly when incurred. In addition, the facility fee is adjusted downward if the actual water injection uptime over a two month period falls below the agreed threshold. After the minimum contract period, the facility fee is adjusted upward.

  •
  A fixed operational fee per day for the operation, maintenance and insurance of the FPSO and a fixed fee per day for the provision of shuttle tankers. The labour charges included in the operational fee are adjusted yearly based on changes in agreed-upon official price indices. The operational fee and shuttle tanker fee is recognized on a straight-line basis over the lease period. Payments that depend on changes in actual costs are made on a monthly basis.

  •
  Fee payments which are related to specified and agreed upon volumes of oil produced and which are guaranteed for a minimum amount of barrels. After a minimum amount of barrels are produced, the tariff payment is adjusted upwards but is no longer guaranteed.

  During the year 2002 and part of 2003, the Glas Dowr topsides were modified in connection with the FPSO's redeployment to another field. The Glas Dowr commenced production of oil on August 7, 2003.

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

(e)   FPSO Munin

        The FPSO Munin fees earned consist of:

  •
  A facility fee per day which is fixed for the lease period on the basis of a minimum average oil production uptime per month of 93%. If the oil production uptime falls below this threshold, the facility fee is adjusted downward monthly according to a pre-determined formula. The facility fee is recognized on a straight-line basis over the lease period. The upward and/or downward adjustments for oil production uptime, if any, are recognized monthly when incurred. During 2003, there existed a minimum facility fee per day. The recognized facility fee during 2003 was, at a minimum, the minimum facility fee.

  •
  Reimbursement of all operating expenses, except for some limited marine expenses and certain taxes. Reimbursement of operating expenses is recognized when the expenses are incurred.

  •
  Fee payments which are related to the volume of oil produced and the price of oil. Fee payments that depend on volumes of oil and the price of oil are recognized when the specified volumes have been produced and the agreed-upon price level of oil has been reached.

(f)    Contingent payments

        Contingent payments for the years 2003, 2002 and 2001 amounted to U.S.$72,639, U.S.$34,366 and U.S.$30,677, respectively.

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

        Bleo Holm.     The Company receives from Talisman a defined day rate of approximately U.S.$162 that consists of a fixed facility fee for the provision of the FPSO and associated equipment and an indexed operating fee for the operation and maintenance of the vessel. Under the terms of the existing service agreement, Talisman is obligated to continue to make payments under the service agreement until July 2004, after which the contract will continue at pre-agreed rates unless terminated by Talisman.

        Glas Dowr.     During the minimum contract period of three years, PetroSA will be required to pay a minimum fee of approximately U.S.$124 per day plus guaranteed tariff payments for each barrel of oil produced commencing on the date of first oil, which was achieved in the end of December 2003. The minimum fee per day consists of a fixed facility fee, a fixed operating fee and a fee for shuttle tanker services. The minimum guaranteed tariff payments until the end of the minimum contract period amount to U.S.$44,000. The minimum contract period under the service agreement commences on the date of first oil and will last for three years. Following the expiration of the minimum contract period, the service agreement will continue for a further seven years unless terminated by PetroSA with 12 months' notice. As a consequence, without termination, the contract term is ten years.

        Haewene Brim.     The Company receives from Enterprise Oil a defined day rate of approximately U.S.$155 that consists of a facility fee for the provision of the FPSO and associated equipment (indexed to the pound sterling–U.S.$ exchange rate) and an indexed operating fee for the operation, maintenance and insurance of the vessel. Enterprise Oil is obligated to continue to make payments to the Company under its service agreement until the agreement expires in March 2014. The minimum guaranteed term of the service agreement expired in March 2004, permitting Enterprise Oil to terminate the agreement at any time upon 12 months' written notice.

        Munin.     Under its current service agreement, the Company receives from SOI a day rate consisting of a facility fee plus tariff payments linked to the actual volume of oil produced and the price of oil. In connection with the sale of the Munin, two of the parent companies of the original sellers of the Munin initially guaranteed, on a pro rata basis, the payment of a minimum average day rate of U.S.$50 per day until the date until the expiration of the minimum contract period, irrespective of a potential early termination of the service agreement by SOI or disappointing returns from the Lufeng Field. The guarantees were not applicable in the event of a reduction in the average day rate due to a technical malfunction of the Munin or inclement weather, and the guaranteed payments were subject to reduction to the extent that SOI utilized the Munin during demobilization. The guarantee also provided that it would be null and void if the service agreement was to be amended in a manner that reduced the applicable day rates or if it was to be terminated due to a force majeure event or for reasons under the Company's or SOI's control. The Company was the beneficiary of this guarantee. The minimum contract period under the service agreement and the payment guarantees expired in March 2004 at which time the service agreement was extended for two years. In January 2004, a new service agreement was signed to operate the Munin on the Xijiang field. The Company expects the contract to begin in September 2004. As a consequence, the Company expects that it will terminate the existing service agreement in August 2004.

5      Tax Lease Structures for FPSOs Uisge Gorm, Glas Dowr, Bleo Holm and Haewene Brim

        The Company has entered into tax lease structures with a leasing subsidiary of a UK bank ("the lessor"). The Company leases the FPSOs Uisge Gorm and Glas Dowr and the process facilities on board the FPSO Bleo Holm and on board of the FPSO Haewene Brim from the lessor for a period of 15 years commencing for the Uisge Gorm in August 1995, for the FPSO Glas Dowr in August 1997 and for the process facilities on board the FPSO Bleo Holm in April 1999 and for the process facilities on board the FPSO Haewene Brim in April 2003. Substantially, all risks and rewards relating to the assets, including the proceeds in case the assets are sold, are for the account of the Company. As a consequence, the Company owns the full future economic rights to these assets. The above is reflected in the Company's balance sheet by continuing to reflect the FPSOs as tangible fixed assets, at historical cost.

        The composition of these assets under financial lease is as follows:

	2003	2002
	(in U.S.$ thousands)
FPSOs	913,555	661,161
Accumulated depreciation	(246,105)	(203,668)

Balance December 31	667,450	457,493

        At inception of the lease, the Company funded the future lease installments to a third party bank, which will pay the future lease installments to the lessor. Further, it is agreed that the lessor is not legally entitled to hold the Company liable in case the bank does not fulfill its obligations against the lessor. Accordingly, the Company's balance sheet does not include a lease liability against the lessor for these leases.

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

        The tax lease benefits liability represents the amount that would need to be repaid to the lessor in the event of a voluntary termination of the leaseback arising from the tax lease structures of the FPSO Uisge Gorm, the FPSO Glas Dowr, the process facilities on board of the FPSO Bleo Holm and the process facilities on board of the Haewene Brim and the liability declines as the tax benefits are recognized by the lessor.

6      Cash and Cash Equivalents

        No restrictions on usage of cash exist. Deposits represent primarily receipts from operating leases which are dedicated to redeem the loans under the corporate bank facility.

7      Accounts Receivable

        Accounts receivable are specified as follows:

	2003	2002
	(in U.S.$ thousands)
Trade	30,282	28,435
Less provision for uncollectable accounts	1,231	472

	29,051	27,963
Related party	102	89

	29,153	28,052

        The movement in the provision for uncollectable accounts is as follows:

	2003	2002	2001
	(in U.S.$ thousands)
January 1	472	954	950
Additions	816	1,161	56
Release	(50)	(4)	—
Write offs	(7)	(1,639)	(52)

December 31	1,231	472	954

        Accounts receivable as presented under current assets mature within one year.

8      Other Receivables

        Other receivables are specified as follows:

	2003	2002
	(in U.S.$ thousands)
Accrued income	12,340	2,555
Accrued gain on forward currency exchange contracts	4,396	—
Accrued interest in the fixed-to-floating interest rate swap	3,706	—
Other	3,953	2,161

Total	24,395	4,716

9      Work in Process

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

        Work in process is specified as follows:

	2003	2002
	(in U.S.$ thousands)
Cost incurred on projects	39,148	42,319
Profit/(Loss) recognized, less loss provisions taken	(1,551)	1,386

Revenues recognized	37,597	43,705
Invoiced to customers	(33,850)	(33,874)

	3,747	9,831

Which is specified as follows:
Cost incurred in excess of billings (work in process)	8,068	11,789
Billings in excess of cost and unrealized income	(4,321)	(1,958)

	3,747	9,831

10    Loan

        The loan was provided to a third party on November 13, 2003 and repayment is due on November 13, 2005. The loan bears an interest at a margin of 2.5% over Libor.

11    Restricted Deposits

        The restricted deposits at December 31, 2003 and 2002 represent UK pound sterling deposits and are dedicated to act as security, primarily for the tax leasing structures entered into with respect to the FPSOs Uisge Gorm and Glas Dowr and the process facilities on board the FPSO Bleo Holm (see note 5). These deposits are released to free cash based on an agreed upon scheme between the contract parties.

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

12    Tangible Fixed Assets

	Land and Buildings	FPSOs	Hulls	Machinery and Equipment	Office Equipment and Other Tangible Fixed Assets
	(in U.S.$ thousands)
Cost
January 1	636	1,221,806	60,410	54,198	4,497
Additions	—	76,014	348	—	678
Disposal	(636)	(242)	(5,961)	(2,528)	(507)
Translation result	—	—	—	—	121

December 31	0	1,297,578	54,797	51,670	4,789

Accumulated depreciation and impairment losses
January 1	134	267,051	—	52,574	3,327
Depreciation for the year	14	61,167	—	274	521
Disposal	(148)	—	—	(1,178)	(482)
Translation result	—	—	—	—	90

December 31	0	328,218	—	51,670	3,456

Net book value	0	969,360	54,797	—	1,333

	Fixed Assets under Construction	Total 2003	Total 2002
	(in U.S.$ thousands)
Cost
January 1	324	1,341,871	1,246,764
Additions	938	77,978	95,105
Disposal	—	(9,874)
Translation result	—	121	2

December 31	1,262	1,410,096	1,341,871

Accumulated depreciation and impairment losses
January 1	—	323,086	269,064
Depreciation for the year	—	61,976	54,038
Disposal	—	(1,808)	—
Translation result	—	90	(16)

December 31	—	383,344	323,086

Net Book Value	1,262	1,026,752	1,018,785

        During 2003, one hull was sold and the other one was not in service and was therefore not depreciated. The hull is held for use in future FPSO projects. Considering the tight ship yard capacity for new built hulls around the world, and considering the level of tender activity for new FPSO projects, the hull is stated at historic cost and is not impaired.

        As of December 31, 2003, an amount of U.S.$55,588 (2002–U.S.$49,526) relating to capitalized interest is included in the cost value of the FPSOs and the hulls. Interest capitalized for the years 2003, 2002 and 2001 amounts to U.S.$6,062, U.S.$3,549 and U.S.$0, respectively.

        All FPSOs are subject to operating leases as disclosed in note 4.

        Certain FPSOs are held under tax lease structures as described in note 5.

        As of December 31, 2003, the gross carrying amount of certain machinery and equipment amounting to U.S.$51,670 and of certain office equipment amounting to U.S.$1,018 are fully depreciated. As of December 31, 2003, all these items are still in active use.

        The carrying amount of tangible fixed assets retired from the active use and held for disposal amounted to U.S.$0 of December 31, 2003 (2002–U.S.$502). The carrying amount of tangible fixed assets sold during December 31, 2003 amounted to US$7,824 (2002–U.S.$0).

13    Debt Arrangement Fees

        Debt arrangement fees as of December 31, 2003 represent costs incurred relating to arranging and refinancing the long term corporate credit facility and the issuance of the 10 1/4% Senior Notes due 2012. At December 31, 2003, the net book value of the debt arrangement fees relating to the corporate credit facility and the 10 1/4% Senior Notes due 2012 amounts to U.S.$9,277 and U.S.$9,581, respectively. These fees are amortized on a straight line basis to interest expenses over the term of the facilities, 8 years for the corporate credit facility and 10 years for the 10 1/4% Senior Notes due 2012, respectively.

14    Other liabilities and accrued expenses

        Other liabilities and accrued expenses are specified as follows:

	2003	2002
	(in U.S.$ thousands)
Accrued interest	13,160	10,290
Deferred revenues	6,181	4,720
Accrued expenses	25,156	18,045
Short term portion of pension liability	2,410	1,153
Other	1,571	1,418

Total	48,478	35,626

15    Lines of Credit

        The Company has lines of credit with banks available amounting to U.S.$480,000 (2002–U.S.$560,000), which are substantially denominated in U.S. dollars. At December 31, 2003, these facilities were unused to an amount of U.S.$230,892 (2002–U.S.$235,267). The used portion of these credit facilities is presented as long-term loans in the balance sheet.

        The conditions to the lines of credit are disclosed with the related borrowings as presented under note 16.

16    Long-Term Bank Loans

        Long-term bank loans at December 31, 2003 and 2002 represent loans as part of the lines of credit described under note 15, granted by a bank consortium for financing Bluewater's ownership of the FPSO's.

        At January 28, 2002, the Company refinanced its outstanding debt under a U.S.$450,000 revolving credit facility with funds drawn under an 8-year, U.S.$600,000 corporate credit facility. The corporate credit facility can be used to finance the construction of new FPSOs and, to a limited extent, for general corporate purposes. Interest is payable at a rate that is equal to a specified margin over LIBOR. The margin, which is currently 1.400%, varies from 1.300% to 1.700% depending, among other factors, on the amount outstanding under the facility. At December 31, 2003 the interest rate was 2.56%. The costs incurred in arranging the corporate credit facility have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the facility.

        The facility is primarily secured with mortgages over the FPSOs and assignments of incoming cash flows generated from contracts with clients concerning the FPSOs.

17    10 1/4% Senior Notes due 2012

        In February 2002, the Company issued U.S.$260,000 aggregate principal amount of 10 1/4% Senior Notes due 2012 through its finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the principal amount thereof. The Company used the gross proceeds from the issuance to repay approximately U.S.$248,500 of indebtedness outstanding under its corporate credit facility and to pay approximately U.S.$7,500 of costs relating to the issuance. The Company and each of its direct and indirect subsidiaries (other than Bluewater Finance Limited and Brightfield Corporation (a subsidiary in liquidation with no material assets, liabilities or operations)) have fully and unconditionally guaranteed the 10 1/4% Senior Notes due 2012 on a joint and several basis.

        In April 2003, the Company issued an additional U.S.$75,000 aggregate principal amount of 10 1/4% Senior Notes due 2012 through its finance subsidiary, Bluewater Finance Limited, at a price of 100.5% of the aggregate principal amount thereof plus accrued interest from and including February 15, 2003 to but excluding the issue date. The Company used approximately U.S.$75,400 of the gross proceeds from the issuance, excluding the accrued interest from and including February 15, 2003 to but excluding the issue date, to repay approximately U.S.$73,400 of indebtedness outstanding under its corporate credit facility and to pay an estimated U.S.$2,000 of costs relating to the issuance.

        Bluewater Finance Limited is a wholly owned finance subsidiary of the Company and each other subsidiary of the Company is wholly-owned, directly or indirectly, by the Company. The Company has no independent assets or operations. There are no significant restrictions on the ability of the Company or any other guarantor of the 10 1/4% Senior Notes due 2012 to obtain funds from its subsidiaries by dividend or loan. Neither Bluewater Finance Limited nor any of the guarantors of the 10 1/4% Senior Notes due 2012 (other than the Company) are restricted by any third party in their ability to transfer funds within the meaning of Rule 4-08(e)(3) of Regulation S-X. As a result, the guarantees of the 10 1/4% Senior Notes due 2012 meet the conditions of Rule 3-10(d) of Regulation S-X. The fair value of the 10 1/4% Senior Notes due 2012 at December 31, 2003 amounts to U.S.$338,347 and is based on the quoted market price.

        To reduce the interest expense relating to the 10 1/4% Senior Notes due 2012, the Company entered into a fixed-to-floating interest rate swap transaction, with effect from April 25, 2003, that enabled the Company to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335,000 aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the floating rate amount of interest that would be payable on an equal amount of indebtedness. On May 27, 2003, the Company cancelled the swap transaction. Under the swap, prior to the cancellation, the Company received interest payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin over LIBOR. The Company received U.S.$6,680 on May 30, 2003, which represented its net gain from the cancellation of the swap transaction. The Company deferred this gain, which will be credited to income over the remaining duration of the 10 1/4% Senior Notes due 2012, and used this payment to repay outstanding indebtedness under its replacement credit facility.

        As of July 17, 2003 the Company entered into a fixed-to-floating interest rate swap transaction, with terms identical to those of the previous swap transaction, that enables the Company to swap the equivalents of the fixed rate amount of interest that is payable on U.S.$335,000 aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, the Company will receive payments that are calculated at a fixed rate of 10 1/4% and makes interest payments that are calculated at a floating rate that is equal to a margin of 6.11% over LIBOR.

        The unamortized premium and discount of the 10 1/4% Senior Notes due 2012 amounts to U.S.$3,347 as of December 31, 2003.

18    Long-Term Loans Related Party

        The long-term loans from a related party represent a long-term loan from Marenco Investment Limited, a company of which all the shares are ultimately owned by the President of the Company. The Jacaranda Trust is the indirect owner of 100% of the Company's outstanding shares. The major conditions of these loans are as follows:

  1.
  The repayment of the loans is subordinated to the full repayment of the corporate credit facility unless an allowed dividend distribution is replaced by a repayment of the loans. Accordingly, redemption is not expected to take place before December 31, 2012.

  2.
  The loan carries interest at a rate of 7% per annum (2002–7%).

  3.
  Until the repayment of the corporate credit facility, interest amounts shall not be paid, but shall be added to the loan on a yearly basis.

  4.
  Before the repayment of the corporate credit facility, the Company shall not give any security for the repayment of the loan.

        The fair value of these loans at December 31, 2003 and 2002 amounted to U.S.$153,716 and U.S.$160,612, respectively. The fair value as of December 31, 2003 and 2002 has been determined by an independent bank, based on the discounted cash flow method assuming redemption in 5 equal annual installments as from December 2012.

19    Tax Lease Benefits Liability

        For the year ended December 31, 2003, the liability to repay tax lease benefits declined by U.S.$7,484 (2002–U.S.$7,211). Other movements in the tax lease benefits liability result from the addition of the process facilities on board the FPSO Haewene Brim and fluctuations in currency exchange rates and market interest rates.

20    Employee Benefits Obligations

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

        The obligation resulting from defined benefit pension plans is determined using the projected unit credit method. Unrecognized gains and losses resulting from changes in actuarial assumptions are recognized as income (expense) over the expected remaining service life of the active employees, when these gains or losses exceed the 10% corridor of the pension benefit obligation. There were no plan terminations, curtailments or settlements for the year ended December 31, 2003 or 2002.

        Plan assets are incorporated in the insurance company's profit sharing plan, which is based on the fictitious yield of Dutch State Bonds. The insurer guarantees a minimum yield of 4%.

        The movement in the defined benefit obligations is as follows:

	2003	2002
	(in U.S.$ thousands)
Benefit obligation at January 1	9,943	5,059
Service cost	1,267	1,166
Interest cost	532	305
Plan participants' contributions	46	—
Actuarial gain	2,367	2,138
Benefits paid	(51)	(14)
Translation result	2,473	1,289

Benefit obligation at December 31	16,577	9,943

        The movement in plan assets is as follows:

	2003	2002
	(in U.S.$ thousands)
Fair value of plan assets at January 1	8,531	4,621
Actual return on plan assets	453	1,951
Employer contribution	2,371	813
Plan participants' contributions	46	—
Benefits paid	(51)	(14)
Translation result	4,456	1,160

Fair value of plan assets at December 31	15,806	8,531

        The following table reconciles the funded items of defined benefit plans to the amounts recognized in the balance sheet:

	2003	2002
	(in U.S.$ thousands)
Benefit obligation	16,577	9,943
Fair value of plan assets	(15,806)	(8,531)

Funded status	771	1,412
Unrecognized net actuarial loss	2,616	2,481

Accrued benefit cost	3,387	3,893

        Components of net periodic benefit cost:

	2003	2002	2001
	(in U.S.$ thousands)
Service cost	1,267	1,166	1,398
Interest cost	532	305	330
Expected return on plan assets	(453)	(319)	(99)
Recognized net actuarial gain	(113)	(155)	(144)

Net periodic benefit cost	1,233	997	1,485

        Principal actuarial assumptions used to determine pension obligations as of December 31, 2003 and 2002 were as follows:

	2003	2002
Discount rate	5.0%	5.0%
Expected return on plan assets	4.5%	4.5%
Wage and salary increases
25–34	3.5%	4.5%
35–44	3.0%	4.0%
45–54	2.5%	3.5%
55–64	2.0%	3.0%
Retirement benefit increases	1.75%	2.5%
Average employee turnover
25–35	7.0%	7.0%
35–45	6.0%	6.0%
45–55	4.0%	4.0%
55–65	0.0%	0.0%

        The accumulated benefit obligation as at December 31, 2003 amounted to U.S.$14,805 (2002—U.S.$9,252), of which U.S.$11,221 (2002—U.S.$7,007) is for active members. The benefits to be paid in the next five years amount to U.S.$67 annually, and for the following five years together U.S.$352. All measurement dates are December 31, 2003. The expected contribution for 2004 amounts to U.S.$2,795. All benefits are insured conform Dutch pension law and no significant transactions have occurred between the Company and the plan during the period.

(b)   Defined Contribution Plan

        The group companies in the United Kingdom sponsor defined contribution plans based on local practice and regulations. The plans provide for contributions amounting to 5% of salary. The contributions relating to defined contribution plans are charged to income in the year to which they relate. For the years 2003, 2002 and 2001 contributions charged to income amount to U.S.$453, U.S.$370 and U.S.$266 respectively.

21    Operations Expenses

        Operations expenses are specified as follows:

	2003	2002	2001
	(in U.S.$ thousands)
SPM contracts	38,720	55,162	23,506
FPSO contracts	147,035	90,147	60,289

	185,755	145,309	83,795

22    Selling, General and Administrative Expenses

        Selling, general and administrative expenses are specified as follows:

	2003	2002	2001
	(in U.S.$ thousands)
Personnel	5,842	5,582	5,626
Marketing/Advertising	573	612	432
Professional advisory fees	1,171	1,395	953
Rent	362	376	353
Other	1,852	1,771	2,103

	9,800	9,736	9,467

23    Personnel Expenses and Number of Personnel

        Personnel expenses are specified as follows:

	2003	2002	2001
	(in U.S.$ thousands)
Personnel on payroll:
Wages and salaries	26,311	20,368	16,044
Pension costs	2,334	1,367	1,790
Other social security contributions	2,282	2,196	1,543

	30,927	23,931	19,377
Personnel costs from temporary agencies	12,111	10,632	5,957

	43,038	34,563	25,334

        The average number of personnel employed by the group was 532 (2002–501, 2001–355) and is specified as follows:

	2003	2002	2001
	(in U.S.$ thousands)
Personnel on payroll:
Engineers	289	238	190
Sales	20	20	10
General and administrative	104	116	84

	413	374	284
Temporary agencies	119	127	71

	532	501	355

24    Other Operating Income

        Other operating income represents primarily the release of the tax lease benefits liability as disclosed in note 19.

25    Income Taxes

        The income tax receivable relates to prepaid income taxes in the United Kingdom primarily, originating from 1995 which are collectable from the local tax authorities.

        The income tax liability at December 31, 2003 and 2002 is specified as follows:

	2003	2002
	(in U.S.$ thousands)
Current:
The Netherlands Antilles	1,480	1,107
United Kingdom	—	19
Other countries (the Netherlands, Malta, Norway)	386	745

	1,866	1,871
Deferred:	—	—

	1,866	1,871

        The provision for income taxes is as follows:

	2003	2002	2001
	(in U.S.$ thousands)
Current taxes:
Domestic	123	582	—
Foreign	1,482	1,688	(230)

	1,605	2,270	(230)
Deferred taxes:
Foreign–operating loss carry forward	(2,900)	(24,863)	(30,114)
Foreign–other	232	(1,022)	(2,270)

	(2,668)	(25,885)	(32,384)

Total provision	(1,063)	(23,615)	(32,614)

        The reconciliation of the computation of the provision for income taxes at statutory tax rates to the effective provision for income taxes is as follows:

	2003	2002	2001
	(in U.S.$ thousands)
Income before income taxes:
Domestic	88,473	86,002	100,687
Foreign	(76,959)	(72,239)	69,421

	11,514	13,763	31,266
The Netherlands Antilles statutory tax rate	3%	3%	3%

Expected provision for income taxes at statutory tax rate	345	413	938
Increase (reduction) in income taxes from:
Difference between statutory tax rate and tax ruling	(222)	169	(938)
Foreign taxes	1,482	1,688	(230)
Deductions in foreign jurisdictions	(2,668)	(25,885)	(32,384)

Provision for income taxes	(1,063)	(23,615)	(32,614)

        Deductions in foreign jurisdictions relate primarily to the amortization of goodwill and interest expense on intercompany debt which resulted from the internal restructuring as disclosed in note 29(c). The change in 2003 resulted primarily from a change in amortization period of goodwill from 10 to 15 years.

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

        At December 31, 2003 and 2002, the tax effects of temporary differences and carry forwards that gave rise to the Company's deferred income tax assets and liabilities are as follows:

	2003	2002
	(in U.S.$ thousands)
Tax loss carry forwards	83,800	80,900
Pensions	1,169	1,362
Interest rate swaps	936	2,708

Net deferred tax assets	85,905	84,970

        The tax loss carry forwards available to the Company relate primarily to the group companies in the Netherlands and do not expire. These tax loss carry forwards result primarily from the amortization of goodwill and interest expense on intercompany debt which resulted from the internal restructuring as disclosed in note 29(c). While the internal restructuring and Dutch tax treatment of the group companies remains subject to review by the Dutch tax authorities, based on ongoing discussions with the Dutch tax authorities, as disclosed in note 29(c), the amount of goodwill that will ultimately result from the internal restructuring and be amortized for income tax purposes, and the amount of interest bearing intercompany debt relating thereto, is potentially subject to decrease from the amounts that were originally applied in connection with the restructuring. Although the Company believes that its position with respect to the tax consequence of the internal restructuring remains strong, and while it continues to contend that it should be entitled to take advantage of the full amount of goodwill and deductible interest relating to the internal restructuring, the Company cannot record the full amount of the tax loss carry forwards relating thereto. Accordingly, the Company has recorded the minimum amount of tax loss carry forwards that it considers probable to result from its discussions with the Dutch tax authorities. No assurance can be given, however, that the Company will ultimately be able to realize the estimated amounts. Based on the Company's history of earnings, and because the tax loss carry forwards do not expire, the Company believes that it is more likely than not that the estimated amount of tax loss carry forwards and the deferred tax asset relating thereto will be fully realized and, accordingly, has not accounted for a valuation allowance.

26    Segment Information

        The Company considers that the business segments, FPSOs and SPMs, are strategically and operationally interrelated and provide similar services to the same client base. The Company's officers and directors regularly review the operating results of these two segments in resource allocation decisions and performance assessments based on internal management information from which the following data have been derived.

        For internal and external reporting purposes, the accounting principles applied are identical.

        The segment information per business segment is as follows:

	2003	2002	2001
	(in U.S.$ thousands)
FPSO
Revenues	258,182	219,093	178,138
Segment net income	14,519	50,426	71,373
Identifiable assets	1,273,136	1,248,772	1,158,006
Capital expenditures	76,611	89,206	292,044
Depreciation and amortization	61,653	52,994	57,616
Interest income and (expense)	(41,576)	(45,587)	(21,354)
Income taxes	(831)	(21,560)	(29,777)
SPM
Revenues	37,598	43,706	19,179
Segment net loss	(1,942)	(13,048)	(7,493)
Identifiable assets	47,770	30,525	30,855
Capital expenditures	1,367	5,899	2,948
Depreciation and amortization	323	1,044	719
Interest income and (expense)	(14)	136	(2,234)
Income taxes	(232)	(2,055)	(2,837)
Other
Revenues	—	—	—
Segment net income	—	—	—
Identifiable assets	630	523	326
Capital expenditures	—	—	—
Depreciation and amortization	—	—	—
Interest income and expense	—	—	—
Income taxes	—	—	—
Consolidated
Revenues	295,780	262,799	197,317
Segment net income	12,577	37,378	63,880
Identifiable assets	1,321,536	1,279,820	1,189,187
Capital expenditures	77,978	95,105	294,992
Depreciation and amortization	61,976	54,038	58,335
Interest income and (expense)	(41,590)	(45,451)	(23,588)
Income taxes	(1,063)	(23,615)	(32,614)

        Included in the SPM revenues is the revenue generated by the sale of the hull Paradise for an amount of U.S.$9,714.

        With effect from 1 January 2003, the Company has changed its methodology of allocating certain types of expenses between the business segments, which has led to an increase in the amount of operating expenses by the FPSO business and a decrease in the amount of operating expenses recorded by the SPM business. The decision to adjust the allocation of such expenses was based upon a determination of the management of the Company as to the extent to which the relevant expenses relate to each operating segment and has primarily involved the Company's general overhead costs, the Company's internal project expenses and tender expenses. The Company believes that the current cost allocation better reflects the manner in which the Company conducts business and the relative contribution to each of the Company's operating segments to the Company's results of operations. Had the Company not changed the manner in which the Company allocates the expenses between FPSO and SPM businesses, approximately U.S.$10,700 of operating expenses recognized by the FPSO business would have been included in the results of the SPM business during 2003.

        The reconciliation of capital expenditures in tangible fixed assets to the consolidated cash flow statement for the segment information is as follows:

	2003	2002	2001
	(in U.S.$ thousands)
Capital expenditure for FPSO Munin included in acquisition Munin Business	—	—	91,057
Capital expenditure for FPSO Haewene Brim included in acquisition Haewene Brim Business	—	—	190,288
Additions to tangible fixed assets	77,978	95,105	13,647

Capital expenditures per segment information	77,978	95,105	294,992

        Customers accounting for 10% or more of consolidated revenue all relate to the FPSO segment and are as follows:

	2003		2002		2001
	(in U.S.$ thousands)%		(in U.S.$ thousands)%		(in U.S.$ thousands)%
Amerada Hess	46,204	16	48,659	19	98,931	50
Talisman	73,063	25	74,227	28	72,464	37
Enterprise Oil	—	—	57,757	22	—	—
Shell	75,514	26	—	—	—
Petro(SA)	40,261	14	—	—	—

        Revenues per geographical area are as follows:

	2003	2002	2001
	(in U.S.$ thousands)
FPSO
Europe	197,000	183,690	174,153
Asia	20,921	23,030	3,985
Africa	40,261	12,373	—

Total FPSO	258,182	219,093	178,138

SPM
Europe	11,004	4,869	7,287
Asia	16,473	14,070	4,939
Africa	8,440	24,767	6,953
South America	1,681	—	—

Total SPM	37,598	43,706	19,179

Total	295,780	262,799	197,317

        The basis of attributing revenues to geographic areas is determined by the location of the vessel for FPSO revenues and the location of the customer for SPM revenues.

        Long-lived assets per geographical area are as follows:

	2003	2002
	(in U.S.$ thousands)
Europe	545,036	595,015
Asia	78,059	85,784
Africa	403,657	337,986

Total	1,026,752	1,018,785

27    Financial Instruments

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

(a)   On-balance sheet instruments

        Financial instruments in the balance sheet substantially include long-term receivables, accounts receivable trade, cash, deposits, long-term loans, short-term loans and accounts payable trade. The fair value of these financial instruments approximates their carrying value, unless indicated otherwise.

(b)   Interest Rate Swaps

        The Company has entered into interest rate swap agreements to mitigate interest rate risks on specific external debt. Interest rate swap agreements which convert floating interest rate exposures into fixed interest rate are designated as cash flow hedges. The cash flow hedge contracts outstanding at December 31, 2003 are a fixed interest rate payable—6.72%—and a U.S.$ denominated floating interest rate receivable which will mature in December 2004 and a fixed interest rate payable—3.46%—and a U.S.$ denominated floating interest rate receivable which will mature in January 2006. Its fair value amounts to an obligation of U.S.$2,713. A corresponding amount is recorded as a negative component of accumulated other comprehensive income at December 31, 2003 which will be reclassified as a charge to income in the future as interest is paid on the underlying debt. Based on the fair value of the swap at December 31, 2003, U.S.$4,414 is expected to be recorded as a charge to interest expense in the income statement for the year ending December 31, 2004. The fair value of the interest rate swap is based on quotes from an independent bank.

        In connection with the cash flow hedging activities, the Company has recorded a net transitional loss of U.S.$2,500 in other comprehensive income on adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), at January 1, 2001. There was no significant ineffectiveness relating to designated cash flow hedges during 2003, 2002 and 2001, and no component of the derivative instruments' gain or loss was excluded from the assessment of hedge effectiveness. As of July 17, 2003 the Company entered into a fixed-to-floating interest rate swap transaction, with terms identical to those of the previous swap transaction, that enables the Company to swap the equivalents of the fixed rate amount of interest that is payable on U.S.$335,000 aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, which is designated and accounted for as a fair value hedge, the Company receives payments that are calculated at a fixed rate of 10 1/4% and makes interest payments that are calculated at a floating rate that is equal to a margin of 6.11% over LIBOR. For derivative financial instruments designated and that qualify as fair value hedges, changes in the fair value of the financial instrument and the change in the fair value of the hedged component offset each other in the balance sheet and income statement. The net result of the interest rate swap is recognized in the income statement. There was no significant ineffectiveness relating to the designated fair value hedge during 2003 and no component of the derivative instruments' gain or loss was excluded from the assessment of hedge effectiveness.

(c)   Exchange Rate Sensitivity

        The Company's revenues are primarily denominated in U.S. dollars and, to a lesser extent, sterling. In 2003, approximately £18,709 (U.S.$46,874) of the Company's revenues was denominated in sterling. Our expenses are denominated primarily in U.S. dollars and to a lesser degree, euro and sterling. The Company is exposed to fluctuations in foreign currency exchange rates, because a portion of its expenses and financial indebtedness is denominated in currencies that are different from our revenues. The Company's policy is to match, through our FPSO service agreements, the revenues in a particular currency with its operating costs in that currency, thereby minimizing the risk associated with fluctuations in foreign currency exchange rates. The Company also matches its indebtedness denominated in U.S. dollars with its revenues denominated in U.S. dollars. The Company purchases foreign currency exchange contracts from financial institutions to the extent of any residual exposure. The Company manages its outstanding currency exposure on a regular basis and net these exposures across its operations as a group. Gains and losses related to specific currency transactions are recognized as part of its income from financing activities.

        We did not have any material forward currency exchange contracts as of December 31, 2002. The total contract/notional amount and the value of our foreign currency exchange contracts as of December 31, 2003 are as follows:

	Expected Maturity Date As of December 31, 2003
	Total	Fair Value
	(in U.S.$ thousands)
Forward Exchange Agreements
(Receive €/Pay U.S.$)
Aggregate Amount	23,722	26,166
(Receive £/Pay U.S.$)
Aggregate Amount	14,827	16,778

        These foreign currency exchange contracts mature on various dates through fiscal year 2004.

(d)   Repayment schedule for debt

        The following is a schedule of future repayments of debt for the next 5 years:

Year ending December 31, 2003
2004	0
2005	0
2006	9,108
2007	80,000
2008	80,000
Thereafter	340,508

Total	509,616

28    Commitments

(a)   Rent obligations and operational lease agreements

        The Company leases buildings, office space and cars under various operating lease agreements extending through fiscal year 2007.

        The following is a schedule of future minimum rental payments for the next 5 years:

Year Ending December 31, 2003
(in U.S.$ thousands)
2004	2,270
2005	1,955
2006	1,080
2007	297
2008	—

5,602

        Lease expenses for the years ended December 31, 2003, 2002 and 2001 under all operating leases amounted to approximately U.S.$2,330, U.S.$1,905 and U.S.$1,275 respectively. No contingent rental payments or clauses regarding any terms of renewal, purchase options, escalation clause or restrictions exist.

(b)   Guarantees

        The Company has guarantee facilities with banks available amounting to U.S.$48,870. At December 31, 2003, these facilities were used for a total amount of U.S.$12,348 (2002-U.S.$3,560) to provide bank guarantees to certain third parties.

(c)   Purchase commitments

        The Company has in its ordinary course of business activities entered into purchase commitments for the operations of the FPSOs and the activities in the SPM segment. As of December 31, 2003 there are no significant purchase commitments in connection with the acquisition of tangible fixed assets.

29    Loss Contingencies

(a)   Tax lease structure

        Under certain specific events (involuntary termination or a successful challenge to the tax lease structure by the UK tax authorities), the tax lease benefits liability described in notes 5 and 19 and referred to in notes 11 and 24 may need to be repaid to the lessor at an amount greater than the carrying value of the liability. The likelihood that such specific events will occur is considered to be remote.

(b)   Claims

        From time to time, the Company is subject to various claims arising out of the ordinary course of business. At December 31, 2003, two significant claims existed against the Company. One claim relates to the alleged breach of a contract for the design of equipment. Another claim relates to the alleged failure of the company to pay for additional work. Since the outcome of these claims is uncertain the Company cannot estimate a possible loss or range of loss. While the ultimate result of all such matters is not presently determinable, based upon current knowledge and facts, management does not expect that their resolution will have a material adverse effect on the Company's consolidated financial position or results of operation.

(c)   Internal restructuring and tax audit

        Effective January 1, 2000, Bluewater entered into an internal restructuring process. In connection therewith, the economic interests in most of the assets and liabilities of certain non-Dutch consolidated group companies (the "selling companies") were sold to the Company, while legal title to the assets and liabilities transferred remained with the selling entities. The valuation of the assets and liabilities transferred was based on a valuation report prepared by an independent investment bank. The sales of these economic interests resulted for income taxes purposes only in intercompany profits at the level of the selling companies and the creation of a corresponding amount of goodwill and intercompany indebtedness at the level of the Company. Although extensive discussions were held with the tax authorities on the tax structure of Bluewater and the internal restructuring, Bluewater's tax structure and the tax consequences of the internal restructuring became subject to a tax audit and remain subject to further review by the tax authorities.

        In May 2002, the Company received a draft audit report from the Dutch tax authorities. The draft tax audit report included certain proposed factual findings relating to the issue of whether our non-Dutch group companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not present a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft tax report, the Dutch tax authorities assessed, in June 2002, additional taxes with respect to a Dutch group member for its 1998 and 1999 tax years and assessed, in November 2002, July 2003 and August 2003, additional taxes with respect to certain non-Dutch group members for their 1997, 1998, 1999 and 2000 tax years. The total amount of these assessments, including interest to their respective dates, was €52,900 (U.S.$66,638) as of December 31, 2002 and €135,400 (U.S.$170,563) as of December 31, 2003. The Company is in discussions with the Dutch tax authorities regarding these taxes and is vigorously contesting their assessment. The Company believes that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities' position is based are incomplete and incorrect, and that the assessment of such additional taxes is contrary to certain favorable tax rulings, which it has received from them. In any event, the Company believes that any assessment of additional taxes is incorrect, and that it is likely that it will prevail on the merits in any final determination of the assessments. Accordingly, in July 2003, the Company filed with the Dutch tax authorities a response to their draft audit report and a transfer pricing report supporting the Company's response. The Company intends to continue to contest vigorously the imposition of any additional taxes and, if necessary, to seek administrative and judicial review of the assessments. Administrative and judicial review of the assessments in the Netherlands would likely take several years. The Company intends to withhold payment of such taxes pending final resolution of the issue. Although there can be no assurance that the relevant issues will ultimately be resolved in its favor, the Company believes that it is not probable that additional Dutch income taxes will be payable for the 1997, 1998, 1999 and 2000 tax years, and, accordingly, the Company did not accrue for the aforementioned tax assessments in these consolidated financial statements.

        In connection with the draft tax audit report, the Company is also in discussions with the Dutch tax authorities concerning its internal restructuring. In the course of such discussions, the Dutch tax authorities have confirmed to the Company that they will not seek to tax any capital gain that may be associated with the sale of relevant economic interests in connection with the Company's internal restructuring, but instead will focus their analysis only on the amount of goodwill and deductible interest related to the internal restructuring and the percentage of goodwill and deductible interest from the Company's internal restructuring that should ultimately be attributed to the Company's non-Dutch activities. The outcome of such discussions could limit the Company's ability to take advantage of future tax savings associated with its internal restructuring by limiting the amount of goodwill that the Company may amortize and the amount of interest it may deduct for tax purposes in future periods. However, based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, the Company estimates that it is currently probable that it will realize benefits relating to at least U.S.$434,000 of amortizable goodwill and at least U.S.$768,000 of interest-bearing intercompany debt in connection with its internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes. In addition, in December 2001, U.S.$379,500 of the intercompany indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that the Company may take advantage of in subsequent periods. Notwithstanding the Company's current estimate, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on the Company's actual tax position, because any such definitive quantification depends on a number of future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in any possible future challenge to the Company's internal restructuring, as well as the outcome of any relevant proceedings. While the Company believes that it is probable that the Company will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions or any proceedings relating thereto will have a material adverse effect on the Company's financial position, there can be no assurance in this regard and the Company could lose some or all of the future anticipated tax savings associated with the Company's internal restructuring.

(d)   Operational risks—not insured or insurable on economically favorable terms

        The Company maintains insurance coverage in such amounts as it believes to be prudent against normal risks in operations, including, among other things, the risk of pollution and damage to FPSOs. Certain risks (such as business interruptions and environmental liabilities in excess of certain limits), however, are either not insurable or are insurable only at rates the Company considers uneconomical. The Company's insurance coverage does not protect against loss of revenues, although the Company is required under its corporate credit facility to obtain such assurance if the number of FPSOs from which it receives revenues falls below three.

        At December 31, 2003, no uninsured events existed that will have a material adverse effect on the consolidated financial position or operations of the Company.

30    Shareholder's Equity and Appropriation of Net Income

        The Articles of Incorporation provide that the result for the year is subject to a disposition to be decided at the Annual General Meeting of Shareholders. Each share (common and non-profit sharing five percent non-cumulative preference share) is entitled to cast one vote. The preference shares do not have preference rights in case of liquidation of the Company. Directors of the Company are authorized to decide upon the payment of an interim dividend by way of an advance on dividends expected. No dividend is proposed to be paid for 2003.

        Management proposes to add the net income for the year to retained earnings. This proposal has been reflected in the accompanying financial statements.

        There were no dividends declared in 2002 and 2001.