Form 20-F
period 2004-12-31
AURELIA ENERGY N V
filed 2005-03-31
CIK 1172374

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission file number 0-00000

AURELIA ENERGY N.V.
(Exact name of Registrant as specified in its charter)

AURELIA ENERGY N.V.
(Translation of Registrant's name into English)

Netherlands Antilles
(Jurisdiction of incorporation or organization)

Landhuis Joonchi
Kaya Richard J Beaujun z/n
Curaçao, Netherlands Antilles
(599) 9736 6277
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of class None	Name of each exchange on which registered Not Applicable

Securities registered pursuant to Section 12(g) of the Act:

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

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒        No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐        Item 18 ☒

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        We prepare our financial statements on a consolidated basis in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). Our auditors conduct their audit of our consolidated financial statements in accordance with auditing standards generally accepted by the Public Company Accounting Oversight Board (United States). We have included in this annual report selected consolidated financial information as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and audited consolidated financial statements as of and for the years ended December 31, 2002, 2003 and 2004.

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

        We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. When we use the terms "we", "us", "our" and words of similar import or the "Company", we are referring to Aurelia Energy N.V., itself, or to Aurelia Energy N.V. and its consolidated subsidiaries, as the context requires. When we refer to "Aurelia Holding N.V.", the registered shareholder of 100.0% of our outstanding voting shares, with respect to dates on or after January 28, 2003, we are referring to Aurelia Holding N.V. in liquidation. When we use the terms "own" and "owns", with respect to our FPSOs and FPSO hull, we are referring to:

  •
  legal (title) and economic ownership of both the hull and the topsides in the case of the Uisge Gorm, the Glas Dowr and the Munin,

  •
  legal (title) and economic ownership of the hull and economic ownership of the topsides in the case of the Bleo Holm and the Haewene Brim, and

  •
  legal (title) and economic ownership of the hull in the case of the Aoka Mizu.

        References to "dollars", "U.S. dollars" and "U.S.$" are to the currency of the United States, references to "euro" and "€" are to the single currency of the member states of the European Communities that have adopted the euro as their lawful currency under the legislation of the European Community relating to the Economic and Monetary Union and references to "£" and "sterling" are to the currency of the United Kingdom. In this annual report, we have translated certain euro amounts into U.S. dollars at an exchange rate of €1.00 to U.S.$1.3655 and certain sterling amounts into U.S. dollars at an exchange rate of £1.00 to U.S.$1.9388, which were the noon buying rates in New York City for cable transfers in those foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004. You should not construe these translations as representations that the euro or sterling amounts actually represent such U.S. dollar amounts or that we could convert these amounts into U.S. dollars at the rates indicated. On March 30, 2005, the applicable noon buying rates were €1.00 to U.S.$1.29 and £1.00 to U.S.$1.88.

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

ITEM 3:    KEY INFORMATION

(A)  Selected Consolidated Financial Data

        The following table presents our selected financial data on a consolidated basis as at and for each of the years ended December 31, 2000, 2001, 2002, 2003 and 2004. We have extracted the following selected financial data from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, for the periods indicated. You should read the following selected consolidated financial data in conjunction with the information contained in "Item 5: Operating and Financial Review and Prospects" and our consolidated financial statements and the notes thereto included elsewhere in this annual report.

	As at and for the year ended December 31,
	2000	2001	2002	2003	2004
	(in U.S.$ thousands, except ratios and share and per share amounts)
Income Statement Data:
Revenues	200,197	197,317	262,799	295,780	437,665
Operations expenses	67,847	83,795	145,309	185,755	314,073
Selling, general and administrative expenses	7,834	9,467	9,736	9,800	9,754
Other operating income	(3,847)	(3,375)	(4,046)	(4,014)	(3,738)
Depreciation of tangible fixed assets and amortization of intangible fixed assets	64,058	58,335	54,038	61,976	72,995
Total operating expenses	135,892	148,222	205,037	253,517	393,084
Operating income	64,305	49,095	57,762	42,263	44,581
Interest income	5,638	5,188	3,447	3,530	3,355
Interest expense	(36,116)	(28,776)	(48,898)	(45,120)	(44,940)
Currency exchange results	4,102	5,759	1,452	10,841	2,924
Total financial income and expenses	(26,376)	(17,829)	(43,999)	(30,749)	(38,661)
Income before income taxes	37,929	31,266	13,763	11,514	5,920
Income taxes	(21,910)	(32,614)	(23,615)	(1,063)	(469)
Net income	59,839	63,880	37,378	12,577	6,389
Number of common B shares outstanding	136,000	136,000	136,000	136,000	136,000
Net income per common B shares outstanding	440	470	275	92	47
Balance Sheet Data:
Cash and cash equivalents	25,295	15,713	23,024	32,937	41,987
Fixed assets(1)	741,050	977,700	1,018,785	1,026,752	977,761
Total assets	910,022	1,189,187	1,279,820	1,321,536	1,303,520
Total debt(2)	347,754	546,577	581,103	587,455	545,293
Subordinated Marenco loan	116,350	117,616	125,849	134,659	142,085
Share capital(3)	70,000	70,000	70,000	70,000	70,000
Shareholders' equity (net assets)	366,951	424,704	460,191	475,388	481,745
Cash Flow Data:
Net cash provided by operating activities	103,835	73,719	84,420	73,665	75,877
Net cash (used in) investing activities	(11,884)	(285,102)	(95,105)	(70,012)	(31,465)
Net cash provided by (used in) financing activities	(87,047)	203,275	20,018	8,932	(31,777)

Other Financial Data and Ratios:
EBITDA(4)	128,363		107,430		111,800		104,239		117,576
Capital expenditures, net(5)	11,911		13,647		95,105		69,912		23,915
Cash interest paid(6)	28,232		20,738		41,829		39,722		35,169
Ratio of EBITDA to cash interest paid	4.55	x	5.18	x	2.67	x	2.62	x	3.34	x
Ratio of net debt to EBITDA(7)	2.51	x	4.94	x	4.99	x	5.32	x	4.28	x
Ratio of earnings to fixed charges(8)	2.10	x	2.14	x	1.22	x	1.15	x	1.18	x

Notes:

(1)
"Fixed assets" includes tangible fixed assets as presented in the consolidated balance sheet.

(2)
"Total debt" includes all indebtedness other than the subordinated Marenco loan. The following table presents a reconciliation of total debt to our long-term bank loans, our 10 1/4% Senior Notes due 2012, the short-term portion of our long-term bank loans, the unsubordinated Marenco loan and our short-term bank loan for the periods indicated.

	For the year ended December 31,
	2000	2001	2002	2003	2004
	(in U.S.$ thousands)
Long-term bank loans	288,000	495,162	324,733	249,108	207,358
10 1/4% Senior Notes due 2012	—	—	256,370	338,347	337,935
Short-term portion of long term-bank loans	41,797	47,828	—	—	—
Unsubordinated Marenco loan	7,612	3,587	—	—	—
Short-term bank loan	10,345	—	—	—	—

Total debt	347,754	546,577	581,103	587,455	545,293

(3)
No dividends were declared in the years presented.

(4)
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

	For the year ended December 31,
	2000	2001	2002	2003	2004
	(in U.S.$ thousands)
EBITDA	128,363	107,430	111,800	104,239	117,576
Depreciation of tangible fixed assets and amortization of intangible assets	(64,058)	(58,335)	(54,038)	(61,976)	(72,995)
Financial income and expense	(26,376)	(17,829)	(43,999)	(30,749)	(38,661)
Income taxes	21,910	32,614	23,615	1,063	469
Net income	59,839	63,880	37,378	12,577	6,389
Adjustments to reconcile net income to cash provided	44,114	27,448	26,987	54,764	71,710
Changes in operating assets and liabilities, net of effect of acquisitions	(118)	(17,609)	20,055	6,324	(2,222)
Net cash provided by operating activities	103,835	73,719	84,420	73,665	75,877
(5)
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

	For the year ended December 31,
	2000	2001	2002	2003	2004
	(in U.S.$ thousands)
Additions to tangible fixed assets	11,911	13,647	95,105	77,978	25,391
Disposals to tangible fixed assets	(582)	—	—	(9,874)	(14,802)
Accumulated depreciation of disposals of tangible fixed assets	582	—	—	1,808	13,326
Capital expenditures, net	11,911	13,647	95,105	69,912	23,915
(6)
"Cash interest paid" is defined as interest expense, plus capitalized interest, less accrued interest on the subordinated and unsubordinated Marenco loans and less amortization of debt arrangement fees and is disclosed as an additional cash flow disclosure in the consolidated statements of cash flow in the audited consolidated financial statements included in this annual report.

(7)
"Net debt" is defined as total debt as calculated in Note 2 above, less cash and cash equivalents.

(8)
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

        Demand for our products and services depends to a large extent on the level of offshore exploration and production activity by oil companies and the level of capital expenditures by the oil industry that is devoted to offshore operations. These factors in turn depend in part on prevailing oil prices, expectations about future prices, the cost of exploring for, producing and delivering oil, the discovery rate of new oil reserves in offshore areas, domestic and international political, military, regulatory and economic conditions, technological advances and the ability of oil companies to generate funds for capital expenditures. Prices for oil, although relatively high in recent periods, historically have been extremely volatile and have reacted to changes in the supply of and demand for oil (including changes resulting from the ability of the Organization of Petroleum Exporting Countries to establish and maintain production quotas) and domestic and worldwide economic conditions and political instability in oil producing countries. Uncertainties with respect to international political, military and economic conditions may exacerbate the risk of change with respect to the foregoing, including with respect to levels of capital expenditure by oil companies regardless of current price levels of oil.

        Although our service agreements are designed to minimize the effect of fluctuations in the price of oil and levels of exploration and production activities by oil companies, changes in the price of oil and decreases in levels of exploration and production could affect the decisions of oil companies to extend our existing contract periods or to enter into new service agreements, particularly in marginal fields and fields that are near the end of their productive lives. Furthermore, our SPM business is particularly susceptible to levels of exploration and production activity by oil companies, because SPM systems are typically sold rather than leased. Historically, oil companies have reduced their capital expenditures on SPM systems during periods of depressed oil prices and decreased levels of exploration and production activities.

        No assurance can be given that current levels of exploration and production activity and capital expenditures on offshore oil operations will continue or that demand for our products and services will continue at the same level relative to the level of those activities, or will improve in future periods. We anticipate that prices for oil will continue to be volatile and affect the demand for and pricing of our products and services. While we believe that having a flexible and scalable workforce is an important factor in managing business cycles, a material decline in oil prices or offshore exploration and production activities could materially adversely affect our ability to extend existing contract periods, enter into new service agreements or secure new SPM delivery contracts.

We generate the majority of our revenues from a limited number of FPSOs and customers and the loss of revenues from any of these vessels or customers could have a material adverse effect on our financial condition and business prospects.

        We generate the majority of our revenues from the contract payments that we receive for the provision of FPSOs and related services under our existing service agreements. Our FPSO fleet currently consists of five high specification FPSOs (Bleo Holm, Uisge Gorm, Glas Dowr, Haewene Brim and Munin) that have been contracted to oil companies pursuant to service agreements. As from October 26, 2004 Munin is operating on the Xijiang Field in the South China Sea for a period of 160 to 190 days. In June 2004, Bluewater was awarded a contract extension by Statoil (Orient) Inc. for the production of hydrocarbons from the Lufeng Field in the South China Sea. The contract provides for the FPSO Munin to return to the Lufeng Field early in the second quarter of 2005 for a minimum fixed period of three years. The loss of revenues from any of our FPSOs or customers, whether as a result of damage or destruction of the vessel, our inability to meet production uptime requirements, the depletion of any of the oil fields on which they operate, the termination of their service agreements for any reason after the expiration of the minimum contract period, the inability or unwillingness of customers to make payments under any of their service agreements, or our inability to obtain new service agreements for our FPSOs, could have a material adverse effect on our financial condition and results of operation.

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

        Depending on competitive conditions and other factors, we seek to obtain indemnity agreements from our customers who require them to hold us harmless in the event of loss of production, reservoir damage or liability for pollution that originates below the surface of the water. We generally rely on these indemnities to protect us from risks which are uninsurable or insurable only at rates which we believe are uneconomical. When obtained, these contractual indemnifications may include cross-indemnification provisions, and the obligations thereunder may not be supported in all cases by adequate insurance maintained by the customer or required to be maintained by us. We have agreed to indemnify each of Amerada Hess and Talisman in the case of the Uisge Gorm and the Bleo Holm, respectively, and Statoil and Conoco Phillips in the case of the Munin, subject to amount limitations in the respective service agreements, in respect of pollution emanating from our FPSOs and certain other equipment which we have supplied. Each of Amerada Hess, Talisman and Statoil has agreed to indemnify us with respect to the foregoing in excess of those amount limitations and in respect of pollution emanating from the field, reservoir or wells (in the case of the current service agreement with Statoil relating to the Munin, subject to certain exceptions). Under our service agreements with PetroSA and Conoco Phillips, we have agreed to indemnify PetroSA and Conoco Phillips, respectively, subject to amount limitations, in respect of pollution emanating from our FPSO, shuttle tankers and certain subsea and other equipment, and PetroSA and Conoco Phillips have each agreed to indemnify us with respect to the foregoing in excess of those amount limitations (subject to an exclusion in the event our insurer denies coverage) and in respect of pollution emanating from wells and certain subsea and other equipment. In the case of the Haewene Brim, we have agreed to indemnify Enterprise Oil/Shell in respect of certain pollution emanating from our FPSO (unrelated to oil from the field) and certain other equipment we have supplied, and Enterprise Oil/Shell has agreed to indemnify us for pollution relating to oil from the field. These indemnity arrangements may not protect us in all circumstances.

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

        We have and will continue to have a substantial amount of indebtedness outstanding. Our total debt (which excludes the subordinated Marenco loan), consolidated total assets and shareholders' equity as of December 31, 2004 was U.S.$545.3 million, U.S.$1,303.5 million and U.S.$481.7 million, respectively, and our ratio of earnings to fixed charges was 1.18x for the year.

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

        Effective January 1, 2000, we entered into an internal restructuring process. In connection with this restructuring, the economic interests in most of the assets and liabilities of certain non-Dutch consolidated group companies (the "selling companies") were sold to Bluewater Holding B.V., while legal title to the assets and liabilities transferred remained with the selling entities. The valuation of the assets and liabilities transferred was based on a valuation report prepared by an independent investment bank. The sales of these economic interests resulted for income taxes purposes only in intercompany profits at the level of the selling companies and the creation of a corresponding amount of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. Although extensive discussions were held with the tax authorities on the tax structure of the Dutch group companies and the internal restructuring, the tax structure of the Dutch group and the tax consequences of our internal restructuring became subject to a tax audit and remain subject to further review by the tax authorities.

        In May 2002, we received a draft audit report from the Dutch tax authorities. The draft tax audit report included certain proposed factual findings relating to the issue of whether our non-Dutch group companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not represent a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft tax report, the Dutch tax authorities assessed, in June 2002, additional taxes with respect to a Dutch group member for its 1998 and 1999 tax years and assessed, in November 2002, July 2003 and August 2003, additional taxes with respect to certain non-Dutch group members for their 1997, 1998, 1999 and 2000 tax years. The total amount of these assessments, including interest to their respective dates, was €135.4 million (U.S.$184.9 million) as of December 31, 2003.

        We have held discussions and corresponded with the Dutch tax authorities regarding their tax assessments. We believe that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities' position is based are incomplete and incorrect, and, in particular, that the assessment of such additional taxes as discussed above is contrary to certain favorable tax rulings which we have received from them. Accordingly, in July 2003, we filed with the Dutch tax authorities a response to their draft audit report and a transfer pricing report supporting our response and these discussions.

        In May and June 2004, we received from the Dutch tax authorities a number of revised assessments stating that for the majority of the companies within the Bluewater Group no taxes are required to be paid. These revised assessments thereby reduced the total amount of the outstanding assessments of the Bluewater Group from €135.4 million (U.S.$184.9 million), as of December 31, 2003, to €29.0 million (U.S.$40.0 million), as of December 31, 2004. We believe, however, that any assessment of additional taxes is incorrect, and that it is likely that we will prevail on the merits in any final determination of the assessments. We intend to continue to contest the imposition of any additional taxes and, if necessary, to seek administrative and judicial review of the assessments. Administrative and judicial review of the assessments in the Netherlands would likely take several years. We intend to withhold payment of such taxes pending final resolution of the issue. Although there can be no assurance that the relevant issues will ultimately be resolved in our favor, we believe that it is not likely that additional Dutch income taxes will be payable for the 1997, 1998, 1999 and 2000 tax years, and, accordingly, we did not accrue for the aforementioned tax assessments in our audited consolidated financial statements included herewith.

        In connection with the draft tax audit report, we are also in discussions with the Dutch tax authorities concerning our internal restructuring. In the course of such discussions, the Dutch tax authorities have confirmed to us that they will not seek to tax any capital gain that may be associated with the sale of relevant economic interests in connection with our internal restructuring, but instead will focus their analysis only on the amount of goodwill and deductible interest related to the internal restructuring and the percentage of goodwill and deductible interest from our internal restructuring that should ultimately be attributed to our non-Dutch activities. The outcome of such discussions could limit our ability to take advantage of future tax savings associated with our internal restructuring by limiting the amount of goodwill that we may amortize and the amount of interest we may deduct for tax purposes in future periods. However, based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, we estimate that it is currently probable that we will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$768.0 million of interest-bearing inter-company debt in connection with our internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes. In addition, in December 2001, U.S.$379.5 million of the inter-company indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that we may take advantage of in subsequent periods. Notwithstanding our current estimate, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on our actual tax position, because any such definitive quantification depends on a number of future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in any possible future challenge to our internal restructuring, as well as the outcome of any relevant proceedings. While we believe that it is probable that we will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions or any proceedings relating thereto will have a material adverse effect on our financial position, there can be no assurance in this regard and we could lose some or all of the future anticipated tax savings associated with our internal restructuring.

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

        We are currently not a plaintiff in litigation regarding intellectual property rights which we own.

        In 2004, certain of our competitors initiated court proceedings in the district court in The Hague in respect of an alleged infringement of intellectual property rights. The court rejected the claim, and currently the alleged claim is under appeal in the Court of Appeals. With respect to the patents at stake, we have received advice from our patent agent that our product design does not infringe upon any valid claim of the patent. In support of these proceedings we, in consultation with our patent advisors, initiated proceedings to obtain the decision of the Court of Appeals that one of the patents relied upon by these competitors is declared null and void. These proceedings are running in parallel with the European patent application that was the subject of our opposition proceeding.

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

        We are beneficially owned by the Jacaranda Trust, an irrevocable discretionary trust of which Mr. Hugo Heerema and certain members of his immediate family are beneficiaries. Documentation relating to the Jacaranda Trust provides for the transfer of the Jacaranda Trust's beneficial interest in us to Mr. Heerema in certain circumstances and prohibits the trustees of the Jacaranda Trust from exercising their powers in a manner that would result in Mr. Heerema being dismissed or replaced as the sole member of the management board of Bluewater Holding B.V. without his prior written consent. The management board of Bluewater Holding B.V. is generally responsible for setting our policies and managing our general affairs and business. See "Item 6: Directors, Senior Management and Employees" and "Item 7: Major Shareholder and Related Party Transactions". Your interests may be different from the interests of the Jacaranda Trust, its trustees or its beneficiaries or the interests of Mr. Heerema.

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

        An FPSO is a type of floating production unit used by oil companies to produce, process, store and offload hydrocarbons from offshore fields. FPSOs are either newly built or converted tanker hulls upon which production equipment is mounted. Fluids (oil, gas and water) are processed onboard an FPSO, and treated crude oil is stored before being exported by an off take system utilizing shuttle tankers. FPSOs are generally involved in the production, rather than the exploration or drilling, of oil.

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

        We were incorporated on December 6, 1993. Our registered address is Landhuis Joonchi, Kaya Richard J Beaujun z/n, Curaçao, the Netherlands Antilles, and our telephone number is (599) 9736 6277. Bluewater Offshore Productions (U.S.A.), Inc. acts as our authorized representative in the United States. Its address is 8554 Katy Freeway, Suite 327, Houston, Texas 77024, and its telephone number is (1) 713 722 8131.

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

(B)  Business Overview

Overview of Operations

        We conduct our operations principally through two businesses that we staff and resource according to market conditions and our business needs. These businesses consist of our:

  •
  FPSO business.    Our FPSO business earns revenues from the design, development and operation of FPSOs pursuant to medium-and long-term service agreements with oil companies. Under these agreements, we generally are paid a defined day rate consisting of a fixed facility fee that covers the rental of the FPSO and associated equipment and an indexed operating fee that covers the cost of operating, maintaining and insuring the vessel. We may also receive additional tariff payments based on oil or water production or gas lift volumes (or a combination of those volumes), bonus payments that relate to the prevailing price of oil and certain other fees. The medium-to long-term profile of our service agreements provides us with stable and predictable revenues. During the term of these agreements, the revenues from our FPSO business are generally significantly insulated from fluctuations in the price of oil and changes in the levels of exploration and production activities of oil companies. Our FPSO fleet currently consists of five high specification FPSOs (Uisge Gorm, Bleo Holm, Glas Dowr, Haewene Brim and Munin) that we have contracted to oil companies under service agreements and one FPSO hull

    (Aoka Mizu) that we are marketing worldwide. In 2002, 2003 and 2004, our FPSO business generated 83.4%, 87.3% and 84.6% of our revenues, respectively, 134.9%, 115.4% and 96.4% of our net income, respectively, and 113.1%, 102.6% and 100.6% of our EBITDA, respectively.

  •
  SPM business.    Our SPM business earns revenues from the design, development, project management and delivery of SPM systems under our SPM delivery contracts. We have developed a number of different types of SPM systems for oil companies and contractors around the world, resulting in the delivery of 8 SPM systems since 1999 and more than 50 SPM systems since our founding. Because SPM systems are integral to the operation of FPSOs in harsh environments, and because they form an important link in the oil production chain, we believe that it is important to preserve our core SPM capabilities for use in connection with future FPSO projects. In 2002, 2003 and 2004, our SPM business generated 16.6%, 12.7% and 15.4% of our revenues, respectively, (34.9%), (15.4%) and 3.6% of our net income, respectively, and (13.1%), (2.6%) and (0.6%) of our EBITDA, respectively.

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

	For the year ended December 31,
	2002		2003		2004
	(in U.S.$ thousands, except percentages)
FPSO business:
Europe	183,690	69.9%	197,000	66.6%	285,775	65.3%
Asia	23,030	8.8%	20,921	7.1%	19,395	4.4%
Africa	12,373	4.7%	40,261	13.6%	65,071	14.9%

Total	219,093	83.4%	258,182	87.3%	370,241	84.6%

SPM business:
Europe	4,869	1.9%	11,004	3.7%	31,826	7.3%
Asia	14,070	5.3%	16,473	5.6%	21,295	4.9%
Africa	24,767	9.4%	8,440	2.9%	6,229	1.4%
South America	—	—	1,681	0.6%	7,956	1.8%
Other	—	—	—	—	118	0.0%

Total	43,706	16.6%	37,598	12.7%	67,424	15.4%

Total	262,799	100.0%	295,780	100.0%	437,665	100.0%

Strengths

        We believe that we have the following strengths:

  •
  Our FPSOs provide essential infrastructure to the fields on which they operate, facilitating extended production lives for the FPSOs.    We design and develop our FPSOs as life-of-field production assets in conjunction with oil companies seeking to maximize the production potential of their fields. Our FPSOs provide the necessary infrastructure for such activities through the extraction and processing of hydrocarbons from the seabed and the storage and offloading of treated crude oil. We believe that this infrastructural capacity links our FPSOs to the lives of the fields, providing our FPSO business with long-term earnings stability. This earnings stability is further strengthened by the economic incentive for field operators to develop neighboring fields through the use of tie-backs, which are relatively inexpensive compared to the development of an independent infrastructure. The Uisge Gorm and the Bleo Holm are currently benefiting from such tie-backs.

  •
  Our service agreements produce stable and predictable EBITDA streams.    We operate our FPSOs for oil companies pursuant to medium- and long-term service agreements, under which payments are generally made on the basis of defined day rates that consist of a fixed facility fee for the rental of the FPSO and associated equipment and an indexed operating fee for the operation and maintenance of the vessel during the minimum contract period. Our service agreements generally require oil companies to make contract payments irrespective of the price of oil or whether the field is producing oil. These contract payments result in stable and predictable EBITDA streams. Our service agreements also allow oil companies to continue to use our FPSOs at the end of the minimum contract period based on predetermined economic terms. The extendibility of our service agreements provides oil companies with flexibility in developing their reservoir strategies using our FPSOs, while their predetermined economic terms enhance the stability of our EBITDA streams.

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

  •
  We have a successful track record in the development of new FPSOs and SPM systems.    We are an industry leader in the development and operation of FPSOs and the development of SPM systems, having been one of the early entrants to these markets. Since 1985, we have successfully developed six FPSOs after entering into service agreements with various oil companies, and we have developed and delivered over 50 SPM systems worldwide. Our customers have included Amerada Hess, Enterprise Oil/Shell, Statoil, TotalFinaElf, ExxonMobil, PetroSA, Shell, Talisman, Texaco and Conoco Philips. We believe that our track record, resource depth and focus make us one of the leading developers of FPSOs and SPM systems and will provide us with access to the new development opportunities currently arising in deepwater oil production.

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

        When a service agreement continues beyond the minimum contract period, the subsequent contract payments are typically governed by predetermined terms that were set before the minimum contract period began. Renegotiation of payment terms is not required during these periods. These service agreement provisions allow us to receive payments for a minimum contract period regardless of whether actual production is terminated during the period, while they provide oil companies with certainty that the service agreement can be extended beyond the minimum contract period based on predetermined economic terms if the field life proves to be longer. To provide additional flexibility, our service agreements also permit the oil company to terminate the service agreement prior to the expiration of the minimum contract period, provided that termination payments are made to compensate us for the amount that we would have earned during the full minimum contract period. Depending on the particular service agreement, the oil company is required to provide us with between three and twelve months' notice if it elects either to terminate the contract during the minimum contract period or to extend the service agreement beyond a current contract period. In practice, we can generally anticipate the termination or extension of a service agreement prior to the commencement of such notice period due to reserve statistics and production results. In view of the structure of these service agreements as described above, both we and the oil company have a high level of economic predictability over our future production operations.

        Generally, under our service agreements, a majority of the payments are calculated based on defined day rates. In 2004, these day rates accounted for approximately 57.9% of the revenues from our FPSO business. Typically, our day rates are divided into a facility fee and an operating fee. The facility fee generally relates to the provision of the FPSO and the associated risers, umbilicals and all other equipment that are required for production. The operating fee relates primarily to the cost of manning and maintaining the vessel and normally is indexed to various factors, including inflation. Currently, our service agreements require our FPSOs to maintain minimum operating uptimes that exceed certain thresholds. Depending on the particular service agreement, our facility fee or our operating fee may be adjusted upward or downward to the extent that the relevant uptime exceeds or falls below the applicable threshold. When an FPSO is removed from the field as a result of factors unrelated to operating performance (such as was the case with the Glas Dowr), no adjustment is made based upon operating uptime. In such a case, however, our day rate may be replaced by a lay-up rate (which could apply, among other times, in the event of poor field performance or periods of scheduled maintenance) or a force majeure rate (which could apply, among other times, in the event of a natural disaster, war or industrial action), depending, in each case, on the particular service agreement. See "—FPSO Fleet and FPSO Hulls".

        In addition to defined day rates, we may earn additional tariff payments under the terms of our service agreements. These payments are generally based on oil or water production or gas lift volumes or a combination of those volumes. Oil companies have a strong economic incentive to extend operations to neighboring fields through the use of tie-backs, which have low marginal field development costs and defray the cost of production over several fields. Tie-backs generally increase oil and water production and gas lift levels and, as a result, increase the amount of tariff payments that we earn under our service agreements. In 2004, tariff payments accounted for approximately 8.2% of the total revenues from our FPSO business. In certain cases, our FPSO contract revenues may also include bonus payments relating to the prevailing price of oil, although those payments did not contribute materially to the revenues from our FPSO business in 2004. In addition to our day rates, tariffs and oil bonuses, our FPSO contract revenues include payments for equipment rentals, vessel modifications, work performed in connection with tie-backs, project assistance and the provision of auxiliary services. These payments accounted for approximately 33.9% of the revenues from our FPSO business in 2004 and mainly related to the installation of subsea equipment at the Sable Field and the development of water injection facilities on the Haewene Brim.

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

        We are currently operating the Uisge Gorm at pre-agreed rates pursuant to an automatic extension of our service agreement that can be terminated with six months' notice. The combined production profile of the Fife, Flora, Fergus and Angus fields is extended until August 2005. We are currently negotiating a three-year contract extension for the Uisge Gorm. At the beginning of 2005 we reached a preliminary agreement on a contract extension with Amerada Hess and we anticipate receiving final approval from the company in the second quarter of 2005.

        Under our service agreement, we are required to provide a crew to maintain and operate the Uisge Gorm. We currently receive from Amerada Hess a defined day rate of approximately U.S.$120,000 per day that consists of a fixed facility fee for the provision of the FPSO and associated equipment and an indexed operating fee for the operation and maintenance of the vessel. We also receive tariff payments that are linked to the actual volume of oil and water produced and the volume of gas lifted. These tariff payments totaled U.S.$2.4 million in 2004. Under the contract extension the Uisge Gorm will earn a production tariff for the facility and for life time extension and maintenance work, and the operation will be on a reimbursable basis. If the Uisge Gorm were to be removed from the field, we would be entitled to receive a lay-up rate that is equal to our full facility fee and 75% of our operating fee. In order to receive the full operating fee, we must ensure that the Uisge Gorm achieves average oil production and water reinjection uptimes that exceed 95% and 85%, respectively, unless agreed otherwise with Amerada Hess. If the oil production and water reinjection uptimes fall below these thresholds, our operating fee is reduced according to a predetermined schedule. In 2003 the Uisge Gorm achieved average oil production and water injection uptimes of 93.1% and 83.7%, respectively, which levels, however, did not have any effect on the facility fee. During 2004, the Uisge Gorm achieved average oil production and water reinjection uptimes of 93.6% and 88.2%, respectively, which, however, did not have any effect on the facility fee.

        Bleo Holm.    The Bleo Holm is the sixth FPSO that we developed and the third that we have operated in the North Sea. It was converted from a newly built double hull tanker. The primary modifications included the installation of a turret mooring system that uses a Bluewater designed swivel (which is capable of handling multiple risers and control umbilicals), a new piping system, a flaring system, a stern offloading system, a helicopter deck, upgraded safety features and a processing plant. In April 2001, we shipped the Bleo Holm to the McNulty shipyard in Newcastle, United Kingdom, for debottlenecking to allow for increased production in connection with a tie-back arrangement and to install new gas equipment. As modified, the vessel has a weight of 105,000 dwt, a storage capacity of 689,000 barrels, a length of 242 meters, a breadth of 42 meters, a depth of 21 meters and a deck area of 7,985 square meters and can accommodate 96 persons. The vessel has a fluid capacity of 126,000 barrels per day and a crude processing capacity of 95,000 barrels per day and has sufficient free deck space to enable the tie-back of neighboring fields.

        We began operating the Bleo Holm on the Ross Field in April 1999 at a water depth of 100 meters pursuant to a service agreement with Talisman. The vessel was tied back to the Blake Field, where it achieved first oil in June 2001, and was tied back to the Blake Flank Field in September 2003.

        The service agreement with Talisman will continue at pre-agreed rates until terminated by Talisman. We believe that the combined production profile of the Ross, Blake and Blake Flank Fields will extend beyond 2015 (subject to certain factors, including the price of oil and overall production rates) and that the Bleo Holm may continue to operate under the service agreement until that time.

        We are responsible for providing a crew to operate and maintain the Bleo Holm, but not for transporting hydrocarbon products. We receive from Talisman a defined day rate of approximately U.S.$174,000 that consists of a fixed facility fee for the provision of the FPSO and associated equipment and an indexed operating fee for the operation and maintenance of the vessel. We also receive tariff payments that are linked to the actual volume of oil produced. These tariff payments, which totaled U.S.$9.7 million in 2004, increased with the addition of production from the Blake Flank Field. If a force majeure event were to occur, we would be entitled to receive a force majeure rate of U.S.$60,000 per day. In order to receive the full facility fee, we must ensure that the Bleo Holm achieves an average weighted oil production, water reinjection and gas lift uptime that exceeds a certain threshold in each quarter, unless agreed otherwise with Talisman. If the weighted uptime exceeds or falls below this threshold, our facility fee is adjusted upward or downward on a pro rata basis. This threshold was initially 95%, but has been lowered to 92.5% as a result of the tie-back to the Blake Field.

        In connection with the tie-back to the Blake Field, we upgraded the processing capacity of the Bleo Holm. Following the completion of the upgrades and the start of production at the Blake Field, the Bleo Holm's average weighted uptime improved from its historic level. Notwithstanding this initial increase in average weighted uptime, shortly after the Blake Field came on-stream, certain elements in the Blake Field produced fluids which caused a chemical reaction. The combination of oil and produced water caused the formation of calcium naphanate which blocks the topside oil pipework on the vessel. To prevent this substance from forming, acetic acid was injected at quantities of up to 5,000 liters a day. The injection of the acetic acid led to an increase in corrosion rates on the topside oil pipework that specifically affected welds and weld materials. As a consequence, repairs were required, which caused additional actual downtime. During the end of 2002, we made repairs and modifications to the vessel to address this problem. However, the repairs and modifications led to an increase in actual downtime and a decrease in actual uptime in the end of 2002. Talisman fully compensated us for the costs of the repairs and modifications which resulted from the formation of this substance and, despite the increased actual downtime and decreased actual uptime, it continued to pay the full fixed facility fee during the period.

        During the first seven months of 2003, we suffered additional increased actual downtime due to excessive corrosion of welds in the vessel's topsides gas pipework. Technical investigation into this corrosion suggested that the acetic acid injected to address the formation of the substance may have contributed to the corrosion. Due to this corrosion, our average weighted uptime for the purposes of the service agreement was 88.5% during 2003. In order to address the corrosion, we repaired and made modifications to the Bleo Holm at a cost of approximately U.S.$1.3 million. Because our average weighted uptime was below the threshold in the service agreement, we did not receive the full facility fee from Talisman for this period. The reduction in the fixed facility fee led to a decreased defined day rate during 2003 and a decrease in revenue of approximately U.S.$2.0 million during the period.

        Although in 2004 the management and the control of the calcium naphanate formation improved it was known that a volume of calcium naphanate remained in the topsides of the vessel. We therefore agreed with Talisman to implement a 26 day shut down between late July and late August to remove the calcium naphanate. Due to the additional scope of work, adverse weather and supply difficulties, the shut down over-ran by 6 days. We subsequently agreed to split costs with Talisman which increased our costs by a total of U.S.$2.7 million. Following the shut down and implementation of remedial measures, we achieved significantly improved uptimes in October of 99.6%, in November of 100.0% and in December of 99.7%.

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

        To prepare the Glas Dowr for operation on the Sable Field, we modified the vessel's topsides and mooring system and developed the field's subsea infrastructure in accordance with requirements set forth in our service agreement with PetroSA. Due to an unanticipated increase in the scope and complexity of the vessel modifications, labor unrest and difficulties with project management on the part of the construction yard where the work was performed, the project experienced delays and cost overruns. The delay in the achievement of first oil and additional work on the vessel's gas compression facilities, along with increased insurance costs, resulted in an upward revision in our costs estimates. As of December 31, 2004, the costs of the vessel modifications and subsea work, excluding exchange rate differences and financing costs, were approximately U.S.$195.7 million. Of this amount, U.S.$50.4 million is reimbursable by PetroSA. As of December 31, 2004, we had expended approximately U.S.$150.7 million on the vessel modifications and approximately U.S.$39.2 million on developing the subsea infrastructure, and we had received approximately U.S.$39.2 million in milestone payments from PetroSA for the completion of the subsea work.

        Based upon our estimates, we believe that we have approximately U.S.$5.8 million in remaining commitments for expenditures, excluding exchange rate differences and financing costs, relating to the project as of that date. We expect to fund U.S.$11.2 million of the expenditures with milestone payments that we will receive from PetroSA for remaining subsea work and to fund the remaining expenditures with borrowings under our credit facility. In addition to the cost of vessel modifications and subsea work, we have capitalized U.S.$9.7 million of financing costs, U.S.$11.0 million of costs relating to operational support prior to production and U.S.$3.0 million of expenses relating to exchange rate losses resulting from the difference between the project exchange rate and actual exchange rates. In addition to the above-mentioned capital expenditures, we expect to spend approximately U.S.$6.1 million on offshore commissioning and completion work. The total capitalized cost for the project, including an accrual of U.S.$7.7 million for expenditures to be made for services incurred on the project, was U.S.$175.1 million as of December 31, 2004. We do not expect the delays or budgetary overruns to otherwise materially affect our liquidity or capital resources.

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

        The minimum contract period under the service agreement with PetroSA began in September 2004 and will last for three years. If PetroSA were to terminate the service agreement early, we would be entitled to a termination fee equal to the balance of the total fees that would have been payable had the service agreement continued for the minimum contract period. Following the expiration of the minimum contract period, the service agreement will continue for a further seven years unless terminated by PetroSA with 12 months' notice. As a consequence, without termination, the contract term is ten years.

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

        Under our service agreement, we are required to provide a crew to maintain and operate the Haewene Brim. We receive a defined day rate of approximately U.S.$155,000 that consists of a facility fee for the provision of the FPSO and associated equipment (indexed to the sterling-U.S. dollar exchange rate) and an indexed operating fee for the operation, maintenance and insurance of the vessel. If a force majeure event were to occur, we would be entitled to receive our full facility fee for the first 30 days of the force majeure event and 90% of our facility fee thereafter. In order to receive the full facility fee, we must ensure that the Haewene Brim achieves a minimum gas reinjection uptime of 85%, unless otherwise agreed with Enterprise Oil/Shell. If our gas reinjection uptime is reduced below this threshold, our facility fee is reduced on a pro rata basis. If our gas reinjection uptime is above 92%, our facility fee is adjusted upward accordingly. The Haewene Brim achieved an average gas reinjection uptime of 85.7% in 2004.

        Enterprise Oil/Shell is obligated to continue to make payments to us under our service agreement until the agreement expires in March 2014. The minimum guaranteed term of the service agreement expired in March 2004, permitting Enterprise Oil/Shell to terminate the agreement at any time upon 12 months' written notice. Enterprise Oil/Shell agreed to invest approximately £86 million (U.S.$166.7 million) to install a water injection unit on board of the Haewene Brim. We managed the project of the development and installation of the water injection unit on a cost plus basis and received a management fee. The water injection module was operational as from October 28, 2004. Enterprise Oil/Shell continued to pay full day rates and has agreed to deliver title to the water injection unit to us for nominal consideration upon completion of the project. We believe that the water injection unit may increase remaining recoverable reserves at the Pierce Field by approximately 100 million barrels and, accordingly, that it is reasonably likely that the production profile of the Pierce Field will extend beyond 2014 (subject to certain factors, including the price of oil and overall production rates) and that Haewene Brim may continue to operate under the service agreement until that time.

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

        Lufeng Development Company began operating the Munin in January 1998 on the Lufeng Field at a water depth of 330 meters pursuant to a service agreement with Statoil. The service agreement was scheduled to expire in February 2004, but has been extended by Statoil until July 7, 2006. During 2003 we received a day rate consisting of a facility fee plus tariff payments linked to the actual volume of oil produced and the price of oil. This day rate averaged approximately U.S.$51,000 in 2003 and was subject to a minimum payment guarantee by two of the parent companies of the original sellers of the Munin. The payment guarantee, which expired in February 2004, has historically insulated our day rate under the service agreement from fluctuations in the price of oil. In order to receive the full facility fee, we were required to ensure that the Munin maintained a minimum average oil production uptime that exceeded 93%, unless otherwise agreed with Statoil. If the oil production uptime fell below this threshold, our facility fee was reduced according to a predetermined schedule. Since it began operating in January 1998, the Munin has maintained oil production uptimes that have exceeded the minimum threshold. In 2003, the Munin achieved an average oil production uptime of 96.1%. While we did not receive an operating fee for operating the Munin, Statoil has reimbursed us for substantially all of our operating expenses, except for limited marine expenses and certain taxes.

        In January 2004, we entered into a new service agreement with Conoco Phillips to deliver, install and operate the Munin on the Xijiang Field in the South China Sea using the FPSO's dynamic positioning system, which will enable us to avoid costs associated with installing a fixed mooring system. As a consequence, we suspended our existing service agreement with Statoil on July 7, 2004 and redeployed the Munin to the Xijiang Oil Field in October 2004 pursuant to the terms of the service agreement with Conoco Phillips. The service agreement with Conoco Phillips has a minimum term of 160 days and a maximum term of 190 days. Under this agreement, we will be required to maintain a crew and operate the Munin. We receive a defined day rate of approximately U.S.$99,750 per day that consists of a facility fee and a fixed operating fee. In June 2004, Bluewater was awarded a contract extension by Statoil (Orient) Inc. for the production of hydrocarbons from the Lufeng Field in the South China Sea. The contract provides for the FPSO Munin to return to the Lufeng Field early in the second quarter of 2005 for a three-year term.

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

        The following table presents certain information regarding the vessels that we have designed and developed, owned and operated since 1985:

FPSO	Weight (dwt)	Mooring System		Location of Operations	Depth (m)	Oil Company
Acqua Blu (1985)	70,000	CALM Wishbone		Mila Field (Italy)	50	Montedison
		Spread Mooring		Gomber Marin Field (Gabon)	20	Amoco
		Spread Mooring		Safueiro Field (Angola)	40	Agip
		CALM Mooring		Talisman Field (Australia)	80	Marathon Petroleum
Lan Shui (1987)	70,000	CALM Mooring		Liuhua Calm Field (China)	300	Amoco
		Spread Mooring		Intan Field (Indonesia)	42	Maxus Energy
Ayer Biru (1990)	45,000	CALM Mooring		Lufeng Field (China)	330	Occidental Eastern
Uisge Gorm (1995)(1)	92,000	Internal Turret	(2)	Fife, Fergus, Flora and Angus Fields (UK)	72	Amerada Hess
Glas Dowr (1997)(1)	105,000	Internal Turret	(2)	Durward and Dauntless Fields (UK)	92	Amerada Hess
				Sable Field	100	PetroSA
Bleo Holm (1999)(1)	105,000	Internal Turret	(2)	Ross, Blake and Blake Flank Fields (UK)	100	Talisman
Aoka Mizu (2000)(3)	105,000	—		—	—	—

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

  •
  Buoy Mooring Systems.    We design three principal types of buoy mooring systems: a turntable buoy, a wishbone buoy and a turret buoy. Our turntable buoy uses a conventional buoy system and is similar to those marketed by our competitors. Our wishbone system uses a wishbone shaped yoke that is suitable for permanent mooring. Our turret buoy is more complex and utilizes a turret that is similar to the turret used in a turret mooring system. We are the only designer of turret buoys in the international market. We have designed and delivered a total of 46 buoy mooring systems worldwide.

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

        We delivered thirteen buoy mooring systems from 2001 to 2004 and are in the process of developing seven additional buoy mooring systems and one tower mooring system for delivery in 2005. We did not deliver any turret mooring systems or tower mooring systems from 2001 to 2004 due to a lack of market demand for those types of systems during the period.

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

Intellectual Property

        We rely on intellectual property protection through the use of confidentiality agreements with our employees and subcontractors, copyright law protection for our design work and internally developed software and selective patent filings. We apply for patents in those territories which we consider to be the most important for a particular new invention. Commonly, this is the Netherlands, the United Kingdom and certain other jurisdictions. Our strategy is to protect our inventions in a manner that provides us with the freedom to operate under these patents in those selected territories by preventing other persons from subsequently filing an overlapping patent that would inhibit us from operating. This strategy will not necessarily afford us freedom to operate in respect of earlier filed or, in some cases invented, patents. Our patents, copyright works and know-how collectively represent a material asset to our business. However, no single patent, copyright work or item of know-how is of material importance to our business when taken as a whole. As of December 31, 2004, we held a number of patents and had made multiple patent applications in respect of different products and processes in selected jurisdictions worldwide. The remaining duration of these patents varies from less than 1 year to

19 years, depending on the date each application was filed and the duration of protection granted by each selected jurisdiction.

        We are currently not a plaintiff in litigation regarding intellectual property rights which we own.

        In 2004, certain of our competitors initiated court proceedings in the district court in The Hague in respect of an alleged infringement of intellectual property rights. The court rejected the claim, and currently the alleged claim is under appeal in the Court of Appeals. With respect to the patents at stake, we have received advice from our patent agent that our product design does not infringe upon any valid claim of the patent. In support of these proceedings we, in consultation with our patent advisors, initiated proceedings to obtain the decision of the Court of Appeals that one of the patents relied upon by these competitors is declared null and void. These proceedings are running in parallel with the European patent application that was the subject of our opposition proceeding.

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

        FPSO operators compete in three market segments: the high specification FPSO segment, the medium specification FPSO segment and the low specification FPSO segment. The high specification FPSO segment consists of FPSOs that are suitable for use in areas, such as the North Sea, where harsh weather conditions and strict regulatory standards predominate. The medium specification FPSO segment consists of (less advanced) FPSOs that are suitable for use in areas, such as Brazil, Australia and deepwater West Africa, that are characterized by less demanding environments. The low specification FPSO segment consists of FPSOs that are suitable for areas, such as West Africa and certain parts of Asia, where conditions are mild. We believe that there is an increasing trend in the offshore oil industry to use high specification FPSOs due to the implementation of more stringent environmental standards and an increase in production at deepwater fields. We believe that this trend will result in the convergence of these market segments towards the development of high specification FPSOs in the future.

        We have focused our FPSO operations on the high specification segment of the FPSO market. Our principal competitors in this market are SBM, Petroleum Geoservices, Maersk, Modec and Saipem. Most service agreements are obtained through a competitive bidding process. Important factors in awarding service agreements include equipment availability, service quality, technological capacity, performance, reputation (particularly with respect to safety and performance), customer relations, long-standing relationships, experience of personnel and price. We believe that our reputation of being a reliable operator of FPSOs, combined with our strong safety record in our North Sea operations, our experienced management and engineering teams and our relationships with industry participants have enabled us to be a strong competitor.

        The SPM market is highly specialized and competitive, but dominated by a smaller number of companies than the FPSO market. We believe that technology is an important factor in competing in this market. We have a strong position in this market and are among the four market leaders in technology. Our principal competitors are SBM, Sofec and APL.

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

  •
  South China Sea.    The operations of the Munin are subject to regulation by a number of regulatory bodies in the Peoples Republic of China. Conoco Philips, as the operator of the field on which the Munin operates and Statoil when the Munin returns to the Lufeng field, will be primarily responsible for ensuring compliance with the relevant approval, licensing and certification requirements of these bodies. Accordingly, it has not been necessary for us to implement a regulatory compliance plan for the Munin.

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

        Depending on competitive conditions and other factors, we seek to obtain indemnity agreements from our customers which require them to hold us harmless in the event of loss of production, reservoir damage or liability for pollution that originates below the surface of the water. We generally rely on these indemnities to protect us from risks which are uninsurable or insurable only at rates which we believe are uneconomical. When obtained, these contractual indemnifications may include cross-indemnification provisions, and the obligations thereunder may not be supported in all cases by adequate insurance maintained by the customer or required to be maintained by us. We have agreed to indemnify each of Amerada Hess and Talisman in the case of the Uisge Gorm and the Bleo Holm, respectively, and Statoil and Conoco Phillips in the case of the Munin, subject to amount limitations in the respective service agreements, in respect of pollution emanating from our FPSOs and certain other equipment which we have supplied. Each of Amerada Hess, Talisman and Statoil has agreed to indemnify us with respect to the foregoing in excess of those amount limitations and in respect of pollution emanating from the field, reservoir or wells (in the case of the Munin, subject to certain exceptions). Under our service agreements with PetroSA and Conoco Phillips, we have agreed to indemnify PetroSA and Conoco Phillips, respectively, subject to amount limitations, in respect of pollution emanating from our FPSO, shuttle tankers and certain subsea and other equipment, and PetroSA and Conoco Phillips have each agreed to indemnify us with respect to the foregoing in excess of those amount limitations (subject to an exclusion in the event our insurer denies coverage) and in respect of pollution emanating from wells and certain subsea and other equipment. In the case of the Haewene Brim, we have agreed to indemnify Enterprise Oil/Shell in respect of certain pollution emanating from our FPSO (unrelated to oil from the field) and certain other equipment we have supplied, and Enterprise Oil/Shell has agreed to indemnify us for pollution relating to oil from the field. These indemnity arrangements may not protect us in all circumstances.

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

  •
  Credit Facility.    We have granted the lenders under our credit facility customary forms of security interests over the Uisge Gorm, the Glas Dowr, the Bleo Holm, the Haewene Brim, the Munin and the companies that own and operate them. These security interests include mortgages, share pledges, assignments of income and assignments of insurance proceeds. However, the lenders under the credit facility have executed quiet enjoyment letters in favor of our clients that limit their ability to interfere with the vessels' operations. See "Item 5: Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources".

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

        Our FPSO business earns revenues from the design, development and operation of FPSOs pursuant to medium- and long-term service agreements with oil companies. We treat our service agreements as "operating leases" under U.S. GAAP and present them as such in our consolidated financial statements. Under these agreements, we generally are paid a defined day rate consisting of a fixed facility fee that covers the rental of the FPSO and associated equipment and an indexed operating fee that covers the cost of operating, maintaining and insuring the vessel. We may also receive additional tariff payments based on oil or water production or gas lift volumes (or a combination of those volumes), bonus payments that relate to the prevailing price of oil and certain other fees. Our FPSO fleet currently consists of five high specification FPSOs (the Uisge Gorm, the Bleo Holm, the Glas Dowr, the Haewene Brim and the Munin) that we have contracted to oil companies under service agreements and one FPSO hull (the Aoka Mizu) that we are marketing worldwide. In 2002, 2003 and 2004, our FPSO business generated 83.4%, 87.3% and 84.6% of our revenues, respectively, 134.9%, 115.4% and 96.4% of our net income, respectively, and 113.1%, 102.6% and 100.6% of our EBITDA, respectively.

        Our SPM business earns revenues from the design, development, project management and delivery of SPM systems under our SPM delivery contracts. We have developed a number of different types of SPM systems for oil companies and contractors around the world, resulting in the delivery of eight SPM systems since 1999 and more than 50 SPM systems since our founding. Because SPM systems are integral to the operation of FPSOs in harsh environments, and because they form an important link in the oil production chain, we believe that it is important to preserve our core SPM capabilities for use in connection with future FPSO projects. In 2002, 2003 and 2004, our SPM business generated 16.6%, 12.7% and 15.4% of our revenues, respectively, (34.9%), (15.4%) and 3.6% of our net income, respectively, and (13.1%), (2.6%) and (0.6%) of our EBITDA, respectively.

        While we manage FPSO and SPM projects from the initial design and engineering phase to final installation, we do not engage in the fabrication of FPSOs or SPM systems. Rather, we outsource these requirements to qualified subcontractors. In 2002, 2003 and 2004, we had revenues of U.S.$262.8 million, U.S.$295.8 million and U.S.$437.7 million, respectively, operating income of U.S.$57.8 million, U.S.$42.3 million and U.S.$44.6 million, respectively, net income of U.S.$37.4 million, U.S.$12.6 million and U.S.$6.4 million, respectively, and EBITDA of U.S.$111.8 million, U.S.$104.2 million and U.S.$117.6 million, respectively.

Operating Uptimes

        We derive a substantial proportion of our total revenues from the payments that we receive from oil companies under our FPSO service agreements. The majority of these payments consist of defined day rates (consisting of a fixed facility fee and an indexed operating fee) and tariff payments (based on oil or water production or gas lift volumes or a combination of those volumes) whose economic terms are established prior to the commencement of operations under the service agreement. These day rates and tariff payments contributed U.S.$214.3 million and U.S.$30.5 million, respectively, to our total revenues of U.S.$437.7 million in 2004. We believe that the most significant factor affecting the amount of these payments during a given contract period is the level of operating uptimes that our FPSOs maintain. Our service agreements currently require our FPSOs to maintain minimum operating uptimes that exceed certain thresholds. Depending on the particular service agreement, our facility fee or our operating fee may be adjusted to the extent that the relevant uptime exceeds or falls below the applicable threshold, and our tariff payments may be affected by consequential changes in oil or water production or gas lift volumes. While our FPSOs generally have maintained high operating uptimes in the past and, as a result, generally have not suffered from a decrease in revenues associated with operational downtime, we received reduced day rates for a period of 24 non-consecutive days during the first seven months of 2003 under our service agreement for the Bleo Holm as a result of downtime associated with repair and modification work that we were required to undertake due to blockages as a result of the formation of calcium naphanate in the vessel's topsides. We are currently in discussions with the contract counterparty to the Bleo Holm service agreement regarding responsibility for the calcium naphanate and associated and believe that we will be reimbursed for part of the defined day rate and the costs of repairs and modifications during the period. See "Item 4: Information on the Company—(B) Business Overview—FPSO Business—FPSO Fleet and FPSO Hull".

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

Interest Expense

        Our financial income and expense is primarily affected by our interest expense, which principally includes interest paid or accrued in respect of our credit facility, our 10 1/4% Senior Notes due 2012 and the subordinated Marenco loans and amortization charges relating to debt arrangement fees. In the past, our interest expense has included interest incurred on a U.S.$3.6 million unsubordinated loan from Marenco, which was repaid during 2002. Our interest expense does not include interest on financial debt relating to the construction or modification of FPSOs, which is capitalized and added to the historical cost of the FPSO to which it relates. Cash interest paid is defined as interest expense, plus capitalized interest, less accrued interest on the subordinated and unsubordinated Marenco loans and less amortization of debt arrangement fees. Our interest expense has increased since 2001 due to an increase in the amount of our outstanding indebtedness (which resulted from the incurrence of approximately U.S.$285.9 million of additional indebtedness in connection with our acquisitions of the Haewene Brim, the Munin and their related operating companies) and an increase in the weighted average interest rate payable in respect of our indebtedness (which resulted from the issuance of our 10 1/4% Senior Notes due 2012 at a relatively higher interest rate and from an increase in amortization of debt arrangement fees). This increase does not include our capitalized interest expense, which, in 2004, related to modifications to the Munin and amounted to U.S.$0.4 million.

        To reduce the interest expense relating to our 10 1/4% Senior Notes due 2012, we entered into a fixed-to-floating interest rate swap transaction, with effect from April 25, 2003, that enabled us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. On May 27, 2003, we cancelled the swap transaction. Under the swap, prior to the cancellation, we received interest payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin over LIBOR. We received U.S.$7.6 million on May 30, 2003, which represented our net gain from the cancellation of the swap transaction. We deferred U.S.$6.7 million of this gain, which will be credited to income over the remaining term of the 10 1/4% Senior Notes due 2012, and used the payment to repay outstanding indebtedness under our credit facility. As of July 17, 2003, we entered into a new fixed-to-floating interest rate swap transaction, with terms identical to those of the previous swap transaction, that enables us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, we receive payments that are calculated at a fixed rate of 10 1/4% and make interest payments that are calculated at a floating rate that is equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%.

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

        Under our SPM delivery contracts, we receive milestone payments from our customers for the design, engineering and management services that we provide during the progress of our SPM projects. We recognize revenues from the development of SPM systems and auxiliary equipment based on the percentage of completion method of accounting as the project is performed. Changes in project conditions are recognized in the period in which the revisions are determined. Our management identifies and estimates losses relating to uncompleted contracts and makes necessary provisions, if any, in the period in which the losses are determined. Differences between the actual and estimated development of our work in progress could materially impact the results of operations. A change in the percentage of completion would not have had a significant impact on our revenues in 2004 or in prior years.

        We recognize revenues from the installation and mobilization of FPSOs and SPM systems and from the provision of other services when the installation, mobilization or provision of services has been accepted by the customer and the collection of the receivable relating to the work is probable.

Income Taxes Payable

        Our income tax charges are based on the tax regimes that are applicable to our group companies in the countries in which they are legally seated. We have historically benefited from low income taxes. While we believe that we will continue to benefit from a low level of income taxes in future years, as a result of the large amount of goodwill and deductible interest reported by certain members of our group for Dutch tax purposes, we received a draft tax audit report from the Dutch tax authorities in May 2002. The draft tax audit report included certain proposed factual findings relating to the issue of whether our non-Dutch companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not represent a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft audit report, the Dutch tax authorities assessed, in June 2002, additional taxes with respect to a Dutch group member for its 1998 and 1999 tax years and assessed, in November 2002,

July 2003 and August 2003, additional taxes with respect to certain non-Dutch group members for their 1997, 1998, 1999 and 2000 tax years. The total amount of these assessments, including interest to the date of assessment, was €135.4 million (U.S.$184.9 million) as of December 31, 2003.

        We have held discussions and corresponded with the Dutch tax authorities regarding their tax assessments. We believe that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities' position is based are incomplete and incorrect, and that, in particular, the assessment of such additional taxes as discussed above is contrary to certain favorable tax rulings which we have received from them. Accordingly, in July 2003, we filed with the Dutch tax authorities a response to their draft audit report and a transfer pricing report supporting our response and these discussions.

        In May and June 2004, we received from the Dutch tax authorities a number of revised assessments stating that for the majority of the companies within the Bluewater Group no taxes are required to be paid. These revised assessments thereby reduced the total amount of the outstanding assessments of the Bluewater Group from €135.4 million (U.S.$184.9 million), as of December 31, 2003, to €29.0 million (U.S.$40.0 million), as of December 31, 2004. We believe, however, that any assessment of additional taxes is incorrect, and that it is likely that we will prevail on the merits in any final determination of the assessments. We intend to continue to contest the imposition of any additional taxes and, if necessary, to seek administrative and judicial review of the assessments. Administrative and judicial review of the assessments in the Netherlands would likely take several years. We intend to withhold payment of such taxes pending final resolution of the issue. Although there can be no assurance that the relevant issues will ultimately be resolved in our favor, we believe that it is not likely that additional Dutch income taxes will be payable for the 1997, 1998, 1999 and 2000 tax years and accordingly, we did not accrue for the aforementioned tax assessments in our audited financial statements included herewith.

Deferred Income Taxes

        Deferred income taxes are temporary differences between the tax bases of assets or liabilities and their reported amounts in our consolidated financial statements. Future tax benefits attributable to these differences are recognized to the extent that realization of the benefits is more likely than not. We recorded deferred income tax assets of U.S.$25.9 million in 2002, U.S.$0.9 million in 2003 and US$0.6 million in 2004 relating primarily to the amortization of goodwill and the deduction of interest on intercompany loans for income tax purposes. This goodwill and deductible interest is associated with our internal restructuring, and we are currently in discussions with the Dutch tax authorities concerning our ability to take advantage of the tax savings associated with it. See "—Income Taxes Payable". The decrease in deferred tax assets during 2003 resulted from a change in the period over which goodwill associated with the restructuring is amortized, from 10 years to 15 years, which brings the amortization period in line with the FPSO depreciation period. This change led to a decrease in the amount of amortization charges recorded for income tax purposes. The decrease in deferred tax assets during 2004 resulted from a change in the statutory tax rate in the Netherlands from 34.5% to 30.0%, which accordingly reduced the amount of tax credit available to offset against losses.

        In connection with the draft tax audit report, we are also in discussions with the Dutch tax authorities concerning our internal restructuring. In the course of our discussions, the Dutch tax authorities have confirmed to us that they will not seek to tax any capital gain that may be associated with the sale of the relevant economic interests in connection with our internal restructuring, but instead will focus their analysis only on the amount of goodwill and deductible interest related to our internal restructuring and the percentage of goodwill and deductible interest from our internal restructuring that should ultimately be attributed to our non-Dutch activities. The outcome of such discussions could limit our ability to take advantage of future tax savings associated with our internal restructuring by limiting the amount of goodwill that we may amortize and the amount of interest that we may deduct for tax purposes in future periods. However, based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, we estimate that it is currently probable that we will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$768.0 million of interest bearing inter-company debt in connection with our internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes. Notwithstanding our current estimates, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on our actual tax position, because such definitive quantification depends on a number of possible future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in any possible future challenge to our internal restructuring, as well as the outcome of any relevant proceedings. In addition, in December 2001, U.S.$379.5 million of the inter-company indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that we may take advantage of in subsequent periods. While we believe that it is probable that we will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions or any proceedings relating thereto will have a material adverse effect on our financial position, there can be no assurance in this regard and we could lose some or all of the future anticipated tax savings associated with our internal restructuring.

        We have recorded a deferred tax asset based on our estimate of the probable result of these discussions. The carrying value of our net deferred tax assets assumes a positive outcome of our discussions with the Dutch tax authorities and that we will be able to generate sufficient future taxable income in certain tax jurisdictions to take advantage of the benefits associated therewith. We believe that it is more likely than not that this deferred tax asset will be realized. However, if this assessment is incorrect, we may be required to record full or partial valuation allowances against our deferred tax assets resulting in the inclusion of additional income tax expense in our consolidated financial statements. We evaluate the realizability of the deferred tax assets and assess the need for a valuation allowance on a quarterly basis. We did not record a valuation allowance in 2002, 2003 and 2004.

Tax Lease Benefits Liability

        Our tax lease benefits liability relates to UK tax leasing transactions that we entered into from 1994 to 1999 with respect to the Uisge Gorm, the Glas Dowr and the topsides of Bleo Holm and a tax lease that we signed in April 2003 for the topsides of the Haewene Brim. These arrangements allow the lessor to claim tax depreciation in respect of its expenditure to acquire the vessel or the equipment, which is passed on to, or shared with, us in the form of reduced rentals. Our rental payment obligations were calculated by reference to a number of tax and financial assumptions made at the time the leases were entered into. Payment arrangements at the inception of the lease transactions were structured, and security has been provided, such that, subject to the adjustments described under "Item 10: Additional Information—(C) Material Contracts—Tax Lease Arrangements", we do not have any current rental payment obligations with respect to the Uisge Gorm, the Glas Dowr, the topsides of the Bleo Holm or the topsides of the Haewene Brim. Our tax lease benefits liability represents the amount that we would be required to pay the lessor in the event of a voluntary termination. In the event of an involuntary termination or an adverse tax change under our tax lease arrangements (whether prospective or retrospective), the tax lease benefits liability presented in our balance sheets may be required to be repaid to the lessor at an amount greater than the carrying value of the liability, which could have a material adverse effect on our financial condition and results of operations. The tax lease benefits liability arises from the tax lease structures of the FPSO Uisge Gorm, the FPSO Glas Dowr, the process facilities on board the FPSO Bleo Holm and the process facilities on board the FPSO Haewene Brim and represents the amount that would need to be repaid to the lessor in the event of a voluntary termination of the prepaid leases. The liability declines over time as the tax benefits are realized by the lessor. Periodically, the Company assesses the likelihood of repayment of the voluntary early termination liability. As long as there is more than a remote possibility of early termination, the liability is recorded and is released to other operating income as the liability decreases over the lease term. Receipts from/payments to the lessor as a result of changes in underlying variables such as market interest rates and corporate income tax are accounted for in the income statement as other operating income/expense.

Tangible Fixed Assets and Depreciation

        Our FPSOs account for approximately 71% of our total assets, are our primary sources of revenues and, accordingly, represent our most material fixed assets. We account for the value of these assets at their construction or acquisition cost and depreciate them on a straight-line basis over an estimated useful life of 15 years. An increase or decrease in the actual useful lives of our FPSOs over their estimated useful lives could result in significantly higher or lower annual depreciation expenses, which could have a material effect on our results of operations and shareholder's equity. In addition, our ability to recover the book value of our FPSOs depends, to a large extent, on our ability to enter into profitable service agreements for the vessels. If we are unable to secure profitable service agreements or if other circumstances arise indicating that the carrying amount an FPSO may not be recoverable, we may be required to record an impairment loss, which could similarly affect our results of operations and shareholder's equity. No circumstances arose in 2002, 2003 or 2004 that indicated that our FPSOs could be impaired and, therefore, we did not record any impairment losses relating to our fleet. An extension of the useful lives of our FPSOs by one year would have resulted in a decrease in depreciation charges of approximately U.S.$5.2 million for 2004.

Accounts Receivable

        Accounts receivables are stated at face value less an allowance for possible uncollectible accounts. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. Because our accounts receivables are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of these customers could have a material adverse effect on the collectability of our accounts receivables and our results of operations. In 2004, we recorded a provision relating to credit losses of U.S.$0.5 million, compared to U.S.$0.8 million in 2003.

New Accounting Policies

FIN 46

        In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of APB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The FASB has amended FIN 46, now known as FIN 46 Revised December 2003 ("FIN 46R"). The requirements of FIN 46 or FIN 46R are effective to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003. Adopting FIN 46 and FIN 46R did not have a material impact on our consolidated financial statements.

SFAS 151

        In November 2004, the FASB issued Statement No. 151 ("SFAS 151"), "Inventory costs, an amendment of ARB No. 43, Chapter 4". SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense and waste and prohibits such costs from being capitalized in inventory. In addition, SFAS 151 requires that allocation of fixed production overheads to the inventory cost be based on the normal capacity of the production facilities. In accordance with the early adoption provisions of the statement, we will adopt SFAS 151 as of 2005. We do not anticipate that the adoption of SFAS 151 will have a material impact on our consolidated financial statements.

SFAS 153

        In December 2004, the FASB issued Statement No. 153 ("SFAS 153"), "Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29". SFAS 153 eliminates the exception in Opinion No. 29 for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that lack commercial substance. The statement will become effective in 2006 but we do not anticipate that the adoption of SFAS 153 will have a material impact on our consolidated financial statements.

SFAS 123

        In December 2004, the FASB issued SFAS No. 123 (revised 2004) ("SFAS 123"), concerning Share-Based Payment. SFAS 123 is a revision of Statement No. 123, "Accounting for Stock-Based Compensation", which was adopted by us in 2003. SFAS 123 supersedes APB Opinion No. 25, that allowed the use of the intrinsic value for measuring stock-based compensation expenses for stock issued to employees. SFAS 123 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123 contains certain changes compared with the original pronouncement. The provisions of this statements are effective for financial statements issued for fiscal years beginning after Jun 15, 2005. We do not anticipate that the adoption of SFAS 123 will have a material impact on our consolidated financial statements since the company currently does not have any stock-based compensation subject to SFAS 123.

Results of Operations

	For year ended December 31,			Change
	2002	2003	2004	2002–2003	2003–2004
	(in U.S.$ thousands)			(%)
Revenues
FPSO business	219,093	258,182	370,241	17.8	43.4
SPM business	43,706	37,598	67,424	(14.0)	79.3

Total	262,799	295,780	437,665	12.5	48.0
Operating expenses
Operations expenses:
FPSO business	90,147	147,034	247,409	63.1	68.3
SPM business	55,162	38,721	66,664	(29.8)	72.2

Total	145,309	185,755	314,073	27.8	69.1
Selling, general and administrative expenses	9,736	9,800	9,754	0.7	(0.5)
Other operating income	(4,046)	(4,014)	(3,738)	(0.8)	(6.9)
Depreciation of tangible fixed assets and amortization of intangible assets	54,038	61,976	72,995	14.7	17.8

Total operating expenses	205,037	253,517	393,084	23.6	55.1
Operating income
FPSO business	73,476	45,307	45,339	(38.3)	0.1
SPM business	(15,714)	(3,044)	(758)	(80.6)	(75.1)

Total	57,762	42,263	44,581	(26.8)	5.5
Financial income and expense
Interest income	3,447	3,530	3,355	2.4	(5.0)
Interest expense	(48,898)	(45,120)	(44,940)	(7.7)	(0.4)
Currency exchange results	1,452	10,841	2,924	646.6	(73.0)

Total	(43,999)	(30,749)	(38,661)	(30.1)	25.7
Income before taxes	13,763	11,514	5,920	(16.3)	(48.6)
Income taxes	(23,615)	(1,063)	(469)	(95.5)	(55.9)
Net income	37,378	12,577	6,389	(66.4)	(49.2)
EBITDA(1):
FPSO business	126,470	106,960	118,279	(15.4)	10.6
SPM business	(14,670)	(2,721)	(703)	(81.5)	(74.2)

Total	111,800	104,239	117,576	(6.8)	12.8

Note:

(1)
A reconciliation of EBITDA to net income and net cash provided by operating activities is included under "Item 3: Key Information—(A) Selected Consolidated Financial Data—Notes".

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Revenues

        Revenues were U.S.$437.7 million in 2004, up 48.0% from U.S.$295.8 million in 2003. Revenues from our FPSO business were U.S.$370.2 million in 2004, up 43.4% from U.S.$258.2 million in 2003. Revenues from our SPM business were U.S.$67.4 million in 2004, up 79.3% from U.S.$37.6 million in 2003.

        Revenues from our FPSO business increased by U.S.$112.0 million in 2004. Of this increase, U.S.$90.3 million was attributable to the reimbursement of expenses incurred in connection with the installation of a new water injection facility on the Haewene Brim (in 2004, we were reimbursed U.S.$106.4 million, compared to U.S.$16.1 million during 2003). U.S.$24.8 million of this increase was attributable to an increase in payments received under our service agreement with PetroSA for the Glas Dowr, which commenced production on August 7, 2003. The Glas Dowr was operational during the entire twelve months of 2004. During 2003, it was operating for only five months and mainly received income from the reimbursable expenses incurred in connection with the installation of subsea equipment on the Sable Field. In 2004, revenues from the Munin decreased by U.S.$1.5 million compared with 2003. This decrease was due to the fact that the vessel was taken out of operation for two and a half months for repair and lifetime extension work performed in connection with the redeployment of the Munin to the Xijiang Field and Lufeng reconnection. In addition, revenues generated by the Haewene Brim decreased by U.S.$1.6 million in 2004, compared with 2003, due to lower incentive income as a result of the installation of a new water injection facility on the Haewene Brim.

        Revenues from our SPM business increased by U.S.$29.8 million in 2004. Of this increase, U.S.$9.9 million was attributable to the reimbursement of expenses incurred in relation to work performed in connection with the redeployment of the Munin to the Xijiang Field. The increase in revenues was also attributable to a higher level of SPM activities in 2004, compared to 2003. The higher level of SPM activities was due to SPM delivery contracts for the development of buoy mooring systems during 2003 which were awarded late in the year and which mainly generated revenues during 2004. In 2004 we were awarded four new buoy projects and we sold a stock buoy. We do not expect payments under the contracts to have a material effect on our results of operations in the future.

Operations Expenses

        Operations expenses were U.S.$314.0 million in 2004, up 69.1% from U.S.$185.8 million in 2003. In our FPSO business, our operations expenses were U.S.$247.4 million in 2004, up 68.3% from U.S.$147.0 million in 2003. In our SPM business, operations expenses amounted to U.S.$66.7 million in 2004, up 72.2% from U.S.$38.7 million in 2003.

        The U.S.$100.4 million increase in the operations expenses of our FPSO business during 2004 was primarily attributable to the recognition of U.S.$90.3 million in reimbursable expenses relating to the installation of a new water injection facility on the Haewene Brim as described above under "—Revenues". U.S.$10.1 million of this increase relates to higher operations expenses for the Glas Dowr and lower operations expenses on the Munin for the reasons described under "Revenues".

        Operations expenses of our SPM business increased by U.S.$28.0 million during 2004. Operations expenses increased by U.S.$9.9 million due to reimbursable expenses incurred in relation to work performed in connection with the redeployment of the Munin to the Xijiang Field. Of this increase, U.S.$18.1 million was attributable to a higher level of SPM activities in 2004, compared with 2003.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses amounted to U.S.$9.8 million both in 2003 and 2004.

Depreciation of Tangible Fixed Assets

        Charges for depreciation of tangible fixed assets amounted to U.S.$73.0 million in 2004, up 17.8% from U.S.$62.0 million in 2003. The increase of U.S.$11.0 million in the amount of these charges resulted from U.S.$15.9 million in depreciation charges that we recorded in respect of the Glas Dowr following the commencement of production at the Sable Field as of August 7, 2003. This increase was partly offset by (i) a reduction of U.S.$3.2 million in depreciation charges relating to the Haewene Brim in connection with the installation of a new water injection facility (depreciation was temporarily suspended during the period the vessel was of location); (ii) a reduction of U.S.$1.6 million in depreciation charges relating to repair and lifetime extension work performed on the Munin in connection with its redeployment to the Xijiang Field and Lufeng reconnection; (iii) a reduction of U.S.$0.1 million in depreciation charges relating to the sale of a leased buoy on June 19, 2003; and (iv) reduced depreciation charges in relation to certain office equipment.

Operating Ex1.6 epnses

        Due to the foregoing factors, total operating expenses were U.S.$393.1 million in 2004, up 55.1% from U.S.$253.5 million in 2003.

Operating Income

        Due to the foregoing factors, operating income amounted to U.S.$44.6 million in 2004, up 5.5% from U.S.$42.3 million in 2003. Our operating margin decreased to 10.2% of our revenues in 2004, compared to 14.3% of our revenues in 2003.

Financial Income and Expense

        Net financial expense amounted to U.S.$38.7 million in 2004, up 25.7% from U.S.$30.7 million in 2003.

        Our interest expense decreased from U.S.$45.1 million in 2003 to U.S.$44.9 million in 2004. In 2003 we capitalized U.S.$6.1 million of interest relating to modifications to the Glas Dowr, while in 2004, we capitalized U.S.$0.4 million of interest relating to the repair and lifetime extension work of the Munin to the Xijiang Field and Lufeng reconnection. Our total debt decreased from U.S.$587.5 million in 2003 to U.S.$545.3 million in 2004. In 2004, we also benefited from a fixed-to-floating rate swap transaction relating to the interest that is payable on the aggregate principal amount of our 10 1/4% Senior Notes due 2012. See "—Interest Expense". Both of these resulted in a decrease of interest costs of U.S.$5.9 million. The weighted average interest rate payable on our debt increased due to our issuance in April 2003 of an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 at a relatively higher interest rate. In contrast, the issuance of 10 1/4% Senior Notes due 2012 had limited effect on comparable periods, because we have been able to reduce the effective rate of interest payable on our 10 1/4% Senior Notes due 2012 through the use of a fixed-to-floating interest rate swap.

        Interest income was U.S.$3.4 million in 2004, down 5.0% from U.S.$3.5 million in 2003, due to lower prevailing interest rates in 2004. Currency exchange results were a gain of U.S.$2.9 million in 2004, compared with a gain of U.S.$10.8 million in 2003. U.S.$2.8 million of this decrease was attributable to our sterling and euro foreign currency exchange contracts. In 2004, we recognized U.S.$1.6 million of gain on these foreign currency exchange contracts compared to a gain of U.S.$.4.4 million in 2003. In addition, the transfer of £20 million restricted deposits to U.S. dollar restricted deposits resulted in a lower [revaluation profit] in 2004, compared to 2003 and the movement of the U.S. dollar and the Euro exchange rates resulted in a lower exchange gain in 2004, compared to 2003.

Income before Taxes

        Due to the foregoing factors, income before taxes was U.S.$5.9 million in 2004, down 48.6% from U.S.$11.5 million in 2003. As a percentage of revenues, our income before taxes decreased from 3.9% in 2003 to 1.4% in 2004.

Income Taxes and Net Income

        We recorded U.S.$0.6 million of income tax credits in 2004, down 45.5% from U.S.$1.1 million in 2003. These income tax credits consisted of current tax charges of U.S.$1.0 million in 2004, down 37.5% from U.S.$1.6 million in 2003, and deferred tax credits of U.S.$1.5 million in 2004, down 44.4% from U.S.$2.7 million in 2003. The deferred tax credits primarily resulted from the increase of tax loss carry-forwards which resulted from our internal restructuring. The amount of tax credit that we can deduct depends on, among other things, our aggregate losses and the applicable tax rate. Consequently, the decrease of U.S.$1.2 million in the deferred tax credit in 2004 was primarily attributable to a change in the statutory tax rate in the Netherlands from 34.5% to 30.0%, which accordingly reduced the amount of tax credit available to offset against losses. After taking into account income tax credits, net income amounted to U.S.$6.4 million in 2004, down 49.2% from U.S.$12.6 million in 2003.

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

        The following table sets forth selected information concerning our consolidated cash flows during the periods indicated.

	Year ended December 31,
	2002	2003	2004
	(in U.S.$ thousands)
Provided by operations	84,420	73,665	75,877
(Used in) investment activities	(95,105)	(70,012)	(31,465)
Provided by (used in) financing activities	20,018	8,932	(31,777)
Bank debt	(218,257)	(75,626)	(41,750)
10 1/4% Senior Notes due 2012	256,022	75,375	—
Debt arrangement fees	(18,802)	(2,260)	—
Short-term loan to related party	—	—	—
Unsubordinated Marenco loan(1)	(3,587)	—	—
Proceeds from restricted deposits	4,642	4,763	9,973
Proceeds from fixed-to-floating interest rate swap(2)	—	6,680	—

Notes:

(1)
The unsubordinated Marenco loan was fully repaid in 2002.

(2)
Relates primarily to a net gain realized in connection with the unwinding of a fixed-to-floating interest rate swap transaction entered into on April 25, 2003 that was associated with our 10 1/4% Senior Notes due 2012. See "—(A) Factors Affecting Results of Operations—Interest Expense".

Net Cash Flow Provided by Operations

        Net cash flow provided by operations consists of operating income earned from our service agreements and our SPM delivery contracts, adjusted for investments in working capital and non-cash items such as depreciation and amortization. Working capital is defined as our current assets less our current liabilities. Net cash flow provided by operations were U.S.$84.4 million in 2002, U.S.$73.7 million in 2003 and U.S.$75.9 million in 2004. The decrease in net cash flow provided by operations from 2002 to 2003 was primarily attributable to a decrease of operating results which was partially offset by a reduction of working capital. The changes in working capital include movements in work in process, billings in excess of cost and unrealized income, other receivables, other liabilities and accrued expenses, accounts payable and prepaid expenses. The increase in net cash flow provided by operations from 2003 to 2004 was U.S.$2.2 million. The changes in working capital include movements in work in process, billings in excess of cost and unrealized income, other receivables, other liabilities and accrued expenses, accounts payable and prepaid expenses. Work in process increased from U.S.$8.1 million to U.S.$13.8 million because the level of our SPM business activities was lower in 2003 compared to 2004. Billings in excess of cost increased from U.S.$4.3 million to U.S.$8.5 million because during 2004 there were more SPM projects for which advance billings were sent. Other receivables increased by U.S.$1.1 million primarily because of a higher amount in chargables to the client in relation to variation orders not yet approved. Other liabilities and accrued expenses increased by U.S.$12.6 million, primarily because of the increase in the number of SPMs we recorded a higher accrual for expenses. Accounts payable increased by U.S.$1.5 million mainly because of increased project expenses relating to the water injection unit project of the Haewene Brim. In 2004, prepaid expenses increased by U.S.$2.1 million, primarily due to the higher level of advance payments, as compared to 2003, in connection with general office expenditures.

Net Cash Flow (Used in) Investment Activities

        Net cash flow (used in) investment activities depends primarily on the amount of capital expenditures that we make in connection with the construction, modification or acquisition of FPSOs. Net cash flows (used in) investment activities totaled U.S.$(95.1) million in 2002, U.S.$(70.0) million in 2003 and U.S.$(31.5) million in 2004. The net cash outflow in 2002 and 2003 resulted primarily from modifications that we made to the Glas Dowr to prepare it for operation on the Sable Field. In 2004, cash flow used in investment activities related to modifications that we made to the Munin to prepare it for redeployment on the Xijiang field and an investment in the issued share capital of Emerald Energy Resources Ltd. The cost of the Munin modifications have been capitalized and added to the historic cost of the vessel.

Net Cash Flow Provided by (Used in) Financing Activities

        Net cash flow provided by (used in) financing activities are primarily driven by our borrowing activities. Net cash flow amounted to U.S.$20.0 million in 2002, U.S.$8.9 million in 2003 and U.S.$(31.8) million in 2004. Our net indebtedness typically increases while we are modifying, developing or acquiring an FPSO, while our net indebtedness tends to decrease if we are not engaged in those activities. In 2002, the net cash flow provided by financing activities resulted primarily from expenditures relating to the refinancing of our former credit facility and certain other indebtedness and from the issuance of our outstanding 10 1/4% Senior Notes due 2012. In connection with these financings, we incurred approximately U.S.$18.8 million in debt arrangement and professional fees. These fees have been capitalized and will be charged to financial expenses over the term of the indebtedness in respect of which they were incurred. In 2003, the net cash flow provided by financing activities resulted primarily from expenditures relating to the refinancing of our former credit facility and certain other indebtedness and from the issuance of an additional U.S.$75.0 million outstanding 10 1/4% Senior Notes due 2012. In 2004, the net cash used in financing activities was primarily applied to repay part of the revolving credit facility.

Financing Arrangements

        As of December 31, 2004, we did not have any short-term bank debt under working capital facilities or our credit facility. We had total long-term bank debt of U.S.$207.4 million outstanding under our credit facility and cash of U.S.$42.0 million. We also had U.S.$335.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 outstanding and U.S.$142.1 million of indebtedness outstanding under the subordinated Marenco loan.

Credit Facility

        Our credit facility is a U.S.$600.0 million revolving credit facility that we signed in January 2002 with an international syndicate of banks led by Barclays Capital, Fortis Bank and ING Bank. The facility has a tenor of eight years and may be used to finance the development of new FPSOs and for general corporate purposes. Its structure includes a borrowing base, calculated according to the present value of cash flows we earn or expect to earn under our FPSO service agreements and a proportion of the residual value of our assets. The facility may be drawn upon at any time up to the lower of the current amount of the facility limit and the borrowing base. The facility limit, which was U.S.$400.0 million as of December 31, 2004, reduces by U.S.$20.0 million per quarter and is scheduled to reach zero in December 2009. Interest is payable at a rate that is equal to a margin over LIBOR. The margin, which is currently 1.400%, varies from 1.300% to 1.700% depending on certain factors. As of December 31, 2004, the applicable interest rate was 3.80%. A description of the principal terms of the credit facility, including restrictions on the incurrence of indebtedness and other financial covenants, is included under "Item 10: Additional Information—(C) Material Contracts—Credit Facility".

        The following table presents certain information regarding the expected availability of funding under our credit facility in its current form during the periods indicated.

	Year ending December 31,
	2004	2005	2006	2007	2008	2009
	(in U.S.$ millions)
Facility limit	400	320	240	160	80	0
Borrowing base(1)	391	334	291	274	253	224

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

  •
  Subordinated Marenco Loan.    We have borrowings outstanding under a loan from Marenco Investments Limited, our affiliate, that is fully subordinated to both our credit facility and the guarantees of our 10 1/4% Senior Notes due 2012. As of December 31, 2004, the total amount of this loan (including accrued interest) was U.S.$142.1 million. Interest is payable at a rate of 7.0% per annum; however, cash interest payments on the loan can be made only in accordance with the provisions of our credit facility and the restricted payment provisions of the indenture for our 10 1/4% Senior Notes due 2012. In 2004, we accrued approximately U.S.$7.4 million, and we repaid U.S.$2.0 million of interest on the loan. A description of the principal terms of the Subordinated Marenco Loan, including limitations on interest payments, is included under "Item 10: Additional Information—(C) Material Contracts—Subordinated Marenco Loan".

  •
  Guarantee Facilities.    We are party to a U.S.$10.0 million guarantee facility with Lloyds TSB, a U.S.$20.0 million performance guarantee facility with ING Bank and a €15.0 million (U.S.$20.5 million) performance guarantee facility with Nationale Borg. The facilities enable us to give bank guarantees to our suppliers. As of December 31, 2004, we had U.S.$17.6 million of obligations guaranteed under these facilities.

Capital Expenditures

        From time to time, we are required to make capital expenditures in respect of our FPSOs and our SPM development projects. During 2002 and 2003, our capital expenditures related primarily to the modifications that we made to the Glas Dowr in connection with its redeployment to the Sable Field off the coast of South Africa. Due to an unanticipated increase in the scope and complexity of the vessel modifications, labor unrest and difficulties with project management on the part of the construction yard where the work was performed, the project experienced delays and cost overruns. The delay in the achievement of first oil and additional work on the gas compression facilities, along with increased insurance costs, resulted in an upward revision in our costs estimates. As of December 31, 2004, our estimate of the costs of the vessel modifications and subsea work, excluding exchange rate differences and financing costs, was approximately U.S.$195.7 million. Of this amount, U.S.$50.4 million is reimbursable by PetroSA. As of December 31, 2004, we had expended approximately U.S.$150.7 million on the vessel modifications and approximately U.S.$39.2 million on developing the subsea infrastructure, and we have received approximately U.S.$39.2 million in milestone payments from PetroSA for the completion of the subsea work. Based upon our estimates, we believe that we had approximately U.S.$5.8 million in remaining commitments for expenditures, excluding exchange rate differences and financing costs, relating to the project as of that date. We expect to fund U.S.$11.2 million of the expenditures with milestone payments that we will receive from PetroSA for remaining subsea work and to fund the remaining expenditures with borrowings under our credit facility. In addition to the cost of vessel modifications and subsea work, U.S.$9.7 million has been capitalized for financing costs, U.S.$11.0 million for operational support prior to production, and U.S.$3.0 million for exchange rate losses resulting from the difference between the project exchange rate and actual exchange rates. In addition to the above-mentioned capital expenditures, we expect to spend approximately U.S.$6.1 million on offshore commissioning and completion work. The total capitalized cost for the project, including an accrual of U.S.$7.7 million for expenditures to be made for services incurred on the project, was U.S.$175.1 million as of December 31, 2004. We do not expect the delays or budgetary overruns to otherwise materially affect our liquidity or capital resources.

        Our future capital expenditures will depend primarily on the projects that we undertake.

(C)  Research and Development

        We have focused our research and development activities on technology that is integral to our FPSO and SPM businesses. We have an in-house design and engineering team consisting of engineers trained in a number of disciplines. We also access new sources of information or technology by entering into strategic alliances with equipment manufacturers, oil and gas companies, universities or by participating in joint industry programs. While the market for our products and services is subject to continual technological changes, development cycles from initial conception through introduction can extend over several years. Our efforts have resulted in the development of a number of inventions, new processes and techniques, many of which have been incorporated as improvements to our product lines. Our research and development activity has led to a number of patents or patent applications, principally in the area of SPM systems. See "Item 4: Information on the Company—(B) Business Overview—Intellectual Property". During 2002, 2003, and 2004, our research and development expenditures were U.S.$0.4 million, U.S.$0.5 million, and U.S.$0.5 million, respectively. We expect to expend a similar amount on research and development in future periods.

(D)  Off-balance Sheet Arrangements

        We are not a party to any material off-balance sheet financial arrangements.

(E)  Tabular Disclosure of Contractual Obligations

        The following table presents the scheduled maturities of our contractual obligations, including estimated interest expenses, assuming that any available rollover provisions were inapplicable, as of December 31, 2004.

	Total	<1 year	1–3 years	3–5 years	>5 years
	Payments due by Period (in U.S.$ thousands)
Long-term debt obligations	840,651	33,515	138,515	245,947	422,510
Long-term loan, related party	244,128	—	—	—	244,128
Tax lease benefits liabilities	—	—	—	—	—
Interest rate swaps	288	286	2	—	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	13,761	2,014	3,016	2,533	6,198
Purchase obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—

Total	1,098,828	35,815	141,697	248,480	672,836

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

John Collison

        Mr. Collison, 65, has served as a managing director of Aurelia Energy N.V. since December 29, 2000. Mr. Collison is a qualified accountant and also serves as a director on the board of directors of a number of Aurelia Energy N.V.'s subsidiaries. Mr. Collison has served as a financial director of a number of multi-national organizations operating in the Middle East, including the A.W. Aujan Group, the Abdulla Fouad Group and the Algosaibi Group. Mr. Collison has over 35 years of experience in the oil, gas and petrochemicals industry, serving in positions of financial management, control and direction.

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

Hugo Heerema

        Mr. Heerema, 52, is the sole managing director of Bluewater Holding B.V. and the founder of Aurelia Energy N.V. Mr. Heerema founded Aurelia Energy N.V. in September 1993 in connection with his acquisition of the "Bluewater" group of companies. Prior to this acquisition, Mr. Heerema was employed by the Heerema Group, where he served as a commercial director. Mr. Heerema holds an MBA from the University of Delft and has 25 years of experience in the offshore industry. Mr. Heerema has acted as the managing director of Aurelia Energy N.V.'s various Dutch subsidiaries since 1993. He has also held several advisory positions and non-executive directorships in affiliated companies. At the time of his appointment to the management board of Bluewater Holding B.V., Mr. Heerema was the beneficial owner of 100.0% of Aurelia Energy N.V.'s outstanding share capital. While he has since transferred this shareholding to the Jacaranda Trust, the trustees of the Jacaranda Trust are prohibited from exercising their power in a manner that would result in Mr. Heerema being dismissed or replaced as Bluewater Holding B.V.'s sole managing director without his prior written consent. See "Item 7: Major Shareholder and Related Party Transactions—(A) Major Shareholder".

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

Michel Bonte

        Mr. Bonte, 55, serves as Vice President of Business Development. Mr. Bonte held management positions with the Heerema Group, Seaway Heavy Lifting and the Glenmore Group prior to joining our company in 1996. He holds a civil engineering degree from Weg en Waterbouw in Rotterdam and an MBA from the Instituut voor Bedrijfsopleidingen in Zeist. He has over 30 years of experience in the offshore sector.

Jaap de Baan

        Mr. de Baan, 57, serves as Vice President of Technology and Development. Mr. de Baan joined our company in 1978 and has 32 years of experience in managing and supervising of design and engineering of FPSOs and SPM systems. He holds a mechanical engineering degree from Rotterdam Technical College.

Jesse van de Korput

        Mr. van de Korput, 47, serves as Vice President of Floating Productions. He held management positions with Elf Petroland and Fluor Daniel prior to joining our company. Mr. van de Korput holds an engineering degree and a master's degree in management from the Vrije Universiteit of Brussels and Boston. He has 14 years of experience in the offshore industry.

Kees Voormolen

        Mr. Voormolen, 42, serves as Vice President of Finance and Administration. He held positions with Royal Boskalis Westminster, Western Atlas Inc. and KLM Royal Dutch Airlines prior to joining our company in 1999. Mr. Voormolen holds a masters degree in business economics from the Erasmus University of Rotterdam and has eight years of experience in the offshore industry. Mr. Voormolen also has approximately 18 years of experience with structured financing, project financing and mergers and acquisitions.

Maarten van Aller

        Mr. van Aller, 36, serves as Vice President of Projects. He held project management positions within the IHC Caland Group and sales positions within a shipping service company prior to joining our company in 2001 as a Business Development Manager. Mr. van Aller holds a masters degree in civil engineering from the Delft University of Technology. Mr. van Aller has 11 years of experience in the offshore sector.

(B)  Compensation

        The aggregate compensation of our various managing directors and executive officers as a group was U.S.$1,498,000 in 2004. In 2004, we set aside or accrued U.S.$415,000 to provide pension, retirement or similar benefits.

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

        The following table presents the average number of workers that we employed on a permanent and on an auxiliary basis during the periods indicated.

	Year ended December 31,
	2002	2003	2004
Permanent employees	374	413	476
Auxiliary employees	127	119	114

Total employees	501	532	590

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

Marenco Loans

        We currently have indebtedness outstanding under a subordinated loan from Marenco Investments Limited, an unconsolidated affiliate that is owned by our sole beneficial shareholder. Interest on the loan is fixed at a rate of 7.0% per annum; however, cash payments may only be paid in certain circumstances. The largest amount of indebtedness outstanding under this loan during the last three years was U.S.$142.1 million. This is the amount of indebtedness that was outstanding as of December 31, 2004. Marenco Investments Limited loaned these funds to us in a series of transactions to enable us to finance the construction and modification of FPSOs. In 2004, we accrued approximately U.S.$7.4 million and repaid U.S.$2.0 million of interest on the loan.

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

ITEM 8:    FINANCIAL INFORMATION

(A)  Consolidated Statements and Other Financial information

Financial Statements

        Please refer to Item 18.

Legal and Arbitration Proceedings

        From time to time, we are involved in litigation arising in the ordinary course of our business. At December 31, 2004, two significant claims existed against the Company involving claims alleging aggregate damages of U.S.$85.0 million. One claim relates to the alleged breach of a contract for the design of equipment. Another claim relates to the alleged failure of the Company to pay for additional work. We have consulted external legal advisers regarding these claims and believe that they lack merit. We intend to contest these claims vigorously and believe that we will prevail on the merits in any final determination of the claims. However, there can be no assurance in this regard. We are not currently involved in, and have not recently been involved in, any legal or other arbitration proceedings that we believe may have, or in the recent past have had, a significant effect on our financial condition or results of operations. We are currently not engaged in any legal or arbitration proceeding in which any of our managing directors, directors, executive officers or affiliates is an adverse party or has an interest that is materially adverse to us.

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

(B)  Significant Changes

        There have not been any significant changes to our business or financial condition since December 31, 2004.

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

Maturity and Amortization

        The credit facility had a remaining term of five years as of December 31, 2004. The facility limit, which reduces by U.S.$20.0 million per quarter, was U.S.$400.0 million as of December 31, 2004 and is scheduled to reach zero by December 2009.

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

Interest

        Interest is payable semi-annually in arrears on February 15 and August 15 of each year and is payable at a rate of 10 1/4% per annum. On July 17, 2003, we entered into a fixed-to-floating interest rate swap transaction, with terms that are identical to the fixed-to-floating interest rate swap transaction that enables us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, we receive payments that are calculated at a fixed rate of 10 1/4% and makes interest payments that are calculated at a floating rate that is equal to a margin of 6.32% over LIBOR. Substantially all of the guarantors of our 10 1/4% Senior Notes due 2012 have guaranteed obligations under the swap. As of February 15, 2005 the margin will changed to 6.44%.

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

Subordinated Marenco Loan

        We are a party to an amended and restated subordinated loan agreement, dated November 21, 2001, between Aurelia Energy N.V., as borrower, and our affiliate, Marenco Investments Limited, as lender. Under the amended and restated loan agreement, the subordinated Marenco loan bears interest on an annual basis at a rate of 7.0% per annum with effect from January 1, 2000. The subordinated Marenco loan will not mature and may not be repaid, mandatorily redeemed or repurchased prior to the date on which the 10 1/4% Senior Notes due 2012 mature or are fully repaid in cash. Cash interest payments may only be paid in certain circumstances. In addition, the agreement prohibits Marenco Investments Limited from taking any enforcement action under the subordinated Marenco loan prior to the satisfaction by payment in cash of all obligations in respect of the 10 1/4% Senior Notes due 2012 or from transferring the subordinated Marenco loan to any person other than Aurelia Energy N.V.

Intercompany Loan

        In connection with our issuance of 10 1/4% Senior Notes due 2012 in February 2002, Bluewater Holding B.V., as borrower, entered into an intercompany loan agreement dated February 22, 2002 with Bluewater Finance Limited, as lender, pursuant to which Bluewater Finance loaned Bluewater Holding the U.S.$256.4 million gross proceeds from the sale of the 10 1/4% Senior Notes due 2012. In connection with our issuance of additional 10 1/4% Senior Notes due 2012 in April 2003, Bluewater Holding B.V. and Bluewater Finance Limited amended and restated the intercompany loan agreement to enable Bluewater Finance Limited to lend Bluewater Holding B.V. the U.S.$75.4 million of the gross proceeds from the issuance (excluding accrued interest from and including February 15, 2003, to but excluding the issue date) on the same basis as the original loan. The intercompany loan bears interest at a rate of 10 1/4% per annum. Interest is payable in same day funds two business days prior to each date on which interest is payable on the 10 1/4% Senior Notes due 2012 and is payable to such account or accounts with such person or persons as Bluewater Finance Limited may designate to Bluewater Holding B.V. The maturity date of each is February 15, 2012. Bluewater Holding B.V.'s obligation under the intercompany loan are subordinated on the same basis and to the same extent as the guarantees.

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

Economic Sale Agreement

        Effective January 1, 2000, we entered into an internal restructuring process. In connection therewith, the economic interests in most of the assets and liabilities of certain non-Dutch group companies were sold to Bluewater Holding B.V. pursuant to an economic sale agreement, while legal title to those assets and liabilities remained with the selling companies. The companies making such dispositions to Bluewater Holding B.V. were: Bluewater (Bleo Holm) N.V., Bluewater Energy N.V., Bluewater Equipment Leasing Ltd., Bluewater (Glas Dowr) N.V., Bluewater (Malta) Ltd., Bluewater

(New Hull) N.V., Bluewater Offshore Production Systems Ltd., Bluewater Offshore Production Systems N.V., Bluewater (Malta) Ltd. and Brightfield Corporation. The valuation of the assets and liabilities transferred was based on a valuation report prepared by an independent investment bank. This sale resulted for income tax purposes only in intercompany profits (estimated at €589.0 million (U.S.$804.0 million)) at the level of the selling companies, and the creation of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. Depreciation of the goodwill and the accrual of interest expense at the level of Bluewater Holding B.V. over time is expected to generate tax losses which may be available to reduce our amount of taxable income in the future. Although extensive discussions were held with the tax authorities concerning our tax structure and the internal restructuring, our tax structure and the tax consequences of the internal restructuring have been the subject to a tax audit and remain subject to further review by the tax authorities. See "Item 3: Key Information—(D) Risk Factors—Our internal restructuring and our Dutch tax treatment of our group companies remain subject to review" and "Item 5: Operating and Financial Review and Prospects—(A) Operating Results—Critical Accounting Policies and Estimates". Because only the economic interests of the selling companies in the covered assets and liabilities have been sold to Bluewater Holding B.V., the internal restructuring has not affected any of our existing contractual arrangements with third parties. The selling companies may continue to exercise their rights against, and must continue to perform their obligations and discharge their liabilities in favor of, such third parties.

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

U.S. Federal Income Taxation

        The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our 10 1/4% Senior Notes due 2012 by a U.S. Holder (as defined below). This summary deals only with initial purchasers of our 10 1/4% Senior Notes due 2012 at the issue price that are U.S. Holders and that will hold our 10 1/4% Senior Notes due 2012 as capital assets. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of our 10 1/4% Senior Notes due 2012 by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold our 10 1/4% Senior Notes due 2012 as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar).

        As used herein, the term "U.S. Holder" means a beneficial owner of our 10 1/4% Senior Notes due 2012 that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, created or organized under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust,or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes.

        The U.S. federal income tax treatment of a partner in a partnership that holds our 10 1/4% Senior Notes due 2012 will depend on the status of the partner and the activities of the partnership. Investors that are partnerships should consult their tax advisers concerning the U.S. federal income tax consequences to their partners of the acquisition, ownership and disposition of our 10 1/4% Senior Notes due 2012 by the partnership.

        The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

        THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE 10 1/4% SENIOR NOTES DUE 2012, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Payments of Interest

        Interest on a 10 1/4% Senior Note due 2012 will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes. Interest paid by Bluewater Finance Limited on the 10 1/4% Senior Notes due 2012 constitutes income from sources outside the United States. Prospective purchasers should consult their tax advisors concerning the applicability of the foreign tax credit and source of income rules to income attributable to our 10 1/4% Senior Notes due 2012.

        Pre-Issuance Accrued Interest.    U.S. Holders that purchased 10 1/4 Senior Notes due 2012 in our initial offering may elect to exclude pre-issuance accrued interest from the issue price of the Notes. In that event, a portion of the first interest payment will be treated as a nontaxable return of the pre-issuance accrued interest. Otherwise, the full amount of this first interest payment will be taxable, and the pre-issuance accrued interest will be included in the issue price and taken into account in determining the U.S. Holder's purchase premium. See "—10 1/4% Senior Notes due 2012 Purchased at a Premium".

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

        Under current law, any gain recognized on the maturity or disposition of a Market Discount Note will be treated as ordinary income to the extent that the gain does not exceed the accrued market discount on the Note. Alternatively, a U.S. Holder of a Market Discount Note may elect to include market discount in income currently over the life of the Note. This election applies to all debt instruments with market discount acquired by the electing U.S. Holder on or after the first day of the first taxable year for which the election is made. This election may not be revoked without the consent of the IRS. The U.S. Holder may include market discount in income on the basis of rateable accrual, or make an irrevocable election to use a "constant-yield method". The amount of market discount includible in income under the constant-yield method is the sum of the daily portions of market discount with respect to the 10 1/4% Senior Note due 2012 for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds the Note ("accrued market discount"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the market discount allocable to that accrual period. Accrual periods with respect to a 10 1/4% Senior Note due 2012 may be of any length selected by the U.S. Holder and may vary in length over the term of the 10 1/4% Senior Note due 2012 as long as (i) no accrual period is longer than one year; and (ii) each scheduled payment of interest or principal on the 10 1/4% Senior Note due 2012 occurs on either the final or first day of an accrual period. The amount of market discount allocable to an accrual period equals the excess of (a) the product of the 10 1/4% Senior Note due 2012's adjusted issue price at the beginning of the accrual period and the 10 1/4% Senior Note due 2012's yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of interest on the 10 1/4% Senior Note due 2012 allocable to the accrual period. The "adjusted issue price" of a 10 1/4% Senior Note due 2012 at the beginning of any accrual period is the issue price of the 10 1/4% Senior Note due 2012 increased by the amount of accrued market discount for each prior accrual period. A U.S. Holder of a Market Discount Note that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings incurred to purchase or carry a Market Discount Note that is in excess of the interest on the Note includible in the U.S. Holder's income, to the extent that this excess interest expense does not exceed the portion of the market discount allocable to the days on which the Market Discount Note was held by the U.S. Holder.

        Under current law, market discount on a Market Discount Note will accrue on a straight-line basis unless the U.S. Holder elects to accrue the market discount on a constant-yield method. This election applies only to the Market Discount Note with respect to which it is made and is irrevocable.

        Election to Treat All Interest as Original Issue Discount. A U.S. Holder may elect to include in gross income all interest that accrues on a Note using the constant-yield method described above under "Market Discount", with certain modifications. For purposes of this election, interest includes interest, original issue discount, market discount and de minimis market discount, as adjusted by any amortisable bond premium or acquisition premium. This election generally applies only to the 10 1/4% Senior Note due 2012 with respect to which it is made and may not be revoked without the consent of the IRS. If the election to apply the constant yield method to all interest on a 10 1/4% Senior Note due 2012 is made with respect to a Market Discount Note, the electing U.S. Holder will be treated as having made the election described above under "Market Discount" to include market discount in income currently over the life of all debt instruments held or thereafter acquired by the U.S. Holder. U.S. Holders should consult their tax advisers concerning the propriety and consequences of this election.

Purchase, Sale and Retirement of our 10 1/4% Senior Notes due 2012

        A U.S. Holder's tax basis in our 10 1/4% Senior Notes due 2012 will generally be its U.S. dollar cost, increased by the amount of any market discount included in the U.S. Holder's income with respect to our 10 1/4% Senior Notes due 2012 and reduced by the amount of any amortisable bond premium applied to reduce interest on such Notes.

        A U.S. Holder will generally recognize gain or loss on the sale or retirement of a 10 1/4% Senior Note due 2012 equal to the difference between the amount realised on the sale or retirement and the tax basis of the 10 1/4% Senior Note due 2012. The amount realised does not include the amount attributable to accrued but unpaid interest, which will be taxable as interest income to the extent not previously included in income. Except to the extent described under "Market Discount" above, gain or loss recognized by a U.S. Holder on the sale or retirement of our 10 1/4% Senior Notes due 2012 will be capital gain or loss and will be long-term capital gain or loss if our 10 1/4% Senior Notes due 2012 were held by the U.S. Holder for more than one year.

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

Backup Withholding and Information Reporting

        Payments of principal, and interest on, and the proceeds of sale or other disposition of, 10 1/4% Senior Notes due 2012, by a U.S. paying agent or other U.S. intermediary, will be reported to the U.S. Internal Revenue Service and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

(F)   Dividends and Paying Agents

        Not applicable.

(G)  Statement by Experts

        Not applicable.

(H)  Documents on Display

        We file reports, including annual reports on Form 20-F and current reports on Form 6-K, with the Commission. As a foreign private issuer, we are not subject to the proxy rules under Section 14 or the short-swing insider profit disclosure rules under Section 16 of the U.S. Securities Exchange Act of 1934. You may obtain copies of the reports that we file with the Securities and Exchange Commission and other information by sending a written request to Bluewater Finance Limited, c/o Bluewater Holding B.V., Marsstraat 33, 2132 HR Hoofddorp, the Netherlands, Attn: Vice President, Finance & Administration, Telephone: (31) 23 568 2800. You may also inspect and copy these reports at the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and may obtain copies of these materials at prescribed rates by calling the Securities and Exchange Commission at (1) 800 SEC 0330. Some of our filings may also be viewed on the Commission's website at www.sec.gov. All information referred to above will, for so long as our 10 1/4% Senior Notes due 2012 are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, also be available, without charge, at the specified office of our paying agent in Luxembourg during usual business hours on any weekday that is not a public holiday. The Bank of New York (Luxembourg) S.A. currently acts as our paying agent in Luxembourg and maintains offices at Aerogolf Centre, 1A, Hoehenhof, L-1736, Senningerberg, Luxembourg.

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

  •
  Bluewater Manning Services Ltd. is a company incorporated under the laws of England with its corporate seat in London, England and with company number 5144206. Established on June 3, 2004, it is primarily engaged in crew training and recruitment of crew.

  •
  Bluewater Services International Private Ltd. is a company incorporated under the laws of Singapore with its corporate seat in Singapore with company number 200407205K. Established on June 10, 2004, it is primarily engaged as employer of offshore and onshore personnel.

  •
  Bluewater Offshore France S.A.S. is a company incorporated under the laws of France with its corporate seat in Paris with company number 480099019. Established on December 30, 2004, it is primarily engaged in projects in the offshore industry.

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

Interest Rate Sensitivity

        The majority of our indebtedness consists of advances under our credit facility and our outstanding 10 1/4% Senior Notes due 2012. We expect that in the future we will continue to have significant indebtedness under our credit facility and that our 10 1/4% Senior Notes due 2012 will continue to be outstanding. Advances under the credit facility bear interest at rates typically expressed as a margin over the appropriate interbank rate. Under the documentation of the credit facility, we are required at any time to have the net present value of the proportion of the facility fee income that we expect to receive during the minimum contract period of our service agreements swapped to fixed rates. As of December 31, 2004, this represented approximately 20.3% of the outstanding indebtedness under the facility. To reduce the interest expense relating to our 10 1/4% Senior Notes due 2012, we have entered into a fixed-to-floating interest rate swap transaction that enables us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, we receive payments that are calculated at a fixed rate of 10 1/4% and make interest payments that are calculated at a floating rate that is equal to a margin of

6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%. In the future, we expect to manage our interest rate risk exposure through the use of a combination of fixed and floating rate debt and interest rate swaps.

        The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations, that were outstanding as of December 31, 2004. For debt obligations, the tables present our principal cash flows and related weighted average interest rates by expected maturity dates under our existing debt arrangements. For interest rate swaps, the tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the swap. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollars, which is our reporting currency. The instrument's actual cash flows are also denominated in U.S. dollars.

	Expected Maturity Date
	As of December 31,
Liabilities	2005	2006	2007	2008	2009	Thereafter		Total		Fair Value
	(in thousands U.S.$ equivalents)
Long-Term Debt
Fixed rate debt	—	—	—	—	—	142,085		142,085		153,630
Average interest rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%		—		—
Variable rate debt(1)	—	—	—	—	—	335,000	(1)	335,000	(1)	365,150	(1)
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M		—		—
Variable rate debt(2)	—	—	47,358	80,000	80,000	—		207,358		—
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M		—		—
Interest Rate Swaps
Variable to Fixed	35,092	7,006	—	—	—	—		42,098		(288)
Average pay rate	3.463%	3.463%	3.463%	—	—	—		—		—
Average receive rate	LIBOR	LIBOR	LIBOR	—	—	—		—		—

Notes:

(1)
Represents indebtedness in respect of our 10 1/4% Senior Notes due 2012, which are the subject of a fixed-to-floating rate swap transaction that enables us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the current swap, we receive payments that are calculated at a fixed rate of 10 1/4% and make payments that are calculated at a floating rate that is equal to a margin of 6.32% over LIBOR. While we recorded U.S.$337.9 million of indebtedness under the 10 1/4% Senior Notes due 2012 as of December 31, 2004, only U.S.$335.0 million is payable upon maturity.

(2)
Represents indebtedness under our credit facility. Interest is payable at a rate that is equal to a margin over LIBOR. The margin varies from 1.300% to 1.700% depending on certain factors and is currently set at 1.400%.

Exchange Rate Sensitivity

        The Company's revenues are primarily denominated in U.S. dollars and, to a lesser extent, sterling and Euro. In 2004, approximately £77,092 (U.S.$140,699) of the Company's revenues was denominated in sterling and approximately €6,210 (U.S.$8,480) was denominated in Euro. Our expenses are denominated primarily in U.S. dollars and to a lesser degree, euro and sterling. We are exposed to fluctuations in foreign currency exchange rates, because a portion of our expenses and financial indebtedness is denominated in currencies that are different from our revenues. Our policy is to match through our FPSO service agreements, to the extent possible, the revenues in a particular currency with our operating costs in that currency, thereby minimizing the risk associated with fluctuations in foreign currency exchange rates. We also match our indebtedness denominated in U.S. dollars with our revenues denominated in U.S. dollars. We purchase foreign currency exchange contracts from financial institutions to assist us in minimizing any residual exposure. We manage our outstanding currency exposure on a regular basis and net these exposures across our operations as a group. Gains and losses related to specific currency transactions are recognized as part of our income from financing activities.

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

We believe that these inquiries are important to conducting a proper evaluation. They are also essential for enabling our principal executive officer and our principal financial officer to report any deficiencies to our independent registered public accounting firm and our managing directors. In professional auditing literature, "significant deficiencies" are referred to as "reportable conditions," which are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in our consolidated financial statements. Auditing literature defines "material weakness" as a particularly serious reportable condition where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and the risk that such misstatements would not be detected within a timely period by employees in the normal course of performing their assigned functions. We also sought to identify other control issues in connection with our evaluation and to consider whether it is necessary to make any revision, improvement or correction to our procedures.

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

ITEM 16B:    CODE OF ETHICS

        We have adopted a code of ethics applicable to the managing directors and executive officers within Aurelia Energy N.V. and its consolidated subsidiaries.. See "Item 6: Directors, Senior Management and Employees". A copy of the code of ethics has been filed as Exhibit 11.1 to this to this annual report.

ITEM 16C:    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte Accountants B.V. has served as our independent registered public accountants for each of the years ended in the three-year period ended December 31, 2004. The following table presents the aggregate fees for professional audit services and other services rendered by Deloitte Accountants B.V. in 2003 and 2004.

	2003(1)	2004(1)
	(in U.S.$ thousands)
Audit fees	407	555
Audit-related fees	66	178
Tax fees	—	—
All other fees	—	—

Total	473	733

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

ITEM 18:    FINANCIAL STATEMENTS

        The following consolidated financial statements, together with the report of Deloitte Accountants B.V., are filed as part of this annual report.

ITEM 19:    EXHIBITS

        The following instruments and documents are included as exhibits to this annual report.

Exhibit Number	Description
1.1*	Articles of Incorporation of Aurelia Energy N.V.
2.1*	Indenture, dated as of February 22, 2002, between the Registrants and The Bank of New York, as trustee, which includes the form of 10 1/4% Senior Note due 2012 as an exhibit thereto.
2.2****	Supplemental Indenture, dated as of March 31, 2004, between the Registrants and The Bank of New York, as trustee, which includes the form of 10 1/4% Senior Note due 2012 as an exhibit thereto.
3.1**	Settlement Constituting the Jacaranda Trust, dated January 29, 2003, by and between Hugo Jan Heerema and Bailhache Labesse Trustees Limited and Graham Radford Boxall.
4.1*†	Agreement for a Floating Production, Storage and Offtake Facility for the Fife Field Development, dated March 24, 1994, between Amerada Hess Ltd. and Bluewater Offshore Production Systems Ltd.
4.2*	Variation Order No. P03, dated June 19, 1996, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.3*†	Variation Order No. P09, dated July 12, 1996, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.4*†	Variation Order No. P13, dated September 27, 1996, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.5*†	Variation Order No. P15, dated April 7, 1997, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.6*	Variation Order No. P40, dated January 10, 2000, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.7*†	Variation Order No. P42, dated January 29, 2001, between Bluewater Offshore Production Systems Ltd., and Amerada Hess Ltd.
4.8*†	Agreement for the Provision and Operation of a Floating Production, Storage and Offloading Vessel for the Ross Field and the Blake Field, dated June 29, 2001, between Talisman Energy (UK) Ltd. and Bluewater (Floating Production) Ltd.
4.9*†	Agreement for a Floating Production, Storage and Offtake Facility for the Sable Field Development, dated June 12, 2001, between Soekor E & P (PTY) Ltd. and Bluewater (UK) Ltd.
4.10*†	Contract for the Provision of Production, Storage, Offtake and Transportation Services for the Pierce Field, dated February 22, 1997, between Enterprise Oil/Shell plc and Den Norske Stats Oljeslkap A.S.
4.11*	Novation Agreement, dated September 8, 1998, between Enterprise Oil/Shell plc and Pierce Production Company Ltd.
4.12*†	Supplementary Agreement Relating to Facilities Upgrades, dated December 22, 1999, between Enterprise Oil/Shell plc and Pierce Production Company Ltd.
4.13*†	Contract ANS022731, dated September 24, 1996, between Statoil Orient Inc. and Lufeng Development Company.

4.14*†	Amendment No. 3 to Contract ANS022731, dated January 31, 2001, between Statoil Orient Inc. and Lufeng Development Company.
4.15*	Memorandum of Agreement, dated August 31, 2001, among Navion Offshore AS, Navion Hugin AS, Bergesen d.y. Hugin Shipping AS and Aurelia Holding N.V.
4.16*	Partnership Shares Purchase Agreement, dated August 31, 2001, between Advanced Production Systems DA, Navion ASA, Aurelia Holding N.V. and Marenco Investments Ltd.
4.17*†	Memorandum of Agreement, dated August 31, 2002, among Navion Maritime AS, Advanced Petroleum DA, Navion ASA and Aurelia Holding N.V.
4.18*	Share Purchase Agreement, dated August 31, 2001, between Advanced Production Systems DA, Navion ASA, Bergesen d.y ASA, and Aurelia Holding N.V.
4.19*	Share Purchase Agreement, dated January 28, 2002, between Aurelia Holding N.V. and Bluewater Services (UK) Ltd.
4.20*	Share Purchase Agreement, dated January 28, 2002, between Aurelia Holding N.V. and Bluewater Floating Production B.V.
4.21*	Deed of Transfer of Shares, dated January 28, 2002, between Aurelia Holding N.V. and Bluewater Floating Production B.V.
4.22*	Share Purchase Agreement, dated January 28, 2002, between Aurelia Holding N.V., Marenco Investments Ltd., Bluewater International B.V. and Bluewater Holding B.V.
4.23*	Agreement of the Sale and Purchase of the Economic Entitlement to the Assets of the Bluewater Group, dated as of January 1, 2000, between Bluewater Holding B.V., Aurelia Energy N.V. and other Group Companies.
4.24*	Amendment to the Agreement of the Sale and Purchase of the Economic Entitlement to the Assets of the Bluewater Group, dated September 2001, between Bluewater Holding B.V., Aurelia Energy N.V. and other Group Companies.
4.25***	Amended and Restated Intercompany Loan Agreement, dated April 30, 2003, between Bluewater Finance Limited and Bluewater Holding B.V.
4.26*	Unsubordinated Marenco Loans (included in the Schedule to Exhibit 10.27).
4.27*	Amended and Restated Marenco Loan Agreement, dated November 21, 2001, between Aurelia Holding N.V. and Marenco Investments Limited.
4.28*	Guarantee Facility, dated February 24, 1997, among Lloyds Bank Plc, Bluewater Terminal Systems N.V., and Bluewater Energy N.V.
4.29*	Guarantee Facility, dated December 19, 2001, among ING Bank N.V., Bluewater Holding B.V., Bluewater Energy Services B.V. and Bluewater Terminal Systems N.V.
4.30*	Revolving Credit Facility Agreement, dated January 15, 2002, between Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater Offshore Production Systems Limited, Bluewater (Haewene Brim) N.V., Bluewater (Munin) N.V., Ranberger Holding N.V., Luludia Asset Finance B.V., Refugio B.V., Barclays Capital, Fortis Bank (Nederland) N.V. and ING Bank N.V.
4.31*	Facility Guarantee, dated January 28, 2002, among Aurelia Energy N.V., Bluewater (Bleo Holm) N.V., Bluewater (Floating Production) Ltd., Bluewater (Glas Dowr) N.V., Bluewater (Malta) Ltd., Bluewater (New Hull) N.V., Bluewater (UK) Ltd., Bluewater Brasil Ltda., Bluewater Energy N.V., Bluewater Equipment Leasing Ltd., Bluewater Floating Productions B.V., Bluewater International B.V., Bluewater Offshore Production Systems N.V., Bluewater Offshore Production Systems Nigeria Ltd., Bluewater Offshore Production Systems (USA), Inc., Bluewater Operations (UK) Ltd., Bluewater Services (UK) Ltd., Bluewater Terminal Systems N.V., Bluewater Norway ANS, Lufeng Development Company ANS, Pierce Production Company Ltd., Bleo Holm Standby Purchaser N.V., Barclays Bank PLC and Bluewater Energy Services B.V.

4.32*	Trust Deed and Deed of Proceeds and Priorities, dated January 28, 2002, between Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater Offshore Production Systems Limited, Bluewater (Haewene Brim) N.V., Bluewater (Munin) N.V., Ranberger Holding N.V., Luludia Asset Finance B.V., Refugio B.V., Barclays Capital, Fortis Bank (Nederland) N.V. and ING Bank N.V.
4.33*	Deed of Amendment, dated January 28, 2002, between Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater Offshore Production Systems Limited, Bluewater (Haewene Brim) N.V., Bluewater (Munin) N.V., Ranberger Holding N.V., Luludia Asset Finance B.V., Refugio B.V., Barclays Capital, Fortis Bank (Nederland) N.V. and ING Bank N.V.
4.34*	Uisge Gorm Mortgage, dated January 25, 2002, between Bluewater Offshore Production Systems N.V. and Barclays Bank PLC.
4.35*	Glas Dowr Mortgage, dated January 25, 2002, between Bluewater (Glas Dowr) N.V. and Barclays Bank PLC.
4.36*	Bleo Holm Mortgage, dated January 25, 2002, between Bluewater (Bleo Holm) N.V. and Barclays Bank PLC.
4.37*	Haewene Brim Mortgage, dated January 25, 2002, between Bluewater (Haewene Brim) N.V. and Barclays Bank PLC.
4.38*	Munin Mortgage, dated January 25, 2002, between Bluewater (Munin) N.V. and Barclays Bank PLC.
4.39*	Recognition of Rights Deed, dated January 28, 2002, between Barclays Bank PLC, Bluewater (Floating Production) Limited, Bluewater (Bleo Holm) N.V., Bluewater (Malta) Limited, Bluewater Energy N.V., Bluewater Energy Services B.V., Hill Samuel Leasing (No.4) Limited, Asterix Exploration Foundation, Bleo Holm Standby Purchaser N.V., Alice Exploration Foundation, Ariel Exploration Foundation and ING Bank N.V.
4.40***	Recognition of Rights Deed, dated June 12, 2003, in relation to the floating production, storage and off-loading unit "Haewene Brim" between Bluewater (Haewene Brim) N.V., Pierce Production Company Limited, Barclays Bank PLC, Bluewater Energy N.V., Bluewater Holding B.V., Hill Samuel Leasing (No. 4) Limited, Ola Dunk II Foundation, Asterix Exploration Foundation, Alice Exploration Foundation, Ariel Exploration Foundation, ING Bank N.V. and Bluewater Energy Services B.V.
4.41*	Notice of Assignment in Relation to AHL, dated January 28, 2002, between Bluewater (UK) Limited, Barclays Bank PLC and Amerada Hess Limited.
4.42*	Notice of Assignment in Relation to Soekor, dated January 28, 2002, between Soekor E&P (PTY) Limited and Bluewater (UK) Limited.
4.43*	Notice of Assignment in Relation to Talisman, dated January 28, 2002, between Bluewater (Floating Production) Limited, Barclays Bank PLC and Talisman Energy (UK) Limited.

4.44*	Notice of Assignment in Relation to Talisman Parent dated, January 28, 2002, between Bluewater (Floating Production) Limited, Barclays Bank PLC and Talisman Energy (UK) Limited.
4.45*	Notice of Assignment in Relation to Statoil, dated January 28, 2002, between Lufeng Development Company ANS, ING Bank N.V., and Statoil (Orient) Inc.
4.46*	Notice of Assignment in Relation to Enterprise, dated January 28, 2002, between Enterprise Oil/Shell PLC, Pierce Production Company Limited and ING Bank N.V.
4.47*	Berge Hugin Field Contract dated, January 28, 2002, between Enterprise Oil/Shell PLC, Pierce Production Company Limited, Bluewater (Haewene Brim) N.V., Ranberger Holding N.V., Aurelia Holding N.V., and Aurelia Energy N.V.
4.48*	Conditional Sale and Conversion Agreement, dated April 27, 1998, between Bluewater Offshore Production Systems Limited and Hill Samuel Leasing (No. 4) Limited.
4.49*	Head Lease, dated April 27, 1998, between Hill Samuel Leasing (No. 4) Limited and Refugio B.V.
4.50*	Sub-Lease, dated April 27, 1998, between Refugio B.V. and Bluewater Operations (UK) Limited.
4.51*	Conditional Sale and Conversion Agreement, dated April 27, 1998, between Bluewater (Glas Dowr) N.V., Hill Samuel Leasing (No. 4) Limited, and Brightfield Corporation.
4.52*	Head Lease, dated April 27, 1998, between Hill Samuel Leasing (No. 4) Limited and Luludia Asset Finance B.V.
4.53*	Sub-Lease, dated April 27, 1998, between Luludia Asset Finance B.V. and Bluewater (UK) Limited.
4.54*	Head Lease, dated January 29, 1999, between Hill Samuel Leasing (No. 4) Limited, Bluewater (Malta) Limited and Bluewater Energy N.V.
4.55*	Berge Hugin Topside Contract, dated August 31, 2001, between Advanced Production Systems DA, Ranberger Holding N.V. and Aurelia Holding N.V.
4.56***	Lease Relating to Topsides Processing Plant for the FPSO "Haewene Brim", dated April 8, 2003, between Pierce Production Company Limited, Hill Samuel Leasing (No. 4) Limited and Bluewater Energy N.V.
4.57**	Deed of Amendment, Release and Consent, dated 21 February 2003, in relation to a Revolving Credit Facility Agreement of up to U.S.$600,000,000 to Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater Offshore Production Systems Limited, Bluewater (Haewene Brim) N.V., Ranberger Holding N.V., Luludia Asset Finance B.V., Refugio B.V., Barclays Capital, Fortis Bank Nederland N.V. and ING Bank N.V.
4.58***	Deed of Consent and Amendment, dated June 12, 2003, in respect of the financing of FPSO "Haewene Brim", between Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater Offshore Production Systems Limited, Bluewater (Haewene Brim) N.V., Bluewater Energy N.V., Aurelia Energy N.V., Ranberger Holding N.V., Luludia Asset Finance B.V., Refugio B.V., Barclays Bank PLC, Barclays Capital, Pierce Production Company Limited, Fortis Bank Nederland N.V., Hill Samuel Leasing (No. 4) Limited, Alice Exploration Foundation, Ariel Exploration Foundation, Asterix Exploration Foundation, Ola Dunk II Foundation, ING Bank N.V. and the Banks and Financial Institutions listed in Schedule 6 included therein.

4.59***††	Supplementary Agreement Relating to Contract No. 97.22.02 For the Provision of Production, Storage, Offtake and Transportation vices for the Pierce Field, dated 28 January 2003, between Enterprise Oil/Shell plc and Pierce Production Company Limited.
4.60***	Standby Sub-Lease Agreement for Topside Facilities relating to the topsides processing plant for the Floating Production, Storage and Off-Loading Facility "Haewene Brim", dated April 8, 2003, between Bluewater Holding B.V. and Pierce Production Company Limited.
4.61***	Standby Lease Agreement relating to the topsides processing plant for the Floating Production, Storage and Off-Loading Facility "Haewene Brim", dated April 8, 2003, between Ola Dunk II Foundation, Bluewater Holding B.V. and Pierce Production Company Limited.
4.62****†††	Xijiang Oil South China Sea FPSO Lease Contract relating to the "Munin", dated October 20, 2003.
4.63***	Purchase Agreement, dated April 23, 2003, among the Registrants, Morgan Stanley & Co. International Limited and ING Bank N.V., London Branch.
4.64***	Registration Rights Agreement, dated as of April 30, 2003, among the Registrants, Morgan Stanley & Co. International Limited and ING Bank N.V., London Branch.
4.65*****††††	Amendment No. 5 to Contract ANS 022731, dated 16 June 2004, between Statoil (Orient) Inc. and Lufeng Development Company.
7.1*****	Statement Regarding Computation of Ratios.
8.1****	Subsidiaries of Aurelia Energy N.V.
11.1****	Code of Ethics.
12.1*****	Certification of principal executive officer pursuant to Rule 15d- 14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*****	Certification of principal financial officer pursuant to Rule 15d- 14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*****	Certification by principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*****	Certification by principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Notes:
*	Previously filed as an exhibit to the Registrant's Registration Statement on Form F-4/S-4 (SEC File Nos. 333-87336; 333-87436), dated April 26, 2002, as amended.
**	Previously filed as an exhibit to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on April 15, 2003, as amended.
***	Previously filed as an exhibit to the Registrant's Registration Statement on Form F-4/S-4 (SEC File No. 333-106170), dated June 16, 2003, as amended.

****	Previously filed as an exhibit to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on April 20, 2004.
*****	Filed herewith.
†	Portions of the exhibit have been omitted pursuant to the Securities Exchange Commission's Order Granting Confidential Treatment Under the Securities Act of 1933 (SEC File No. 333-87336-CF#12672), dated August 21, 2002.
††	Portions of the exhibit have been omitted pursuant to the Securities Exchange Commission's Order Granting Confidential Treatment Under the Securities Act of 1933 (SEC File No. 333-106170-CF#14072), dated June 27, 2003.
†††	Portions of the exhibit have been omitted pursuant to the Securities Exchange Commissioning Order Granting Confidential Treatment Under the Securities Act of 1933 (SEC File No. 333-87336-01-CF#15007), dated August 20, 2004.
††††	Portions of the exhibit have been omitted pursuant to a Request for Confidential Treatment.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AURELIA ENERGY N.V.
By:	/s/ GREGORY ELIAS
Intertrust (Curaçao) N.V., Represented by Gregory Elias Managing Director and Chairman

Date: March 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Aurelia Energy N.V.

        We have audited the accompanying consolidated balance sheets of Aurelia Energy N.V., Willemstad (Curaçao), Netherlands Antilles and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aurelia Energy N.V. and its subsidiaries as at December 31, 2004 and 2003 and of the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte Accountants B.V.
Amsterdam, The Netherlands
March 31, 2005

Aurelia Energy N.V.

Consolidated Balance Sheets

		At December 31,
	Note	2004	2003
		(in U.S.$ thousands, except share and per share amounts)
ASSETS
Current assets
Cash and cash equivalents	6	41,987	32,937
Accounts receivable	7
Trade, net		38,338	29,051
Related party		110	102
Other receivables	8	24,867	24,395
Prepaid expenses		4,869	2,744

		68,184	56,292
Inventory
Work in process	9	13,847	8,068

		124,018	97,297
Non current assets
Financial investment	11	7,500	—
Restricted deposits	12	88,069	89,513
Loan	10	150	100

Fixed assets
Tangible fixed assets, net	13
FPSOs		921,607	969,360
Other tangible fixed assets		56,154	57,392
Income tax receivable		3,408	3,111
Deferred income taxes	26,30	86,486	85,905
Debt arrangement fees	14	16,128	18,858

		1,179,502	1,224,239

		1,303,520	1,321,536

        The accompanying notes are an integral part of these consolidated financial statements.

		At December 31,
	Note	2004	2003
		(in U.S.$ thousands, except share and per share amounts)
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
Accounts payable		26,492	24,993
Related party		125	125
Income taxes	26,30	736	1,866
Wage taxes and social security contributions		2,864	1,954
Other liabilities and accrued expenses	15	60,230	48,478
Billings in excess of cost and unrealized income	9	8,452	4,321

		98,899	81,737
Non current liabilities
Long term bank loans	16,17	207,358	249,108
10 1/4% Senior Notes due 2012	18	337,935	338,347
Long term loans, related party	19	142,085	134,659
Tax lease benefits liability	20	34,422	38,607
Interest rate swaps	28	288	2,713
Pensions	21	788	977

		722,876	764,411
Shareholder's equity
Non profit sharing 5% non cumulative preference shares, U.S.$1,000 par value, 34,000 shares authorized, issued and outstanding as of December 31, 2004 and 2003, respectively		34,000	34,000
Common shares, U.S.$1,000 par value, 136,000 shares authorized, issued and outstanding as of December 31, 2004 and 2003, respectively		136,000	136,000
Retained earnings	31	334,904	328,515
Accumulated other comprehensive loss		(23,159)	(23,127)

		481,745	475,388

		1,303,520	1,321,536

        The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.

Consolidated Statements of Income

		For the years ended December 31,
	Note	2004	2003	2002
		(in U.S.$ thousands, except share and per share amounts)
Revenues	27	437,665	295,780	262,799

Operating expenses
Operations expenses	22	314,073	185,755	145,309
Selling, general and administrative	23	9,754	9,800	9,736
Depreciation of tangible fixed assets	13	72,995	61,976	54,038
Other operating income	25	(3,738)	(4,014)	(4,046)

		393,084	253,517	205,037

Operating income		44,581	42,263	57,762
Financial income and expense
Interest income		3,355	3,530	3,447
Interest expense		(44,940)	(45,120)	(48,898)
Currency exchange results		2,924	10,841	1,452

		(38,661)	(30,749)	(43,999)

Income before income taxes		5,920	11,514	13,763
Income tax benefits	26,30	(469)	(1,063)	(23,615)
Net income	31	6,389	12,577	37,378
Basic and diluted earnings per common share		47	92	275
Weighted average number of common shares outstanding		136,000	136,000	136,000

        The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.

Consolidated Statements of Changes in Shareholder's Equity

	For the years ended December 31, 2004, 2003 and 2002
	Issued and Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholder's Equity
	(in U.S.$ thousands)
Balance at January 1, 2002	170,000	278,560	(23,856)	424,704

Net income 2002	—	37,378	—	37,378
Decrease in fair value of cash flow hedges (net of tax)	—	—	(1,732)	(1,732)
Translation result	—	—	(159)	(159)
Comprehensive income for the year	—	—	—	35,487

Balance at December 31, 2002	170,000	315,938	(25,747)	460,191
Net income 2003	—	12,577	—	12,577
Increase in fair value of cash flow hedges (net of tax)	—	—	1,681	1,681
Reclassification adjustments for settled portion of hedge realized in net income (net of tax)			1,609	1,609
Translation result	—	—	(670)	(670)
Comprehensive income for the year	—	—	—	15,197

Balance at December 31, 2003	170,000	328,515	(23,127)	475,388
Net income 2004	—	6,389	—	6,389
Increase in fair value of cash flow hedges (net of tax)	—	—	1,023	1,023
Reclassification adjustments for settled portion of hedge realized in net income (net of tax)	—	—	552	552
Translation result	—	—	(1,607)	(1,607)
Comprehensive income for the year	—	—	—	6,357

Balance at December 31, 2004	170,000	334,904	(23,159)	481,745

        The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.

Consolidated Statements of Cash Flows

	For the years ended December 31,
	2004	2003	2002
Cash flows from operating activities
Net income	6,389	12,577	37,378
Adjustments to reconcile net income to cash provided
Depreciation of tangible fixed assets	72,995	61,976	54,038
Amortization of debt arrangement fees	2,730	2,651	2,395
Increase in deferred income tax assets	(1,431)	(2,668)	(25,885)
Accrued interest on long-term loan from related party	7,426	8,809	8,233
Amortization of discount on 10 1/4% Senior Notes due 2012	355	371	348
Amortization benefit from unwinding swap	(767)	(447)	—
Change in pension provision	326	(506)	797
Increase/(decrease) in provision for uncollectable accounts receivable	212	759	(482)
Gain on foreign currency forward contracts	(1,607)	(4,396)	—
Interest on restricted deposits	(8,529)	(11,785)	(12,457)
Change in operating assets and liabilities, net of effect of acquisitions
Increase income taxes receivable	(297)	(1,743)	(129)
(Increase)/decrease in work in process	(5,779)	3,721	(9,541)
(Increase)/decrease in trade receivables	(8,555)	(1,847)	9,485
Increase in related party receivables	(8)	(13)	(24)
(Increase)/decrease in other receivables	1,135	(14,297)	11,820
(Increase)/decrease in prepaid expenses	(2,125)	2,632	(2,337)
Increase in accounts payable	1,499	3,439	9,396
Increase in related party payable	—	—	125
Increase in other liabilities and accrued expenses	12,560	12,580	12,176
Increase in other short term liabilities other than loans	(220)	277	512
(Decrease)/increase in billings in excess of cost and unrealized income	4,131	2,363	(7,657)
Decrease of non current liabilities, other than loans	(4,563)	(788)	(3,771)
Net cash provided by operating activities	75,877	73,665	84,420
Cash flows from (used in) investing activities
Additions to tangible fixed assets	(25,391)	(77,978)	(95,105)
Disposals of tangible fixed assets	1,476	8,066	—
Loans provided	(50)	(100)	—
Additions to financial investments	(7,500)	—	—
Net cash used in investing activities	(31,465)	(70,012)	(95,105)
Cash flows provided by (used in) financing activities
Proceeds from long term and short term loans from banks and third parties	109,498	249,998	678,622
Proceeds from issuance 10 1/4% Senior Notes due 2012	—	75,375	256,022
Proceeds from restricted deposits	9,973	4,763	4,642
Proceeds from unwinding swap transaction	—	6,680	—
Redemption of loans and short term bank liabilities	(151,248)	(325,624)	(896,879)
Redemption of long term and short term loans from related party	—	—	(3,587)
Debt arrangement fees	—	(2,260)	(18,802)
Net cash provided by (used in) financing activities	(31,777)	8,932	20,018
Translation differences	(3,585)	(2,672)	(2,022)
Net increase in available cash and cash equivalents	9,050	9,913	7,311
Cash and cash equivalents at beginning of the year	32,937	23,024	15,713
Cash and cash equivalents at end of the year	41,987	32,937	23,024
Additional cash flow disclosures
Interest paid	35,169	39,722	41,829
Taxes paid	2,115	2,382	520

        The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.

Notes to Consolidated Financial Statements

at December 31, 2004, 2003 and 2002

(all amounts in U.S.$ thousands, except share and per share amounts)

1.     General

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

2.     Principles of Consolidation

        All significant intercompany balances and transactions are eliminated in consolidation. The consolidated financial statements integrally include the financial statements of the Company and the following group companies, which are controlled by the Company:

Name	Legal Seat
Bluewater Energy N.V.	Willemstad, Curaçao
Bluewater Offshore Production Systems Ltd.	Valletta, Malta
Bluewater Holding B.V.	Hoofddorp, The Netherlands
Bluewater Finance Ltd.	George Town, Cayman Islands
Bluewater Terminal Systems N.V.	Willemstad, Curaçao
Bluewater Floating Production B.V.	Hoofddorp, The Netherlands
Bluewater Energy Services B.V.	Haarlemmermeer, The Netherlands
Bluewater International B.V.	Hoofddorp, The Netherlands
Bluewater (Malta) Ltd.	Valletta, Malta
Bluewater Offshore Production Systems N.V.	Willemstad, Curaçao
Bluewater Equipment Leasing Ltd.	Valletta, Malta
Bluewater (Glas Dowr) N.V.	Willemstad, Curaçao
Bluewater Services (UK) Ltd.	London, United Kingdom
Bluewater Operations (UK) Ltd.	London, United Kingdom
Bluewater (UK) Ltd.	London, United Kingdom
Bluewater (Floating Production) Ltd.	London, United Kingdom
Bluewater Offshore Production Systems Nigeria Ltd.	Lagos, Nigeria
Bluewater (Bleo Holm) N.V.	Willemstad, Curaçao
Bluewater (Munin) N.V.	Willemstad, Curacao
Bluewater (Haewene Brim) N.V.	Willemstad, Curacao
Lufeng Development Company ANS	Oslo, Norway
Pierce Production Company Ltd.	London, United Kingdom
Bluewater (New Hull) N.V.	Willemstad, Curaçao
Bluewater Oil & Gas Investments Ltd.	Lagos, Nigeria
Bluewater Manning Services Ltd.	London, United Kingdom
Bluewater Services International Private Ltd.	Singapore
Bluewater Offshore France S.A.S	Paris, France
Bluewater Norway ANS.	Oslo, Norway
Certain non-operating or dormant entities

        All consolidated group companies are 100% owned by the Company.

3.     Accounting Principles

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

(h)   Impairment of long-lived assets

        The Company periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets". Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, the Company will compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, the Company will record impairment losses to write the asset down to fair value, measured by the discounted estimated net future cash flows expected to be generated from the assets. During the 3 years ended December 31, 2004, no impairment losses have been recorded by the Company.

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

(k)   Tax lease benefits liability

        The tax lease benefits liability arises from the tax lease structures of the FPSO Uisge Gorm, the FPSO Glas Dowr, the process facilities on board the FPSO Bleo Holm and the process facilities on board the FPSO Haewene Brim and represents the amount that would need to be repaid to the lessor in the event of a voluntary termination of the prepaid leases. The liability declines over time as the tax benefits are realized by the lessor. Periodically, the Company assesses the likelihood of repayment of the voluntary early termination liability. As long as there is more than a remote possibility of early termination, the liability is recorded and is released to other operating income as the liability decreases over the lease term. Receipts from/payments to the lessor as result of changes in underlying variables such as market interest rates and corporate income tax are accounted for in the income statement as other operating income/expense.

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

        SFAS No. 133 prescribes requirements for designation and documentation of hedging relationships and ongoing retrospective and prospective assessments of effectiveness in order to qualify for hedge accounting. Hedge accounting is considered to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is 80 to 125% effective at offsetting the change in fair value due to the hedged risk of the hedged item or transaction. Measurement of amounts to be recorded in income due to ineffectiveness of hedges are based on the dollar-offset method as required by SFAS No. 133. No hedge ineffectiveness was recorded in 2004, 2003, or 2002.

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

(o)   Research and development costs

        Research and development costs are expensed in the period in which they are incurred. Research and development expenditures for the years 2004, 2003 and 2002 amount to approximately U.S.$450, and U.S.$450 and U.S.$400, respectively.

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

(s)   New Accounting Principles [    •    ]

FIN 46

        In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of APB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The FASB has amended FIN 46, now known as FIN 46 Revised December 2003 ("FIN 46R"). The requirements of FIN 46 or FIN 46R are effective to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003. Adopting FIN 46 and FIN 46R did not have a material impact on our consolidated financial statements.

SFAS 151

        In November 2004, the FASB issued Statement No. 151 ("SFAS 151"), "Inventory costs, an amendment of ARB No. 43, Chapter 4". SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense and waste and prohibits such costs from being capitalized in inventory. In addition, SFAS 151 requires that allocation of fixed production overheads to the inventory cost be based on the normal capacity of the production facilities. In accordance with the early adoption provisions of the statement, we will adopt SFAS 151 as of 2005. We do not anticipate that the adoption of SFAS 151 will have a material impact on our consolidated financial statements.

SFAS 153

        In December 2004, the FASB issued Statement No. 153 ("SFAS 153"), "Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29". SFAS 153 eliminates the exception in Opinion No. 29 for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that lack commercial substance. The statement will become effective in 2006 but we do not anticipate that the adoption of SFAS 153 will have a material impact on our consolidated financial statements.

SFAS 123

        In December 2004, the FASB issued SFAS No. 123 (revised 2004) ("SFAS 123"), concerning Share-Based Payment. SFAS 123 is a revision of Statement No. 123, "Accounting for Stock-Based Compensation", which was adopted by us in 2003. SFAS 123 supersedes APB Opinion No. 25, that allowed the use of the intrinsic value for measuring stock-based compensation expenses for stock issued to employees. SFAS 123 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123 contains certain changes compared with the original pronouncement. The provisions of this statements are effective for financial statements issued for fiscal years beginning after June 15, 2005. We do not anticipate that the adoption of SFAS 123 will have a material impact on our consolidated financial statements since the company currently does not have any stock-based compensation subject to SFAS 123.

4.     Operating Lease Arrangements for FPSOs

        The material terms of the Company's FPSO agreements and the related revenue recognition policies are as follows:

(a)   FPSO Uisge Gorm

        The FPSO Uisge Gorm fees earned consist of:

  •
  A facility fee per day which is fixed for the lease period on the basis of a maximum number of days' downtime per quarter. If the number of days' downtime per quarter exceeds a certain limit, the facility fee can be reduced by a maximum of 50%, unless the Company demonstrates practical best endeavors in restarting production. The facility fee is recognized on a straight-line basis over the lease period. The reductions for downtime, if any, are recognized quarterly when incurred.

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

(e)   FPSO Munin

        The FPSO Munin fees earned consist of:

  •
  In January 2004, Bluewater entered into a new service agreement with Conoco Phillips to deliver, install and operate the Munin on the Xijiang Field in the South China Sea using the FPSO's dynamic positioning system, which will enable us to avoid costs associated with installing a fixed mooring system. As a consequence, our existing service agreement with Statoil was suspended in July 2004. The Munin was relocated to the Xijiang Oil Field in September 2004 pursuant to the terms of the service agreement with Conoco Phillips and started operating on the field in October 2004. The new service agreement has a minimum term of 160 days and a maximum term of 190 days. Under the new agreement, we will be required to maintain a crew and operate the Munin. We receive a defined day rate of approximately U.S.$99,750 per day that consists of a facility fee and a fixed operating fee. We will also receive fixed ancillary fees to reimburse us for various costs associated the performance of our duties under the agreement. In order to receive the full facility fee, we must maintain a production rate of at least 50,000 barrels of oil produced per day and achieve an uptime of at least 97% in each month, unless otherwise agreed with Conoco Phillips. If our production level or uptime is below the applicable threshold, our facility fee will be reduced on a pro rata basis. The agreement with Conoco Phillips will end late March 2005. After production stop, the Munin will remain for a few days on the Xijiang field for assistance on decommissioning activities. When these are completed, the FPSO will sail to Lufeng and be re-connected to the mooring system. Production start-up is expected late April 2005.

  •
  An operational fee per day for the operation of the FPSO. The operational fee is recognized on a straight line basis over the lease term.

(f)    Contingent payments

        Contingent payments for the years 2004, 2003 and 2002 amounted to U.S.$156,252, U.S.$72,639 and U.S.$34,366, respectively.

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

        Haewene Brim.    The Company receives from Enterprise Oil/Shell a defined day rate of approximately U.S.$155 that consists of a facility fee for the provision of the FPSO and associated equipment (indexed to the pound sterling-U.S.$ exchange rate) and an indexed operating fee for the operation, maintenance and insurance of the vessel. Enterprise Oil/Shell is obligated to continue to make payments to the Company under its service agreement until the agreement expires in March 2014. The minimum guaranteed term of the service agreement expired in March 2004, permitting Enterprise Oil/Shell to terminate the agreement at any time upon 12 months' written notice.

        Munin.    In June 2004, Bluewater was awarded a contract extension by Statoil (Orient) Inc. for the production of hydrocarbons from the Lufeng Field in the South China Sea. The contract provides for the FPSO Munin to return to the Lufeng Field early in the second quarter of 2005 for a minimum fixed period of three years. After undergoing minor modifications and maintenance in the summer of 2004, the FPSO started to produce from October 26 on the Xijiang Field for Conoco Phillips China Inc. for a period of five to six months as a temporary replacement for the a third party FPSO. The FPSO Munin will utilize its full dynamic positioning (DP) capability for mooring and will re-use the Xijiang Field's existing fluid transfer system. During the temporary relocation of the FPSO Munin, sidetrack drilling on three existing wells will take place on the Lufeng Field. This new drilling technology facilitates production of new pockets of oil which should serve to extend the Lufeng Field's life. Under its current service agreement, the Company receives from Conoco Phillips a day rate of approximately U.S.$100 consisting of a facility fee plus tariff payments linked to the actual volume of oil produced.

5.     Tax Lease Structures for FPSOs Uisge Gorm, Glas Dowr, Bleo Holm and Haewene Brim

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

        The composition of these assets under financial lease is as follows:

	2004	2003
	(in U.S.$ thousands)
FPSOs	914,131	913,555
Accumulated depreciation	(297,564)	(246,105)

Balance December 31	616,567	667,450

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

6.     Cash and Cash Equivalents

        No restrictions on usage of cash exist.

7.     Accounts Receivable

        Accounts receivable are specified as follows:

	2004	2003
	(in U.S.$ thousands)
Trade	39,781	30,282
Less provision for uncollectable accounts	1,443	1,231

Net trade receivables	38,338	29,051

Related party	110	102

	38,448	29,153

        The movement in the provision for uncollectable accounts is as follows:

	2004	2003	2002
	(in U.S.$ thousands)
January 1	1,231	472	954
Additions	486	816	1,161
Release	(27)	(50)	(4)
Write offs	(247)	(7)	(1,639)

December 31	1,443	1,231	472

        Accounts receivable as presented under current assets mature within one year.

8.     Other Receivables

        Other receivables are specified as follows:

	2004	2003
	(in U.S.$ thousands)
Accrued income	16,779	12,340
Accrued gain on forward currency exchange contracts	1,607	4,396
Accrued interest in the fixed-to-floating interest rate swap	3,727	3,706
Other	2,754	3,953

Total	24,867	24,395

9.     Work in Process

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

        Work in process is specified as follows:

	2004	2003
	(in U.S.$ thousands)
Cost incurred on projects	63,440	39,148
Profit/(Loss) recognized, less loss provisions taken	3,984	(1,551)
Revenues recognized	67,424	37,597
Invoiced to customers	(62,029)	(33,850)

	5,395	3,747

Which is specified as follows:
Cost incurred in excess of billings (work in process)	13,847	8,068
Billings in excess of cost and unrealized income	(8,452)	(4,321)

	5,395	3,747

10.   Loan

        The loan was provided to a third party on November 13, 2003 for U.S.$100. On January 16, 2004 an additional amount of U.S.$50 was provided. Repayment is due on November 13, 2005. The loan bears an interest at a margin of 2.5% over Libor.

11.   Financial Investment

        On May 26, 2004, Bluewater International B.V. entered into an agreement with Emerald Energy Resources Ltd. ("Emerald"), a Nigerian incorporated oil company, for the acquisition of two million ordinary shares of Emerald at a price of U.S.$3.0 million. On November 25, 2004 Bluewater International B.V. obtained two million additional ordinary shares of Emerald at a price of U.S.$4.5 million. The investment represents approximately 8% of the authorized capital of Emerald and is stated at historical cost.

12.   Restricted Deposits

        The restricted deposits at December 31, 2004 and 2003 represent UK pound sterling deposits and U.S. dollars and are dedicated to act as security, primarily for the tax leasing structures entered into with respect to the FPSOs Uisge Gorm and Glas Dowr and the process facilities on board the FPSO Bleo Holm (see note 5). These deposits are released to free cash based on an agreed upon scheme between the contract parties.

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

13.   Tangible Fixed Assets

	FPSOs	Hulls	Machinery and Equipment	Office Equipment and Other Tangible Fixed Assets
	(in U.S.$ thousands)
Cost
January 1	1,297,578	54,797	51,670	4,789
Additions	24,585	—	—	300
Disposal	—	—	(13,281)	(54)
Translation result	51	—	—	117

December 31	1,322,214	54,797	38,389	5,152

Accumulated depreciation and impairment losses
January 1	328,218	—	51,670	3,456
Depreciation for the year	72,385	—	—	610
Disposal	—	—	(13,281)	(45)
Translation result	4	—	—	75

December 31	400,607	—	38,389	4,096

Net book value	921,607	54,797	—	1,056

	Fixed Assets under Construction	Total 2004	Total 2003
	(in U.S.$ thousands)
Cost
January 1	1,262	1,410,096	1,341,871
Additions	506	25,391	77,978
Disposal	(1,467)	(14,802)	(9,874)
Translation result	—	168	121

December 31	301	1,420,853	1,410,096

Accumulated depreciation and impairment losses
January 1	—	383,344	323,086
Depreciation for the year	—	72,995	61,976
Disposal	—	(13,326)	(1,808)
Translation result	—	79	90

December 31	—	443,092	383,344

Net Book Value	301	977,761	1,026,752

        During 2004, one hull was not in service and was therefore not depreciated. The hull is held for use in future FPSO projects. Considering the tight ship yard capacity for new built hulls around the world, and considering the level of tender activity for new FPSO projects, the hull is stated at historic cost and is not impaired.

        As of December 31, 2004, an amount of U.S.$55,973 (2003—U.S.$55,588) relating to capitalized interest is included in the cost value of the FPSOs and the hulls. Interest capitalized for the years 2004, 2003 and 2002 amounts to U.S.$385, U.S.$6,062 and U.S.$3,549 respectively.

        All FPSOs are subject to operating leases as disclosed in note 4.

        Certain FPSOs are held under tax lease structures as described in note 5.

        As of December 31, 2004, the gross carrying amount of certain machinery and equipment amounting to U.S.$38,389 and of certain office equipment amounting to U.S.$1,039 is fully depreciated. As of December 31, 2004, all these items are still in active use.

        The carrying amount of tangible fixed assets sold during December 31, 2004 amounted to US$1,467 (2003—U.S.$7,824).

14.   Debt Arrangement Fees

        Debt arrangement fees as of December 31, 2004 represent costs incurred relating to arranging and refinancing the long term corporate credit facility and the issuance of the 10 1/4% Senior Notes due 2012. At December 31, 2004, the net book value of the debt arrangement fees relating to the corporate credit facility and the 10 1/4% Senior Notes due 2012 amounts to U.S.$7,731 and U.S.$8,397, respectively. These fees are amortized on a straight line basis to interest expenses over the term of the facilities, 8 years for the corporate credit facility and 10 years for the 10 1/4% Senior Notes due 2012, respectively.

15.   Other liabilities and accrued expenses

        Other liabilities and accrued expenses are specified as follows:

	2004	2003
	(in U.S.$ thousands)
Accrued interest	13,235	13,160
Deferred revenues	15,909	6,181
Accrued expenses	27,430	25,156
Short term portion of pension liability	2,925	2,410
Other	731	1,571

Total	60,230	48,478

16.   Lines of Credit

        The Company has lines of credit with banks available amounting to U.S.$400,000 (2003—U.S.$480,000), which are substantially denominated in U.S. dollars. At December 31, 2004, these facilities were unused to an amount of U.S.$192,642 (2003—U.S.$230,892). The used portion of these credit facilities is presented as long-term loans in the balance sheet.

        The conditions to the lines of credit are disclosed with the related borrowings as presented under note 17.

17.   Long-Term Bank Loans

        Long-term bank loans at December 31, 2004 and 2003 represent loans as part of the lines of credit described under note 16, granted by a bank consortium for financing Bluewater's ownership of the FPSO's.

        At January 28, 2002, the Company refinanced its outstanding debt under a U.S.$450,000 revolving credit facility with funds drawn under an 8-year, U.S.$600,000 corporate credit facility. The corporate credit facility can be used to finance the construction of new FPSOs and, to a limited extent, for general corporate purposes. Interest is payable at a rate that is equal to a specified margin over LIBOR. The margin, which is currently 1.400%, varies from 1.300% to 1.700% depending, among other factors, on the amount outstanding under the facility. At December 31, 2004 the interest rate was 3.80%. The costs incurred in arranging the corporate credit facility have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the facility.

        The facility is primarily secured with mortgages over the FPSOs and assignments of incoming cash flows generated from contracts with clients concerning the FPSOs.

18.   10 1/4% Senior Notes due 2012

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

        Bluewater Finance Limited is a wholly owned finance subsidiary of the Company and each other subsidiary of the Company is wholly-owned, directly or indirectly, by the Company. The Company has no independent assets or operations. There are no significant restrictions on the ability of the Company or any other guarantor of the 10 1/4% Senior Notes due 2012 to obtain funds from its subsidiaries by dividend or loan. Neither Bluewater Finance Limited nor any of the guarantors of the 10 1/4% Senior Notes due 2012 (other than the Company) are restricted by any third party in their ability to transfer funds within the meaning of Rule 4-08(e)(3) of Regulation S-X. As a result, the guarantees of the 10 1/4% Senior Notes due 2012 meet the conditions of Rule 3-10(d) of Regulation S-X. The fair value of the 10 1/4% Senior Notes due 2012 at December 31, 2004 amounts to U.S.$365,150 and is based on the quoted market price.

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

        As of July 17, 2003, the Company entered into a fixed-to-floating interest rate swap transaction, with terms identical to those of the previous swap transaction, that enables the Company to swap the equivalents of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, the Company will receive payments that are calculated at a fixed rate of 10 1/4% and makes interest payments that are calculated at a floating rate that is equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%.

        The unamortized premium and discount of the 10 1/4% Senior Notes due 2012 amounts to U.S.$2,935 as of December 31, 2004.

19.   Long-Term Loans Related Party

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

  2.
  The loan carries interest at a rate of 7% per annum (2003—7%).

  3.
  Subject to certain permitted exceptions, interest amounts shall not be paid, but shall be added to the loan on a yearly basis.

  4.
  Before the repayment of the corporate credit facility, the Company shall not give any security for the repayment of the loan.

        The fair value of these loans at December 31, 2004 and 2003 amounted to U.S.$153,630 and U.S.$153,716, respectively. The fair value as of December 31, 2004 and 2003 has been determined by an independent bank, based on the discounted cash flow method assuming redemption in 5 equal annual installments as from December 2012.

20.   Tax Lease Benefits Liability

        For the year ended December 31, 2004, the liability to repay tax lease benefits declined by U.S.$7,072 (2003—U.S.$7,484). Other movements in the tax lease benefits liability result from fluctuations in currency exchange rates. Payments received from/made to the lessor resulting from fluctuations in market interest rates are accounted for in the statement of income as Other Operating Income/Expense.

21.   Employee Benefits Obligations

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

        The obligation resulting from defined benefit pension plans is determined using the projected unit credit method. Unrecognized gains and losses resulting from changes in actuarial assumptions are recognized as income (expense) over the expected remaining service life of the active employees, when these gains or losses exceed the 10% corridor of the pension benefit obligation. There were no plan terminations, curtailments or settlements for the year ended December 31, 2004 or 2003.

        Plan assets are incorporated in the insurance company's profit sharing plan, which is based on the fictitious yield of Dutch State Bonds. The insurer guarantees a minimum yield of 4%.

        The movement in the defined benefit obligations is as follows:

	2004	2003
	(in U.S.$ thousands)
Benefit obligation at January 1	16,577	9,943
Service cost	2,394	1,267
Interest cost	816	532
Plan participants' contributions	51	46
Actuarial gain	620	2,367
Benefits paid	(278)	(51)
Translation result	1,779	2,473

Benefit obligation at December 31	21,959	16,577

        The movement in plan assets is as follows:

	2004	2003
	(in U.S.$ thousands)
Fair value of plan assets at January 1	15,806	8,531
Actual return on plan assets	904	453
Employer contribution	2,343	2,371
Plan participants' contributions	51	46
Benefits paid	(278)	(51)
Translation result	1,655	4,456

Fair value of plan assets at December 31	20,481	15,806

        The following table reconciles the funded items of defined benefit plans to the amounts recognized in the balance sheet:

	2004	2003
	(in U.S.$ thousands)
Benefit obligation	21,959	16,577
Fair value of plan assets	(20,481)	(15,806)
Funded status	1,478	771
Unrecognized net actuarial loss	2,235	2,616
Accrued benefit cost	3,713	3,387

        Components of net periodic benefit cost:

	2004	2003	2002
	(in U.S.$ thousands)
Service cost	2,394	1,267	1,166
Interest cost	816	532	305
Expected return on plan assets	(754)	(453)	(319)
Recognized net actuarial gain	(79)	(113)	(155)

Net periodic benefit cost	2,377	1,233	997

        Principal actuarial assumptions used to determine pension obligations as of December 31, 2004 and 2003 were as follows:

	2004	2003
Discount rate	4.75%	5.0%
Expected return on plan assets	4.50%	4.5%
Wage and salary increases
25–34	3.0%	3.5%
35–44	2.5%	3.0%
45–54	2.0%	2.5%
55–64	1.5%	2.0%
Retirement benefit increases	1.80%	1.75%
Average employee turnover
25–34	7.0%	7.0%
35–44	6.0%	6.0%
45–54	4.0%	4.0%
55–65	0.0%	0.0%

        The accumulated benefit obligation as at December 31, 2004 amounted to U.S.$19,316 (2003—U.S.$14,805), of which U.S.$16,251 (2003—U.S.$11,221) is for active members. The benefits to be paid in the next four years together amount to U.S.$1,172 annually, and for the following six years together U.S.$3,288. All measurement dates are December 31, 2004. The expected contribution for 2005 amounts to U.S.$1,601. All benefits are insured conform Dutch pension law and no significant transactions have occurred between the Company and the plan during the period.

(b)   Defined Contribution Plan

        The group companies in the United Kingdom sponsor defined contribution plans based on local practice and regulations. The plans provide for contributions amounting to 5% of salary. The contributions relating to defined contribution plans are charged to income in the year to which they relate. For the years 2004, 2003 and 2002 contributions charged to income amount to U.S.$426, U.S.$453 and U.S.$370 respectively.

22.   Operations Expenses

        Operations expenses are specified as follows:

	2004	2003	2002
	(in U.S.$ thousands)
SPM contracts	66,664	38,720	55,162
FPSO contracts	247,409	147,035	90,147

	314,073	185,755	145,309

23.   Selling, General and Administrative Expenses

        Selling, general and administrative expenses are specified as follows:

	2004	2003	2002
	(in U.S.$ thousands)
Personnel	5,917	5,842	5,582
Marketing/Advertising	493	573	612
Professional advisory fees	1,187	1,171	1,395
Rent	354	362	376
Other	1,803	1,852	1,771

	9,754	9,800	9,736

24.   Personnel Expenses and Number of Personnel

        Personnel expenses are specified as follows:

	2004	2003	2002
	(in U.S.$ thousands)
Personnel on payroll:
Wages and salaries	29,491	26,311	20,368
Pension costs	3,360	2,334	1,367
Other social security contributions	2,769	2,282	2,196

	35,620	30,927	23,931

Personnel costs from temporary agencies	14,436	12,111	10,632

	50,056	43,038	34,563

        The average number of personnel employed by the group was 590 (2003—532, 2002—501) and is specified as follows:

	2004	2003	2002
	(in U.S.$ thousands)
Personnel on payroll:
Engineers	357	289	238
Sales	17	20	20
General and administrative	102	104	116

	476	413	374

Temporary agencies	114	119	127

	590	532	501

25.   Other Operating Income

        Other operating income represents primarily the release of the tax lease benefits liability and the receipts from/payments to the lessor as a result of fluctuation in market interest rates as disclosed in note 20.

26.   Income Taxes

        The income tax receivable relates to prepaid income taxes in the United Kingdom primarily, originating from 1995 which are collectable from the local tax authorities.

        The income tax liability at December 31, 2004 and 2003 is specified as follows:

	2004	2003
	(in U.S.$ thousands)
Current:
The Netherlands Antilles	129	1,480
United Kingdom	10	—
Other countries (the Netherlands, Malta, Norway)	597	386

	736	1,866

Deferred	—	—

	736	1,866

        The provision for income taxes is as follows:

	2004	2003	2002
	(in U.S.$ thousands)
Current taxes:
Domestic	(1,098)	123	582
Foreign	2,060	1,482	1,688

	962	1,605	2,270

Deferred taxes:
Foreign—operating loss carry forward	(2,600)	(2,900)	(24,863)
Foreign—other	(1,169)	232	(1,022)

	(1,431)	(2,668)	(25,885)

Total provision	(469)	(1,063)	(23,615)

        The reconciliation of the computation of the provision for income taxes at statutory tax rates to the effective provision for income taxes is as follows:

	2004	2003	2002
	(in U.S.$ thousands)
Income before income taxes:
Domestic	84,676	88,473	86,002
Foreign	(78,756)	(76,959)	(72,239)

	5,920	11,514	13,763

The Netherlands Antilles statutory tax rate	3%	3%	3%
Expected provision for income taxes at statutory tax rate	178	345	413
Increase (reduction) in income taxes from:
Difference between statutory tax rate and tax ruling	(1,277)	(222)	169
Foreign taxes	2,061	1,482	1,688
Deductions in foreign jurisdictions	(1,431)	(2,668)	(25,885)
Provision for income taxes	(469)	(1,063)	(23,615)

        Deductions in foreign jurisdictions relate primarily to the amortization of goodwill and interest expense on intercompany debt which resulted from the internal restructuring as disclosed in note 30(c). The change in 2004 resulted primarily from a change in the statutory tax rate in the Netherlands from 34.5% to 30.0%.

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

        At December 31, 2004 and 2003, the tax effects of temporary differences and carry forwards that gave rise to the Company's deferred income tax assets and liabilities are as follows:

	2004	2003
	(in U.S.$ thousands)
Tax loss carry forwards	86,400	83,800
Pensions	—	1,169
Interest rate swaps	86	936

Net deferred tax assets	86,486	85,905

        The tax loss carry forwards available to the Company relate primarily to the group companies in the Netherlands and do not expire. These tax loss carry forwards result primarily from the amortization of goodwill and interest expense on intercompany debt which resulted from the internal restructuring as disclosed in note 30(c). While the internal restructuring and Dutch tax treatment of the group companies remains subject to review by the Dutch tax authorities, based on ongoing discussions with the Dutch tax authorities, as disclosed in note 30(c), the amount of goodwill that will ultimately result from the internal restructuring and be amortized for income tax purposes, and the amount of interest bearing intercompany debt relating thereto, is potentially subject to decrease from the amounts that were originally applied in connection with the restructuring. Although the Company believes that its position with respect to the tax consequence of the internal restructuring remains strong, and while it continues to contend that it should be entitled to take advantage of the full amount of goodwill and deductible interest relating to the internal restructuring, the Company cannot record the full amount of the tax loss carry forwards relating thereto. Accordingly, the Company has recorded the minimum amount of tax loss carry forwards that it considers probable to result from its discussions with the Dutch tax authorities. No assurance can be given, however, that the Company will ultimately be able to realize the estimated amounts. Based on the Company's history of earnings, and because the tax loss carry forwards do not expire, the Company believes that it is more likely than not that the estimated amount of tax loss carry forwards and the deferred tax asset relating thereto will be fully realized and, accordingly, has not accounted for a valuation allowance.

27.   Segment Information

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

        For internal and external reporting purposes, the accounting principles applied are identical.

        The segment information per business segment is as follows:

	2004	2003	2002
	(in U.S.$ thousands)
FPSO
Revenues	370,241	258,182	219,093
Segment net income	6,161	14,519	50,426
Identifiable assets	1,249,003	1,273,136	1,248,772
Capital expenditures	24,771	76,611	89,206
Depreciation and amortization	72,940	61,653	52,994
Interest income and (expense)	(41,629)	(41,576)	(45,587)
Income taxes	(94)	(831)	(21,560)
SPM
Revenues	67,424	37,598	43,706
Segment net income/(loss)	228	(1,942)	(13,048)
Identifiable assets	54,034	47,770	30,525
Capital expenditures	620	1,367	5,899
Depreciation and amortization	55	323	1,044
Interest income and (expense)	44	(14)	136
Income taxes	(375)	(232)	(2,055)
Other
Revenues	—	—	—
Segment net income	—	—	—
Identifiable assets	483	630	523
Capital expenditures	—	—	—
Depreciation and amortization	—	—	—
Interest income and (expense)	—	—	—
Income taxes	—	—	—
Consolidated
Revenues	437,665	295,780	262,799
Segment net income	6,389	12,577	37,378
Identifiable assets	1,303,520	1,321,536	1,279,820
Capital expenditures	25,391	77,978	95,105
Depreciation and amortization	72,995	61,976	54,038
Interest income and (expense)	(41,585)	(41,590)	(45,451)
Income taxes	(469)	(1,063)	(23,615)

        Included in the 2003 SPM revenues is the revenue generated by the sale of the hull Paradise for an amount of U.S.$9,714.

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

        Customers accounting for 10% or more of consolidated revenue all relate to the FPSO segment and are as follows:

	2004		2003		2002
	(in U.S.$ thousands)%		(in U.S.$ thousands)%		(in U.S.$ thousands)%
Amerada Hess	45,544	10	46,204	16	48,659	19
Talisman	74,084	17	73,063	25	74,227	28
Enterprise Oil/Shell	—	—	—	—	57,757	22
Shell	163,477	37	75,514	26	—	—
PetroSA	67,813	16	40,261	14	—	—

        Revenues per geographical area are as follows:

	2004	2003	2002
	(in U.S.$ thousands)
FPSO
Europe	285,775	197,000	183,690
Asia	19,395	20,921	23,030
Africa	65,071	40,261	12,373

Total FPSO	370,241	258,182	219,093

SPM
Europe	31,826	11,004	4,869
Asia	21,295	16,473	14,070
Africa	6,229	8,440	24,767
South America	7,956	1,681	—
Other	118	—	—

Total SPM	67,424	37,598	43,706

Total	437,665	295,780	262,799

        The basis of attributing revenues to geographic areas is determined by the location of the vessel for FPSO revenues and the location of the customer for SPM revenues.

        Long-lived assets per geographical area are as follows:

	2004	2003
	(in U.S.$ thousands)
Europe	503,486	545,036
Asia	96,837	78,059
Africa	377,438	403,657

Total	977,761	1,026,752

28.   Financial Instruments

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

(a)   On-balance sheet instruments

        Financial instruments in the balance sheet substantially include accounts receivable trade, cash, deposits, long-term loans, short-term loans and accounts payable trade. The fair value of these financial instruments approximates their carrying value, unless indicated otherwise.

(b)   Interest Rate Swaps

        The Company has entered into interest rate swap agreements to mitigate interest rate risks on specific external debt. Interest rate swap agreements which convert floating interest rate exposures into fixed interest rate are designated as cash flow hedges. The cash flow hedge contracts outstanding at December 31, 2004 is a fixed interest rate payable—3.46%—and a U.S.$ denominated floating interest rate receivable which will mature in January 2006. Its fair value amounts to an obligation of U.S.$288. A corresponding amount is recorded as a negative component of accumulated other comprehensive income at December 31, 2004 which will be reclassified as a charge to income in the future as interest is paid on the underlying debt. Based on the nominal value of the swap at December 31, 2004, U.S.$850 is expected to be recorded as a charge to interest expense in the income statement for the year ending December 31, 2004. The fair value of the interest rate swap is based on quotes from an independent bank.

        In connection with the cash flow hedging activities, the Company has recorded a net transitional loss of U.S.$2,500 in other comprehensive income on adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), at January 1, 2001. There was no significant ineffectiveness relating to designated cash flow hedges during 2004, 2003 and 2002, and no component of the derivative instruments' gain or loss was excluded from the assessment of hedge effectiveness. As of July 17, 2003 the Company entered into a fixed-to-floating interest rate swap transaction, with terms identical to those of the previous swap transaction, that enables the Company to swap the equivalents of the fixed rate amount of interest that is payable on U.S.$335,000 aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, which is designated and accounted for as a fair value hedge, the Company receives payments that are calculated at a fixed rate of 10 1/4% and makes interest payments that are calculated at a floating rate that is equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%.

        For derivative financial instruments designated and that qualify as fair value hedges, changes in the fair value of the financial instrument and the change in the fair value of the hedged component offset each other in the balance sheet and income statement. The net result of the interest rate swap is recognized in the income statement. There was no significant ineffectiveness relating to the designated fair value hedge during 2004 and 2003 and no component of the derivative instruments' gain or loss was excluded from the assessment of hedge effectiveness.

(c)   Exchange Rate Sensitivity

        The Company's revenues are primarily denominated in U.S. dollars and, to a lesser extent, sterling and Euro. In 2004, approximately £77,092 (U.S.$140,699) of the Company's revenues was denominated in sterling and approximately €6,210 (U.S.$8,480) was denominated in Euro. Our expenses are denominated primarily in U.S. dollars and to a lesser degree, euro and sterling. The Company is exposed to fluctuations in foreign currency exchange rates, because a portion of its expenses and financial indebtedness is denominated in currencies that are different from our revenues. The Company's policy is to match, through our FPSO service agreements, the revenues in a particular currency with its operating costs in that currency, thereby minimizing the risk associated with fluctuations in foreign currency exchange rates. The Company also matches its indebtedness denominated in U.S. dollars with its revenues denominated in U.S. dollars. The Company purchases foreign currency exchange contracts from financial institutions to the extent of any residual exposure. The Company manages its outstanding currency exposure on a regular basis and nets these exposures across its operations as a group. Gains and losses related to specific currency transactions are recognized as part of its income from financing activities.

        The total contract/notional amount and the value of our foreign currency exchange contracts as of December 31, 2004 are as follows:

	Expected Maturity Date As of December 31, 2004
	Total	Fair Value
	(in U.S.$ thousands)
Forward Exchange Agreements
(Receive €/Pay U.S.$)
Aggregate Amount	37,603	38,917
(Receive NOK/Pay U.S.$)
Aggregate Amount	496	498
(Receive JPY/Pay U.S.$)
Aggregate Amount	539	537
(Receive ZAR/Pay U.S.$)
Aggregate Amount	531	529
(Receive £/Pay U.S.$)
Aggregate Amount	11,339	11,633

        These foreign currency exchange contracts mature on various dates through fiscal year 2005.

(d)   Repayment schedule for debt

        The following is a schedule of future repayments of debt for the next 5 years:

Year ending December 31, 2004
2005	—
2006	—
2007	47,358
2008	80,000
2009	80,000
Thereafter	335,000

Total	542,358

29.   Commitments

(a)   Rent obligations and operational lease agreements

        The Company leases buildings, office space and cars under various operating lease agreements extending through fiscal year 2014.

        The following is a schedule of future minimum rental payments for the next 5 years:

Year ending December 31, 2004
(in U.S.$ thousands)
2005	2,014
2006	1,547
2007	1,469
2008	1,283
2009	1,250
Thereafter	6,198

13,761

        Lease expenses for the years ended December 31, 2004, 2003 and 2002 under all operating leases amounted to approximately U.S.$2,625, U.S.$2,330 and U.S.$1,905 respectively. No contingent rental payments or clauses regarding any terms of renewal, purchase options, escalation clause or restrictions exist.

(b)   Guarantees

        The Company has guarantee facilities with banks available amounting to U.S.$50,483. At December 31, 2004, these facilities were used for a total amount of U.S.$17,549 (2003—U.S.$12,348) to provide bank guarantees to certain third parties.

(c)   Purchase commitments

        The Company has in its ordinary course of business activities entered into purchase commitments for the operations of the FPSOs and the activities in the SPM segment. As of December 31, 2004 there are no significant purchase commitments in connection with the acquisition of tangible fixed assets.

30.   Loss Contingencies

(a)   Tax lease structure

        Under certain specific events (involuntary termination or a successful challenge to the tax lease structure by the UK tax authorities), the tax lease benefits liability described in notes 5 and 20 and referred to in notes 12 and 25 may need to be repaid to the lessor at an amount greater than the carrying value of the liability. The likelihood that such specific events will occur is considered to be remote.

(b)   Claims

        From time to time, the Company is subject to various claims arising out of the ordinary course of business. At December 31, 2004, two significant claims existed against the Company involving claims alleging aggregate damages of U.S.$85.0 million. One claim relates to the alleged breach of a contract for the design of equipment. Another claim relates to the alleged failure of the Company to pay for additional work. Since the outcome of these claims is uncertain the Company cannot estimate a possible loss or range of loss. While the ultimate result of all such matters is not presently determinable, based upon current knowledge and facts, management does not expect that their resolution will have a material adverse effect on the Company's consolidated financial position or results of operation.

(c)   Internal restructuring and tax audit

        Effective January 1, 2000, we entered into an internal restructuring process. In connection with this restructuring, the economic interests in most of the assets and liabilities of certain non-Dutch consolidated group companies (the "selling companies") were sold to Bluewater Holding B.V., while legal title to the assets and liabilities transferred remained with the selling entities. The valuation of the assets and liabilities transferred was based on a valuation report prepared by an independent investment bank. The sales of these economic interests resulted for income taxes purposes only in intercompany profits at the level of the selling companies and the creation of a corresponding amount of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. Although extensive discussions were held with the tax authorities on the tax structure of the Dutch group companies and the internal restructuring, the tax structure of the Dutch group and the tax consequences of our internal restructuring became subject to a tax audit and remain subject to further review by the tax authorities.

        In May 2002, we received a draft audit report from the Dutch tax authorities. The draft tax audit report included certain proposed factual findings relating to the issue of whether our non-Dutch group companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not represent a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft tax report, the Dutch tax authorities assessed, in June 2002, additional taxes with respect to a Dutch group member for its 1998 and 1999 tax years and assessed, in November 2002, July 2003 and August 2003, additional taxes with respect to certain non-Dutch group members for their 1997, 1998, 1999 and 2000 tax years. The total amount of these assessments, including interest to their respective dates, was €135.4 million (U.S.$184.9 million) as of December 31, 2003.

        We have held discussions and corresponded with the Dutch tax authorities regarding their tax assessments, among other things. We believe that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities' position is based are incomplete and incorrect, and, in particular, that the assessment of such additional taxes as discussed above is contrary to certain favorable tax rulings which we have received from them. Accordingly, in July 2003, we filed with the Dutch tax authorities a response to their draft audit report and a transfer pricing report supporting our response and these discussions.

        In May and June 2004, we received from the Dutch tax authorities a number of revised assessments stating that for the majority of the companies within the Bluewater Group no taxes are required to be paid. These revised assessments thereby reduced the total amount of the outstanding assessments of the Bluewater Group from €135.4 million (U.S.$184.9 million), as of December 31, 2003, to €29.0 million (U.S.$40.0 million), as of December 31, 2004. We believe, however, that any assessment of additional taxes is incorrect, and that it is likely that it will prevail on the merits in any final determination of the assessments. We intend to continue to contest the imposition of any additional taxes and, if necessary, to seek administrative and judicial review of the assessments. Administrative and judicial review of the assessments in the Netherlands would likely take several years. We intend to withhold payment of such taxes pending final resolution of the issue. Although there can be no assurance that the relevant issues will ultimately be resolved in our favor, we believe that it is not likely that additional Dutch income taxes will be payable for the 1997, 1998, 1999 and 2000 tax years, and, accordingly, we did not accrue for the aforementioned tax assessments in the audited consolidated financial statements included herewith.

        In connection with the draft tax audit report, we are also in discussions with the Dutch tax authorities concerning our internal restructuring. In the course of such discussions, the Dutch tax authorities have confirmed to us that they will not seek to tax any capital gain that may be associated with the sale of relevant economic interests in connection with our internal restructuring, but instead will focus their analysis only on the amount of goodwill and deductible interest related to the internal restructuring and the percentage of goodwill and deductible interest from our internal restructuring that should ultimately be attributed to our non-Dutch activities. The outcome of such discussions could limit our ability to take advantage of future tax savings associated with our internal restructuring by limiting the amount of goodwill that we may amortize and the amount of interest we may deduct for tax purposes in future periods. However, based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, we estimate that it is currently probable that we will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$768.0 million of interest-bearing inter-company debt in connection with our internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes. In addition, in December 2001, U.S.$379.5 million of the inter-company indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that we may take advantage of in subsequent periods. Notwithstanding our current estimate, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on our actual tax position, because any such definitive quantification depends on a number of future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in any possible future challenge to our internal restructuring, as well as the outcome of any relevant proceedings. While we believe that it is probable that we will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions or any proceedings relating thereto will have a material adverse effect on our financial position, there can be no assurance in this regard and we could lose some or all of the future anticipated tax savings associated with our internal restructuring.

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

        At December 31, 2004, no uninsured events existed that will have a material adverse effect on the consolidated financial position or operations of the Company.

31.   Shareholder's Equity and Appropriation of Net Income

        The Articles of Incorporation provide that the result for the year is subject to a disposition to be decided at the Annual General Meeting of Shareholders. Each share (common and non-profit sharing five percent non-cumulative preference share) is entitled to cast one vote. The preference shares do not have preference rights in case of liquidation of the Company. Directors of the Company are authorized to decide upon the payment of an interim dividend by way of an advance on dividends expected. No dividend is proposed to be paid for 2004.

        Management proposes to add the net income for the year to retained earnings. This proposal has been reflected in the accompanying financial statements.

        There were no dividends declared in 2003 and 2002.

QuickLinks

TABLE OF CONTENTS
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
FORWARD-LOOKING STATEMENTS
PART I
  ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3: KEY INFORMATION
  ITEM 4: INFORMATION ON THE COMPANY
  ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7: MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS
  ITEM 8: FINANCIAL INFORMATION
  ITEM 9: THE OFFER AND LISTING
  ITEM 10: ADDITIONAL INFORMATION
  ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15: CONTROLS AND PROCEDURES
  ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B: CODE OF ETHICS
  ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES
  ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
  ITEM 16E: PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS
PART III
  ITEM 17: FINANCIAL STATEMENTS
  ITEM 18: FINANCIAL STATEMENTS
  ITEM 19: EXHIBITS
SIGNATURE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Aurelia Energy N.V. Consolidated Statements of Income
Aurelia Energy N.V. Consolidated Statements of Changes in Shareholder's Equity
Aurelia Energy N.V. Consolidated Statements of Cash Flows
Aurelia Energy N.V. Notes to Consolidated Financial Statements at December 31, 2004, 2003 and 2002 (all amounts in U.S.$ thousands, except share and per share amounts)