Form 20-F
period 2005-12-31
AURELIA ENERGY N V
filed 2006-03-31
CIK 1172374

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission file number 0-00000

AURELIA ENERGY N.V.

(Exact name of Registrant as specified in its charter)

AURELIA ENERGY N.V.

(Translation of Registrant’s name into English)

Netherlands Antilles

(Jurisdiction of incorporation or organization)

Landhuis Joonchi
Kaya Richard J Beaujun z/n
Curaçao, Netherlands Antilles
(599) 9736 6277

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Name of each exchange on which registered
None	Not Applicable

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

10 1/4% Senior Notes due 2012
Senior Subordinated Guarantees

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

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

We prepare our financial statements on a consolidated basis in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Our auditors conduct their audit of our consolidated financial statements in accordance with auditing standards generally accepted by the Public Company Accounting Oversight Board (United States). We have included in this annual report selected consolidated financial information as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and audited consolidated financial statements as of and for the years ended December 31, 2003, 2004 and 2005.

We have included in this annual report EBITDA amounts for certain periods, because we believe that EBITDA is a useful measure for certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements, and because we believe that it provides a useful measure of the level of profitability we achieve with our asset base. EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with U.S. GAAP. A reconciliation of the EBITDA amounts included herein to net income and net cash provided by operating activities (which are U.S. GAAP measures) is set forth under “Item 3: Key Information—(A) Selected Consolidated Financial Data—Notes”.

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

We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. When we use the terms “we”, “us”, “our” and words of similar import or the “Company”, we are referring to Aurelia Energy N.V., itself, or to Aurelia Energy N.V. and its consolidated subsidiaries, as the context requires. When we refer to “Aurelia Holding N.V.”, the registered shareholder of 100.0% of our outstanding voting shares, with respect to dates on or after January 28, 2003, we are referring to Aurelia Holding N.V. in liquidation. When we use the terms “own” and “owns”, with respect to our FPSOs and FPSO hull, we are referring to:

•       ownership of both the hull and the topsides in the case of the Uisge Gorm, the Glas Dowr,  the Munin, the Bleo Holm, the Haewene Brim, and a 55% ownership interest in Jotun A, and

•       ownership of the hull in the case of the Aoka Mizu.

References to “dollars”, “U.S. dollars” and “U.S.$” are to the currency of the United States, references to “euro” and “€” are to the single currency of the member states of the European Communities that have adopted the euro as their lawful currency under the legislation of the European Community relating to the Economic and Monetary Union and references to “£” and “sterling” are to the currency of the United Kingdom. In this annual report, we have translated certain euro amounts into U.S. dollars at an exchange rate of €1.00 to U.S.$1.1845 and certain sterling amounts into U.S. dollars at an exchange rate of £1.00 to U.S.$1.7204, which were the noon buying rates in New York City for cable transfers in those foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005. You should not construe these translations as representations that the euro or sterling amounts actually represent such U.S. dollar amounts or that we could convert these amounts into U.S. dollars at the rates indicated. On March 30, 2006, the applicable noon buying rates were €1.00 to U.S.$1.21 and £1.00 to U.S.$1.74.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of, and which have been made pursuant to, the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this annual report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets where we participate or are seeking to participate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “anticipate”, “seek” or similar expressions or the negative thereof, are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond our control, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

•       the level of oil reserves contained in the oil fields on which we operate our FPSOs and the performance of those fields in general;

•       levels of capital expenditures by the oil industry on offshore exploration and production activities;

•       our future capital need and our ability generally to finance in an optimal manner the expansion of our business;

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

Additional factors that could cause actual results, performance or achievements to differ materially include, but are not limited to, those discussed under “Item 3: Key Information—(D) Risk Factors” and elsewhere in this annual report. We caution you not to place undue reliance on these forward-looking statements which reflect our management’s view only as of the date of this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

PART I

ITEM 1:               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2:               OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:               KEY INFORMATION

(A)   Selected Consolidated Financial Data

The following table presents our selected financial data on a consolidated basis as at and for each of the years ended December 31, 2001, 2002, 2003, 2004 and 2005. We have extracted the following selected financial data from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, for the periods indicated. You should read the following selected consolidated financial data in conjunction with the information contained in “Item 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the notes thereto included elsewhere in this annual report.

	As at and for the year ended December 31,
	2001	2002	2003	2004	2005
	(in U.S.$ thousands, except ratios and share and per share amounts)
Income Statement Data:
Revenues	197,317	262,799	295,780	437,665	398,990
Operations expenses	83,795	145,309	185,755	314,073	255,597
Selling, general and administrative expenses	9,467	9,736	9,800	9,754	11,310
Other operating income	(3,375)	(4,046)	(4,014)	(3,738)	(30,702)
Depreciation of tangible fixed assets and amortization of intangible fixed assets	58,335	54,038	61,976	72,995	94,953
Total operating expenses	148,222	205,037	253,517	393,084	331,158
Operating income	49,095	57,762	42,263	44,581	67,832
Interest income	5,188	3,447	3,530	3,355	3,550
Interest expense	(28,776)	(48,898)	(45,120)	(44,940)	(54,464)
Currency exchange results	5,759	1,452	10,841	2,924	(14,873)
Total financial income and expenses	(17,829)	(43,999)	(30,749)	(38,661)	(65,787)
Income before income taxes	31,266	13,763	11,514	5,920	2,045
Income taxes	(32,614)	(23,615)	(1,063)	(469)	(16,421)
Income before minority interest	63,880	37,378	12,577	6,389	18,466
Minority interest	—	—	—	—	5,163
Net income	63,880	37,378	12,577	6,389	13,303
Number of common B shares outstanding	136,000	136,000	136,000	136,000	136,000
Net income per common B shares outstanding	470	275	92	47	98
Balance Sheet Data:
Cash and cash equivalents	15,713	23,024	32,937	41,987	43,026
Fixed assets(1)	977,700	1,018,785	1,026,752	977,761	1,274,961
Total assets	1,189,187	1,279,820	1,321,536	1,303,520	1,529,685
Total debt(2)	546,577	581,103	587,455	545,293	715,192
Subordinated Marenco loan	117,616	125,849	134,659	142,085	147,031
Share capital(3)	170,000	170,000	170,000	170,000	170,000
Shareholders’ equity (net assets)	424,704	460,191	475,388	481,745	495,482
Cash Flow Data:
Net cash provided by operating activities	73,719	84,420	71,920	71,661	108,616
Net cash (used in) investing activities	(285,102)	(95,105)	(65,142)	(18,744)	(306,780)
Net cash provided by (used in) financing activities	203,275	20,018	5,807	(40,282)	202,412
Other Financial Data and Ratios:
EBITDA(4)	107,430	111,800	104,239	117,576	162,785
Capital expenditures, net(5)	13,647	95,105	69,912	23,915	392,249
Cash interest paid(6)	20,738	41,829	39,722	35,169	39,930
Ratio of EBITDA to cash interest paid	5.18x	2.67x	2.62x	3.34x	4.08x
Ratio of net debt to EBITDA(7)	4.94x	4.99x	5.32x	4.28x	4.13x
Ratio of earnings to fixed charges(8)	2.14x	1.22x	1.15x	1.18x	1.09x

Notes:

(1)          “Fixed assets” includes tangible fixed assets as presented in the consolidated balance sheet.

(2)          “Total debt” includes all indebtedness other than the subordinated Marenco loan. The following table presents a reconciliation of total debt to our long-term bank loans, our 10 1/4% Senior Notes due 2012, the short-term portion of our long-term bank loans, the unsubordinated Marenco loan and our short-term bank loan for the periods indicated.

	For the year ended December 31,
	2001	2002	2003	2004	2005
	(in U.S.$ thousands)
Long-term bank loans	495,162	324,733	249,108	207,358	356,266
10 1/4% Senior Notes due 2012	—	256,370	338,347	337,935	306,810
Short-term portion of long term-bank loans	47,828	—	—	—	52,116
Unsubordinated Marenco loan	3,587	—	—	—	—
Total debt	546,577	581,103	587,455	545,293	715,192

(3)          No dividends were declared in the years presented.

(4)          “EBITDA” is defined as operating income (loss) plus depreciation and amortization. This definition deviates from other definitions of EBITDA used by some other companies, as it excludes interest income and currency exchange results. We believe this definition is more appropriate since it provides investors with a helpful measure for comparing our operating performance with that of other companies in our industry. EBITDA is presented as additional information because we believe that it is a useful measure for certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. We also believe that it provides a useful measure of the level of profitability we achieve with our asset base. EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with U.S. GAAP. The following table presents a reconciliation of our EBITDA to net income and net cash provided by operating activities for the periods indicated.

	For the year ended December 31,
	2001	2002	2003	2004	2005
	(in U.S.$ thousands)
EBITDA	107,430	111,800	104,239	117,576	162,785
Depreciation of tangible fixed assets and amortization of intangible assets	(58,335)	(54,038)	(61,976)	(72,995)	(94,953)
Financial income and expense	(17,829)	(43,999)	(30,749)	(38,661)	(65,787)
Income taxes	32,614	23,615	1,063	469	16,421
Minority interest	—	—	—	—	(5,163)
Net income	63,880	37,378	12,577	6,389	13,303
Adjustments to reconcile net income to cash provided	27,448	26,987	57,930	74,813	107,932
Changes in operating assets and liabilities, net of effect of acquisitions	(17,609)	20,055	1,413	(9,541)	(12,619)
Net cash provided by operating activities	73,719	84,420	71,920	71,661	108,616

(5)          “Capital expenditures, net” represents additions to fixed assets less disposals of fixed assets and excludes the acquisitions of the Haewene Brim, the Munin and their related operating companies. The following table presents a reconciliation of “capital expenditures, net” to additions to tangible fixed assets, disposals of tangible fixed assets and accumulated depreciation of disposals of tangible fixed assets for the periods indicated.

	For the year ended December 31,
	2001	2002	2003	2004	2005
	(in U.S.$ thousands)
Additions to tangible fixed assets	13,647	95,105	77,978	25,391	392,276
Disposals to tangible fixed assets	—	—	(9,874)	(14,802)	(29)
Accumulated depreciation of disposals of tangible fixed assets	—	—	1,808	13,326	2
Capital expenditures, net	13,647	95,105	69,912	23,915	392,249

(6)          “Cash interest paid” is defined as interest expense, plus capitalized interest, less accrued interest on the subordinated and unsubordinated Marenco loans, less amortization of debt arrangement fees and less the ineffective portion of hedges recognized in earnings and is disclosed as an additional cash flow disclosure in the consolidated statements of cash flow in the audited consolidated financial statements included in this annual report.

(7)          “Net debt” is defined as total debt as calculated in Note 2 above, less cash and cash equivalents.

(8)          “Earnings” is the amount of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges, plus amortization of capitalized interest, plus distributed income to equity investees, plus the share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized, less preference security dividend requirements of consolidated subsidiaries, less the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. “Fixed charges” means the sum of the following: (a) interest expensed or capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries. The term “preference security dividend” is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities, computed as the amount of the dividend divided by one minus the effective income tax rate applicable to continuing operations.

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

We generate the majority of our revenues from the contract payments that we receive for the provision of FPSOs and related services under our existing service agreements and bareboat agreements. Our FPSO fleet currently consists of six high specification FPSOs (Bleo Holm, Uisge Gorm, Glas Dowr, Haewene Brim, Munin and a 55% ownership interest in Jotun A) that have been contracted to oil companies pursuant to service agreements and bareboat agreements. It should be noted that the terms bareboat agreement, bareboat charter and charter agreement are used interchangeable. This type of agreement involves the provision of an FPSO whereby the charterer is responsible for the operations, whereas under a service agreement we provide and operate the vessel.

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

Our FPSO and SPM projects may be subject to delays and cost overruns due to delays in equipment deliveries, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, shortages of materials or skilled labor or labor unrest. Our FPSO projects may be particularly susceptible to cost overruns and delays due to the engineering and construction uncertainties inherent in the development and modification of FPSOs. Based on our experience, we believe that the cost of constructing a high specification FPSO (including the cost of procuring and converting a hull) ranges from U.S.$250.0 million to U.S.$350.0 million, though larger and more complex FPSOs may have higher construction costs. The cost of modifying an existing FPSO depends to a large degree on the scope and nature of the work to be performed. In the past, we have experienced cost overruns and delays in connection with the development and modification of our FPSO fleet. See “Item 4: Information on the Company—(B) Business Overview—FPSO Business—FPSO Fleet and FPSO Hull—Glas Dowr” and “Item 5: Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources—Capital Expenditures”. Some of the delays and budget overruns that we have experienced have been due to factors beyond our control. There can be no assurances that we will not experience material cost overruns or delays in the future. Because we bid our service agreements and SPM delivery contracts at fixed prices, any cost overruns or delays may require us, among other things, to seek to incur additional indebtedness to complete a project and may make it more difficult for us to be awarded projects or to secure financing for projects in the future. In addition, because we generally earn contract payments after the date of first oil, material project delays could adversely affect the timing of the revenues we receive under our new service agreements and, consequently, could affect our ability to service any indebtedness incurred in connection with the project. As a result, significant cost overruns or delays could have a material adverse effect on our liquidity, financial condition and results of operations. There can be no assurance that we would be able to fund any delays or overruns, through the incurrence of indebtedness or otherwise, or that such funds would be provided on favorable terms.

We are subject to competition which could limit our ability to maintain or increase our market share or to maintain our prices at profitable levels.

We operate in markets that are highly competitive and subject to business cycles. Most of our service agreements and SPM delivery contracts are obtained through a competitive bidding process which is standard for the industry in which we operate. We compete with both international and local companies. While price is a major factor influencing whether we are awarded an FPSO or SPM contract, other important factors include equipment availability, service quality, technological capacity, performance, reputation (particularly with respect to safety and performance), customer relations, long-standing relationships and experience of personnel. Some of our competitors may be better positioned to withstand and adjust more quickly to volatile market conditions, such as fluctuations in oil prices and exploration and production levels or changes in government regulations. In addition, the FPSO market is characterized by long lead times for construction and competition in obtaining service agreements. FPSOs have few alternative uses and, because of their nature and the environment in which they operate, have relatively high capital costs, whether or not operating. Because these costs are essentially fixed, and in order to avoid additional expenses associated with temporarily idling or “stacking” our FPSOs, we may from time to time be required to bid our products and services for operation or delivery at unattractive rates. See “Item 4: Information on the Company—(B) Business Overview—Competition”. We cannot predict the future level of demand for our products or services.

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

Depending on competitive conditions and other factors, we seek to obtain indemnity agreements from our customers who require them to hold us harmless in the event of loss of production, reservoir damage or liability for pollution that originates below the surface of the water. We generally rely on these indemnities to protect us from risks which are uninsurable or insurable only at rates which we believe are uneconomical. When obtained, these contractual indemnifications may include cross-indemnification provisions, and the obligations thereunder may not be supported in all cases by adequate insurance maintained by the customer or required to be maintained by us. We have agreed to indemnify each of Amerada Hess in the case of the Uisge Gorm and Statoil and Conoco Phillips in the case of the Munin, subject to amount limitations in the respective service agreements, in respect of pollution emanating from our FPSOs and certain other equipment which we have supplied. Each of Amerada Hess and Statoil has agreed to indemnify us with respect to the foregoing in excess of those amount limitations and in respect of pollution emanating from the field, reservoir or wells (in the case of the current service agreement with Statoil relating to the Munin, subject to certain exceptions). Under our service agreements with PetroSA and Conoco Phillips, we have agreed to indemnify PetroSA and Conoco Phillips, respectively, subject to amount limitations, in respect of pollution emanating from our FPSO, shuttle tankers and certain subsea and other equipment, and PetroSA and Conoco Phillips have each agreed to indemnify us with respect to the foregoing in excess of those amount limitations (subject to an exclusion in the event our insurer denies coverage) and in respect of pollution emanating from wells and certain subsea and other equipment. In the case of the Haewene Brim, we have agreed to indemnify Enterprise Oil/Shell in respect of certain pollution emanating from our FPSO (unrelated to oil from the field) and certain other equipment we have supplied, and Enterprise Oil/Shell has agreed to indemnify us for pollution relating to oil from the field. In the case of Jotun A, and the Bleo Holm the charterer has agreed to indemnify us and hold us harmless against any lien of whatsoever nature arising upon the vessel during the charter period, arising out of or in relation to the operation of the vessel by the charterer, including but not limited to claims from third parties against the Company caused by pollution or personal injury. These indemnity arrangements may not protect us in all circumstances.

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

We have and will continue to have a substantial amount of indebtedness outstanding. Our total debt (which excludes the subordinated Marenco loan), consolidated total assets and shareholders’ equity as of December 31, 2005 was U.S.$715.2.million, U.S.$1,529.7 million and U.S.$495.5 million, respectively, and our ratio of earnings to fixed charges was 1.09x for the year ended December 31, 2005.

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

Effective January 1, 2000, we entered into an internal restructuring process. In connection with this restructuring, the economic interests in most of the assets and liabilities of certain non-Dutch consolidated group companies (the “selling companies”) were sold to Bluewater Holding B.V., while legal title to the assets and liabilities transferred remained with the selling entities. The valuation of the assets and liabilities transferred was based on a valuation report prepared by an independent investment bank. The sales of these economic interests resulted in intercompany profits at the level of the selling companies and the creation of a corresponding amount of (amortizable) goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. Although extensive discussions were held with the tax authorities on the internal restructuring, the tax consequences of our internal restructuring became subject to a tax audit and remain subject to further review by the tax authorities.

In 2002 and 2003 the Dutch tax authorities issued tax assessments with respect to certain non-Dutch group members pertaining to the 1997, 1998, 1999 and 2000 tax years, for a total amount of €137.9 million (U.S.$163.3 million), based on the position that these group companies, prior to and at the time of the restructuring, were residents of the Netherlands for Dutch tax purposes or had a taxable presence in the

Netherlands. We filed a letter of objection to these assessments and engaged in further discussions with the Dutch tax authorities, in response to which these assessments have been reduced to zero.

The Dutch tax authorities also issued assessments with respect to one of the Dutch group companies in respect of the years 1998 and 1999 based on their assertion that certain transfer pricing adjustments were required. These assessments claimed additional tax payments were required in an aggregate amount of €23.3 million (U.S.$27.6 million). Based upon a letter of objection against these assessments and subsequent discussions on this issue, the tax authorities have issued decisions in February and March 2006 to eliminate these additional tax assessment amounts, thereby reducing the assessments to the amounts that are equal to amounts originally shown in the tax returns as filed.

Prior to and after the restructuring that took place in 2000 we have also had extensive discussions with the Dutch tax authorities concerning the amount of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. pursuant to the restructuring transactions, and the amount of goodwill carried at one of the non-Dutch group companies at the date it was redomiciled to the Netherlands as part of the same restructuring. In 2005 we received tax assessments for these two companies for the tax year 2000 based on the tax authorities’ view that no goodwill should be attributed to these companies and that, accordingly, the amount of intercompany debt and interest expense at the level of Bluewater Holding B.V. should be reduced. We have filed letters of objection against these assessments and had subsequent discussions with the Dutch tax authorities. In February 2006, we received decision letters from the Dutch tax authorities accepting some goodwill at the level of the redomiciled non-Dutch group company but no goodwill at the level of Bluewater Holding B.V., and at the same time reducing its intercompany debt and related interest expense by a corresponding amount. We continue to vigorously contest the imposition of any additional taxes and have started legal proceedings to have the assessments reviewed. Such judicial review in the Netherlands may take a considerable period of time. As is permitted under Dutch law and regulations, we intend to withhold payment of amounts in respect of contested tax assessments pending final resolution of the issue.

As of January 1, 2004 Dutch tax law contains so-called thin-capitalization, or ‘thin cap’ rules that may operate to restrict the deductibility of interest on intercompany debt (including external debt that is guaranteed by an affiliated company). In order, among other things, to defer applicability of the Dutch thin cap rules until December 31, 2004 and periods thereafter, the fiscal years of all Bluewater’s Dutch group companies were changed, although no assurance can be given that this measure will be effective to preclude applicability of the thin cap rules to such companies in respect of periods prior to December 31, 2004. As the disallowed portion of the interest deduction depends significantly on the debt-equity ratio of the relevant entity at the beginning and the end of any financial year, it is clear that the outcome of the dispute with the Dutch tax authorities concerning the relevant goodwill amount (and the annual amortization amount resulting therefrom) and the corresponding intercompany debt amount will have a significant impact on the effect of the thin cap rules on Bluewater Holding B.V.

The outcome of these discussions and judicial proceedings, which may take a considerable period of time, could limit our ability to take advantage of future tax savings associated with our internal restructuring by limiting the amount of goodwill that we may amortize and the amount of interest that we may deduct for tax purposes in future periods. In addition, the outcome of our dispute with respect to thin cap rules may limit the amount of deductible interest for the tax year 2004 and subsequent periods. Based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, however, we estimate that it is currently probable that we will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$724.0 million of interest bearing inter-company debt in connection with our internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes, subject to the potential application of the thin cap rules as of 2004. Notwithstanding our current estimates, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on our actual tax position, because such definitive quantification depends on a number of possible future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in the anticipated legal proceedings, as well as the outcome of such proceedings. In addition, in December 2001, U.S.$379.5 million of the inter-company indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that we may take advantage of in subsequent periods, at the same time increasing the equity amount for application of the thin cap rules as of 2004. While we believe that it is probable that we will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions and the pending proceedings relating thereto will have a material adverse effect on our financial position, there can be no assurance in this regard and we could lose some or all of the future anticipated tax savings associated with our internal restructuring.

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

In 2004, certain of our competitors initiated injuction proceedings in the district court in The Hague in respect of an alleged infringement of intellectual property rights. The court rejected the claim, and currently the alleged claim is under appeal in the Court of Appeal. We expect the Court of Appeal to release its judgment mid May 2006. With respect to the patents at stake, we have received advice from our patent agent that our product design does not infringe upon any valid claim of the patent. In support of these proceedings we, in consultation with our patent advisors, initiated proceedings to obtain the decision of the Court that one of the patents relied upon by these competitors is declared null and void. Meanwhile our competitors also started proceedings at the same Court requesting a judgment on the merits of their case. The above proceedings are running in parallel with the European patent application of our competitor that was the subject of our opposition proceeding. Both parties have appealed against the findings of the European Patent Office in Munich.

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

Our future success will depend to a significant extent on our executive officers and other key management personnel. In addition, the success of any potential acquisitions may depend, in part, on our ability to retain management personnel of the acquired companies. Although we have employment agreements with several of our executive officers and key personnel, including Mr. Hugo Heerema, there can be no assurance that we will be able to attract or retain qualified management in the future. See “Item 6: Directors, Senior Management and Employees—(A) Directors and Senior Management”.

Our share capital is indirectly held by a single beneficial shareholder that is prohibited from dismissing or replacing Mr. Hugo Heerema as the sole member of the management board of Bluewater Holding B.V. without his prior written consent.

We are beneficially owned by the Jacaranda Trust, an irrevocable discretionary trust of which Mr. Hugo Heerema and certain members of his immediate family are beneficiaries. Documentation relating to the Jacaranda Trust provides for the transfer of the Jacaranda Trust’s beneficial interest in us to Mr. Heerema in certain circumstances and prohibits the trustees of the Jacaranda Trust from exercising their powers in a manner that would result in Mr. Heerema being dismissed or replaced as the sole member of the management board of Bluewater Holding B.V. without his prior written consent. The management board of Bluewater Holding B.V. is generally responsible for setting our policies and managing our general affairs and business. See “Item 6: Directors, Senior Management and Employees” and “Item 7: Major Shareholder and Related Party Transactions”. Your interests may be different from the interests of the Jacaranda Trust, its trustees or its beneficiaries or the interests of Mr. Heerema.

ITEM 4:               INFORMATION ON THE COMPANY

(A)   History and Development of the Company

We are Aurelia Energy N.V., a holding company with no independent operations, and its subsidiaries, a group of companies that comprise a specialized service provider to and operator in the offshore oil industry. We operate under the name “Bluewater” and are a leader in the design, development, ownership and operation of FPSOs, which we operate for oil companies under medium- and long-term service agreements, and the design, development, project management and delivery of SPM systems.

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

Descriptions of recent important developments in our business and our capital expenditures are included under “—(B) Business Overview” and “Item 5: Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources—Capital Expenditures”. A description of our operating subsidiaries is included under “Item 10: Additional Information—(I) Subsidiary Information”.

(B)   Business Overview

Overview of Operations

We conduct our operations principally through two businesses that we staff and resource according to market conditions and our business needs. These businesses consist of our:

•       FPSO business. Our FPSO business earns revenues from the design, development and operation of FPSOs pursuant to medium-and long-term service agreements with oil companies. Under these agreements, we generally are paid a defined day rate consisting of a fixed facility fee that covers the rental of the FPSO and associated equipment and an indexed operating fee that covers the cost of operating, maintaining and insuring the vessel. We may also receive additional tariff payments based on oil or water production or gas lift volumes (or a combination of those volumes), bonus payments that relate to the prevailing price of oil and certain other fees. The medium- to long-term profile of our service agreements provides us with stable and predictable revenues. During the term of these agreements, the revenues from our FPSO business are generally significantly insulated from fluctuations in the price of oil and changes in the levels of exploration and production activities of oil companies. Our FPSO fleet currently consists of six high specification FPSOs (Uisge Gorm, Bleo Holm, Glas Dowr, Haewene Brim, Munin and a 55% ownership interest in FPSO Jotun A) that we have contracted to oil companies under service agreements or bareboat agreements and one FPSO hull (Aoka Mizu). We recently entered into a service agreement under which we will convert the Aoka Mizu into an FPSO. In 2003, 2004 and 2005, our FPSO business generated 87.3%, 84.6% and 83.7% of our revenues, respectively, 115.4%, 96.4% and 364.9% of our net income, respectively, and 102.6%, 100.6% and 122.0% of our EBITDA, respectively.

•       SPM business. Our SPM business earns revenues from the design, development, project management and delivery of SPM systems under our SPM delivery contracts. We have developed a number of different types of SPM systems for oil companies and contractors around the world, resulting in the delivery of more than 60 SPM systems since our founding. Because SPM systems are integral to the operation of FPSOs in harsh environments, and because they form an important link in the oil production chain, we believe that it is important to preserve our core SPM capabilities for use in connection with future FPSO projects. In 2003, 2004 and 2005, our SPM business generated 12.7%, 15.4% and 16.3% of our revenues, respectively, (15.4%), 3.6% and (264.9)% of our net income, respectively, and (2.6%), (0.6%) and (22.0%) of our EBITDA, respectively.

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

	For the year ended December 31,
	2003		2004		2005
	(in U.S.$ thousands, except percentages)
FPSO business:
Europe	197,000	66.6%	285,775	65.3%	241,706	60.6%
Asia	20,921	7.1%	19,395	4.4%	31,851	8.0%
Africa	40,261	13.6%	65,071	14.9%	60,250	15.1%
Other	—	—	—	—	21	0.0%
Total	258,182	87.3%	370,241	84.6%	333,828	83.7%
SPM business:
Europe	11,004	3.7%	31,826	7.3%	5,935	1.5%
Asia	16,473	5.6%	21,295	4.9%	31,719	7.9%
Africa	8,440	2.9%	6,229	1.4%	24,565	6.2%
America	1,681	0.6%	7,956	1.8%	2,886	0.7%
Other	—	—	118	0.0%	57	—
Total	37,598	12.7%	67,424	15.4%	65,162	16.3%
Total	295,780	100.0%	437,665	100.0%	398,990	100.0%

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

•       Our service and bareboat agreements produce stable and predictable EBITDA streams. We operate our FPSOs for oil companies pursuant to medium- and long-term service and bareboat agreements, under which payments are generally made on the basis of defined day rates that consist of a fixed facility fee for the rental of the FPSO and associated equipment and an indexed operating fee for the operation and maintenance of the vessel during the minimum contract period. Our service and bareboat agreements generally require oil companies to make contract payments irrespective of the price of oil or whether the field is producing oil. These contract payments result in stable and predictable EBITDA streams. Our service and bareboat agreements also allow oil companies to continue to use our FPSOs at the end of the minimum contract period based on predetermined economic terms. The extendibility of our service and bareboat agreements provides oil companies with flexibility in developing their reservoir strategies using our FPSOs, while their predetermined economic terms enhance the stability of our EBITDA streams.

•       Our service and bareboat agreements are backed by high quality assets. Our six existing FPSOs are engineered for use in harsh environments and designed to satisfy the most stringent regulatory and environmental standards. Since commencing operations, our FPSOs have experienced negligible weather downtime and have generally maintained high operating uptimes while producing on-field. The technical, regulatory and environmental standards to which our FPSOs were built would currently permit us to operate them in most offshore oil producing regions, including the offshore fields of the North Sea, South Africa, West Africa, Brazil, Asia, Australia and the U.S. Gulf of Mexico. Due to their original technical specifications and ability to be overhauled, we believe that our FPSOs will be able to operate beyond the expected production profiles of their fields.

•       We have a successful track record in the development of new FPSOs and SPM systems. We are an industry leader in the development and operation of FPSOs and the development of SPM systems, having been one of the early entrants to these markets. Since 1985, we have successfully developed six FPSOs after entering into service agreements with various oil companies, and we have developed and delivered over 60 SPM systems worldwide. Our customers have included Amerada Hess, Enterprise Oil/Shell, Statoil, TotalFinaElf, ExxonMobil, PetroSA, Shell, Talisman, Texaco and Conoco Philips. We believe that our track record, resource depth and focus make us one of the leading developers of FPSOs and SPM systems and will provide us with access to the new development opportunities currently arising in deepwater oil production.

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

FPSO Business

Service and bareboat Agreements

Our FPSO business focuses on the design, development, ownership and operation of FPSOs pursuant to medium- and long-term service and bareboat agreements with oil companies. Our service and bareboat agreements establish from the outset the functional specifications that our FPSOs must meet and are entered into before the FPSO development process begins. Our responsibility is to deliver an FPSO that complies with these specifications and to install a fully operational unit. Under our service agreements, we are responsible for performing the operations of the FPSO, for managing the interface between the unit and subsea facilities and offloading systems and for decommissioning the FPSO upon the cessation of production. Oil companies are responsible for the actual drilling, completion and testing of all wells and for the performance of any subsequent well interventions. Depending on the shuttle tanker or other arrangement, we may also be responsible for performing activities relating to offloading systems and maintaining and repairing subsea systems.

Oil companies estimate the volume of recoverable hydrocarbon reserves in a particular field by analyzing geological and engineering data and use different probability scenarios to model the quantity of hydrocarbons that can be extracted from a particular field. These quantities are expressed in one of three main production profiles. The P90 production profile is the most conservative profile in the industry and indicates the level of reserves for which it is estimated that there is a 90.0% probability that the actual quantity will be more than the volume estimated and a 10.0% probability that it will be less. Given the uncertainties in predicting the productivity of a particular field, it is in the interest of oil companies to pursue flexible arrangements with FPSO operators in respect of contract periods. As a result, our service and bareboat agreements generally provide for a minimum contract period based on the P90 production profile of a particular field and contain rollover provisions or extension options that enable the oil company to extend the service agreement beyond the minimum term.

When a service or bareboat agreement continues beyond the minimum contract period, the subsequent contract payments are typically governed by predetermined terms that were set before the minimum contract period began. Renegotiation of payment terms is not required during these periods. These service or bareboat agreement provisions allow us to receive payments for a minimum contract period regardless of whether actual production is terminated during the period, while they provide oil companies with certainty that the service or bareboat agreement can be extended beyond the minimum contract period based on predetermined economic terms if the field life proves to be longer. To provide additional flexibility, our service or bareboat agreements also permit the oil company to terminate the service or bareboat agreement prior to the expiration of the minimum contract period, provided that termination payments are made to compensate us for the amount that we would have earned during the full minimum contract period. Depending on the particular service or bareboat agreement, the oil company is required to provide us with between three and twelve months’ notice if it elects either to terminate the contract during the minimum contract period or to extend the service or bareboat agreement beyond a current contract period. In practice, we can generally anticipate the termination or extension of a service or bareboat agreement prior to the commencement of such notice period due to reserve statistics and production results. In view of the structure of these service or bareboat agreements as described above, both we and the oil company have a high level of economic predictability over our future production operations.

Generally, under our service agreements, a majority of the payments are calculated based on defined day rates. In 2005, these day rates accounted for approximately 71.9% of the revenues from our FPSO business. Typically, our day rates are divided into a facility fee and an operating fee. The facility fee generally relates to the provision of the FPSO and the associated risers, umbilicals and all other equipment that are required for production. The operating fee relates primarily to the cost of manning and maintaining the vessel and normally is indexed to various factors, including inflation. Currently, our service agreements require our FPSOs to maintain minimum operating uptimes that exceed certain thresholds. Depending on the particular service agreement, our facility fee or our operating fee may be adjusted upward or downward to the extent that the relevant uptime exceeds or falls below the applicable threshold. When an FPSO is removed from the field as a result of factors unrelated to operating performance (such as was the case with the Glas Dowr), no adjustment is made based upon operating uptime. In such a case, however, our day rate may be replaced by a lay-up rate (which could apply, among other times, in the event of poor field performance or periods of scheduled maintenance) or a force majeure rate (which could apply, among other times, in the event of a natural disaster, war or industrial action), depending, in each case, on the particular service or bareboat agreement. See “—FPSO Fleet and FPSO Hulls”.

In addition to defined day rates, we may earn additional tariff payments under the terms of our service agreements. These payments are generally based on oil or water production or gas lift volumes or a combination of those volumes. Oil companies have a strong economic incentive to extend operations to neighboring fields through the use of tie-backs, which have low marginal field development costs and defray the cost of production over several fields. Tie-backs generally increase oil and water production and gas lift levels and, as a result, increase the amount of tariff payments that we earn under our service agreements. In 2005, tariff payments accounted for approximately 12.9% of the total revenues from our FPSO business. In certain cases, our FPSO contract revenues may also include bonus payments relating to the prevailing price of oil, although those payments did not contribute materially to the revenues from our FPSO business in 2005. In addition to our day rates, tariffs and oil bonuses, our FPSO contract revenues include payments for equipment rentals, vessel modifications, work performed in connection with tie-backs, project assistance and the provision of auxiliary services. These payments accounted for approximately 8.6% of the revenues from our FPSO business in 2005 and mainly related to the installation of subsea equipment at the Sable Field and the development of water injection facilities on the Haewene Brim.

FPSO Fleet and FPSO Hull

We currently own six high specification FPSOs (Bleo Holm, Uisge Gorm, Glas Dowr, Haewene Brim, Munin and a 55% ownership interest in FPSO Jotun A) that we have contracted to oil companies for operation on fields in the North Sea, the South China Sea and off the coast of South Africa. We also own a newly-built FPSO hull that we are marketing worldwide. Our current fleet is described below.

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

We began operating the Uisge Gorm in August 1995 on the Fife Field at a water depth of 72 meters pursuant to a service agreement with Amerada Hess. The FPSO was tied back to the neighboring Fergus Field in 1996 and the neighboring Flora Field in 1998. In 2001, the Uisge Gorm was further tied back to the neighboring Angus Field. The FPSO is currently  positioned approximately 6 kilometers from the Fergus subsea well, 8.5 kilometers from the Flora subsea well and 18 kilometers from the Angus subsea well.

We are currently operating the Uisge Gorm at pre-agreed rates pursuant to a three year extension of our service agreement with Amerada Hess. The combined production profile of the Fife, Flora, Fergus and Angus fields is extended until December 2007. Under our service agreement, we are required to provide a crew to maintain and operate the Uisge Gorm. We currently receive from Amerada Hess a minimum day rate of approximately U.S.$94,000 per day that consists of a minimum facility fee for the provision of the FPSO and associated equipment and a budget defined operating fee for the operation and maintenance of the vessel. Under the contract extension the Uisge Gorm earns a production tariff for the facility and for life time extension and maintenance work, and the operation is on a reimbursable basis. In 2003 the Uisge Gorm achieved average oil production and water injection uptimes of 93.1% and 83.7%, respectively, which levels, however, did not have any effect on the facility fee. During 2004, the Uisge Gorm achieved average oil production and water reinjection uptimes of 93.6% and 88.2%, respectively, which, however, did not have any effect on the facility fee. As per January 1, 2005, the Uisge Gorm achieved a volumetric efficiency of 80.8%. Under the extended contract the production tariff is based on oil price, production levels, HSEQ performance and volumetric efficiency. Tariffs cannot fall below U.S.$25,000 per day.

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

In connection with the tie-back to the Blake Field, we upgraded the processing capacity of the Bleo Holm. Following the completion of the upgrades and the start of production at the Blake Field, the Bleo Holm’s average weighted uptime improved from its historic level. Notwithstanding this initial increase in average weighted uptime, shortly after the Blake Field came on-stream, certain elements in the Blake Field produced fluids which caused a chemical reaction. The combination of oil and produced water caused the formation of calcium naphanate which blocks the topside oil pipework on the vessel. To prevent this substance from forming, acetic acid was injected at quantities of up to 5,000 liters a day. The injection of the acetic acid led to an increase in corrosion rates on the topside oil pipework that specifically affected welds and weld materials. As a consequence, repairs were required, which have caused additional actual downtime in certain previous periods. During the end of 2002, we made repairs and modifications to the vessel to address this problem. However, the repairs and modifications led to an increase in actual downtime and a decrease in actual uptime in the end of 2002. Talisman fully compensated us for the costs of the repairs and modifications which resulted from the formation of this substance and, despite the increased actual downtime and decreased actual uptime, it continued to pay the full fixed facility fee during the period.

Although in 2004 the management and the control of the calcium naphanate formation improved it was known that a volume of calcium naphanate remained in the topsides of the vessel. We therefore agreed with Talisman to implement a 26 day shut down between late July and late August to remove the calcium naphanate. Due to the additional scope of work, adverse weather and supply difficulties, the shut down over-ran by 6 days. We subsequently agreed to split costs with Talisman which increased our costs by a total of U.S.$2.7 million. Following the shut down and implementation of remedial measures, we achieved significantly improved uptimes in October 2004 of 99.6%, in November 2004 of 100.0% and in December 2004 of 99.7%.

On July 14,  2005 Talisman and Bluewater signed Heads of Terms for replacing the FPSO agreement. As a consequence, the FPSO agreement has been terminated as per November 30, 2005 and replaced by a charter agreement  Under the charter agreement, Talisman, in its role as operator of the Ross field, has taken over the role of duty holder and is responsible for all of the operations onshore and offshore, including resourcing. Bluewater no longer provides onshore support. This heads of agreement also settled for the cost of outstanding maintenance work that had not been carried out by Bluewater under the FPSO agreement and acceptance by both Talisman and Bluewater of all disputes regarding pipework corrosion and calcium naphanate management.

Until November 30, 2005 we received from Talisman a defined day rate of approximately U.S.$174,000 that consisted of a fixed facility fee for the provision of the FPSO and associated equipment and an indexed operating fee for the operation and maintenance of the vessel. As from November 30, 2005 we no longer receive an operating fee, but only a defined day rate of approximately U.S.$114,000. In addition we continue to receive tariff payments that are linked to the actual volume of oil produced. These tariff payments, which totaled U.S.$7.7 million in 2005, increased with the addition of production from the Blake Flank Field in 2005. If a force majeure event were to occur, we would be entitled to receive a force majeure rate of U.S.$60,000 per day.

The agreement with Talisman will continue at pre-agreed rates until July 2012 unless terminated earlier by Talisman. We believe that the combined production profile of the Ross, Blake and Blake Flank Fields will extend byond 2015 (subject to certain factors, including the price of oil and overall production rates).

Glas Dowr.   The Glas Dowr is the fifth FPSO that we developed and the second that we operated in the North Sea. Completed in 1997, the FPSO was directly converted from a newly built double hull tanker. The main modifications included the installation of a turret mooring system with a Bluewater designed swivel (which is capable of handling multiple risers and control umbilicals), a flaring system, an offloading system, a processing plant, a helicopter deck and upgraded safety features and the refitting of the piping system, engine room and living quarters. During the fourth quarter of 2003, we completed upgrades to the vessel’s processing and flaring facilities by installing a new Bluewater designed swivel stack, a new gas compression module and two additional processing modules. As modified, the Glas Dowr currently accommodates 96 persons and has a weight of 105,000 dwt, a storage capacity of 657,000 barrels, a length of 242 meters, a breadth of 42 meters, a depth of 21 meters and a deck area of 7,895 square meters. The vessel has a fluid capacity of 70,000 barrels per day, a processing capacity of 60,000 barrels per day and a gas compression capacity of 85.0 million standard cubic feet per day.

The Glas Dowr was initially deployed to the Durward and Dauntless Fields under a service agreement with Amerada Hess. In November 1998, however, Amerada Hess elected to remove the Glas Dowr from the fields due to lower than expected reservoir returns that were unrelated to the vessel’s performance. Amerada Hess continued to make payments under the service agreement during the minimum contract period notwithstanding the vessels’ removal from the fields. In June 2001, we entered into a new service agreement with PetroSA, a South African oil company, for the operation of the Glas Dowr on the Sable Field in the Bredasdorp Basin off the coast of South Africa. The Sable Field is principally owned by PetroSA and Pioneer Natural Resources South Africa (Proprietary).

To prepare the Glas Dowr for operation on the Sable Field, we modified the vessel’s topsides and mooring system and developed the field’s subsea infrastructure in accordance with requirements set forth in our service agreement with PetroSA. Due to an unanticipated increase in the scope and complexity of the vessel modifications, labor unrest and difficulties with project management on the part of the construction yard where the work was performed, the project experienced delays and cost overruns. The delay in the achievement of first oil and additional work on the vessel’s gas compression facilities, along with increased insurance costs, resulted in an upward revision in our costs estimates. The costs of the vessel modifications and subsea work, excluding exchange rate differences and financing costs, were approximately U.S.$195.7 million. Of this amount, U.S.$50.4 million was reimbursable by PetroSA. We had expended approximately U.S.$150.7 million on the vessel modifications and approximately U.S.$39.2 million on developing the subsea infrastructure, and we had received approximately U.S.$39.2 million in milestone payments from PetroSA for the completion of the subsea work.

In addition to the cost of vessel modifications and subsea work, we have capitalized U.S.$9.7 million of financing costs, U.S.$11.0 million of costs relating to operational support prior to production and U.S.$3.0 million of expenses relating to exchange rate losses resulting from the difference between the project exchange rate and actual exchange rates. The total capitalized cost for the project was U.S.$175.1 million as of December 31, 2004.

On August 7, 2003, the Glas Dowr commenced production. In connection with the commencement of production, we entered into a temporary arrangement pursuant to which we began to earn defined day rates according to the service agreement with PetroSA.

The Glas Dowr achieved contractual first oil in the end of December 2003 at which time our temporary arrangement with PetroSA was terminated and we began operating the vessel pursuant to the terms of our service agreement. Under our service agreement, we are responsible for operating and maintaining the Glas Dowr and for providing shuttle tanker services, but not for offloading the hydrocarbon products. During the minimum contract period, PetroSA is required to pay a minimum fee of approximately U.S.$124,000 per day plus tariff payments for each barrel of oil produced commencing on the date of first oil. The minimum fee consists of a facility fee, an operating fee and a fee for shuttle tanker services. If the Glas Dowr were to be removed from the field, we would be entitled to receive our full facility fee, 80% of our operating fee and our full shuttle tanker fee. In order to receive the full facility fee, we are required to ensure that the Glas Dowr maintains minimum oil production and gas and water injection uptimes of at least 95%, unless otherwise agreed with PetroSA. If the operating uptimes fall below this threshold, our facility fee will be reduced according to a predetermined schedule. To the extent that our operating uptimes exceed this threshold, we may use the excess operating uptimes to offset any shortfalls in future periods. There is no limit to the amount of tariff payments that we can earn, and, regardless of the volume of oil produced, PetroSA has agreed to pay us a minimum of U.S.$44.0 million in tariff payments at the expiration of the minimum contract period, less any tariff payments received up until that time. In addition, we will be entitled to receive further tariff income above the guaranteed levels to the extent that the volume of oil produced exceeds certain volumes. PetroSA’s obligations under the service agreement are fully guaranteed by its parent company, CEF (Proprietary) Limited.

The minimum contract period under the service agreement with PetroSA began in September 2004 and will last for three years. If PetroSA were to terminate the service agreement early, we would be entitled to a termination fee equal to the balance of the total fees that would have been payable had the service agreement continued for the minimum contract period. Following the expiration of the minimum contract period, the service agreement will continue for a further seven years unless terminated by PetroSA with 12 months’ notice. As a consequence, without termination, the contract term is ten years.

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

Under our service agreement, we are required to provide a crew to maintain and operate the Haewene Brim. We receive a defined day rate of approximately U.S.$155,000 that consists of a facility fee for the provision of the FPSO and associated equipment (indexed to the sterling-U.S. dollar exchange rate) and an indexed operating fee for the operation, maintenance and insurance of the vessel. If a force majeure event were to occur, we would be entitled to receive our full facility fee for the first 30 days of the force majeure event and 90% of our facility fee thereafter. In order to receive the full facility fee, we must ensure that the Haewene Brim achieves a minimum gas reinjection uptime of 85%, unless otherwise agreed with Enterprise Oil/Shell. If our gas reinjection uptime is reduced below this threshold, our facility fee is reduced on a pro rata basis. If our gas reinjection uptime is above 92%, our facility fee is adjusted upward accordingly. The Haewene Brim achieved an average gas reinjection uptime of 93.0% in 2005.

Enterprise Oil/Shell is obligated to continue to make payments to us under our service agreement until the agreement expires in March 2014. The minimum guaranteed term of the service agreement expired in March 2004, permitting Enterprise Oil/Shell to terminate the agreement at any time upon 12 months’ written notice. Enterprise Oil/Shell agreed to invest approximately £86 million (U.S.$148.0 million) to install a water injection unit on board of the Haewene Brim. We managed the project of the development and installation of the water injection unit on a cost plus basis and received a management fee. The water injection module was operational as from October 28, 2004. Enterprise Oil/Shell continued to pay full day rates and has agreed to deliver title to the water injection unit to us for nominal consideration upon completion of the project. We believe that the water injection unit may increase remaining recoverable reserves at the Pierce Field by approximately 100 million barrels and, accordingly, that it is reasonably likely that the production profile of the Pierce Field will extend beyond 2014 (subject to certain factors, including the price of oil and overall production rates) and that Haewene Brim may continue to operate under the service agreement until that time.

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

In January 2004, Bluewater entered into a new service agreement with Conoco Phillips to deliver, install and operate the Munin on the Xijiang Field in the South China Sea using the FPSO’s dynamic positioning system, which will enable us to avoid costs associated with installing a fixed mooring system. As a consequence, our existing service agreement with Statoil was suspended in July 2004. The Munin was relocated to the Xijiang Oil Field in September 2004 pursuant to the terms of the service agreement with Conoco Phillips and started operating on the field in October 2004. The new service agreement had a minimum term of 160 days and a maximum term of 190 days. Under the new agreement, we were required to maintain a crew and operate the Munin. We received a defined day rate of approximately U.S.$99,750 per day that consisted of a facility fee and a fixed operating fee. We also received fixed ancillary fees to reimburse us for various costs associated the performance of our duties under the agreement. In order to receive the full facility fee, we had to maintain a production rate of at least 50,000 barrels of oil produced per day and achieve an uptime of at least 97% in each month, unless otherwise agreed with Conoco Phillips. If our production level or uptime was below the applicable threshold, our facility fee had been reduced on a pro rata basis. Production on Xijiang ended in March 2005 as per contract. After decommissioning at Xijiang, the Munin sailed under its own power from HK to the Lufeng field in June 2005 for reconnection to the subsea buoy and mooring system. On the June 9, 2005 the Munin restarted producing oil from the Lufeng field to re-commence operations for Statoil Orient Inc. The amended agreement with Statoil Orient Inc. is for a period of 3 years and will expire in April 2008. Under this revised agreement, Bluewater will receive a fixed daily hire rate of U.S.$30,000 per day plus U.S.$3.35 for every barrel of oil produced. The average anticipated revenue over this 3 year period is expected to be in the region of U.S.$55,000 to U.S.$60,000 per day. In addition, Bluewater receives a monthly lump sum payment to cover a pre-defined scope of work for operations support, including the vessel insurance. All other costs incurred by Bluewater such as crew costs, flag and classification services etc., are reimbursed by Statoil Orient Inc. at cost.

Jotun.   Bluewater (Dyphavet) B.V., a subsidiary of the Company, and Norwegian company Standard Marine Nordsjo AS (“SMNAS”), an affiliate of Exxon Mobil Corporation, have formed a partnership (PR Jotun DA) that purchased FPSO Jotun A  from Norwegian Jotun field partners Exxon Mobil Exploration and Production Norway AS, Lundin Norway AS and Petoro AS. The Company holds a 55% ownership interest in PR Jotun DA with SMNAS holding the remaining 45%. The FPSO Jotun A has a storage capacity of 584,400 bbl and has been producing on the Jotun field located in the Norwegian sector of the North Sea since 1999. After its acquisition, the FPSO has been leased back under a bareboat charter to the Jotun field partners for a minimum term of five years, with extension options up to 15 years. Under the agreement a defined dayrate of approximately U.S.$168,000 per day is payable by the Jotun field partners to PR Jotun DA. This amount is realized on a straight-lined basis, calculated based on the term of the agreement.

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

On March 31, 2006 we entered into a service agreement with Nexen Petroleum U.K. Ltd. with respect to the provision and operation of an FPSO for production on the Ettrick field on the UK continental shelf. For this project our existing hull Aoka Mizu will be converted into an FPSO. Under the agreement with Nexen Petroleum U.K. Ltd. we will receive a fixed daily hire rate of U.S.$112,500 per day plus a production tariff per barrel of oil produced. Nexen has agreed to pay us a minimum tariff based on 27 million barrels of oil produced during the five year contract term. All operating costs will be reimbursed by Nexen, including a profit mark-up.

Development of New FPSOs

An important activity of our FPSO business is the development of new FPSOs under service agreements with oil companies. Our development activities consist of the design, engineering, project management and delivery of FPSOs. Between 1985 and 1994, we developed three FPSOs based on relatively simple designs and short production lives for use in relatively benign marine and weather conditions in offshore fields in Asia, Australia, West Africa and the Mediterranean. The last of these FPSOs was decommissioned in 1995 in line with our strategic decision to concentrate on the production of more complex FPSO units that are suitable for use in harsh environments. Since then, we have designed, engineered and developed three high specification FPSOs with initial design lives of 15 to 20 years and an FPSO hull  that will be used for conversion into an FPSO.

The following table presents certain information regarding the vessels that we have designed and developed, owned and operated since 1985:

FPSO	Weight (dwt)	Mooring System	Location of Operations	Depth (m)	Oil Company
Acqua Blu (1985)	70,000	CALM Wishbone	Mila Field (Italy)	50	Montedison
		Spread Mooring	Gomber Marin Field (Gabon)	20	Amoco
		Spread Mooring	Safueiro Field (Angola)	40	Agip
		CALM Mooring	Talisman Field (Australia)	80	Marathon Petroleum
Lan Shui (1987)	70,000	CALM Mooring	Liuhua Calm Field (China)	300	Amoco
		Spread Mooring	Intan Field (Indonesia)	42	Maxus Energy
Ayer Biru (1990)	45,000	CALM Mooring	Lufeng Field (China)	330	Occidental Eastern
Uisge Gorm (1995)(1)	92,000	Internal Turret(2)	Fife, Fergus, Flora and Angus Fields (UK)	72	Amerada Hess
Glas Dowr (1997)(1)	105,000	Internal Turret(2)	Durward and Dauntless Fields (UK)	92	Amerada Hess
			Sable Field	100	PetroSA
Bleo Holm (1999)(1)	105,000	Internal Turret(2)	Ross, Blake and Blake Flank Fields (UK)	100	Talisman
Haewene Brim (2002)	103,000	Internal Turret(2)	UKCS Pierce Field	85	Shell
Munin (2002)	103,433	Internal Turret(2)	Lufeng Field	330	CNOOC
Jotun A (2005)(4)	92,800	Internal Turret(2)	Jotun Field	126	Exxon
Aoka Mizu (2000)(3)	105,000	Internal Turret(2)	Ettrick Field (UK)	—	Nexen
		(under construction)

Notes:

(1)             We currently own and contract the vessel.

(2)             We designed the mooring system.

(3)             Hull completed.

(4)             The Company holds a 55% ownership interest in PR Jotun DA with SMNAS holding the remaining 45%.

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

In connection with a tender for a new service agreement, we may ensure the availability of a hull through the use of an option or a conditional purchase that allows us to avoid purchasing the hull only if the bid is unsuccessful. If a service agreement is awarded, we will convert the hull into an FPSO that is designed for use on the particular field or group of fields. The conversion process is extensive and generally takes between 18 and 24 months. The actual development of an FPSO takes place in two principal phases: the production of the hull and the topsides at separate locations and their integration at a common location. Based on historical experience, we believe that the cost of carrying out the conversion of a high specification FPSO (including the cost of procuring a hull) ranges from U.S.$350.0 million to U.S.$450.0 million, although larger and/or more complex FPSOs may have higher construction costs.

Because quality assurance is integral to our business strategy, we have established high standards for workmanship and safety and implemented procedures that comply with the International Safety Management Code, ISO 9001 and ISO 14001. We seek to use established subcontractors who operate under our close supervision for naval and marine engineering work and for the fabrication of topsides. Our quality control plan includes a thorough assessment of our vendors’ and subcontractors’ ability to meet requirements and an inspection of all work locations. Critical procured items are not accepted until they are formally released by one of our trained inspectors and fabrication is not contractually complete until a completion certificate is issued. In addition, system handover and startup cannot begin until all commissioning is completed with records agreed by our operations representative. For critical safety systems, we require a certification from a competent independent party.

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

We intend to further enlarge our FPSO fleet over the medium-term by building on past successes in developing our existing FPSO fleet. In developing a new FPSO, we will look to enter into a service agreement for the FPSO on a life-of-field basis. We will typically seek to negotiate a defined day rate that compensates us both for the rental of the vessel and associated equipment and for the cost of its operation. We will seek new developments either to complement our existing presence in the U.K. or with a view to expand into new regions such as, but not limited to, Norway and Gulf of Mexico.

SPM Business

Our SPM business specializes in the design, development and delivery of SPM systems for use in a variety of marine and environmental conditions. Our SPM operations are primarily focused on the production and development of three principal types of mooring systems: turret mooring systems, buoy mooring systems and tower mooring systems. To a lesser degree, our SPM business is involved in the design, development and sale of FPSOs, which are used to offload and store hydrocarbons at offshore production platforms and near shore terminals that lack sufficient storage capacities.

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

•       Buoy Mooring Systems. We design three principal types of buoy mooring systems: a turntable buoy, a wishbone buoy and a turret buoy. Our turntable buoy uses a conventional buoy system and is similar to those marketed by our competitors. Our wishbone system uses a wishbone shaped yoke that is suitable for permanent mooring. Our turret buoy is more complex and utilizes a turret that is similar to the turret used in a turret mooring system. We are the only designer of turret buoys in the international market. We have designed and delivered a total of 52 buoy mooring systems worldwide.

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

We delivered twenty buoy mooring systems from 2001 to 2005 and are in the process of developing seven additional buoy mooring systems for delivery in 2006 and one tower mooring system for delivery in 2008. We did not deliver any turret mooring systems from 2001 to 2005 due to a lack of market demand for those types of systems during the period. We delivered only one tower mooring systems from 2001 to 2005.

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

Seasonality

We believe that our business is generally insulated from seasonal weather conditions that affect some service providers to the offshore oil industry. See “Item 5: Operating and Financial Review and Prospects—(A) Operating Results—Seasonality”.

Marketing

We obtain new business by participating in competitive tenders for FPSO service agreements and SPM delivery contracts. We believe that our successful track record in developing and operating FPSOs and in designing SPM systems, combined with our industry presence and strong reputation, are important factors affecting our ability to identify potential business opportunities and to secure invitations to submit bids for these contracts. A description of our FPSO service agreements and our SPM delivery contracts is included under “—FPSO Business—FPSO Fleet and FPSO Hull” and “—FPSO Business—Development of New FPSOs”. A description of our revenue recognition policies under these agreements is included under “Item 5: Operating and Financial Review and Prospects—(A) Operating Results—Critical Accounting Policies and Estimates—Revenue Recognition and Inventory”.

Intellectual Property

We rely on intellectual property protection through the use of confidentiality agreements with our employees and subcontractors, copyright law protection for our design work and internally developed software and selective patent filings. We apply for patents in those territories which we consider to be important for a particular invention. Our patents, copyright works and know-how collectively represent a material asset to our business. However, no single patent, copyright work or item of know-how is of material importance to our business when taken as a whole. As of December 31, 2005, we held a number of patents and had made multiple patent applications in respect of different products and processes in selected jurisdictions worldwide. The remaining duration of these patents varies from less than 1 year to 19 years, depending on the date each application was filed and the duration of protection granted by each selected jurisdiction.

In those occasions that we do not feel a need  to file for patents, we publish the object of such in conference papers, website etc. such as to allow the object to become in the public domain so to avoid that competitors file intellectual rights on this technology.

We are currently not a plaintiff in litigation regarding intellectual property rights which we own.

In 2004, certain of our competitors initiated injunction proceedings in the district court in The Hague in respect of an alleged infringement of intellectual property rights. The court rejected the claim, and currently the alleged claim is under appeal in the Court of Appeal. We expect the Court of Appeal to release its judgment during the second quarter of 2006. With respect to the patents at stake, we have received advice from our patent agent that our product design does not infringe upon any valid claim of the patent. In support of these proceedings we, in consultation with our patent advisors, initiated proceedings to obtain the decision of the Court that one of the patents relied upon by these competitors is declared null and void. Meanwhile our competitors also started proceedings at the same Court requesting a judgment on the merits of their case. The above proceedings are running in parallel with the European patent application of our competitor that was the subject of our opposition proceeding. Both parties have appealed against the findings of the European Patent Office in Munich.

We have no registered trademarks and rely on unregistered trademark rights in the countries in which we operate, to the extent that they exist, in order to protect our business name.

Competition

Competition in the FPSO industry is relevant during the redeployment of existing FPSOs and during the tender process for new FPSO projects, but generally does not play a role during the operation of an FPSO following its deployment. Nevertheless, the design, engineering, project management and delivery of new FPSOs and the awarding of new FPSO service agreements is competitive worldwide and has been impacted by changes in FPSO ownership. We estimate that there are currently 10 companies worldwide that contract FPSOs under service agreements and believe that the largest of the companies, measured by the size of its FPSO fleet, operates nine FPSOs. There has been a development among oil companies to contract FPSOs under service agreements rather than to purchase them.

FPSO operators compete in three market segments: the high specification FPSO segment, the medium specification FPSO segment and the low specification FPSO segment. The high specification

FPSO segment consists of FPSOs that are suitable for use in areas, such as the North Sea, where harsh weather conditions and strict regulatory standards predominate. The medium specification FPSO segment consists of (less advanced) FPSOs that are suitable for use in areas, such as Brazil, Australia and deepwater West Africa, which are characterized by less demanding environments. The low specification FPSO segment consists of FPSOs that are suitable for areas, such as West Africa and certain parts of Asia, where conditions are mild. We believe that there is an increasing trend in the offshore oil industry to use high specification FPSOs due to the implementation of more stringent environmental standards and an increase in production at deepwater fields. We believe that this trend will result in the convergence of these market segments towards the development of high specification FPSOs in the future.

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

•       Norway. The operations of the Jotun A are subject to regulation by a number of regulatory bodies in Norway. ExxonMobil Exploration and Production Norway AS, on behalf of the operators of the field on which the Jotun A operates, will be primarily responsible for ensuring compliance with the relevant approval, licensing and certification requirements of these bodies. Accordingly, it has not been necessary for us to implement a regulatory compliance plan for the Jotun A.

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

Health, Safety and Environment Policy

Our policy is to conduct operations in a manner that promotes the health and safety of our employees and third parties and to ensure that our corporate actions and the actions of our employees do not harm the environment. We consider aspects regarding health, safety and the environment to rank equally with commercial and operational factors, and we review our health, safety and environmental practices and procedures regularly to identify new factors which may be relevant and to ensure that our performance is continuously improved. All of our employees have the duty to act responsibly and to take precautions to protect themselves, their colleagues, contractors and third parties from injury or preventable illness, which might arise from their actions. Our health, safety and environment policy has the support of senior managers who recognize that, without the cooperation and commitment of employees and contractors at all levels; the objectives of such a policy would be unattainable.

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

Depending on competitive conditions and other factors, we seek to obtain indemnity agreements from our customers which require them to hold us harmless in the event of loss of production, reservoir damage or liability for pollution that originates below the surface of the water. We generally rely on these indemnities to protect us from risks which are uninsurable or insurable only at rates which we believe are uneconomical. When obtained, these contractual indemnifications may include cross-indemnification provisions, and the obligations there under may not be supported in all cases by adequate insurance maintained by the customer or required to be maintained by us. We have agreed to indemnify each of Amerada Hess in the case of the Uisge Gorm and Statoil and Conoco Phillips in the case of the Munin, subject to amount limitations in the respective service agreements, in respect of pollution emanating from our FPSOs and certain other equipment which we have supplied. Each of Amerada Hess and Statoil has agreed to indemnify us with respect to the foregoing in excess of those amount limitations and in respect of pollution emanating from the field, reservoir or wells (in the case of the Munin, subject to certain exceptions). Under our service agreements with PetroSA and Conoco Phillips, we have agreed to indemnify PetroSA and Conoco Phillips, respectively, subject to amount limitations, in respect of pollution emanating from our FPSO, shuttle tankers and certain subsea and other equipment, and PetroSA and Conoco Phillips have each agreed to indemnify us with respect to the foregoing in excess of those amount limitations (subject to an exclusion in the event our insurer denies coverage) and in respect of pollution emanating from wells and certain subsea and other equipment. In the case of the Haewene Brim, we have agreed to indemnify Enterprise Oil/Shell in respect of certain pollution emanating from our FPSO (unrelated to oil from the field) and certain other equipment we have supplied, and Enterprise Oil/Shell has agreed to indemnify us for pollution relating to oil from the field. In the case of Jotun A and the Bleo Holm the charterer has agreed to indemnify us and hold us harmless against any lien of whatsoever native arising upon the vessel during the charter period, arising out of or in relation to the operation of the vessel by the charterer, including but not limited to claims from third parties against the Company caused by pollution or personal injury. These indemnity arrangements may not protect us in all circumstances.

(C)        Organizational Structure

We are a limited liability company incorporated under the laws of the Netherlands Antilles with our corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 65489. We were established in the Netherlands Antilles on December 6, 1993 to act as holding company for a group of companies that provide services and products to the offshore oil industry. The following diagram illustrates our current organizational structure. Ownership of each company is 100% unless otherwise indicated. A description of our subsidiaries is included under “Item 10: Additional Information—(I) Subsidiary Information”.

(D)       Property, Plants and Equipment

Our material tangible fixed assets consist of the Uisge Gorm, the Glas Dowr, the Bleo Holm, the Haewene Brim, the Munin, 55% of Jotun A and the Aoka Mizu. A description of these vessels is included under “—(B) Business Overview—FPSO Business—FPSO Fleet and FPSO Hull”. These assets are subject to encumbrances or limitations on use as described below.

•       Credit Facility. We have granted the lenders under our credit facility customary forms of security interests over the Uisge Gorm, the Glas Dowr, the Bleo Holm, the Haewene Brim, the Munin and the companies that own and operate them. These security interests include mortgages, share pledges, assignments of income and assignments of insurance proceeds. However, the lenders under the credit facility have executed quiet enjoyment letters in favor of our clients that limit their ability to interfere with the vessels’ operations. We have granted similar forms of security interests over the Jotun A in connection with the financing of this vessel. See “Item 5: Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources”..

•       Tax Lease Arrangements. On November 3, 2005 all tax lease structures that have been entered into for FPSO Uisge Gorm, FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim were terminated. As a result of the termination the Company regained full ownership of the FPSO Uisge Gorm, the FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim. These tax lease arrangements are described under “—Item 10: Additional Information—(C) Material Contracts”. In connection with these arrangements, we granted the tax lessor security interests over the leased assets. These security interests included secondary mortgages and cash collateral. However, the tax lease counterparty executed a quiet enjoyment letter that limited its ability to interfere with the vessels’ operations.

•       Environmental Laws. Our operations and assets are affected by various environmental laws and regulations, including those governing discharges into the air and water, the handling and disposal of waste and the health and safety of employees. Certain environmental laws provide for strict liability, rendering a party liable for environmental damage, personal injury and threats to health and safety without regard to its negligence or fault. Certain environmental laws may also expose us to joint and several liabilities for the conduct of others or for acts that complied with all applicable laws when they were performed. Sanctions for non-compliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. We are not involved in any legal or administrative proceedings concerning environmental matters and are not aware of any environmental issues that may materially affect our ability to use our FPSOs or our FPSO hull.

A description of current and recent capital expenditures relating to our vessels is included under
“—(B) Business Overview—FPSO Business—FPSO Fleet and FPSO Hull” and “Item 5: Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources”.

ITEM 5:               OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations together with the selected consolidated financial data, audited consolidated financial statements and the notes thereto included elsewhere in this annual report. Our audited consolidated financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those described under “Item 3: Key Information—(D) Risk Factors” and elsewhere in this annual report.

(A)         Operating Results

Overview

We are Aurelia Energy N.V., a holding company with no independent operations, and its subsidiaries, a group of companies that comprise a specialized service provider to and operator in the offshore oil industry. We operate under the name “Bluewater” and are a leader in the design, development, ownership and operation of FPSOs, which we operate for oil companies under medium- and long-term service agreements, and the design, development, project management and delivery of SPM systems.

Our FPSO business earns revenues from the design, development and operation of FPSOs pursuant to medium- and long-term service agreements with oil companies. We treat our service agreements as “operating leases” under U.S. GAAP and present them as such in our consolidated financial statements. Under these agreements, we generally are paid a defined day rate consisting of a fixed facility fee that covers the rental of the FPSO and associated equipment and an indexed operating fee that covers the cost of operating, maintaining and insuring the vessel. We may also receive additional tariff payments based on oil or water production or gas lift volumes (or a combination of those volumes), bonus payments that relate to the prevailing price of oil and certain other fees. Our FPSO fleet currently consists of six high specification FPSOs (the Uisge Gorm, the Bleo Holm, the Glas Dowr, the Haewene Brim, the Munin and a 55% ownership interest in Jotun A) that we have contracted to oil companies under service agreements and one FPSO hull (the Aoka Mizu). We recently entered into a service agreement under which we will convert the Aoka Mizu into an FPSO. In 2003, 2004 and 2005, our FPSO business generated  87.3%, 84.6% and 83.7% of our revenues, respectively, 115.4%, 96.4% and 364.9% of our net income, respectively, and 102.6%, 100.6% and 122.0% of our EBITDA, respectively.

Our SPM business earns revenues from the design, development, project management and delivery of SPM systems under our SPM delivery contracts. We have developed a number of different types of SPM systems for oil companies and contractors around the world, resulting in more than 60 SPM systems since our founding. Because SPM systems are integral to the operation of FPSOs in harsh environments, and because they form an important link in the oil production chain, we believe that it is important to preserve our core SPM capabilities for use in connection with future FPSO projects. In 2003, 2004 and 2005, our SPM business generated 12.7%, 15.4% and 16.3% of our revenues, respectively, (15.4%), 3.6% and (264.9%) of our net income, respectively, and (2.6%), (0.6%) and (22.0%) of our EBITDA, respectively.

While we manage FPSO and SPM projects from the initial design and engineering phase to final installation, we do not engage in the fabrication of FPSOs or SPM systems. Rather, we outsource these requirements to qualified subcontractors. In 2003, 2004 and 2005, we had revenues of U.S.$295.8 million, U.S.$437.7 million and U.S.$399.0 million, respectively, operating income of U.S.$42.3 million, U.S.$44.6 million and U.S.$67.8 million, respectively, net income of U.S.$12.6 million, U.S.$6.4 million and U.S.$13.3 million, respectively, and EBITDA of U.S.$104.2 million, U.S.$117.6 million and U.S.$162.8 million, respectively.

Operating Uptimes

We derive a substantial proportion of our total revenues from the payments that we receive from oil companies under our FPSO service agreements. The majority of these payments consist of defined day rates (consisting of a fixed facility fee and an indexed operating fee) and tariff payments (based on oil or water production or gas lift volumes or a combination of those volumes) whose economic terms are established prior to the commencement of operations under the service agreement. These day rates and tariff payments contributed U.S.$240.2 million and U.S.$43.2 million, respectively, to our total revenues of U.S.$399.0 million in 2005. We believe that the most significant factor affecting the amount of these payments during a given contract period is the level of operating uptimes that our FPSOs maintain. Our service agreements currently require our FPSOs to maintain minimum operating uptimes that exceed certain thresholds. Depending on the particular service agreement, our facility fee or our operating fee may be adjusted to the extent that the relevant uptime exceeds or falls below the applicable threshold, and our tariff payments may be affected by consequential changes in oil or water production or gas lift volumes. While our FPSOs generally have maintained high operating uptimes in the past and, as a result, generally have not suffered from a decrease in revenues associated with operational downtime, we received reduced day rates for a period of 24 non-consecutive days during the first seven months of 2003 under our service agreement for the Bleo Holm as a result of downtime associated with repair and modification work that we were required to undertake due to blockages as a result of the formation of calcium naphanate in the vessel’s topsides. On July 14,  2005 Talisman and Bluewater signed Heads of Terms for replacing the FPSO agreement. As a consequence, the FPSO agreement has been terminated as of November 30, 2005 and replaced by a charter agreement  Under the charter agreement, Talisman, in its role as operator of the Ross field, has taken over the role of duty holder and is responsible for all of the operations onshore and offshore, including resourcing. Bluewater no longer provides onshore support. Under the heads of agreement Bluewater has agreed to pay the costs of outstanding maintenance work with respect to pipework corrosion and calcium naphtanate management that had not previously been carried out under the PFSO agreement. Under the terms of the existing Bare Boat Charter, Talisman is obligated to continue to make payments at pre-agreed rates until July 2012 unless the agreement is terminated earlier by Talisman. See “Item 4: Information on the Company—(B) Business Overview—FPSO Business—FPSO Fleet and FPSO Hull”.

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

Redeployment of the Glas Dowr

We redeployed the Glas Dowr to the Sable Field off the coast of South Africa following the termination of the vessel’s original service agreement with Amerada Hess. To prepare the Glas Dowr for operation on this field, we modified the vessel’s topsides and mooring system and developed the Sable Field’s subsea infrastructure. Due to an unanticipated increase in the scope and complexity of the vessel modifications, labor unrest and difficulties with project management on the part of the construction yard where the work was performed, the project experienced delays and cost overruns and led to a delay in the commencement of production at the Sable Field. While the Glas Dowr commenced production on August 7, 2003, the delay in the commencement of production and additional work on the gas compression facilities, along with increased insurance costs resulted in an upward revision in our estimate of the costs of the vessel modifications and subsea work, excluding exchange rate differences and financing costs, to approximately U.S.$195.7 million. Of this amount, U.S.$50.4 million is reimbursable by PetroSA. We have capitalized the cost of the modifications to the Glas Dowr, including the financing costs relating thereto, and have suspended depreciation of the Glas Dowr pending its redeployment. The additional revenues and income that we received from the Haewene Brim and the Munin while the relevant modifications were made to the Glas Dowr were sufficient to offset the loss of revenues and income from the Glas Dowr during the period. The effects of the current project delays and budget overruns on our liquidity and capital resources are described under “—(B) Liquidity and Capital Resources—Capital Expenditures”.

Redeployment of the Munin

Our capital expenditures during 2004 related primarily to modifications that we made to the Munin in connection with its redeployment to the Xijiang Field in the South China Sea. As of September 30, 2004, we capitalized U.S.$23.3 million in connection with engineering work to the Munin in connection with its redeployment to the Xijiang Field in the South China Sea.

The Munin left the Lufeng field in June 2004 and went to the Sembawang shipyard for modifications to make the vessel fit for purpose for production on the Xijiang field for Conoco Philips which started late October 2004. Production on Xijiang ended in March 2005 as per contract. After decommissioning at Xijiang, the Munin sailed under its own power from HK to the Lufeng field in June 2005 for reconnection to the subsea buoy and mooring system. On the June 9, 2005 the Munin restarted producing oil from the Lufeng field.

Interest Expense

Our financial income and expense is primarily affected by our interest expense, which principally includes interest paid or accrued in respect of our credit facility, our 10 1/4% Senior Notes due 2012, our loan agreements entered into to finance the acquisition of the FPSO Jotun A and the subordinated Marenco loans and amortization charges relating to debt arrangement fees. Our interest expense does not include interest on financial debt relating to the construction or modification of FPSOs, which is capitalized and added to the historical cost of the FPSO to which it relates. Cash interest paid is defined as interest expense, plus capitalized interest, less accrued interest on the subordinated Marenco loans, less amortization of debt arrangement fees and less the ineffective portion of hedges recognized in earnings. Our interest expense has increased since 2001 due to an increase in the amount of our outstanding indebtedness (which resulted from the incurrence of approximately U.S.$285.9 million of additional indebtedness in connection with our acquisitions of the Haewene Brim, the Munin and their related operating companies and the incurrence of approximately U.S.$318.2 million of additional indebtedness in connection with the loan agreements entered into to finance the acquisition of the FPSO Jotun A ) and an increase in the weighted average interest rate payable in respect of our indebtedness (which resulted from the issuance of our 10 1/4% Senior Notes due 2012 at a relatively higher interest rate and from an increase in amortization of debt arrangement fees). This increase does not include our capitalized interest expense, which, in 2004, related to modifications to the Munin and amounted to U.S.$0.4 million and in 2005, was nil.

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

As of July 17, 2003, we entered into a new fixed-to-floating interest rate swap transaction, with terms identical to those of the previous swap transaction, that enables us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, we receive payments that are calculated at a fixed rate of 10 1/4% and make interest payments that are calculated at a floating rate that is equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%.On November 4, 2005 the Company partially cancelled the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the period from August 15, 2005 to August 15, 2007. Due to the partial cancellation of the swap transaction the company will incur fair value fluctuations through the statement of income from the date of cancellation until August 15, 2007. After that date the interest will continue floating at LIBOR + 6.44%. The Company paid U.S.$6.9 million on November 4, 2005 which represented its cost from the cancellation of the swap transaction. The Company will defer this cost and debit it to the statement of income over the remaining duration of the 10¼% Senior Notes due 2012.

To limit the interest exposure after July 3, 2006 on the long-term bank loan entered into on July 1, 2005 for financing of the acquisition of the 55% ownership interest in PR Jotun DA,  the Company purchased an interest rate cap. This interest rate cap has a strike rate of 4.4%, limiting the maximum interest costs including margin to 5%. The interest rate cap has a starting notional amount of U.S.$143.9 million and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan.

Purchase of FPSO Jotun A

Bluewater (Dyphavet) B.V., a subsidiary of the Company, and Norwegian company Standard Marine Nordsjo AS (“SMNAS”), an affiliate of Exxon Mobil Corporation, have formed a partnership (PR Jotun DA),which purchased FPSO Jotun A from Norwegian  Jotun field  partners Exxon Mobil Exploration and Production Norway AS, Enterprise Oil Norge AS Lundin Norway AS and Petoro AS. The Company holds 55% ownership in FPSO, with SMNAS holding the remaining 45%.

After its acquisition the FPSO has been leased back under a bareboat charter to the Jotun field partners for a minimum term of five years, with extension options up to 15 years. On termination of the lease contract, SMNAS has both a call and a put option to either purchase the Company’s share in the partnership or to sell its own share in the partnership to the Company at a predetermined price. The bareboat charter is expected to continue for the remaining life of the Jotun field. ExxonMobil will continue to operate the FPSO.

In accordance with the provisions of FIN 46R, the Company fully consolidates PR Jotun DA and records a 45% minority interest. The Company has incurred an additional debt of U.S.$318.2 million for the acquisition of PR Jotun DA.

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

Our service and bareboat agreements are treated as “operating leases” under U.S. GAAP and presented as such in our consolidated financial statements. Under these agreements, we derive revenues from defined day rates, tariff payments, payments in respect of capital expenditures, payments for the rental of additional equipment and, in certain cases, bonus payments. Our day rates generally consist.of a fixed facility fee (for the rental of the FPSO and associated equipment) and an indexed operating fee (covering the cost of operating, maintaining and insuring the vessel) and may be adjusted depending on the level of operating uptimes that we achieve. Our tariff payments are based on oil or water production or gas lift volumes or a combination of those volumes. Our bonus payments generally relate to the prevailing price of oil. We recognize revenues under our service agreements when the FPSO is made available and the relevant contract payments are based on a signed lease contract. Rental payments that vary in amount over time are recognized as revenue on a straight-line basis. We monitor changes in consumer price indices, uptime levels, production and lift volumes and oil prices on an ongoing basis and only include payments that depend on those factors in the determination of income when the relevant index is adjusted, the level of uptime is achieved, the necessary volume has been produced or lifted or the price of oil has changed. All other payments due under our service agreements are recognized on a straight-line basis over the term of the service agreement.

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

Income Taxes Payable

Our income tax charges are based on the tax regimes that are applicable to our group companies in the countries in which they are legally seated. We have historically benefited from low income taxes and we believe that we will continue to benefit from a low level of income taxes in future years, as a result of the large amount of goodwill and deductible interest reported by certain members of our group for Dutch tax purposes. In 2002 and 2003 the Dutch tax authorities issued tax assessments with respect to certain non-Dutch group members pertaining to the 1997, 1998, 1999 and 2000 tax years, for a total amount of €137.9 million (U.S.$163.3 million), based on the position that these group companies, prior to and at the time of the restructuring, were residents of the Netherlands for Dutch tax purposes or had a taxable presence in the Netherlands. We filed a letter of objection to these assessments and engaged in further discussions with the Dutch tax authorities, in response to which these assessments have been reduced to zero.

The Dutch tax authorities also issued assessments with respect to one of the Dutch group companies in respect of the years 1998 and 1999 based on their assertion that certain transfer pricing adjustments were required. These assessments claimed additional tax payments were required in an aggregate amount of €23.3 million (U.S.$27.6 million). Based upon a letter of objection against these assessments and subsequent discussions on this issue, the tax authorities have issued decisions in February and March 2006 to eliminate these additional tax assessment amounts, thereby reducing the assessments to the amounts that are equal to amounts originally shown in the tax returns as filed.

Deferred Income Taxes

Deferred income taxes are temporary differences between the tax bases of assets or liabilities and their reported amounts in our consolidated financial statements. Future tax benefits attributable to these differences are recognized to the extent that realization of the benefits is more likely than not. We recorded deferred income tax assets of U.S.$0.9 million in 2003, U.S.$0.6 million in 2004 and U.S. $20.3 million in 2005 relating primarily to the amortization of goodwill and the deduction of interest on intercompany loans for income tax purposes. This goodwill and deductible interest is associated with our internal restructuring, and we are currently in discussions with the Dutch tax authorities concerning our ability to take advantage of the tax savings associated with it. See “—Income Taxes Payable”. The decrease in deferred tax assets during 2003 resulted from a change in the period over which goodwill associated with the restructuring is amortized, from 10 years to 15 years, which brings the amortization period in line with the FPSO depreciation period. This change led to a decrease in the amount of amortization charges recorded for income tax purposes. The decrease in deferred tax assets during 2004 resulted from a change in the statutory tax rate in the Netherlands from 34.5% to 30.0%, which accordingly reduced the amount of tax credit available to offset against losses.

Prior to and after the restructuring that took place in 2000 we have also had extensive discussions with the Dutch tax authorities concerning the amount of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. pursuant to the restructuring transactions, and the amount of goodwill carried at one of the non-Dutch group companies at the date it was redomiciled to the Netherlands as part of the same restructuring. In 2005 we received tax assessments for these two companies for the tax year 2000 based on the tax authorities’ view that no goodwill should be attributed to these companies and that, accordingly, the amount of intercompany debt and interest expense at the level of Bluewater Holding B.V. should be reduced. We have filed letters of objection against these assessments and had subsequent discussions with the Dutch tax authorities. In February 2006, we received decision letters from the Dutch tax authorities accepting some goodwill at the level of the redomiciled non-Dutch group company but no goodwill at the level of Bluewater Holding B.V., and at the same time reducing its intercompany debt and related interest expense by a corresponding amount. We continue to vigorously contest the imposition of any additional taxes and have started legal proceedings to have the assessments reviewed. Such judicial review in the Netherlands may take a considerable period of time. As is permitted under Dutch law and regulations, we intend to withhold payment of amounts in respect of contested tax assessments pending final resolution of the issue.

As of January 1, 2004 Dutch tax law contains so-called thin-capitalization, or ‘thin cap’ rules that may operate to restrict the deductibility of interest on intercompany debt (including external debt that is guaranteed by an affiliated company). In order, among other things, to defer applicability of the Dutch thin cap rules until December 31, 2004 and periods thereafter, the fiscal years of all Bluewater’s Dutch group companies were changed, although no assurance can be given that this measure will be effective to preclude applicability of the thin cap rules to such companies in respect of periods prior to December 31, 2004. As the disallowed portion of the interest deduction depends significantly on the debt-equity ratio of the relevant entity at the beginning and the end of any financial year, it is clear that the outcome of the dispute with the Dutch tax authorities concerning the relevant goodwill amount (and the annual amortization amount resulting therefrom) and the corresponding intercompany debt amount will have a significant impact on the effect of the thin cap rules on Bluewater Holding B.V.

The outcome of these discussions and judicial proceedings, which may take a considerable period of time, could limit our ability to take advantage of future tax savings associated with our internal restructuring by limiting the amount of goodwill that we may amortize and the amount of interest that we may deduct for tax purposes in future periods. In addition, the outcome of our dispute with respect to thin cap rules may limit the amount of deductible interest for the tax year 2004 and subsequent periods. Based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, however, we estimate that it is currently probable that we will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$724.0 million of interest bearing inter-company debt in connection with our internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes, subject to the potential application of the thin cap rules as of 2004. Notwithstanding our current estimates, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on our actual tax position, because such definitive quantification depends on a number of possible future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in the anticipated legal proceedings, as well as the outcome of such proceedings. In addition, in December 2001, U.S.$379.5 million of the inter-company indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that we may take advantage of in subsequent periods, at the same time increasing the equity amount for application of the thin cap rules as of 2004. While we believe that it is probable that we will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions and the pending proceedings relating thereto will have a material adverse effect on our financial position, there can be no assurance in this regard and we could lose some or all of the future anticipated tax savings associated with our internal restructuring.

We have recorded a deferred tax asset based on our estimate of the probable result of these discussions. The carrying value of our net deferred tax assets assumes a positive outcome of our discussions with the Dutch tax authorities and that we will be able to generate sufficient future taxable income in certain tax jurisdictions to take advantage of the benefits associated therewith. We believe that it is more likely than not that this deferred tax asset will be realized. However, if this assessment is incorrect, we may be required to record full or partial valuation allowances against our deferred tax assets resulting in the inclusion of additional income tax expense in our consolidated financial statements. We evaluate the realizability of the deferred tax assets and assess the need for a valuation allowance on a quarterly basis. We did not record a valuation allowance in 2003, 2004 and 2005.

Tax Lease Benefits Liability

On November 3, 2005 all tax lease structures that were in effect for FPSO Uisge Gorm, FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim were terminated. As a result of the termination, the Company regained full ownership of the FPSO Uisge Gorm, the FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim. In addition, the tax lease benefits liability has been released to other operating income and restricted deposits were discharged and proceeds were used for repayment of the corporate credit facility.

Our tax lease benefits liability related to UK tax leasing transactions that we entered into from 1994 to 1999 with respect to the Uisge Gorm, the Glas Dowr and the topsides of Bleo Holm and a tax lease that we signed in April 2003 for the topsides of the Haewene Brim. These arrangements allowed the lessor to claim tax depreciation in respect of its expenditure to acquire the vessel or the equipment, which is passed on to, or shared with, us in the form of reduced rentals. Our rental payment obligations were calculated by reference to a number of tax and financial assumptions made at the time the leases were entered into. Payment arrangements at the inception of the lease transactions were structured, and security has been provided, such that, subject to the adjustments described under “Item 10: Additional Information—(C) Material Contracts—Tax Lease Arrangements”, we did not have any rental payment obligations with respect to the Uisge Gorm, the Glas Dowr, the topsides of the Bleo Holm or the topsides of the Haewene Brim. Our tax lease benefits liability represented the amount that we would be required to pay the lessor in the event of a voluntary termination. In the event of an involuntary termination or an adverse tax change under our tax lease arrangements (whether prospective or retrospective), the tax lease benefits liability presented in our balance sheets could have been required to be repaid to the lessor at an amount greater than the carrying value of the liability, which would have had a material adverse effect on our financial condition and results of operations. The liability declined over time as the tax benefits were realized by the lessor. Periodically, the Company assessed the likelihood of repayment of the voluntary early termination liability. As long as there was more than a remote possibility of early termination, the liability was recorded and was released to other operating income as the liability decreased over the lease term. Payments received from/made  to the lessor as a result of changes in underlying variables such as market interest rates and corporate income tax were accounted for in the statement of income as other operating income/expense. As per December 31, 2005, the tax lease benefits liability was fully released.

Tangible Fixed Assets and Depreciation

Our FPSOs account for approximately 79.3% of our total assets, are our primary sources of revenues and, accordingly, represent our most material fixed assets. We account for the value of these assets at their construction or acquisition cost and depreciate them on a straight-line basis over an estimated useful life of 15 years. An increase or decrease in the actual useful lives of our FPSOs over their estimated useful lives could result in significantly higher or lower annual depreciation expenses, which could have a material effect on our results of operations and shareholder’s equity. In addition, our ability to recover the book value of our FPSOs depends, to a large extent, on our ability to enter into profitable service agreements for the vessels. If we are unable to secure profitable service agreements or if other circumstances arise indicating that the carrying amount an FPSO may not be recoverable, we may be required to record an impairment loss, which could similarly affect our results of operations and shareholder’s equity. No circumstances arose in 2003, 2004 or 2005 that indicated that our FPSOs could be impaired and, therefore, we did not record any impairment losses relating to our fleet. An extension of the useful lives of our FPSOs by one year would have resulted in a decrease in depreciation charges of approximately U.S.$10.0 million for 2005.

Accounts Receivable

Accounts receivables are stated at face value less an allowance for possible uncollectible accounts. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. Because our accounts receivables are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of these customers could have a material adverse effect on the collectability of our accounts receivables and our results of operations. In 2005, we recorded no provision relating to credit losses, compared to U.S.$0.5 million in 2004.

New Accounting Policies

SFAS 151

In November 2004, the FASB issued Statement No. 151 (“SFAS 151”), “Inventory costs, an amendment of ARB No. 43, Chapter 4”. SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense and waste and prohibits such costs from being capitalized in inventory. In addition, SFAS 151 requires that allocation of fixed production overheads to the inventory cost be based on the normal capacity of the production facilities. In accordance with the early adoption provisions of the statement, we have adopted SFAS 151 effective as of January 1, 2005. Adopting SFAS 151 did not have a material impact on our consolidated financial statements.

SFAS 153

In December 2004, the FASB issued Statement No. 153 (“SFAS 153”), “Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29”. SFAS 153 eliminates the exception in Opinion No. 29 for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that lack commercial substance. The statement will become effective in 2006 but we do not anticipate that the adoption of SFAS 153 will have a material impact on our consolidated financial statements.

SFAS 123R

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (“SFAS 123R”), concerning Share-Based Payment. SFAS 123R is a revision of Statement No. 123, “Accounting for Stock-Based Compensation”, which was adopted by us in 2003. SFAS 123R supersedes APB Opinion No. 25 that allowed the use of the intrinsic value for measuring stock-based compensation expenses for stock issued to employees. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R contains certain changes compared with the original pronouncement. The provisions of this statement are effective for financial statements issued for fiscal years beginning after January 1, 2006. We do not anticipate that the adoption of SFAS 123R will have a material impact on our consolidated financial statements since the company currently does not have any stock-based compensation subject to SFAS 123R.

FIN 47

In March 2005, the FASB issued FASB Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”. FIN 47 clarifies that the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and the method of settlement. Accordingly the Company would be required to recognize a liability for the fair value of a conditional asset retirement obligation if that fair value can be reasonably estimated. The statement became effective on December 31, 2005. The Company has investigated the existence of such obligations and concluded that the effects on the financial statements are negligible.

SFAS 154

In May 2005, the FASB issued Statement No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections”, which replaces APB Opinion No. 20 and SFAS No. 3. The statement establishes retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements for new accounting pronouncements. Error corrections must be applied in the same way as accounting changes. In conformity with the transition guidance in this Statement, the Company adopted SFAS No. 154 as from May 2005. Adopting SFAS 154 did not have a material impact on our consolidated financial statements.

SFAS 155

In February 2006, the FASB issued Statement No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133. and 140”. SFAS 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with Statement 133. The provisions of this statement will be effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not anticipate that the adoption of SFAS 155 will have a material impact on our consolidated financial statements.

SFAS 156

In March 2006, the FASB issued Statement No. 156 (“SFAS 156”), “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statement No. 140”. SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. The provision of this statement will be effective for all financial statements issued for fiscal years beginning after September 15, 2006. We do not anticipate that the adoption of SFAS 156 will have a material impact on our consolidated financial statements.

Results of Operations

	For year ended December 31,			Change
	2003	2004	2005	2003-2004	2004-2005
	(in U.S.$ thousands)			(%)
Revenues
FPSO business	258,182	370,241	333,828	43.4	(9.8)
SPM business	37,598	67,424	65,162	79.3	(3.4)
Total	295,780	437,665	398,990	48.0	(8.8)
Operating expenses
Operations expenses:
FPSO business	147,034	247,409	156,285	68.3	(36.8)
SPM business	38,721	66,664	99,312	72.2	49.0
Total	185,755	314,073	255,597	69.1	(18.6)
Selling, general and administrative expenses	9,800	9,754	11,310	(0.5)	16.0
Other operating income	(4,014)	(3,738)	(30,702)	(6.9)	721.3
Depreciation of tangible fixed assets and amortization of intangible assets	61,976	72,995	94,953	17.8	30.1
Total operating expenses	253,517	393,084	331,158	55.1	(15.8)
Operating income
FPSO business	45,307	45,339	103,730	0.1	128.8
SPM business	(3,044)	(758)	(35,898)	(75.1)	4635.9
Total	42,263	44,581	67,832	5.5	52.2
Financial income and expense
Interest income	3,530	3,355	3,550	(5.0)	5.8
Interest expense	(45,120)	(44,940)	(54,464)	(0.4)	21.2
Currency exchange results	10,841	2,924	(14,873)	(73.0)	(608.7)
Total	(30,749)	(38,661)	(65,787)	25.7	70.2
Income before taxes	11,514	5,920	2,045	(48.6)	(65.5)
Income taxes	(1,063)	(469)	(16,421)	(55.9)	3401.3
Income after income taxes	12,577	6,389	18,466	(49.2)	189.0
Minority interest	—	—	5,163	—	—
Net income	12,577	6,389	13,303	(49.2)	108.2
EBITDA(1):
FPSO business	106,960	118,279	198,632	10.6	67.9
SPM business	(2,721)	(703)	(35,847)	(74.2)	4999.1
Total	104,239	117,576	162,785	12.8	38.5

Note:

(1)          A reconciliation of EBITDA to net income and net cash provided by operating activities is included under “Item 3: Key Information—(A) Selected Consolidated Financial Data—Notes”.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Revenues

Revenues were U.S.$399.0 million in 2005, down 8.8% from U.S.$437.7 million in 2004. Revenues from our FPSO business were U.S.$333.8 million in 2005, down 9.8% from U.S.$370.2 million in 2004. Revenues from our SPM business were U.S.$65.2 million in 2005, down 3.4% from U.S.$ 67.4 million in 2004.

Revenues from our FPSO business decreased by U.S.$36.4 million in 2005. The payments received in relation to the reimbursement of expenses incurred in connection with the installation of a new water injection facility on the Haewene Brim decreased by U.S.$77.8 million during 2005 compared with 2004 because the water injection facility has been installed in October 2004 and we are currently in the close out phase of the project. The payments received under our service agreement with PetroSA for the reimbursable expenses incurred in connection with the installation of subsea equipment on the Sable Field during 2005 decreased by U.S.$2.9 million compared with 2004 because the work has been finalized during 2004 and the tariff income of the Glas Dowr decreased by U.S.$1.9 million in 2005. This total decrease of U.S.$82.6 million was partially offset by an increase in revenues of U.S.$46.2 million. U.S.$30.9 million was attributable to revenues in relation to FPSO Jotun A, U.S.$12.5 million was attributable to increased revenues as a result of redeployment of the Munin to the Xijiang Field, U.S.$0.9 million was attributable to increased operational fees of the Haewene Brim and U.S.$1.9 million was attributable to an extension of the contract for three years with Amerada Hess for the Uisge Gorm where the Company receives an operational fee in GBP and a U.S.$. tariff per barrel produced as of January 1, 2005.

Revenues from our SPM business decreased by U.S.$2.2 million in 2005, primarily attributable to a lower level of revenues associated with the Haewene Brim regarding the installation of a new water injection facility on the Haewene Brim which resulted in a decrease of revenues of U.S.$15.7 million in 2005. This decrease was partially offset by  U.S.$13.5 million due to a higher level of SPM activities in 2005. The higher level of SPM activities was mainly due to SPM delivery contracts for the development of buoy mooring systems during 2004 which were awarded late in the year and which will largely generate revenues during 2005. We do not expect payments under the contracts to have a material effect on our results of operations in the future.

Operations Expenses

Operations expenses were U.S.$255.6 million in 2005, down 18.6% from U.S.$ 314.0 million in 2004. In our FPSO business, our operations expenses were U.S.$156.3 million in 2005, down 36.8% from U.S.$247.4 million in 2004. In our SPM business, operations expenses amounted to U.S.$99.3 million in 2005, up 49.0% from U.S.$ 66.7 million in 2004.

The U.S.$91.1 million decrease in the operations expenses of our FPSO business during 2005 was primarily attributable to a decrease of expenses incurred in connection with the installation of a new water injection facility on the Haewene Brim of U.S.$77.8 million. In addition costs in relation to our service agreement with PetroSA for the reimbursable expenses incurred in connection with the installation of subsea equipment on the Sable Field during 2005 decreased by U.S.$2.9 million compared by 2004 because the work has been finalized during 2004, the commissioning and start-up costs decreased with U.S.$4.0 million associated with our service agreement with PetroSA relating to the Glas Dowr compared with 2004 and the operational expenses decreased by U.S.$2.5 million due to operational savings. In addition, effectively November 30, 2005 Talisman took over the role as operator of the Ross Field for the Bleo Holm resulting in a decrease of U.S.$3.9 million operations expenses.

Operations expenses of our SPM business increased by U.S.$32.6 million during 2005. Of this increase, U.S.$13.5 million was attributable to a higher level of SPM activities which was more than offset by the lower level of expenses incurred in connection with the installation of a new water injection facility on the

Haewene Brim of U.S.$15.7 million in 2005 compared with 2004. Operations expenses increased by U.S.$17.0 million due to an accrual in relation to the total estimated costs the Company expects to incur based on the outcome of an arbitration case regarding the alleged failure of the Company to pay for additional work and U.S.$5.1 million due to the costs of arbitration proceedings. In addition, the operations expenses increased by U.S.$4.6 million because higher general project costs, U.S.$4.0 million because of a provision for loss taken on one of our SPM projects during 2005 and U.S.$4.1 million in relation to higher costs for tender activities in 2005.

Selling, General and Administrative Expenses

Selling, general and administrative expenses amounted to U.S.$11.3 million in 2005, up 16.0% from U.S.$9.8 million in 2004. The increase of U.S.$1.5 million in selling, general and administrative expenses during 2005 was due to an increase of the costs of administrative supporting personnel of U.S.$0.9 million due to an increase in  the number of personnel, an increase in advertising costs of U.S.$0.1 million, an increase in rent of U.S.$0.1 million and an increase costs for professional services of U.S.$0.4 million.

Depreciation of Tangible Fixed Assets

Charges for depreciation of tangible fixed assets amounted to U.S.$95.0 million in 2005, up 30.1% from U.S.$73.0 million in 2004. The increase of U.S.$22.0 million in the amount of these charges resulted primarily from a U.S.$12.1 million increase in depreciation charges that we recorded in respect of FPSO Jotun A. In addition, the depreciation charges relating to FPSO Munin increased by U.S.$3.2 million as a result of capitalization of repair and lifetime extension work following the redeployment of the Munin to the Xijiang Field and Lufeng reconnection in 2004. Other contributing factors were higher depreciation charges of U.S.$3.2 million relating to FPSO Haewene Brim in connection with the installation of a new water injection facility (depreciation was temporarily suspended during the period the vessel was of location in 2004), of U.S.$3.3 million as a result of the accelerated depreciation of three solar turbines on the Bleo Holm because Talisman took over the role as operator of the Ross Field meaning that the turbines will be operated by our client and of U.S.$0.2 million as a result of the purchase of new equipment on board of the Uisge Gorm.

Operating Expenses

Due to the foregoing factors, total operating expenses were U.S.$331.2 million in 2005, down 15.8% from U.S.$393.1 million in 2004.

Operating Income

Due to the foregoing factors, operating income amounted to U.S.$67.8 million in 2005, up 52.2% from U.S.$44.6 million in 2004. Our operating margin increased to 17.0% of our revenues in 2005, compared to 10.2% of our revenues in 2004.

Financial Income and Expense

Net financial expense amounted to U.S.$65.8 million in 2005, up 70.2% from U.S.$ 38.7 million in 2004.

Our interest expense increased from U.S.$44.9 million in 2004 to U.S.$54.5 million in 2005. U.S.$7.3 million was attributable to the increase of our debt from U.S.$545.3 million in 2004 to U.S.$715.2 million in 2005 as a result of the financing of the purchase of FPSO Jotun A and U.S.$2.3 million due to the increase in interest costs as a result of a relatively higher interest rate. Interest income was U.S.$3.6 million in 2005, up 5.9% from U.S.$3.4 million in 2004, due to lower interest rates in 2004. Currency exchange results were a loss of U.S.$ 14.9 million in 2005, compared with a gain of

U.S.$2.9 million in 2004. U.S.$6.3 million of this decrease was attributable to our sterling and euro foreign currency exchange contracts. In 2005, we recognized U.S.$4.8 million of loss on these foreign currency exchange contracts compared to U.S.$1.5 million gain in 2004. In addition, we recorded no revaluation result on the restricted deposits do to their release in 2005, compared to U.S.$5.4 million revaluation gain in 2004. The movement of the U.S. dollar and the euro exchange rates from €/U.S.$1.3655 in 2004 to 1.1845 in 2005 and €/U.S.$ from 1.9388 in 2004 to 1.72041 in 2005 resulted in a loss in 2005, compared to a gain in 2004.

Income before Taxes

Due to the foregoing factors, income before taxes was U.S.$2.0 million in 2005, down 65.5% from U.S.$5.9 million in 2004. As a percentage of revenues, our income before taxes decreased from 1.4% in 2004 to 0.5% in 2005.

Income Taxes and Net Income

We recorded U.S.$16.4 million of income tax credits in 2005, up 3,180% from U.S. $0.5 million in 2004. These income tax credits consisted of current tax charges of U.S.$3.4 million in 2005, up 2,400% from U.S.$ 1.0 million in 2004, and deferred tax credits of U.S.$19.8 million in 2005, up 1,220% from U.S.$1.5 million in 2004. The decrease in the deferred tax credit in 2004 was primarily attributable to a change in the statutory tax rate in the Netherlands from 34.5% to 30.0%, which accordingly reduced the amount of tax credit available to offset against losses. The deferred tax credits primarily resulted from the increase of tax loss carry-forwards which resulted from our internal restructuring. After taking into account income tax credits and minority interest, net income amounted to U.S.$13.3 million in 2005, up 108.2% from U.S.$6.4 million in 2004.

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

The U.S.$100.4 million increase in the operations expenses of our FPSO business during 2004 was primarily attributable to the recognition of U.S.$90.3 million in reimbursable expenses relating to the installation of a new water injection facility on the Haewene Brim as described above under “—Revenues”. U.S.$10.1 million of this increase relates to higher operations expenses for the Glas Dowr and lower operations expenses on the Munin for the reasons described under “Revenues”.

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

Operating Expenses

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

Our interest expense decreased from U.S.$45.1 million in 2003 to U.S.$44.9 million in 2004. In 2003 we capitalized U.S.$6.1 million of interest relating to modifications to the Glas Dowr, while in 2004, we capitalized U.S.$0.4 million of interest relating to the repair and lifetime extension work of the Munin to the Xijiang Field and Lufeng reconnection. Our total debt decreased from U.S.$587.5 million in 2003 to U.S.$545.3 million in 2004. In 2004, we also benefited from a fixed-to-floating rate swap transaction relating to the interest that is payable on the aggregate principal amount of our 10 1/4% Senior Notes due 2012. See “—Interest Expense”. Both of these resulted in a decrease of interest costs of U.S.$5.9 million. The weighted average interest rate payable on our debt increased due to our issuance in April 2003 of an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 at a relatively higher interest rate. In contrast, the issuance of 10 1/4% Senior Notes due 2012 had limited effect on comparable periods, because we have been able to reduce the effective rate of interest payable on our 10 1/4% Senior Notes due 2012 through the use of a fixed-to-floating interest rate swap.

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

Income Taxes and Net Income

We recorded U.S.$0.5 million of income tax credits in 2004, down 45.5% from U.S.$1.1 million in 2003. These income tax credits consisted of current tax charges of U.S.$1.0 million in 2004, down 37.5% from U.S.$1.6 million in 2003, and deferred tax credits of U.S.$1.5 million in 2004, down 44.4% from U.S.$2.7 million in 2003. The deferred tax credits primarily resulted from the increase of tax loss carry-forwards which resulted from our internal restructuring. The amount of tax credit that we can deduct depends on, among other things, our aggregate losses and the applicable tax rate. Consequently, the decrease of U.S.$1.2 million in the deferred tax credit in 2004 was primarily attributable to a change in the statutory tax rate in the Netherlands from 34.5% to 30.0%, which accordingly reduced the amount of tax credit available to offset against losses. After taking into account income tax credits, net income amounted to U.S.$6.4 million in 2004, down 49.2% from U.S.$12.6 million in 2003.

(B)   Liquidity and Capital Resources

Overview

Our primary sources of liquidity are cash flows generated from our operations and external debt. Our primary uses of cash are to fund working capital, to service indebtedness and to fund investments in new FPSOs. We believe that our working capital is sufficient to satisfy current requirements.

The following table sets forth selected information concerning our consolidated cash flows during the periods indicated.

	Year ended December 31,
	2003	2004	2005
	(in U.S.$ thousands)
Provided by operations	71,920	71,661	108,616
(Used in) investing activities	(65,142)	(18,744)	(306,780)
Provided by (used in) financing activities	5,807	(40,282)	202,412
Bank debt	(73,988)	(40,282)	182,890
10 1/4% Senior Notes due 2012	75,375	—	—
Debt arrangement fees	(2,260)	—	(1,137)
Minority interest	—	—	29,019
Premium paid for interest rate cap.	—	—	(1,462)
Proceeds/(payments) from fixed-to-floating interest rate swap(1)	6,680	—	(6,898)

Notes:

(1)          Relates to the following: a net gain was realized in 2003 in connection with the unwinding of a fixed-to-floating interest rate swap transaction entered into on April 25, 2003 that was associated with our 10 1/4% Senior Notes due 2012. A net loss was realized in 2005 in connection with the partially unwinding of a fixed-to-floating interest rate swap entered into on July 17, 2003 that is associated with our 10 1/4% Senior Notes due 2012. See “—(A) Factors Affecting Results of Operations—Interest Expense”.

Net Cash Flow Provided by Operations

Net cash flow provided by operations consists of operating income earned from our service agreements and our SPM delivery contracts, adjusted for investments in working capital and non-cash items such as depreciation and amortization. Working capital is defined as our current assets less our current liabilities. Net cash flow provided by operations was U.S.$71.9 million in 2003, U.S.$71.7 million in 2004 and U.S.$108.6 million in 2005. The increase in net cash flow provided by operations from 2003 to 2004 was U.S.$0.2 million. The changes in working capital include movements in work in process, billings in excess of cost and unrealized income, other receivables, other liabilities and accrued expenses, accounts payable and prepaid expenses. Work in process increased from U.S.$8.1 million to U.S.$13.8 million because the level of our SPM business activities was lower in 2003 compared to 2004. Billings in excess of cost increased from U.S.$4.3 million to U.S.$8.5 million because during 2004 there were more SPM projects for which advance billings were sent. Other receivables increased by U.S.$1.1 million primarily because of a higher amount in chargables to the client in relation to variation orders not yet approved. Other liabilities and accrued expenses increased by U.S.$12.6 million, primarily because of the increase in the number of SPMs we recorded a higher accrual for expenses. Accounts payable increased by U.S.$1.5 million mainly because of increased project expenses relating to the water injection unit project of the Haewene Brim. In 2004, prepaid expenses increased by U.S.$2.1 million, primarily due to the higher level of advance payments, as compared to 2003, in connection with general office expenditures.

The increase in net cash flow provided by operations from 2004 to 2005 was U.S.$36.9 million. The changes in working capital include movements in work in process, billings in excess of cost and unrealized income, other receivables, other liabilities and accrued expenses, accounts payable and prepaid expenses. The increase in net cash flow provided by operations from 2004 to 2005 was primarily attributable to an increase of the operating results which was partially offset by a reduction of working capital. Work in process increased from U.S.$13.8 million to U.S.$15.2 million because the level of our SPM business activities was higher in 2005 compared to 2004. Billings in excess of cost increased from U.S.$8.5 million to U.S.$11.6 million because during 2005 there were more SPM projects for which advance billings were sent.

Other receivables increased from U.S.$24.9 million to U.S.$25.7 million primarily because of a higher amount in chargables to the client. Other liabilities and accrued expenses increased by U.S.$23.0 million, primarily because of a provision in the costs in relation to the alleged failure of the Company to pay for additional work and the market to market value of the foreign currency exchange contracts. Accounts payable decreased by U.S.$8.5 million mainly because of decreased project expenses relating to the water injection unit project of the Haewene Brim in 2005. In 2005, prepaid expenses decreased by U.S.$0.8 million, primarily due to a lower level of advance payments, as compared to 2004, in connection with general office expenditures.

Net Cash Flow (Used in) Investing Activities

Net cash flow (used in) investing activities depends primarily on the amount of capital expenditures that we make in connection with the construction, modification or acquisition of FPSOs. Net cash flows (used in) investment activities totaled U.S.$(65.1) million in 2003, U.S.$(18.7) million in 2004 and U.S.$(306.8) million in 2005. The net cash outflow in 2003 resulted primarily from modifications that we made to the Glas Dowr to prepare it for operation on the Sable Field. In 2004, cash flow used in investment activities related to modifications that we made to the Munin to prepare it for redeployment on the Xijiang field and an investment in the issued share capital of Emerald Energy Resources Ltd. The cost of the Munin modifications have been capitalized and added to the historic cost of the vessel. The net cash outflow in 2005 consisted of U.S.$381.8 million for the purchase of FPSO Jotun A, U.S.$2.2 million for work performed in connection with building two stock buoys and U.S.$2.3 million for work performed in connection with the recently commenced FPSO conversion of the Aoka Mitzu. Furthermore, U.S.$1.0 million related to equipment on the Uisge Gorm, U.S.$0.9 million to equipment on the Munin, U.S.$2.6 million to the purchase of new solar turbines on the Bleo Holm and U.S.$0.7 million to expenditures on certain office equipment and U.S.$0.8 million in OPL 229. In addition, we invested U.S.$2.0 million in the shares of Emerald Energy Resources Ltd. Furthermore, all tax lease structures that have been entered into for FPSO Uisge Gorm, FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim were terminated, resulting in the discharge of the restricted deposits and receipt of a cash payment from the lessor.

Net Cash Flow Provided by (Used in) Financing Activities

The net cash flow provided by (used in) financing activities is primarily driven by our borrowing activities. These cash flow amounted to U.S.$5.8 million in 2003, U.S.$(40.3) million in 2004 and U.S.$202.4 million in 2005. Our net indebtedness typically increases while we are modifying, developing or acquiring an FPSO, while our net indebtedness tends to decrease if we are not engaged in those activities. In 2003, the net cash flow provided by financing activities resulted primarily from expenditures relating to the refinancing of our former credit facility and certain other indebtedness and from the issuance of an additional U.S.$75.0 million outstanding 10 1/4% Senior Notes due 2012. In 2004, the net cash used in financing activities was primarily applied to repay part of the revolving credit facility. In 2005, the net cash used in financing activities was primarily from borrowings for our fully consolidated partnership PR Jotun DA. In addition, the Company used financing activities for paying debt arrangement fees and for partially canceling the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the period from August 15, 2005 to August 15, 2007.

Financing Arrangements

As of December 31, 2005, we did not have any short-term bank debt under working capital facilities or our credit facility. We had total long-term bank debt of U.S.$116.9 million incurred under our credit facility, a long term bank debt of U.S.$291.5 million in relation of the purchase of the FPSO Jotun A and cash of U.S.$43.0 million. We also had U.S.$335.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 outstanding and U.S.$147.0 million of indebtedness outstanding under the subordinated Marenco loan.

Credit Facility

Our credit facility is a U.S.$600.0 million revolving credit facility that we signed in January 2002 with an international syndicate of banks led by Barclays Capital, Fortis Bank and ING Bank. The facility has a tenor of eight years and may be used to finance the development of new FPSOs and for general corporate purposes. Its structure includes a borrowing base, calculated according to the present value of cash flows we earn or expect to earn under our FPSO service agreements and a proportion of the residual value of our assets. The facility may be drawn upon at any time up to the lower of the current amount of the facility limit and the borrowing base. The facility limit, which was U.S.$ 320 million as of December 31, 2005, reduces by U.S.$20.0 million per quarter and is scheduled to reach zero in December 2009. Interest is payable at a rate that is equal to a margin over LIBOR. The margin, which is currently 1.400%, varies from 1.300% to 1.700% depending on certain factors. As of December 31, 2005, the applicable interest rate was 5.67%. A description of the principal terms of the credit facility, including restrictions on the incurrence of indebtedness and other financial covenants, is included under “Item 10: Additional Information—(C) Material Contracts—Credit Facility”.

The following table presents certain information regarding the expected availability of funding under our credit facility in its current form during the periods indicated.

	Year ending December 31,
	2006	2007	2008	2009	2010
	(in U.S.$ millions)
Facility limit	240	160	80	0	—
Borrowing base(1)	291	274	253	224	—

Note:

(1)          Based on our current FPSO fleet except for FPSO Jotun A

Other Financing Arrangements

In addition to the credit facility described above, we also have entered into the following financing arrangements.

•       Long-term loan. On July 1, 2005, the Company entered into a U.S.$175.0 million loan agreement to finance the acquisition of a 55% ownership interest in PR Jotun DA. The loan will amortize to zero over a period of six years and a quarter, by September 2011. Interest equals 0.60% over LIBOR. The non-recourse loan is secured with a mortgage over the FPSO and an assignment of the bareboat charter contract with the Jotun field partners to the lenders.

On July 1, 2005, PR Jotun DA entered into a U.S.$143.2 million loan agreement with Standard Marine Nordsjo AS (“SMNAS”) to finance the acquisition of the FPSO Jotun A. The loan will amortize to zero over a period of six years and a quarter, by September 2011. Interest equals 5%.

•       10 1/4% Senior Notes due 2012. In February 2002, we issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through our finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the principal amount thereof. We used the gross proceeds from the issuance to repay approximately U.S.$248.5 million of indebtedness outstanding under our credit facility and to pay approximately U.S.$7.5 million of costs relating to the issuance. In April 2003, we issued an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through our finance subsidiary, Bluewater Finance Limited, at a price of 100.5% of the aggregate principal amount thereof plus accrued interest from and including February 15, 2003 to but excluding the issue date. We used approximately U.S.$75.4 million of the gross proceeds from the issuance, excluding the accrued interest from and including February 15, 2003 to but excluding the issue date, to repay approximately U.S.$73.4 million of indebtedness outstanding under our credit facility and to pay an estimated U.S.$2.0 million of costs relating to the issuance. The 10 1/4% Senior Notes due 2012 have been fully and unconditionally guaranteed, on a joint and several basis, by our other group companies. A description of the principal terms of the 10 1/4% Senior Notes due 2012, including financial covenants and change of control provisions, is included under “Item 10: Additional Information—(C) Material Contracts—10 1/4% Senior Notes due 2012, Indenture and Associated Swap”.

•       Subordinated Marenco Loan. We have borrowings outstanding under a loan from Marenco Investments Limited, our affiliate, that is fully subordinated to both our credit facility and the guarantees of our 10 1/4% Senior Notes due 2012. As of December 31, 2005, the total amount of this loan (including accrued interest) was U.S.$147.0 million. Interest is payable at a rate of 7.0% per annum; however, cash interest payments on the loan can be made only in accordance with the provisions of our credit facility and the restricted payment provisions of the indenture for our 10 1/4% Senior Notes due 2012. In 2005, we accrued approximately U.S.$4.9 million, and we repaid U.S.$5.0 million of interest on the loan. A description of the principal terms of the Subordinated Marenco Loan, including limitations on interest payments, is included under “Item 10: Additional Information—(C) Material Contracts—Subordinated Marenco Loan”.

•       Guarantee Facilities. We are party to a U.S.$10.0 million guarantee facility with Lloyds TSB, a U.S.$20.0 million performance guarantee facility with ABN-AMRO Bank, a €20.0 million (U.S.$23.7 million) performance guarantee facility with Nationale Borg and a U.S.$20 million guarantee facility with ING. The facilities enable us to give bank guarantees to our suppliers. As of December 31, 2005, we had U.S.$18.1 million of obligations guaranteed under these facilities.

Capital Expenditures

From time to time, we are required to make capital expenditures in respect of our FPSOs and our SPM development projects. In 2003 our capital expenditures resulted primarily from modifications that we made to the Glas Dowr to prepare it for operation on the Sable Field. In 2004 our capital expenditures related primarily to modifications that we made to the Munin in connection with its redeployment to the Xijiang Field in the South China Sea. The investment during 2005 consisted primarily of work performed in connection with building two stock buoy’s, work performed in connection with the Aoka Mizu  FPSO conversion project and capital equipment on the Uisge Gorm, Munin and Bleo Holm.

Our future capital expenditures will depend primarily on the projects that we undertake.

(C)        Research and Development

We have focused our research and development activities on technology that is integral to our FPSO and SPM businesses. We have an in-house design and engineering team consisting of engineers trained in a number of disciplines. We also access new sources of information or technology by entering into strategic alliances with equipment manufacturers, oil and gas companies, universities or by participating in joint industry programs. While the market for our products and services is subject to continual technological changes, development cycles from initial conception through introduction can extend over several years. Our efforts have resulted in the development of a number of inventions, new processes and techniques, many of which have been incorporated as improvements to our product lines. Our research and development activity has led to a number of patents or patent applications, principally in the area of SPM systems. See “Item 4: Information on the Company—(B) Business Overview—Intellectual Property”. During 2003, 2004, and 2005, our research and development expenditures were U.S.$0.5 million, U.S.$0.5 million, and U.S.$0.6 million, respectively. We expect to expend a similar amount on research and development in future periods.

(D)       Off-balance Sheet Arrangements

We are not a party to any material off-balance sheet financial arrangements.

(E)        Tabular Disclosure of Contractual Obligations

The following table presents the scheduled maturities of our contractual obligations, including estimated interest expenses, assuming that any available rollover provisions were inapplicable, as of December 31, 2005.

	Total	<1 year	1-3 years	3-5 years	>5 years
	Payments due by Period (in U.S.$ thousands)
Long-term debt obligations	1,066,969	105,646	241,607	275,309	444,407
Long-term loan, related party	236,100	—	—	—	236,100
Interest rate swaps	(11)	(11)	—	—	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	18,768	1,505	4,406	4,533	8,324
Purchase obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—
Total	1,321,826	107,140	246,013	279,842	688,831

ITEM 6:               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)         Directors and Senior Management

Our business and general affairs are managed by the management boards of Aurelia Energy N.V. and Bluewater Holding B.V. and the executive officers of Bluewater Energy Services B.V.

Aurelia Energy N.V.

Aurelia Energy N.V. is a holding company that invests in companies that are specialized service providers to and operators in the offshore oil industry. These investment activities are managed by Aurelia Energy N.V.’s management board, which is authorized to represent the company. Aurelia Energy N.V.’s management board currently consists of two managing directors, Intertrust (Curaçao) N.V., which was elected to the management board on December 6, 1993 by a vote of the sole shareholder of Aurelia Energy N.V. for an indefinite term, and Mr. John Collison, who was elected to the management board on December 29, 2000 by a vote of the sole shareholder of Aurelia Energy N.V. for an indefinite term.

Meespierson Intertrust (Curaçao) N.V.

Meespierson Intertrust (Curaçao) N.V. is a limited liability company established under the laws of the Netherlands Antilles on May 11, 1981 that provides director nominee services on a fee basis for Netherlands Antilles companies. Meespierson Intertrust (Curaçao) N.V. has served as a managing director of Aurelia Energy N.V. since the company was established in the Netherlands Antilles in 1993. Meespierson Intertrust (Curaçao) N.V. currently also serves as a managing director of a number of Aurelia Energy N.V.’s subsidiaries and affiliates, and it provides similar services on a fee basis for a number of other companies. Mr. R.J.G.A. Bremer as managing director and Ms. V.M.G. Haseth-Portillo as Attorney-in-Fact are authorized to represent Meespierson Intertrust (Curaçao) N.V. in its capacity as the sole managing director of Aurelia Energy N.V. Meespierson Intertrust (Curaçao) N.V. was elected to the management board of Aurelia Energy N.V. on December 6, 1993 at the direction of Mr. Hugo Heerema who, at the time of the election, was the beneficial owner of 100.0% of Aurelia Energy N.V.’s outstanding share capital. See “Item 7: Major Shareholder and Related Party Transactions—(A) Major Shareholder”.

John Collison

Mr. Collison, 66, has served as a managing director of Aurelia Energy N.V. since December 29, 2000. Mr. Collison is a qualified accountant and also serves as a director on the board of directors of a number of Aurelia Energy N.V.’s subsidiaries. Mr. Collison has served as a financial director of a number of multi-national organizations operating in the Middle East, including the A.W. Aujan Group, the Abdulla Fouad Group and the Algosaibi Group. Mr. Collison has over 35 years of experience in the oil, gas and petrochemicals industry, serving in positions of financial management, control and direction.

Bluewater Holding B.V.

Aurelia Energy N.V.’s operating activities are conducted exclusively through its operating subsidiaries in accordance with policies that are established by the management board of Bluewater Holding B.V. The general meeting of the shareholders of Bluewater Holding B.V. determines the size of the management board, appoints and dismisses the members of the management board and determines their compensation and benefits. Bluewater Holding B.V.’s management board currently consists of one managing director, Mr. Hugo Heerema, who is authorized to represent the company. Mr. Heerema was elected to the management board on March 10, 2000 by a vote of the sole shareholder of Bluewater Holding B.V. for an indefinite term.

Hugo Heerema

Mr. Heerema, 53, is the sole managing director of Bluewater Holding B.V. and the founder of Aurelia Energy N.V. Mr. Heerema founded Aurelia Energy N.V. in September 1993 in connection with his acquisition of the “Bluewater” group of companies. Prior to this acquisition, Mr. Heerema was employed by the Heerema Group, where he served as a commercial director. Mr. Heerema holds an MBA from the University of Delft and has over 25 years of experience in the offshore industry. Mr. Heerema has acted as the managing director of Aurelia Energy N.V.’s various Dutch subsidiaries since 1993. He has also held several advisory positions and non-executive directorships in affiliated companies. At the time of his appointment to the management board of Bluewater Holding B.V., Mr. Heerema was the beneficial owner of 100.0% of Aurelia Energy N.V.’s outstanding share capital. While he has since transferred this shareholding to the Jacaranda Trust, the trustees of the Jacaranda Trust are prohibited from exercising their power in a manner that would result in Mr. Heerema being dismissed or replaced as Bluewater Holding B.V.’s sole managing director without his prior written consent. See “Item 7: Major Shareholder and Related Party Transactions—(A) Major Shareholder”.

Bluewater Energy Services B.V.

The executive officers of Bluewater Energy Services B.V. are responsible for implementing the policies established by the management board of Bluewater Holding B.V. Under general powers of attorney, each executive officer having the title “Vice President” may individually bind Bluewater Energy Services B.V. for legal acts up to an amount of €100,000. Two executive officers acting together may bind Bluewater Energy Services B.V. for legal acts up to an amount of €500,000. The executive officers serve in their positions pursuant to employment agreements entered into with Bluewater Energy Services B.V. and may be appointed and dismissed in accordance with applicable employment law.

The following table presents certain information concerning the current executives of Bluewater Energy Services B.V.

Name	Current Office	Date of Appointment
Michel Bonte	Vice President, Business Development	May 14, 1996
Jaap de Baan	Vice President, Technology and Development	September 1, 1993
Jesse van de Korput	Vice President, Floating Productions	November 1, 1998
Kees Voormolen	Vice President, Finance and Administration	July 1, 2000
Maarten van Aller	Vice President, Projects	November 10, 2003
Rene Raaijmakers	Vice President, Proposals	October 1, 2005

Michel Bonte

Mr. Bonte, 56, serves as Vice President of Business Development. Mr. Bonte held management positions with the Heerema Group, Seaway Heavy Lifting and the Glenmore Group prior to joining our company in 1996. He holds a civil engineering degree from Weg en Waterbouw in Rotterdam and an MBA from the Instituut voor Bedrijfsopleidingen in Zeist. He has over 30 years of experience in the offshore sector.

Jaap de Baan

Mr. de Baan, 58, serves as Vice President of Technology and Development. Mr. de Baan joined our company in 1978 and has over 30 years of experience in managing and supervising of design and engineering of FPSOs and SPM systems. He holds a mechanical engineering degree from Rotterdam Technical College.

Jesse van de Korput

Mr. van de Korput, 48, serves as Vice President of Floating Productions. He held management positions with Elf Petroland and Fluor Daniel prior to joining our company. Mr. van de Korput holds an engineering degree and a master’s degree in management from the Vrije Universiteit of Brussels and Boston. He has 15 years of experience in the offshore industry.

Kees Voormolen

Mr. Voormolen, 43, serves as Vice President of Finance and Administration. He held positions with Royal Boskalis Westminster, Western Atlas Inc. and KLM Royal Dutch Airlines prior to joining our company in 1999. Mr. Voormolen holds a masters degree in business economics from the Erasmus University of Rotterdam and has nine years of experience in the offshore industry. Mr. Voormolen also has approximately 19 years of experience with structured financing, project financing and mergers and acquisitions.

Maarten van Aller

Mr. van Aller, 37, serves as Vice President of Projects. He held project management positions within the IHC Caland Group and sales positions within a shipping service company prior to joining our company in 2001 as a Business Development Manager. Mr. van Aller holds a masters degree in civil engineering from the Delft University of Technology. Mr. van Aller has 12 years of experience in the offshore sector.

René Raaijmakers

Mr. Raaijmakers, 37, serves as Vice President of Proposals. He joined Bluewater early 1996 and held various positions within the Technology & Development and Business Development divisions and the last 2 years as the Business Development Manager for Bluewater Offshore Production Systems (USA), Inc. in

Houston. Mr. Raaijmakers holds a masters degree in civil engineering from the Delft University of Technology and has more than 10 years of experience in the offshore sector.

(B)        Compensation

The aggregate compensation of our various managing directors and executive officers as a group was U.S.$1.6 million in 2005. In 2005, we set aside or accrued U.S.$0.3 million to provide pension, retirement or similar benefits.

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

The following table presents the average number of workers that we employed on a permanent and on an auxiliary basis during the periods indicated.

	Year ended December 31,
	2003	2004	2005
Permanent employees	413	476	670
Auxiliary employees	119	114	75
Total employees	532	590	745

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

(E)        Share Ownership

Mr. Heerema (with certain members of his immediate family) is a beneficiary of the Jacaranda Trust, which beneficially owns 100.0% of our outstanding common B shares and 100.0% of our outstanding preference A shares. See “Item 7: Major Shareholder and Related Party Transactions—(A) Major Shareholder”. We currently do not have any outstanding options entitling the holders thereof to acquire our common B shares or our preference A shares, nor have we entered into any arrangements for providing for the issuance of those shares to our employees, executive officers or managing directors through the granting of options or otherwise.

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

On January 29, 2003, Mr. Heerema transferred by gift, and for no consideration, his shareholdings in Aurelia Holding N.V. to Bailhache Labesse Trustees Limited and Mr. Graham Boxall, as trustees of the Jacaranda Trust. The Jacaranda Trust is an irrevocable discretionary trust constituted under the laws of Jersey. Mr. Heerema and certain members of his immediate family are the current beneficiaries of the Jacaranda Trust. In connection with this transfer, the Jacaranda Trust became the beneficial owner of 136,000 of our common B shares and 34,000 of our preference A shares, representing 100.0% of our outstanding voting shares. It is expected that, upon completion of the dissolution and liquidation of Aurelia Holding N.V., Bailhache Labesse Trustees Limited and Mr. Graham Boxall, as trustees of the Jacaranda Trust, will become the direct owner of these shares. While the transfer of Mr. Heerema’s shareholdings in Aurelia Holding N.V. resulted in a change of control for the purposes of the U.S. securities laws, it did not result in a “Change of Control” under the indenture for our 10 1/4% Senior Notes due 2012.

The documentation relating to the transfer of Mr. Heerema’s shareholdings in Aurelia Holding N.V. and the settlement of the Jacaranda Trust includes certain provisions affecting the potential for a future change of control for the purposes of the U.S. securities laws and the election of managing directors that are generally responsible for setting policies and managing the general affairs and business of our operating subsidiaries. In particular, the documentation providing for the transfer to the Jacaranda Trust of Mr. Heerema’s shareholdings in Aurelia Holding N.V. will be revoked and annulled, and ownership of Aurelia Holding N.V., or, after the liquidation of Aurelia Holding N.V., ownership of us, will revert back to Mr. Heerema if his death occurs within certain periods of time and is subject to certain Belgian or Dutch tax consequences. In addition, while the documentation relating to the settlement of the Jacaranda Trust generally provides its trustees with discretion in determining the manner in which our outstanding shares may be voted, it prohibits them from exercising their powers in a manner that would result in Mr. Heerema being dismissed or replaced as the sole member of the management board of Bluewater Holding B.V. without his prior written consent. The management board of Bluewater Holding B.V. is generally responsible for setting the policies of our operating companies.

(B)   Related Party Transactions

Marenco Loans

We currently have indebtedness outstanding under a subordinated loan from Marenco Investments Limited, an unconsolidated affiliate that is owned by our sole beneficial shareholder. Interest on the loan is fixed at a rate of 7.0% per annum; however, cash payments may only be paid in certain circumstances. The largest amount of indebtedness outstanding under this loan during the last three years was U.S.$147.0 million. This is the amount of indebtedness that was outstanding as of December 31, 2005. Marenco Investments Limited loaned these funds to us in a series of transactions to enable us to finance the construction and modification of FPSOs. In 2005, we accrued approximately U.S.$4.9 million and repaid U.S.$5.0 million of interest on the loan.

ITEM 8:   FINANCIAL INFORMATION

(A)   Consolidated Statements and Other Financial information

Financial Statements

Please refer to Item 18.

Legal and Arbitration Proceedings

On February 10, 2006 the London Court of International Arbitration issued its decision regarding a claim against the Company relating to the alleged failure of the Company to pay for additional work performed by a subcontractor, by which the Company was ordered to pay U.S.$15.9 million to the subcontractor. Further issues remain outstanding in connection with this dispute, including interest costs, legal costs and the treatment of exchange rates. These matters are likely to be subject of further negotiations between the parties and/or adjudication by the Tribunal. Considering the Tribunal’s ruling and the remaining uncertainty regarding the outstanding matters, the Company recorded a provision its 2005 statement of income amounting to U.S.$17 million.

From time to time, the Company is subject to various claims arising out of the ordinary course of business. At December 31, 2005, a significant claim existed against the Company involving claims alleging aggregate damages of U.S.$16.0 million. This claim relates to the alleged breach of a contract for the design of equipment. Since the outcome of this claim is uncertain the Company cannot estimate a possible loss or range of loss. While the ultimate result of all such matters is not presently determinable, based upon current knowledge and facts, management does not expect that their resolution will have a material adverse effect on the Company’s consolidated financial position or results of operation.

In 2004, certain of our competitors initiated injunction proceedings in the district court in The Hague in respect of an alleged infringement of intellectual property rights. The court rejected the claim, and currently the court’s rejection of the claim is under appeal in the Court of Appeal. We expect the Court of Appeal to release its judgment during the second quarter of 2006. With respect to the patents at stake, we have received advice from our patent agent that our product design does not infringe upon any valid claim of the patent. In support of these proceedings we, in consultation with our patent advisors, initiated proceedings to obtain the decision of the Court that one of the patents relied upon by these competitors is declared null and void. Meanwhile our competitors also started proceedings at the same Court requesting a judgment on the merits of their case. The above proceedings are running in parallel with the European patent application of our competitor that was the subject of our opposition proceeding. Both parties have appealed against the findings of the European Patent Office in Munich.

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

(B)   Significant Changes

There have not been any significant changes to our business or financial condition since December 31, 2005.

ITEM 9:   THE OFFER AND LISTING

(A)   Offer and Listing Details

We are a privately held company that is owned by a single beneficial shareholder and, accordingly, there is no established or liquid trading market for our preference A shares or our common B shares.

(B)   Plan of Distribution

Not applicable.

(C)   Markets

Neither our outstanding preference A shares nor our outstanding common B shares are listed on a securities exchange or otherwise quoted. Our outstanding 10 1/4% Senior Notes due 2012 are listed on the Luxembourg Stock Exchange and trade under the symbol “BLUWAT”.

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

Description of Share Capital: Rights, Restrictions and Preferences

Our authorized share capital is U.S.$170,000, divided into 34,000 preference A shares and 136,000 common B shares, each with a par value U.S.$1,000 per share. Each share is entitled to one vote on all matters duly presented to a general meeting of shareholders for adoption. Cumulative voting is not permitted. Shares are issued by the management board and new shares may be issued from time to time by the management board, provided that the price of any newly issued shares may not be below par. New shares shall be issued to existing shareholders, in proportion to the shares held by them at the time. We may acquire fully-paid up shares for our own capital, provided that at least 20% of our authorized share capital remains issued and outstanding with other shareholders after any acquisitions. We may not vote or make a claim on any shares held by us and any shares held by us may not participate in any profit or liquidation balance. Neither our articles of incorporation nor Netherlands Antilles law provides for any right of the shareholders to have their shares redeemed.

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

Modifications of Shareholders’ Rights

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

Shareholders’ Meetings

The annual general meeting of shareholders shall be held in Curaçao, the Netherlands Antilles within nine months after the end of our financial year. During this annual meeting, a report regarding our course of business and conduct of affairs during the past financial year is given by the management board and a balance-sheet and profit and loss account must be adopted.

Each managing director and any shareholder jointly representing at least 10.0% of our issued share capital may call a meeting. All meetings must be convened by an advertisement in a widely read newspaper in Curaçao, the Netherlands Antilles at least five days prior to the meeting. The advertisement must contain the agenda for the meeting or state the agenda has been deposited at our office for the shareholders’ inspection. If the meeting is being convened to deal with proposed amendments to our articles of incorporation, the advertisement must include a statement to that effect. Even if the above provisions are not abided by, resolutions will nevertheless be valid if they are adopted by unanimous vote at a meeting in which our entire share capital is represented.

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

(C)   Material Contracts

Service and Bareboat Agreements

We currently operate our FPSOs on offshore oil fields pursuant to six service and bareboat agreements that we have entered into with oil companies. These service agreements consist of the documents included as Exhibits 4.1 to 4.14, Exhibit 4.59 and Exhibit 4.62 of this annual report. On March 31, 2006 we entered into a service agreement with Nexen Petroleum U.K. Ltd. with respect to the provision and operation of an FPSO for production on the Ettrick field on the UK continental shelf. For this project our existing hull Aoka Mizu will be converted into an FPSO. The principal terms and conditions of these agreements are described under “Item 4: Information on the Company—(B) Business Overview—FPSO Business—FPSO Fleet and FPSO Hull”.

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

Structure

The credit facility is a U.S.$600.0 million reducing revolving credit facility. See “—Maturity and Amortization”. Subject to certain conditions the facility can be used to finance the construction of new FPSOs and for general corporate purposes. The structure of the facility includes a borrowing base, calculated according to the present value of cash flows we will or may earn under our FPSO service agreements and a certain amount of residual asset value. The facility can be drawn at any time up to the lower of the limit and the borrowing base amount at that time. The borrowing base amount consists of the sum of three tranches. Tranche 1 consists of 100.0% of the net present value of the contracted facility fee income under our FPSO service agreements during the minimum contract periods. Tranche 2 consists of 65.0% of the net present value of the contracted facility fee income during expected contract extensions. Tranche 3 consists of 50.0% of the net present value of the market value of the FPSOs at the end of the expected contract term, up to a maximum amount of U.S.$20.0 million per vessel and U.S.$100.0 million in total. A new borrowing base is recalculated every six months subject to majority bank approval or, if such approval is not obtained, subject to an independent expert. During the six-month period, the borrowing base may be redetermined following certain events, including the termination of our service agreements, the total loss of an FPSO or a change in the deployment period of an FPSO as confirmed by the oil company.

Interest Rates and Fees

Advances under the credit facility bear interest at a rate per annum equal to LIBOR plus a margin of 1.300% for the first five years of the credit facility and 1.500% for the remainder of the life of the credit facility. There is a margin adjustment mechanism under which the applicable margin is increased by up to 0.200% during each such five-year period if the amount of credit that is drawn exceeds certain percentages of the borrowing base. Pursuant to the margin adjustment mechanism, the applicable margin is also reduced if our rating by Standard & Poor’s reaches a certain level. Commitment commissions are 50.0% of the applicable margin.

Guarantees and Security

The borrowers’ obligations under the credit facility are guaranteed by Aurelia Energy N.V. and each of its direct and indirect subsidiaries other than the borrowers and Bluewater Finance Limited. Together, the borrowers and the guarantors have granted security interests over substantially all of their assets, including mortgages over all FPSOs, fixed charges over certain of their properties, debts, bank accounts, insurance proceeds and specified agreements. In addition, the shares of each FPSO-owning company have been pledged in favor of the facility security trustee for the lenders under the credit facility, and the operating income relating to our FPSO service agreements has been pledged to the lenders to secure the credit facility.

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

Maturity and Amortization

The credit facility had a remaining term of four years as of December 31, 2005. The facility limit, which reduces by U.S.$20.0 million per quarter, was U.S.$320.0 million as of December 31, 2005 and is scheduled to reach zero by December 2009.

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

10 1/4% Senior Notes due 2012, Indenture and Associated Swap

We are a party to an indenture, dated as of February 22, 2002, among Bluewater Finance Limited, each of the guarantors party thereto and The Bank of New York, as trustee, pursuant to which we issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 on February 22, 2002 and an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 on April 23, 2003. The 10 1/4% Senior Notes due 2012 were issued by our finance subsidiary, Bluewater Finance Limited, and were initially guaranteed by each of: Aurelia Energy N.V., Bleo Holm Standby Purchaser N.V., Bluewater (Bleo Holm) N.V., Bluewater Brasil Ltda., Bluewater Energy N.V., Bluewater Energy Services B.V., Bluewater Equipment Leasing Ltd., Bluewater Floating Production B.V., Bluewater (Floating Production) Ltd., Bluewater (Glas Dowr) N.V., Bluewater (Haewene Brim) N.V., Bluewater Holding B.V., Bluewater International B.V., Bluewater (Malta) Ltd., Bluewater (Munin) N.V., Bluewater (Aoka Mizu), N.V., Bluewater (Norway) ANS, Bluewater Offshore Production Systems Ltd., Bluewater Offshore Production Systems Nigeria Ltd., Bluewater Offshore Production Systems N.V., Bluewater Offshore Production Systems (U.S.A.), Inc., Bluewater Operations (UK) Ltd., Bluewater Services (UK) Ltd., Bluewater (UK) Ltd., Bluewater Terminal Systems N.V., Lufeng Development Company ANS and Pierce

Production Company Ltd. Pursuant to a supplemental indenture, dated as of March 31, 2004, Bluewater Oil & Gas Investments Ltd. has acceded to the indenture as an additional guarantor of the 10 1/4% Senior Notes due 2012.

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

Interest

Interest is payable semi-annually in arrears on February 15 and August 15 of each year and is payable at a rate of 10 1/4% per annum. On July 17, 2003, we entered into a fixed-to-floating interest rate swap transaction, with terms that are identical to the fixed-to-floating interest rate swap transaction that enables us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, we receive payments that are calculated at a fixed rate of 10 1/4% and makes interest payments that are calculated at a floating rate that is equal to a margin of 6.32% over LIBOR. Substantially all of the guarantors of our 10 1/4% Senior Notes due 2012 have guaranteed obligations under the swap. As of February 15, 2005 the margin has changed to 6.44%.

On November 4, 2005 the Company partially cancelled the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the period from August 15, 2005 to August 15, 2007. Due to the partial cancellation of the swap transaction the company will incur fair value fluctuations through the statement of income from the date of cancellation until August 15, 2007. After August 15, 2007 the interest will continue floating at LIBOR + 6.44%.

Maturity and Redemption

The 10 1/4% Senior Notes due 2012 mature on February 15, 2012. Other than out of the proceeds of certain public equity offerings prior to February 15, 2005, or for certain tax reasons, the 10 1/4% Senior Notes due 2012 may not be redeemed prior to February 15, 2007. On or after February 15, 2007, the 10 1/4% Senior Notes due 2012 may be redeemed in whole or in part at certain predetermined prices. In addition, each holder of 10 1/4% Senior Notes due 2012 will have the right to have its 10 1/4% Senior Notes due 2012 repurchased at 101% of their principal amount plus accrued and unpaid interest, if any, and any other amounts due upon a “Change of Control” as defined in the indenture.

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

Financing PR Jotun DA

We are party to a U.S.$175.0 million loan agreement to finance the acquisition of our 55% ownership interest in PR Jotun DA. The loan will amortize to zero over a period of six years and a quarter, by September 2011. Interest equals 0.60% over LIBOR. The non-recourse loan is secured with a mortgage over the FPSO and an assignment to the lenders of the bareboat charter contract with the Jotun field partner.

PR Jotun DA is party to a U.S.$ 143.2 million loan agreement with Standard Marine Nordsjo AS (“SMNAS”) to finance the acquisition of the FPSO Jotun A. The loan will amortize to zero over a period of six years and a quarter, by September 2011. Interest equals 5%. In accordance with the provisions of FIN 46R the company fully consolidated PR Jotun DA and records a 45% minority interest.

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

Intercompany Loan

In connection with our issuance of 10 1/4% Senior Notes due 2012 in February 2002, Bluewater Holding B.V., as borrower, entered into an intercompany loan agreement dated February 22, 2002 with Bluewater Finance Limited, as lender, pursuant to which Bluewater Finance loaned Bluewater Holding the U.S.$256.4 million gross proceeds from the sale of the 10 1/4% Senior Notes due 2012. In connection with our issuance of additional 10 1/4% Senior Notes due 2012 in April 2003, Bluewater Holding B.V. and Bluewater Finance Limited amended and restated the intercompany loan agreement to enable Bluewater Finance Limited to lend Bluewater Holding B.V. the U.S.$75.4 million of the gross proceeds from the issuance (excluding accrued interest from and including February 15, 2003, to but excluding the issue date) on the same basis as the original loan. The intercompany loan bears interest at a rate of 10 1/4% per annum. Interest is payable in same day funds two business days prior to each date on which interest is payable on the 10 1/4% Senior Notes due 2012 and is payable to such account or accounts with such person or persons as Bluewater Finance Limited may designate to Bluewater Holding B.V. The maturity date of each is February 15, 2012. Bluewater Holding B.V.’s obligation under the intercompany loan are subordinated on the same basis and to the same extent as the guarantees.

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

We owned legal title to both the hull and topsides of each of the Uisge Gorm and the Glas Dowr and to the hull of the Bleo Holm and the Haewene Brim. The UK lessor held legal title to the topsides of the Bleo Holm and the Haewene Brim. In each case, the UK lessor had leased its interest in those asset to us pursuant to lease arrangements that provided us with the right to use, operate, posses and enjoy the leased assets without interference and entitled us to the full economic benefit of the operation of the leased assets.

These arrangements allowed the lessor to claim tax depreciation in respect of its expenditure to acquire the vessel or the equipment, which was passed on to, or shared with, us in the form of reduced rentals. Our rental payment obligations were calculated by reference to a number of tax and financial assumptions made at the time the leases were entered into. Payment arrangements at the inception of the lease transactions were structured, and security had been provided, such that, subject to the adjustments described below, we did not had any current rental payment or termination payment obligations with respect to the Uisge Gorm, the Glas Dowr, the topsides of the Bleo Holm or the topsides of the Haewene Brim. If certain of these assumptions proved to be incorrect, the rental payments under the tax lease arrangements would be adjusted by the lessor to preserve the lessor’s agreed after-tax rate of return on its acquisition of the leased assets and, in the case of an increase in such rentals or anticipated termination sums, we would be liable for the excess above the realizable value of the security held by the lessor and the lessor would be entitled to require the provision of additional security.

See “Item 5: Operating and Financial Review and Prospects—(A) Operating Results—Critical Accounting Policies and Estimates—Tax Lease Benefits Liability”.

On November 3, 2005 all tax lease structures that were in effect for FPSO Uisge Gorm, FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim were terminated. As a result of the termination, the Company regained full ownership of the FPSO Uisge Gorm, the FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim. As a result of the termination, the Company regained full ownership of the FPSO Uisge Gorm, the FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim. The tax lease benefits liability has been released as other operating income and restricted deposits were discharged and proceeds were used  for repayment of the corporate credit facility.

Economic Sale Agreement

Effective January 1, 2000, we entered into an internal restructuring process. In connection therewith, the economic interests in most of the assets and liabilities of certain non-Dutch group companies were sold to Bluewater Holding B.V. pursuant to an economic sale agreement, while legal title to those assets and liabilities remained with the selling companies. The companies making such dispositions to Bluewater Holding B.V. were: Bluewater (Bleo Holm) N.V., Bluewater Energy N.V., Bluewater Equipment Leasing Ltd., Bluewater (Glas Dowr) N.V., Bluewater (Malta) Ltd., Bluewater (New Hull) N.V., Bluewater Offshore Production Systems Ltd., Bluewater Offshore Production Systems N.V., Bluewater (Malta) Ltd. and Brightfield Corporation. The valuation of the assets and liabilities transferred was based on a valuation report prepared by an independent investment bank. This sale resulted for income tax purposes only in intercompany profits (estimated at €589.0 million (U.S.$697.7 million)) at the level of the selling companies, and the creation of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. Depreciation of the goodwill and the accrual of interest expense at the level of Bluewater Holding B.V. over time is expected to generate tax losses which may be available to reduce our amount of taxable income in the future. Although extensive discussions were held with the tax authorities concerning our tax structure and the internal restructuring, our tax structure and the tax consequences of the internal restructuring have been the subject to a tax audit and remain subject to further review by the tax authorities. See “Item 3: Key Information—(D) Risk Factors—Our internal restructuring and our Dutch tax treatment of our group companies remain subject to review” and “Item 5: Operating and Financial Review and Prospects—(A) Operating Results—Critical Accounting Policies and Estimates”. Because only the economic interests of the selling companies in the covered assets and liabilities have been sold to Bluewater Holding B.V., the internal restructuring has not affected any of our existing contractual arrangements with third parties. The selling companies may continue to exercise their rights against, and must continue to perform their obligations and discharge their liabilities in favor of, such third parties.

(D)   Exchange Controls

There are no legislative or other legal provisions currently in force in the Netherlands Antilles or arising under our articles of incorporation that currently restrict our ability to transfer capital to or from the Netherlands Antilles (because we have obtained the relevant licenses under applicable foreign exchange control ordinances) or that affect the availability of cash or cash equivalents for use by our member companies. There are also no legislative or other legal provisions currently in force in the Netherlands Antilles or arising under our articles of incorporation that affect our ability to remit dividends, interest or other payments to non-resident holders of our securities, except as described under “Item 10: Additional Information—(B) Articles of Incorporation—Description of Share Capital: Rights, Restrictions and Preferences”.

(E)   Taxation

Netherlands Antilles Taxation

The following is a general discussion of certain Netherlands Antilles tax considerations relating to our 10 1/4% Senior Notes due 2012. The discussion is based upon the tax laws of the Netherlands Antilles in force and in effect as of the date of this annual report. The discussion does not consider any investor’s particular circumstances and is not intended as tax advice.

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

As used herein, the term “U.S. Holder” means a beneficial owner of our 10 1/4% Senior Notes due 2012 that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, created or organized under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes.

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

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations there under published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE 10 1/4% SENIOR NOTES DUE 2012, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Payments of Interest

Interest on a 10 1/4% Senior Note due 2012 will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the holder’s method of accounting for tax purposes. Interest paid by Bluewater Finance Limited on the 10 1/4% Senior Notes due 2012 constitutes income from sources outside the United States. Prospective purchasers should consult their tax advisors concerning the applicability of the foreign tax credit and source of income rules to income attributable to our 10 1/4% Senior Notes due 2012.

Pre-Issuance Accrued Interest.   U.S. Holders that purchased 10 1/4% Senior Notes due 2012 in our initial offering may elect to exclude pre-issuance accrued interest from the issue price of the Notes. In that event, a portion of the first interest payment will be treated as a nontaxable return of the pre-issuance accrued interest. Otherwise, the full amount of this first interest payment will be taxable, and the pre-issuance accrued interest will be included in the issue price and taken into account in determining the U.S. Holder’s purchase premium. See “—10 1/4% Senior Notes due 2012 Purchased at a Premium”.

10 1/4% Senior Notes due 2012 Purchased at a Premium.   A U.S. Holder that purchases our 10 1/4% Senior Notes due 2012 for an amount in excess of their stated redemption price at maturity may elect to treat the excess as “amortizable bond premium”, in which case the amount required to be included in the U.S. Holder’s income each year with respect to interest on our 10 1/4% Senior Notes due 2012 will be reduced by the amount of amortizable bond premium allocable (based on our 10 1/4% Senior Notes due 2012’s yield to maturity) to that year. Any election to amortize bond premium applies to all bonds (other than bonds the interest on which is excludible from gross income for U.S. federal income tax purposes) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and is irrevocable without the consent of the IRS.

Market Discount.   Our 10 1/4% Senior Notes due 2012 generally will be treated as purchased at a market discount (“Market Discount Notes”) if the principal amount on our 10 1/4% Senior Notes due 2012 exceeds the amount for which the U.S. Holder purchased our 10 1/4% Senior Notes due 2012 by at least 0.25 per cent. of the principal amount on our 10 1/4% Senior Notes due 2012 multiplied by the number of complete years from the date acquired by the U.S. Holder to the maturity on our 10 1/4% Senior Notes due 2012. If this excess is not sufficient to cause our 10 1/4% Senior Notes due 2012 to be Market Discount Notes, then the excess constitutes “de minimis market discount”.

Under current law, any gain recognized on the maturity or disposition of a Market Discount Note will be treated as ordinary income to the extent that the gain does not exceed the accrued market discount on the Note. Alternatively, a U.S. Holder of a Market Discount Note may elect to include market discount in income currently over the life of the Note. This election applies to all debt instruments with market discount acquired by the electing U.S. Holder on or after the first day of the first taxable year for which the election is made. This election may not be revoked without the consent of the IRS. The U.S. Holder may include market discount in income on the basis of rateable accrual, or make an irrevocable election to use a “constant-yield method”. The amount of market discount includible in income under the constant-yield method is the sum of the daily portions of market discount with respect to the 10 1/4% Senior Note due 2012 for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds the Note (“accrued market discount”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the market discount allocable to that accrual period. Accrual periods with respect to a 10 1/4% Senior Note due 2012 may be of any length selected by the U.S. Holder and may vary in length over the term of the 10 1/4% Senior Note due 2012 as long as (i) no accrual period is longer than one year; and (ii) each scheduled payment of interest or principal on the 10 1/4% Senior Note due 2012 occurs on either the final or first day of an accrual period. The amount of market discount allocable to an accrual period equals the excess of (a) the product of the 10 1/4% Senior Note due 2012’s adjusted issue price at the beginning of the accrual period and the 10 1/4% Senior Note due 2012’s yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of interest on the 10 1/4% Senior Note due 2012 allocable to the accrual period. The “adjusted issue price” of a 10 1/4% Senior Note due 2012 at the beginning of any accrual period is the issue price of the 10 1/4% Senior Note due 2012 increased by the amount of accrued market discount for each prior accrual period. A U.S. Holder of a Market Discount Note that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings incurred to purchase or carry a Market Discount Note that is in excess of the interest on the Note includible in the U.S. Holder’s income, to the extent that this excess interest expense does not exceed the portion of the market discount allocable to the days on which the Market Discount Note was held by the U.S. Holder.

Under current law, market discount on a Market Discount Note will accrue on a straight-line basis unless the U.S. Holder elects to accrue the market discount on a constant-yield method. This election applies only to the Market Discount Note with respect to which it is made and is irrevocable.

Election to Treat All Interest as Original Issue Discount.   A U.S. Holder may elect to include in gross income all interest that accrues on a Note using the constant-yield method described above under “Market Discount”, with certain modifications. For purposes of this election, interest includes interest, original issue discount, market discount and de minimis market discount, as adjusted by any amortisable bond premium or acquisition premium. This election generally applies only to the 10 1/4% Senior Note due 2012 with respect to which it is made and may not be revoked without the consent of the IRS. If the election to apply the constant yield method to all interest on a 10 1/4% Senior Note due 2012 is made with respect to a Market Discount Note, the electing U.S. Holder will be treated as having made the election described above under “Market Discount” to include market discount in income currently over the life of all debt instruments held or thereafter acquired by the U.S. Holder. U.S. Holders should consult their tax advisers concerning the propriety and consequences of this election.

Purchase, Sale and Retirement of our 10 1/4% Senior Notes due 2012

A U.S. Holder’s tax basis in our 10 1/4% Senior Notes due 2012 will generally be its U.S. dollar cost, increased by the amount of any market discount included in the U.S. Holder’s income with respect to our 10 1/4% Senior Notes due 2012 and reduced by the amount of any amortisable bond premium applied to reduce interest on such Notes.

A U.S. Holder will generally recognize gain or loss on the sale or retirement of a 10 1/4% Senior Note due 2012 equal to the difference between the amount realised on the sale or retirement and the tax basis of the 10 1/4% Senior Note due 2012. The amount realised does not include the amount attributable to accrued but unpaid interest, which will be taxable as interest income to the extent not previously included in income. Except to the extent described under “Market Discount” above, gain or loss recognized by a U.S. Holder on the sale or retirement of our 10 1/4% Senior Notes due 2012 will be capital gain or loss and will be long-term capital gain or loss if our 10 1/4% Senior Notes due 2012 were held by the U.S. Holder for more than one year.

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

(F)   Dividends and Paying Agents

Not applicable.

(G)   Statement by Experts

Not applicable.

(H)   Documents on Display

We file reports, including annual reports on Form 20-F and current reports on Form 6-K, with the Commission. As a foreign private issuer, we are not subject to the proxy rules under Section 14 or the short-swing insider profit disclosure rules under Section 16 of the U.S. Securities Exchange Act of 1934. You may obtain copies of the reports that we file with the Securities and Exchange Commission and other information by sending a written request to Bluewater Finance Limited, c/o Bluewater Holding B.V., Marsstraat 33, 2132 HR Hoofddorp, the Netherlands, Attn: Vice President, Finance & Administration, Telephone: (31) 23 568 2800. You may also inspect and copy these reports at the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and may obtain copies of these materials at prescribed rates by calling the Securities and Exchange Commission at (1) 800 SEC 0330. Some of our filings may also be viewed on the Commission’s website at www.sec.gov. All information referred to above will, for so long as our 10 1/4% Senior Notes due 2012 are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, also be available, without charge, at the specified office of our paying agent in Luxembourg during usual business hours on any weekday that is not a public holiday. The Bank of New York (Luxembourg) S.A. currently acts as our paying agent in Luxembourg and maintains offices at Aerogolf Centre, 1A, Hoehenhof, L-1736, Senningerberg, Luxembourg.

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

•       Bluewater (New Hull) N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 78013. Established on January 13, 1998, it owns title to the Aoka Mizu.

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

•       Bluewater (Tullebuk) B.V. is a private company with limited liability incorporated under the laws of the Netherlands with its corporate seat in Hoofddorp, the Netherlands and registered with the chamber of commerce and industry for Amsterdam with number 34228592. Established on June 24, 2005, it is primarily engaged in activities in the field of the supply of services and products to the offshore oil industry.

•       Bluewater (Dyphavet) B.V. is a private company with limited liability incorporated under the laws of the Netherlands with its corporate seat in Hoofddorp, the Netherlands and registered with the chamber of commerce and industry for Amsterdam with number 34227746. Established on June 21, 2005, it is primarily engaged in activities in the field of the supply of services and products to the offshore oil industry.

•       Refugio B.V. is a private company with limited liability incorporated under the laws of the Netherlands with its corporate seat in Hoofddorp, the Netherlands and registered with the chamber of commerce and industry for Amsterdam with number 33240453. Established on December 22, 1972, it is primarily engaged in financing activities.

•       Luludia Asset Finance B.V. is a private company with limited liability incorporated under the laws of the Netherlands with its corporate seat in Hoofddorp, the Netherlands and registered with the chamber of commerce and industry for Amsterdam with number 33281388. Established on June 11, 1996, it is primarily engaged in financing activities.

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

Interest Rate Sensitivity

The majority of our indebtedness consists of advances under our credit facility and our outstanding 10 1/4% Senior Notes due 2012. We expect that in the future we will continue to have significant indebtedness under our credit facility and that our 10 1/4% Senior Notes due 2012 will continue to be outstanding. Advances under the credit facility bear interest at rates typically expressed as a margin over the appropriate interbank rate. Under the documentation of the credit facility, we are required at any time to have the net present value of the proportion of the facility fee income that we expect to receive during the minimum contract period of our service agreements swapped to fixed rates. As of December 31, 2005, this represented approximately 6.5% of the outstanding indebtedness under the facility.

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

On November 4, 2005 the Company partially cancelled the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the period from August 15, 2005 to August 15, 2007. Due to the partial cancellation of the swap transaction the company will incur fair value fluctuations through the statement of income from the date of cancellation until August 15, 2007. After August 15, 2007 the interest will continue floating at LIBOR + 6.44%.

To limit the interest exposure after July 3, 2006 on the long-term bank loan entered into on July 1, 2005 for financing of the acquisition of the 55% ownership interest in PR Jotun DA,  the Company purchased an interest rate cap. This interest rate cap has a strike rate of 4.4%, limiting the maximum interest costs including margin to 5%. The interest rate cap has a starting notional amount of U.S.$143.9 million and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan.

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations, which were outstanding as of December 31, 2005. For debt obligations, the tables present our principal cash flows and related weighted average interest rates by expected maturity dates under our existing debt arrangements. For interest rate swaps, the tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the swap. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollars, which is our reporting currency. The instrument’s actual cash flows are also denominated in U.S. dollars.

	Expected Maturity Date
	As of December 31,
Liabilities	2006		2007	2008	2009	2010	Thereafter	Total	Fair Value
	(in thousands U.S.$ equivalents)
Long-Term Debt
Fixed rate debt	—		—	—	—	—	147,031	147,031	147,193
Average interest rate	7.0%		7.0%	7.0%	7.0%	7.0%	7.0%	—	—
Variable rate debt(1)	—		—	—	—		335,000	335,000	360,125
Average interest rate	LIBOR+M		LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—
Variable rate debt(2)	—		—	—	36,854	80,000	—	116,854	—
Average interest rate	10	¼%	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—
Variable rate debt(3)	28,664		28,105	27,577	28,931	28,387	18,676	160,340	—
Average interestrate	LIBOR+M		LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—
Fixed rate debt(4)	23,452		22,995	22,563	23,671	23,225	15,282	131,188	—
Average interest rate	5%		5%	5%	5%	5%	5%	—	—
Interest Rate Swaps
Variable to Fixed	7,006		—	—	—	—	—	7,006	(11)
Average pay rate	3.463%		—	—	—	—	—	—	—
Average receive rate	LIBOR		—	—	—	—	—	—	—
Variable cap	14,695		27,885	27,706	28,946	44,637	—	143,869	—
Average pay rate	4.4%		4,4%	4,4%	4,4%	4,4%	4,4%	—	—
Average receive	LIBOR		LIBOR	LIBOR	LIBOR	LIBOR	LIBOR	—	—

Notes:

(1)          Represents indebtedness in respect of our 10 1/4% Senior Notes due 2012, which are the subject of a fixed-to-floating rate swap transaction that enables us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the current swap, we receive payments that are calculated at a fixed rate of 10 1/4% and make payments that are calculated at a floating rate that is equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%. The swap was partially cancelled until Augutst 15, 2007. While we recorded U.S.$306.8 million of indebtedness under the 10 1/4% Senior Notes due 2012 as of December 31, 2005, U.S.$335.0 million is payable upon maturity.

(2)          Represents indebtedness under our credit facility. Interest is payable at a rate that is equal to a margin over LIBOR. The margin varies from 1.300% to 1.700% depending on certain factors and is currently set at 1.400%.

(3)          Represents indebtedness of the Company under our Jotun loan agreement. Interest is payable at a rate that is equal to a specified margin over a monthly average of LIBOR for one month (or shorter applicable period). The margin is currently set at 0.600%.

(4)        Represents indebtedness of PR Jotun DA to Standard Marine Nordsjo AS (“SMNAS”). Interest is payable at a rate of 5%.

Exchange Rate Sensitivity

The Company’s revenues are primarily denominated in U.S. dollars and, to a lesser extent, sterling and Euro. In 2005, approximately £37,736 (U.S.$64,921) of the Company’s revenues was denominated in sterling and approximately € 3,130 (U.S.$ 3,707) was denominated in Euro. Our expenses are denominated primarily in U.S. dollars and to a lesser degree, euro and sterling. We are exposed to fluctuations in foreign currency exchange rates, because a portion of our expenses and financial indebtedness is denominated in currencies that are different from our revenues. The Company’s policy is to match, through our FPSO service agreements, the revenues in a particular currency with its operating costs in that currency, thereby minimizing the risk associated with fluctuations in foreign currency exchange rates. The Company also matches its indebtedness denominated in U.S. dollars with its revenues denominated in U.S. dollars. The Company purchases foreign currency exchange contracts from financial institutions to the extent of any residual exposure. The Company manages its outstanding currency exposure on a regular basis and nets these exposures across its operations as a group. Gains and losses related to specific currency transactions are recognized as part of its income from financing activities. In the year 2005 the Company entered into foreign currency exchange contracts in relation to projects to hedge against the risk of fluctuations in foreign currency exchange rates for expenditures in currencies other than the project currency. The Company has designated certain foreign currency exchange contracts as cash flow hedges. For such contracts designated and that qualify as cash flow hedges gains and losses related to project specific currency transactions are recognized as part of our accumulated other comprehensive income/(loss).

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

ITEM 15:        CONTROLS AND PROCEDURES

The information included in this section concerns the evaluation of disclosure controls and procedures and internal controls referred to in the Certifications included in this annual report under “Certifications”. This information should be read in conjunction with the statements set forth in the “Certifications” for a more complete understanding of the topics presented.

(A)         Disclosure Controls and Procedures

Controls Evaluation and Related Certifications

As of the end of the period covered by this annual report, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls are procedures designed to ensure that information is accumulated, recorded, processed, summarized and communicated to our management, including Mr. Hugo Heerema (our principal executive officer) and Mr. Kees Voormolen (our principal financial officer), in a manner that enables our management to make timely decisions regarding required disclosures and to ensure that our annual reports and other filings with the Securities and Exchange Commission are filed within required time periods. In connection with this evaluation, we also reviewed our internal controls, because we believe that those controls are important to the efficacy of our disclosure controls and procedures and because such a review is necessitated in connection with the Certifications set forth herein under “Certifications”. Internal Controls are procedures designed to provide reasonable assurance that our transactions are properly authorized, our assets are safeguarded against unauthorized or improper use and our transactions are properly recorded and reported, in each case to permit the preparation of our financial statements in conformity with U.S. GAAP.

Definition of Disclosure Controls and Scope of Controls Evaluation

The establishment and evaluation of our disclosure controls and procedures and our internal controls was performed under the supervision and with the participation of our managing directors and executive officers, including Mr. Heerema and Mr. Voormolen, and included a review of the controls’ objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in this annual report. In the course of evaluation, we sought to identify data errors, problems with our controls and procedures and acts of fraud, if any, and to confirm, if necessary, that any appropriate corrective actions, including process improvements, were being undertaken. Our finance administration has, with the assistance of other members of our management, begun conducting this evaluation on a regular basis.

Limitations on the Effectiveness of Controls

In connection with our evaluation, we sought, among other things, to determine whether there were any “significant deficiencies” or “material weaknesses” in our internal controls and whether there were any identifiable acts of fraud involving personnel with a significant role in our internal controls. We believe that these inquiries are important to conducting a proper evaluation. They are also essential for enabling our principal executive officer and our principal financial officer to report any deficiencies to our independent registered public accounting firm and our managing directors. In professional auditing literature, “significant deficiencies” are referred to as “reportable conditions,” which are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in our consolidated financial statements. Auditing literature defines “material weakness” as a particularly serious reportable condition where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and the risk that such misstatements would not be detected within a timely period by employees in the normal course of performing their assigned functions. We also sought to identify other control issues in connection with our evaluation and to consider whether it is necessary to make any revision, improvement or correction to our procedures.

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

(B)        Management’s Annual Report on Internal Control Over Financial Reporting

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

ITEM 16B:            CODE OF ETHICS

We have adopted a code of ethics applicable to the managing directors and executive officers within Aurelia Energy N.V. and its consolidated subsidiaries.. See “Item 6: Directors, Senior Management and Employees”. A copy of the code of ethics has been filed as Exhibit 11.1 to this to this annual report.

ITEM 16C:            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Accountants B.V. has served as our independent registered public accountants for each of the years ended in the three-year period ended December 31, 2005. The following table presents the aggregate fees for professional audit services and other services rendered by Deloitte Accountants B.V. in 2004 and 2005.

	2004	2005
	(in U.S.$ thousands)
Audit fees	555	270
Audit-related fees	178	163
Tax fees	—	—
All other fees	—	—
Total	733	433

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

4.40***

Recognition of Rights Deed, dated June 12, 2003, in relation to the floating production, storage and off-loading unit “Haewene Brim” between Bluewater (Haewene Brim) N.V., Pierce Production Company Limited, Barclays Bank PLC, Bluewater Energy N.V., Bluewater Holding B.V., Hill Samuel Leasing (No. 4) Limited, Ola Dunk II Foundation, Asterix Exploration Foundation, Alice Exploration Foundation, Ariel Exploration Foundation, ING Bank N.V. and Bluewater Energy Services B.V.

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

4.48*	Conditional Sale and Conversion Agreement, dated April 27, 1998, between Bluewater Offshore Production Systems Limited and Hill Samuel Leasing (No. 4) Limited.
4.49*	Head Lease, dated April 27, 1998, between Hill Samuel Leasing (No. 4) Limited and Refugio B.V.
4.50*	Sub-Lease, dated April 27, 1998, between Refugio B.V. and Bluewater Operations (UK) Limited.
4.51*	Conditional Sale and Conversion Agreement, dated April 27, 1998, between Bluewater (Glas Dowr) N.V., Hill Samuel Leasing (No. 4) Limited, and Brightfield Corporation.
4.52*	Head Lease, dated April 27, 1998, between Hill Samuel Leasing (No. 4) Limited and Luludia Asset Finance B.V.
4.53*	Sub-Lease, dated April 27, 1998, between Luludia Asset Finance B.V. and Bluewater (UK) Limited.

4.54*	Head Lease, dated January 29, 1999, between Hill Samuel Leasing (No. 4) Limited, Bluewater (Malta) Limited and Bluewater Energy N.V.
4.55*	Berge Hugin Topside Contract, dated August 31, 2001, between Advanced Production Systems DA, Ranberger Holding N.V. and Aurelia Holding N.V.
4.56***	Lease Relating to Topsides Processing Plant for the FPSO “Haewene Brim”, dated April 8, 2003, between Pierce Production Company Limited, Hill Samuel Leasing (No. 4) Limited and Bluewater Energy N.V.
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

4.58***

Deed of Consent and Amendment, dated June 12, 2003, in respect of the financing of FPSO “Haewene Brim”, between Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater Offshore Production Systems Limited, Bluewater (Haewene Brim) N.V., Bluewater Energy N.V., Aurelia Energy N.V., Ranberger Holding N.V., Luludia Asset Finance B.V., Refugio B.V., Barclays Bank PLC, Barclays Capital, Pierce Production Company Limited, Fortis Bank Nederland N.V., Hill Samuel Leasing (No. 4) Limited, Alice Exploration Foundation, Ariel Exploration Foundation, Asterix Exploration Foundation, Ola Dunk II Foundation, ING Bank N.V. and the Banks and Financial Institutions listed in Schedule 6 included therein.

4.59***††

Supplementary Agreement Relating to Contract No. 97.22.02 For the Provision of Production, Storage, Offtake and Transportation vices for the Pierce Field, dated 28 January 2003, between Enterprise Oil/Shell plc and Pierce Production Company Limited.

4.60***

Standby Sub-Lease Agreement for Topside Facilities relating to the topsides processing plant for the Floating Production, Storage and Off-Loading Facility “Haewene Brim”, dated April 8, 2003, between Bluewater Holding B.V. and Pierce Production Company Limited.

4.61***

Standby Lease Agreement relating to the topsides processing plant for the Floating Production, Storage and Off-Loading Facility “Haewene Brim”, dated April 8, 2003, between Ola Dunk II Foundation, Bluewater Holding B.V. and Pierce Production Company Limited.

4.62****†††	Xijiang Oil South China Sea FPSO Lease Contract relating to the “Munin”, dated October 20, 2003.
4.63***	Purchase Agreement, dated April 23, 2003, among the Registrants, Morgan Stanley & Co. International Limited and ING Bank N.V., London Branch.
4.64***	Registration Rights Agreement, dated as of April 30, 2003, among the Registrants, Morgan Stanley & Co. International Limited and ING Bank N.V., London Branch.
4.65****††††	Amendment No. 5 to Contract ANS 022731, dated 16 June 2004, between Statoil (Orient) Inc. and Lufeng Development Company.
7.1*****	Statement Regarding Computation of Ratios.

8.1****	Subsidiaries of Aurelia Energy N.V.
11.1****	Code of Ethics.
12.1*****	Certification of principal executive officer pursuant to Rule 15d- 14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*****	Certification of principal financial officer pursuant to Rule 15d- 14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*****	Certification by principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*****	Certification by principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Notes:

*                                 Previously filed as an exhibit to the Registrant’s Registration Statement on Form F-4/S-4 (SEC File Nos. 333-87336; 333-87436), dated April 26, 2002, as amended.

**                          Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on April 15, 2003, as amended.

***                   Previously filed as an exhibit to the Registrant’s Registration Statement on Form F-4/S-4 (SEC File No. 333-106170), dated June 16, 2003, as amended.

****            Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on April 20, 2004.

*****     Filed herewith.

†                                 Portions of the exhibit have been omitted pursuant to the Securities Exchange Commission’s Order Granting Confidential Treatment Under the Securities Act of 1933 (SEC File No. 333-87336-CF#12672), dated August 21, 2002.

††                          Portions of the exhibit have been omitted pursuant to the Securities Exchange Commission’s Order Granting Confidential Treatment Under the Securities Act of 1933 (SEC File No. 333-106170-CF#14072), dated June 27, 2003.

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

AURELIA ENERGY N.V.
By:	/s/ R.J. G. A. BREMER
Meespierson Intertrust (Curaçao) N.V., Represented by R.J.G.A. Bremer Managing Director
By:	/s/ V. M. G. HASETH-PORTILLO
Meespierson Intertrust (Curaçao) N.V., Represented by V.M.G. Haseth-Portillo Attorney-in-Fact

Date: March 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Aurelia Energy N.V.

We have audited the accompanying consolidated balance sheets of Aurelia Energy N.V., Willemstad (Curaçao), Netherlands Antilles and subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in shareholder’s equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aurelia Energy N.V. and its subsidiaries as at December 31, 2005 and 2004 and of the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte Accountants B.V.
Amsterdam, The Netherlands
March 31, 2006

Aurelia Energy N.V.
Consolidated Balance Sheets

		At December 31,
	Note	2005	2004
		(in U.S.$ thousands, except share and per share amounts)
ASSETS
Current assets
Cash and cash equivalents	6	43,026	41,987
Accounts receivable	7
Trade, net		31,529	38,338
Related party		99	110
Other receivables	8	25,654	24,867
Prepaid expenses		4,027	4,869
		61,309	68,184
Inventory
Work in process	9	15,174	13,847
		119,509	124,018
Non current assets
Financial investment	11	9,500	7,500
Restricted deposits	12	—	88,069
Loan	10	150	150
Fixed assets
Tangible fixed assets, net	13
FPSOs		1,213,532	921,607
Other tangible fixed assets		61,429	56,154
Income tax receivable		2,330	3,408
Deferred income taxes	26,30	106,783	86,486
Financial instruments at fair value	28	2,125	—
Debt arrangement fees	14	14,327	16,128
		1,410,176	1,179,502
		1,529,685	1,303,520

The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.
Consolidated Balance Sheets (Continued)

		At December 31,
	Note	2005	2004
		(in U.S.$ thousands, except share and per share amounts)
LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Accounts payable		18,070	26,492
Related party		125	125
Income taxes	26,30	1,010	736
Wage taxes and social security contributions		2,564	2,864
Other liabilities and accrued expenses	15	85,766	60,230
Billings in excess of cost and unrealized income	9	11,624	8,452
Short-term portion of long-term debt		52,116	—
		171,275	98,899
Non current liabilities
Long term bank loans	16,17	356,266	207,358
10 1/4% Senior Notes due 2012	18	306,810	337,935
Long term loans, related party	19	147,031	142,085
Tax lease benefits liability	20	—	34,422
Financial instruments at fair value	28	17,258	288
Pensions	21	1,381	788
		828,746	722,876
Minority interest	32	34,182	—
Shareholder’s equity
Non profit sharing 5% non cumulative preference shares, U.S.$1,000 par value, 34,000 shares authorized, issued and outstanding as of December 31, 2005 and 2004, respectively		34,000	34,000
Common shares, U.S.$1,000 par value, 136,000 shares authorized, issued and outstanding as of December 31, 2005 and 2004, respectively		136,000	136,000
Retained earnings	31	348,207	334,904
Accumulated other comprehensive loss		(22,725)	(23,159)
		495,482	481,745
		1,529,685	1,303,520

The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.
Consolidated Statements of Income

		For the years ended December 31,
	Note	2005	2004	2003
		(in U.S.$ thousands, except share and per share amounts)
Revenues	27	398,990	437,665	295,780
Operating expenses
Operations expenses	22	255,597	314,073	185,755
Selling, general and administrative	23	11,310	9,754	9,800
Depreciation of tangible fixed assets	13	94,953	72,995	61,976
Other operating income	25	(30,702)	(3,738)	(4,014)
		331,158	393,084	253,517
Operating income		67,832	44,581	42,263
Financial income and expense
Interest income		3,550	3,355	3,530
Interest expense		(54,464)	(44,940)	(45,120)
Currency exchange results		(14,873)	2,924	10,841
		(65,787)	(38,661)	(30,749)
Income before income taxes and minority interest		2,045	5,920	11,514
Income tax benefits	26,30	(16,421)	(469)	(1,063)
Income before minority interest		18,466	6,389	12,577
Minority interest	32	5,163	—	—
Net income	31	13,303	6,389	12,577
Basic and diluted earnings per common share		98	47	92
Weighted average number of common shares outstanding		136,000	136,000	136,000

The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.
Consolidated Statements of Changes in Shareholder’s Equity

	For the years ended December 31, 2005, 2004 and 2003
	Issued and Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
	(in U.S.$ thousands)
Balance at January 1, 2003	170,000	315,938	(25,747)	460,191
Net income 2003	—	12,577	—	12,577
Increase in fair value of cash flow hedges (net of tax of U.S.$885)	—	—	1,681	1,681
Reclassification adjustments for settled portion of hedge realized in net income (net of tax of U.S.$847)			1,609	1,609
Translation result	—	—	(670)	(670)
Comprehensive income for the year	—	—	—	15,197
Balance at December 31, 2003	170,000	328,515	(23,127)	475,388
Net income 2004	—	6,389	—	6,389
Increase in fair value of cash flow hedges (net of tax of U.S.$555)	—	—	1,032	1,032
Reclassification adjustments for settled portion of hedge realized in net income (net of tax of U.S.$299)	—	—	556	556
Translation result	—	—	(1,620)	(1,620)
Comprehensive income for the year	—	—	—	6,357
Balance at December 31, 2004	170,000	334,904	(23,159)	481,745
Net income 2005	—	13,303	—	13,303
Decrease in fair value of cash flow hedges (net of tax of U.S.$412)	—	—	(961)	(961)
Reclassification adjustments for settled portion of hedge realized in net income (net of tax of U.S.$84)	—	—	(197)	(197)
Translation result	—	—	1,592	1,592
Comprehensive income for the year	—	—	—	13,737
Balance at December 31, 2005	170,000	348,207	(22,725)	495,482

The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.
Consolidated Statements of Cash Flows

	For the years ended December 31,
	2005	2004	2003
Cash flows from operating activities
Net income	13,303	6,389	12,577
Adjustments to reconcile net income to cash provided
Depreciation of tangible fixed assets	94,953	72,995	61,976
Amortization of debt arrangement fees	2,938	2,730	2,651
Increase in deferred income tax assets	(19,858)	(1,431)	(2,668)
Accrued interest on long-term loan from related party	9,946	7,426	8,809
Amortization of discount on 10 1/4% Senior Notes due 2012	355	355	371
Amortization benefit from unwinding swap	(674)	(767)	(447)
Change in pension provision	(92)	326	(506)
Increase/(decrease) in provision for uncollectible accounts receivable	(520)	212	759
(Gain)/loss on foreign currency forward contracts	4,801	(1,607)	(4,396)
Change in fair value of interest rate swap	6,650	—	—
Interest accrued on restricted deposits	4,270	(5,426)	(8,619)
Minority interest in income of subsidiaries	5,163	—	—
Change in operating assets and liabilities, net of effect of acquisitions
(Increase)/decrease income taxes receivable	1,078	(297)	(1,743)
(Increase)/decrease in work in process	(1,327)	(5,779)	3,721
(Increase)/decrease in trade receivables	7,329	(8,555)	(1,847)
(Increase)/decrease in related party receivables	11	(8)	(13)
(Increase)/decrease in other receivables	(787)	1,135	(14,297)
(Increase)/decrease in prepaid expenses	842	(2,125)	2,632
Interest withdrawn from restricted deposits	(2,992)	(3,103)	(3,166)
(Increase)/decrease in accounts payable	(8,512)	(1,579)	3,385
Increase in other liabilities and accrued expenses	23,015	11,422	10,889
Increase/(decrease) in other short term liabilities other than loans	(26)	(220)	277
Increase in billings in excess of cost and unrealized income	3,172	4,131	2,363
Decrease of non current liabilities, other than loans	(34,422)	(4,563)	(788)
Net cash provided by operating activities	108,616	71,661	71,920
Cash flows from (used in) investing activities
Additions to tangible fixed assets	(391,596)	(22,643)	(77,871)
Disposals of tangible fixed assets	25	1,476	8,066
Loans provided	—	(50)	(100)
Additions to financial investments	(2,000)	(7,500)	—
Proceeds from restricted deposits	88,656	54,130	9,759
Deposited to restricted deposits	(1,865)	(44,157)	(4,996)
Net cash used in investing activities	(306,780)	(18,744)	(65,142)
Cash flows provided by (used in) financing activities
Proceeds from long term and short term loans from banks and third parties	428,894	110,966	251,636
Proceeds from issuance 10 1/4% Senior Notes due 2012	—	—	75,375
Premium paid for interest rate cap.	(1,462)	—	—
Proceeds/(payments) from/for unwinding swap transaction	(6,898)	—	6,680
Redemption of loans and short term bank liabilities	(246,004)	(151,248)	(325,624)
Debt arrangement fees	(1,137)	—	(2,260)
Minority interest	29,019	—	—
Net cash provided by (used in) financing activities	202,412	(40,282)	5,807
Translation differences	(3,209)	(3,585)	(2,672)
Net increase in available cash and cash equivalents	1,039	9,050	9,913
Cash and cash equivalents at beginning of the year	41,987	32,937	23,024
Cash and cash equivalents at end of the year	43,026	41,987	32,937
Additional cash flow disclosures
Interest paid	39,930	35,169	39,722
Income taxes paid	2,945	2,115	2,382

The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.
Notes to Consolidated Financial Statements
at December 31, 2005, 2004 and 2003
(all amounts in U.S.$ thousands, except share and per share amounts)

1.   General

(a)          Structure

Aurelia Energy N.V. (the “Company”) has its legal seat in Willemstad (Curaçao), Netherlands Antilles. The Company’s principal activity is to act as a holding company for the Bluewater group.

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

The registrant’s office address is Landhuis Joonchi, Kaya Richard J. Beaujun z/n, Curaçao, the Netherlands Antilles.

(b)           Activities

Bluewater is a specialized service provider to, and operator in, the offshore oil industry. Bluewater (i) designs, develops, owns and operates floating production storage and offloading units (“FPSOs”) which are leased to oil companies under medium and long-term lease contracts, and (ii) designs, develops, performs project management and constructs single point mooring systems (“SPMs”).

An FPSO is a type of floating production unit used by oil companies to produce, process, store and offload hydrocarbons from offshore fields. FPSOs are either newly built or converted tankers upon which production equipment is mounted. The fluids (oil, gas and water) are processed onboard the FPSO vessel, and the treated crude oil is stored before being exported by an offtake system utilizing shuttle tankers. Bluewater’s fleet of FPSOs is involved in the production, rather than the exploration or drilling, of oil. The FPSOs are leased to oil companies under medium and long-term contracts.

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

2.   Principles of Consolidation

All significant intercompany balances and transactions are eliminated in consolidation. The consolidated financial statements integrally include the financial statements of the Company and the following group companies:

Name	Legal Seat
Bluewater Energy N.V.	Willemstad, Curaçao
Bluewater Offshore Production Systems Ltd.	Valletta, Malta
Bluewater Holding B.V.	Hoofddorp, The Netherlands
Bluewater Finance Ltd.	George Town, Cayman Islands
Bluewater Terminal Systems N.V.	Willemstad, Curaçao
Bluewater Floating Production B.V.	Hoofddorp, The Netherlands
Bluewater Energy Services B.V.	Haarlemmermeer, The Netherlands
Bluewater International B.V.	Hoofddorp, The Netherlands
Bluewater (Malta) Ltd.	Valletta, Malta
Bluewater Offshore Production Systems N.V.	Willemstad, Curaçao
Bluewater Equipment Leasing Ltd.	Valletta, Malta
Bluewater (Glas Dowr) N.V.	Willemstad, Curaçao
Bluewater Services (UK) Ltd.	London, United Kingdom
Bluewater Operations (UK) Ltd.	London, United Kingdom
Bluewater (UK) Ltd.	London, United Kingdom
Bluewater (Floating Production) Ltd.	London, United Kingdom
Bluewater Offshore Production Systems Nigeria Ltd.	Lagos, Nigeria
Bluewater (Bleo Holm) N.V.	Willemstad, Curaçao
Bluewater (Munin) N.V.	Willemstad, Curacao
Bluewater (Haewene Brim) N.V.	Willemstad, Curacao
Lufeng Development Company ANS	Oslo, Norway
Pierce Production Company Ltd.	London, United Kingdom
Bluewater (New Hull) N.V.	Willemstad, Curaçao
Bluewater Oil & Gas Investments Ltd.	Lagos, Nigeria
Bluewater Manning Services Ltd.	London, United Kingdom
Bluewater Services International Private Ltd.	Singapore
Bluewater Offshore France S.A.S	Paris, France
Bluewater Norway ANS.	Oslo, Norway
Bluewater Offshore Production Systems (USA) Inc.	Delaware, United States of America
PR Jotun DA.	Sandnes, Norway
Bluewater (Tullebuk) B.V	Hoofddorp, The Netherlands
Bluewater (Dyphavet) B.V	Hoofddorp, The Netherlands
Refugio B.V	Hoofddorp, The Netherlands
Luludia Asset Finance B.V	Hoofddorp, The Netherlands
Certain non-operating or dormant entities

All consolidated group companies are controlled and 100% owned by the Company, except for PR Jotun DA in which the company has a 55% ownership interest and which is fully consolidated in accordance with the provisions of FIN 46R.

3.   Accounting Principles

(a)          General

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America as summarized below. These accounting principles have all been applied consistently throughout all years presented. Certain reclassifications have been made to the comparative figures in order to conform to the current year’s presentation.

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

(c)            Foreign currencies

i.                    Reporting currency

Because of the international nature of the Company’s activities and the fact that the Company’s transactions are primarily denominated in U.S. dollars, the financial statements are prepared in U.S. dollars.

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

Gains and losses resulting from the translation are recorded directly in shareholder’s equity, as a foreign currency translation adjustment.

(d)           Cash and cash equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short-term deposits with original maturities of three months or less.

(e)            Accounts receivable

Accounts receivable are stated at face value, less an allowance for possible uncollectible accounts.

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

(h)          Impairment of long-lived assets

The Company periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets”. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, the Company will compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, the Company will record impairment losses to write the asset down to fair value, measured by the discounted estimated net future cash flows expected to be generated from the assets. During the three years ended December 31, 2005, no impairment losses have been recorded by the Company.

(i)             Debt arrangement fees

Debt arrangement fees represent costs incurred in arranging a corporate borrowing facility, costs incurred in the issuance of 10 1/4% Senior Notes due 2012 and costs incurred in arranging a loan agreement to finance the acquisition of a 55% ownership in PR Jotun DA. The debt arrangement fees are amortized on a straight line basis to interest expenses over the term of the facility, the term of the 10 1/4% Senior Notes due 2012 and the term of the loan agreement, respectively. Amortization on a straight-line basis approximates the effective interest rate method over the duration of the related debt.

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

(k)           Tax lease benefits liability

The tax lease benefits liability arises from the tax lease structures of the FPSO Uisge Gorm, the FPSO Glas Dowr, the process facilities on board the FPSO Bleo Holm and the process facilities on board the FPSO Haewene Brim and represents the amount that would need to be repaid to the lessor in the event of a voluntary termination of the prepaid leases. The liability declines over time as the tax benefits are realized by the lessor. Periodically, the Company assesses the likelihood of repayment of the voluntary early termination liability. As long as there is more than a remote possibility of early termination, the liability is recorded and is released to other operating income as the liability decreases over the lease term. Payments received from/made to  the lessor as result of changes in underlying variables such as market interest rates and corporate income tax are accounted for in the consolidated statement of income as other operating income/expense.

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

(m)       Financial instruments

Derivative instruments are recorded in the balance sheet as either an asset or a liability measured at its fair value. Changes in the derivative instrument’s fair value are recognized  in earnings unless specific hedge accounting criteria are met.

SFAS No. 133 prescribes requirements for designation and documentation of hedging relationships and ongoing retrospective and prospective assessments of effectiveness in order to qualify for hedge accounting. Hedge accounting is considered to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is 80 to 125% effective at offsetting the change in fair value due to the hedged risk of the hedged item or transaction. Measurement of amounts to be recorded in income due to ineffectiveness of hedges is based on the dollar-offset method as required by SFAS No. 133. Hedge ineffectiveness, if any is recognized in earnings.

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

For derivative financial instruments designated and that qualify as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are recorded as a component of accumulated other comprehensive income in shareholder’s equity until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings. For derivative financial instruments designated and that qualify as fair value hedges, changes in the fair value of the financial instrument and the change in the fair value of the hedged component offset each other in the balance sheet and income statement. The net result of the interest rate swap is recognized in the income statement.

Currently, the Company actively uses both interest rate swaps and foreign currency exchange contracts to mitigate its potential exposures to movements in interest rates and currency exchange rates. The Company elected to designate both the interest rate swaps and some of the foreign currency exchange contracts as hedging instruments. Accordingly, the foreign currency exchange contracts are marked to market at each reporting date with the gains and losses being recognized under other liabilities and accrued expenses in the balance sheet and are reported as a separate component of accumulated other comprehensive income/(loss) to the extent the hedge is effective and for the ineffective part under currency exchange results in the income statement. The net gains and losses on the revaluation of the derivative instruments that are designated and qualify as cash flow hedges are reported as a separate component of accumulated other comprehensive income/(loss) to the extent the hedge is effective.

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

(o)           Research and development costs

Research and development costs are expensed in the period in which they are incurred. Research and development expenditures for the years 2005, 2004 and 2003 amount to U.S.$500, U.S.$450 and U.S.$450, respectively.

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

(s)            New Accounting Principles

SFAS 151

In November 2004, the FASB issued Statement No. 151 (“SFAS 151”), “Inventory costs, an amendment of ARB No. 43, Chapter 4”. SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense and waste and prohibits such costs from being capitalized in inventory. In addition, SFAS 151 requires that allocation of fixed production overheads to the inventory cost be based on the normal capacity of the production facilities. In accordance with the early adoption provisions of the statement, we have adopted SFAS 151 effective as of January 1, 2005. Adopting SFAS 151 did not have a material impact on our consolidated financial statements.

SFAS 153

In December 2004, the FASB issued Statement No. 153 (“SFAS 153”), “Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29”. SFAS 153 eliminates the exception in Opinion No. 29 for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that lack commercial substance. The statement will become effective in 2006 but we do not anticipate that the adoption of SFAS 153 will have a material impact on our consolidated financial statements.

SFAS 123R

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (“SFAS 123R”), concerning Share-Based Payment. SFAS 123R is a revision of Statement No. 123, “Accounting for Stock-Based Compensation”, which was adopted by us in 2003. SFAS 123R supersedes APB Opinion No. 25, that allowed the use of the intrinsic value for measuring stock-based compensation expenses for stock issued to employees. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R contains certain changes compared with the original pronouncement. The provisions of this statement are effective for financial statements issued for fiscal years beginning after January 1, 2006. We do not anticipate that the adoption of SFAS 123R will have a material impact on our consolidated financial statements since the company currently does not have any stock-based compensation subject to SFAS 123R.

FIN 47

In March 2005, the FASB issued FASB Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”. FIN 47 clarifies that the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and the method of settlement. Accordingly the Company would be required to recognize a liability for the fair value of a conditional asset retirement obligation if that fair value can be reasonably estimated. The statement became effective on December 31, 2005. The Company has investigated the existence of such obligations and concluded that the effects on the financial statements are negligible.

SFAS 154

In May 2005, the FASB issued Statement No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections”, which replaces APB Opinion No. 20 and SFAS No. 3. The statement establishes retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements for new accounting pronouncements. Error corrections must be applied in the same way as accounting changes. In conformity with the transition guidance in this Statement, the Company adopted SFAS No. 154 as from May 2005.Adopting SFAS 154 did not have a material impact on our consolidated financial statements.

SFAS 155

In February 2006, the FASB issued Statement No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133. and 140”. SFAS 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with Statement 133. The provisions of this statement will be effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not anticipate that the adoption of SFAS 155 will have a material impact on our consolidated financial statements.

SFAS 156

In March 2006, the FASB issued Statement No. 156 (“SFAS 156”), “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statement No. 140”. SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. The provision of this statement will be effective for all financial statements issued for fiscal years beginning after September 15, 2006. We do not anticipate that the adoption of SFAS 156 will have a material impact on our consolidated financial statements.

4.   Operating Lease Arrangements for FPSOs

The material terms of the Company’s FPSO agreements and the related revenue recognition policies are as follows:

(a)          FPSO Uisge Gorm

The FPSO Uisge Gorm fees earned consist of:

•       A facility fee per day which is fixed for the lease period on the basis of a maximum number of days’ downtime per quarter. If the number of days’ downtime per quarter exceeds a certain limit, the facility fee can be reduced by a maximum of 50%, unless the Company demonstrates practical best endeavors in restarting production. The facility fee is recognized on a straight-line basis over the lease period. The reductions for downtime, if any, are recognized quarterly when incurred. This fee was terminated as of December 31, 2004 and replaced by  fee payments which are related to specified and agreed upon volumes of oil produced. Fee payments that depend on the volumes of oil are recognized when the specified and agreed upon volumes have been produced.

•       An operational fee per day for the operation, maintenance and insurance of the FPSO on the basis of minimum average oil production and water reinjection uptimes per year that exceed 95% and 85%, respectively. If the oil production and water reinjection uptimes fall below these thresholds, the operational fee is reduced according to a predetermined formula. The operational fee is adjusted periodically based on changes in agreed-upon official price indices applicable in the industry. The operational fee is recognized on a straight-line basis over the lease term. Contingent payments that depend on the uptimes for oil production and water injection or on changes in the price indices are recognized when the specified uptimes are realized or when the applicable price indices have changed. This fee was terminated as of December 31, 2004 and replaced by  an operational fee per day for the operation, maintenance and insurance of the FPSO on the basis of an agreed annual Operations Budget. A new Operations Budget is agreed each year. The operational fee is recognized on a straight-line basis over the lease term.

•       Fee payments which relate to the specified and agreed upon volume of oil and water produced and gas lifted. Fee payments that depend on the volumes of oil and water produced and gas lifted are recognized when the specified and agreed-upon volumes have been produced. These fees ceased to be paid on December 31, 2004.

•       Fee payments that depend on the price of oil are recognized when the agreed-upon price level of oil has been reached. Fee payments related to the price of oil up to a maximum of U.S.$10,000 since inception of the lease. This maximum was reached in October 2001.

(b)           FPSO Bleo Holm

Until November 30, 2005 the FPSO Bleo Holm fees earned consist of:

•       A facility fee per day which is fixed for the lease period on the basis of an average weighted oil production, water reinjection and gas uplift uptime per quarter that exceeds 92.5%. If this weighted uptime exceeds or falls below this threshold, the facility fee is adjusted upward or downward quarterly on a pro rata basis. The facility fee is recognized on a straight-line basis over the lease period. The upward and/or downward adjustments for uptime, if any, are recognized quarterly when incurred. This fee ceased on November 30, 2005.

•       An operational fee per day for the operation, maintenance and insurance of the FPSO, which is adjusted periodically based on changes in agreed-upon official price indices applicable in the industry. The operational fee is recognized on a straight line basis over the lease term. Contingent payments that depend on the changes in the price indices are recognized when the applicable price indices have changed. This fee ceased on November 30, 2005.

•       Fee payments which are related to specified and agreed upon volumes of oil produced. Fee payments that depend on the volumes of oil are recognized when the specified and agreed-upon volumes have been produced.

On November 30, 2005 the FPSO agreement was terminated and simultaneously the production of the vessel was continued under a bareboat agreement. The fees earned under the bareboat agreement consist of:

•       A charter fee per day which is fixed for the charter period. The charter fee is recognized on a straight-line basis over the charter period.

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

•       A fixed operational fee per day for the operation, maintenance and insurance of the FPSO and a fixed fee per day for the provision of shuttle tankers. The labor charges included in the operational fee are adjusted yearly based on changes in agreed-upon official price indices. The operational fee and shuttle tanker fee is recognized on a straight-line basis over the lease period. Payments that depend on changes in actual costs are made on a monthly basis.

•       Fee payments which are related to specified and agreed upon volumes of oil produced and which are guaranteed for a minimum amount of barrels. After a minimum amount of barrels are produced, the tariff payment is adjusted upwards but is no longer guaranteed.

During the year 2002 and part of 2003, the Glas Dowr topsides were modified in connection with the FPSO’s redeployment to another field. The Glas Dowr commenced production of oil on August 7, 2003.

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

(e)            FPSO Munin

The FPSO Munin fees earned consist of:

•       In January 2004, Bluewater entered into a new service agreement with Conoco Phillips to deliver, install and operate the Munin on the Xijiang Field in the South China Sea using the FPSO’s dynamic positioning system, which enables us to avoid costs associated with installing a fixed mooring system. As a consequence, our existing service agreement with Statoil was suspended in July 2004. The Munin was relocated to the Xijiang Oil Field in September 2004 pursuant to the terms of the service agreement with Conoco Phillips and started operating on the field in October 2004. The new service agreement had a minimum term of 160 days and a maximum term of 190 days. Under the new agreement, we were required to maintain a crew and operate the Munin. We received a defined day rate of approximately U.S.$100 per day that consisted of a facility fee and a fixed operating fee. We also received fixed ancillary fees to reimburse us for various costs associated the performance of our duties under the agreement. In order to receive the full facility fee, we had to maintain a production rate of at least 50,000 barrels of oil produced per day and achieve an uptime of at least 97% in each month, unless otherwise agreed with Conoco Phillips. If our production level or uptime was below the applicable threshold, our facility fee had been reduced on a pro rata basis. Production on Xijiang ended in March 2005 as per contract.

•       After decommissioning at Xijiang, the Munin sailed from HK to the Lufeng field for reconnection to the subsea buoy and mooring system. On June 9, 2005 the Munin restarted producing oil from the Lufeng field to re-commence operations for Statoil Orient Inc. The amended agreement with Statoil Orient Inc. is for a period of 3 years and will expire in April 2008. Under this revised agreement, Bluewater receives a fixed daily hire rate of $30 per day plus $0.0335 for every barrel of oil produced. The average anticipated revenue over this 3 year period is expected to be in the region of $55 to $60 per day. In addition, Bluewater receives a monthly lump sum payment to cover a pre-defined scope of work for operations support, including the vessel insurance. All other costs incurred by Bluewater such as crew costs, flag and classification services etc., are reimbursed by Statoil Orient Inc. at cost.

(f)             FPSO Jotun A

The FPSO Jotun A fees earned consist of:

•       Bluewater (Dyphavet) B.V., a subsidiary of the Company, and Norwegian company Standard Marine Nordsjo AS (“SMNAS”), an affiliate of Exxon Mobil Corporation, have formed a partnership (PR Jotun DA) that purchased FPSO Jotun A from Norwegian  Jotun field partners Exxon Mobil Exploration and Production Norway AS, Lundin Norway AS and Petoro AS. The Company holds 55% ownership in PR Jotun DA  with SMNAS holding the remaining 45%. After its acquisition, the FPSO has been leased back under a bareboat charter to the Jotun field partners for a minimum term of five years, with extension options up to 15 years. On termination of the lease contract, SMNAS has both a call and a put option to either purchase the Company’s share in the partnership or to sell its own share in the partnership to the Company at predetermined price. The bareboat charter is expected to continue for the remaining life of the Jotun field. ExxonMobil will continue to operate the FPSO. In accordance with the provisions of FIN 46R, the Company fully consolidates PR Jotun DA and records a 45% minority interest. For the period July 1, 2005 - June 30, 2007 we receive a defined day rate of U.S.$180 per day. For the period July 1, 2007 - June 30, 2010 we receive a defined day rate of U.S.$160 per day. In accordance with FAS 13, revenues are straight lined over the lease term i.e. U.S.$168 per day have been recorded as revenues and Leases U.S.$12 per day have been accrued as deferred revenues.

(g)           Contingent payments

Contingent payments for the years 2005, 2004 and 2003 amounted to U.S.$94,740, U.S.$156,252 and U.S.$72,639, respectively.

(h)          Guaranteed day rates

Uisge Gorm.   The Company receives from Amerada Hess a minimum day rate of approximately U.S.$94 per day that consists of a minimum facility fee for the provision of the FPSO and associated equipment and a budget defined operating fee for the operation and maintenance of the vessel. The Company is currently operating the Uisge Gorm (at pre-agreed rates) pursuant to a three year extension of the service agreement with Amerada Hess obligated to continue to make payments until December 2007.

Bleo Holm.   The Company receives from Talisman a defined day rate of approximately U.S.$114 which is a charter fee for the provision of the FPSO and associated equipment. Under the terms of the existing Bare Boat Charter, Talisman is obligated to continue to make payments until May 2007, after which the contract will continue at pre-agreed rates until July 2012 unless terminated by Talisman..

Glas Dowr.   During the minimum contract period of three years, PetroSA will be required to pay a minimum fee of approximately U.S.$124 per day plus guaranteed tariff payments for each barrel of oil produced commencing on the date of first oil, which was achieved in the end of December 2003. The minimum fee per day consists of a fixed facility fee, a fixed operating fee and a fee for shuttle tanker services. The minimum guaranteed tariff payments until the end of the minimum contract period amount to U.S.$44,000. The minimum contract period under the service agreement commences on the date of first oil and will last for three years. Following the expiration of the minimum contract period, the service agreement will continue for a further seven years unless terminated by PetroSA with 12 months’ notice. As a consequence, without termination, the contract term is ten years.

Haewene Brim.   The Company receives from Enterprise Oil/Shell a defined day rate of approximately U.S.$155 that consists of a facility fee for the provision of the FPSO and associated equipment (indexed to the pound sterling-U.S.$ exchange rate) and an indexed operating fee for the operation, maintenance and insurance of the vessel. Enterprise Oil/Shell is obligated to continue to make payments to the Company under its service agreement until the agreement expires in March 2014. The minimum guaranteed term of the service agreement expired in March 2005, permitting Enterprise Oil/Shell to terminate the agreement at any time upon 12 months’ written notice.

Munin.   The Munin left the Lufeng field in June 2004 and went to the Sembawang shipyard for modifications to make the vessel fit for purpose for production on the Xijiang field for Conoco Philips which started late October 2004. Production on Xijiang ended in March 2005 as per contract. After decommissioning at Xijiang, the Munin in June 2005 sailed under its own power from HK to the Lufeng field for reconnection to the subsea buoy and mooring system. On June 9, 2005 the Munin restarted producing oil from the Lufeng field. Under its current service agreement, the Company receives from Statoil (Orient) Inc a day rate of approximately U.S.$30 consisting of a facility fee plus tariff payments linked to the actual volume of oil produced. Statoil (Orient) Inc is obliged to continue to make payments to the Company under the current agreement until April 2008.

Jotun A.   The Company receives from Exxon a defined day rate of approximately U.S.$180 for the period July 1, 2005 - June 30, 2007. For the period July 30, 2007 - June 30, 2010 we receive a defined day rate of U.S.$160 per day. Under the existing bareboat charter, Exxon is obliged to continue to make payments until June 30, 2010, after which the contract will continue at pre-agreed rates until June 30, 2020 unless terminated by Exxon.

5.   Tax Lease Structures for FPSOs Uisge Gorm, Glas Dowr, Bleo Holm and Haewene Brim

As of December 31, 2004 the Company was engaged in tax lease structures with a leasing subsidiary of a UK bank (“the lessor”). The Company leased the FPSOs Uisge Gorm and Glas Dowr and the process facilities on board the FPSO Bleo Holm and on board of the FPSO Haewene Brim from the lessor for a period of 15 years commencing for the Uisge Gorm in August 1995, for the FPSO Glas Dowr in August 1997 and for the process facilities on board the FPSO Bleo Holm in April 1999 and for the process facilities on board the FPSO Haewene Brim in April 2003. Substantially, all risks and rewards relating to the assets, including the proceeds in case the assets are sold, were for the account of the Company. As a consequence, the Company owned the full future economic rights to these assets. The above was reflected in the Company’s balance sheet by continuing to reflect the FPSOs as tangible fixed assets, at historical cost.

On November 3, 2005 all tax lease structures that were in effect for FPSO Uisge Gorm, FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim were terminated. As a result of the termination, the Company regained full ownership of the FPSO Uisge Gorm, the FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim. The tax lease benefits liability has been released as other operating income and restricted deposits were discharged and proceeds were used  for repayment of the corporate credit facility.

The composition of these assets under capital  lease is as follows:

	2005	2004
	(in U.S.$ thousands)
FPSOs	—	914,131
Accumulated depreciation	—	(297,564)
Balance December 31	—	616,567

At inception of the lease, the Company funded the future lease installments to a third party bank, which will pay the future lease installments to the lessor. Further, it is agreed that the lessor is not legally entitled to hold the Company liable in case the bank does not fulfill its obligations against the lessor. Accordingly, the Company’s balance sheet does not include a lease liability against the lessor for these leases.

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

(b)   The financial institution paid the Company an amount of cash. This represents consideration for the tax benefits to be obtained by the financial institution in its tax jurisdiction. The income statement recognition of this cash receipt was deferred (see below).

(c)    The Company leased back the equipment from the financial institution under a lease which is a capital lease back. The liability under the capital lease back was extinguished upon inception of the lease because the parties to the transaction prefunded the liability under the lease back to a third party financial institution which would, as primary obligator, pay the future lease payments to the lessor and the lessor was not entitled to hold the Company liable under the lease back if the third party financial institution does not meet its obligations to make payments to the lessor.

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

6.   Cash and Cash Equivalents

No restrictions on usage of cash exist.

7.   Accounts Receivable

Accounts receivable are as follows:

	2005	2004
	(in U.S.$ thousands)
Trade	32,452	39,781
Less provision for uncollectible accounts	923	1,443
Net trade receivables	31,529	38,338
Related party	99	110
	31,628	38,448

The movement in the provision for uncollectible accounts is as follows:

	2005	2004	2003
	(in U.S.$ thousands)
January 1	1,443	1,231	472
Additions	36	486	816
Release	(556)	(27)	(50)
Write offs	—	(247)	(7)
December 31	923	1,443	1,231

Accounts receivable as presented under current assets mature within one year.

8.   Other Receivables

Other receivables are specified as follows:

	2005	2004
	(in U.S.$ thousands)
Accrued income	21,636	16,779
Accrued gain on forward currency exchange contracts	—	1,607
Accrued interest on the fixed-to-floating interest rate swap	11	3,727
Insurance receivables	1,925	—
Other	2,082	2,754
Total	25,654	24,867

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

Work in process is specified as follows:

	2005	2004
	(in U.S.$ thousands)
Cost incurred on projects	90,271	63,440
Profit/(loss) recognized, less loss provisions taken	(25,109)	3,984
Revenues recognized	65,162	67,424
Invoiced to customers	(61,612)	(62,029)
	3,550	5,395
Which is specified as follows:
Cost incurred in excess of billings (work in process)	15,174	13,847
Billings in excess of cost and unrealized income	(11,624)	(8,452)
	3,550	5,395

10.   Loan

The loan was provided to a third party on November 13, 2003 for U.S.$100. On January 16, 2004 an additional amount of U.S.$50 was provided. Repayment was due on November 13, 2005, however the management of the company has the intention of extending the loan agreement. The loan bears an interest at a margin of 2.5% over Libor.

11.   Financial Investment

On May 26, 2004, Bluewater International B.V. entered into an agreement with Emerald Energy Resources Ltd. (“Emerald”), a Nigerian indigenous oil company, for the acquisition of shares of Emerald at a total price of U.S.$3.0 million. On November 25, 2004 Bluewater International B.V. obtained additional ordinary shares of Emerald at a total price of U.S.$4.5 million. On April 27, 2005 Bluewater International B.V. obtained additional shares of Emerald at a total price of U.S.$2.0 million. The total investment in Emerald represents approximately 9.6% of its authorized and outstanding capital and is stated at historical cost. The Company has an option to acquire an additional amount of 800,000 ordinary shares.

12.   Restricted Deposits

The restricted deposits at December 31, 2004 represent UK pound sterling and U.S. dollars deposits and were dedicated to act as security, primarily for the tax leasing structures entered into with respect to the FPSOs Uisge Gorm and Glas Dowr and the process facilities on board the FPSO Bleo Holm (see note 5). These deposits are released to free cash based on an agreed upon scheme between the contract parties.

The deposits secure rent and termination payments under the leasing transactions. Subject to certain conditions under which the lessor must be satisfied that the value of its overall security is maintained (as described in the various lease documents) and the lessees and sub lessees are not in breach of their lease obligations, the Company shall be entitled periodically to a return of cash surplus to the required collateral amount. The required collateral amount is based on a cash flow driven by financial assumptions. Those are revised from time to time. The assumptions include, but are not limited to: the borrowing investment rate of the lessor; reserve asset costs; the lessor’s year end; corporation tax level; VAT recoverability and zero rating on lease supplies; 25% writing down allowances; rental payment dates; the sale of the leased asset at the higher of fair market value and tax written down value; receipt of stipulated loss value in the same period as the sale and for a price at least equal to its then tax written down value; the lessor’s interest on funding its net investment is available as a trading deduction; no change in the nature, method or application of UK tax laws or accounting practice; the period over which corporation tax relief is given to the lessor; the lessor’s after tax profit; the rate of reinvestment; risk asset weighting percentage; method of accrual; pooling tax benefits; and others.

On November 3, 2005 all tax lease structures that were in effect for FPSO Uisge Gorm, FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim were terminated. As a result of the termination, the Company regained full ownership of the FPSO Uisge Gorm, the FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim. In addition, the tax lease benefits liability has been released to other operating income and restricted deposits were fully discharged and proceeds were used for repayment of the corporate credit facility.

13.   Tangible Fixed Assets

	FPSOs	Hulls	Machinery and Equipment	Office Equipment and Other Tangible Fixed Assets
	(in U.S.$ thousands)
Cost
January 1	1,322,214	54,797	38,389	5,152
Additions	386,313	—	—	1,440
Disposal	—	—	—	(29)
Translation result	(250)	—	—	(178)
December 31	1,708,277	54,797	38,389	6,385
Accumulated depreciation
January 1	400,607	—	38,389	4,096
Depreciation for the year	94,342	—	—	611
Disposal	—	—	—	(2)
Translation result	(204)	—	—	(128)
December 31	494,745	—	38,389	4,577
Net book value	1,213,532	54,797	—	1,808

	Fixed Assets under Construction	Total 2005	Total 2004
	(in U.S.$ thousands)
Cost
January 1	301	1,420,853	1,410,096
Additions	4,523	392,276	25,391
Disposal	—	(29)	(14,802)
Translation result	—	(428)	168
December 31	4,824	1,812,672	1,420,853
Accumulated depreciation
January 1	—	443,092	383,344
Depreciation for the year	—	94,953	72,995
Disposal	—	(2)	(13,326)
Translation result	—	(332)	79
December 31	—	537,711	443,092
Net book value	4,824	1,274,961	977,761

During 2005, one hull was not in service and was therefore not depreciated. The hull is held for use in future FPSO projects. Considering the tight ship yard capacity for new built hulls around the world, and considering the level of tender activity for new FPSO projects, the hull is stated at historic cost and is not impaired.

As of December 31, 2005, an amount of U.S.$53,072 (2004—U.S.$55,973) relating to capitalized interest is included in the cost value of the FPSOs and the hulls. Interest capitalized for the years 2005, 2004 and 2003 amounts to U.S.$ nil, U.S.$385 and U.S.$6,062 respectively.

All FPSOs are subject to operating leases as disclosed in note 4.

During 2004 and part of 2005 certain FPSOs were held under tax lease structures as described in note 5.

As of December 31, 2005, the gross carrying amount of certain machinery and equipment amounting to U.S.$38,389 and of certain office equipment amounting to U.S.$2,919 is fully depreciated. As of December 31, 2005, all these items are still in active use.

The carrying amount of tangible fixed assets sold during December 31, 2005 amounted to U.S.$27 (2004—U.S.$1,467).

On April 4, 2005 Bluewater Oil and Gas Investments Ltd. (“BOGI”) obtained an interest of 2% in a Nigerian Oil Processing Block OPL229, operated by Emerald, at a price of U.S.$400. During 2005, BOGI invested U.S.$86 in OPL 229. This investment consists of expenditures in connection with the development of OPL 229. The working interest in OPL 229 qualifies as a mineral interest in property and is therefore capitalized under Other Tangible Fixed Assets. Once the field goes into production the costs will be amortized as the related oil and gas reserves are produced under the unit of production method.

14.   Debt Arrangement Fees

Debt arrangement fees as of December 31, 2005 represent costs incurred relating to arranging and refinancing the long term corporate credit facility, the issuance of the 10 1/4% Senior Notes due 2012 and the loan agreement to finance the acquisition of a 55% ownership in PR Jotun DA.. At December 31, 2005, the net book value of the debt arrangement fees relating to the corporate credit facility, the 10 1/4% Senior Notes due 2012 and the loan agreement amount to U.S.$6,185, U.S.$7,213 and U.S.$929 respectively. These fees are amortized on a straight line basis to interest expenses over the term of the facilities, 8 years for the corporate credit facility, 10 years for the 10 1/4% Senior Notes due 2012, and 6 1/4 years for the loan agreement.

15.   Other liabilities and accrued expenses

Other liabilities and accrued expenses are specified as follows:

	2005	2004
	(in U.S.$ thousands)
Accrued interest	14,092	13,235
Deferred revenues	12,014	15,909
Accrued expenses	44,646	27,430
Accrued loss on forward currency exchange contracts	7,417	—
Short term portion of pension liability	2,240	2,925
Provision project loss	4,305	—
Other	1,052	731
Total	85,766	60,230

16.   Lines of Credit

The Company has lines of credit with banks available amounting to U.S.$320,000 ( 2004—U.S. $400,000), which are substantially denominated in U.S. dollars. At December 31, 2005, these facilities were unused to an amount of U.S.$.203,146 (2004—U.S.$192,642). The used portion of these credit facilities is presented as long-term loans in the balance sheet.

The conditions to the lines of credit are disclosed with the related borrowings as presented under note 17.

17.   Long-Term Bank Loans

Long-term bank loans at December 31, 2005 and 2004 represent loans as part of the lines of credit described under note 16, granted by a bank consortium for financing Bluewater’s ownership of the FPSO’s.

At January 28, 2002, the Company refinanced its outstanding debt under a U.S.$450,000 revolving credit facility with funds drawn under an 8-year, U.S.$600,000 corporate credit facility. The corporate credit facility can be used to finance the construction of new FPSOs and, to a limited extent, for general corporate purposes. Interest is payable at a rate that is equal to a specified margin over LIBOR. The margin, which is currently 1.400%, varies from 1.300% to 1.700% depending, among other factors, on the amount outstanding under the facility. At December 31, 2005 the interest rate was 5.67%. The costs incurred in arranging the corporate credit facility have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the facility.

The facility is primarily secured with mortgages over the FPSOs and assignments of incoming cash flows generated from contracts with clients concerning the FPSOs.

On July 1, 2005, the Company entered into a U.S.$175,000 loan agreement to finance the acquisition of a 55% ownership in PR Jotun DA. The loan will amortize to zero over a period of six years and a quarter, by September 2011. Interest equals 0.60% over LIBOR. The average interest during the six months ended December 31, 2005 was 4.4%. To limit its interest exposure after July 3, 2006, the Company purchased an interest rate cap. This interest rate cap has a strike rate of 4.4%, limiting the maximum interest costs, including margin, to 5%. The interest rate cap has a starting notional amount of U.S.$143,900 and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan.

The costs incurred in arranging the loan agreement have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the loan. The non-recourse loan is secured with a mortgage over the FPSO and an assignment of the bareboat charter contract with the Jotun field partners to the lenders.

On July 1, 2005, PR Jotun DA entered into a U.S.$143,182 loan agreement with Standard Marine Nordsjo AS (“SMNAS”) to finance the acquisition of the FPSO Jotun A. The loan will amortize to zero over a period of six years and a quarter, by September 2011. Interest equals 5%.

As of December 31, 2005 the consolidated amount of debt borrowed in connection with PR Jotun DA was U.S.$291,500. During the six months ended December 31, 2005 repayments of the borrowed debt were made of U.S.$26,654.

18.   10 1/4% Senior Notes due 2012

In February 2002, the Company issued U.S.$260,000 aggregate principal amount of 10 1/4% Senior Notes due 2012 through its finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the principal amount thereof. The Company used the gross proceeds from the issuance to repay approximately U.S.$248,500 of indebtedness outstanding under its corporate credit facility and to pay approximately U.S.$7,500 of costs relating to the issuance. The Company and each of its direct and indirect subsidiaries (other than Bluewater Finance Limited and Brightfield Corporation (a subsidiary in liquidation with no material assets, liabilities or operations) and PR Jotun DA) have fully and unconditionally guaranteed the 10 1/4% Senior Notes due 2012 on a joint and several basis.

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

Bluewater Finance Limited is a wholly owned finance subsidiary of the Company and each other subsidiary of the Company is wholly-owned, directly or indirectly, by the Company. The Company has no independent assets or operations. There are no significant restrictions on the ability of the Company or any other guarantor of the 10 1/4% Senior Notes due 2012 to obtain funds from its subsidiaries by dividend or loan. Neither Bluewater Finance Limited nor any of the guarantors of the 10 1/4% Senior Notes due 2012 (other than the Company) are restricted by any third party in their ability to transfer funds within the meaning of Rule 4-08(e)(3) of Regulation S-X. As a result, the guarantees of the 10 1/4% Senior Notes due 2012 meet the conditions of Rule 3-10(d) of Regulation S-X. The fair value of the 10 1/4% Senior Notes due 2012 at December 31, 2005 amounts to U.S.$.360,125 and is based on the quoted market price.

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

On November 4, 2005 the Company partially cancelled the fixed-to-floating interest rate swap transaction in relation to the U.S.$335,000 aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the period from August 15, 2005 to August 15, 2007. Due to the partial cancellation of the swap transaction the company will incur fair value fluctuations through the statement of income from the date of cancellation until August 15, 2007. After that date the interest will continue floating at LIBOR + 6.44%. The Company paid U.S.$6,898 on November 4, 2005 which represented its net loss from the cancellation of the swap transaction. The Company has deferred this loss which will debited it to the statement of income over the remaining duration of the 10¼% Senior Notes due 2012.

The unamortized premium and discount of the 10 1/4% Senior Notes due 2012 amounts to U.S.$(4,282) as of December 31, 2005.

19.   Long-Term Loans Related Party

The long-term loans from a related party represent a long-term loan from Marenco Investment Limited, a company of which all the shares are ultimately owned by the President of the Company. The Jacaranda Trust is the indirect owner of 100% of the Company’s outstanding shares. The major conditions of these loans are as follows:

1.      The repayment of the loans is subordinated to the full repayment of the corporate credit facility unless an allowed dividend distribution is replaced by a repayment of the loans. Accordingly, redemption is not expected to take place before December 31, 2012.

2.      The loan carries interest at a rate of 7% per annum (2004—7%).

3.      Subject to certain permitted exceptions, interest amounts shall not be paid, but shall be added to the loan on a yearly basis.

4.      Before the repayment of the corporate credit facility, the Company shall not give any security for the repayment of the loan.

The fair value of these loans at December 31, 2005 and 2004 amounted to U.S.$147,193 and U.S.$153,630, respectively. The fair value as of December 31, 2005 and 2004 has been determined, based on the discounted cash flow method assuming redemption in 5 equal annual installments as from December 2012. On September 14, 2005 U.S.$5.0 million of interest was repaid.

20.   Tax Lease Benefits Liability

On November 3, 2005 all tax lease structures that were in effect for FPSO Uisge Gorm, FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim were terminated. As a result of the termination, the Company regained full ownership of the FPSO Uisge Gorm, the FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim. In addition, the tax lease benefits liability has been released to other operating income and restricted deposits were discharged and proceeds were used for repayment of the corporate credit facility. As a result, for the year ended December 31, 2005, the liability to repay tax lease benefits declined by U.S.$34,422 (2004—U.S. $7,072). Other movements in the tax lease benefits liability result from fluctuations in currency exchange rates. Payments received from/made to the lessor as a result of changes in underlying variables such as market interest rates and corporate income taxes are accounted for in the consolidated statement of income as other operating income/expense.

21.   Employee Benefits Obligations

(a)          Defined Benefit Plan

The group companies in the Netherlands provide defined benefit pension plans for all its employees. Provisions for pension obligations are established for benefits payable in the form of retirement and surviving dependant pensions. Benefits are dependent on years of service and the respective employee’s compensation.

The group determined its transitional liability for defined benefit plan as the present value of the obligation at the date of adoption minus the fair value of plan assets minus past service cost. The resulting transitional liability was more than the liability that had been recognized on the same date under the enterprise’s previous accounting policy. The companies have chosen to recognize that increase as an expense on a straight-line basis over 5 years. As of January 1, 1998, the entire transitional liability was expensed as pension costs in prior years.

The obligation resulting from defined benefit pension plans is determined using the projected unit credit method. Unrecognized gains and losses resulting from changes in actuarial assumptions are recognized as income (expense) over the expected remaining service life of the active employees, when these gains or losses exceed the 10% corridor of the pension benefit obligation. There were no plan terminations, curtailments or settlements for the year ended December 31, 2005 or 2004

Plan assets are incorporated in the insurance company’s profit sharing plan, which is based on the fictitious yield of Dutch State Bonds. The insurer guarantees a minimum yield of 4%.

The movement in the defined benefit obligations is as follows:

	2005	2004
	(in U.S.$ thousands)
Benefit obligation at January 1	21,959	16,577
Service cost	2,595	2,394
Interest cost	955	816
Plan participants’ contributions	55	51
Actuarial gain/(loss)	(4,343)	620
Benefits paid	(363)	(278)
Translation result	(2,850)	1,779
Benefit obligation at December 31	18,008	21,959

The movement in plan assets is as follows:

	2005	2004
	(in U.S.$ thousands)
Fair value of plan assets at January 1	20,481	15,806
Actual return on plan assets	(6,599)	904
Employer contribution	2,239	2,343
Plan participants’ contributions	55	51
Benefits paid	(363)	(278)
Translation result	(2,457)	1,655
Fair value of plan assets at December 31	13,356	20,481

The following table reconciles the funded items of defined benefit plans to the amounts recognized in the balance sheet:

	2005	2004
	(in U.S.$ thousands)
Benefit obligation	18,008	21,959
Fair value of plan assets	(13,356)	(20,481)
Funded status	4,652	1,478
Unrecognized net actuarial loss	1,031	2,235
Accrued benefit cost	3,621	3,713

Components of net periodic benefit cost:

	2005	2004	2003
	(in U.S.$ thousands)
Service cost	2,595	2,394	1,267
Interest cost	955	816	532
Expected return on plan assets	(885)	(754)	(453)
Recognized net actuarial gain	(3)	(79)	(113)
Net periodic benefit cost	2,662	2,377	1,233

Principal actuarial assumptions used to determine pension obligations as of December 31, 2005 and 2004 were as follows:

	2005	2004
Discount rate	4.75%	4.75%
Expected return on plan assets	4.75%	4.50%
Wage and salary increases
25-34	2.0%	3.0%
35-44	1.5%	2.5%
45-54	1.0%	2.0%
55-64	0.5%	1.5%
Retirement benefit increases	1.75%	1.80%
Average employee turnover
25-34	7.0%	7.0%
35-44	6.0%	6.0%
45-54	4.0%	4.0%
55-65	0.0%	0.0%

The accumulated benefit obligation as at December 31, 2005 amounted to U.S.$15,975 (2004—U.S.$19,316), of which U.S.$11,915 (2004—U.S.$16,251) is for active members. The benefits to be paid in the next four years together amount to U.S.$476 annually, and for the following six years together U.S.$1,080. All measurement dates are December 31, 2005. The expected contribution for 2006 amounts to U.S.$2,203. All benefits are insured conform Dutch pension law and no significant transactions have occurred between the Company and the plan during the period.

(b)   Defined Contribution Plan

The group companies in the United Kingdom sponsor defined contribution plans based on local practice and regulations. The plans provide for contributions amounting to 5% of salary. The contributions relating to defined contribution plans are charged to income in the year to which they relate. For the years 2005, 2004 and 2003 contributions charged to income amount to U.S.$218, U.S.$426 and U.S.$453 respectively.

22.   Operations Expenses

Operations expenses are specified as follows:

	2005	2004	2003
	(in U.S.$ thousands)
SPM contracts	99,312	66,664	38,720
FPSO contracts	156,285	247,409	147,035
	255,597	314,073	185,755

23.   Selling, General and Administrative Expenses

Selling, general and administrative expenses are specified as follows:

	2005	2004	2003
	(in U.S.$ thousands)
Personnel	6,775	5,917	5,842
Marketing/Advertising	455	493	573
Professional advisory fees	1,334	1,187	1,171
Rent	450	354	362
Other	2,296	1,803	1,852
	11,310	9,754	9,800

24.   Personnel Expenses and Number of Personnel

Personnel expenses are specified as follows:

	2005	2004	2003
	(in U.S.$ thousands)
Personnel on payroll:
Wages and salaries	26,374	29,491	26,311
Pension costs	3,535	3,360	2,334
Other social security contributions	2,243	2,769	2,282
	32,152	35,620	30,927
Personnel costs from temporary agencies	11,178	14,436	12,111
	43,330	50,056	43,038

The average number of personnel employed by the group was 745 (2004—590, 2003—532) and is specified as follows:

	2005	2004	2003
Personnel on payroll:
Engineers	528	357	289
Sales	19	17	20
General and administrative	123	102	104
	670	476	413
Temporary agencies	75	114	119
	745	590	532

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

The income tax liability at December 31, 2005 and 2004 is specified as follows:

	2005	2004
	(in U.S.$ thousands)
Current:
The Netherlands Antilles	258	129
United Kingdom	30	10
Other countries (the Netherlands, Malta, Norway)	722	597
	1,010	736
Deferred	—	—
	1,010	736

The provision for income taxes is as follows:

	2005	2004	2003
	(in U.S.$ thousands)
Current taxes:
Domestic	116	(1,098)	123
Foreign	3,264	2,060	1,482
	3,380	962	1,605
Deferred taxes:
Foreign	(19,801)	(1,431)	(2,668)
Total provision	(16,421)	(469)	(1,063)

The reconciliation of the computation of the provision for income taxes at statutory tax rates to the effective provision for income taxes is as follows:

	2005	2004	2003
	(in U.S.$ thousands)
Income before income taxes:
Domestic	93,062	84,676	88,473
Foreign	(91,017)	(78,756)	(76,959)
	2,045	5,920	11,514
The Netherlands Antilles statutory tax rate	3%	3%	3%
Expected provision for income taxes at statutory tax rate	61	178	345
Increase/(reduction) in income taxes from:
Difference between statutory tax rate and tax ruling	55	(1,276)	(222)
Foreign taxes	3,264	2,060	1,482
Deductions in foreign jurisdictions	(19,801)	(1,431)	(2,668)
Provision for income taxes	(16,421)	(469)	(1,063)

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

At December 31, 2005 and 2004, the tax effects of temporary differences and carry forwards that gave rise to the Company’s deferred income tax assets and liabilities are as follows:

	2005	2004
	(in U.S.$ thousands)
Tax loss carry forwards	106,200	86,400
Interest rate swaps and forward contracts	583	86
Net deferred tax assets	106,783	86,486

The tax loss carry forwards available to the Company relate primarily to the group companies in the Netherlands and do not expire. These tax loss carry forwards result primarily from the amortization of goodwill and interest expense on intercompany debt which resulted from the internal restructuring as disclosed in note 30(c). While the internal restructuring and Dutch tax treatment of the group companies remains subject to review by the Dutch tax authorities, based on ongoing discussions with the Dutch tax authorities, as disclosed in note 30(c), the amount of goodwill that will ultimately result from the internal restructuring and be amortized for income tax purposes, and the amount of interest bearing intercompany debt relating thereto, is potentially subject to decrease from the amounts that were originally applied in connection with the restructuring. Although the Company believes that its position with respect to the tax consequence of the internal restructuring remains strong, and while it continues to contend that it should be entitled to take advantage of the full amount of goodwill and deductible interest relating to the internal restructuring, the Company cannot record the full amount of the tax loss carry forwards relating thereto. Accordingly, the Company has recorded the minimum amount of tax loss carry forwards that it considers probable to result from its discussions with the Dutch tax authorities. No assurance can be given, however, that the Company will ultimately be able to realize the estimated amounts. Based on the Company’s history of earnings, and because the tax loss carry forwards do not expire, the Company believes that it is more likely than not that the estimated amount of tax loss carry forwards and the deferred tax asset relating thereto will be fully realized and, accordingly, has not accounted for a valuation allowance.

27.   Segment Information

The Company considers that the business segments, FPSOs and SPMs, are strategically and operationally interrelated and provide similar services to the same client base. The Company’s officers and directors regularly review the operating results of these two segments in resource allocation decisions and performance assessments based on internal management information from which the following data have been derived.

For internal and external reporting purposes, the accounting principles applied are identical.

The segment information per business segment is as follows:

	2005	2004	2003
	(in U.S.$ thousands)
FPSO
Revenues	333,828	370,241	258,182
Segment net income	48,545	6,161	14,519
Identifiable assets	1,484,571	1,249,003	1,273,136
Capital expenditures	388,712	24,771	76,611
Depreciation and amortization	94,902	72,940	61,653
Interest income and (expense)	(50,949)	(41,629)	(41,576)
Income taxes	(14,698)	(94)	(831)
SPM
Revenues	65,162	67,424	37,598
Segment net income/(loss)	(35,242)	228	(1,942)
Identifiable assets	44,480	54,034	47,770
Capital expenditures	3,564	620	1,367
Depreciation and amortization	51	55	323
Interest income and (expense)	35	44	(14)
Income taxes	(1,723)	(375)	(232)
Other
Revenues	—	—	—
Segment net income	—	—	—
Identifiable assets	634	483	630
Capital expenditures	—	—	—
Depreciation and amortization	—	—	—
Interest income and (expense)	—	—	—
Income taxes	—	—	—
Consolidated
Revenues	398,990	437,665	295,780
Segment net income	13,303	6,389	12,577
Identifiable assets	1,529,685	1,303,520	1,321,536
Capital expenditures	392,276	25,391	77,978
Depreciation and amortization	94,953	72,995	61,976
Interest income and (expense)	(50,914)	(41,585)	(41,590)
Income taxes	(16,421)	(469)	(1,063)

Included in the 2003 SPM revenues is the revenue generated by the sale of the hull Paradise for an amount of U.S.$9,714.

Customers accounting for 10% or more of consolidated revenue all relate to the FPSO segment and are as follows:

	2005		2004		2003
	(in U.S.$ thousands)%		(in U.S.$ thousands)%		(in U.S.$ thousands)%
Amerada Hess	47,849	12	45,544	10	46,204	16
Talisman	73,674	18	74,084	17	73,063	25
Shell	86,549	22	163,477	37	75,514	26
PetroSA	60,249	15	67,813	16	40,261	14

Revenues per geographical area are as follows:

	2005	2004	2003
	(in U.S.$ thousands)
FPSO
Europe	241,706	285,775	197,000
Asia	31,851	19,395	20,921
Africa	60,250	65,071	40,261
Other	21	—	—
Total FPSO	333,828	370,241	258,182
SPM
Europe	5,935	31,826	11,004
Asia	31,719	21,295	16,473
Africa	24,565	6,229	8,440
America	2,886	7,956	1,681
Other	57	118	—
Total SPM	65,162	67,424	37,598
Total	398,990	437,665	295,780

The basis of attributing revenues to geographic areas is determined by the location of the vessel for FPSO revenues and the location of the customer for SPM revenues.

Long-lived assets per geographical area are as follows:

	2005	2004
	(in U.S.$ thousands)
Europe	832,343	503,486
Asia	90,314	96,837
Africa	352,304	377,438
Total	1,274,961	977,761

28.   Financial Instruments

The Company uses (in the normal course of business) various types of financial instruments. Financial instruments include those recognized in the balance sheet (on-balance sheet) and off-balance sheet financial instruments.

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Fair values are determined from listed market prices, price quotations from banks or from pricing models.

The Company has procedures and policies in place to control risks related to financial instruments. These policies and procedures include a clear segregation of duties between operating, settlement, accounting and controlling of all financial instruments used. The spread of the Company’s activities limits exposure to concentrations of credit or market risk. The Company’s management is involved in the risk management process.

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

(b)           Interest Rate Swaps

The Company has entered into interest rate swap agreements to mitigate interest rate risks on specific external debt. Interest rate swap agreements which convert floating interest rate exposures into fixed interest rate are designated as cash flow hedges. The cash flow hedge contract outstanding at December 31, 2005 is a fixed interest rate payable—3.46%—and a U.S.$ denominated floating interest rate receivable which will mature in January 2006. Its fair value amounts to an asset of U.S.$11. A corresponding amount is recorded as a positive component of accumulated other comprehensive income at December 31, 2005 which will be reclassified as a benefit to income in the future as interest is paid on the underlying debt. Based on the nominal value of the swap at December 31, 2005, U.S.$1 is expected to be recorded as a charge to interest expense in the income statement for the year ending December 31, 2006. The fair value of the interest rate swap is based on quotes from an independent bank.

In connection with the cash flow hedging activities, the Company has recorded a net transitional loss of U.S.$2,500 in other comprehensive income on adoption of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), at January 1, 2001. There was no significant ineffectiveness relating to designated cash flow hedges during 2005, 2004 and 2003, and no component of the derivative instruments’ gain or loss was excluded from the assessment of hedge effectiveness. As of July 17, 2003 the Company entered into a fixed-to-floating interest rate swap transaction, with terms identical to those of the previous swap transaction, that enables the Company to swap the equivalents of the fixed rate amount of interest that is payable on U.S.$335,000 aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, which is designated and accounted for as a fair value hedge, the Company receives payments that are calculated at a fixed rate of 10 1/4% and makes interest payments that are calculated at a floating rate that is equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%. The Company recorded a net transitional loss of U.S.$17,258 on the balance sheet, being the fair value of the fixed-to-floating interest rate swap transaction.

On November 4, 2005 the Company partially cancelled the fixed-to-floating interest rate swap transaction in relation to the U.S.$335,000 aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the period from August 15, 2005 to August 15, 2007. Due to the partial cancellation of the swap transaction the company will incur fair value fluctuations through the statement of income from the date of cancellation until August 15, 2007. The company has recorded ineffectiveness as a result of the partial cancellation of U.S.$6,650. After August 15, 2007 the interest will continue floating at LIBOR + 6.44%. The Company paid U.S.$6,900 on November 4, 2005 which represented its net loss from the cancellation of the swap transaction. The Company has deferred this loss and will debit it to the statement of income over the remaining duration of the 10¼% Senior Notes due 2012. The Company has recorded  the fair value of the partially cancelled swap amounting to U.S.$6,650 under financial instruments and recognized a corresponding gain under interest expense.

To limit the interest exposure after July 3, 2006 on the long-term bank loan entered into on July 1, 2005 for financing of the acquisition of the 55% ownership in PR Jotun DA,  the Company purchased an interest rate cap. This interest rate cap has a strike rate of 4.4%, limiting the maximum interest costs including margin to 5%. The interest rate cap has a starting notional amount of U.S.$143,900 and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan. The Company has recorded the increase of the fair value of the interest rate cap amounting to U.S.$2,125 under financial instruments and the corresponding amount in other comprehensive income.

For derivative financial instruments designated and that qualify as fair value hedges, changes in the fair value of the financial instrument and the change in the fair value of the hedged component offset each other in the income statement. The net result of the interest rate swap is recognized in the income statement. There was no significant ineffectiveness relating to the designated fair value hedge during 2005 and 2004 and no component of the derivative instruments’ gain or loss was excluded from the assessment of hedge effectiveness.

(c)            Exchange Rate Sensitivity

The Company’s revenues are primarily denominated in U.S. dollars and, to a lesser extent, sterling and Euro. In 2005, approximately £37,736 (U.S.$64,921) of the Company’s revenues was denominated in sterling and approximately €3,130 (U.S.$3,707) was denominated in Euro. Our expenses are denominated primarily in U.S. dollars and to a lesser degree, euro and sterling. The Company is exposed to fluctuations in foreign currency exchange rates, because a portion of its expenses and financial indebtedness is denominated in currencies that are different from our revenues. The Company’s policy is to match, through our FPSO service agreements, the revenues in a particular currency with its operating costs in that currency, thereby minimizing the risk associated with fluctuations in foreign currency exchange rates. The Company also matches its indebtedness denominated in U.S. dollars with its revenues denominated in U.S. dollars. The Company purchases foreign currency exchange contracts from financial institutions to the extent of any residual exposure. The Company manages its outstanding currency exposure on a regular basis and nets these exposures across its operations as a group. Gains and losses related to specific currency transactions are recognized as part of its income from financing activities. In the year 2005 the Company entered into foreign currency exchange contracts in relation to projects to hedge against the risk of fluctuations in foreign currency exchange rates for expenditures in currencies other than the project currency. The Company has designated certain foreign currency exchange contracts as cash flow hedges. For such contracts designated and that qualify as cash flow hedges gains and losses related to project specific currency transactions are recognized as part of our accumulated other comprehensive income/(loss).

The total contract/notional amount and the value of our foreign currency exchange contracts as of December 31, 2005 are as follows:

	Expected Maturity Date As of December 31, 2005
	Total	Fair Value
	(in U.S.$ thousands)
Forward Exchange Agreements
(Receive €/Pay U.S.$)
Aggregate Amount	86,113	(5,715)
(Receive ZAR/Pay U.S.$)
Aggregate Amount	4,258	197
(Receive £/Pay U.S.$)
Aggregate Amount	38,193	(1,900)
	128,564	(7,418)

These foreign currency exchange contracts mature on various dates through fiscal year 2006.

The total contract/notional amount and the value of our foreign currency exchange contracts as of December 31, 2005 accounted for as cash flow hedges under FAS 133 are as follows:

	Expected Maturity Date As of December 31, 2005
	Total	Fair Value
	(in U.S.$ thousands)
Forward Exchange Agreements
(Receive €/Pay U.S.$)
Aggregate Amount	29,350	(2,480)
(Receive £/Pay U.S.$)
Aggregate Amount	5,505	(136)
	34,855	(2,616)

These foreign currency exchange contracts mature on various dates through 2006 and are included at fair value in the other liabilities and accrued expenses.

(d)   Repayment schedule for debt

The following is a schedule of future repayments of debt for the next 5 years:

Year ending December 31, 2005
2006	52,116
2007	51,100
2008	86,994
2009	132,602
2010	51,612
Thereafter	368,958
Total	743,382

29.   Commitments

(a)   Rent obligations and operational lease agreements

The Company leases buildings, office space and cars under various operating lease agreements extending through fiscal year 2014.

The following is a schedule of future minimum rental payments for the next 5 years:

Year ending December 31, 2005
(in U.S.$ thousands)
2006	1,505
2007	2,137
2008	2,269
2009	2,269
2010	2,264
Thereafter	8,324
18,768

Lease expenses for the years ended December 31, 2005, 2004 and 2003 under all operating leases amounted to approximately U.S.$3,120, U.S.$2,625 and U.S.$2,330 respectively. No contingent rental payments or clauses regarding any terms of renewal, purchase options, escalation clause or restrictions exist.

(b)   Guarantees

The Company has guarantee facilities with banks available amounting to U.S.$73,690. At December 31, 2005, these facilities were used for a total amount of U.S.$18,062 (2004—U.S.$17,549) to provide bank guarantees to certain third parties.

(c)   Purchase commitments

The Company has in its ordinary course of business activities entered into purchase commitments for the operations of the FPSOs and the activities in the SPM segment. As of December 31, 2005 there are no significant purchase commitments in connection with the acquisition of tangible fixed assets.

30.   Loss Contingencies

(a)   Claims

From time to time, the Company is subject to various claims arising out of the ordinary course of business. At December 31, 2005, a significant claim existed against the Company involving aggregate damages of U.S.$16 million. This claim relates to the alleged breach of a contract for the design of equipment. Since the outcome of this claim is uncertain the Company cannot estimate a possible loss or range of loss. In addition, the Company is subject to injunction proceedings initiated by certain of our competitors in the district court in The Hague in respect of an alleged infringement of intellectual property rights. The court rejected the claim, and currently the court’s rejection of the claim is under appeal in the Court of Appeal. While the ultimate result of all such matters is not presently determinable, based upon current knowledge and facts, management does not expect that their resolution will have a material adverse effect on the Company’s consolidated financial position or results of operation.

(b)   Internal restructuring and tax audit

Effective January 1, 2000, we entered into an internal restructuring process. In connection with this restructuring, the economic interests in most of the assets and liabilities of certain non-Dutch consolidated group companies (the “selling companies”) were sold to Bluewater Holding B.V., while legal title to the assets and liabilities transferred remained with the selling entities. The valuation of the assets and liabilities transferred was based on a valuation report prepared by an independent investment bank. The sales of these economic interests resulted in intercompany profits at the level of the selling companies and the creation of a corresponding amount of (amortizable) goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. Although extensive discussions were held with the tax authorities on the internal restructuring, the tax consequences of our internal restructuring became subject to a tax audit and remain subject to further review by the tax authorities.

In 2002 and 2003 the Dutch tax authorities issued tax assessments with respect to certain non-Dutch group members pertaining to the 1997, 1998, 1999 and 2000 tax years, for a total amount of €137.9 million (U.S.$163.3 million), based on the position that these group companies, prior to and at the time of the restructuring, were residents of the Netherlands for Dutch tax purposes or had a taxable presence in the Netherlands. We filed a letter of objection to these assessments and engaged in further discussions with the Dutch tax authorities, in response to which these assessments have been reduced to zero.

The Dutch tax authorities also issued assessments with respect to one of the Dutch group companies in respect of the years 1998 and 1999 based on their assertion that certain transfer pricing adjustments were required. These assessments claimed additional tax payments were required in an aggregate amount of €23.3 million (U.S.$27.6 million). Based upon a letter of objection against these assessments and subsequent discussions on this issue, the tax authorities have issued decisions in February and March 2006 to eliminate these additional tax assessment amounts, thereby reducing the assessments to the amounts that are equal to amounts originally shown in the tax returns as filed.

Prior to and after the restructuring that took place in 2000 we have also had extensive discussions with the Dutch tax authorities concerning the amount of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. pursuant to the restructuring transactions, and the amount of goodwill carried at one of the non-Dutch group companies at the date it was redomiciled to the Netherlands as part of the same restructuring. In 2005 we received tax assessments for these two companies for the tax year 2000 based on the tax authorities’ view that no goodwill should be attributed to these companies and that, accordingly, the amount of intercompany debt and interest expense at the level of Bluewater Holding B.V. should be reduced. We have filed letters of objection against these assessments and had subsequent discussions with the Dutch tax authorities. In February 2006, we received decision letters from the Dutch tax authorities accepting some goodwill at the level of the redomiciled non-Dutch group company but no goodwill at the level of Bluewater Holding B.V., and at the same time reducing its intercompany debt and related interest expense by a corresponding amount. We continue to vigorously contest the imposition of any additional taxes and have started legal proceedings to have the assessments reviewed. Such judicial review in the Netherlands may take a considerable period of time. As is permitted under Dutch law and regulations, we intend to withhold payment of amounts in respect of contested tax assessments pending final resolution of the issue.

As of January 1, 2004 Dutch tax law contains so-called thin-capitalization, or ‘thin cap’ rules that may operate to restrict the deductibility of interest on intercompany debt (including external debt that is guaranteed by an affiliated company). In order, among other things, to defer applicability of the Dutch thin cap rules until December 31, 2004 and periods thereafter, the fiscal years of all Bluewater’s Dutch group companies were changed, although no assurance can be given that this measure will be effective to preclude applicability of the thin cap rules to such companies in respect of periods prior to December 31, 2004. As the disallowed portion of the interest deduction depends significantly on the debt-equity ratio of the relevant entity at the beginning and the end of any financial year, it is clear that the outcome of the dispute with the Dutch tax authorities concerning the relevant goodwill amount (and the annual amortization amount resulting therefrom) and the corresponding intercompany debt amount will have a significant impact on the effect of the thin cap rules on Bluewater Holding B.V.

The outcome of these discussions and judicial proceedings, which may take a considerable period of time, could limit our ability to take advantage of future tax savings associated with our internal restructuring by limiting the amount of goodwill that we may amortize and the amount of interest that we may deduct for tax purposes in future periods. In addition, the outcome of our dispute with respect to thin cap rules may limit the amount of deductible interest for the tax year 2004 and subsequent periods. Based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, however, we estimate that it is currently probable that we will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$724.0 million of interest bearing inter-company debt in connection with our internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes, subject to the potential application of the thin cap rules as of 2004. Notwithstanding our current estimates, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on our actual tax position, because such definitive quantification depends on a number of possible future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in the anticipated legal proceedings, as well as the outcome of such proceedings. In addition, in December 2001, U.S.$379.5 million of the inter-company indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that we may take advantage of in subsequent periods, at the same time increasing the equity amount for application of the thin cap rules as of 2004. While we believe that it is probable that we will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions and the pending proceedings relating thereto will have a material adverse effect on our financial position, there can be no assurance in this regard and we could lose some or all of the future anticipated tax savings associated with our internal restructuring.

(c)   Operational risks—not insured or insurable on economically favorable terms

The Company maintains insurance coverage in such amounts as it believes to be prudent against normal risks in operations, including, among other things, the risk of pollution and damage to FPSOs. Certain risks (such as business interruptions and environmental liabilities in excess of certain limits), however, are either not insurable or are insurable only at rates the Company considers uneconomical. The Company’s insurance coverage does not protect against loss of revenues, although the Company is required under its corporate credit facility to obtain such assurance if the number of FPSOs from which it receives revenues falls below three.

At December 31, 2005, no uninsured events existed that will have a material adverse effect on the consolidated financial position or operations of the Company.

31.   Shareholder’s Equity and Appropriation of Net Income

The Articles of Incorporation provide that the result for the year is subject to a disposition to be decided at the Annual General Meeting of Shareholders. Each share (common and non-profit sharing five percent non-cumulative preference share) is entitled to cast one vote. The preference shares do not have preference rights in case of liquidation of the Company. Directors of the Company are authorized to decide upon the payment of an interim dividend by way of an advance on dividends expected. No dividend is proposed to be paid for 2005.

Management proposes to add the net income for the year to retained earnings. This proposal has been reflected in the accompanying financial statements.

There were no dividends declared in 2005 and 2004.

32.   Minority Interest

Minority interests in consolidated companies represent the third-party shareholding of 45% by SMNAS in the underlying net assets of PR Jotun DA.

33.   Reclassification of prior year cash flow statement

In our consolidated cash flow statement for the year 2005, we changed the classification of changes in restricted cash balances to present such changes as an investing activity. We previously presented such changes as a financing activity. In the accompanying consolidated cash flow statements for the year 2004 and 2003, we reclassified changes in restricted cash balances to be consistent with our 2005 presentation which resulted in respectively a U.S.$13.1 million and a U.S.$4.9 million increase to investing cash flows and a corresponding decrease to financing cash flows from the amounts previously reported.

34.   Subsequent Events

On March 31, 2006 we entered into a service agreement with Nexen Petroleum U.K. Ltd. with respect to the provision and operation of an FPSO for production on the Ettrick field on the UK continental shelf. For this project our existing hull Aoka Mizu will be converted into an FPSO. Under the agreement with

Nexen Petroleum U.K. Ltd. we will receive a fixed daily hire rate of U.S.$112,500 per day plus a production tariff per barrel of oil produced. Nexen has agreed to pay us a minimum tariff based on 27 million barrels of oil produced during the five year contract term. All operating costs will be reimbursed by Nexen, including a profit mark-up.

On February 10, 2006 the London Court of International Arbitration issued its decision regarding a claim against the Company relating to alleged failure of the Company to pay for additional work performed by a subcontractor, by which the company was ordered to pay U.S.$15.9 million to the subcontractor. Further issues remain outstanding in connection with this dispute, including interest costs, legal costs and the treatment of exchange rates. These matters are likely to be subject of further negotiations between the parties and/or adjudication by the Tribunal. Considering the Tribunal’s ruling and the remaining uncertainty regarding the outstanding matters, the Company recorded a provision its 2005 statement of income amounting to U.S.$17 million.

On February 9, 2006, Bluewater entered into an agreement to purchase the shuttle tanker MT “Hanne Knutsen” for an amount of U.S.$129,500,000. The vessel was built in Spain at Astilleros de Sestau and was delivered to Knutsen OAS in 2000. It has been designed as a typical North Sea tanker and has since been trading in the Baltic ice regions as well as providing services as shuttle tanker. The “Hanne Knutsen” was specifically chosen for its overall design and its excellent suitability for future Floating Production, Storage and Offloading Unit (FPSO) conversion projects. “Hanne Knutsen” is a double hull vessel of 123.600 dwt and has a storage capacity of 860,000 bbls. The vessel is rated Ice Class 1A which is optimal for harsh environments and additionally has DP2 class Dynamic Positioning capability. Delivery and payment for the shuttle tanker are scheduled for the end of June 2006. Thereafter Bluewater intends to time-charter the vessel on the spot market until the vessel is used for a new FPSO project.