Form 20-F
period 2006-12-31
AURELIA ENERGY N V
filed 2007-04-10
CIK 1172374

Filed with the Securities and Exchange Commission on April 10, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report

Commission file number: 0-00000

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

10 1/4% Senior Notes due 2012

Senior Subordinated Guarantees

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

34,000 Non-Profit Sharing 5% Non-Cumulative Preference A Shares, par value U.S.$1,000 per share

136,000 Common B Shares, par value U.S.$1,000 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated Filer ☒	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare our financial statements on a consolidated basis in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Our auditors conduct their audit of our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). We have included in this annual report selected consolidated financial information as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 and audited consolidated financial statements as of and for the years ended December 31, 2004, 2005 and 2006.

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

We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. When we use the terms “we”, “us”, “our” and words of similar import or the “Company”, we are referring to Aurelia Energy N.V., itself, or to Aurelia Energy N.V. and its consolidated subsidiaries, as the context requires. When we refer to “Aurelia Holding N.V.”, the registered shareholder of 100.0% of our outstanding voting shares, with respect to dates on or after June 20, 2006, we are referring to the newly founded company Aurelia Holding N.V. The former Aurelia Holding N.V. has been liquidated. When we use the terms “own” and “owns”, with respect to our FPSOs and FPSO hull, we are referring to:

•                    ownership of both the hull and the topsides in the case of the Uisge Gorm, the Glas Dowr,  the Munin, the Bleo Holm, the Haewene Brim, and a 55% ownership interest in Jotun A, and

•                    ownership of the hull and topsides under construction in the case of the Aoka Mizu, and

•                    ownership of the trading vessel Hanne Knutsen.

References to “dollars”, “U.S. dollars” and “U.S.$” are to the currency of the United States, references to “euro” and “€” are to the single currency of the member states of the European Communities that have adopted the euro as their lawful currency under the legislation of the European Community relating to the Economic and Monetary Union and references to “£” and “sterling” are to the currency of the United Kingdom. In this annual report, we have translated certain euro amounts into U.S. dollars at an exchange rate of €1.00 to U.S.$1.3186 and certain sterling amounts into U.S. dollars at an exchange rate of £1.00 to U.S.$1.9660, which were the noon buying rates in New York City for cable transfers in those foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2006. You should not construe these translations as representations that the euro or sterling amounts actually represent such U.S. dollar amounts or that we could convert these amounts into U.S. dollars at the rates indicated. On April 10, 2007, the applicable noon buying rates were €1.00 to U.S.$1.34 and £1.00 to U.S.$1.97.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of, and which have been made pursuant to, the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this annual report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets where we participate or are seeking to participate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “may”, “anticipate”, “seek” or similar expressions or the negative thereof, are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond our control, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

•       the level of oil reserves contained in the oil fields on which we operate our FPSOs and the performance of those fields in general;

•       levels of capital expenditures by the oil industry on offshore exploration and production activities;

•       our future capital needs and our ability generally to finance the expansion of our business;

•       our ability to enter into new service and bareboat agreements for our FPSOs upon the termination of their existing agreements;

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

ITEM 3:               KEY INFORMATION

(A)         Selected Consolidated Financial Data

The following table presents our selected financial data on a consolidated basis as at and for each of the years ended December 31, 2002, 2003, 2004, 2005 and 2006. We have extracted the following selected financial data from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, for the periods indicated. You should read the following selected consolidated financial data in conjunction with the information contained in “Item 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the notes thereto included elsewhere in this annual report.

	As at and for the year ended December 31,
	2002	2003	2004	2005	2006
	(in U.S.$ thousands, except ratios and share and per share amounts)
Income Statement Data:
Revenues	262,799	295,780	437,665	398,990	437,912
Operations expenses	145,309	185,755	314,073	255,597	246,795
Selling, general and administrative expenses	9,736	9,800	9,754	11,310	13,047
Other operating income	(4,046)	(4,014)	(3,738)	(30,702)	—
Depreciation of tangible fixed assets and amortization of intangible fixed assets	54,038	61,976	72,995	94,953	106,344
Total operating expenses	205,037	253,517	393,084	331,158	366,186
Operating income	57,762	42,263	44,581	67,832	71,726
Interest income	3,447	3,530	3,355	3,550	1,831
Interest expense	(48,898)	(45,120)	(44,940)	(54,464)	(79,065)
Currency exchange results	1,452	10,841	2,924	(14,873	9,931
Total financial income and expenses	(43,999)	(30,749)	(38,661)	(65,787)	(67,303)
Income before income taxes	13,763	11,514	5,920	2,045	4,423
Income taxes	(23,615)	(1,063)	(469)	(16,421)	(11,548)
Income before minority interest	37,378	12,577	6,389	18,466	15,971
Minority interest	—	—	—	5,163	10,550
Net income	37,378	12,577	6,389	13,303	5,421
Number of common B shares outstanding	136,000	136,000	136,000	136,000	136,000
Net income per common B shares outstanding	275	92	47	98	40
Balance Sheet Data:
Cash and cash equivalents	23,024	32,937	41,987	43,026	42,503
Fixed assets(1)	1,018,785	1,026,752	977,761	1,274,961	1,409,067
Total assets	1,279,820	1,321,536	1,303,520	1,529,685	1,749,010
Total debt(2)	581,103	587,455	545,293	715,192	916,588
Subordinated Marenco loan	125,849	134,659	142,085	147,031	153,823
Share capital(3)	170,000	170,000	170,000	170,000	170,000
Shareholders’ equity (net assets)	460,191	475,388	481,745	495,482	509,197
Cash Flow Data (2005 as restated)(4):
Net cash provided by operating activities	84,420	71,920	71,661	95,316	61,865
Net cash (used in) investing activities	(95,105)	(65,142)	(18,744)	(306,780)	(233,590)
Net cash provided by (used in) financing activities	20,018	5,807	(40,282)	(215,712)	162,211
Other Financial Data and Ratios:
EBITDA(5)	111,800	104,239	117,576	162,785	178,070
Capital expenditures, net(6)	95,105	69,912	23,915	392,249	240,296
Cash interest paid(7)	41,829	39,722	35,169	39,930	65,298
Ratio of EBITDA to cash interest paid	2.67x	2.62x	3.34x	4.08x	2.73x
Ratio of net debt to EBITDA(8)	4.99x	5.32x	4.28x	4.13x	4.91x
Ratio of earnings to fixed charges(9)	1.22x	1.15x	1.18x	1.09x	1.01x

Notes:

(1)          “Fixed assets” includes tangible fixed assets as presented in the consolidated balance sheet.

(2)          “Total debt” includes all indebtedness other than the subordinated Marenco loan. The following table presents a reconciliation of total debt to our long-term bank loans, our 10 1/4% Senior Notes due 2012, the short-term portion of our long-term bank loans and our short-term loan for the periods indicated.

	For the year ended December 31,
	2002	2003	2004	2005	2006
	(in U.S.$ thousands)
Long-term bank loans	324,733	249,108	207,358	356,266	551,665
10 1/4% Senior Notes due 2012	256,370	338,347	337,935	306,810	310,381
Current portion of long term-bank loans	—	—	—	52,116	51,101
Short-term loan	—	—	—	—	3,441
Total debt	581,103	587,455	545,293	715,192	916,588

(3)          No dividends were declared in the years presented.

(4)   Cash flows from operating and financing activities for 2005 have been restated to reflect a reclassification of cash flows of U.S.$13,300 from cash flows from operating activities to cash flows from financing activities, relating to the correction of an unintentional error with regards to recording the effect of the change in the fair value of interest rate swap and caps and the corresponding change in the fair value of the hedged debt. This reclassification in the statement of cash flows did not have an impact on cash and cash equivalents, total cash flows, statement of operations or balance sheet as of and for the year ended December 31, 2005. See note 34 to the Consolidated Financial Statements.

(5)          “EBITDA” is defined as operating income (loss) plus depreciation and amortization. This definition deviates from other definitions of EBITDA used by some other companies, as it excludes interest income and currency exchange results. We believe this definition is more appropriate since it provides investors with a helpful measure for comparing our operating performance with that of other companies in our industry. EBITDA is presented as additional information because we believe that it is a useful measure for certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. We also believe that it provides a useful measure of the level of profitability we achieve with our asset base. EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with U.S. GAAP. The following table presents a reconciliation of our EBITDA to net income and net cash provided by operating activities for the periods indicated.

	For the year ended December 31,
	2002	2003	2004	2005	2006
	(in U.S.$ thousands)
EBITDA	111,800	104,239	117,576	162,785	178,070
Depreciation of tangible fixed assets and amortization of intangible assets	(54,038)	(61,976)	(72,995)	(94,953)	(106,344)
Financial income and expense	(43,999)	(30,749)	(38,661)	(65,787)	(67,303)
Income taxes	23,615	1,063	469	16,421	11,548
Minority interest	—	—	—	(5,163	(10,550)
Net income	37,378	12,577	6,389	13,303	5,421
Adjustments to reconcile net income to cash provided	26,987	57,930	74,813	107,932	120,820
Changes in operating assets and liabilities, net of effect of acquisitions	20,055	1,413	(9,541)	(12,619)	(64,376)
Net cash provided by operating activities	84,420	71,920	71,661	108,616	61,865

(6)          “Capital expenditures, net” represents additions to fixed assets less disposals of fixed assets The following table presents a reconciliation of “capital expenditures, net” to additions to tangible fixed assets, disposals of tangible fixed assets and accumulated depreciation of disposals of tangible fixed assets for the periods indicated.

	For the year ended December 31,
	2002	2003	2004	2005	2006
	(in U.S.$ thousands)
Additions to tangible fixed assets	95,105	77,978	25,391	392,276	240,296
Disposals to tangible fixed assets	—	(9,874)	(14,802)	(29)	(1)
Accumulated depreciation of disposals of tangible fixed assets	—	1,808	13,326	2	1
Capital expenditures, net	95,105	69,912	23,915	392,249	240,296

(7)          “Cash interest paid” is defined as interest expense, plus capitalized interest, less accrued interest on the subordinated and unsubordinated Marenco loans, less amortization of debt arrangement fees, less amortization of premiums, discounts and deferred gains and losses on the 10 1/4% Senior Notes due 2012 and less the ineffective portion of hedges recognized in earnings and is disclosed as an additional cash flow disclosure in the consolidated statements of cash flow in the audited consolidated financial statements included in this annual report.

(8)          “Net debt” is defined as total debt as calculated in Note 2 above, less cash and cash equivalents.

(9)          “Earnings” is the amount of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges, plus amortization of capitalized interest, plus distributed income to equity investees, plus the share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized, less preference security dividend requirements of consolidated subsidiaries, less the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. “Fixed charges” means the sum of the following: (a) interest expensed or capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries. The term “preference security dividend” is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities, computed as the amount of the dividend divided by one minus the effective income tax rate applicable to continuing operations.

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

Our FPSO and SPM projects may be subject to delays and cost overruns due to delays in equipment deliveries, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, shortages of materials or skilled labor or labor unrest. Our FPSO projects may be particularly susceptible to cost overruns and delays due to the engineering and construction uncertainties inherent in the development and modification of FPSOs. Based on our experience, we believe that the cost of constructing a high specification FPSO (including the cost of procuring and converting a hull) ranges from U.S.$350.0 million to U.S.$450.0 million, though larger and more complex FPSOs may have higher construction costs. The cost of modifying an existing FPSO depends to a large degree on the scope and nature of the work to be performed. In the past, we have experienced cost overruns and delays in connection with the development and modification of our FPSO fleet. See “Item 4: Information on the Company—(B) Business Overview—FPSO Business—FPSO Fleet, FPSO Hull and Trading Vessel—Glas Dowr” and “Item 5: Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources—Capital Expenditures”. Some of the delays and budget overruns that we have experienced have been due to factors beyond our control. There can be no assurances that we will not experience material cost overruns or delays in the future. Because we bid our service agreements and SPM delivery contracts at fixed prices, any cost overruns or delays may require us, among other things, to seek to incur additional indebtedness to complete a project and may make it more difficult for us to be awarded projects or to secure financing for projects in the future. In addition, because we generally earn contract payments after the date of first oil, material project delays could adversely affect the timing of the revenues we receive under our new service agreements and, consequently, could affect our ability to service any indebtedness incurred in connection with the project. As a result, significant cost overruns or delays could have a material adverse effect on our liquidity, financial condition and results of operations. There can be no assurance that we would be able to fund any delays or overruns, through the incurrence of indebtedness or otherwise, or that such funds would be provided on favorable terms.

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

Depending on competitive conditions and other factors, we seek to obtain indemnity agreements from our customers who require them to hold us harmless in the event of loss of production, reservoir damage or liability for pollution that originates below the surface of the water. We generally rely on these indemnities to protect us from risks which are uninsurable or insurable only at rates which we believe are uneconomical. When obtained, these contractual indemnifications may include cross-indemnification provisions, and the obligations thereunder may not be supported in all cases by adequate insurance maintained by the customer or required to be maintained by us. We have agreed to indemnify each of Amerada Hess in the case of the Uisge Gorm and Statoil and Conoco Phillips in the case of the Munin, subject to amount limitations in the respective service agreements, in respect of pollution emanating from our FPSOs and certain other equipment which we have supplied. Each of Amerada Hess and Statoil has agreed to indemnify us with respect to the foregoing in excess of those amount limitations and in respect of pollution emanating from the field, reservoir or wells (in the case of the current service agreement with Statoil relating to the Munin, subject to certain exceptions). Under our service agreements with PetroSA and Conoco Phillips, we have agreed to indemnify PetroSA and Conoco Phillips, respectively, subject to amount limitations, in respect of pollution emanating from our FPSO, shuttle tankers and certain subsea and other equipment, and PetroSA and Conoco Phillips have each agreed to indemnify us with respect to the foregoing in excess of those amount limitations (subject to an exclusion in the event our insurer denies coverage) and in respect of pollution emanating from wells and certain subsea and other equipment. In the case of the Haewene Brim, we have agreed to indemnify Enterprise Oil/Shell in respect of certain pollution emanating from our FPSO (unrelated to oil from the field) and certain other equipment we have supplied, and Enterprise Oil/Shell has agreed to indemnify us for pollution relating to oil from the field. In the case of Jotun A, and the Bleo Holm the charterer has agreed to indemnify us and hold us harmless against any lien of whatsoever nature arising upon the vessel during the charter period, arising out of or in relation to the operation of the vessel by the charterer, including but not limited to claims from third parties against the Company caused by pollution or personal injury. In the case of our trading vessel the Hanne Knutsen, the charterer has agreed to indemnify us against any loss, damage or expense incurred by us arising out of or in relation to the operation of the vessel by the charterers, and against any lien of whatsoever nature arising upon the vessel during the charter period arising in relation to the operation of the vessel by the charterer. These indemnity arrangements may not protect us in all circumstances.

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

We have and will continue to have a substantial amount of indebtedness outstanding. Our total debt (which excludes the subordinated Marenco loan), consolidated total assets and shareholders’ equity as of December 31, 2006 was U.S.$916.6 million, U.S.$1,749.1 million and U.S.$509.2 million, respectively, and our ratio of earnings to fixed charges was 1.01x for the year ended December 31, 2006.

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

Effective January 1, 2000, we entered into an internal restructuring process. In connection with this restructuring, the economic interests in most of the assets and liabilities of certain non-Dutch consolidated group companies (the “selling companies”) were sold to Bluewater Holding B.V., while legal title to the assets and liabilities transferred remained with the selling entities. The valuation of the assets and liabilities transferred was based on a valuation report. The sales of these economic interests resulted in intercompany profits at the level of the selling companies and the creation of a corresponding amount of (amortizable) goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. The tax consequences of our internal restructuring have been the subject of extensive discussions with the tax authorities and of a tax audit.

In 2002 and 2003 the Dutch tax authorities issued tax assessments with respect to certain non-Dutch group members pertaining to the 1997, 1998, 1999 and 2000 tax years, for a total amount of €137.9 million

(U.S.$181.8 million), based on the position that these group companies, prior to and at the time of the restructuring, were residents of the Netherlands for Dutch tax purposes or had a taxable presence in the Netherlands. We filed a letter of objection to these assessments and engaged in further discussions with the Dutch tax authorities, in response to which these assessments have been reduced to zero.

The Dutch tax authorities also issued assessments with respect to one of the Dutch group companies in respect of the years 1998 and 1999 based on their assertion that certain transfer pricing adjustments were required. These assessments claimed additional tax payments were required in an aggregate amount of €23.3 million (U.S.$30.7 million). Based upon a letter of objection against these assessments and subsequent discussions on this issue, the tax authorities have issued decisions in February and March 2006 to eliminate these additional tax assessment amounts, thereby reducing the assessments to the amounts that are equal to amounts originally shown in the tax returns as filed.

Prior to and after the restructuring that took place in 2000 we have also had extensive discussions with the Dutch tax authorities concerning the amount of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. pursuant to the restructuring transactions, and the amount of goodwill carried at one of the non-Dutch group companies at the date it was redomiciled to the Netherlands as part of the same restructuring. In 2005 we received tax assessments for these two companies for the tax year 2000 based on the tax authorities’ view that no goodwill should be attributed to these companies and that, accordingly, the amount of intercompany debt and interest expense at the level of Bluewater Holding B.V. should be reduced. We have filed letters of objection against these assessments and had subsequent discussions with the Dutch tax authorities. In February 2006, we received decision letters from the Dutch tax authorities accepting some goodwill at the level of the redomiciled non-Dutch group company but no goodwill at the level of Bluewater Holding B.V., and at the same time reducing its intercompany debt and related interest expense by a corresponding amount. On March 22, 2006 we started legal proceedings to have the assessments reviewed. Our appeal will be heard before the lower tax court in Haarlem on April 25, 2007.

In February 2007, we received tax assessments for Bluewater Holding B.V. with respect to the years 2001 and 2002, based on the same tax authorities’ view as mentioned above. We have filed letters of objection against these assessments and expect that the tax authorities will delay a decision on these until the litigation in respect of the year 2000 has been resolved. As is permitted under Dutch law and regulations, we intend to withhold payment of amounts in respect of contested tax assessments pending final resolution of the issue.

During 2006, it has become clear from the defense papers filed by the tax authorities with the lower tax court in Haarlem that the tax authorities have focused in the current litigation on various components of the valuation method that was used in tax year 2000 to establish the enterprise value at the time of the restructuring and hence the amount of goodwill that arose upon the restructuring. It appears unlikely that other previously disputed matters, such as the amount of goodwill already present at the Dutch group company level mentioned above at the time of the restructuring, will become subject to judicial review during the upcoming court hearing on April 25, 2007. The valuation method that was used at the time of the restructuring is in accordance with authoritative literature on this subject and is fully supported by independent valuation experts. The effective elimination of other previously disputed matters and the support from independent experts for our position regarding the principal points of discussion, has in our view reduced the risk of a reduction of the total amount of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V.

Based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, we estimate that it is currently probable that we will realize benefits of at least U.S.$592 million of amortizable goodwill and at least U.S.$1,041 million of interest bearing intercompany debt in connection with our internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes, subject to the potential application of the thin cap rules that came into effect on January 1, 2004 and loss carry forward limitations that will come into effect for the Company on December 30, 2013. We have assessed the valuation of these increased amounts of realizable benefits in accordance with FAS 109 as disclosed in note 26.

Notwithstanding our current estimates, however, it is impracticable to quantify with certainty at this time the effect that the outcome of such discussions may have on our actual tax position, because such definitive quantification depends on a number of possible future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in the litigation discussed above, as well as the outcome of such proceedings.

As of January 1, 2004 Dutch tax law contains so-called thin-capitalization, or ‘thin cap’ rules that may operate to restrict the deductibility of interest on intercompany debt (including external debt that is guaranteed by an affiliated company). In order, among other things, to defer applicability of the Dutch thin cap rules until December 30, 2004 and periods thereafter, the fiscal years of all Bluewater’s Dutch group companies were changed, although no assurance can be given that this measure will be effective to preclude applicability of the thin cap rules to such companies as of January 1, 2004. As the disallowed portion of the interest deduction depends significantly on the debt-equity ratio of the relevant entity at the beginning and the end of any financial year, it is clear that the outcome of the dispute with the Dutch tax authorities concerning the relevant goodwill amount (and the annual amortization amount resulting therefrom) and the corresponding intercompany debt amount will have a significant impact on the effect of the thin cap rules on Bluewater Holding B.V.

In December 2001, U.S.$379.5 million of the intercompany indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that we may take advantage of in subsequent periods. At the same time this increased the equity amount for application of the thin cap rules. In December 2006, a further amount of inter-company debt of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital. According to the terms of the agreement, the amount of this debt conversion will be determined based on the total debt and equity of Bluewater Holding B.V. as at December 31, 2006, but may be revised once the final amount of goodwill and intercompany debt is established based on the outcome of the pending legal proceedings.

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

The Company is subject to proceedings initiated by certain of our competitors in the district court in The Hague in respect of an alleged infringement of intellectual property rights. The claims of these competitors failed during the injunctions proceedings before the District Court as well as before the Court of Appeal. Plaintiffs continued their claims by starting proceedings at the District Court in The Hague requesting a judgment on the merits. In 2006 the Court nullified one of the two patents relied upon by these competitors and rejected their claim related to the nullified patent. The judgment of the District Court on the remaining part of the proceedings on the merits is expected in April 2007. With respect to the patents at stake, we have received advice from our patent agent that our product design does not infringe upon any valid claim of the patents. We are, however, unable to estimate a possible loss or range of loss related to this claim.

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

(B)   Business Overview

Overview of Operations

We conduct our operations principally through two businesses that we staff and resource according to market conditions and our business needs. These businesses consist of our:

•       FPSO business. Our FPSO business earns revenues from the design, development and operation of FPSOs pursuant to medium-and long-term service agreements with oil companies. Under these agreements, we generally are paid a defined day rate consisting of a fixed facility fee that covers the rental of the FPSO and associated equipment and an indexed operating fee that covers the cost of operating, maintaining and insuring the vessel. We may also receive additional tariff payments based on oil or water production or gas lift volumes (or a combination of those volumes), bonus payments that relate to the prevailing price of oil and certain other fees. The medium- to long-term profile of our service agreements provides us with stable and predictable revenues. During the term of these agreements, the revenues from our FPSO business are generally significantly insulated from fluctuations in the price of oil and changes in the levels of exploration and production activities of oil companies. Our FPSO fleet currently consists of six high specification FPSOs (Uisge Gorm, Bleo Holm, Glas Dowr, Haewene Brim, Munin and a 55% ownership interest in FPSO Jotun A) that we have contracted to oil companies under service agreements or bareboat agreements and one FPSO under construction (Aoka Mizu) and a trading vessel (Hanne Knutsen)

purchased for future conversion into an FPSO. We entered into a service agreement under which we are currently converting the Aoka Mizu into an FPSO. In 2004, 2005 and 2006, our FPSO business generated 84.6%, 83.7% and 69.2% of our revenues, respectively, 96.4%, 364.9% and (85.2)% of our net income, respectively, and 100.6%, 122.0% and 96.4% of our EBITDA, respectively.

•       SPM business. Our SPM business earns revenues from the design, development, project management and delivery of SPM systems under our SPM delivery contracts. We have developed a number of different types of SPM systems for oil companies and contractors around the world, resulting in the delivery of more than 65 SPM systems since our founding. Because SPM systems are integral to the operation of FPSOs in harsh environments, and because they form an important link in the oil production chain, we believe that it is important to preserve our core SPM capabilities for use in connection with future FPSO projects. In 2004, 2005 and 2006, our SPM business generated 15.4%, 16.3% and 30.8% of our revenues, respectively, 3.6%, (264.9)% and 185.2% of our net income, respectively, and (0.6%), (22.0%) and 3.6% of our EBITDA, respectively.

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

	For the year ended December 31,
	2004		2005		2006
	(in U.S.$ thousands, except percentages)
FPSO business:
Europe	285,775	65.3%	241,706	60.6%	204,688	46.7%
Asia	19,395	4.4%	31,851	8.0%	22,567	5.2%
Africa	65,071	14.9%	60,250	15.1%	67,453	15.4%
Other	—	—	21	0.0	8,237	1.9%
Total	370,241	84.6%	333,828	83.7%	302,945	69.2%
SPM business:
Europe	31,826	7.3%	5,935	1.5%	43,259	9.9%
Asia	21,295	4.9%	31,719	7.9%	88,116	20.1%
Africa	6,229	1.4%	24,565	6.2%	2,691	0.6%
America	7,956	1.8%	2,886	0.7%	576	0.1%
Other	118	0.0	57	—%	325	0.1%
Total	67,424	15.4%	65,162	16.3%	134,967	30.8%
Total	437,665	100.0%	398,990	100.0%	437,912	100.0%

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

•       We have a successful track record in the development of new FPSOs and SPM systems. We are an industry leader in the development and operation of FPSOs and the development of SPM systems, having been one of the early entrants to these markets. Since 1985, we have successfully developed six FPSOs after entering into service agreements with various oil companies, and we have developed and delivered over 65 SPM systems worldwide. Our customers have included Amerada Hess, Enterprise Oil/Shell, Statoil, TotalFinaElf, ExxonMobil, PetroSA, Shell, Talisman, Texaco and Conoco Philips. We believe that our track record, resource depth and focus make us one of the leading developers of FPSOs and SPM systems and will provide us with access to the new development opportunities currently arising in deepwater oil production.

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

FPSO Business

Service and bareboat Agreements

Our FPSO business focuses on the design, development, ownership and operation of FPSOs pursuant to medium- and long-term service and bareboat agreements with oil companies. Our service and bareboat agreements establish from the outset the functional specifications that our FPSOs must meet and are entered into before the FPSO development process begins. Under service and bareboat agreements our responsibility is to deliver an FPSO that complies with these specifications and to install a fully operational unit. Under our service agreements, we are also responsible for performing the operations of the FPSO, for managing the interface between the unit and subsea facilities and offloading systems and for decommissioning the FPSO upon the cessation of production. Oil companies are responsible for the actual drilling, completion and testing of all wells and for the performance of any subsequent well interventions. Depending on the shuttle tanker or other arrangement, we may also be responsible for performing activities relating to offloading systems and maintaining and repairing subsea systems.

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

Generally, under our service agreements, a majority of the payments are calculated based on defined day rates. In 2006, these day rates accounted for approximately 83.7% of the revenues from our FPSO business. Typically, our day rates are divided into a facility fee and an operating fee. The facility fee generally relates to the provision of the FPSO and the associated risers, umbilicals and all other equipment that are required for production. The operating fee relates primarily to the cost of manning and maintaining the vessel and normally is indexed to various factors, including inflation. Currently, our service agreements require our FPSOs to maintain minimum operating uptimes that exceed certain thresholds. Depending on the particular service agreement, our facility fee or our operating fee may be adjusted upward or downward to the extent that the relevant uptime exceeds or falls below the applicable threshold. When an FPSO is removed from the field as a result of factors unrelated to operating performance (such as was the case with the Glas Dowr), no adjustment is made based upon operating uptime. In such a case, however, our day rate may be replaced by a lay-up rate (which could apply, among other times, in the event of poor field performance or periods of scheduled maintenance) or a force majeure rate (which could apply, among other times, in the event of a natural disaster, war or industrial action), depending, in each case, on the particular service or bareboat agreement. See “—FPSO Fleet, FPSO Hull and Trading Vessel”.

In addition to defined day rates, we may earn additional tariff payments under the terms of our service agreements. These payments are generally based on oil or water production or gas lift volumes or a combination of those volumes. Oil companies have a strong economic incentive to extend operations to neighboring fields through the use of tie-backs, which have low marginal field development costs and defray the cost of production over several fields. Tie-backs generally increase oil and water production and gas lift levels and, as a result, increase the amount of tariff payments that we earn under our service agreements. In 2006, tariff payments accounted for approximately 11.1% of the total revenues from our FPSO business. In certain cases, our FPSO contract revenues may also include bonus payments relating to the prevailing price of oil, although those payments did not contribute materially to the revenues from our FPSO business in 2006. In addition to our day rates, tariffs and oil bonuses, our FPSO contract revenues include payments for vessel modifications,  shuttle tanker and bunker charges. These payments accounted for approximately 4.9% of the total revenues from our FPSO business.

FPSO Fleet, FPSO Hull and Trading Vessel

We currently own six high specification FPSOs (Bleo Holm, Uisge Gorm, Glas Dowr, Haewene Brim, Munin and a 55% ownership interest in FPSO Jotun A) that we have contracted to oil companies for operation on fields in the North Sea, the South China Sea and off the coast of South Africa. We also own a newly-built FPSO hull (Aoka Mizu) that we are converting into an FPSO and a trading vessel (Hanne Knutsen) that we are marketing worldwide. Our current fleet is described below.

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

We are currently operating the Uisge Gorm at pre-agreed rates pursuant to a three year extension of our service agreement with Amerada Hess. The combined production profile of the Fife, Flora, Fergus and Angus fields is extended until December 2007. Under our service agreement, we are required to provide a crew to maintain and operate the Uisge Gorm. We currently receive from Amerada Hess a minimum day rate of approximately U.S.$116,000 per day that consists of a minimum facility fee for the provision of the FPSO and associated equipment and a budget defined operating fee for the operation and maintenance of the vessel. Under the contract extension the Uisge Gorm earns a production tariff for the facility and for life time extension and maintenance work, and the operation is on a reimbursable basis. In 2003 the Uisge Gorm achieved average oil production and water injection uptimes of 93.1% and 83.7%, respectively, which levels, however, did not have any effect on the facility fee. During 2004, the Uisge Gorm achieved average oil production and water reinjection uptimes of 93.6% and 88.2%, respectively, which, however, did not have any effect on the facility fee. In 2005 and 2006, the Uisge Gorm achieved a volumetric efficiency of 80.8% and 82.0%, respectively. Under the extended contract the production tariff is based on oil price, production levels, HSEQ performance and volumetric efficiency. Tariffs cannot fall below U.S.$25,000 per day.

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

In connection with the tie-back to the Blake Field, we upgraded the processing capacity of the Bleo Holm. Following the completion of the upgrades and the start of production at the Blake Field, the Bleo Holm’s average weighted uptime improved from its historic level. Notwithstanding this initial increase in average weighted uptime, shortly after the Blake Field came on-stream, certain elements in the Blake Field produced fluids which caused a chemical reaction. The combination of oil and produced water caused the formation of calcium naphanate which blocks the topside oil pipework on the vessel. To prevent this substance from forming, acetic acid was injected, which led to an increase in corrosion rates on the topside oil pipework that specifically affected welds and weld materials. As a consequence, repairs were required, which have caused additional actual downtime in certain previous periods. Although in 2004 the management and the control of the calcium naphanate formation improved, it was known that a volume of calcium naphanate remained in the topsides of the vessel. We therefore agreed with Talisman to implement a 26 day shut down between late July and late August to remove the calcium naphanate. Due to the additional scope of work, adverse weather and supply difficulties, the shut down over-ran by 6 days. We subsequently agreed to split costs with Talisman which increased our costs by a total of U.S.$2.7 million. Following the shut down and implementation of remedial measures, we achieved significantly improved uptimes in October 2004 of 99.6%, in November 2004 of 100.0% and in December 2004 of 99.7%.

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

Until November 30, 2005 we received from Talisman a defined day rate of approximately U.S.$174,000 that consisted of a fixed facility fee for the provision of the FPSO and associated equipment and an indexed operating fee for the operation and maintenance of the vessel. As from November 30, 2005 we no longer receive an operating fee, but only a defined day rate of approximately U.S.$114,000. In addition we continue to receive tariff payments that are linked to the actual volume of oil produced. These tariff payments, which totaled U.S.$7.7 million in 2005 and U.S.$3.1 million in 2006, increased with the addition of production from the Blake Flank Field in 2005 and decreased in 2006 due to reduced well production. If a force majeure event were to occur, we would be entitled to receive a force majeure rate of U.S.$60,000 per day.

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

The Glas Dowr achieved contractual first oil in the end of December 2003 at which time our temporary arrangement with PetroSA was terminated and we began operating the vessel pursuant to the terms of our service agreement. Under our service agreement, we are responsible for operating and maintaining the Glas Dowr and for providing shuttle tanker services, but not for offloading the hydrocarbon products. During the three year minimum contract period, PetroSA was required to pay a minimum fee of approximately U.S.$124,000 per day plus tariff payments for each barrel of oil produced. After the minimum contract period the minimum fee increases to U.S.$134,000 per day and we will then receive higher tariff payments for each barrel of oil produced, although tariff payments will no longer be guaranteed. The minimum fee consists of a facility fee, an operating fee and a fee for shuttle tanker services. In order to receive the full facility fee, we are required to ensure that the Glas Dowr maintains minimum oil production and gas and water injection uptimes of at least 95%, unless otherwise agreed with PetroSA. If the operating uptimes fall below this threshold, our facility fee will be reduced according to a predetermined schedule. To the extent that our operating uptimes exceed this threshold, we may use the excess operating uptimes to offset any shortfalls in future periods. There is no limit to the amount of tariff payments that we can earn, and, regardless of the volume of oil produced, PetroSA has agreed to pay us a minimum of U.S.$44.0 million in tariff payments at the expiration of the minimum contract period, less any tariff payments received up until that time. In addition, we will be entitled to receive further tariff income above the guaranteed levels to the extent that the volume of oil produced exceeds certain volumes. PetroSA’s obligations under the service agreement are fully guaranteed by its parent company, CEF (Proprietary) Limited.

The minimum contract period under the service agreement with PetroSA expired at the end of 2006. Following the expiration of the minimum contract period, the service agreement will continue for a further seven years unless terminated by PetroSA with 8 months’ notice. We believe that production from the Sable Field will extend until at least the end of 2008.

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

Under our service agreement, we are required to provide a crew to maintain and operate the Haewene Brim. We receive a defined day rate of approximately U.S.$150,000 that consists of a facility fee for the provision of the FPSO and associated equipment (indexed to the sterling-U.S. dollar exchange rate) and an indexed operating fee for the operation, maintenance and insurance of the vessel. If a force majeure event were to occur, we would be entitled to receive our full facility fee for the first 30 days of the force majeure event and 90% of our facility fee thereafter. In order to receive the full facility fee, we must ensure that the Haewene Brim achieves a minimum gas reinjection uptime of 85%, unless otherwise agreed with Enterprise Oil/Shell. If our gas reinjection uptime is reduced below this threshold, our facility fee is reduced on a pro rata basis. If our gas reinjection uptime is above 92%, our facility fee is adjusted upward accordingly. The Haewene Brim achieved an average gas reinjection uptime of 93.0% in 2005 and 90.25% in 2006.

Enterprise Oil/Shell is obligated to continue to make payments to us under our service agreement until the agreement expires in March 2014. The minimum guaranteed term of the service agreement expired in March 2004, permitting Enterprise Oil/Shell to terminate the agreement at any time upon 12 months’ written notice. Enterprise Oil/Shell agreed to invest approximately £86 million (U.S.$169.0 million) to install a water injection unit on board of the Haewene Brim. We managed the project of the development and installation of the water injection unit on a cost plus basis and received a management fee. The water injection module was operational as from October 28, 2004. Enterprise Oil/Shell continued to pay full day rates and has agreed to deliver title to the water injection unit to us for nominal consideration upon completion of the project. We believe that the water injection unit may increase remaining recoverable reserves at the Pierce Field by approximately 100 million barrels and, accordingly, that it is reasonably likely that the production profile of the Pierce Field will extend beyond 2014 (subject to certain factors, including the price of oil and overall production rates) and that Haewene Brim may continue to operate under the service agreement until that time.

In September 2006, the Haewene Brim was moved from the field to a yard in Stavanger in order to carry out repairs to the swivel bearing. At the same time, maintenance work that would normally be performed off-shore during 2006 and 2007 was performed during this period. These repairs and maintenance works were completed according to schedule and the vessel returned to the field and resumed production in October 2006. We believe that the costs of the swivel repair will be covered under our insurance policy and therefore the total costs of the repair, amounting to U.S.$11.5 million, have been capitalized. The review of this insurance claim is still in its early stages and final award is not expected until 2007. To finance the accelerated performance of the maintenance work that would otherwise have been performed in 2007,  Enterprise Oil/Shell provided an interest free loan in the amount of GBP 1.75 million, which will be repaid on or before August 31, 2007.

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

On March 31, 2006 we entered into a service agreement with Nexen Petroleum U.K. Ltd. (“Nexen’’) with respect to the provision and operation of an FPSO for production on the Ettrick field on the UK continental shelf starting 2008. For this project the Aoka Mizu is currently being converted into an FPSO. Under the agreement with Nexen Petroleum U.K. Ltd. we will receive a fixed daily hire rate of U.S.$112,500 per day plus a production tariff per barrel of oil produced. Nexen has agreed to pay us a minimum tariff based on 27 million barrels of oil produced during the five year contract term. All operating costs will be reimbursed by Nexen, including a profit mark-up.

Hanne Knutsen.   On February 9, 2006, the Company entered into an agreement to purchase the shuttle tanker MT “Hanne Knutsen” for the amount of U.S.$131.5 million. The vessel was built in Spain at Astilleros de Sestau and was delivered to Knutsen OAS in 2000. It has been designed as a typical North Sea tanker and has since been trading in the Baltic ice regions as well as providing services as a shuttle tanker. The “Hanne Knutsen” was specifically chosen for its overall design qualities and its suitability for future FPSO conversion projects. Delivery and payment of the shuttle tanker occurred on June 29, 2006. Since then the Company has agreed to bareboat charter the vessel back to the previous owner for a period of eleven months in anticipation of a new FPSO project.

Development of New FPSOs

An important activity of our FPSO business is the development of new FPSOs under service agreements with oil companies. Our development activities consist of the design, engineering, project management and delivery of FPSOs. Between 1985 and 1994, we developed three FPSOs based on relatively simple designs and short production lives for use in relatively benign marine and weather conditions in offshore fields in Asia, Australia, West Africa and the Mediterranean. The last of these FPSOs was decommissioned in 1995 in line with our strategic decision to concentrate on the production of more complex FPSO units that are suitable for use in harsh environments. Since then, we have designed, engineered and developed three high specification FPSOs with initial design lives of 15 to 20 years and an FPSO hull  that is currently being converted into a FPSO.

The following table presents certain information regarding the vessels that we have designed and developed, owned and operated since 1985:

FPSO	Weight (dwt)	Mooring System	Location of Operations	Depth (m)	Oil Company
Acqua Blu (1985)	70,000	CALM Wishbone	Mila Field (Italy)	50	Montedison
		Spread Mooring	Gomber Marin Field (Gabon)	20	Amoco
		Spread Mooring	Safueiro Field (Angola)	40	Agip
		CALM Mooring	Talisman Field (Australia)	80	Marathon Petroleum
Lan Shui (1987)	70,000	CALM Mooring	Liuhua Calm Field (China)	300	Amoco
		Spread Mooring	Intan Field (Indonesia)	42	Maxus Energy
Ayer Biru (1990)	45,000	CALM Mooring	Lufeng Field (China)	330	Occidental Eastern
Uisge Gorm (1995)(1)	92,000	Internal Turret(2)	Fife, Fergus, Flora and Angus Fields (UK)	72	Amerada Hess
Glas Dowr (1997)(1)	105,000	Internal Turret(2)	Durward and Dauntless Fields (UK)	92	Amerada Hess
			Sable Field	100	PetroSA
Bleo Holm (1999)(1)	105,000	Internal Turret(2)	Ross, Blake and Blake Flank Fields (UK)	100	Talisman
Haewene Brim (2002)	103,000	Internal Turret(2)	UKCS Pierce Field	85	Shell
Munin (2002)	103,433	Internal Turret(2)	Lufeng Field	330	CNOOC
Jotun A (2005)(4)	92,800	Internal Turret(2)	Jotun Field	126	Exxon
Aoka Mizu (2000)(3)	105,000	Internal Turret(2) (under construction)	Ettrick Field (UK)	—	Nexen

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

In connection with a tender for a new service agreement, we may ensure the availability of a hull through the use of an option or a conditional purchase that allows us to avoid purchasing the hull only if the bid is unsuccessful. We may also secure the availability of a hull by purchasing a tanker that we can continue chartering. When a service agreement is awarded, we will convert the hull into an FPSO that is designed for use on the particular field or group of fields. The conversion process is extensive and generally takes between 18 and 24 months. The actual development of an FPSO takes place in two principal phases: the production of the hull and the topsides at separate locations and their integration at a common location. Based on historical experience, we believe that the cost of carrying out the conversion of a high specification FPSO (including the cost of procuring a hull) ranges from U.S.$350.0 million to U.S.$450.0 million, although larger and/or more complex FPSOs may have higher construction costs.

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

SPM Business

Our SPM business specializes in the design, development and delivery of SPM systems for use in a variety of marine and environmental conditions. Our SPM operations are primarily focused on the production and development of three principal types of mooring systems: turret mooring systems, buoy mooring systems and tower mooring systems. To a lesser degree, our SPM business is involved in the design, development and sale of floating storage and offloading vessels (“FSOs’’), which are used to offload and store hydrocarbons at offshore production platforms and near shore terminals that lack sufficient storage capacities.

Most of our SPM systems have been designed and manufactured for oil companies for use in offshore oil production, and a significant number have been developed for use in connection with FPSOs and FSOs designed and operated by us. An essential component of these systems is a swivel which permits fluids to transfer at high pressures in both directions between fixed and rotating parts of our mooring systems. Our current swivel designs provide for multiflow paths at different pressure ratings that are suitable for use in the extraction of fluids from high pressure fields.

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

•       Buoy Mooring Systems. We design three principal types of buoy mooring systems: a turntable buoy, a wishbone buoy and a turret buoy. Our turntable buoy uses a conventional buoy system and is similar to those marketed by our competitors. Our wishbone system uses a wishbone shaped yoke that is suitable for permanent mooring. Our turret buoy is more complex and utilizes a turret that is similar to the turret used in a turret mooring system. We are the only designer of turret buoys in the international market. We have designed and delivered a total of 56 buoy mooring systems worldwide.

•       Tower Mooring Systems. We also design a tower mooring system that is suitable for permanent mooring up to a water depth of 75 meters. This mooring system utilizes a wishbone shaped yoke that is similar to the yoke used in our wishbone buoy system and allows the attached vessel to rotate according to wind, wave and weather conditions. We have designed and delivered four of these systems to date.

We delivered twenty four buoy mooring systems from 2001 to 2006 and are in the process of developing three additional buoy mooring systems for delivery in 2007 and one tower mooring system for delivery in 2008. We did not deliver any turret mooring systems from 2001 to 2006 due to a lack of market demand for those types of systems during the period. We delivered only one tower mooring systems from 2001 to 2006.

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

Marketing

We obtain new business by participating in competitive tenders for FPSO service agreements and SPM delivery contracts. We believe that our successful track record in developing and operating FPSOs and in designing SPM systems, combined with our industry presence and strong reputation, are important factors affecting our ability to identify potential business opportunities and to secure invitations to submit bids for these contracts. A description of our FPSO service agreements and our SPM delivery contracts is included under “—FPSO Business—FPSO Fleet, FPSO Hull and Trading Vessel” and “—FPSO Business—Development of New FPSOs”. A description of our revenue recognition policies under these agreements is included under “Item 5: Operating and Financial Review and Prospects—(A) Operating Results—Critical Accounting Policies and Estimates—Revenue Recognition and Inventory”.

Intellectual Property

We rely on intellectual property protection through the use of confidentiality agreements with our employees and subcontractors, copyright law protection for our design work and internally developed software and selective patent filings. We apply for patents in those territories which we consider to be important for a particular invention. Our patents, copyright works and know-how collectively represent a material asset to our business. However, no single patent, copyright work or item of know-how is of material importance to our business when taken as a whole. As of December 31, 2006, we held a number of patents and had made multiple patent applications in respect of different products and processes in selected jurisdictions worldwide. The remaining duration of these patents varies from less than 1 year to 19 years, depending on the date each application was filed and the duration of protection granted by each selected jurisdiction.

In those occasions that we do not feel a need  to file for patents, we publish the object of such in conference papers, website etc. such as to allow the object to become in the public domain so as to avoid competitors filing intellectual rights on this technology.

We are currently not a plaintiff in litigation regarding intellectual property rights which we own.

The Company is subject to proceedings initiated by certain of our competitors in the district court in The Hague in respect of an alleged infringement of intellectual property rights. The claims of these competitors failed during the injunctions proceedings before the District Court as well as before the Court of Appeal. Plaintiffs continued their claims by starting proceedings at the District Court in The Hague requesting a judgment on the merits. In 2006 the Court nullified one of the two patents relied upon by these competitors and rejected their claim related to the nullified patent. The judgment of the District Court on the remaining part of the proceedings on the merits is expected in April 2007. With respect to the patents at stake, we have received advice from our patent agent that our product design does not infringe upon any valid claim of the patents.

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

•       South China Sea. The operations of the Munin are subject to regulation by a number of regulatory bodies in the Peoples Republic of China. Conoco Philips, as the operator of the field on which the Munin operates and Statoil when the Munin returns to the Lufeng field, will be primarily responsible for ensuring compliance with the relevant approval, licensing and certification requirements of these bodies. Accordingly, it has not been necessary for us to implement a regulatory compliance plan for the Munin

•       Norway. The operations of the Jotun A are subject to regulation by a number of regulatory bodies in Norway. ExxonMobil Exploration and Production Norway AS, on behalf of the operators of the field on which the Jotun A operates, will be primarily responsible for ensuring compliance with the relevant approval, licensing and certification requirements of these bodies. Accordingly, it has not been necessary for us to implement a regulatory compliance plan for the Jotun A.

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

(D)       Property, Plants and Equipment

Our material tangible fixed assets consist of the Uisge Gorm, the Glas Dowr, the Bleo Holm, the Haewene Brim, the Munin, 55% of Jotun A , the Aoka Mizu and the Hanne Knutsen. A description of these vessels is included under “—(B) Business Overview—FPSO Business—FPSO Fleet, FPSO Hull and Trading Vessel”. These assets are subject to encumbrances or limitations on use as described below.

•                     Security Interests. We have granted the lenders under our revolving credit facility customary forms of security interests over the Uisge Gorm, the Glas Dowr, the Bleo Holm, the Haewene Brim, the Munin, the Aoka Mizu and the companies that own and operate them. These security interests include mortgages, share pledges, assignments of income and assignments of insurance proceeds. However, the lenders under the credit facility have executed quiet enjoyment letters in favor of our clients that limit their ability to interfere with the vessels’ operations. We have granted similar forms of security interests over the Jotun A in connection with the financing of this vessel. See “Item 5: Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources”.

•                     Tax Lease Arrangements. On November 3, 2005 all tax lease structures that had been entered into for FPSO Uisge Gorm, FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim were terminated. As a result of the termination the Company regained full ownership of the FPSO Uisge Gorm, the FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim. These tax lease arrangements are described under “—Item 10: Additional Information—(C) Material Contracts”. In connection with these arrangements, we granted the tax lessor security interests over the leased assets. These security interests included secondary mortgages and cash collateral. However, the tax lease counterparty executed a quiet enjoyment letter that limited its ability to interfere with the vessels’ operations.

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

A description of current and recent capital expenditures relating to our vessels is included under
“—(B) Business Overview—FPSO Business—FPSO Fleet, FPSO Hull and Trading Vessel” and “Item 5: Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources”.

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

Our FPSO business earns revenues from the design, development and operation of FPSOs pursuant to medium- and long-term service agreements with oil companies. We treat our service agreements as “operating leases” under U.S. GAAP and present them as such in our consolidated financial statements. Under these agreements, we generally are paid a defined day rate consisting of a fixed facility fee that covers the rental of the FPSO and associated equipment and an indexed operating fee that covers the cost of operating, maintaining and insuring the vessel. We may also receive additional tariff payments based on oil or water production or gas lift volumes (or a combination of those volumes), bonus payments that relate to the prevailing price of oil and certain other fees. Our FPSO fleet currently consists of six high specification FPSOs (the Uisge Gorm, the Bleo Holm, the Glas Dowr, the Haewene Brim, the Munin and a 55% ownership interest in Jotun A) that we have contracted to oil companies under service agreements,  one FPSO under construction (the Aoka Mizu) and one trading vessel (the Hanne Knutsen). We entered into a service agreement under which we are currently converting the Aoka Mizu into an FPSO. In 2004, 2005 and 2006, our FPSO business generated  84.6%, 83.7% and 69.2% of our revenues, respectively, 96.4%, 364.9% and (85.2)% of our net income, respectively, and 100.6%, 122.0% and 96.4% of our EBITDA, respectively.

Our SPM business earns revenues from the design, development, project management and delivery of SPM systems under our SPM delivery contracts. We have developed a number of different types of SPM systems for oil companies and contractors around the world, resulting in more than 70 SPM systems since our founding. Because SPM systems are integral to the operation of FPSOs in harsh environments, and because they form an important link in the oil production chain, we believe that it is important to preserve our core SPM capabilities for use in connection with future FPSO projects. In 2004, 2005 and 2006, our SPM business generated 15.4%, 16.3% and 30.8% of our revenues, respectively, 3.6%,  (264.9%) and 185.2% of our net income, respectively, and (0.6%), (22.0%) and 3.6% of our EBITDA, respectively.

While we manage FPSO and SPM projects from the initial design and engineering phase to final installation, we do not engage in the fabrication of FPSOs or SPM systems. Rather, we outsource these requirements to qualified subcontractors. In 2004, 2005 and 2006, we had revenues of U.S.$437.7 million, U.S.$399.0 million and U.S.$437.9 million, respectively, operating income of U.S.$44.6 million, U.S.$67.8 million and U.S.$71.7 million, respectively, net income of U.S.$6.4 million, U.S.$13.3 million and U.S.$5.4 million, respectively, and EBITDA of U.S.$117.6 million, U.S.$162.8 million and U.S.$178.1 million, respectively.

Operating Uptimes

We derive a substantial proportion of our total revenues from the payments that we receive from oil companies under our FPSO service agreements. The majority of these payments consist of defined day rates (consisting of a fixed facility fee and an indexed operating fee) and tariff payments (based on oil or water production or gas lift volumes or a combination of those volumes) whose economic terms are established prior to the commencement of operations under the service agreement. These day rates and tariff payments contributed U.S.$253.3 million and U.S.$33.7 million, respectively, to our total revenues of U.S.$437.9 million in 2006. We believe that the most significant factor affecting the amount of these payments during a given contract period is the level of operating uptimes that our FPSOs maintain. Our service agreements currently require our FPSOs to maintain minimum operating uptimes that exceed certain thresholds. Depending on the particular service agreement, our facility fee or our operating fee may be adjusted to the extent that the relevant uptime exceeds or falls below the applicable threshold, and our tariff payments may be affected by consequential changes in oil or water production or gas lift volumes. While our FPSOs generally have maintained high operating uptimes in the past and, as a result, generally have not suffered from a decrease in revenues associated with operational downtime, we received reduced day rates for a period of 24 non-consecutive days during the first seven months of 2003 under our service agreement for the Bleo Holm as a result of downtime associated with repair and modification work that we were required to undertake due to blockages as a result of the formation of calcium naphanate in the vessel’s topsides. On July 14, 2005 Talisman and Bluewater signed Heads of Terms for replacing the FPSO agreement. As a consequence, the FPSO agreement has been terminated as of November 30, 2005 and replaced by a charter agreement  Under the charter agreement, Talisman, in its role as operator of the Ross field, has taken over the role of duty holder and is responsible for all of the operations onshore and offshore, including resourcing. Bluewater no longer provides onshore support. Under the heads of agreement Bluewater has agreed to pay the costs of outstanding maintenance work with respect to pipework corrosion and calcium naphtanate management that had not previously been carried out under the PFSO agreement. Under the terms of the existing Bare Boat Charter, Talisman is obligated to continue to make payments at pre-agreed rates until July 2012 unless the agreement is terminated earlier by Talisman. In 2006 we received reduced facility fees and operating fees under our service agreement for the Haewene Brim due to necessary repair works on the swivel that needed to be performed in a yard in Stavanger during September and October 2006. The vessel was removed from the field on September 3, 2006 and after completion of the repair works the vessel resumed production on October 15, 2006. See “Item 4: Information on the Company—(B) Business Overview—FPSO Business—FPSO Fleet, FPSO Hull and Trading Vessel”.

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

Redeployment of the Munin

The contract with Conoco Philips regarding the Munin’s engagement and production on the Xijiang field ended in March 2005. After decommissioning at Xijiang, the Munin sailed under its own power from Hong Kong to the Lufeng II Field in June 2005 for reconnection to the subsea buoy and mooring system. On June 9, 2005 the Munin restarted producing oil from the Lufeng II Field.

Refinanced Corporate Facility

On June 29, 2006, the Company refinanced its outstanding debt under the U.S.$600.0 million revolving credit facility with funds drawn under a U.S.$850.0 million syndicated secured reducing revolving credit facility (the “RCF”). The RCF has been used to refinance outstanding amounts under the existing U.S.$600.0 million revolving credit facility, to finance the construction of the FPSO Aoka Mizu and to purchase the Hanne Knutsen, and it will be used to upgrade existing FPSOs and for general corporate purposes. The costs incurred in arranging the corporate credit facility have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the facility. The margin, which is currently 0.60%, could increase to a maximum of 0.85% depending on, among other factors, the amount outstanding under the facility. The facility is primarily secured with mortgages over the FPSOs and assignments of incoming cash flows generated from contracts with clients concerning the FPSOs.

Interest Expense

Our financial income and expense is primarily affected by our interest expense, which principally includes interest paid or accrued in respect of our credit facility, our 10 1/4% Senior Notes due 2012, our loan agreements entered into to finance the acquisition of the FPSO Jotun A and the subordinated Marenco loan and amortization charges relating to debt arrangement fees and premiums, discounts and deferred gains and losses on the 10 1/4 % Senior Notes due 2012. Our interest expense does not include interest on financial debt relating to the construction or modification of FPSOs, which is capitalized and added to the historical cost of the FPSO to which it relates. Cash interest paid is defined as interest expense, plus capitalized interest, less accrued interest on the subordinated Marenco loans, less amortization of debt arrangement fees and less the ineffective portion of hedges recognized in earnings. Our interest expense has increased since 2002 due to an increase in the amount of our outstanding indebtedness. This increase resulted from the incurrence of approximately U.S.$285.0 million of additional indebtedness in connection with our acquisitions of the Haewene Brim, the Munin and their related operating companies, the incurrence of approximately U.S.$318.2 million of additional indebtedness in connection with the loan agreements entered into to finance the acquisition of the FPSO Jotun A and the incurrence of approximately U.S.$131.5 million of additional indebtedness in connection with the acquisition of the Hanne Knutsen. In addition, interest expense has increased due to an increase in the weighted average interest rate payable in respect of our indebtedness (which resulted from the issuance of our 10 1/4% Senior Notes due 2012 at a relatively higher interest rate and from an increase in amortization of debt arrangement fees). This increase does not include our capitalized interest expense, which, in 2004, related to modifications to the Munin and amounted to U.S.$0.4 million, in 2005 was nil and in 2006, related to the conversion of the Aoka Mizu and amounted to U.S.$6.5 million.

To limit its interest exposure after July 3, 2006 on the long-term bank loan entered into on July 1, 2005 for financing of the acquisition of the 55% ownership interest in PR Jotun DA, the Company purchased an interest rate cap. This interest rate cap has a strike rate of 4.4%, limiting the maximum interest costs including margin to 5%. The interest rate cap has a starting notional amount of U.S.$143.9 million and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan.

On August 10, 2006 and August 11, 2006, the Company purchased interest rate caps to limit its interest rate exposure on U.S.$300 million of the total outstanding amount under its corporate credit facility. These interest rate caps have a strike rate of 6.5%, limiting the maximum interest costs on that principal amount to 6.5% excluding margin. The interest rate caps have fixed notional amounts of U.S.$200.0 million, U.S.$50.0 million and U.S.$50.0 million and are aligned with the maturity of the refinanced corporate facility.

To reduce the interest expense relating to the 10 1/4% Senior Notes due 2012, the Company entered into a fixed-to-floating interest rate swap transaction, with effect from April 25, 2003, that enabled the Company to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the floating rate amount of interest that would be payable on an equal amount of indebtedness. On May 27, 2003, the Company cancelled the swap transaction. Under the swap, prior to the cancellation, the Company received interest payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin over LIBOR. The Company received U.S.$6.7 million on May 30, 2003, which represented its net gain from the cancellation of the swap transaction. The Company deferred this gain, which will be credited to income over the remaining duration of the 10 1/4% Senior Notes due 2012, and used this payment to repay outstanding indebtedness under its corporate credit facility.

As of July 17, 2003, the Company entered into a fixed-to-floating interest rate swap transaction, with terms identical to those of the previous swap transaction, that enabled the Company to swap the equivalents of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, the Company received payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%.

On November 4, 2005 the Company partially cancelled the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the period from August 15, 2005 to August 15, 2007. Due to the partial cancellation of the swap transaction, the Company would incur fair value fluctuations through the statement of income from the date of cancellation until August 15, 2007. The Company paid U.S.$6.9 million on November 4, 2005 which represented its net cost from the partial cancellation of the swap transaction. The Company has deferred this cost which will be debited to the statement of income over the remaining duration of the 10 1/4% Senior Notes due 2012.

On April 21, 2006, the Company cancelled the remainder of the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principle amount of the 10 1/4% Senior Notes due 2012, which was already partially cancelled for the period from August 15, 2005 to August 15, 2007. The Company paid U.S.$23.8 million on May 3, 2006, which represented its net cost from the cancellation of the swap transaction. The Company has deferred this cost which will be debited to the statement of income over the remaining duration of the 10 1/4% Senior Notes due 2012. The 10 1/4% Senior Notes due 2012 will continue at an interest percentage of 10.25%.

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

Purchase of the Hanne Knutsen

On February 9, 2006, the Company entered into an agreement to purchase the shuttle tanker MT ”Hanne Knutsen” for the amount of U.S.$131.5 million. The vessel was built in Spain at Astilleros de Sestau and was delivered to Knutsen OAS in 2000. It has been designed as a typical North Sea tanker and has since been trading in the Baltic ice regions as well as providing services as a shuttle tanker. The “Hanne Knutsen” was specifically chosen for its overall design qualities and its suitability for future FPSO conversion projects. Delivery and payment of the shuttle tanker occurred on June 29, 2006. Since then the Company has agreed to bareboat charter the vessel back to the previous owner for a period of eleven months in anticipation of a new FPSO project.

Conversion of the Aoka Mizu

On March 31, 2006 we entered into a service agreement with Nexen with respect to the provision and operation of a FPSO for production on the Ettrick field on the UK continental shelf starting 2008. For this project our existing hull Aoka Mizu is currently being converted into a FPSO. Under the agreement with Nexen, we will receive a fixed daily hire rate of U.S.$112,500 per day plus a production tariff per barrel of oil produced. Nexen has agreed to pay us a minimum tariff based on 27 million barrels of oil produced during the five year contract term. Nexen will reimburse all operating costs in addition to a profit mark-up.

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

Income Taxes Payable

Our income tax charges are based on the tax regimes that are applicable to our group companies in the countries in which they are legally seated. We have historically benefited from low income taxes and we believe that we will continue to benefit from a low level of income taxes in future years, as a result of the large amount of goodwill and deductible interest reported by certain members of our group for Dutch tax purposes. In 2002 and 2003 the Dutch tax authorities issued tax assessments with respect to certain non-Dutch group members pertaining to the 1997, 1998, 1999 and 2000 tax years, for a total amount of €137.9 million (U.S.$181. million), based on the position that these group companies, prior to and at the time of the restructuring, were residents of the Netherlands for Dutch tax purposes or had a taxable presence in the Netherlands. We filed a letter of objection to these assessments and engaged in further discussions with the Dutch tax authorities, in response to which these assessments have been reduced to zero.

The Dutch tax authorities also issued assessments with respect to one of the Dutch group companies in respect of the years 1998 and 1999 based on their assertion that certain transfer pricing adjustments were required. These assessments claimed additional tax payments were required in an aggregate amount of €23.3 million (U.S.$30.7 million). Based upon a letter of objection against these assessments and subsequent discussions on this issue, the tax authorities have issued decisions in February and March 2006 to eliminate these additional tax assessment amounts, thereby reducing the assessments to the amounts that are equal to amounts originally shown in the tax returns as filed.

Deferred Income Taxes

Deferred income taxes are temporary differences between the tax bases of assets or liabilities and their reported amounts in our consolidated financial statements. Future tax benefits attributable to these differences are recognized to the extent that realization of the benefits is more likely than not. We recorded deferred income tax assets of U.S.$0.6 million in 2004, U.S.$20.3 million in 2005 and U.S. $13.6 million in 2006 relating primarily to the amortization of goodwill and the deduction of interest on intercompany loans for income tax purposes. This goodwill and deductible interest is associated with our internal restructuring. We are having ongoing discussions with the Dutch tax authorities and have started legal proceedings which will be heard before the lower tax court in Haarlem on April 25, 2007 concerning our ability to take advantage of the tax savings associated with it. See “—Income Taxes Payable”. In 2004, the deferred income tax was impacted by a change in the statutory tax rate in the Netherlands from 34.5% to 30.0%, which accordingly reduced the amount of tax credit available to offset against losses. Effective January 1, 2007, the statutory tax rate in the Netherlands has decreased further, from 30.0% to 25.5%, causing a decrease of the deferred tax assets of U.S.$22.2 million. This decrease was offset by an increase of the total realizable loss carry forward of U.S.$140.3 million, resulting in a net deferred tax benefit of U.S.$13.6 million.

Prior to and after the restructuring that took place in 2000 we have also had extensive discussions with the Dutch tax authorities concerning the amount of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. pursuant to the restructuring transactions, and the amount of goodwill carried at one of the non-Dutch group companies at the date it was redomiciled to the Netherlands as part of the same restructuring. In 2005 we received tax assessments for these two companies for the tax year 2000 based on the tax authorities’ view that no goodwill should be attributed to these companies and that, accordingly, the amount of intercompany debt and interest expense at the level of Bluewater Holding B.V. should be reduced. We have filed letters of objection against these assessments and had subsequent discussions with the Dutch tax authorities. In February 2006, we received decision letters from the Dutch tax authorities accepting some goodwill at the level of the redomiciled non-Dutch group company but no goodwill at the level of Bluewater Holding B.V., and at the same time reducing its intercompany debt and related interest expense by a corresponding amount. On March 22, 2006 we started legal proceedings to have the assessments reviewed. Our appeal will be heard before the lower tax court in Haarlem on April 25, 2007.

In February 2007, we received tax assessments for Bluewater Holding B.V. with respect to the years 2001 and 2002, based on the same tax authorities’ view as mentioned above. We have filed letters of objection against these assessments and expect that the tax authorities will delay a decision on these until the litigation in respect of the year 2000 has been resolved. As is permitted under Dutch law and regulations, we intend to withhold payment of amounts in respect of contested tax assessments pending final resolution of the issue.

During 2006, it has become clear from the defense papers filed by the tax authorities with the lower tax court of Haarlem that the tax authorities have focused in the current litigation on various components of the valuation method that was used in tax year 2000 to establish the enterprise value at the time of the restructuring and hence the amount of goodwill that arose upon the restructuring. It appears unlikely that other previously disputed matters, such as the amount of goodwill already present at the Dutch group company level mentioned above at the time of the restructuring, will become subject to judicial review during the upcoming court hearing on April 25, 2007. The valuation method that was used at the time of the restructuring is in accordance with authoritative literature on this subject and is fully supported by independent valuation experts. The effective elimination of other previously disputed matters, and the support from independent experts for our position regarding the principal points of discussion, has in our view significantly reduced the risk of a reduction of the total amount of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V.

Based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, we estimate that it is currently probable that we will realize benefits of at least U.S.$592 million of amortizable goodwill and at least U.S.$1,041 million of interest bearing intercompany debt in connection with our internal restructuring and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes, subject to the potential application of the thin cap rules that came into effect on January 1, 2004 and loss carry forward limitations will come into effect for the Company on December 30, 2013. We have assessed the valuation of these increased amounts of realizable benefits in accordance with FAS 109 as disclosed in note 26.

We have analysed the future realization of these losses carried forward, considering the Company’s history of earnings, projected earnings based on current contracts as well as future contracts, the revised tax rate, the non-deductible interest as a result of thin cap rules and the maximum carry forward period of the tax losses. Based on this analysis, the Company believes that it is more likely than not that an estimated amount of tax loss carry forwards resulting in a deferred tax asset of U.S.$122.2 million will be fully realized. We have therefore recorded a valuation allowance of U.S.$4.8 million. Notwithstanding our current estimates, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on our actual tax position, because such definitive quantification depends on a number of possible future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in the current legal proceedings, as well as the outcome of such proceedings.

We also have tax losses carried forward in the United Kingdom due to operating losses incurred. Based on the history of earnings of the UK companies, we do not consider it more likely than not that these tax losses and the deferred tax asset relating thereto will be realized and, accordingly we have accounted for a full valuation allowance amounting to U.S.$24 million.

As of January 1, 2004 Dutch tax law contains so-called thin-capitalization, or ‘thin cap’ rules that may operate to restrict the deductibility of interest on intercompany debt (including external debt that is guaranteed by an affiliated company). In order, among other things, to defer applicability of the Dutch thin cap rules until December 30, 2004 and periods thereafter, the fiscal years of all Bluewater’s Dutch group companies were changed, although no assurance can be given that this measure will be effective to preclude applicability of the thin cap rules to such companies as of January 1, 2004. As the disallowed portion of the interest deduction depends significantly on the debt-equity ratio of the relevant entity at the beginning and the end of any financial year, it is clear that the outcome of the dispute with the Dutch tax authorities concerning the relevant goodwill amount (and the annual amortization amount resulting therefrom) and the corresponding intercompany debt amount will have a significant impact on the effect of the thin cap rules on Bluewater Holding B.V.

In December 2001, U.S.$379.5 million of the intercompany indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that we may take advantage of in subsequent periods. At the same time this increased the equity amount for application of the thin cap rules as of 2004. In December 2006, a further amount of inter-company debt of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital. According to the terms of the agreement, the amount of this debt conversion will be determined based on the total debt and equity of Bluewater Holding B.V. as at December 31, 2006, but may be revised once the final amount of goodwill and intercompany debt is established based on the outcome of the pending legal proceedings.

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

Tax Lease Benefits Liability

On November 3, 2005 all tax lease structures that were in effect for FPSO Uisge Gorm, FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim were terminated. As a result of the termination, the Company regained full ownership of the FPSO Uisge Gorm, the FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim. In addition, the related tax lease benefits liability has been released to other operating income and restricted deposits were discharged and proceeds were used for repayment of the corporate credit facility.

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

Tangible Fixed Assets and Depreciation

Our FPSOs account for approximately 63.6% of our total assets, are our primary sources of revenues and, accordingly, represent our most material fixed assets. We account for the value of these assets at their construction or acquisition cost and depreciate them on a straight-line basis over an estimated useful life of 15 years. An increase or decrease in the actual useful lives of our FPSOs over their estimated useful lives could result in significantly higher or lower annual depreciation expenses, which could have a material effect on our results of operations and shareholder’s equity. In addition, our ability to recover the book value of our FPSOs depends, to a large extent, on our ability to enter into profitable service agreements for the vessels. If we are unable to secure profitable service agreements or if other circumstances arise indicating that the carrying amount an FPSO may not be recoverable, we may be required to record an impairment loss, which could similarly affect our results of operations and shareholder’s equity. No circumstances arose in 2004, 2005 or 2006 that indicated that our FPSOs could be impaired and, therefore, we did not record any impairment losses relating to our fleet. An extension of the useful lives of our FPSOs by one year would have resulted in a decrease in depreciation charges of approximately U.S.$8.0 million for 2006.

Accounts Receivable

Accounts receivables are stated at face value less an allowance for possible uncollectible accounts. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. Because our accounts receivables are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of these customers could have a material adverse effect on the collectability of our accounts receivables and our results of operations. In 2006 and 2005, we recorded no provision relating to  credit losses.

New Accounting Policies

SFAS 153

In December 2004, the FASB issued Statement No. 153 (“SFAS 153”), “Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29”. SFAS 153 eliminates the exception in Opinion No. 29 for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that lack commercial substance. The statement became effective on January 1, 2006. Adopting SFAS 153 did not have a material impact on the Company’s consolidated financial statements.

SFAS 123R

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (“SFAS 123R”), concerning Share-Based Payment. SFAS 123R is a revision of Statement No. 123, “Accounting for Stock-Based Compensation”, which the Company adopted for disclosure purposes in 2003. SFAS 123R supersedes APB Opinion No. 25, that allowed the use of the intrinsic value for measuring stock-based compensation expenses for stock issued to employees. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R contains certain changes compared with the original pronouncement. The provisions of this statement are effective for financial statements issued for fiscal years beginning after January 1, 2006. The statement became effective on January 1, 2006. Adopting SFAS 123R did not have a material impact on the Company’s consolidated financial statements.

SFAS 155

In February 2006, the FASB issued Statement No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments”, an amendment of FASB Statements No. 133 and 140. SFAS 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with Statement 133. The provisions of this statement will be effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of SFAS 155 will have a material impact on the Company’s consolidated financial statements.

SFAS 156

In March 2006, the FASB issued Statement No. 156 (“SFAS 156”), “Accounting for Servicing of Financial Assets”, an amendment of FASB Statement No. 140. SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. The provision of this statement will be effective for all financial statements issued for fiscal years beginning after September 15, 2006. The Company does not anticipate that the adoption of SFAS 156 will have a material impact on the Company’s consolidated financial statements.

FIN 46(R)-6

In April 2006, the FASB issued interpretation No. 46(R)-6. This interpretation addresses how a company should determine the variability to be considered for variable interest entities. FIN 46(R)-6 becomes effective on January 1, 2007. The Company does not expect that application of the interpretation will change the conclusions of assessment of variable interest entities in previous periods if a reconsideration event would occur that would require a reassessment under FIN 46(R).

FIN 48

In June 2006, the FASB issued interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company is still in the process of determining the effects of this interpretation. The interpretation is effective for fiscal years beginning after December 15, 2006.

SFAS 157

In September 2006, the FASB issued Statement No. 157 (“SFAS 157”), “Fair Value Measurements”. This statement defines fair value, clarifies various concepts used in fair value measurements, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is still in the process of reviewing possible impacts of this new standard.

SFAS 158

In September 2006, the FASB issued Statement No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. This statement requires an employer to recognize the funded status of a defined-benefit pension plan—measured as the difference between plan assets at fair value and the defined-benefit pension obligation—in its balance sheet. The offset of recognizing the funded status is recorded in accumulated other comprehensive income (within stockholders’ equity). Actuarial gains or losses and prior-service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FASB Statement No. 87 or 106, are recognized as a component of other comprehensive income, net of taxes. Amounts recognized in accumulated other comprehensive income, including the gains or losses, prior service costs or credits, and the transition obligation remaining from the initial application of FASB Statement No. 106, are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of those Statements. SFAS 158 will also require measurement of defined-benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet. Because the Company does not have publicly traded equity securities, the recognition and disclosure requirements are effective for the Company for fiscal years ending after June 15, 2007. As described in note 21, as of December 31, 2006 the Company has unrecognized actuarial losses of U.S.$810 that will be required to be recognized upon adoption of SFAS 158. The measurement date requirement is effective for fiscal years ending after December 15, 2008.

SAB 108

In September 2006, the US Securities and Exchange Commission issued SAB 108 “Considering the effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 requires a “dual approach” under which both the rollover method and the iron curtain method must be used to quantify financial statement misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not result in any restatements or additional disclosures.

Results of Operations

	For year ended December 31,			Change
	2004	2005	2006	2004-2005	2005-2006
	(in U.S.$ thousands)			(%)
Revenues
FPSO business	370,241	333,828	302,945	(9.8)	(9.3)
SPM business	67,424	65,162	134,967	(3.4)	107.1
Total	437,665	398,990	437,912	(8.8)	9.8
Operating expenses
Operations expenses:
FPSO business	247,409	156,285	120,120	(36.8)	(23.1)
SPM business	66,664	99,312	126,675	49.0	27.6
Total	314,073	255,597	246,795	(18.6)	(3.4)
Selling, general and administrative expenses	9,754	11,310	13,047	16.0	15.4
Other operating income	(3,738)	(30,702)	—	721.3	—
Depreciation of tangible fixed assets and amortization of intangible assets	72,995	94,953	106,344	30.1	12.0
Total operating expenses	393,084	331,158	366,186	(15.8)	10.6
Operating income
FPSO business	45,339	103,730	65,312	128.8	(37.0)
SPM business	(758)	(35,898)	6,414	4,635.9	117.9
Total	44,581	67,832	71,726	52.2	5.7
Financial income and expense
Interest income	3,355	3,550	1,831	5.8	(48.4)
Interest expense	(44,940)	(54,464)	(79,065)	21.2	45.2
Currency exchange results	2,924	(14,873)	9,931	(608.7)	166.8
Total	(38,661)	(65,787)	(67,303)	70.2	2.3
Income before taxes	5,920	2,045	4,423	(65.5)	116.3
Income taxes	(469)	(16,421)	(11,548)	3,401.3	(29.7)
Income after income taxes	6,389	18,466	15,971	189.0	(13.5)
Minority interest	—	5,163	10,550	—	104.3
Net income	6,389	13,303	5,421	108.2	(59.2)
EBITDA(1):
FPSO business	118,279	198,632	171,594	67.9	(13.6)
SPM business	(703)	(35,847)	6,476	(4,999.1)	118.1
Total	117,576	162,785	178,070	38.5	9.4

Note:

(1)          A reconciliation of EBITDA to net income and net cash provided by operating activities is included under “Item 3: Key Information—(A) Selected Consolidated Financial Data—Notes”.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Revenues

Revenues were U.S.$437.9 million in 2006, up 9.8% from U.S.$399.0 million in 2005. Revenues from our FPSO business were U.S.$302.9 million in 2006, down 9.3% from U.S.$338.0 million in 2005. Revenues from our SPM business were U.S.$135.0 million in 2006, up 107.1% from U.S.$65.2 million in 2005.

Revenues from our FPSO business decreased by U.S.$30.8 million in 2006 compared to 2005 due to a number of factors. Revenues in relation to the Haewene Brim decreased by U.S.$41.1 million. U.S.$33.7 million of this decrease was due to the close out of the water injection project in 2006, which therefore did not generate any revenues in 2006 and U.S.$8.5 million was due to lower facility income and lower operational income as a result of an unplanned shutdown to perform necessary repairs to the swivel, an essential part of the turret. Revenues in relation to the Bleo Holm also decreased by U.S.$24.9 million because Talisman took over the role of operator in November 2005 and is responsible for all of the operations onshore and offshore, including resourcing. As a result, the Company no longer receives any operational income. Revenues in relation to the Munin decreased by U.S.$9.9 million due to decreasing well production since the vessel restarted producing oil from the Lufeng field on June 9, 2005 and revenues related to the Uisge Gorm decreased by U.S.$0.9 million. The resulting total decrease in revenues of U.S.$76.8 million was partially offset by increased revenues of U.S.$45.9 million. Of this increase U.S.$30.4 million was attributable to revenues in relation to FPSO Jotun A, which was acquired on July 1, 2005, U.S.$8.2 million was attributable to bareboat charter income in relation to Hanne Knutsen, which was acquired on June 29, 2006, and U.S.$7.3 million was attributable to higher revenues in relation to the Glas Dowr and due to higher shuttle tanker revenues and higer bunker charges.

Revenues from our SPM business increased by U.S.$69.8 million in 2006. U.S.$21.5 million of this increase was attributable to the reimbursement by Nexen of additional costs on the Aoka Mizu project caused by delays during contract negotiations and reimbursable change orders. These costs and the reimbursement of such costs were excluded from other tangible fixed assets and recorded in the income statement. The remaining U.S.$48.3 million of this increase is due to a higher level of SPM activities in 2006, compared with 2005. This was mainly due to SPM delivery contracts for the development of buoy mooring systems and turret mooring systems which were awarded late 2005 and early 2006 and which are now generating revenues.

Operations Expenses

Operations expenses were U.S.$246.8 million in 2006, down 3.4% from U.S.$255.6 million in 2005. In our FPSO business, our operations expenses were U.S.$120.1 million in 2006, down 23.1% from U.S.$156.3 million in 2005. In our SPM business, operations expenses amounted to U.S.$126.7 million in 2006, up 27.6% from U.S.$99.3 million in 2005.

Operations expenses of our FPSO business decreased by U.S.$36.2 million in 2006 compared to 2005. Of this decrease U.S.$24.5 is attributable to the close out of the water injection project on the Haewene Brim. Operations expenses in relation to the Bleo Holm decreased by U.S.$17.7 million because Talisman took over the role of operator in November 2005 and is responsible for all of the operations onshore and offshore, including resourcing. As a result, the Company no longer incurs operational expenses. The operations expenses for the Munin  decreased by U.S.$1.7 million in 2006. In addition, FPSO tender costs and other FPSO related expenses decreased by U.S.$13.7 million. This total decrease of U.S.$57.6 million in operations expenses was partially offset by an increase in operations expenses of U.S.$21.4 million. Operations expenses in relation to the Glas Dowr increased by U.S.$15.4 million, mainly due to a provision for higher invoiced amounts that are still under negotiation with our client, higher shuttle tanker costs, higher bunker charges and increased maintenance costs. Operations expenses in relation to the Uisge Gorm increased by U.S.$6.0 million mainly due to higher maintenance and on-shore support costs.

Operations expenses of our SPM business increased by U.S.$27.4 million during 2006. This increase was primarily attributable to a higher level of SPM activities in 2006 compared with 2005. The higher level of SPM activities was mainly due to SPM delivery contracts for the development of buoy mooring systems and turret mooring systems which were awarded late 2005 and early 2006.

Selling, General and Administrative Expenses

Selling, general and administrative expenses amounted to U.S.$13.0 million in 2006, up 15.4% from U.S.$11.3 million in 2005. The increase of U.S.$1.7 million in selling, general and administrative expenses was attributable to an increase of U.S.$0.7 million in the cost of administrative supporting personnel and an increase of U.S.$1.0 million, related to general office and office related costs.

Depreciation of Tangible Fixed Assets

Charges for depreciation of tangible fixed assets amounted to U.S.$106.3 million in 2006, up 12.0% from U.S.$95.0 million in 2005. The increase of U.S.$11.3 million in the amount of these charges resulted mainly from an increase in depreciation charges that we recorded in respect of FPSO Jotun A, which was acquired on July 1, 2005 and depreciation of the shuttle tanker Hanne Knutsen which was delivered on June 29, 2006.

Operating Expenses

Due to the foregoing factors, total operating expenses were U.S.$366.2 million in 2006, up 10.6% from U.S.$331.2 million in 2005. Operating expenses in 2005 were lower due to the release of the tax lease benefits obligation of U.S.$30.7 million.

Operating Income

Due to the foregoing factors, operating income amounted to U.S.$71.7 million in 2006, up 5.7% from U.S.$67.8 million in 2005. Our operating margin decreased to 16.4% of our revenues in 2006, compared to 17.0% of our revenues in 2005.

Financial Income and Expense

Net financial expense amounted to U.S.$67.3 million in 2006, up 2.3% from U.S.$65.8 million in 2005.

Our interest expense increased from U.S.$54.5 million in 2005 to U.S.$79.1 million in 2006. Of this U.S.$24.6 million increase, U.S.$6.4 million  was attributable to the financing of the purchase of FPSO Jotun A, U.S.$6.7 million was attributable to the write off of the fair value of the partially cancelled bond swap and U.S.$11.5 million was attributable to the increase in interest expenses in relation to the purchase of the Hanne Knutsen and loan drawdowns for general corporate use.

Interest income was U.S.$1.8 million in 2006, down 48.4% from U.S.$3.6 million in 2005. This decrease was due to the release of previously restricted deposits as a result of the cancellation of the tax leases in November 2005.

Currency exchange resulted in a gain of U.S.$9.9 million in 2006, compared with a loss of U.S.$14.9 million in 2005. Of this U.S.$24.8 million increase, U.S.$16.8 million was attributable to our sterling and euro foreign currency exchange contracts on which we recognized a U.S.$7.7 million gain compared to a U.S.$9.1 million loss in 2005. The remaining U.S.$8.0 million of this increase was attributable to revaluation of the individual movements of the sterling and euro exchange rates. The movement of the U.S. dollar and the euro exchange rates from €/U.S.$1.3655 in 2004 to €/U.S.$1.1845 in 2005 and from £/U.S.$1.9388 in 2004 to £/U.S.$1.7204 in 2005 resulted in a loss in 2005. This compared to a movement of €/U.S.$ from €/U.S.$1.1845 in 2005 to €/U.S.$1.3186 in 2006 and from £/U.S.$1.7204 in 2005 to £/U.S.$1.9660 in 2006, which resulted in a gain in 2006.

Income before Taxes

Due to the foregoing factors, income before taxes was U.S.$4.4 million in 2006, up 116.3% from U.S.$2.0 million in 2005. As a percentage of revenues, our income before taxes increased from 0.5% in 2005 to 1.01% in 2006.

Income Taxes and Net Income

We recorded U.S.$11.5 million of income tax credits in 2006, down 29.7% from U.S.$16.4 million in 2005. These income tax credits consisted of current tax charges of U.S.$2.0 million in 2006, down 41.2% from U.S.$3.4 million in 2005, and deferred tax credits of U.S.$13.6 million in 2006, down 31.3% from U.S.$19.8 million in 2005. The decrease in the deferred tax credit in 2006 was due to a decrease of the corporate income tax rate from 30% to 25.5% which was offset by an increase of the available tax credits carried forward. The deferred tax credits primarily resulted from the increase of tax loss carry-forwards which resulted from our internal restructuring. After taking into account income tax credits and minority interest, net loss amounted to U.S.$5.4 million in 2006, down 59.2% from net income of U.S.$13.3 million in 2005.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Revenues

Revenues were U.S.$399.0 million in 2005, down 8.8% from U.S.$437.7 million in 2004. Revenues from our FPSO business were U.S.$333.8 million in 2005, down 9.8% from U.S.$370.2 million in 2004. Revenues from our SPM business were U.S.$65.2 million in 2005, down 3.4% from U.S.$67.4 million in 2004.

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

Operations Expenses

Operations expenses were U.S.$255.6 million in 2005, down 18.6% from U.S.$314.0 million in 2004. In our FPSO business, our operations expenses were U.S.$156.3 million in 2005, down 36.8% from U.S.$247.4 million in 2004. In our SPM business, operations expenses amounted to U.S.$99.3 million in 2005, up 49.0% from U.S.$66.7 million in 2004.

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

Financial Income and Expense

Net financial expense amounted to U.S.$65.8 million in 2005, up 70.2% from U.S.$38.7 million in 2004.

Our interest expense increased from U.S.$44.9 million in 2004 to U.S.$54.5 million in 2005. U.S.$7.3 million was attributable to the increase of our debt from U.S.$545.3 million in 2004 to U.S.$715.2 million in 2005 as a result of the financing of the purchase of FPSO Jotun A and U.S.$2.3 million due to the increase in interest costs as a result of a relatively higher interest rate. Interest income was U.S.$3.6 million in 2005, up 5.9% from U.S.$3.4 million in 2004, due to lower interest rates in 2004. Currency exchange results were a loss of U.S.$14.9 million in 2005, compared with a gain of U.S.$2.9 million in 2004. U.S.$6.3 million of this decrease was attributable to our sterling and euro foreign currency exchange contracts. In 2005, we recognized U.S.$4.8 million of loss on these foreign currency exchange contracts compared to U.S.$1.5 million gain in 2004. In addition, we recorded no revaluation result on the restricted deposits do to their release in 2005, compared to U.S.$5.4 million revaluation gain in 2004. The movement of the U.S. dollar and the euro exchange rates from €/U.S.$1.3655 in 2004 to 1.1845 in 2005 and €/U.S.$ from 1.9388 in 2004 to 1.72041 in 2005 resulted in a loss in 2005, compared to a gain in 2004.

Income before Taxes

Due to the foregoing factors, income before taxes was U.S.$2.0 million in 2005, down 65.5% from U.S.$5.9 million in 2004. As a percentage of revenues, our income before taxes decreased from 1.4% in 2004 to 0.5% in 2005.

Income Taxes and Net Income

We recorded U.S.$16.4 million of income tax credits in 2005, up 3,180% from U.S. $0.5 million in 2004. These income tax credits consisted of current tax charges of U.S.$3.4 million in 2005, up 2,400% from U.S.$1.0 million in 2004, and deferred tax credits of U.S.$19.8 million in 2005, up 1,220% from U.S.$1.5 million in 2004. The decrease in the deferred tax credit in 2004 was primarily attributable to a change in the statutory tax rate in the Netherlands from 34.5% to 30.0%, which accordingly reduced the amount of tax credit available to offset against losses. The deferred tax credits primarily resulted from the increase of tax loss carry-forwards which resulted from our internal restructuring. After taking into account income tax credits and minority interest, net income amounted to U.S.$13.3 million in 2005, up 108.2% from U.S.$6.4 million in 2004.

(B)   Liquidity and Capital Resources

Overview

Our primary sources of liquidity are cash flows generated from our operations and external debt. Our primary uses of cash are to fund working capital, to service indebtedness and to fund investments in new FPSOs. We believe that our working capital is sufficient to satisfy current requirements.

The following table sets forth selected information concerning our consolidated cash flows during the periods indicated.

	Year ended December 31,
	2004	2005	2006
		(as restated)(2)
	(in U.S.$ thousands)
Provided by operations	71,661	95,316	61,856
(Used in) investing activities	(18,744)	(306,780)	(233,590)
Provided by (used in) financing activities	(40,282)	215,712	162,211
Bank debt	(40,282)	182,890	194,483
Debt arrangement fees	—	(1,137)	(6,538)
Minority interest	—	29,019	—
Premium paid for interest rate cap.	—	(1,462)	(1,984)
Payments for fixed-to-floating interest rate swap(1)	—	(6,898)	(23,750)

Notes:

(1)          Relates to the following: a net loss of U.S.$6.9 million was realized in 2005 in connection with the partially unwinding of a fixed-to-floating interest rate swap entered into on July 17, 2003 that is associated with our 10 1/4% Senior Notes due 2012. The remainder of the swap was cancelled in 2006 which resulted in a loss of U.S.$23.8 million. See “—(A) Factors Affecting Results of Operations—Interest Expense”.

(2)          Cash flows from operating and financing activities for 2005 have been restated to reflect a reclassification of cash flows of U.S.$13,300 from cash flows from operating activities to cash flows from financing activities, relating to the correction of an unintentional error with regards to recording the effect of the change in the fair value of interest rate swap and caps and the corresponding change in the fair value of the hedged debt. This reclassification in the statement of cash flows did not have an impact on cash and cash equivalents, total cash flows, statement of operations or balance sheet as of and for the year ended December 31, 2005. See note 34 to the Consolidated Financial Statements.

Net Cash Flow Provided by Operations

Net cash flow provided by operations consists of operating income earned from our service agreements and our SPM delivery contracts, adjusted for investments in working capital and non-cash items such as depreciation and amortization. Working capital is defined as our current assets less our current liabilities. Net cash flow provided by operations was U.S.$71.7 million in 2004, U.S.$95,316 million in 2005 (as restated) and U.S.$61.9 million in 2006. The decrease in net cash flow provided by operations from 2005 to 2006 was U.S.$33.4 million. The changes in working capital resulted from movements in work in process, trade receivables, other receivables and other liabilities and accrued expenses. Work in process increased from U.S.$15.2 million to U.S.$29.7 million because the level of our SPM business activities was higher in 2006 compared to 2005. Trade receivables increased from U.S.$31.5 million to U.S.$43.5 million also due to the higher level of SPM activities. Other receivables increased from U.S.$25.7 million to U.S.$45.0 million primarily because of a higher amount in VAT receivable and increased insurance claims to be received. Other liabilities and accrued expenses decreased by U.S.$14.1 million due to an increase of unpaid investments.

The increase in net cash flow provided by operations from 2004 to 2005 was U.S.$23.7 million. The changes in working capital include movements in work in process, billings in excess of cost and unrealized income, other receivables, other liabilities and accrued expenses, accounts payable and prepaid expenses. The increase in net cash flow provided by operations from 2004 to 2005 was primarily attributable to an increase of the operating results which was partially offset by a reduction of working capital. Work in process increased from U.S.$13.8 million to U.S.$15.2 million because the level of our SPM business activities was higher in 2005 compared to 2004. Billings in excess of cost increased from U.S.$8.5 million to U.S.$11.6 million because during 2005 there were more SPM projects for which advance billings were sent. Other receivables increased from U.S.$24.9 million to U.S.$25.7 million primarily because of a higher amount in chargables to the client. Other liabilities and accrued expenses increased by U.S.$23.0 million, primarily because of a provision in the costs in relation to the alleged failure of the Company to pay for additional work and the market to market value of the foreign currency exchange contracts. Accounts payable decreased by U.S.$8.5 million mainly because of decreased project expenses relating to the water injection unit project of the Haewene Brim in 2005. In 2005, prepaid expenses decreased by U.S.$0.8 million, primarily due to a lower level of advance payments, as compared to 2004, in connection with general office expenditures.

Net Cash Flow (Used in) Investing Activities

Net cash flow (used in) investing activities depends primarily on the amount of capital expenditures that we make in connection with the construction, modification or acquisition of FPSOs. Net cash flows (used in) investment activities totaled U.S.$(18.7) million in 2004, U.S.$(306.8) million in 2005 and U.S.$(233.6) million in 2006.

The net cash outflow in 2006 consisted primarily of U.S.$131.5 million in relation to the acquisition of the Hanne Knutsen, a trading vessel which was delivered to Bluewater on June 29, 2006, and U.S.$86.5 of other investments, mainly related to work performed in connection with the conversion of our existing hull Aoka Mizu into a FPSO. In addition, we invested U.S.$13.5 million to acquire an 11.1% ownership interest in Amni Oil and Gas Ltd. and provided a short term loan of U.S.$2.0 million to a related party with a working interest in Nigerian oil producing license OPL229. The net cash outflow in 2005 consisted of U.S.$381.8 million for the purchase of FPSO Jotun A, U.S.$2.2 million for work performed in connection with building two stock buoys and U.S.$2.3 million for work performed in connection with the FPSO conversion of the Aoka Mitzu. Furthermore, U.S.$1.0 million related to equipment on the Uisge Gorm, U.S.$0.9 million to equipment on the Munin, U.S.$2.6 million to the purchase of new solar turbines on the Bleo Holm and U.S.$0.7 million to expenditures on certain office equipment and U.S.$0.8 million in OPL 229. In addition, we invested U.S.$2.0 million in the shares of Emerald Energy Resources Ltd. Furthermore, all tax lease structures that have been entered into for FPSO Uisge Gorm, FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim were terminated, resulting in the discharge of the restricted deposits and receipt of a cash payment from the lessor.

Net Cash Flow Provided by (Used in) Financing Activities

The net cash flow provided by (used in) financing activities is primarily driven by our borrowing activities. The net cash flow amounted to U.S.$(40.3) million in 2004, U.S.$215,712 million in 2005 (as restated) and U.S.$162.2 million in 2006. Our net indebtedness typically increases while we are modifying, developing or acquiring an FPSO, while our net indebtedness tends to decrease if we are not engaged in those activities.

In 2006, the net cash flow provided by financing activities resulted primarily from borrowings under our new credit facility, which was offset by repayments of the former credit facility. A significant portion of the proceeds from our credit facility was used for the purchase of the Hanne Knutsen and for investment in relation to work performed in connection with the conversion of our existing hull Aoka Mizu into an FPSO. In addition, we paid U.S.$23.8 million for the cancellation of the bond swap and U.S.$6.5 million for refinancing of the corporate facility.

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

Financing Arrangements

As of December 31, 2006, we did not have any short-term bank debt under working capital facilities or our credit facility. We had total long-term bank debt of U.S.$363.4 million incurred under our credit facility, bank debt of U.S.$239.4 million (including the short term portion) in relation of the purchase of the FPSO Jotun A and cash and cash equivalents of U.S.$42.5 million. We also had U.S.$335.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 outstanding and U.S.$153.8 million of indebtedness outstanding under the subordinated Marenco loan.

Credit Facility

On June 29, 2006, the Company refinanced its outstanding debt under its U.S.$600.0 million revolving credit facility with funds drawn under a U.S.$850.0 million syndicated secured reducing RCF. The RCF has been used to refinance outstanding amounts under the existing U.S.$600.0 million revolving credit facility, to finance the construction of the FPSO Aoka Mizu, to purchase the Hanne Knutsen, and it will be used to upgrade existing FPSOs and for general corporate purposes. The costs incurred in arranging the corporate credit facility have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the facility. The margin, which is currently 0.60%, could increase to a maximum of 0.85% depending on, among other factors, the amount outstanding under the facility. As of December 31, 2006 the interest rate on the corporate credit facility including margin was approximately 5.95%. A description of the principal terms of the credit facility, including restrictions on the incurrence of indebtedness and other financial covenants, is included under “Item 10: Additional Information—(C) Material Contracts—Credit Facility”.

The following table presents certain information regarding the expected availability of funding under our credit facility in its current form during the periods indicated.

	Year ending December 31,
	2007	2008	2009	2010	2011
	(in U.S.$ millions)
Facility limit	850	764	593	421	421

Note:

As of December 31, 2006 the maximum available amount based on our current FPSO fleet excluding FPSO Jotun was U.S.$822.0 million, being 66.7% of the aggregate fair market at December 31, 2006. U.S.$363.4 has been drawn down on the facility and therefore the remaining borrowing capacity under the RCF is U.S.$458.6 million as of December 31, 2006.

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

•       Subordinated Marenco Loan. We have borrowings outstanding under a loan from Marenco Investments Limited, our affiliate, that is fully subordinated to both our credit facility and the guarantees of our 10 1/4% Senior Notes due 2012. As of December 31, 2006, the total amount of this loan (including accrued interest) was U.S.$153.8 million. Interest is payable at a rate of 7.0% per annum; however, cash interest payments on the loan can be made only in accordance with the provisions of our credit facility and the restricted payment provisions of the indenture for our 10 1/4% Senior Notes due 2012. In 2006, we accrued approximately U.S.$10.3 million, and we repaid U.S.$3.5 million of interest on the loan. A description of the principal terms of the Subordinated Marenco Loan, including limitations on interest payments, is included under “Item 10: Additional Information—(C) Material Contracts—Subordinated Marenco Loan”.

•       Guarantee Facilities. We are party to a U.S.$10.0 million guarantee facility with Lloyds TSB, a U.S.$20.0 million performance guarantee facility with ABN-AMRO Bank, a €20.0 million (U.S.$26.4 million) performance guarantee facility with Nationale Borg and a U.S.$20 million guarantee facility with ING. The facilities enable us to give bank guarantees to our suppliers. As of December 31, 2006, we had U.S.$46.2 million of obligations guaranteed under these facilities.

Capital Expenditures

From time to time, we are required to make capital expenditures in respect of our FPSOs and our SPM development projects. In 2004 our capital expenditures related primarily to modifications that we made to the Munin in connection with its redeployment to the Xijiang Field in the South China Sea. The investment during 2005 consisted primarily of work performed in connection with building two stock buoy’s, work performed in connection with the Aoka Mizu  FPSO conversion project and capital equipment on the Uisge Gorm, Munin and Bleo Holm. During 2006, our capital expenditures consisted primarily of payments in relation to the purchase of the Hanne Knutsen, a trading vessel which has been delivered to Bluewater on June 29, 2006, work performed in connection with the conversion of our existing hull Aoka Mizu into an FPSO and work performed in connection with three stock buoys.

Our future capital expenditures will depend primarily on the projects that we undertake.

(C)        Research and Development, Patents and Licences

We have focused our research and development activities on technology that is integral to our FPSO and SPM businesses. We have an in-house design and engineering team consisting of engineers trained in a number of disciplines. We also access new sources of information or technology by entering into strategic alliances with equipment manufacturers, oil and gas companies, universities or by participating in joint industry programs. While the market for our products and services is subject to continual technological changes, development cycles from initial conception through introduction can extend over several years. Our efforts have resulted in the development of a number of inventions, new processes and techniques, many of which have been incorporated as improvements to our product lines. Our research and development activity has led to a number of patents or patent applications, principally in the area of SPM systems. See “Item 4: Information on the Company—(B) Business Overview—Intellectual Property”. During 2004, 2005, and 2006, our research and development expenditures were U.S.$0.5 million, U.S.$0.6 million, and U.S.$0.7 million, respectively. We expect to expend a similar amount on research and development in future periods.

(D)       Trend Information

During 2006, sustained high oil price levels provided for an increased level of new projects coming to the market. The increased level of project activity has resulted in upward pressure on prices of labour, material and equipment. The Company expects that the above trends will persist during 2007. At the end of 2006, the order book consisted of one new FPSO lease and operating contract and 25 SPM projects. The total value of the order book was U.S.$335 million in FPSO lease and operating contracts and U.S.$146 million of SPM contracts.

(E) Off-balance Sheet Arrangements

We are not a party to any material off-balance sheet financial arrangements.

(F)         Tabular Disclosure of Contractual Obligations

The following table presents the scheduled maturities of our contractual obligations, including estimated interest expenses, assuming that any available rollover provisions were inapplicable, as of December 31, 2006.

	Total	<1 year	1-3 years	3-5 years	>5 years
	Payments due by Period (in U.S.$ thousands)
Long-term debt obligations	1,277,728	117,757	228,432	312,497	619,042
Long-term loan, related party	264,297	—	—	—	264,297
Operating lease obligations	23,196	3,061	6,011	5,323	8,801
Total	1,565,221	120,818	234,443	317,820	892,140

ITEM 6:               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)          Directors and Senior Management

Our business and general affairs are managed by the management boards of Aurelia Energy N.V. and Bluewater Holding B.V. and the executive officers of Bluewater Energy Services B.V.

Aurelia Energy N.V.

Aurelia Energy N.V. is a holding company that invests in companies that are specialized service providers to and operators in the offshore oil industry. These investment activities are managed by Aurelia Energy N.V.’s management board, which is authorized to represent the company. Aurelia Energy N.V.’s management board currently consists of two managing directors, Fortis Intertrust (Curaçao) N.V. (formerly Intertrust (Curacao) N.V.), which was elected to the management board on December 6, 1993 by a vote of the sole shareholder of Aurelia Energy N.V. for an indefinite term, and Mr. John Collison, who was elected to the management board on December 29, 2000 by a vote of the sole shareholder of Aurelia Energy N.V. for an indefinite term.

United International Trust N.V.

United International Trust N.V. is a limited liability company established under the laws of the Netherlands Antilles that provides director nominee services on a fee basis for Netherlands Antilles companies. United International Trust N.V. and its predecessors have served as a managing director of Aurelia Energy N.V. since the company was established in the Netherlands Antilles in 1993. United International Trust N.V. currently also serves as a managing director of a number of Aurelia Energy N.V.’s subsidiaries and affiliates, and it provides similar services on a fee basis for a number of other companies. Mr. G. E. Elias, Managing Director, and Ms. V.M.G. Haseth-Portillo as Attorney-in-Fact A are authorized to represent United International Trust N.V. in its capacity as the sole managing director of Aurelia Energy N.V.. United International Trust N.V. was elected to the management board of Aurelia Energy N.V. on January 1, 2007 at the direction of Mr. Hugo Heerema who, at the time of the election, was the beneficial owner of 100.0% of Aurelia Energy N.V.’s outstanding share capital. See “Item 7: Major Shareholder and Related Party Transactions—(A) Major Shareholder”.

John Collison

Mr. Collison, 67, has served as a managing director of Aurelia Energy N.V. since December 29, 2000. Mr. Collison is a qualified accountant and also serves as a director on the board of directors of a number of Aurelia Energy N.V.’s subsidiaries. Mr. Collison has served as a financial director of a number of multi-national organizations operating in the Middle East, including the A.W. Aujan Group, the Abdulla Fouad Group and the Algosaibi Group. Mr. Collison has over 35 years of experience in the oil, gas and petrochemicals industry, serving in positions of financial management, control and direction.

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

Hugo Heerema

Mr.                 Heerema, 54, is the sole managing director of Bluewater Holding B.V. and the founder of Aurelia Energy N.V. Mr. Heerema founded Aurelia Energy N.V. in September 1993 in connection with his acquisition of the “Bluewater” group of companies. Prior to this acquisition, Mr. Heerema was employed by the Heerema Group, where he served as a commercial director. Mr. Heerema holds an MBA from the University of Delft and has over 25 years of experience in the offshore industry. Mr. Heerema has acted as the managing director of Aurelia Energy N.V.’s various Dutch subsidiaries since 1993. He has also held several advisory positions and non-executive directorships in affiliated companies. At the time of his appointment to the management board of Bluewater Holding B.V., Mr. Heerema was the beneficial owner of 100.0% of Aurelia Energy N.V.’s outstanding share capital. While he has since transferred this shareholding to the Jacaranda Trust, the trustees of the Jacaranda Trust are prohibited from exercising their power in a manner that would result in Mr. Heerema being dismissed or replaced as Bluewater Holding B.V.’s sole managing director without his prior written consent. See “Item 7: Major Shareholder and Related Party Transactions—(A) Major Shareholder”.

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

Michel Bonte

Mr. Bonte, 57, serves as Vice President of Business Development. Mr. Bonte held management positions with the Heerema Group, Seaway Heavy Lifting and the Glenmore Group prior to joining our company in 1996. He holds a civil engineering degree from Weg en Waterbouw in Rotterdam and an MBA from the Instituut voor Bedrijfsopleidingen in Zeist. He has over 30 years of experience in the offshore sector.

Jaap de Baan

Mr. de Baan, 59, serves as Vice President of Technology and Development. Mr. de Baan joined our company in 1978 and has over 30 years of experience in managing and supervising of design and engineering of FPSOs and SPM systems. He holds a mechanical engineering degree from Rotterdam Technical College.

Jesse van de Korput

Mr. van de Korput, 49, serves as Vice President of Floating Productions. He held management positions with Elf Petroland and Fluor Daniel prior to joining our company. Mr. van de Korput holds an engineering degree and a master’s degree in management from the Vrije Universiteit of Brussels and Boston. He has 15 years of experience in the offshore industry.

Kees Voormolen

Mr. Voormolen, 44, serves as Vice President of Finance and Administration. He held positions with Royal Boskalis Westminster, Western Atlas Inc. and KLM Royal Dutch Airlines prior to joining our company in 1999. Mr. Voormolen holds a masters degree in business economics from the Erasmus University of Rotterdam and has ten years of experience in the offshore industry. Mr. Voormolen also has approximately 20 years of experience with structured financing, project financing and mergers and acquisitions.

Maarten van Aller

Mr. van Aller, 38, serves as Vice President of Projects. He held project management positions within the IHC Caland Group and sales positions within a shipping service company prior to joining our company in 2001 as a Business Development Manager. Mr. van Aller holds a masters degree in civil engineering from the Delft University of Technology. Mr. van Aller has 13 years of experience in the offshore sector.

René Raaijmakers

Mr. Raaijmakers, 38, serves as Vice President of Proposals. He joined Bluewater early 1996 and held various positions within the Technology & Development and Business Development divisions and the last 2 years as the Business Development Manager for Bluewater Offshore Production Systems (USA), Inc. in Houston. Mr. Raaijmakers holds a masters degree in civil engineering from the Delft University of Technology and has more than 11 years of experience in the offshore sector.

(B)         Compensation

The aggregate compensation of our various managing directors and executive officers as a group was U.S.$1.8 million in 2006. In 2006, we set aside or accrued U.S.$0.3 million to provide pension, retirement or similar benefits.

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

The following table presents the average number of workers that we employed on a permanent and on an auxiliary basis during the periods indicated.

	Year ended December 31,
	2004	2005	2006
Permanent employees	476	670	657
Auxiliary employees	114	75	101
Total employees	590	745	758

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

ITEM 7:               MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

(A)         Major Shareholder

Aurelia Holding N.V. is the registered shareholder of 136,000 of our common B shares and 34,000 of our preference A shares, representing 100.0% of our outstanding voting shares. On January 28, 2003, Mr. Hugo Heerema, as the holder of 100.0% of the issued and outstanding share capital of Aurelia Holding N.V., voted in an extraordinary general meeting of shareholders of Aurelia Holding N.V. to dissolve and liquidate the company. The resolution is irrevocable and binding on all subsequent shareholders. Due to the foregoing, upon the expiration of a winding-up period, the dissolution and liquidation of Aurelia Holding N.V. was completed and the shareholder or shareholders of Aurelia Holding N.V. immediately prior to the completion of the dissolution and liquidation became the direct owner or owners of 100.0% of our outstanding common B shares and 100.0% of our preference A shares.

On January 29, 2003, Mr. Heerema transferred by gift, and for no consideration, his shareholdings in Aurelia Holding N.V. to Bailhache Labesse Trustees Limited and Mr. Graham Boxall, as trustees of the Jacaranda Trust. The Jacaranda Trust is an irrevocable discretionary trust constituted under the laws of Jersey. Mr. Heerema and certain members of his immediate family are the current beneficiaries of the Jacaranda Trust. In connection with this transfer, the Jacaranda Trust became the beneficial owner of 136,000 of our common B shares and 34,000 of our preference A shares, representing 100.0% of our outstanding voting shares. Upon completion of the dissolution and liquidation of Aurelia Holding N.V., Bailhache Labesse Trustees Limited and Mr. Graham Boxall, as trustees of the Jacaranda Trust, became the direct owner of these shares. While the transfer of Mr. Heerema’s shareholdings in Aurelia Holding N.V. resulted in a change of control for the purposes of the U.S. securities laws, it did not result in a “Change of Control” under the indenture for our 10 1/4% Senior Notes due 2012.

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

(B)        Related Party Transactions

Marenco Loans

We currently have indebtedness outstanding under a subordinated loan from Marenco Investments Limited, an unconsolidated affiliate that is owned by our sole beneficial shareholder. Interest on the loan is fixed at a rate of 7.0% per annum; however, cash payments may only be paid in certain circumstances. The largest amount of indebtedness outstanding under this loan during the last three years was U.S.$153.8 million. This is the amount of indebtedness that was outstanding as of December 31, 2006. Marenco Investments Limited loaned these funds to us in a series of transactions to enable us to finance the construction and modification of FPSOs. In 2006, we accrued approximately U.S.$10.3 million and repaid U.S.$3.5 million of interest on the loan.

(C)        Interests of Experts and Counsel

Not applicable.

ITEM 8:   FINANCIAL INFORMATION

(A)   Consolidated Statements and Other Financial information

Financial Statements

Please refer to Item 18.

Legal and Arbitration Proceedings

From time to time, the Company is subject to various claims arising out of the ordinary course of business.

On February 10, 2006 the London Court of International Arbitration issued its decision regarding a claim against the Company relating to the alleged failure of the Company to pay for additional work performed by a subcontractor, by which the Company was ordered to pay U.S.$15.9 million to the subcontractor. On December 6, 2006 a final award was issued by the London Court of International Arbitration regarding some further issues that remained outstanding in connection with this dispute, including interest costs, legal costs and the treatment of exchange rates. In this final award, the Company was ordered to pay part of the legal costs, which amounted to an estimated U.S.$3 million. All other issues have been dismissed in the Company’s favor.

At December 31, 2006, a significant claim existed against the Company involving aggregate damages of U.S.$16.0 million. This claim relates to the alleged breach of a contract for the design of equipment. Since the outcome of this claim is uncertain the Company cannot estimate a possible loss or range of loss.

In addition, the Company is subject to proceedings initiated by certain of our competitors in the district court in The Hague in respect of an alleged infringement of intellectual property rights. The claims of these competitors failed during the injunctions proceedings before the District Court as well as before the Court of Appeal. Plaintiffs continued their claims by starting proceedings at the District Court in The Hague requesting a judgment on the merits. In 2006 the Court nullified one of the two patents relied upon by these competitors and rejected their claim related to the nullified patent. The judgment of the District Court on the remaining part of the proceedings on the merits is expected in April 2007. With respect to the patents at stake, we have received advice from our patent agent that our product design does not infringe upon any valid claim of the patents. We are, however, unable to estimate a possible loss or range of loss related to this claim.

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

(B)   Significant Changes

There have not been any significant changes to our business or financial condition since December 31, 2006.

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

(C)   Material Contracts

Service and Bareboat Agreements

We currently operate our FPSOs on offshore oil fields pursuant to six service and bareboat agreements that we have entered into with oil companies. These service agreements consist of the documents included as Exhibits 4.1 to 4.14, Exhibit 4.59 and Exhibit 4.62 of this annual report. On March 31, 2006 we entered into a service agreement with Nexen Petroleum U.K. Ltd. with respect to the provision and operation of an FPSO for production on the Ettrick field on the UK continental shelf. For this project our existing hull Aoka Mizu is currently being converted into an FPSO. The principal terms and conditions of these agreements are described under “Item 4: Information on the Company—(B) Business Overview—FPSO Business—FPSO Fleet, FPSO Hull and Trading Vessel”.

Credit Facility

We are a party to a revolving credit facility agreement, dated June 29, 2006, among Bluewater Holding B.V., Bluewater Energy Services B.V. and Bluewater (Aoka Mizu) N.V., as borrowers, ING Bank N.V. as arranger, ING Bank N.V., as facility agent, ING Bank N.V., as facility security trustee, and certain financial institutions, as lenders. Obligations under the credit facility are guaranteed by Aurelia Energy N.V. and certain subsidiaries other than the borrowers pursuant to a facility guarantee, dated June 29, 2006.

Structure

The credit facility is a U.S.$850.0 million reducing revolving credit facility. See “—Maturity and Amortization”. Subject to certain conditions the facility can be used to finance the construction of new, and modification of existing, FPSOs and for general corporate purposes. The structure of the facility includes a maximum available amount, being 66.7% of the aggregate fair market value of the FPSOs. The facility can be drawn at any time up to the lower of the facility limit and the maximum available amount at that time. The valuation of the fleet and determination of the maximum available amount is annually. The maximum available amount is updated quarterly during periods of construction to incorporate the value of the progress of the construction as determined in the quarterly report of the technical consultant. The maximum available amount may be re-determined following certain events, including the termination of our service agreements or proceeds becoming payable under the insurances.

Interest Rates and Fees

Advances under the credit facility bear interest at a rate per annum equal to LIBOR plus a margin of 0.600%. There is a margin adjustment mechanism under which the applicable margin is increased by up to 0.275% during the period if the amount of credit that is drawn exceeds certain percentages of the facility amount. Commitment commissions are 40.0% of the applicable margin.

On August 10, 2006 and August 11, 2006, the Company purchased interest rate caps to limit its interest rate exposure on U.S.$300 million of the total outstanding amount under its corporate credit facility. These interest rate caps have a strike rate of 6.5%, limiting the maximum interest costs on that principal amount to 6.5% excluding margin. The interest rate caps have a fixed notional amount of U.S.$200.0 million, U.S.$50.0 million and U.S.$50.0 million and are aligned with the maturity of the refinanced corporate facility.

Guarantees and Security

The borrowers’ obligations under the credit facility are guaranteed by Aurelia Energy N.V., Bluewater Energy N.V., Bluewater Offshore Production Systems Limited, Bluewater Floating Production B.V., Bluewater (Bleo Holm) N.V., Bluewater (Glas Dowr) N.V., Bluewater (Haewene Brim) N.V., Bluewater (Munin) N.V., Bluewater Offshore Production Systems N.V., Bluewater International B.V., Lufeng Development Company ANS, Bluewater Services (UK) Limited, Bluewater Ettrick Production (UK) Limited, Bluewater (Floating Production) Limited, Bluewater Operations (UK) Limited, Bluewater (UK) Limited, and Pierce Production Company Limited. Together, the borrowers and the guarantors have granted security interests over the majority of their assets, including mortgages over all FPSOs, fixed charges over certain of their properties, debts, bank accounts, insurance proceeds and specified agreements. In addition, the shares of each FPSO-owning company have been pledged in favor of the facility security trustee for the lenders under the credit facility, and the operating income relating to our FPSO service agreements has been pledged to the lenders to secure the credit facility.

Covenants

The credit facility contains certain customary negative covenants that restrict the borrowers (subject to certain agreed exceptions) from, among other things, engaging in certain mergers or consolidations, incurring additional debt other than permitted indebtedness, creating security interests on their assets and disposing of assets other than in the ordinary course. The facility further requires us to observe certain customary covenants, including, but not limited to, covenants relating to the provision of information, maintenance of government approvals and licenses, compliance with law, maintenance of corporate existence and core business.

Additional covenants provide that we must do the following:

•       ensure that our tangible net worth (including the subordinated Marenco loan) at all times is greater than both U.S.$500.0 million and 25% of total assets;

•       ensure that our ratio of earnings before interest, tax, depreciation and amortization over net interest (including interest in respect of the notes but excluding interest accrued under the subordinated Marenco loan and interest capitalized during construction) is greater than 2.5x;

•       ensure that, in relation to each leverage calculation period, our ratio of net financial indebtedness (excluding any project debt, subordinated debt or construction debt) over earnings before interest, tax, depreciation and amortization (excluding earnings before interest, tax, depreciation and amortization from project financed property) is less than 3.0x;

•       maintain a minimum liquidity of not less than U.S.$15.0 million in freely available cash, other marketable securities or availability under the credit facility; and

procure at all times that the amount of credit as drawn under the facility does not exceed 66.7% of the aggregate fair market value of the FPSOs.

Maturity and Amortization

The credit facility had a remaining term of five years as of December 31, 2006. The facility limit, which reduces by U.S.$42.9 million per quarter as of September 2008, was U.S.$850.0 million on December 31, 2006 and is scheduled to reach zero by December 2011.

Prepayments

Subject to an indemnity for broken funding costs, the borrowers under the credit facility may voluntarily prepay amounts outstanding without penalty or premium, at any time in whole or in part, in minimum amounts of U.S.$5.0 million. In the case of a total loss, the FPSO will be excluded from the aggregate fair market value and we will be required to prepay within 180 days after the total loss occurred and on the date the proceeds in relation to the total loss are paid the amount by which our outstanding indebtedness at that time exceeds the adjusted maximum available amount.

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

Interest

Interest is payable semi-annually in arrears on February 15 and August 15 of each year and is payable at a rate of 10 1/4% per annum. On July 17, 2003, we entered into a fixed-to-floating interest rate swap transaction, with terms that are identical to the fixed-to-floating interest rate swap transaction that enables us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, we received payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin of 6.32% over LIBOR. Substantially all of the guarantors of our 10 1/4% Senior Notes due 2012 had guaranteed obligations under the swap. As of February 15, 2005 the margin changed to 6.44%.

On November 4, 2005 the Company partially cancelled the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the period from August 15, 2005 to August 15, 2007. Due to the partial cancellation of the swap transaction, the Company would incur fair value fluctuations through the statement of income from the date of cancellation until August 15, 2007. The Company paid U.S.$6.9 million on November 4, 2005 which represented its net cost from the partial cancellation of the swap transaction. The Company has deferred this cost which will be debited to the statement of income over the remaining duration of the 10 1/4% Senior Notes due 2012.

On April 21, 2006, the Company cancelled the remainder of the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012, which was already partially cancelled for the period from August 15, 2005 to August 15, 2007.

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

PR Jotun DA is party to a U.S.$143.2 million loan agreement with Standard Marine Nordsjo AS (“SMNAS”) to finance the acquisition of the FPSO Jotun A. The loan will amortize to zero over a period of six years and a quarter, by September 2011. Interest equals 5%. In accordance with the provisions of FIN 46R the company fully consolidated PR Jotun DA and records a 45% minority interest.

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

Economic Sale Agreement

Effective January 1, 2000, we entered into an internal restructuring process. In connection therewith, the economic interests in most of the assets and liabilities of certain non-Dutch group companies were sold to Bluewater Holding B.V. pursuant to an economic sale agreement, while legal title to those assets and liabilities remained with the selling companies. The companies making such dispositions to Bluewater Holding B.V. were: Bluewater (Bleo Holm) N.V., Bluewater Energy N.V., Bluewater Equipment Leasing Ltd., Bluewater (Glas Dowr) N.V., Bluewater (Malta) Ltd., Bluewater (New Hull) N.V., Bluewater Offshore Production Systems Ltd., Bluewater Offshore Production Systems N.V., Bluewater (Malta) Ltd. and Brightfield Corporation. The valuation of the assets and liabilities transferred was based on a valuation report prepared by an independent investment bank. This sale resulted for income tax purposes only in intercompany profits (estimated at €589.0 million (U.S.$776.7 million)) at the level of the selling companies, and the creation of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. Depreciation of the goodwill and the accrual of interest expense at the level of Bluewater Holding B.V. over time is expected to generate tax losses which may be available to reduce our amount of taxable income in the future. Although extensive discussions were held with the tax authorities concerning our tax structure and the internal restructuring, our tax structure and the tax consequences of the internal restructuring have been the subject to a tax audit and remain subject to further review by the tax authorities. See “Item 3: Key Information—(D) Risk Factors—Our internal restructuring and our Dutch tax treatment of our group companies remain subject to review” and “Item 5: Operating and Financial Review and Prospects—(A) Operating Results—Critical Accounting Policies and Estimates”. Because only the economic interests of the selling companies in the covered assets and liabilities have been sold to Bluewater Holding B.V., the internal restructuring has not affected any of our existing contractual arrangements with third parties. The selling companies may continue to exercise their rights against, and must continue to perform their obligations and discharge their liabilities in favor of, such third parties.

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

(I)            Subsidiary Information

The following is a description of the subsidiaries of Aurelia Energy N.V.:

•                    Bleo Holm Standby Purchaser N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 79593. Established on August 12, 1998, it is a dormant company and is not engaged in any activities. The Company is in liquidation.

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

•                    Bluewater China Offshore Equipment Production Co Ltd. is a limited liability company incorporated under the laws of China and registered with the organization ID of P R China, with number 78330373-6. Established on December 21, 2005, it is a company that is engaged in offshore construction activities.

•                    Bluewater Energy N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 63983. Established on July 6, 1993, it is a holding company of a group of companies engaged in the supply of services and products to the offshore oil industry.

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

•                    Bluewater Energy Services (Malaysia) Sdn Bhd. is a limited liability company incorporated under the laws of Malaysia with its corporate seat in Kuala Lumpur, Malaysia and registered with number 707913-X. The company was established on August 29, 2005, as Valroy Trax Company Sgn Bhd. On May 26, 2006 the company’s name was changed into Bluewater Energy Services (Malaysia) Sdn Bhd. The company is primarily engaged in engineering activities.

•                    Bluewater Equipment Leasing Ltd. is a limited liability company incorporated under the laws of Malta with its corporate seat in Valletta, Malta and with company number OS/1894/T.

Established on November 14, 1994, it is a dormant company and is not engaged in any activities. In liquidation

•                    Bluewater Ettrick Production (UK) Ltd. is a company with limited liability incorporated under the laws of England and Wales with its corporate seat in London, England and with company number 2982172. Established on October 18, 2006, it is primarily engaged in operating activities related to the Aoka Mizu.

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

•                    Bluewater (Malta) Ltd. is a limited liability company incorporated under the laws of Malta with its corporate seat in Valletta, Malta and with company number C21528. Established on June 12, 1997, it is primarily engaged in intermediate activities concerning our tax lease structures. In liquidation

•                    Bluewater (Munin) N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 87273 and the Chamber of Commerce and Industry for Amsterdam with number 34183674. Established on April 25, 2001, it owns title to the Munin.

•                    Bluewater After Sales N.V. (former Bluewater (New Hull) N.V.) is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 78013. Established on January 13, 1998, it owns title to the Aoka Mizu.

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

•                    Bluewater Offshore France S.A.S. is a company incorporated under the laws of France with its corporate seat in Paris with company number 480099019. Established on December 30, 2004, it is primarily engaged in projects in the offshore industry. In liquidation

•                    Bluewater (Tullebuk) B.V. is a private company with limited liability incorporated under the laws of the Netherlands with its corporate seat in Hoofddorp, the Netherlands and registered with the chamber of commerce and industry for Amsterdam with number 34228592. Established on June 24, 2005, it is primarily engaged in activities in the field of the supply of services and products to the offshore oil industry.

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

•                    Bluewater (Aoka Mizu) N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 63981. Established on July 6, 1993, it owns title to the Aoka Mizu.

•                    Bluewater New Hull B.V. (former Refugio B.V.) is a private company with limited liability incorporated under the laws of the Netherlands with its corporate seat in Hoofddorp, the Netherlands and registered with the chamber of commerce and industry for Amsterdam with number 33240453. Established on December 22, 1972, it owns title to the Hanne Knutsen.

•                    Supernova Energy B.V. (former Luludia Asset Finance B.V.) is a private company with limited liability incorporated under the laws of the Netherlands with its corporate seat in Hoofddorp, the Netherlands and registered with the chamber of commerce and industry for Amsterdam with number 33281388. Established on June 11, 1996, it is primarily engaged in oil and gas upstream activities.

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

Interest Rate Sensitivity

The majority of our indebtedness consists of advances under our credit facility and our outstanding 10 1/4% Senior Notes due 2012. We expect that in the future we will continue to have significant indebtedness under our credit facility and that our 10 1/4% Senior Notes due 2012 will continue to be outstanding. Advances under the credit facility bear interest at rates typically expressed as a margin over the appropriate interbank rate. Under the documentation of the credit facility, we are required at any time to have the net present value of the proportion of the facility fee income that we expect to receive during the minimum contract period of our service agreements swapped to fixed rates. As of December 31, 2006, this represented approximately 60% of the outstanding indebtedness under the facility.

To reduce the interest expense relating to our 10 1/4% Senior Notes due 2012, we entered into a fixed-to-floating interest rate swap transaction that enabled us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, we received payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%.

On November 4, 2005 the Company partially cancelled the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the period from August 15, 2005 to August 15, 2007. Due to the partial cancellation of the swap transaction, the Company would incur fair value fluctuations through the statement of income from the date of cancellation until August 15, 2007. The Company paid U.S.$6.9 million on November 4, 2005 which represented its net cost from the partial cancellation of the swap transaction. The Company has deferred this cost which will be debited to the statement of income over the remaining duration of the 10 1/4% Senior Notes due 2012.

On April 21, 2006, the Company cancelled the remainder of the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012, which was already partially cancelled for the period from August 15, 2005 to August 15, 2007.

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

On August 10, 2006 and August 11, 2006, the Company purchased interest rate caps to limit its interest rate exposure on U.S.$300 million of the total outstanding amount under its corporate credit facility. These interest rate caps have a strike rate of 6.5%, limiting the maximum interest costs on that principal amount to 6.5% excluding margin. The interest rate caps have a fixed notional amount of U.S.$200.0 million, U.S.$50.0 million and U.S.$50.0 million and are aligned with the maturity of the refinanced corporate facility.

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations that were outstanding as of December 31, 2006. For debt obligations, the table presents our principal cash flows and related weighted average interest rates by expected maturity dates under our existing debt arrangements. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the swap. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollars, which is our reporting currency. The instrument’s actual cash flows are also denominated in U.S. dollars.

	Expected Maturity Date as of December 31,
Liabilities	2007	2008	2009	2010	2011	Thereafter	Total		Fair Value
	(in thousands of U.S.$ equivalents)
Long-Term Debt
Fixed rate debt	—	—	—	—	—	153,823	153,823		173,864
Average interest rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	—		—
Fixed rate debt(1)	—	—	—	—	—	335,000 (1)	335,000	(1)	351,750
Average interest rate	10.25%	10.25%	10.25%	10.25%	10.25%	10.25%	—		—
Variable rate debt(2)	—	—	—	—	113,354	250,000	363,354		—
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M
Variable rate debt(3)	28,105	27,578	28,931	28,387	18,676	—	131,677		—
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—		—
Fixed rate debt(4)	22,995	22,563	23,671	23,226	15,280	—	107,735		—
Average interest rate	5%	5%	5%	5%	5%	—	—		—
Interest Rate Swaps and Caps
Variable cap (3)	28,105	27,578	28,931	28,387	18,676	—	131,677		2,209
Average pay rate	4.4%	4.4%	4.4%	4.4%	4.4%	—	—		—
Average receive rate	LIBOR	LIBOR	LIBOR	LIBOR	LIBOR	—	—		—
Variable cap (2)	—	—	—	—	113,354	186,646	300,000		1,084
Average pay rate	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%	—		—
Average receive rate	LIBOR	LIBOR	LIBOR	LIBOR	LIBOR	LIBOR	—		—

Notes:

(1)                While indebtedness in respect of our 10 1/4% Senior Notes due 2012 amounted to U.S.$310.4 million as of December 31, 2006, the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 is payable upon maturity. Interest is payable at a rate that is equal to 10.25%.

(2)                Represents indebtedness under our credit facility. Interest is payable at a rate that is equal to a margin over LIBOR. The margin varies from 0.60% to 0.85% depending on certain factors and is currently set at 0.60%. On August 10, 2006 and August 11, 2006, the Company purchased interest rate caps to limit its interest rate exposure on U.S.$300 million of the total outstanding amount under its corporate credit facility. These interest rate caps have a strike rate of 6.5%, limiting the maximum interest costs on that principal amount to 6.5% excluding margin. The interest rate caps have fixed notional amounts of U.S.$200.0 million, U.S.$50.0 million and U.S.$50.0 million and are aligned with the maturity of the refinanced corporate facility.

(3)                Represents indebtedness of the Company under our Jotun loan agreement. Interest is payable at a rate that is equal to a specified margin over a monthly average of LIBOR for one month (or shorter applicable period). The margin is currently set at 0.60%. To limit its interest exposure after July 3, 2006, the Company purchased an interest rate cap which has a strike rate of 4.4%, limiting the maximum interest costs to 5%. The interest rate cap has a starting notional amount of U.S.$143.9 million and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan.

(4)                Represents indebtedness of PR Jotun DA to SMNAS. Interest is payable at a rate of 5%.

Exchange Rate Sensitivity

The Company’s revenues are primarily denominated in U.S. dollars and, to a lesser extent, sterling and Euro. In 2006, approximately £16.2 million (U.S.$29.7 million) of the Company’s revenues was denominated in sterling and approximately €31.9 million (U.S.$42.0 million) was denominated in Euro. Our expenses are denominated primarily in U.S. dollars and to a lesser degree, euro and sterling. We are exposed to fluctuations in foreign currency exchange rates, because a portion of our expenses and financial indebtedness is denominated in currencies that are different from our revenues. The Company’s policy is to match, through our FPSO service agreements, the revenues in a particular currency with its operating costs in that currency, thereby minimizing the risk associated with fluctuations in foreign currency exchange rates. The Company also matches its indebtedness denominated in U.S. dollars with its revenues denominated in U.S. dollars. The Company purchases foreign currency exchange contracts from financial institutions to the extent of any residual exposure. The Company manages its outstanding currency exposure on a regular basis and nets these exposures across its operations as a group. Gains and losses related to specific currency transactions are recognized as part of its income from financing activities.

In the years 2005 and 2006 the Company entered into foreign currency exchange contracts in relation to projects to hedge against the risk of fluctuations in foreign currency exchange rates for expenditures in currencies other than the project currency. The Company has designated certain foreign currency exchange contracts as cash flow hedges. For such contracts designated and that qualify as cash flow hedges, gains and losses related to project specific currency transactions are recognized as part of our accumulated other comprehensive income/(loss).

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

Limitations on the Effectiveness of Controls

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

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

Contained in substance in Item 15(A) above and the relevant certifications.

(C) Attestation Report of the Registered Public Accounting Firm

Not applicable.

(D) Changes in Internal Control Over Financial Reporting

During fiscal year 2006 there have been no changes in our internal controls over financial reporting.

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

ITEM 16B:         CODE OF ETHICS

We have adopted a code of ethics applicable to the managing directors and executive officers within Aurelia Energy N.V. and its consolidated subsidiaries. See “Item 6: Directors, Senior Management and Employees”. A copy of the code of ethics has been filed as Exhibit 11.1 to this to this annual report.

ITEM 16C:         PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Accountants B.V. has served as our independent registered public accountants for each of the years ended in the three-year period ended December 31, 2006. The following table presents the aggregate fees for professional audit services and other services rendered by Deloitte Accountants B.V. in 2005 and 2006.

	2005	2006
	(in U.S.$ thousands)
Audit fees	464	505
Audit-related fees	28	—
Tax fees	—	—
All other fees	—	—
Total	492	505

Note:

(1)          All fee amounts are exclusive of value added tax.

Audit Fees

Audit fees primarily relate to the audit of our annual financial statements included in our annual report on Form 20-F, work on our quarterly financial results, services related to statutory and regulatory filings of our subsidiaries, and services provided in connection with accounting consultations.

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

ITEM 18:        FINANCIAL STATEMENTS

The following consolidated financial statements, together with the report of Deloitte Accountants B.V., are filed as part of this annual report.

ITEM 19:        EXHIBITS

The following instruments and documents are included as exhibits to this annual report.

Exhibit Number	Description
1.1*	Articles of Incorporation of Aurelia Energy N.V.
2.1*	Indenture, dated as of February 22, 2002, between the Registrants and The Bank of New York, as trustee, which includes the form of 10 1/4% Senior Note due 2012 as an exhibit thereto.
2.2****	Supplemental Indenture, dated as of March 31, 2004, between the Registrants and The Bank of New York, as trustee, which includes the form of 10 1/4% Senior Note due 2012 as an exhibit thereto.
3.1**	Settlement Constituting the Jacaranda Trust, dated January 29, 2003, by and between Hugo Jan Heerema and Bailhache Labesse Trustees Limited and Graham Radford Boxall.
4.1*†	Agreement for a Floating Production, Storage and Offtake Facility for the Fife Field Development, dated March 24, 1994, between Amerada Hess Ltd. and Bluewater Offshore Production Systems Ltd.
4.2*	Variation Order No. P03, dated June 19, 1996, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.3*†	Variation Order No. P09, dated July 12, 1996, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.4*†	Variation Order No. P13, dated September 27, 1996, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.5*†	Variation Order No. P15, dated April 7, 1997, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.6*	Variation Order No. P40, dated January 10, 2000, between Bluewater Offshore Production Systems Ltd. and Amerada Hess Ltd.
4.7*†	Variation Order No. P42, dated January 29, 2001, between Bluewater Offshore Production Systems Ltd., and Amerada Hess Ltd.

Exhibit Number	Description
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

4.25***	Amended and Restated Intercompany Loan Agreement, dated April 30, 2003, between Bluewater Finance Limited and Bluewater Holding B.V.
4.26*	Unsubordinated Marenco Loans (included in the Schedule to Exhibit 10.27).
4.27*	Amended and Restated Marenco Loan Agreement, dated November 21, 2001, between Aurelia Holding N.V. and Marenco Investments Limited.
4.28*	Guarantee Facility, dated February 24, 1997, among Lloyds Bank Plc, Bluewater Terminal Systems N.V., and Bluewater Energy N.V.

Exhibit Number	Description
4.29*	Guarantee Facility, dated December 19, 2001, among ING Bank N.V., Bluewater Holding B.V., Bluewater Energy Services B.V. and Bluewater Terminal Systems N.V.
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

Exhibit Number	Description
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

4.48*	Conditional Sale and Conversion Agreement, dated April 27, 1998, between Bluewater Offshore Production Systems Limited and Hill Samuel Leasing (No. 4) Limited.
4.49*	Head Lease, dated April 27, 1998, between Hill Samuel Leasing (No. 4) Limited and Refugio B.V.
4.50*	Sub-Lease, dated April 27, 1998, between Refugio B.V. and Bluewater Operations (UK) Limited.
4.51*	Conditional Sale and Conversion Agreement, dated April 27, 1998, between Bluewater (Glas Dowr) N.V., Hill Samuel Leasing (No. 4) Limited, and Brightfield Corporation.
4.52*	Head Lease, dated April 27, 1998, between Hill Samuel Leasing (No. 4) Limited and Luludia Asset Finance B.V.
4.53*	Sub-Lease, dated April 27, 1998, between Luludia Asset Finance B.V. and Bluewater (UK) Limited.
4.54*	Head Lease, dated January 29, 1999, between Hill Samuel Leasing (No. 4) Limited, Bluewater (Malta) Limited and Bluewater Energy N.V.
4.55*	Berge Hugin Topside Contract, dated August 31, 2001, between Advanced Production Systems DA, Ranberger Holding N.V. and Aurelia Holding N.V.
4.56***	Lease Relating to Topsides Processing Plant for the FPSO “Haewene Brim”, dated April 8, 2003, between Pierce Production Company Limited, Hill Samuel Leasing (No. 4) Limited and Bluewater Energy N.V.

Exhibit Number	Description
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

4.62****†††	Xijiang Oil South China Sea FPSO Lease Contract relating to the “Munin”, dated October 20, 2003.
4.63***	Purchase Agreement, dated April 23, 2003, among the Registrants, Morgan Stanley & Co. International Limited and ING Bank N.V., London Branch.
4.64***	Registration Rights Agreement, dated as of April 30, 2003, among the Registrants, Morgan Stanley & Co. International Limited and ING Bank N.V., London Branch.
4.65****††††	Amendment No. 5 to Contract ANS 022731, dated 16 June 2004, between Statoil (Orient) Inc. and Lufeng Development Company.
4.66*****	Restated Revolving Credit Facility Agreement, dated June 29, 2006, between Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater (Aoka Mizu) N.V. and ING Bank N.V.
4.67*****

Restated Facility Guarantee, dated June 29, 2006, among Aurelia Energy N.V., Bluewater Energy N.V., Bluewater Offshore Production Systems Limited, Bluewater Floating Production B.V., Bluewater (Bleo Holm) N.V., Bluewater (Glas Dowr) N.V., Bluewater (Haewene Brim) N.V., Bluewater (Munin) N.V., Bluewater Offshore Production Systems N.V., Bluewater International B.V., Lufeng Development Company ANS, Bluewater Services (UK) Limited, Bluewater Ettrick Production (UK) Limited, Bluewater (Floating Production) Limited, Bluewater Operations (UK) Limited, Bluewater (UK) Limited, Pierce Production Company Limited, Bluewater Energy Services B.V. and ING Bank N.V.

Exhibit Number	Description
4.68*****

Trust Deed and Deed of Proceeds and Priorities, dated June 29, 2006, between Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater (Aoka Mizu) N.V., ING Bank N.V., Aurelia Energy N.V., Bluewater Energy N.V., Bluewater Offshore Production Systems Limited, Bluewater Floating Production B.V., Bluewater (Bleo Holm) N .V., Bluewater (Glas Dowr) N.V., Bluewater (Haewene Brim) N.V., Bluewater (Munin) N.V., Bluewater Offshore Production Systems N.V., Bluewater International B.V., Lufeng Development Company ANS, Bluewater Services (UK) Limited, Bluewater Ettrick Production (UK) Limited, Bluewater (Floating Production) Limited, Bluewater Operations (UK) Limited, Bluewater (UK) Limited and Pierce Production Company Limited.

4.69*****	Notice of Assignment in Relation to Nexen dated June 29, 2006, between Bluewater Ettrick Production (UK) Limited, ING Bank N.V. and Nexen Petroleum UK Limited.
4.70*****	Notice of Assignment in Relation to Nexen Parent, dated June 29, 2006, between Bluewater Ettrick Production (UK) Limited, ING Bank N.V. and Nexen Inc.
4.71*****	Notice of Assignment in Relation to PetroSA, dated June 29, 2006, between Bluewater (UK) Limited, ING Bank N.V. and PetroSA.
4.72*****	Notice of Assignment in Relation to Talisman, dated June 29, 2006, between Bluewater (Floating Production) Limited, ING Bank N.V. and Talisman Energy (UK) Limited.
4.73*****	Notice of Assignment in Relation to Talisman Parent, dated June 29, 2006, between Bluewater (Floating Production) Limited, ING Bank N.V. and Talisman Energy Inc.
4.74*****	Notice of Assignment in Relation to Enterprise, dated June 29, 2006, between Pierce Production Company Limited, ING Bank N.V. and Enterprise Oil Ltd.
4.75*****	Notice of Assignment in Relation to Statoil, dated June 29, 2006, between Lufeng Development Company ANS, ING Bank N.V. and Statoil Orient Inc.
4.76*****	Notice of Assignment in Relation to Statoil, dated July 12, 2006, between Bluewater Energy Services B.V., ING Bank N.V. and Statoil Orient Inc.
4.77*****

Notice of Assignment in Relation to AHL, dated June 29, 2006, between Bluewater Operations (UK) Limited, Bluewater Offshore Production Systems Limited, Bluewater (UK) Limited, ING Bank N.V. and Hess Limited.

4.78*****	Bluewater (Aoka Mizu) Mortgage, dated June 29, 2006, between Bluewater (Aoka Mizu) N.V. and ING Bank N.V.
4.79*****	Glas Dowr Mortgage, dated June 29, 2006, between Bluewater (Glas Dowr) N.V. and ING Bank N.V.
4.80*****	Bleo Holm Mortgage, dated June 29, 2006, between Bluewater (Bleo Holm) N.V. and ING Bank N.V.
4.81*****	Haewene Brim Mortgage, dated June 29, 2006, between Bluewater (Haewene Brim) N.V. and ING Bank N.V.
4.82*****	Munin Mortgage, dated June 29, 2006, between Bluewater (Munin) N.V. and ING Bank N.V.
4.83*****	Uisge Gorm Mortgage, dated June 29, 2006, between Bluewater Offshore Production Systems N.V. and ING Bank N.V.
4.84*****†††††

Agreement for the Provision and Operation of a Floating Production, Storage and Offloading Vessel for the Ettrick Field, dated March 31, 2006, between Nexen Petroleum (UK) Limited and Bluewater Ettrick Production (UK) Limited.

4.85*****	Revised Marenco Loan Agreement, dated June 30, 2006, between Aurelia Holding N.V. and Marenco Investments Limited.
7.1*****	Statement Regarding Computation of Ratios.
8.1****	Subsidiaries of Aurelia Energy N.V.
11.1****	Code of Ethics.

Exhibit Number	Description
12.1*****	Certification of principal executive officer pursuant to Rule 15d- 14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*****	Certification of principal financial officer pursuant to Rule 15d- 14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*****	Certification by principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*****	Certification by principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

††††                         Portions of the exhibit have been omitted pursuant to the Securities Exchange Commission’s Order Granting Confidential Treatment Under the Securities Exchange Act of 1934 (SEC File No. 333-873601-CF#16799), dated January 16, 2006.

†††††                  Portions of the exhibit have been omitted pursuant to a Request for Confidential Treatment.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AURELIA ENERGY N.V.
By:	/s/ G.E. ELIAS
United International Trust N.V., G.E. Elias Managing Director
By:	/s/ V.M.G. HASETH-PORTILLO
United International Trust N.V., Represented by V.M.G. Haseth-Portillo Attorney-in-Fact A

Date: April 10, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Aurelia Energy N.V.

We have audited the accompanying consolidated balance sheets of Aurelia Energy N.V. and subsidiaries (the “Company”) as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in shareholder’s equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aurelia Energy N.V. and subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 34, the Company restated its statement of cash flows for the year ended December 31, 2005.

Deloitte Accountants B.V.
Amsterdam, The Netherlands
April 10, 2007

Aurelia Energy N.V.
Consolidated Balance Sheets

		At December 31,
	Note	2006	2005
		(in U.S.$ thousands, except share and per share amounts)
ASSETS
Current assets
Cash and cash equivalents	6	42,503	43,026
Accounts receivable	7
Trade, net		43,480	31,529
Related party		—	99
Other receivables	8	45,038	25,654
Loan	10	2,036	—
Prepaid expenses		8,230	4,027
Total current assets		98,784	61,309
Inventory
Work in process	9	29,654	15,174
		170,941	119,509
Non current assets
Financial investment	11	23,000	9,500
Loan	10	150	150
Tangible fixed assets
Tangible fixed assets, net	12
FPSOs		1,111,978	1,213,532
Other tangible fixed assets		297,089	61,429
Income tax receivable		2,626	2,330
Deferred income taxes	26,30	122,177	106,783
Financial instruments at fair value	28	3,293	2,125
Debt arrangement fees	13	17,756	14,327
Total non current assets		1,578,069	1,410,176
		1,749,010	1,529,685

The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.
Consolidated Balance Sheets (Continued)

		At December 31,
	Note	2006	2005
		(in U.S.$ thousands, except share and per share amounts)
LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Accounts payable		25,599	18,070
Related party		125	125
Income taxes	26,30	726	1,010
Wage taxes and social security contributions		2,914	2,564
Other liabilities and accrued expenses	14	82,012	85,766
Billings in excess of cost and unrealized income	9	12,300	11,624
Short-term loan	15	3,441	—
Current portion of long-term debt	17	51,101	52,116
Total current liabilities		178,218	171,275
Non current liabilities
Long term bank loans	16,17	551,665	356,266
10 1/4% Senior Notes due 2012	18,19	310,381	306,810
Long term loans, related party	20	153,823	147,031
Financial instruments at fair value	28	—	17,258
Pensions	21	1,119	1,381
Total non current liabilities		1,016,988	828,746
Minority interest	31	44,607	34,182
Shareholder’s equity
Non profit sharing 5% non cumulative preference shares, U.S.$1,000 par value, 34,000 shares authorized, issued and outstanding as of December 31, 2006 and 2005, respectively		34,000	34,000
Common shares, U.S.$1,000 par value, 136,000 shares authorized, issued and outstanding as of December 31, 2006 and 2005, respectively		136,000	136,000
Retained earnings	32	353,628	348,207
Accumulated other comprehensive loss	33	(14,431)	(22,725)
Total shareholder’s equity		509,197	495,482
		1,749,010	1,529,685

The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.
Consolidated Statements of Income

		For the years ended December 31,
	Note	2006	2005	2004
		(in U.S.$ thousands, except share and per share amounts)
Revenues	27	437,912	398,990	437,665
Operating expenses
Operations expenses	22	246,795	255,597	314,073
Selling, general and administrative	23	13,047	11,310	9,754
Depreciation of tangible fixed assets	12	106,344	94,953	72,995
Other operating income	25	—	(30,702)	(3,738)
		366,186	331,158	393,084
Operating income		71,726	67,832	44,581
Financial income and expense
Interest income		1,831	3,550	3,355
Interest expense		(79,065)	(54,464)	(44,940)
Currency exchange results		9,931	(14,873)	2,924
		(67,303)	(65,787)	(38,661)
Income before income taxes and minority interest		4,423	2,045	5,920
Income tax benefits	26,30	(11,548)	(16,421)	(469)
Income before minority interest		15,971	18,466	6,389
Minority interest	32	10,550	5,163	—
Net income	31	5,421	13,303	6,389
Basic and diluted earnings per common share		40	98	47
Weighted average number of common shares outstanding		136,000	136,000	136,000

The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.
Consolidated Statements of Changes in Shareholder’s Equity

	For the years ended December 31, 2006, 2005 and 2004
	Issued and Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
	(in U.S.$ thousands)
Balance at December 31, 2003	170,000	328,515	(23,127)	475,388
Net income 2004	—	6,389	—	6,389
Increase in fair value of cash flow hedges (net of tax of U.S.$555)	—	—	1,032	1,032
Reclassification adjustments for settled portion of hedge realized in net income (net of tax of U.S.$299)	—	—	556	556
Translation result	—	—	(1,620)	(1,620)
Comprehensive income for the year	—	—	—	6,357
Balance at December 31, 2004	170,000	334,904	(23,159)	481,745
Net income 2005	—	13,303	—	13,303
Decrease in fair value of cash flow hedges (net of tax of U.S.$412)	—	—	(961)	(961)
Reclassification adjustments for settled portion of hedge realized in net income (net of tax of U.S.$84)	—	—	(197)	(197)
Translation result	—	—	1,592	1,592
Comprehensive income for the year	—	—	—	13,737
Balance at December 31, 2005	170,000	348,207	(22,725)	495,482
Net income 2006	—	5,421	—	5,421
Increase in fair value of cash flow hedges (net of tax of nil)	—	—	6,643	6,643
Reclassification adjustments for settled portion of hedge realized in net income (net of tax of U.S.$1,798)	—	—	(583)	(583)
Translation result	—	—	2,234	2,234
Comprehensive income for the year	—	—	—	13,715
Balance at December 31, 2006	170,000	353,628	(14,431)	509,197

The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.
Consolidated Statements of Cash Flows

	For the years ended December 31,
	2006	2005	2004
		(as restated, see note 34)
Cash flows from operating activities
Net income	5,421	13,303	6,389
Adjustments to reconcile net income to cash provided by operating activities
Depreciation of tangible fixed assets	106,344	94,953	72,995
Amortization of debt arrangement fees	3,109	2,938	2,730
Increase in deferred income tax assets	(13,597)	(19,858)	(1,431)
Accrued interest on long-term loan from related party	10,256	9,946	7,426
Amortization of discount on 10 1/4% Senior Notes due 2012	355	355	355
Amortization benefit from unwinding swap	3,058	(674)	(767)
Change in pension provision	393	(92)	326
Increase/(decrease) in provision for uncollectible accounts receivable	(10)	(520)	212
(Gain)/loss on foreign currency forward contracts	(6,398)	4,801	(1,607)
Change in fair value of interest rate swap and caps	6,760	(6,650)	—
Interest accrued on restricted deposits	—	4,270	(5,426)
Minority interest in income of subsidiaries	10,550	5,163	—
Change in operating assets and liabilities, net of effect of acquisitions
(Increase)/decrease income taxes receivable	(296)	1,078	(297)
Increase in work in process	(14,480)	(1,327)	(5,779)
(Increase)/decrease in trade receivables	(11,941)	7,329	(8,555)
(Increase)/decrease in related party receivables	99	11	(8)
(Increase)/decrease in other receivables	(19,384)	(787)	1,135
(Increase)/decrease in prepaid expenses	(4,203)	842	(2,125)
Interest withdrawn from restricted deposits	—	(2,992)	(3,103)
Increase in accounts payable	(777)	(8,512)	(1,579)
(Increase)/decrease in other liabilities and accrued expenses	(14,136)	23,015	11,422
Increase/(decrease) in other short term liabilities other than loans	66	(26)	(220)
Increase in billings in excess of cost and unrealized income	676	3,172	4,131
Decrease of non current liabilities, other than loans	—	(34,422)	(4,563)
Net cash provided by operating activities	61,865	95,316	71,661
Cash flows from (used in) investing activities
Additions to tangible fixed assets	(218,090)	(391,596)	(22,643)
Disposals of tangible fixed assets	—	25	1,476
Loans provided	(2,000)	—	(50)
Additions to financial investments	(13,500)	(2,000)	(7,500)
Proceeds from restricted deposits	—	88,656	54,130
Deposited to restricted deposits	—	(1,865)	(44,157)
Net cash used in investing activities	(233,590)	(306,780)	(18,744)
Cash flows provided by (used in) financing activities
Proceeds from long term and short term loans from banks and third parties	487,108	442,194	110,966
Premium paid for interest rate cap	(1,984)	(1,462)	—
Payments from unwinding swap transaction	(23,750)	(6,898)	—
Redemption of loans and short term bank liabilities	(292,625)	(246,004)	(151,248)
Debt arrangement fees	(6,538)	(1,137)	—
Minority interest	—	29,019	—
Net cash provided by (used in) financing activities	162,211	215,712	(40,282)
Translation effect on cash	8,991	(3,209)	(3,585)
Net increase in available cash and cash equivalents	(523)	1,039	9,050
Cash and cash equivalents at beginning of the year	43,026	41,987	32,937
Cash and cash equivalents at end of the year	42,503	43,026	41,987
Additional cash flow disclosures
Interest paid	65,298	39,930	35,169
Income taxes paid	2,152	2,945	2,115

The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.
Notes to Consolidated Financial Statements
at December 31, 2006 and 2005 and each of the three years in the period ended December 31, 2006
(all amounts in U.S.$ thousands, except share and per share amounts)

1.                 General

(a)          Structure

Aurelia Energy N.V. (the “Company”) has its legal seat in Willemstad (Curaçao), Netherlands Antilles. The Company’s principal activity is to act as a holding company for the Bluewater group.

All common shares and preference shares of the Company are held by a newly founded company Aurelia Holding N.V., Willemstad (Curaçao), Netherlands Antilles, of which all shares are directly held by the Jacaranda Trust, an irrevocable discretionary trust constituted under the laws of Jersey. The former Aurelia Holding N.V., which previously held all common and preference shares of the Company, has been liquidated.

Its major investment is Bluewater Energy N.V., the holding company of a group of companies engaged in the supply of services and products to the oil industry. Bluewater Energy N.V. together with its group companies are referred to herein as Bluewater.

The registrant’s office address is Landhuis Joonchi, Kaya Richard J. Beaujun z/n, Curaçao, the Netherlands Antilles.

(b)           Activities

Bluewater is a specialized service provider to, and operator in, the offshore oil industry. Bluewater (i) designs, develops, owns and operates floating production storage and offloading units (“FPSOs”) which are leased to oil companies under medium and long-term lease contracts, and (ii) designs, develops, performs project management with respect to, and constructs, single point mooring systems (“SPMs”).

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

Revenues are earned from the fixed day rates consisting of a facility fee and depending on the contract an indexed operating fee that is received from the operation of FPSOs pursuant to leases with oil companies, supplemented primarily with fees from predetermined thresholds on volumes produced (oil production, water injection, and gas uplift) and predetermined levels of uptime, and from the design, engineering and management services that are provided in the various FPSO and SPM projects being managed. FPSO and SPM projects are being managed from the initial design and engineering phase to final installation. Further Bluewater engages subcontractors in the fabrication of FPSOs, SPMs and auxiliary equipment.

2.                 Principles of Consolidation

All significant intercompany balances and transactions are eliminated in consolidation. The consolidated financial statements integrally include the financial statements of the Company and the following group companies:

Name	Legal Seat
Bluewater After Sales N.V. (former Bluewater (New Hull) N.V.)	Willemstad, Curaçao
Bluewater (Aoka Mizu) N.V	Willemstad, Curaçao
Bluewater (Bleo Holm) N.V.	Willemstad, Curaçao
Bluewater Brazil Ltda	Rio de Janeiro, Brazil
Bluewater China Offshore Equipment Production Co Ltd	Tianjin, China
Bluewater (Dyphavet) B.V	Hoofddorp, The Netherlands
Bluewater Energy N.V.	Willemstad, Curaçao
Bluewater Energy Services B.V.	Haarlemmermeer, The Netherlands
Bluewater Energy Services (Malaysia) Bhd. Sdn	Kuala Lumpur, Malaysia
Bluewater Equipment Leasing Ltd.	Valletta, Malta
Bluewater Ettrick Production (UK) Ltd.	London, United Kingdom
Bluewater Finance Ltd.	George Town, Cayman Islands
Bluewater Floating Production B.V.	Hoofddorp, The Netherlands
Bluewater (Floating Production) Ltd.	London, United Kingdom
Bluewater (Glas Dowr) N.V.	Willemstad, Curaçao
Bluewater (Haewene Brim) N.V.	Willemstad, Curacao
Bluewater Holding B.V.	Hoofddorp, The Netherlands
Bluewater International B.V.	Hoofddorp, The Netherlands
Bluewater (Malta) Ltd.	Valletta, Malta
Bluewater Manning Services Ltd.	London, United Kingdom
Bluewater (Munin) N.V.	Willemstad, Curacao
Bluewater New Hull B.V. (former Refugio B.V.)	Hoofddorp, The Netherlands
Bluewater Norway ANS.	Oslo, Norway
Bluewater Offshore Production Systems Ltd.	Valletta, Malta
Bluewater Offshore Production Systems Nigeria Ltd.	Lagos, Nigeria
Bluewater Offshore Production Systems N.V.	Willemstad, Curaçao
Bluewater Offshore Production Systems (USA) Inc.	Delaware, United States of America
Bluewater Offshore France S.A.S	Paris, France
Bluewater Oil & Gas Investments Ltd.	Lagos, Nigeria
Bluewater Operations (UK) Ltd.	London, United Kingdom
Bluewater Services International Private Ltd.	Singapore
Bluewater Services (UK) Ltd.	London, United Kingdom
Bluewater Terminal Systems N.V.	Willemstad, Curaçao
Bluewater (Tullebuk) B.V	Hoofddorp, The Netherlands
Bluewater (UK) Ltd.	London, United Kingdom
Lufeng Development Company ANS	Oslo, Norway
Pierce Production Company Ltd.	London, United Kingdom
PR Jotun DA.	Sandnes, Norway
Supernova Energy B.V. (former Luludia Asset Finance B.V.)	Hoofddorp, The Netherlands
Certain non-operating or dormant entities

All consolidated group companies are controlled and 100% owned by the Company, except for PR Jotun DA in which the Company has a 55% ownership interest and Bluewater Energy Services (Malaysia)

Bhd. Sdn., in which the Company has a 49% ownership interest. Both are fully consolidated in accordance with the provisions of FIN 46R.

3.                 Accounting Principles

(a)          General

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America as summarized below. These accounting principles have been applied consistently throughout all years presented.

All significant intercompany accounts and transactions are eliminated in consolidation.

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

(c)            Foreign currencies

i.                    Reporting currency

Because of the international nature of the Company’s activities and the fact that the Company’s transactions are primarily denominated in U.S. dollars, the financial statements are presented in U.S. dollars.

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

iv.              Foreign entities

Assets and liabilities of foreign group companies not denominated in U.S. dollars are for consolidation purposes translated into U.S. dollars at the rates of exchange prevailing at year-end. Each month, income and expenses are translated at the weighted average rates of exchange for the month.

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

The estimated useful lives are:

Buildings	33 years
FPSOs	15 years
Trading vessels	25 years
Machinery and other equipment	3-12 years
Office equipment and other tangible fixed assets	4-10 years

Tangible fixed assets operated by the Company under a financial lease agreement are capitalized.

(h)          Impairment of long-lived assets

The Company periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets”. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, the Company will compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, the Company will record impairment losses to write the asset down to fair value, measured by the discounted estimated net future cash flows expected to be generated from the assets. During the three years ended December 31, 2006, no impairment losses have been recorded by the Company.

(i)             Debt arrangement fees

Debt arrangement fees represent costs incurred in arranging and refinancing the corporate credit facility, costs incurred in the issuance of 10 1/4% Senior Notes due 2012 and costs incurred in arranging a loan agreement to finance the acquisition of a 55% ownership in PR Jotun DA. The debt arrangement fees are amortized on a straight line basis to interest expenses over the term of the refinanced credit facility, the term of the 10 1/4% Senior Notes due 2012 and the term of the loan agreement, respectively. Amortization on a straight-line basis approximates the effective interest rate method over the duration of the related debt.

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

Period operating costs incurred to earn revenues from an operating lease are recognized as an expense in the income statement in the period in which they are incurred. Direct operating costs incurred specifically to earn future revenues from an operating lease are recognized as an expense in the period in which the related revenues are also recognized in income.

(k)           Pensions

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

(l)              Financial instruments

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

Currently, the Company actively uses both interest rate caps and foreign currency exchange contracts to mitigate its potential exposures to movements in interest rates and currency exchange rates. The Company elected to designate both the interest rate caps and some of the foreign currency exchange contracts as hedging instruments. The net gains and losses on the revaluation of the derivative instruments that are designated and qualify as cash flow hedges are reported as a separate component of accumulated other comprehensive income/(loss) to the extent the hedge is effective. Accordingly, the foreign currency exchange contracts and interest rate caps are marked to market at each reporting date with the fair value being recognized in the balance sheet and the corresponding gains and losses being reported as a separate component of accumulated other comprehensive income/(loss) to the extent the hedge is effective and for the ineffective part under interest expense and currency exchange results in the income statement for the interest rate caps and the foreign currency exchange contracts respectively.

(m)       Revenue recognition

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

(n)          Research and development costs

Research and development costs are expensed in the period in which they are incurred. Research and development expenditures for the years 2006, 2005 and 2004 amount to U.S.$550, U.S.$500 and U.S.$450, respectively.

(o)           Income taxes

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

(p)           Provisions

Provisions are recognized when a present obligation as a result of a past event exists, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(q)           Contingencies and litigation

From time to time the Company is party to various legal proceedings arising out of the ordinary course of business, as disclosed in note 30 to the consolidated statements. In connection with these proceedings and claims, the Company evaluates, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss can be reasonably estimated. Significant subjective judgments are required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond the Company’s control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies.

The Company accrues for legal costs related to litigation at the time when the related legal services are rendered.

(r)            New Accounting Principles

SFAS 153

In December 2004, the FASB issued Statement No. 153 (“SFAS 153”), “Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29”. SFAS 153 eliminates the exception in Opinion No. 29 for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that lack commercial substance. The statement became effective on January 1, 2006. Adopting SFAS 153 did not have a material impact on the Company’s consolidated financial statements.

SFAS 123R

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (“SFAS 123R”), concerning Share-Based Payment. SFAS 123R is a revision of Statement No. 123, “Accounting for Stock-Based Compensation”, which the Company adopted for disclosure purposes in 2003. SFAS 123R supersedes APB Opinion No. 25, that allowed the use of the intrinsic value for measuring stock-based compensation expenses for stock issued to employees. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R contains certain changes compared with the original pronouncement. The provisions of this statement are effective for financial statements issued for fiscal years beginning after January 1, 2006. The statement became effective on January 1, 2006. Adopting SFAS 123R did not have a material impact on the Company’s consolidated financial statements.

SFAS 155

In February 2006, the FASB issued Statement No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments”, an amendment of FASB Statements No. 133 and 140. SFAS 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with Statement 133. The provisions of this statement will be effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of SFAS 155 will have a material impact on the Company’s consolidated financial statements.

SFAS 156

In March 2006, the FASB issued Statement No. 156 (“SFAS 156”), “Accounting for Servicing of Financial Assets”, an amendment of FASB Statement No. 140. SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. The provision of this statement will be effective for all financial statements issued for fiscal years beginning after September 15, 2006. The Company does not anticipate that the adoption of SFAS 156 will have a material impact on the Company’s consolidated financial statements.

FIN 46(R)-6

In April 2006, the FASB issued interpretation No. 46(R)-6. This interpretation addresses how a company should determine the variability to be considered for variable interest entities. FIN 46(R)-6 becomes effective on January 1, 2007. The Company does not expect that application of the interpretation will change the conclusions of assessment of variable interest entities in previous periods if a reconsideration event would occur that would require a reassessment under FIN 46(R).

FIN 48

In June 2006, the FASB issued interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company is still in the process of determining the effects of this interpretation. The interpretation is effective for fiscal years beginning after December 15, 2006.

SFAS 157

In September 2006, the FASB issued Statement No. 157 (“SFAS 157”), “Fair Value Measurements”. This statement defines fair value, clarifies various concepts used in fair value measurements, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is still in the process of reviewing possible impacts of this new standard.

SFAS 158

In September 2006, the FASB issued Statement No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. This statement requires an employer to recognize the funded status of a defined-benefit pension plan—measured as the difference between plan assets at fair value and the defined-benefit pension obligation—in its balance sheet. The offset of recognizing the funded status is recorded in accumulated other comprehensive income (within stockholders’ equity). Actuarial gains or losses and prior-service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FASB Statement No. 87 or 106, are recognized as a component of other comprehensive income, net of taxes. Amounts recognized in accumulated other comprehensive income, including the gains or losses, prior service costs or credits, and the transition obligation remaining from the initial application of FASB Statement No. 106, are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of those Statements. SFAS 158 will also require measurement of defined-benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet. Because the Company does not have publicly traded equity securities, the recognition and disclosure requirements are effective for the Company for fiscal years ending after June 15, 2007. As described in note 21, as of December 31, 2006 the Company has unrecognized actuarial losses of U.S.$810 that will be required to be recognized upon adoption of SFAS 158. The measurement date requirement is effective for fiscal years ending after December 15, 2008.

SAB 108

In September 2006, the US Securities and Exchange Commission issued SAB 108 “Considering the effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 requires a “dual approach” under which both the rollover method and the iron curtain method must be used to quantify financial statement misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not result in any restatements or additional disclosures.

4.   Operating Lease Arrangements for FPSOs

The material terms of the Company’s FPSO agreements and the related revenue recognition policies are as follows:

(a)          FPSO Uisge Gorm

The FPSO Uisge Gorm fees earned consist of:

•       A facility fee per day which is fixed for the lease period on the basis of a maximum number of days’ downtime per quarter. If the number of days’ downtime per quarter exceeds a certain limit, the facility fee can be reduced by a maximum of 50%, unless the Company demonstrates practical best endeavors in restarting production. The facility fee is recognized on a straight-line basis over the lease period. The reductions for downtime, if any, are recognized quarterly when incurred. This fee was terminated as of December 31, 2004 and replaced by  fee payments which are related to specified and agreed upon volumes of oil produced. Tariff payments that depend on the volumes of oil are recognized when the specified and agreed upon volumes have been produced, with a guaranteed minimum per day.

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

•       Fee payments that depend on the price of oil are recognized up to a specified maximum when the agreed-upon price level of oil has been reached. This maximum was reached in October 2001.

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

On November 30, 2005 the FPSO agreement was terminated and simultaneously the production of the vessel was continued under a bareboat agreement. The fees earned under the bareboat agreement consist of a charter fee per day which is fixed for the charter period. The charter fee is recognized on a straight-line basis over the charter period.

(c)            FPSO Glas Dowr

The FPSO Glas Dowr fees earned consist of:

•       A facility fee per day which is fixed for the lease period on the basis of minimum average oil production and gas injection and separately water injection of which uptimes per month exceeds 95%. The uptimes are determined by a predescribed formula based on the barrels of oil produced. If the oil production and gas injection uptime falls below this threshold, the facility fee is adjusted downward monthly. The facility fee is recognized on a straight-line basis over the lease period. The downward adjustments for uptime, if any, are recognized monthly when incurred. In addition, the facility fee is adjusted downward if the actual water injection uptime over a two month period falls below the agreed threshold. After the minimum contract period, the facility fee will be adjusted upward.

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

•       Fee payments which are related to specified and agreed upon volumes of oil produced and which are guaranteed for a minimum amount of barrels. After a minimum amount of barrels are produced, the tariff payment will be adjusted upwards but is no longer guaranteed.

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

•       Fee payments which are related to a reduction in the number of required shut down days, subject to a specified maximum.

(e)            FPSO Munin

From October 2004 until March 2005 the FPSO Munin fees earned consist of:

•       A defined day rate that consisted of a facility fee and a fixed operating fee. In order to receive the full facility fee, the Company had to maintain a production rate of at least 50,000 barrels of oil produced per day and achieve an uptime of at least 97% in each month, unless otherwise agreed with Conoco Phillips. When the Company’s production level or uptime was below the applicable threshold, the Company’s facility fee was reduced on a pro rata basis.

•       Fixed ancillary fees to reimburse the Company for various costs associated with the performance of the Company’s our duties under the agreement.

The contract with Conoco Phillips ended in March 2005 as per contract. In June 2005 the vessel restarted production from the Lufeng field for Statoil Orient Inc. Under this revised agreement  the FPSO Munin fees earned consist of:

•       A fixed daily hire rate per day plus a tariff for every barrel of oil produced. The average anticipated revenue over this 3 year period is expected to be approximately U.S.$55 to U.S.$60 per day.

•       A monthly lump sum payment to cover a pre-defined scope of work for operations support, including the vessel insurance.

•       All other costs incurred by Bluewater such as crew costs, flag and classification services etc., are reimbursed by Statoil Orient Inc. at cost.

The daily fee is recognized on a straight-line basis over the lease period. Fee payments that depend on the volumes of oil are recognized when the specified and agreed-upon volumes have been produced.

(f)             FPSO Jotun A

The FPSO Jotun A fees earned consist of a charter fee per day which is fixed at different levels for certain periods during the term of the lease. The charter fee is recognized on a straight-line basis over the charter period.

(g)           Shuttle tanker Hanne Knutsen

On February 9, 2006, the Company entered into an agreement to purchase the shuttle tanker MT ”Hanne Knutsen”. Delivery and payment of the shuttle tanker occurred on June 29, 2006. Since then the Company has agreed to bareboat charter the vessel back to the previous owner for a period of eleven months in anticipation of a new FPSO project at a charter fee per day which is fixed for the charter period. The charter fee is recognized on a straight-line basis over the charter period.

(h)          Contingent payments

Contingent payments recognized as revenue for the years 2006, 2005 and 2004 amounted to U.S.$50,953, U.S.$94,740 and U.S.$156,252, respectively.

(i)             Guaranteed day rates

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

Bleo Holm.   The Company receives from Talisman a defined day rate of approximately U.S.$114 which is a charter fee for the provision of the FPSO and associated equipment. Under the terms of the existing Bare Boat Charter, Talisman is obligated to continue to make payments until May 2007, after which the contract will continue at pre-agreed rates until July 2012 unless terminated by Talisman.

Glas Dowr.   During the minimum contract period of three years, PetroSA will be required to pay a minimum fee of approximately U.S.$124 per day plus guaranteed tariff payments for each barrel of oil produced commencing on the date of first oil, which was achieved in the end of December 2003. The minimum fee per day consists of a fixed facility fee, a fixed operating fee and a fee for shuttle tanker services. The minimum guaranteed tariff payments until the end of the minimum contract period amount to U.S.$44,000. The minimum contract period under the service agreement commences on the date of first oil and will last for three years. Following the expiration of the minimum contract period, the service agreement will continue for a further seven years unless terminated by PetroSA with 8 months’ notice. As a consequence, without termination, the contract term is ten years.

Haewene Brim.   The Company receives from Enterprise Oil/Shell a defined day rate of approximately U.S.$150 that consists of a facility fee for the provision of the FPSO and associated equipment (indexed to the pound sterling-U.S.$ exchange rate) and an indexed operating fee for the operation, maintenance and insurance of the vessel. Enterprise Oil/Shell is obligated to continue to make payments to the Company under its service agreement until the agreement expires in March 2014. The minimum guaranteed term of the service agreement expired in March 2005, permitting Enterprise Oil/Shell to terminate the agreement at any time upon 12 months’ written notice.

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

Jotun A.   The Company receives from Exxon a defined day rate of approximately U.S.$180 for the period July 1, 2005 - June 30, 2007. For the period July 30, 2007 - June 30, 2010 the Company receives a defined day rate of U.S.$160 per day. Under the existing bareboat charter, Exxon is obliged to continue to make payments until June 30, 2010, after which the contract will continue at pre-agreed rates until June 30, 2020 unless terminated by Exxon.

5.   Tax Lease Structures for FPSOs Uisge Gorm, Glas Dowr, Bleo Holm and Haewene Brim

As of December 31, 2004 the Company was party to tax lease structures with a leasing subsidiary of a UK bank (“the lessor”). The Company leased the FPSOs Uisge Gorm and Glas Dowr and the process facilities on board the FPSO Bleo Holm and on board of the FPSO Haewene Brim from the lessor for a period of 15 years commencing for the Uisge Gorm in August 1995, for the FPSO Glas Dowr in August 1997 and for the process facilities on board the FPSO Bleo Holm in April 1999 and for the process facilities on board the FPSO Haewene Brim in April 2003. Substantially, all risks and rewards relating to the assets, including the proceeds in case the assets are sold, were for the account of the Company. As a consequence, the Company owned the full future economic rights to these assets. The above was reflected in the Company’s balance sheet by continuing to reflect the FPSOs as tangible fixed assets, at historical cost.

On November 3, 2005 all tax lease structures that were in effect for FPSO Uisge Gorm, FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim were terminated. As a result of the termination, the Company regained full ownership of the FPSO Uisge Gorm, the FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim. The related tax lease benefits liability has been released as other operating income and restricted deposits were discharged and proceeds were used  for repayment of the corporate credit facility.

6.   Cash and Cash Equivalents

Facility fees received under operating leases are kept in restricted accounts amounting to U.S.$5,966 at December 31, 2006. These funds are used to make repayments under the corporate credit facility.

7.   Accounts Receivable

Accounts receivable are as follows:

	2006	2005
	(in U.S.$ thousands)
Trade	44,413	32,452
Less provision for uncollectible accounts	933	923
Net trade receivables	43,480	31,529
Related party	—	99
	43,480	31,628

The movement in the provision for uncollectible accounts is as follows:

	2006	2005	2004
	(in U.S.$ thousands)
January 1	923	1,443	1,231
Additions	15	36	486
Release	(5)	(556)	(27)
Write offs	—	—	(247)
December 31	933	923	1,443

Accounts receivable as presented under current assets mature within one year.

8.   Other Receivables

Other receivables are specified as follows:

	2006	2005
	(in U.S.$ thousands)
Accrued income	26,207	21,636
Fair value of forward currency exchange contracts	1,072	—
Accrued interest on the fixed-to-floating interest rate swap	—	11
Insurance receivables	13,530	1,925
VAT	4,177	791
Other	52	1,291
Total	45,038	25,654

9.   Work in Process

Work in process arises when revenues have been earned but the amounts cannot be billed under the terms of the contracts. Such amounts are recoverable from customers upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of the contract. Work in process contains directly allocable costs (labor costs of services provided by third parties) as well as the appropriate portion of overheads including pro rata administrative expenses.

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

Work in process is specified as follows:

	2006	2005
	(in U.S.$ thousands)
Cost incurred on projects	123,370	90,271
Profit/(loss) recognized, less loss provisions taken	11,597	(25,109)
Revenues recognized	134,967	65,162
Invoiced to customers	(117,613)	(61,612)
	17,354	3,550
Which is specified as follows:
Cost incurred in excess of billings (work in process)	29,654	15,174
Billings in excess of cost and unrealized income	(12,300)	(11,624)
	17,354	3,550

10.   Loan

A loan amounting to U.S.$100 was provided to Emerald Energy Resources Ltd. (“Emerald”) on November 13, 2003. On January 16, 2004 an additional amount of U.S.$50 was provided. Repayment was due on November 13, 2005, however the management of the Company has the intention of extending the loan agreement. The loan bears an interest at a margin of 2.5% over LIBOR.

On October 13, 2006 a loan of U.S.$2,000 was provided to Emerald, AERD Projects Nigeria Ltd. and Amni Oil and Gas Ltd. Repayment is due on April 13, 2007. The loan bears an interest at a margin of 3% over LIBOR.

11.   Financial Investment

On May 26, 2004, Bluewater International B.V. entered into an agreement with Emerald Energy Resources Ltd. (“Emerald”), a Nigerian indigenous oil company, which holds a 33% working interest in Nigerian oil producing license OPL229, for the acquisition of shares of Emerald at a total price of U.S.$3,000. On November 25, 2004 and April 27, 2005, Bluewater International B.V. obtained additional ordinary shares of Emerald at a total price of U.S.$4,500 and U.S.$2,000 respectively. The total investment in Emerald consists of 4,800,000 shares which represents approximately 11.4% of its outstanding capital and is stated at historical cost.

On August 1, 2006, Bluewater International B.V acquired 11,111,111 shares which represents 11.1% ownership interest at the total price of U.S.$13,500 in Amni Oil and Gas Ltd., a Nigerian company which holds a 27% working interest in Nigerian Oil producing license OPL229. The investment is stated at historical cost.

12.   Tangible Fixed Assets

	FPSOs	Hull and Trading Vessel	Machinery and Equipment	Office Equipment and Other Tangible Fixed Assets
	(in U.S.$ thousands)
Cost
January 1	1,708,277	54,797	38,389	6,385
Additions	1,891	131,471	—	485
Disposal	—	—	—	(1)
Transfer	—	(54,797)	—	—
Translation result	573	—	—	219
December 31	1,710,741	131,471	38,389	7,088
Accumulated depreciation
January 1	494,745	—	38,389	4,577
Depreciation for the year	103,553	2,235	—	556
Disposal	—	—	—	(1)
Translation result	465	—	—	173
December 31	598,763	2,235	38,389	5,305
Net book value	1,111,978	129,236	—	1,783

	Fixed Assets under Construction	Total 2006	Total 2005
	(in U.S.$ thousands)
Cost
January 1	4,824	1,812,672	1,420,853
Additions	106,449	240,296	392,276
Disposal	—	(1)	(29)
Transfer	54,797	—	—
Translation result	—	792	(428)
December 31	166,070	2,053,759	1,812,672
Accumulated depreciation
January 1	—	537,711	443,092
Depreciation for the year	—	106,344	94,953
Disposal	—	(1)	(2)
Translation result	—	638	(332)
December 31	—	644,692	537,711
Net book value	166,070	1,409,067	1,274,961

The Company’s hull that is not in service and is held in anticipation of use in future FPSO projects is not depreciated. On March 31, 2006 the Company entered into a service agreement with Nexen Petroleum U.K. Ltd. (“Nexen”) with respect to the provision and operation of a FPSO for production on the Ettrick field on the UK continental shelf. For this project the Company’s existing hull Aoka Mizu is being converted into a FPSO.

As of December 31, 2006, an amount of U.S.$59,536 (2005—U.S.$53,072) relating to capitalized interest is included in the cost value of the FPSOs and fixed assets under construction. Interest capitalized for the years 2006, 2005 and 2004 amounts to U.S.$6,464, U.S.$nil and U.S.$385 respectively.

As of December 31, 2006, the gross carrying amount of certain machinery and equipment amounting to U.S.$38,389 and of certain office equipment amounting to U.S.$3,372 is fully depreciated. As of December 31, 2006, all these items are still in active use.

The carrying amount of tangible fixed assets sold during December 31, 2006 amounted to U.S.$nil (2005—U.S.$27).

On April 4, 2005 Bluewater Oil and Gas Investments Ltd. (“BOGI”) obtained a 2% working interest in a Nigerian Oil Processing Block OPL229, operated by Emerald, at a price of U.S.$400. During 2005 and 2006, BOGI invested U.S.$796 in OPL 229. This investment consists of expenditures in connection with the development of OPL 229. The working interest in OPL 229 qualifies as a mineral interest in property and is therefore capitalized under Other Tangible Fixed Assets. Once the field goes into production the costs will be amortized as the related oil and gas reserves are produced under the unit of production method.

On February 9, 2006, the Company entered into an agreement to purchase the shuttle tanker MT “Hanne Knutsen” for the amount of U.S.$131,471. Delivery and payment of the shuttle tanker occurred on June 29, 2006. Since then the Company has agreed to bareboat charter the vessel back to the previous owner for a period of eleven months in anticipation of a new FPSO project. The vessel  is held for use in future FPSO projects.

13.   Debt Arrangement Fees

Debt arrangement fees as of December 31, 2006 represent costs incurred relating to arranging and refinancing the long term corporate credit facility, the issuance of the 10 1/4% Senior Notes due 2012 and the loan agreement to finance the acquisition of a 55% ownership in PR Jotun DA. At December 31, 2006, the net book value of the debt arrangement fees relating to the arranging and refinancing of the corporate credit facility, the 10 1/4% Senior Notes due 2012 and the loan agreement amount to U.S.$10,863, U.S.$6,029 and U.S.$865 respectively. These fees are amortized on a straight line basis to interest expenses over the term of the facilities; being, 5½ years for the current corporate credit facility, 10 years for the 10 1/4% Senior Notes due 2012, and 6 1/4 years for the loan agreement.

14.   Other Liabilities and Accrued Expenses

Other liabilities and accrued expenses are specified as follows:

	2006	2005
	(in U.S.$ thousands)
Accrued interest	14,998	14,092
Deferred revenues	7,332	12,014
Accrued expenses	52,248	44,646
Fair value of forward currency exchange contracts	—	7,417
Short term portion of pension liability	2,894	2,240
Provision project loss	2,435	4,305
Other	2,105	1,052
Total	82,012	85,766

15.   Short Term Loan

The loan has been provided by Enterprise Oil on December 13, 2006 to fund accelerated maintenance and repair works that would otherwise have been performed in 2007. The loan does not carry any interest and repayment is due on or before August 31, 2007.

16.   Lines of Credit

As of December 31, 2006 the maximum amount available under the Company’s corporate credit facility was U.S.$822,000 ( 2005—U.S.$320,000), being 66.7% of the aggregate fair market value of the Company’s current FPSO fleet, excluding FPSO Jotun. As of this date an amount of U.S.$363,354 has been drawn and therefore the remaining borrowing capacity under the corporate credit facility as of December 31, 2006 amounted to U.S.$458646 (2005—U.S.$203,146). The used portion of the facility is presented under long-term loans in the balance sheet.

The conditions to the corporate credit facility are disclosed with the related borrowings as presented under note 17.

17.   Long-Term Bank Loans

Long-term bank loans at December 31, 2006 and 2005 represent loans as part of the lines of credit described under note 16, granted by a bank consortium for financing Bluewater’s ownership of the FPSO’s.

On June 29, 2006, the Company refinanced its outstanding debt under the U.S.$600,000 revolving credit facility with funds drawn under a U.S.$850,000 syndicated secured reducing revolving credit facility (the “RCF”). The RCF has been used to refinance outstanding amounts under the existing U.S.$600,000 revolving credit facility, to finance the construction of the FPSO Aoka Mizu, to purchase the Hanne Knutsen, and will be used to upgrade existing FPSOs and for general corporate purposes. The costs incurred in arranging the corporate credit facility have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the facility. The margin, which is currently 0.60%, could increase to a maximum of 0.85% depending on, among other factors, the amount outstanding under the facility. As of December 31, 2006 the interest rate on the corporate credit facility including margin over LIBOR was approximately 5.95%.

The facility is primarily secured with mortgages over the FPSOs and assignments of incoming cash flows generated from contracts with clients concerning the FPSOs.

To limit its interest exposure, on August 10, 2006 and August 11, 2006 the Company purchased interest rate caps relating to U.S.$300,000 of the total outstanding amount under its corporate credit facility. These interest rate caps have a strike rate of 6.5%, limiting the maximum interest costs on that principal amount to 6.5% excluding margin. The interest rate caps have fixed notional amounts of U.S.$200,000, U.S.$50,000 and U.S.$50,000 and are aligned with the maturity of the refinanced corporate facility.

On July 1, 2005, the Company entered into a U.S.$175,000 loan agreement to finance the acquisition of a 55% ownership interest in PR Jotun DA. This non-recourse loan will amortize to zero over a period of six and a quarter years, with the final amortization occurring in September 2011. Interest equals 0.60% over LIBOR. The average interest rate during the year 2006 was 5.65%. To limit its interest exposure after July 3, 2006, the Company purchased an interest rate cap which has a strike rate of 4.4%, limiting the maximum interest costs to 5%. The interest rate cap has a starting notional amount of U.S.$143,900 and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan.

The costs incurred in arranging this loan agreement have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the loan. The loan is secured with a mortgage over the FPSO Jotun A and an assignment of the bareboat charter contract with the Jotun field partners to the lenders.

On July 1, 2005, PR Jotun DA entered into a U.S.$143,182 loan agreement with Standard Marine Nordsjo AS (“SMNAS”) to finance the acquisition of the FPSO Jotun A. The loan will amortize to zero over a period of six and a quarter years, with its final amortization occurring in September 2011. Interest equals 5%.

As of December 31, 2006 the consolidated amount of debt borrowed in connection with PR Jotun DA was U.S.$239,412. During the twelve months ended December 31, 2006 and the twelve months ended December 31, 2005 repayments of the borrowed debt were made of U.S.$52,088 and U.S.$26,654 respectively.

18.   10 1/4% Senior Notes due 2012

In February 2002, the Company issued U.S.$260,000 aggregate principal amount of 10 1/4% Senior Notes due 2012 through its finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the principal amount thereof. The Company used the gross proceeds from the issuance to repay approximately U.S.$248,500 of indebtedness outstanding under its corporate credit facility and to pay approximately U.S.$7,500 of costs relating to the issuance. The Company and most of its direct and indirect subsidiaries have fully and unconditionally guaranteed the 10 1/4% Senior Notes due 2012 on a joint and several basis.

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

Bluewater Finance Limited is a wholly owned finance subsidiary of the Company. Each other subsidiary of the Company (except for PR Jotun DA and Bluewater Energy Services (Malaysia) Bhd. Sdn.) is wholly-owned, directly or indirectly, by the Company. The Company has no independent assets or operations. There are no significant contractual restrictions on the ability of the Company or any other guarantor of the 10 1/4% Senior Notes due 2012 to obtain funds from its subsidiaries by dividend or loan. Neither Bluewater Finance Limited nor any of the guarantors of the 10 1/4% Senior Notes due 2012 (other than the Company) are restricted by any third party in their ability to transfer funds within the meaning of Rule 4-08(e)(3) of Regulation S-X. As a result, the guarantees of the 10 1/4% Senior Notes due 2012 meet the conditions of Rule 3-10(d) of Regulation S-X. The fair value of the 10 1/4% Senior Notes due 2012 at December 31, 2006 amounts to U.S.$351,750 and is based on the quoted market price.

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

As of July 17, 2003, the Company entered into a fixed-to-floating interest rate swap transaction, with terms identical to those of the previous swap transaction, that enabled the Company to swap the equivalents of the fixed rate amount of interest that is payable on U.S.$335,000 aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, the Company received payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%.

On November 4, 2005 the Company partially cancelled the fixed-to-floating interest rate swap transaction in relation to the U.S.$335,000 aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the period from August 15, 2005 to August 15, 2007. Due to the partial cancellation of the swap transaction the Company would incur fair value fluctuations through the statement of income from the date of cancellation until August 15, 2007. The Company paid U.S.$6,898 on November 4, 2005 which represented its net cost from the partial cancellation of the swap transaction. The Company has deferred this cost which will debited it to the statement of income over the remaining duration of the 10¼% Senior Notes due 2012.

On April 21, 2006, the Company cancelled the remainder of the fixed-to-floating interest rate swap transaction in relation to the U.S.$335,000 aggregate principle amount of the 10 1/4% Senior Notes due 2012, which was already partially cancelled for the period from August 15, 2005 to August 15, 2007. The Company paid U.S.$23,750 on May 3, 2006, which represented its net cost from the cancellation of the swap transaction. The Company has deferred this cost which will be debited to the statement of income over the remaining duration of the 10 1/4% Senior Notes due 2012. The 10 1/4% Senior Notes due 2012 will continue at an interest percentage of 10.25%.

The unamortized premium and discount of the 10 1/4% Senior Notes due 2012 amounts to U.S.$(1,820) as of December 31, 2006. The unamortized deferred gain and loss from the cancellations of the swaps amounts to U.S.$(22,799) as of December 31, 2006.

19.          Guarantor Financial Information

In connection with the 10 1/4 Senior Notes due 2012 as described above in note 18, the Company and most of its direct and indirect subsidiaries have fully and unconditionally guaranteed the 10 1/4 Senior Notes on a joint and several basis. Each subsidiary guarantor is owned 100% by the Company. The following tables present parent guarantor, its finance subsidiary, subsidiary guarantors and combined non-guarantors condensed consolidated balance sheets as at December 31, 2006, condensed consolidated results of operations and cash flows for the year ended December 31, 2006.

Condensed Consolidated Balance Sheet
December 31, 2006

	Aurelia	Bluewater	Subsidiary	Combined		Consolidated
	Energy NV	Finance Ltd	Guarantors	Non-Guarantors	Eliminations	Totals
	(in U.S.$ thousands)
ASSETS
Current assets
Cash and cash equivalents	688	17	39,345	2,453	—	42,503
Accounts receivable	25	—	37,775	5,680	—	43,480
Prepaid expenses and other current assets	—	—	50,408	8,341	(3,445)	55,304
Intercompany receivables	—	140	7,179	9,453	(16,772)	—
Total current assets	713	157	95,362	23,474	(20,217)	98,784
Work in process	—	—	29,654	—	—	29,654
	713	157	164,361	25,927	(20,217)	170,941
Non current assets
Financial investments	—	—	23,000	—	—	23,000
Tangible fixed assets	—	—	934,127	474,940	—	1,409,067
Deferred income taxes	—	—	122,177	—	—	122,177
Investment in subsidiaries	(571,987)	—	13,550	—	558,437	—
Loan intercompany	1,262,595	346,056	34,320	—	(1,642,971)	—
Other non-current assets	—	—	23,825	—	—	23,825
Total non current assets	690,608	346,056	1,150,999	474,940	(1,084,534)	1,578,069
Total	691,321	346,213	1,315,360	500,867	(1,104,751)	1,749,010
LIABILITIES AND
SHAREHOLDER’S EQUITY
Current liabilities
Accounts payable	—	—	24,987	612	—	25,599
Other liabilities and accrued expenses	300	12,924	70,580	22,190	(20,217)	85,777
Billings in excess of cost and unrealized income	—	—	12,300	—	—	12,300
Current debt	—	—	3,928	51,101	(487)	54,542
Total current liabilities	300	12,924	111,795	73,903	(20,704)	178,218
Non-current liabilities
Long term bank loans	—	—	363,354	188,311	—	551,665
10 1/4% Senior Notes due 2012	—	333,180	(22,799)	—	—	310,381
Long term loans, related party	153,823	—	—	—	—	153,823
Other non current liabilities	28,001	—	1,434,997	180,605	(1,642,484)	1,119
Total non-current liabilities	181,824	333,180	1,775,552	368,916	(1,642,484)	1,016,988
Minority interest	—	—	—	44,607	—	44,607
Shareholder’s equity:
Share capital	170,000	1	76,764	3,235	(80,000)	170,000
Other shareholder’s equity	339,197	108	(648,751)	10,206	638,437	339,197
Total equity	509,197	109	(571,987)	13,441	558,437	509,197
Total	691,321	346,213	1,315,360	500,867	(1,104,751)	1,749,010

Condensed Consolidated Statement of Income
Year ended December 31, 2006

	Aurelia	Bluewater	Subsidiary	Combined		Consolidated
	Energy NV	Finance Ltd	Guarantors	Non-Guarantors	Eliminations	Totals
	(in U.S.$ thousands)
Revenues	—	29	362,839	76,863	(1,819)	437,912
Operating expenses	161	1	332,833	34,811	(1,620)	366,186
Operating income (loss)	(161)	28	30,006	42,052	(199)	71,726
Financial income (expense)	101,515	1	(148,230)	(20,788)	199	67,303
Income (loss) from subsidiaries	(95,843)	—	10,715	—	85,128	—
Income (loss) before income taxes and minority interest	5,511	29	(107,509)	21,264	85,128	4,423
Income tax (benefits) expenses	90	7	(11,666)	21	—	(11,548)
Income (loss) before minority interest	5,421	22	(95,843)	21,243	85,128	15,971
Minority interest	—	—	—	10,550	—	10,550
Net income (loss)	5,421	22	(95,843)	10,693	85,128	5,421

Condensed Consolidated Statement of Cash Flows
Year ended December 31, 2006

	Aurelia	Bluewater	Subsidiary	Combined		Consolidated
	Energy NV	Finance Ltd	Guarantors	Non-Guarantors	Eliminations	Totals
	(in U.S.$ thousands) (dollars in thousands)
Cash flows from (used in):
Operating activities	203	14	14,900	46,748	—	61,865
Investing activities	—	—	(102,090)	(131,500)	—	(233,590)
Financing activities	—	—	82,799	79,412	—	162,211
Subtotal	203	14	(4,391)	(5,340)	—	(9,514)
Translation effect on cash	—	—	8,991	—	—	8,991
Net increase (decrease) in cash and cash equivalents	203	14	4,600	(5,340)	—	(523)
Beginning cash balance	485	3	34,745	7,793	—	43,026
Ending cash balance	688	17	39,345	2,453	—	42,503

20.   Long-Term Loans Related Party

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

2.      The loan carries interest at a rate of 7% per annum (2005—7%).

3.      Subject to certain permitted exceptions, interest amounts shall not be paid, but shall be added to the loan on a yearly basis.

4.      Before the repayment of the corporate credit facility, the Company shall not give any security for the repayment of the loan.

The fair value of these loans at December 31, 2006 and 2005 amounted to U.S.$173,864 and U.S.$172,030, respectively. The fair value as of December 31, 2006 and 2005 has been determined based on the discounted cash flow method assuming redemption in 5 equal annual installments as from December 2012. On November 3, 2006 and  September 14, 2005 U.S.$3,500 and U.S.$5,000 of interest respectively, was repaid.

21.   Employee Benefits Obligations

(a) Defined Benefit Plan

The group companies in the Netherlands provide defined benefit pension plans for all its employees. Provisions for pension obligations are established for benefits payable in the form of retirement and surviving dependant pensions. Benefits are dependent on years of service and the respective employee’s compensation.

The obligation resulting from defined benefit pension plans is determined using the projected unit credit method. Unrecognized gains and losses resulting from changes in actuarial assumptions are recognized as income (expense) over the expected remaining service life of the active employees, when these gains or losses exceed the 10% corridor of the pension benefit obligation. There were no plan terminations, curtailments or settlements for the three years ended in the period December 31, 2006.

Plan assets are part of pooled assets held by an insurance company. The insurer guarantees a minimum yield of 4%.

The movement in the defined benefit obligations is as follows:

	2006	2005
	(in U.S.$ thousands)
Benefit obligation at January 1	18,008	21,959
Service cost	2,184	2,595
Interest cost	901	955
Plan participants’ contributions	—	55
Actuarial gain/(loss)	1,057	(4,343)
Benefits paid	(379)	(363)
Translation result	(2,241)	(2,850)
Benefit obligation at December 31	24,012	18,008

The movement in plan assets is as follows:

	2006	2005
	(in U.S.$ thousands)
Fair value of plan assets at January 1	13,356	20,481
Actual return on plan assets	2,096	(6,599)
Employer contribution	2,383	2,239
Plan participants’ contributions	—	55
Benefits paid	(379)	(363)
Translation result	1,732	(2,457)
Fair value of plan assets at December 31	19,188	13,356

The following table reconciles the funded items of defined benefit plans to the amounts recognized in the balance sheet:

	2006	2005
	(in U.S.$ thousands)
Benefit obligation	24,012	18,008
Fair value of plan assets	(19,188)	(13,356)
Funded status	4,824	4,652
Unrecognized net actuarial loss	810	1,031
Accrued benefit cost	4,014	3,621

Components of net periodic benefit cost:

	2006	2005	2004
	(in U.S.$ thousands)
Service cost	2,184	2,595	2,394
Interest cost	901	955	816
Expected return on plan assets	(718)	(885)	(754)
Recognized net actuarial gain	—	(3)	(79)
Net periodic benefit cost	2,366	2,662	2,377

Principal actuarial assumptions used to determine pension obligations as of December 31, 2006 and 2005 were as follows:

	2006	2005
Discount rate	4.50%	4.75%
Expected return on plan assets	4.50%	4.75%
Wage and salary increases
25-34	2.0%	2.0%
35-44	1.5%	1.5%
45-54	1.0%	1.0%
55-64	0.5%	0.5%
Retirement benefit increases	2.0%	1.75%
Average employee turnover
25-34	7.0%	7.0%
35-39	6.0%	6.0%
40-44	4.0%	6.0%
45-54	4.0%	4.0%
55-65	0.0%	0.0%

The accumulated benefit obligation as at December 31, 2006 amounted to U.S.$21,262 (2005—U.S.$15,975), of which U.S.$16,060 (2005—U.S.$11,915) is for active members. The benefits to be paid in the next four years together amount to U.S.$778 annually and for the following six years together U.S.$2,457. All measurement dates are December 31, 2006. The expected contribution for 2007 amounts to U.S.$2,697. All benefits are insured in accordance with Dutch pension law and no significant transactions have occurred between the Company and the plan during the period.

(b) Defined Contribution Plan

The group companies in the United Kingdom sponsor defined contribution plans based on local practice and regulations. The plans provide for contributions amounting to 5% of salary. The contributions relating to defined contribution plans are charged to income in the year to which they relate. For the years 2006, 2005 and 2004 contributions charged to income amount to U.S.$210, U.S.$218 and U.S.$426 respectively.

22.   Operations Expenses

Operations expenses are specified as follows:

	2006	2005	2004
	(in U.S.$ thousands)
SPM contracts	126,675	99,312	66,664
FPSO contracts	120,120	156,285	247,409
	246,795	255,597	314,073

23.   Selling, General and Administrative Expenses

Selling, general and administrative expenses are specified as follows:

	2006	2005	2004
	(in U.S.$ thousands)
Personnel	8,362	6,775	5,917
Marketing/Advertising	419	455	493
Professional advisory fees	1,680	1,334	1,187
Rent	250	450	354
Other	2,336	2,296	1,803
	13,047	11,310	9,754

24.   Personnel Expenses and Number of Personnel

Personnel expenses are specified as follows:

	2006	2005	2004
	(in U.S.$thousands)
Personnel on payroll:
Wages and salaries	37,220	26,374	29,491
Pension costs	3,681	3,535	3,360
Other social security contributions	2,507	2,243	2,769
	43,408	32,152	35,620
Personnel costs from temporary agencies (unaudited)	14,400	11,178	14,436
	57,808	43,330	50,056

The average number of personnel employed by the group was 758 (2005—745, 2004—590) and is specified as follows:

	2006	2005	2004
Personnel on payroll:
Engineers	526	528	357
Sales	17	19	17
General and administrative	114	123	102
	657	670	476
Temporary agencies	101	75	114
	758	745	590

25.   Other Operating Income

Other operating income represents primarily the release of the tax lease benefits liability and the receipts from/payments to the lessor as a result of fluctuation in market interest rates.

26.   Income Taxes

The income tax receivable relates to prepaid income taxes in the United Kingdom and the Netherlands, originating from 1995 and 2000 respectively, which are collectable from the local tax authorities.

The current income tax liability at December 31, 2006 and 2005 is specified as follows:

	2006	2005
	(in U.S.$ thousands)
Current:
The Netherlands Antilles	288	258
United Kingdom	27	30
Other countries (the Netherlands, Malta, Norway)	411	722
	726	1,010

The provision for income taxes is as follows:

	2006	2005	2004
	(in U.S.$ thousands)
Current taxes:
Domestic	98	116	(1,098)
Foreign	1,951	3,264	2,060
	2,049	3,380	962
Deferred taxes:
Foreign	(13,597)	(19,801)	(1,431)
Total provision	(11,548)	(16,421)	(469)

The reconciliation of the computation of the provision for income taxes at statutory tax rates to the effective provision for income taxes is as follows:

	2006	2005	2004
	(in U.S.$ thousands)
Income before income taxes and minority interest:
Domestic	102,306	93,062	84,676
Foreign	(97,883)	(91,017)	(78,756)
	4,423	2,045	5,920
The Netherlands Antilles statutory tax rate	3%	3%	3%
Expected provision for income taxes at statutory tax rate	132	61	178
Increase/(reduction) in income taxes from:
Difference between statutory tax rate and tax ruling	(34)	55	(1,276)
Foreign taxes	1,951	3,264	2,060
Deductions in foreign jurisdictions	(13,597)	(19,801)	(1,431)
Income tax benefit	(11,548)	(16,421)	(469)

Deductions in foreign jurisdictions relate primarily to the amortization of goodwill and interest expense on intercompany debt which resulted from the internal restructuring as disclosed in note 30(b). In 2004 the statutory tax rate in the Netherlands changed from 34.5% to 30.0% which decreased the deferred tax asset by U.S.$12,954, resulting in a net deduction in foreign jurisdictions of U.S.$1,431. Effective January 1, 2007 the statutory tax rate in the Netherlands has decreased further, from 30.0% to 25.5%, causing a decrease of the deferred tax asset of U.S.$22,246. This decrease was offset by an increase of the total realizable loss carry forward of U.S.$140,312, resulting in a net deduction in foreign jurisdictions of U.S.$13,597.

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

At December 31, 2006 and 2005, the tax effects of temporary differences and carry forwards that gave rise to the Company’s deferred income tax assets and liabilities are as follows:

	2006	2005
	(in U.S.$ thousands)
Tax loss carry forwards	150,254	121,126
Financial instruments and pensions	951	583
Deferred tax assets	151,205	121,709
Valuation allowance	(29,028)	(14,926)
Net deferred tax assets	122,177	106,783

The tax loss carry forwards available to the Company relate primarily to the group companies in the Netherlands and the UK. The tax loss carry forwards in the Netherlands result primarily from the amortization of goodwill and interest expense on intercompany debt which resulted from the internal restructuring as disclosed in note 30(b).

The movement in the amount of deferred income tax assets on the loss carry forward in the Netherlands is due to the following:

On November 28, 2006, a new corporate income tax bill was passed by the Upper House of Dutch Parliament. The new act was enacted on November 28, 2006 and has entered into effect on January 1, 2007. Under the new act, the Dutch corporate income tax rate has been reduced from 30% to 25.5%, thereby reducing the amount of realizable tax credits related to the Company’s tax losses carried forward by U.S.$22,246. In addition, the carry-forward term has been limited to a maximum of nine years. Transitional rules for losses currently available, resulting from tax years before 2003, apply up to and including tax years starting in 2011.

Based on the developments in the ongoing discussions with the Dutch tax authorities concerning the amount of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. pursuant to the restructuring transactions, the Company has reassessed its estimate of the amount of goodwill that will ultimately result from the internal restructuring and be amortized for income tax purposes, and the amount of interest bearing intercompany debt relating thereto. The Company estimates that it is currently probable that it will realize benefits relating to at least U.S.$591,774 (2005: U.S.$433,950) of amortizable goodwill and at least U.S.$1,041,077 (2005: U.S.$724,000) of interest bearing intercompany debt in connection with the Company’s internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes, subject to the potential application of the thin cap rules as of 2004. The Company’s revised estimate has resulted in an increase of available tax losses up to and including 2006 of U.S.$140,312, bringing the total loss carry forward to U.S.$494,357.

The Company has analysed the future realization of these losses carried forward, considering the Company’s history of earnings, projected earnings based on current contracts as well as future contracts, the revised tax rate, the non-deductible interest as a result of thin cap rules and the maximum carry forward period of the tax losses. Based on this analysis, the Company believes that it is more likely than not that an estimated amount of tax loss carry forwards resulting in a deferred tax asset of U.S.$122,177 will be fully realized. The Company has therefore recorded a valuation allowance of U.S.$4,835.

The movement in the amount of deferred income tax assets on the loss carry forward in the United Kingdom is due to increased losses incurred and a corresponding increase of the valuation allowance. Based on the history of earnings of the UK companies, the Company does not consider it more likely than not that these tax losses and the deferred tax asset relating thereto will be realized and, accordingly the Company has accounted for a full valuation allowance amounting to U.S.$24,193.

In a 2004 decision of the Dutch High Court regarding the valuation of financial instruments for tax purposes, it was concluded that hedge accounting should be followed in the tax return. The advisory committee to the High Court has followed this line of tax treatment of financial instruments in a recent advice to the Dutch High Court in a different case. The Company has discussed these developments regarding the tax treatment of financial instruments with its tax advisors and has concluded that, in cases where the Company applies hedge accounting under the provisions of FAS 133, movements in the mark-to-market value of the financial instruments should also be recorded through other comprehensive income for tax purposes. Therefore the Company no longer records temporary differences on the fair value fluctuations of financial instruments that are recorded through other comprehensive income. The deferred tax adjustment that had been recorded in other comprehensive income as per January 1, 2006 amounting to U.S.$1,798 has been reversed.

At December 31, 2006 the Company has loss carry forwards in the Netherlands of a total nominal amount of U.S.$494,357 expiring between 2013 and 2017. The following table specifies the years in which the Company’s loss carry forwards will expire:

	2013	2014	2015	2016	2017	Total
	(in U.S.$ thousands)
Loss carry forwards	214,641	84,547	76,992	12,627	105,550	494,357

At December 31, 2006 the Company has loss carry forwards in the UK of a total nominal amount of U.S.$80,642 which do not expire.

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

For internal and external reporting purposes, the accounting principles applied are identical.

The segment information per business segment is as follows:

	2006	2005	2004
	(in U.S.$ thousands)
FPSO
Revenues	302,945	333,828	370,241
Segment net income/(loss)	(4,620)	48,545	6,161
Identifiable assets	1,651,276	1,484,571	1,249,003
Capital expenditures	237,625	388,712	24,771
Depreciation and amortization	106,282	94,902	72,940
Net interest income and (expense)	(78,281)	(50,949)	(41,629)
Income taxes	(10,456)	(14,698)	(94)
SPM
Revenues	134,967	65,162	67,424
Segment net income/(loss)	10,041	(35,242)	228
Identifiable assets	97,021	44,480	54,034
Capital expenditures	2,670	3,564	620
Depreciation and amortization	62	51	55
Net interest income and (expense)	1,047	35	44
Income taxes	(1,092)	(1,723)	(375)
Other
Revenues	—	—	—
Segment net income	—	—	—
Identifiable assets	713	634	483
Capital expenditures	—	—	—
Depreciation and amortization	—	—	—
Net interest income and (expense)	—	—	—
Income taxes	—	—	—
Consolidated
Revenues	437,912	398,990	437,665
Segment net income	5,421	13,303	6,389
Identifiable assets	1,749,010	1,529,685	1,303,520
Capital expenditures	240,295	392,276	25,391
Depreciation and amortization	106,344	94,953	72,995
Net interest income and (expense)	(77,234)	(50,914)	(41,585)
Income taxes	(11,548)	(16,421)	(469)

Customers accounting for 10% or more of consolidated revenue all relate to the FPSO segment and are as follows:

	2006		2005		2004
	(in U.S.$ thousands)%		(in U.S.$ thousands)%		(in U.S.$ thousands)%
Amerada Hess	49,734	11	47,849	12	45,544	10
Talisman	48,838	11	73,674	18	74,084	17
Shell	44,368	10	86,549	22	163,477	37
Exxon	61,320	16	—		—
PetroSA	67,320	16	60,249	15	67,813	16

Revenues per geographical area are as follows:

	2006	2005	2004
	(in U.S.$ thousands)
FPSO
Europe	204,688	241,706	285,775
Asia	22,567	31,851	19,395
Africa	67,453	60,250	65,071
Other	8,237	21	—
Total FPSO	302,945	333,828	370,241
SPM
Europe	43,259	5,935	31,826
Asia	88,116	31,719	21,295
Africa	2,691	24,565	6,229
America	576	2,886	7,956
Other	325	57	118
Total SPM	134,967	65,162	67,424
Total	437,912	398,990	437,665

The basis of attributing revenues to geographic areas is determined by the location of the vessel for FPSO revenues and the location of the customer for SPM revenues.

Long-lived assets per geographical area are as follows:

	2006	2005
	(in U.S.$ thousands)
Europe	838,477	832,343
Asia	244,081	90,314
Africa	326,509	352,304
Total	1,409,067	1,274,961

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

(a)          Financial assets and liabilities

Financial instruments in the balance sheet substantially include accounts receivable trade, cash, deposits, long-term loans, short-term loans and trade accounts payable. The fair value of these financial instruments approximates their carrying value, unless indicated otherwise.

(b)           Derivative financial instruments

The Company has entered into interest rate swap agreements to mitigate interest rate risks on specific external debt. Interest rate swap agreements which convert floating interest rate exposures into fixed interest rate were designated as cash flow hedges. The cash flow hedge contract outstanding at December 31, 2005 was a fixed interest rate payable of 3.46% and a U.S.$ denominated floating interest rate receivable which matured in January 2006. Its fair value amounted to an asset of U.S.$11. A corresponding amount was recorded as a positive component of accumulated other comprehensive income at December 31, 2005 which was reclassified as a benefit to income as interest was paid on the underlying debt. The fair value of the interest rate swap is based on quoted market prices.

To limit its interest exposure after July 3, 2006 on the long-term bank loan entered into on July 1, 2005 for financing of the acquisition of its 55% ownership in PR Jotun DA, the Company purchased an interest rate cap. This interest rate cap has a strike rate of 4.4%, limiting the maximum interest costs including margin to 5%. The interest rate cap has a starting notional amount of U.S.$143,900 and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan. The interest rate cap is accounted for as cash flow hedge and change in the fair values are recorded in other comprehensive income. The fair value as of December 31, 2006 was U.S.$2,209.

On August 10, 2006 and August 11, 2006, the Company purchased interest rate caps to limit its interest rate exposure on U.S.$300,000 of the total outstanding amount under its corporate credit facility. These interest rate caps have a strike rate of 6.5%, limiting the maximum interest costs on that principal amount to 6.5% excluding margin. The interest rate caps have fixed notional amounts of U.S.$200,000, U.S.$50,000 and U.S.$50,000 and are aligned with the maturity of the refinanced corporate facility. The interest rate caps are treated as cash flow hedges and changes in their fair values are recorded in other comprehensive income. The fair value as of December 31, 2006 was U.S.$1,084. The Company did not record any ineffectiveness on its interest rate caps in 2006 and 2005.

For designated derivative financial instruments that qualify as fair value hedges, changes in the fair value of the financial instrument and the change in the fair value of the hedged component offset each other in the income statement. The net result of the interest rate swap is recognized in the income statement.

To reduce the interest expense relating to the 10 1/4% Senior Notes due 2012, the Company entered into a fixed-to-floating interest rate swap transaction, with effect from April 25, 2003, that enabled the Company to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335,000 aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the floating rate amount of interest that would be payable on an equal amount of indebtedness. On May 27, 2003, the Company cancelled the swap transaction. Under the swap, prior to the cancellation, the Company received interest payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin over LIBOR. The Company received U.S.$6,700 on May 30, 2003, which represented its net gain from the cancellation of the swap transaction. The Company deferred this gain, which will be credited to income over the remaining duration of the 10 1/4% Senior Notes due 2012, and used this payment to repay outstanding indebtedness under its corporate credit facility.

As of July 17, 2003, the Company entered into a fixed-to-floating interest rate swap transaction, with terms identical to those of the previous swap transaction, that enabled the Company to swap the equivalents of the fixed rate amount of interest that is payable on U.S.$335,000 aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, the Company received payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%.

On November 4, 2005 the Company partially cancelled the fixed-to-floating interest rate swap transaction in relation to the U.S.$335,000 aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the period from August 15, 2005 to August 15, 2007. Due to the partial cancellation of the swap transaction the Company would incur fair value fluctuations through the statement of income from the date of cancellation until August 15, 2007. The Company paid U.S.$6,898 on November 4, 2005 which represented its net cost from the partial cancellation of the swap transaction. The Company has deferred this cost which will debited it to the statement of income over the remaining duration of the 10¼% Senior Notes due 2012. The Company has recorded  ineffectiveness as a result of the partial cancellation resulting in a gain of U.S.$6,650 recognized under interest expense.

On April 21, 2006, the Company cancelled the remainder of the fixed-to-floating interest rate swap transaction in relation to the U.S.$335,000 aggregate principle amount of the 10 1/4% Senior Notes due 2012, which was already partially cancelled for the period from August 15, 2005 to August 15, 2007. The Company paid U.S.$23,750 on May 3, 2006, which represented its net cost from the cancellation of the swap transaction. The Company has deferred this cost which will be debited to the statement of income over the remaining duration of the 10 1/4% Senior Notes due 2012. The 10 1/4% Senior Notes due 2012 will continue at an interest percentage of 10.25%.

(c)            Exchange Rate Sensitivity

The Company’s revenues are primarily denominated in U.S. dollars and, to a lesser extent, sterling and Euro. In 2006, approximately £16,181 (U.S.$29,665) of the Company’s revenues was denominated in sterling and approximately €31,889 (U.S.$42,049) was denominated in Euro. The Company’s expenses are denominated primarily in U.S. dollars and to a lesser degree, euro, sterling and rand. The Company is exposed to fluctuations in foreign currency exchange rates, because a portion of its expenses and financial indebtedness is denominated in currencies that are different from the Company’s revenues. The Company’s policy is to match, through our FPSO service agreements, the revenues in a particular currency with its operating costs in that currency, thereby minimizing the risk associated with fluctuations in foreign currency exchange rates. The Company also matches its indebtedness denominated in U.S. dollars with its revenues denominated in U.S. dollars. The Company purchases foreign currency exchange contracts from financial institutions to the extent of any residual exposure. The Company manages its outstanding currency exposure on a regular basis and nets these exposures across its operations as a group. Gains and losses related to specific currency transactions are recognized as part of its income from financing activities.

In the years 2005 and 2006 the Company entered into foreign currency exchange contracts in relation to projects to hedge against the risk of fluctuations in foreign currency exchange rates for expenditures in currencies other than the project currency. The Company has designated certain foreign currency exchange contracts as cash flow hedges. For such contracts designated and that qualify as cash flow hedges gains and losses related to project specific currency transactions are recognized as part of the Company’s accumulated other comprehensive income/(loss).

The total notional amounts as per contract and the fair values of the Company’s foreign currency exchange contracts as of December 31, 2006 are as follows:

	Expected Maturity Date As of December 31, 2006
	Total	Fair Value
	(in U.S.$ thousands)
Forward Exchange Agreements
(Receive €/Pay U.S.$)
Aggregate Amount	100,755	579
(Receive NOK/Pay U.S.$)
Aggregate Amount	1,957	(37)
(Receive SGD/Pay U.S.$)
Aggregate Amount	25,988	123
(Receive ZAR/Pay U.S.$)
Aggregate Amount	2,992	232
(Receive £/Pay U.S.$)
Aggregate Amount	2,774	175
	134,466	1,072

These foreign currency exchange contracts mature on various dates through fiscal year 2007.

The total notional amounts as per contract and the fair values of the Company’s foreign currency exchange contracts as of December 31, 2006 accounted for as cash flow hedges under FAS 133 are as follows:

	Expected Maturity Date As of December 31, 2006
	Total	Fair Value
	(in U.S.$ thousands)
Forward Exchange Agreements
(Receive €/Pay U.S.$) Aggregate Amount	69,511	243
(Receive SGD/Pay U.S.$) Aggregate Amount	25,988	123
	95,499	366

These foreign currency exchange contracts mature on various dates through 2007 and are included at fair value in the other receivables. The fair value is calculated by multiplying the nominal amounts with the difference between the contract rates and the forward rates.

The Company recorded ineffectiveness on its foreign currency exchange contracts in 2006 of U.S.$(1,546) and in 2005 of U.S.$1,796.

(d)           Repayment schedule for debt

The following is a schedule of future repayments of debt for the next 5 years:

Year ending December 31, 2006
2007	54,542
2008	50,140
2009	52,602
2010	51,612
2011	147,312
Thereafter	738,823
Total	1,095,031

29.          Commitments

(a)          Rent obligations and operational lease agreements

The Company leases buildings, office space and cars under various operating lease agreements extending through fiscal year 2014.

The following is a schedule of future minimum rental payments for the next 5 years:

Year ending December 31, 2006
(in U.S.$ thousands)
2007	3,061
2008	3,105
2009	2,906
2010	2,709
2011	2,615
Thereafter	8,801
23,197

Lease expenses for the years ended December 31, 2006, 2005 and 2004 under all operating leases amounted to approximately U.S.$2,541, U.S.$3,120 and U.S.$2,625 respectively. No contingent rental payments or clauses regarding any terms of renewal, purchase options, escalation clause or restrictions exist.

(b)           Guarantees

The Company has guarantee facilities with banks available amounting to U.S.$76,372. At December 31, 2006, these facilities were used for a total amount of U.S.$45,965 (2005—U.S.$18,062) to provide bank guarantees of subsidiary debt to certain third parties.

(c)            Purchase commitments

The Company has in its ordinary course of business activities entered into purchase commitments for the operations of the FPSOs and the activities in the SPM segment. As of December 31, 2006 there are no significant purchase commitments in connection with the acquisition of tangible fixed assets.

30.          Loss Contingencies

(a)          Claims

From time to time, the Company is subject to various claims arising out of the ordinary course of business.

At December 31, 2006, a significant claim existed against the Company involving aggregate damages of U.S.$16,000. This claim relates to the alleged breach of a contract for the design of equipment. Since the outcome of this claim is uncertain the Company cannot estimate a possible loss or range of loss.

In addition, the Company is subject to proceedings initiated by certain of its competitors in the district court in The Hague in respect of an alleged infringement of intellectual property rights. The claims of these competitors failed during the injunctions proceedings before the District Court as well as before the Court of Appeal. Plaintiffs continued their claims by starting proceedings at the District Court in The Hague requesting a judgment on the merits. In 2006 the Court nullified one of the two patents relied upon by these competitors and rejected their claim related to the nullified patent. The judgment of the District Court on the remaining part of the proceedings on the merits is expected in April 2007. With respect to the patents at stake, the Company has received advice from its patent agent that our product design does not infringe upon any valid claim of the patents. The Company cannot estimate a possible loss or range of loss related to this claim.

While the ultimate result of all such matters is not presently determinable, based upon current knowledge and facts, management does not expect that their resolution will have a material adverse effect on the Company’s consolidated financial position or results of operation.

(b)           Internal restructuring and tax audit

Effective January 1, 2000, the Company entered into an internal restructuring process. In connection with this restructuring, the economic interests in most of the assets and liabilities of certain non-Dutch consolidated group companies (the “selling companies”) were sold to Bluewater Holding B.V., while legal title to the assets and liabilities transferred remained with the selling entities. The valuation of the assets and liabilities transferred was based on a valuation report. The sales of these economic interests resulted in intercompany profits at the level of the selling companies and the creation of a corresponding amount of (amortizable) goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. The tax consequences of the Company’s internal restructuring have been the subject of extensive discussions with the tax authorities and of a tax audit.

In 2002 and 2003 the Dutch tax authorities issued tax assessments with respect to certain non-Dutch group members pertaining to the 1997, 1998, 1999 and 2000 tax years, for a total amount of €137,900 (U.S.$181,835), based on the position that these group companies, prior to and at the time of the restructuring, were residents of the Netherlands for Dutch tax purposes or had a taxable presence in the Netherlands. The Company filed a letter of objection to these assessments and engaged in further discussions with the Dutch tax authorities, in response to which these assessments have been reduced to zero.

The Dutch tax authorities also issued assessments with respect to one of the Dutch group companies in respect of the years 1998 and 1999 based on their assertion that certain transfer pricing adjustments were required. These assessments claimed additional tax payments were required in an aggregate amount of €23,300 (U.S.$30,723). Based upon a letter of objection against these assessments and subsequent discussions on this issue, the tax authorities have issued decisions in February and March 2006 to eliminate these additional tax assessment amounts, thereby reducing the assessments to the amounts that are equal to amounts originally shown in the tax returns as filed.

Prior to and after the restructuring that took place in 2000 the Company has also had extensive discussions with the Dutch tax authorities concerning the amount of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. pursuant to the restructuring transactions, and the amount of goodwill carried at one of the non-Dutch group companies at the date it was redomiciled to the Netherlands as part of the same restructuring. In 2005 the Company received tax assessments for these two companies for the tax year 2000 based on the tax authorities’ view that no goodwill should be attributed to these companies and that, accordingly, the amount of intercompany debt and interest expense at the level of Bluewater Holding B.V. should be reduced. The Company has filed letters of objection against these assessments and had subsequent discussions with the Dutch tax authorities. In February 2006, the Company received decision letters from the Dutch tax authorities accepting some goodwill at the level of the redomiciled non-Dutch group company but no goodwill at the level of Bluewater Holding B.V., and at the same time reducing its intercompany debt and related interest expense by a corresponding amount. On March 22, 2006, the Company started legal proceedings to have the assessments reviewed. The Company’s appeal will be heard before the lower tax court in Haarlem on April 25, 2007.

In February 2007 the Company has received tax assessments for Bluewater Holding B.V. respect of the years 2001 and 2002, based on the same view of the tax authorities as mentioned above. The Company has filed letters of objection against these assessments as well and expects that the tax authorities will delay a decision on these until the litigation in respect of the year 2000 has ended. As is permitted under Dutch law and regulations, the Company intends to withhold payment of amounts in respect of contested tax assessments pending final resolution of the issue.

During 2006 it has become clear from the defense papers filed by the tax authorities that the tax authorities have focused the dispute in the current litigation stage before the tax court on various components of the valuation method that was used to establish the enterprise value at the time of the restructuring and hence the amount of goodwill that arose upon the restructuring. It appears unlikely that other previously disputed matters, such as the amount of goodwill already present at the Dutch group company mentioned above at the time of the restructuring, will become subject to judicial review during the upcoming court hearing on April 25, 2007. The valuation method that was used at the time of the restructuring is in accordance with authoritative literature on this subject and is fully supported by independent valuation experts. The effective elimination of the previously disputed matters, which has recently become apparent from the defense papers filed by the tax authorities, and the support from independent experts for the Company’s position regarding the principal points of discussion, has in the Company’s view significantly reduced the risk of a reduction of the total amount of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V.

Based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, the Company estimates that it is currently probable that the Company will realize benefits relating to at least U.S.$591,774 (2005: U.S.$433,950) of amortizable goodwill and at least U.S.$1,041,077 (2005: U.S.$724,000) of interest bearing intercompany debt in connection with the Company’s internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes, subject to the potential application of the thin cap rules as of January 1, 2004 and loss carry forward limitations as of December 30, 2012. The Company has assessed the valuation of these increased amounts of realizable benefits in accordance with FAS 109 as disclosed in note 26.

Notwithstanding the Company’s current estimates, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on the Company’s actual tax position, because such definitive quantification depends on a number of possible future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in the current legal proceedings, as well as the outcome of such proceedings.

As of January 1, 2004 Dutch tax law contains so-called thin-capitalization, or ‘thin cap’ rules that may operate to restrict the deductibility of interest on intercompany debt (including external debt that is guaranteed by an affiliated company). In order, among other things, to defer applicability of the Dutch thin cap rules until December 30, 2004 and periods thereafter, the fiscal years of all Bluewater’s Dutch group companies were changed, although no assurance can be given that this measure will be effective to preclude applicability of the thin cap rules to such companies as of January 1, 2004. As the disallowed portion of the interest deduction depends significantly on the debt-equity ratio of the relevant entity at the beginning and the end of any financial year, it is clear that the outcome of the dispute with the Dutch tax authorities concerning the relevant goodwill amount (and the annual amortization amount resulting there from) and the corresponding intercompany debt amount will have a significant impact on the effect of the thin cap rules on Bluewater Holding B.V.

In December 2001, U.S.$379,500 of the intercompany indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that the Company may take advantage of in subsequent periods, at the same time increasing the equity amount for application of the thin cap rules as of 2004. In December 2006 a further amount of intercompany debt of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital. According to the terms of the agreement, the amount of this debt conversion will be determined based on the total debt and equity of Bluewater Holding B.V. as per December 31, 2006, as well as the final amount of goodwill and intercompany debt that will be established based on the outcome of the pending legal proceedings.

The outcome of these discussions and judicial proceedings, which may take a considerable period of time, could limit the Company’s ability to take advantage of future tax savings associated with the Company’s internal restructuring by limiting the amount of goodwill that the Company may amortize and the amount of interest that the Company may deduct for tax purposes in future periods. In addition, the outcome of the Company’s dispute with respect to thin cap rules may limit the amount of deductible interest for the tax year 2004 and subsequent periods. While the Company believes that it is probable that it will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions and the pending proceedings relating thereto will have a material adverse effect on the Company’s financial position, there can be no assurance in this regard and the Company could lose some or all of the future anticipated tax savings associated with its internal restructuring.

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

At December 31, 2006, management believes that no uninsured events existed that will have a material adverse effect on the consolidated financial position or operations of the Company.

31.          Minority Interest

Minority interests in consolidated companies represent the third-party shareholding of 45% by SMNAS in the underlying net assets of PR Jotun DA.

32.          Shareholder’s Equity and Appropriation of Net Income

The Articles of Incorporation provide that the result for the year is subject to a disposition to be decided at the Annual General Meeting of Shareholders. Each share (common and non-profit sharing five percent non-cumulative preference share) is entitled to cast one vote. The preference shares do not have preference rights in case of liquidation of the Company. Directors of the Company are authorized to decide upon the payment of an interim dividend by way of an advance on dividends expected. No dividend is proposed to be paid for 2006.

Management proposes to add the net income for the year to retained earnings. This proposal has been reflected in the accompanying financial statements.

There were no dividends declared in 2006 and 2005.

33.          Accumulated Other Comprehensive Income

The accumulated balances of other comprehensive income are as follows:

	Foreign currency items	Financial instruments	Accumulated Other Comprehensive Income
	(in U.S.$ thousands)
Balance at January 1	(18,696)	(4,029)	(22,725)
Current-period change	2,234	6,060	8,294
Balance at December 31	(16,462)	2,031	(14,431)

34.          Restatement of the 2005 Statement of Cash Flows

Subsequent to the issuance of the Company's 2005 financial statements, the Company's management determined that, due to an unintentional error, the effect of the change in fair value of interest rate swap and caps was presented as a U.S.$6,650 cash increase in the cash flow from operations while the actual effect of this change was a U.S.$6,650 decrease. As a result of this error in the cash flow from operations, a corresponding and offsetting error was made in the cash flows from financing relating to the proceeds from long term and short term loans from banks and third parties. Accordingly, the statement of cash flows for 2005 was restated to reduce net cash provided by operating activities by U.S.$13,300 and to increase net cash provided by financing activities by the same amount. This reclassification in the statement of cash flows did not have any impact on cash and cash equivalents, total cash flows, statement of operations or balance sheets as of and for the year ended December 31, 2005.